SUMITOMO MITSUI BANKING CORPORATION
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, JAPAN

02049817

SMBC

BEST AVAILABLE COPY

SUPPL

August 22, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SEC MAIL RECEIVED SEP 05 2002 WASH. D.C. 164 SECTION

Sumitomo Mitsui Banking Corporation (the "Bank")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

File No.82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that the Bank (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from June 1 2002 to July 31 2002.

The Bank hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 9/9

Regards,

Sumitomo Mitsui Banking Corporation

By: ______________________________
Masahiko Oshima
General Manager
Investor Relations Department
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM June 1, 2002 TO July 31,2002

A. JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report for fiscal 2001 (Exhibit A1)
   See Annex B for a brief description.

2. Extraordinary Reports (Exhibit A2)
   See Annex B for a brief description.

3. Notice of the Ordinary General Meeting of Shareholders (Exhibit A3).
   (summary English translation attached)

4. Notice of Resolutions of the Ordinary General Meeting of Shareholders (Exhibit A4).
   (summary English translation attached)

5. Annual Business Report to Shareholders for fiscal 2001 (Exhibit A5).
   See Annex B for a brief description.

6. Disclosure Booklet pursuant to Article 21 of the Banking Law for fiscal 2001 (Exhibit A6).
   See Annex B for a brief description.

7. Public Announcements (summary English translations attached):

   (a) " The Risk of Irrecoverability of the Claims on Fujiki Komuten Co., Ltd. " dated June 5, 2002 (Exhibit A7(a)).
   (b) " Basic Details of the Merger of Asset Management Subsidiaries " dated June 6, 2002 (Exhibit A7(b)).
   (c) " The Risk of Irrecoverability of the Claims on Tone Co., Ltd. " dated June 26, 2002 (Exhibit A7(c)).
   (d) " The Risk of Irrecoverability of the Claims on Dai Nippon Construction Co., Ltd. " dated July 8, 2002 (Exhibit A7(d)).
   (e) " Notice regarding Adjustment of Conversion Ratio of Type 1 Preferred Stock " dated July 11, 2002 (Exhibit A7(e)).
   (f) " Comments on Today's Media Report " dated July 11, 2002 (Exhibit A7(f)).
   (g) " Comments on Today's Media Reports " dated July 30, 2002 (Exhibit A7(g)).
   (h) " The Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group " dated July 30, 2002 (Exhibit A7(h)).
   (i) " Financial information for the First Quarter of Fiscal Year 2002 " dated July 30, 2002 (Exhibit A7(i)).
   (j) " Stock Option Program " dated July 30, 2002 (Exhibit A7(j)).
   (k) " The Progress Report on Strengthening the Financial Base of Sumitomo Mitsui Banking Corporation " dated July 31, 2002 (Exhibit A7(k)).

# # # # # # # #

ANNEX B

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report for fiscal 2001 (Exhibit A1)

   Annual Securities Report for fiscal 2000, submitted to the Director-General, Kanto-Local Finance Bureau, describing Sumitomo Mitsui Banking Corporation's capital, management, business and annual financial statements for the indicated period and other matters concerning the Bank.

2. Extraordinary Reports (Exhibit A2)

   Report to the Minister of Finance concerning issuance of stock options to Sumitomo Mitsui Banking Corporation's directors and employees.

3. Annual Business Report to Shareholders for fiscal 2001 (Exhibit A5)

   Report made available to the Bank's shareholders, containing prescribed data and detailed information in tabular form relating to the Bank's business and operations.

4. Disclosure Booklet pursuant to Article 21 of the Banking Law (Exhibit A6)

   Booklet containing statistical data and narrative description of the Bank, made generally available to the public in Japan.

########

File No. 82-4395
Exhibit A1

有価証券報告書

事業年度　　自　平成13年４月１日
(第１期)　　至　平成14年３月31日

株式会社 三井住友銀行

(501011)

有価証券報告書

(証券取引法第24条第1項に基づく報告書)

事業年度　自　平成13年4月1日
(第1期)　至　平成14年3月31日

関東財務局長 殿

平成14年6月28日提出

会社名	株式会社 三井住友銀行
英訳名	Sumitomo Mitsui Banking Corporation
代表者の役職氏名	頭取　西川善文
本店の所在の場所	東京都千代田区有楽町1丁目1番2号
電話番号	東京(03)3501-1111(大代表)
連絡者	財務企画部副部長　梅山勉
最寄りの連絡場所	同上
電話番号	同上
連絡者	同上

有価証券報告書の写しを縦覧に供する場所

名称	所在地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜4丁目6番5号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町2丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町2丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見2丁目2番2号
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号
株式会社大阪証券取引所	大阪市中央区北浜1丁目6番10号
株式会社名古屋証券取引所	名古屋市中区栄3丁目3番17号
証券会員制法人札幌証券取引所	札幌市中央区南一条西5丁目14番地の1

(本書面の枚数　表紙共103枚)

目　　次

頁

第一部 企業情報

第1 企業の概況

1. 主要な経営指標等の推移

(1) 当連結会計年度の前4連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

	平成9年度 (自 平成9年4月1日 至 平成10年3月31日)	平成10年度 (自 平成10年4月1日 至 平成11年3月31日)	平成11年度 (自 平成11年4月1日 至 平成12年3月31日)	平成12年度 (自 平成12年4月1日 至 平成13年3月31日)	平成13年度 (自 平成13年4月1日 至 平成14年3月31日)
連結経常収益	百万円 2,578,793	2,677,921	3,002,923	2,725,995	3,779,702
連結経常利益 (△は連結経常損失)	百万円 △502,689	△877,321	237,285	310,741	△580,628
連結当期純利益 (△は連結当期純損失)	百万円 △251,296	△568,889	61,875	83,469	△463,887
連結純資産額	百万円 1,671,593	1,757,123	1,804,358	1,837,151	2,912,619
連結総資産額	百万円 64,369,544	54,973,872	53,767,504	67,392,974	108,005,001
連結ベースの1株当たり純資産額	円 532.18	400.71	415.77	426.32	282.85
連結ベースの1株当たり当期純利益 (△は連結ベースの1株当たり当期純損失)	円 △80.00	△181.48	18.61	25.50	△84.12
連結ベースの潜在株式調整後1株当たり当期純利益	円 ―	―	18.17	24.93	―
連結自己資本比率 (国際統一基準)	% 9.23	10.95	11.60	10.94	10.45
連結自己資本利益率	% ―	―	4.55	6.05	―
連結株価収益率			倍 82.23	43.92	―
営業活動によるキャッシュ・フロー			百万円 2,630,143	3,557,706	△5,381,510
投資活動によるキャッシュ・フロー			百万円 △2,289,615	△3,913,743	5,732,808
財務活動によるキャッシュ・フロー			百万円 63,179	△103,642	△268,813
現金及び現金同等物の期末残高		百万円 928,701	1,323,157	868,132	2,128,742
従業員数 〔外、平均臨時従業員数〕			人 19,364 〔5,269〕	22,222 〔5,209〕	43,793 〔11,506〕

(注) 1. 平成10年度の連結財務諸表における子会社・関連会社の範囲及び税効果会計につきましては、それぞれ「連結財務諸表の用語、様式及び作成方法に関する規則の一部を改正する省令」(平成10年大蔵省令第136号)附則第2項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」(平成10年大蔵省令第173号)附則第3項に基づき、これらの省令により改正された連結財務諸表規則を適用しております。
2. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
3. 連結ベースの1株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
4. 連結ベースの1株当たり当期純利益(又は当期純損失)は、連結当期純利益(又は連結当期純損失)から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
5. 連結ベースの潜在株式調整後1株当たり当期純利益につきましては、平成9年度、平成10年度及び平成13年度は当期純損失が計上されているため、記載しておりません。
6. 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。
7. 連結自己資本利益率は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。なお、平成9年度、平成10年度及び平成13年度は当期純損失が計上されているため、記載しておりません。
8. 連結株価収益率につきましては、平成13年度は当期純損失が計上されているため、記載しておりません。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

	平成９年度 (自 平成9年4月1日 至 平成10年3月31日)	平成10年度 (自 平成10年4月1日 至 平成11年3月31日)	平成11年度 (自 平成11年4月1日 至 平成12年3月31日)	平成12年度 (自 平成12年4月1日 至 平成13年3月31日)
連結経常収益	百万円 2,613,698	2,139,226	2,147,495	1,723,182
連結経常利益 (△は連結経常損失)	百万円 △403,600	△776,190	136,497	183,876
連結当期純利益 (△は連結当期純損失)	百万円 △88,301	△479,266	62,581	48,939
連結純資産額	百万円 1,726,737	2,174,486	2,208,554	2,175,809
連結総資産額	百万円 53,160,330	49,015,005	48,495,608	51,849,687
連結ベースの１株当たり純資産額	円 446.47	331.28	340.98	333.46
連結ベースの１株当たり当期純利益 (△は連結ベースの１株当たり当期純損失)	円 △25.51	△124.72	12.58	9.22
連結ベースの潜在株式調整後 １株当たり当期純利益	円 ―	―	―	9.21
連結自己資本比率 (国際統一基準)	% 9.12	12.33	12.53	11.31
連結自己資本利益率			% 3.74	2.67
連結株価収益率			倍 62.08	62.36
営業活動による キャッシュ・フロー			百万円 888,743	3,218,472
投資活動による キャッシュ・フロー			百万円 △367,609	△3,060,146
財務活動による キャッシュ・フロー			百万円 △22,124	△420,024
現金及び現金同等物の 期末残高		百万円 905,496	1,408,146	1,147,369
従業員数			人 23,837	24,184

(注) 1. 平成10年度の連結財務諸表における子会社・関連会社の範囲及び税効果会計につきましては、それぞれ「連結財務諸表の用語、様式及び作成方法に関する規則の一部を改正する省令」(平成10年大蔵省令第136号)附則第２項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」(平成10年大蔵省令第173号)附則第３項に基づき、これらの省令により改正された連結財務諸表規則を適用しております。

2. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

3. 連結ベースの１株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

4. 連結ベースの１株当たり当期純利益(又は当期純損失)は、連結当期純利益(又は連結当期純損失)から当期優先株式配当金総額(平成12年度は当行の合併交付金を含む)を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

5. 連結ベースの潜在株式調整後１株当たり当期純利益額の平成９年度及び平成10年度につきましては、当期純損失のため、平成11年度につきましては、潜在株式を調整した計算により１株当たり当期純利益金額は減少しないため記載しておりません。

6. 連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

7. 連結自己資本利益率は、連結当期純利益から当期優先株式配当金総額(平成12年度は当行の合併交付金を含む)を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。

(2) 当行の当事業年度の前４事業年度及び当事業年度に係る主要な経営指標等の推移

回次	第154期	第155期	第156期	第157期	第1期
決算年月	平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
経常収益	百万円 2,331,509	1,923,752	2,182,305	1,849,600	2,791,405
経常利益 (△は経常損失)	百万円 △617,396	△741,036	176,477	168,421	△522,106
当期純利益 (△は当期純損失)	百万円 △621,695	△374,123	48,818	55,675	△322,852
資本金	百万円 502,348	752,848	752,848	752,848	1,326,746
発行済株式総数	千株 3,141,062	普通株式3,141,062 優先株式 167,000	普通株式3,141,062 優先株式 167,000	普通株式3,141,062 優先株式 167,000	普通株式5,709,424 優先株式 967,000
純資産額	百万円 1,138,014	1,846,470	1,880,637	1,918,707	3,196,492
総資産額	百万円 58,076,795	51,531,297	51,089,338	65,265,680	102,082,581
預金残高	百万円 32,523,631	27,223,682	27,388,205	30,169,065	61,051,813
貸出金残高	百万円 35,930,302	33,716,858	31,358,560	31,172,382	59,928,368
有価証券残高	百万円 7,256,931	6,679,892	8,982,244	16,860,309	20,442,996
１株当たり純資産額	円 362.30	428.35	439.23	451.35	332.02
１株当たり配当額 (内１株当たり中間配当額)	円 8.50 (4.25)	普通株式 6.00 第１回優先株式 0.03 第２回優先株式 0.08 (普通株式 3.00 第１回優先株式 ― 第２回優先株式 ―)	普通株式 6.00 第１回第一種優先株式10.50 第２回第一種優先株式28.50 (普通株式 3.00 第１回第一種優先株式 5.25 第２回第一種優先株式14.25)	普通株式 6.00 第１回第一種優先株式10.50 第２回第一種優先株式28.50 (普通株式 3.00 第１回第一種優先株式 5.25 第２回第一種優先株式14.25)	普通株式 4.00 第１回第一種優先株式10.50 第２回第一種優先株式28.50 第五種優先株式 13.70 (普通株式 ― 第１回第一種優先株式 ― 第２回第一種優先株式 ― 第五種優先株式 ―)
１株当たり当期純利益 (△は１株当たり当期純損失)	円 △197.93	△119.11	14.41	16.59	△59.20
潜在株式調整後 １株当たり当期純利益	円 ―	―	14.12	16.25	―
単体自己資本比率 (国際統一基準)	／	% 11.94	12.46	11.80	11.50
自己資本利益率	% ―	―	3.32	3.72	―
株価収益率	／	／	倍 106.17	67.49	―
配当性向	% ―	―	41.63	36.15	―
従業員数	人 15,111	14,995	12,982	12,173	22,464

(注) 1. 第155期の財務諸表における子会社・関連会社の範囲及び税効果会計につきましては、それぞれ「財務諸表等の用語、様式及び作成方法に関する規則の一部を改正する省令」(平成10年大蔵省令第135号)附則第２項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」(平成10年大蔵省令第173号)附則第３項に基づき、これらの省令により改正された財務諸表等規則の規定を適用しております。

2. 消費税及び地方消費税の会計処理は、税抜方式によっております。

3. １株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(第１期は「自己株式」を除く)で除して算出しております。

4. 第１期中間配当についての取締役会決議は平成13年10月11日に行いました。
5. 平成11年６月25日の第１回優先株式及び第２回優先株式にかかる種類株主総会及び平成11年６月29日の定時株主総会において、従来定款に定めていた優先株式を第一種優先株式とする旨、定款を変更いたしました。
6. １株当たり当期純利益(又は当期純損失)は、当期純利益(又は当期純損失)から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(第１期は「自己株式」を除く)で除して算出しております。
7. 潜在株式調整後１株当たり当期純利益につきましては、第154期、第155期及び第１期は当期純損失が計上されているため、記載しておりません。
8. 単体自己資本比率は、金融システム改革のための関係法律の整備等に関する法律の施行により銀行法第14条の２が改正されたことに伴い、大蔵省告示に定められた算式に基づき、第155期より算出しております。なお、当行は国際統一基準を適用しております。
9. 自己資本利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。なお、第154期、第155期及び第１期は当期純損失が計上されているため、記載しておりません。
10. 株価収益率につきましては、第１期は当期純損失が計上されているため、記載しておりません。
11. 配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。なお、第154期、第155期及び第１期は当期純損失が計上されているため、記載しておりません。
12. 従業員数は第156期より就業者数で記載しており、海外の現地採用者を含み、当行から他社への出向者を含まないこととしております。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

回次	第8期	第9期	第10期	第11期
決算年月	平成10年3月	平成11年3月	平成12年3月	平成13年3月
経常収益	百万円 2,527,364	1,937,086	1,929,971	1,439,956
経常利益 (△は経常損失)	百万円 △417,223	△754,187	159,932	190,746
当期純利益 (△は当期純損失)	百万円 △220,516	△375,315	57,117	82,160
資本金	百万円 599,445	1,042,706	1,042,706	1,042,706
発行済株式総数	千株 普通株式3,747,134 優先株式 26,883	普通株式4,083,121 優先株式 811,307	普通株式4,117,297 優先株式 802,772	普通株式4,118,077 優先株式 802,577
純資産額	百万円 1,298,113	2,223,521	2,252,289	2,281,230
総資産額	百万円 51,650,386	47,208,716	46,559,485	48,461,818
預金残高	百万円 32,825,723	30,110,714	29,803,721	28,872,248
貸出金残高	百万円 35,083,771	32,291,263	31,939,952	30,575,498
有価証券残高	百万円 6,449,372	6,217,570	6,911,602	10,199,669
1株当たり純資産額	円 332.07	343.09	351.38	358.43
1株当たり配当額 (内1株当たり中間配当額)	円 普通株式 8.50 第一回優先株式 22.50 第二回優先株式 15.00 (普通株式 4.25 第一回優先株式 22.50 第二回優先株式 7.50)	普通株式 7.25 第二回優先株式 15.00 第三回優先株式(第二種) 0.04 (普通株式 4.25 第二回優先株式 7.50 第三回優先株式(第二種) —)	普通株式 6.00 第二回優先株式 15.00 第三回優先株式(第二種) 13.70 (普通株式 3.00 第二回優先株式 7.50 第三回優先株式(第二種) 6.85)	普通株式 6.00 第二回優先株式 15.00 第三回優先株式(第二種) 13.70 (普通株式 3.00 第二回優先株式 7.50 第三回優先株式(第二種) 6.85)
1株当たり当期純利益 (△は1株当たり当期純損失)	円 △62.92	△97.62	11.24	17.28
潜在株式調整後 1株当たり当期純利益	円 —	—	—	17.24
単体自己資本比率 (国際統一基準)		% 12.38	12.50	11.91
自己資本利益率			% 3.23	4.86
株価収益率			倍 69.48	33.27
配当性向	% —	—	53.42	34.71
従業員数	人 17,420	16,330	14,930	12,558

(注) 1. 第9期の財務諸表における子会社・関連会社の範囲および税効果会計につきましては、それぞれ「財務諸表等の用語、様式及び作成方法に関する規則の一部を改正する省令」(平成10年大蔵省令第135号)附則第2項及び「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する省令」(平成10年大蔵省令第173号)附則第3項に基づき、これらの省令により改正された財務諸表等規則を適用しております。

2. 消費税及び地方消費税の会計処理は、税抜方式によっております。

3. 1株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数で除して算出しております。

4. 第一回優先株式は、平成９年10月１日付で普通株式に一斉転換されております。
5. 第11期の１株当たり配当額は、合併交付金(平成12年10月１日から平成13年３月31日に至る間の１株当たり配当金相当額)を期末配当金とみなして算出しております。
6. １株当たり当期純利益(又は当期純損失)は、当期純利益(又は当期純損失)から当期優先株式配当金総額(第11期は合併交付金を含む)を控除した金額を、期中平均発行済普通株式数で除して算出しております。
7. 潜在株式調整後１株当たり当期純利益金額の第８期及び第９期につきましては、当期純損失のため、第10期につきましては潜在株式を調整した計算により１株当たり当期純利益金額は減少しないため記載しておりません。
8. 単体自己資本比率は、金融システム改革のための関係法律の整備等に関する法律の施行により銀行法第14条の２が改正されたことに伴い、大蔵省告示に定められた算式に基づき、第９期より算出しております。なお、当行は国際統一基準を適用しております。
9. 自己資本利益率は、当期純利益から当期優先株式配当金総額(第11期は合併交付金を含む)を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。
10. 配当性向は、当期普通株式配当金総額(第11期は合併交付金を含む)を、当期純利益から当期優先株式配当金総額(第11期は合併交付金を含む)を控除した金額で除して算出しております。なお、第８期及び第９期は当期純損失のため、記載しておりません。
11. 従業員数は第11期より就業者数で記載しており、海外の現地採用者を含み、当行から他社への出向者及び取締役を兼務しない執行役員を含まないこととしております。従来の基準によった場合の従業員数は、13,632人であります。

2. 沿革

明治9年7月	私盟会社三井銀行創立
26年6月	私盟会社三井銀行、合名会社に改組(資本金200万円)
28年11月	住友銀行創業(個人経営)
42年11月	合名会社三井銀行、株式会社に改組(資本金2,000万円)
45年3月	株式会社住友銀行設立(資本金1,500万円)
昭和11年12月	兵庫県下主要7行の合併により株式会社神戸銀行設立
15年12月	大日本無尽株式会社設立
18年4月	株式会社三井銀行、株式会社第一銀行と合併し株式会社帝国銀行となる
19年8月	株式会社帝国銀行、株式会社十五銀行を合併
20年7月	株式会社住友銀行、株式会社阪南銀行と株式会社池田実業銀行を合併
20年7月	株式会社神戸銀行、信託業務の兼営を開始
23年4月	大日本無尽株式会社、日本無尽株式会社に商号変更
23年10月	株式会社帝国銀行、株式会社第一銀行を分離し株式会社帝国銀行となる
23年10月	株式会社住友銀行、株式会社大阪銀行に商号変更
24年5月	株式会社帝国銀行、東京証券取引所及び大阪証券取引所に株式を上場
24年5月	株式会社大阪銀行、大阪証券取引所及び東京証券取引所に株式を上場(その後、昭和25年4月札幌証券取引所、平成元年3月名古屋証券取引所に株式を上場)
26年10月	日本無尽株式会社、株式会社日本相互銀行に商号変更
27年12月	株式会社大阪銀行、株式会社住友銀行に行名復帰
29年1月	株式会社帝国銀行、株式会社三井銀行に行名復帰
35年4月	株式会社神戸銀行、信託業務及び勘定を東洋信託銀行株式会社に譲渡
40年4月	株式会社住友銀行、株式会社河内銀行を合併
43年4月	株式会社三井銀行、株式会社東都銀行を合併
43年12月	株式会社日本相互銀行、普通銀行に転換し株式会社太陽銀行に商号変更
48年10月	株式会社神戸銀行と株式会社太陽銀行が合併し株式会社太陽神戸銀行となる
61年10月	株式会社住友銀行、株式会社平和相互銀行を合併
平成元年1月	株式会社住友銀行、ロンドン証券取引所に株式を上場
2年4月	株式会社三井銀行と株式会社太陽神戸銀行が合併し株式会社太陽神戸三井銀行となる
4年4月	株式会社太陽神戸三井銀行、株式会社さくら銀行に商号変更
13年4月	株式会社さくら銀行と株式会社住友銀行が合併し株式会社三井住友銀行となる(資本金1兆2,767億円)

(平成14年3月末現在　連結対象子会社144社、持分法適用会社38社
当行の国内本支店590、国内出張所96、海外支店21、海外出張所2、海外駐在員事務所16)

3. 事　業　の　内　容

(1) 当行グループの事業の内容

当行グループ(当行及び当行の関係会社(うち連結子会社144社、持分法適用会社38社))は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、抵当証券業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

なお、各事業部門(「第5　経理の状況　1. 連結財務諸表等 (1) 連結財務諸表　注記事項」に掲げる事業の種類別セグメント情報の区分と同一)における当行及び関係会社の位置づけ等は次のとおりであります。

(銀行業)

当行の本店及び国内・海外の支店等において、預金業務、貸出業務、商品有価証券売買業務、有価証券投資業務、内国為替業務、外国為替業務、社債受託及び登録業務、金融先物取引等の受託業務、証券投資信託の窓口販売業務等を行っております。

また、国内で株式会社みなと銀行、株式会社関西銀行、株式会社わかしお銀行、株式会社ジャパンネット銀行が、海外ではManufacturers Bank、Sumitomo Mitsui Banking Corporation of Canada、Banco Sumitomo Mitsui Brasileiro S.A.、PT Bank Sumitomo Mitsui Indonesiaが、預金業務、貸出業務等を展開するとともに、エスエムビーシー信用保証株式会社が、国内において当行の取扱う住宅ローン等に対する信用保証業務を行っております。

(リース業)

当事業部門では、国内において三井住友銀リース株式会社を中心に、海外ではSMBC Leasing and Finance, Inc.を中心にリース業務を行っております。

(その他事業)

当事業部門では、国内において三井住友カード株式会社、さくらカード株式会社がクレジットカード業務を、アットローン株式会社が個人向けローン業務を、エスエムビーシーキャピタル株式会社がベンチャーキャピタル業務を、エスエムビーシーコンサルティング株式会社が情報提供サービス業務を、株式会社エスエムビーシーファクターがファクタリング業務を、エスエムビーシーファイナンス株式会社が抵当証券業務、融資業務、ファクタリング業務を、株式会社三井ファイナンスサービスが集金代行業務を、さくらフレンド証券株式会社、明光ナショナル証券株式会社が証券業務を、さくら投信投資顧問株式会社、大和住銀投信投資顧問株式会社が投資顧問業務、投資信託委託業務を、株式会社日本総合研究所がシンクタンク業務、システム開発・情報処理業務、コンサルティング業務を、株式会社さくらケーシーエス、さくら情報システム株式会社がシステム開発・情報処理業務を、大和証券エスエムビーシー株式会社がホールセール証券業務を、ディーエルジェイディレクト・エスエフジー証券株式会社が証券の電子金融取引業務を、ジャパン・ペンション・ナビゲーター株式会社が確定拠出年金の運営管理業務を、株式会社クオークが金銭債権買取業務を行っており、また海外ではSMBC Capital Markets, Inc.が投融資業務、スワップ業務を、SMBC Capital Markets Limitedがスワップ業務を、Sumitomo Mitsui Finance Australia Limitedが投融資業務を行う等、銀行業務、リース業務以外の金融サービスに係る事業を行っております。

(2) 当行グループの事業系統図

(□は連結子会社、○は持分法適用会社。平成13年4月1日以降に名称が変更になった会社、合併した会社については、【　】内に旧名称(合併の場合は合併の当事者となった各会社名)を記載しています。)

株式会社三井住友銀行

銀行業

… 国内本支店590、海外支店21

主な関係会社

＜国内＞

□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西銀行（大阪証券取引所市場第一部上場）
□株式会社わかしお銀行
□株式会社ジャパンネット銀行（インターネット専業銀行）
□エスエムビーシー信用保証株式会社（信用保証業務）【さくら信用保証株式会社】

＜海外＞

□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada【Sakura Bank(Canada)、The Sumitomo Bank of Canada】
□Banco Sumitomo Mitsui Brasileiro S.A.【Banco Sumitomo Brasileiro S.A.】
□PT Bank Sumitomo Mitsui Indonesia【PT Bank Sumitomo Indonesia、P.T. Bank Sakura Swadharma】

リース業

主な関係会社

＜国内＞

□三井住友銀リース株式会社【住銀リース株式会社】

＜海外＞

□SMBC Leasing and Finance, Inc.【Sumitomo Bank Leasing and Finance, Inc.、Sakura Business Finance, Inc.】

その他事業

主な関係会社

＜国内＞

□三井住友カード株式会社（クレジットカード業務）【株式会社住友クレジットサービス】
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）【さくらローンパートナー株式会社】
□エスエムビーシーキャピタル株式会社（ベンチャーキャピタル業務）【住銀インベストメント株式会社、さくらキャピタル株式会社】
□エスエムビーシーコンサルティング株式会社（情報提供サービス業務）【株式会社さくら総合研究所、株式会社日本総研ビジコン】
□株式会社エスエムビーシーファクター（ファクタリング業務）【株式会社さくらファクター】
□エスエムビーシーファイナンス株式会社（抵当証券業務、融資業務、ファクタリング業務）【住銀ファイナンス株式会社】
□株式会社三井ファイナンスサービス（集金代行業務）
□さくらフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□さくら投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
□株式会社日本総合研究所（シンクタンク業務、システム開発・情報処理業務、コンサルティング業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○大和証券エスエムビーシー株式会社（ホールセール証券業務）【大和証券エスビーキャピタル・マーケッツ株式会社】
○明光ナショナル証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
○ディーエルジェイディレクト・エスエフジー証券株式会社（証券の電子金融取引業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（金銭債権買取業務）

＜海外＞

□SMBC Capital Markets, Inc.（投融資業務、スワップ業務）【Sumitomo Bank Capital Markets, Inc.、Sakura Global Capital, Inc.】
□SMBC Capital Markets Limited（スワップ業務）【SBCM Limited】
□Sumitomo Mitsui Finance Australia Limited（投融資業務）【Sumitomo International Finance Australia Limited】

(参考)　当行の組織図

当行の経営組織図は次のとおりであります。

(平成14年３月31日現在)


株主総会
取締役会
経営会議
監査役
監査役会
監査役室
コーポレートスタッフ部門
広報部
社会環境室
経営企画部
ＩＲ室
金融調査室
財務企画部
関連事業部
ポートフォリオマネジメント部
政策投資室
統合リスク管理部
市場管理室
システム企画室
融資企画部
総務部
神戸総務部
法務部
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4. 関係会社の状況

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
(連結子会社)				%	人					
株式会社みなと銀行	神戸市中央区	百万円 24,908	銀行業	50.00 (1.63)	4	—	金銭貸借関係 預金取引関係	—	—	(注)2
株式会社関西銀行	大阪市中央区	百万円 32,500	銀行業	62.24 (12.29)	6	—	金銭貸借関係 預金取引関係	—	—	(注)2
株式会社わかしお銀行	東京都千代田区	百万円 20,831	銀行業	100	9	—	預金取引関係	—	—	—
株式会社ジャパンネット銀行	東京都新宿区	百万円 20,000	銀行業	57	8	—	預金取引関係	—	—	—
エスエムビーシー信用保証株式会社	東京都港区	百万円 87,720	銀行業	100 (100)	11	—	預金取引関係	—	—	—
住銀保証株式会社	東京都千代田区	百万円 47,850	銀行業	100 (100)	9	(注)5	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
Manufacturers Bank	アメリカ合衆国カリフォルニア州ロスアンゼルス市	千米ドル 80,786	銀行業	100	3 (2)	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	—
Sumitomo Mitsui Banking Corporation of Canada	カナダ国オンタリオ州トロント市	千カナダドル 121,870	銀行業	100	3 (2)	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	—
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国サンパウロ市	千ブラジルレアル 116,291	銀行業	100	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	—
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国ジャカルタ市	億インドネシアルピア 15,024	銀行業	97.62	4	—	コルレス関係 金銭貸借関係 預金取引関係	—	—	—
三井住友銀リース株式会社	大阪市中央区	百万円 57,600	リース業	76.50 (39.02)	24	—	金銭貸借関係 預金取引関係 設備等賃貸借関係	—	—	(注)6
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	リース業	100 (10.30)	5 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
Sumitomo Mitsui Finanz(Deutschland) GmbH	ドイツ連邦共和国デュッセルドルフ市	千ユーロ 25	リース業	100	1	—	金銭貸借関係 預金取引関係	—	—	—
三井住友カード株式会社	大阪市中央区	百万円 79,115	その他事業 (クレジットカード業)	100 (53.11)	34 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
さくらカード株式会社	東京都中央区	百万円 7,438	その他事業 (クレジットカード業)	95.74 (27.25)	21	—	金銭貸借関係 預金取引関係 保証取引関係	当行から建物の一部を賃借	—	—
アットローン株式会社	東京都新宿区	百万円 17,500	その他事業 (個人向けローン業)	52	9	—	金銭貸借関係 預金取引関係	—	—	—
エスエムビーシーキャピタル株式会社	東京都中央区	百万円 2,500	その他事業 (ベンチャーキャピタル業)	100 (60.2)	13	—	金銭貸借関係 預金取引関係	—	—	—
エスエムビーシーコンサルティング株式会社	東京都新宿区	百万円 1,100	その他事業 (情報提供サービス業)	100 (50)	11	—	預金取引関係	—	—	—
株式会社エスエムビーシーファクター	東京都港区	百万円 3,000	その他事業 (ファクタリング業)	100	8	—	金銭貸借関係 預金取引関係	—	—	—
エスエムビーシーファイナンス株式会社	東京都港区	百万円 71,705	その他事業 (抵当証券業、融資業、ファクタリング業)	99.15 (18.46)	18	—	金銭貸借関係 預金取引関係	—	—	—
エスエムビーシー抵当証券株式会社	東京都中央区	百万円 18,182	その他事業 (抵当証券業)	57.68 (10.68)	10	—	金銭貸借関係 預金取引関係	—	—	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容 役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	摘要
株式会社三井ファイナンスサービス	東京都千代田区	百万円 1,100	その他事業 (集金代行業)	% 78.18 (34.54)	人 18	—	金銭貸借関係 預金取引関係	—	—	—
さくらファイナンスサービス株式会社	東京都千代田区	百万円 200	その他事業 (集金代行業)	50.45 (10.47)	10	—	金銭貸借関係 預金取引関係	—	—	—
さくらフレンド証券株式会社	東京都中央区	百万円 26,139	その他事業 (証券業)	43.73 (6.26)	6	—	金銭貸借関係 預金取引関係	—	—	(注)2
さくら投信投資顧問株式会社	東京都千代田区	百万円 1,280	その他事業 (投資顧問業)	100	12	—	預金取引関係	—	—	(注)2
株式会社日本総合研究所	東京都千代田区	百万円 3,000	その他事業 (シンクタンク業、システム開発・情報処理業、コンサルティング業)	54.13 (49.28)	24	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
株式会社さくらケーシーエス	神戸市中央区	百万円 2,054	その他事業 (システム開発・情報処理業)	52.89 (47.89)	10	—	金銭貸借関係 預金取引関係	—	—	(注)2
さくら情報システム株式会社	東京都品川区	百万円 600	その他事業 (システム開発・情報処理業)	40 (35)	14	—	金銭貸借関係 預金取引関係	—	—	—
エスエムビーシーローン債権回収株式会社	東京都中央区	百万円 500	その他事業 (債権管理回収業)	80 (80)	14	—	預金取引関係	—	—	—
エスエムビーシービジネス債権回収株式会社	東京都中央区	百万円 500	その他事業 (債権管理回収業)	100	10	—	金銭貸借関係 預金取引関係	—	—	—
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業 (投融資業)	100 (10)	7 (1)	—	預金取引関係 スワップ業務関係	当行から建物の一部を賃借	—	—
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業 (証券業)	100 (10)	5 (1)	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
SMBC Financial Services, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 300	その他事業 (投融資業)	100	3 (1)	—	預金取引関係	—	—	—
Sumitomo Finance (Asia) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 35,000	その他事業 (投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	—
SBTC, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1	その他事業 (投融資業)	100	3 (1)	—	預金取引関係	—	—	—
SB Equity Securities (Cayman), Limited	英領グランドケイマン島ジョージタウン市	百万円 1	その他事業 (融資業)	100	3	—	金銭貸借関係 預金取引関係	—	—	—
SFVI Limited	英領バージンアイランドロードタウン市	米ドル 300	その他事業 (投融資業)	100	2	—	預金取引関係 業務委託関係	—	—	—
Sakura Finance (Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業 (融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—	—
Sakura Capital Funding (Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業 (融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—	—
Sakura Preferred Capital (Cayman) Limited	英領グランドケイマン島ジョージタウン市	百万円 10	その他事業 (融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	—
SMBC International Finance N.V.	オランダ領キュラソー	千米ドル 200	その他事業 (融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—	—
SMBC Capital Markets Limited	英国ロンドン市	千米ドル 297,000	その他事業 (スワップ業)	100	4	—	預金取引関係 スワップ業務関係	当行から建物の一部を賃借	—	—
Sakura Trust International Limited	英国ロンドン市	千英ポンド 250	その他事業 (社債受託業)	100	3	—	預金取引関係	—	—	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
				%	人					
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 200,000	その他事業(投融資業)	100	3	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—	—
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 12,000	その他事業(投融資業)	100	1	—	金銭貸借関係 預金取引関係 スワップ業務関係 業務委託関係	—	—	—
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	—
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 62.5	その他事業(投融資業)	100	2 (1)	—	コルレス関係 預金取引関係	—	—	—
Sakura Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 54	その他事業(投融資業)	100	3 (1)	—	コルレス関係 預金取引関係	—	—	—
Sakura Merchant Bank(Singapore) Limited	シンガポール共和国シンガポール市	百万シンガポールドル 4	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—	—
その他95社										
(持分法適用子会社) その他5社										
(持分法適用関連会社) 大和証券エスエムビーシー株式会社	東京都中央区	百万円 205,600	その他事業(証券業)	40	7	—	金銭貸借関係 預金取引関係 スワップ業務関係	—	—	—
明光ナショナル証券株式会社	東京都中央区	百万円 27,270	その他事業(証券業)	25.49 (4.88)	7	—	金銭貸借関係 預金取引関係	—	—	(注)2
ディーエルジェイディレクト・エスエフジー証券株式会社	東京都千代田区	百万円 3,000	その他事業(証券業)	21.25	4	—	金銭貸借関係 預金取引関係	—	—	—
大和住銀投信投資顧問株式会社	東京都中央区	百万円 2,000	その他事業(投資顧問業)	43.24 (12.85)	5	—	預金取引関係	—	—	(注)2
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	百万円 2,500	その他事業(コンサルティング業)	30	2	—	預金取引関係	—	—	—
株式会社クオーク	大阪市西区	百万円 1,000	その他事業(金銭債権買取業)	39.85 (34.85)	28	—	金銭貸借関係 預金取引関係	—	—	—
その他27社										

(注) 1. 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2. 上記関係会社のうち、有価証券報告書を提出している会社は、株式会社みなと銀行、株式会社関西銀行、さくらフレンド証券株式会社、さくら投信投資顧問株式会社、株式会社さくらケーシーエス、明光ナショナル証券株式会社、大和住銀投信投資顧問株式会社であります。

3. 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

4. 「当行との関係内容」の「役員の兼任等」欄の( )内は、当行の役員(内書き)であります。

5. 住銀保証株式会社は、当行より債権放棄等の支援を受けております。

6. 上記関係会社のうち、三井住友銀リース株式会社の経常収益(連結会社相互間の内部取引を除く)は、連結財務諸表の経常収益の100分の10を超えております。
三井住友銀リース株式会社の平成14年3月期の経常収益は、484,573百万円、経常利益は3,816百万円、当期純利益は2,100百万円、純資産額は86,624百万円、総資産額は1,669,494百万円であります。

なお、上記関係会社のうち、以下の各社は合併により社名を変更しております。

合　併　日	合 併 前 旧 名 称	合 併 後 新 名 称
平成13年４月１日	The Sumitomo Bank of Canada Sakura Bank (Canada)	Sumitomo Mitsui Banking Corporation of Canada
平成13年４月２日	PT Bank Sumitomo Indonesia P.T. Bank Sakura Swadharma	PT Bank Sumitomo Mitsui Indonesia
平成13年４月２日	Sumitomo Bank Leasing and Finance, Inc. Sakura Business Finance, Inc.	SMBC Leasing and Finance, Inc.
平成13年４月１日	住銀インベストメント株式会社 さくらキャピタル株式会社	エムエムビーシーキャピタル株式会社
平成13年４月１日	株式会社さくら総合研究所 株式会社日本総研ビジコン	エムエムビーシーコンサルティング株式会社
平成13年４月２日	Sumitomo Bank Capital Markets, Inc. Sakura Global Capital, Inc.	SMBC Capital Markets, Inc.

また上記関係会社のうち、以下の各社は平成13年４月１日以降に以下のとおり社名を変更しております。

旧　　　名　　　称	新　　　名　　　称
さくら信用保証株式会社	エスエムビーシー信用保証株式会社
Banco Sumitomo Brasileiro S.A.	Banco Sumitomo Mitsui Brasileiro S.A.
住銀リース株式会社	三井住友銀リース株式会社
Sakura Finanz (Deutschland) GmbH	Sumitomo Mitsui Finanz (Deutschland) GmbH
株式会社住友クレジットサービス	三井住友カード株式会社
さくらローンパートナー株式会社	アットローン株式会社
株式会社さくらファクター	株式会社エスエムビーシーファクター
住銀ファイナンス株式会社	エスエムビーシーファイナンス株式会社
さくら抵当証券株式会社	エスエムビーシー抵当証券株式会社
エスジー債権回収株式会社	エスエムビーシーローン債権回収株式会社
さくら債権回収サービス株式会社	エスエムビーシービジネス債権回収株式会社
Sumitomo Bank Securities, Inc.	SMBC Securities, Inc.
Sumitomo Bank Financial Services, Inc.	SMBC Financial Services, Inc.
Sumitomo Bank International Finance N.V.	SMBC International Finance N.V.
SBCM Limited	SMBC Capital Markets Limited
Sumitomo Finance (Dublin) Limited	Sumitomo Mitsui Finance Dublin Limited
Sumitomo International Finance Australia Limited	Sumitomo Mitsui Finance Australia Limited
大和証券エスビーキャピタル・マーケッツ株式会社	大和証券エスエムビーシー株式会社

5. 従業員の状況

(1) 連結会社における従業員数

（平成14年３月31日現在）

	銀行業	リース業	その他事業	合計
従業員数 [外、平均臨時従業員数]	27,160人 [8,088]	1,386人 [15]	15,247人 [3,403]	43,793人 [11,506]

（注）1. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員13,288人を含んでおりません。

2. 当連結会計年度における従業員数の増加は、主として平成13年４月１日付の株式会社さくら銀行との合併によるものであります。

(2) 当行の従業員数

（平成14年３月31日現在）

従業員数	平均年齢	平均勤続年数	平均年間給与
22,464人	37歳5月	14年10月	8,181千円

（注）1. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員861人を含んでおりません。

なお、取締役を兼務しない執行役員42人は従業員数に含めておりません。

2. 平均年間給与は、賞与及び基準外賃金を含んでおります。

3. 平均年齢、平均勤続年数、平均年間給与には、海外の現地採用者を含んでおりません。

4. 当事業年度における従業員数の増加は、主として平成13年４月１日付の株式会社さくら銀行との合併によるものであります。

5. 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は20,563人であります。労使間においては特記すべき事項はありません。

第2　事　業　の　状　況

1.　業 績 等 の 概 要

(1) 業　　　　　　績

① 経済金融環境

当連結会計年度を顧みますと、米国では、景気後退に同時多発テロの影響が加わったため、昨年秋から年末にかけて経済の調整色が強まり、その影響がアジア・欧州各国にも及びました。わが国においても、情報通信関連分野を中心とする世界的な調整の中で、生産活動の落ち込みが長期化しました。年度末にかけては、米国経済に底打ちの兆しが現れ、わが国でも輸出に下げ止まりの動きが見られましたが、国内需要は総じて低調に推移しました。こうした中で、構造改革へ向けて、過剰債務を抱える企業を中心に、再建策・リストラ策に着手する再生に向けた具体的な動きが拡がりました。

金融市場においては、日本銀行が金融緩和姿勢を一層強め、短期市場金利、長期市場金利はともに低水準で推移しました。株式市場では、年度末に持ち直しの動きが見られましたが、年度を通じてみれば株価は低い水準となりました。また、地価も全体として下落傾向が続きました。

こうした中、金融界においては、不良債権問題の早期解消を図るため、金融庁による特別検査が実施されたほか、政府による株式会社整理回収機構の機能拡充等の措置が講じられました。また、制度面では、昨年4月に銀行での一部の保険商品の窓販、本年2月に普通銀行本体による信託業務への参入がそれぞれ解禁されました。一方、銀行が抱える株価変動リスクを軽減することを目的として、銀行に対する株式等の保有制限の導入が決定されるとともに、銀行の保有株式の処分を円滑に進めるため、本年1月に銀行等保有株式取得機構が設立されました。

② 経営戦略

このように、わが国の金融機関を取り巻く経済金融環境が厳しさを増す中、当行では、株主各位、お客様のご期待にお応えし、わが国経済に対する重い責任を果たすために、役職員一同一致協力して努力してまいりました。

第一に、経営環境の急激な変化に対応し、将来の成長力を確保するために、バランスシートの強化を図りました。具体的には、不良債権の最終処理をより一層加速するべく、企業の再生・再編等に真摯に取り組むとともに、将来の資産劣化リスクへの財務的抵抗力を高めて、平成14年度以降の業績回復をより確かなものとするために、当年度の不良債権処理額を大幅に増加させることといたしました。また、業務面における収益増強、保有資産の売却等による剰余金増強策を講じたほか、保有株式残高の圧縮を進めてまいりました。更に、保有有価証券の価格変動リスクへの抵抗力の高い資本構成を実現すること等を目的として、本年3月に資本準備金の一部及び利益準備金の全額を剰余金へ振り替えました。

第二に、合併効果を早期に実現させるため、コスト削減に注力してまいりました。まず、営業拠点につきましては、国内では14支店、11出張所を廃止する一方、11支店（被振込専用支店）、28出張所を新設いたしました。また、海外では2出張所、1駐在員事務所を廃止いたしました。更に、九段本部ビルの返還や事務センターの統合等による施設関連コストの削減や、システム効率化による事務システム関連経費の削減等も行ってまいりました。

第三に、一段と総合的な金融サービスを提供できる体制を構築するため、業態の垣根を越えたアライアンスを一層推進いたしました。具体的には、昨年７月に三井生命保険相互会社、住友生命保険相互会社と提携し、両社の保険契約者が当行の店舗外現金自動設備を通じて契約者貸付を受けられるようにしたほか、昨年９月には住友生命保険相互会社と提携し、法人のお客様の従業員向け福利厚生サービスを当行と住友生命保険相互会社が共同で提供できるようにいたしました。また、昨年11月には、三井・住友グループ保険各社との連携を更に拡充し、結束してお客様のニーズに合致した販売網や魅力ある商品などを提供していくために、三井生命保険相互会社、住友生命保険相互会社及び三井住友海上火災保険株式会社との間で、生命保険商品・損害保険商品・金融融合商品の共同研究・開発、アセットマネジメント事業の再編成等において、全面提携を実施いたしました。

第四に、収益力強化に向けた業務改革に取り組んでまいりました。当行は、お客様ごとの様々なニーズに対して的確なソリューションとなる金融サービスを提供し、それを評価していただく努力を重ねつつ、抜本的な業務改革を実現していくことで、今後、粗利益を確実に向上させてまいりたいと考えております。そのため、「業務改革委員会」を昨年12月に設置し、テーマを絞り込み行内横断的な取り組みを開始いたしました。

③ 営業の成果

当連結会計年度における業績は以下のとおりとなりました。なお、以下の増減の基準となります前連結会計年度の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。

業容面では、預金は前連結会計年度末対比１兆9,369億円増加して64兆9,859億円となり、譲渡性預金は同４兆9,848億円減少して６兆6,620億円となりました。

一方、貸出金は、同１兆8,915億円減少し、63兆6,455億円となりました。

総資産は、同11兆2,376億円減少し、108兆50億円となりました。

損益につきましては、当連結会計年度は、合併効果を早期かつ当初想定以上に実現することを目指し、収益力の強化を図るとともに合理化推進による経費削減に努めました。また、不良債権の最終処理を進めるとともに、将来の資産劣化リスクへの対応力を一段と強化するため多額の不良債権処理を実施致しました。

その結果、経常収益・経常費用につきましては、資金運用収益・資金調達費用の減少、株式売却益の減少、不良債権処理額の増加などを要因とし、経常収益が前連結会計年度対比15.0％減の３兆7,797億円、経常費用は同10.3％増の４兆3,603億円となりました。

また、経常損失は5,806億円、特別損益等を勘案した当期純損失は4,638億円となりました。

純資産額につきましては、当連結会計年度から、その他有価証券及びその他の金銭の信託のうち時価のあるものについて時価評価を行った結果、その他有価証券評価差額金△3,048億円を新たに資本の部に計上したこと、当期純損失が4,638億円になったこと等により、２兆9,126億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアが、各々93％、１％、６％、同経常収益シェアが、各々70％、14％、16％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が87(前連結会計年度比＋０)％、米州が６(同＋０)％、欧州、アジア・オセアニアは、各々３(同△０)％、４(同△０)％、同経常収益シェアは、日本が74(前連結会計年度比△０)％、米州が11(同△２)％、欧州、アジア・オセアニアは、各々８(同＋２)％、７(同＋０)％となりました。

国際統一基準による連結自己資本比率が10.45％となりました。

(2) キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△５兆3,815億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が＋５兆7,328億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△2,688億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は２兆1,287億円となりました。

(3) 事業の種類別セグメントの業績

(増減の基準となります前連結会計年度の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。)

① 事業の種類別収支

当連結会計年度の資金運用収支は前連結会計年度比1,257億円の増益となる1兆4,500億円、役務取引等収支は同32億円の増益となる3,195億円、特定取引収支は同203億円の増益となる1,294億円、その他業務収支は同899億円の増益となる1,789億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は1兆5,665億円、役務取引等収支は1,980億円、特定取引収支は1,228億円、その他業務収支は1,026億円となりました。

リース業セグメントの資金運用収支は△185億円、役務取引等収支は9億円、その他業務収支は564億円となりました。

その他事業セグメントの資金運用収支は1,308億円、役務取引等収支は1,237億円、特定取引収支は65億円、その他業務収支は974億円となりました。

(金額単位　百万円)

種類	年度別		銀行業	リース業	その他事業	相殺消去額(△)	合計
資金運用収益	前連結会計年度	株式会社さくら銀行					1,107,828
		株式会社住友銀行	1,303,077	5,509	174,347	△154,878	1,328,056
	当連結会計年度		2,303,508	10,873	226,528	△364,224	2,176,685
資金調達費用	前連結会計年度	株式会社さくら銀行					437,710
		株式会社住友銀行	628,983	30,080	111,931	△97,052	673,943
	当連結会計年度		736,953	29,408	95,713	△135,402	726,673
資金運用収支	前連結会計年度	株式会社さくら銀行					670,118
		株式会社住友銀行	674,094	△24,571	62,416	△57,825	654,113
	当連結会計年度		1,566,554	△18,534	130,814	△228,821	1,450,012
役務取引等収益	前連結会計年度	株式会社さくら銀行					209,261
		株式会社住友銀行	129,837	2,507	78,103	△7,612	202,836
	当連結会計年度		268,997	941	132,631	△15,289	387,280
役務取引等費用	前連結会計年度	株式会社さくら銀行					61,863
		株式会社住友銀行	39,226	1	1,731	△7,041	33,918
	当連結会計年度		70,963	7	8,864	△12,087	67,747
役務取引等収支	前連結会計年度	株式会社さくら銀行					147,397
		株式会社住友銀行	90,611	2,506	76,371	△571	168,918
	当連結会計年度		198,033	933	123,766	△3,201	319,532
特定取引収益	前連結会計年度	株式会社さくら銀行					26,807
		株式会社住友銀行	74,751	—	11,857	△2,232	84,376
	当連結会計年度		123,017	—	6,762	△329	129,450
特定取引費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	0	—	4,462	△2,316	2,146
	当連結会計年度		125	—	221	△329	17
特定取引収支	前連結会計年度	株式会社さくら銀行					26,807
		株式会社住友銀行	74,751	—	7,394	84	82,229
	当連結会計年度		122,892	—	6,540	—	129,432
その他業務収益	前連結会計年度	株式会社さくら銀行					97,621
		株式会社住友銀行	32,125	506,923	35,332	△22,320	552,060
	当連結会計年度		166,372	574,310	192,997	△88,097	845,583
その他業務費用	前連結会計年度	株式会社さくら銀行					55,471
		株式会社住友銀行	51,944	452,463	7,543	△6,758	505,193
	当連結会計年度		63,763	517,845	95,537	△10,494	666,651
その他業務収支	前連結会計年度	株式会社さくら銀行					42,149
		株式会社住友銀行	△19,819	54,459	27,789	△15,562	46,867
	当連結会計年度		102,609	56,465	97,459	△77,603	178,932

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容
   (1) 銀行業…………銀行業
   (2) リース業………リース業
   (3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度株式会社さくら銀行130百万円、株式会社住友銀行565百万円、当連結会計年度228百万円)を資金調達費用から控除して表示しております。

4. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比２兆8,448億円増加して96兆4,536億円、利回りは同0.35％低下して2.26％となりました。また、資金調達勘定の平均残高は同２兆4,564億円増加して92兆4,181億円、利回りは同0.45％低下して0.79％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は95兆1,167億円、利回りは2.42％となりました。また、資金調達勘定の平均残高は91兆4,714億円、利回りは0.81％となりました。

リース業セグメントの資金運用勘定の平均残高は1,208億円、利回りは9.00％となりました。また、資金調達勘定の平均残高は１兆3,972億円、利回りは2.10％となりました。

その他事業セグメントの資金運用勘定の平均残高は５兆3,768億円、利回りは4.21％となりました。また、資金調達勘定の平均残高は３兆7,072億円、利回りは2.58％となりました。

ア．銀　　行　　業

（金額単位　百万円）

種類	年度別		平均残高	利息	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	48,865,134	1,303,077	2.67％
	当連結会計年度		95,116,727	2,303,508	2.42
うち　貸出金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	32,689,922	804,830	2.46
	当連結会計年度		64,317,001	1,359,665	2.11
うち　有価証券	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	11,872,847	229,151	1.93
	当連結会計年度		23,357,714	513,710	2.20
うち　コールローン及び買入手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	389,983	6,878	1.76
	当連結会計年度		412,275	4,706	1.14
うち　買現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	315,707	1,664	0.53
	当連結会計年度		1,276,857	1,954	0.15
うち　預け金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	3,495,605	216,246	6.19
	当連結会計年度		4,492,821	183,921	4.09
資金調達勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	46,861,209	628,983	1.34
	当連結会計年度		91,471,415	736,953	0.81
うち　預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	30,776,761	383,494	1.25
	当連結会計年度		62,101,358	339,192	0.55
うち　譲渡性預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	5,511,024	23,086	0.42
	当連結会計年度		10,262,920	15,492	0.15
うち　コールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	4,145,264	15,466	0.37
	当連結会計年度		9,542,187	10,140	0.11
うち　売現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,626,260	8,133	0.31
	当連結会計年度		2,807,433	19,171	0.68
うち　コマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	362,055	2,007	0.55
	当連結会計年度		815,664	1,326	0.16
うち　借用金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,476,182	103,152	4.17
	当連結会計年度		3,744,479	138,429	3.70
うち　社債	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	730,585	14,740	2.02
	当連結会計年度		1,858,619	31,152	1.68

（注）1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容
   (1) 銀行業…………銀行業
   (2) リース業………リース業
   (3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4. 無利息預け金の平均残高（前連結会計年度株式会社住友銀行331,933百万円、当連結会計年度779,665百万円）を資金運用勘定から控除して表示しております。

5. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前連結会計年度株式会社住友銀行85,519百万円、当連結会計年度69,548百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前連結会計年度株式会社住友銀行85,519百万円、当連結会計年度69,548百万円）及び利息（前連結会計年度株式会社住友銀行565百万円、当連結会計年度228百万円）を資金調達勘定から、それぞれ控除して表示しております。

イ．リ　ー　ス　業

（金額単位　百万円）

種類	年度別		平均残高	利息	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	93,719	5,509	5.88%
	当連結会計年度		120,827	10,873	9.00
うち　貸出金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	60,727	4,428	7.29
	当連結会計年度		83,297	6,093	7.32
うち　有価証券	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	24,011	748	3.12
	当連結会計年度		24,057	4,450	18.50
うち　コールローン及び買入手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　買現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　預け金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	8,980	93	1.04
	当連結会計年度		13,472	321	2.39
資金調達勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	1,214,885	30,080	2.48
	当連結会計年度		1,397,210	29,408	2.10
うち　預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　譲渡性預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　コールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　売現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　コマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	40,668	141	0.35
	当連結会計年度		105,798	157	0.15
うち　借用金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	1,043,388	23,333	2.24
	当連結会計年度		1,141,768	20,363	1.78
うち　社債	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	130,133	1,716	1.32
	当連結会計年度		149,071	1,762	1.18

（注）1.　事業区分は内部管理上採用している区分によっております。
2.　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4.　無利息預け金の平均残高（前連結会計年度株式会社住友銀行625百万円、当連結会計年度3,935百万円）を資金運用勘定から控除して表示しております。

ウ．その他事業

（金額単位　百万円）

種類	年度別		平均残高	利息	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	3,671,120	174,347	4.75%
	当連結会計年度		5,376,897	226,528	4.21
うち　貸出金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,711,623	129,991	4.79
	当連結会計年度		3,950,566	172,741	4.37
うち　有価証券	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	423,975	19,813	4.67
	当連結会計年度		584,491	29,764	5.09
うち　コールローン及び買入手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	27,247	271	1.00
	当連結会計年度		18,047	685	3.80
うち　買現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	233,949	10,209	4.36
	当連結会計年度		275,087	8,470	3.08
うち　預け金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	216,455	11,990	5.54
	当連結会計年度		332,093	10,326	3.11
資金調達勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,676,911	111,931	4.18
	当連結会計年度		3,707,254	95,713	2.58
うち　預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　譲渡性預金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	—	—	—
	当連結会計年度		—	—	—
うち　コールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,915	162	5.57
	当連結会計年度		5,377	441	8.21
うち　売現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	323,563	15,100	4.67
	当連結会計年度		374,803	12,093	3.23
うち　コマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	18,975	80	0.42
	当連結会計年度		42,661	112	0.26
うち　借用金	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	1,038,675	18,017	1.73
	当連結会計年度		1,777,948	23,187	1.30
うち　社債	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	1,292,663	43,895	3.40
	当連結会計年度		1,506,392	54,047	3.59

（注）1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4. 無利息預け金の平均残高（前連結会計年度株式会社住友銀行9,493百万円、当連結会計年度17,742百万円）を資金運用勘定から控除して表示しております。

5. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前連結会計年度株式会社住友銀行４百万円、当連結会計年度１百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前連結会計年度株式会社住友銀行４百万円、当連結会計年度１百万円）及び利息（前連結会計年度株式会社住友銀行０百万円、当連結会計年度０百万円）を資金調達勘定から、それぞれ控除して表示しております。

エ．合　　　　　計

（金額単位　百万円）

種類	年度別		平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行			42,752,740			1,107,828	2.59%
		株式会社住友銀行	52,629,974	△1,773,984	50,855,990	1,482,934	△154,878	1,328,056	2.61
	当連結会計年度		100,614,452	△4,160,845	96,453,607	2,540,909	△364,224	2,176,685	2.26
うち　貸出金	前連結会計年度	株式会社さくら銀行			32,589,813			795,443	2.44
		株式会社住友銀行	35,462,273	△2,118,204	33,344,068	939,251	△87,431	851,820	2.55
	当連結会計年度		68,350,866	△3,753,665	64,597,200	1,538,500	△117,550	1,420,950	2.20
うち　有価証券	前連結会計年度	株式会社さくら銀行			7,789,349			134,621	1.72
		株式会社住友銀行	12,320,834	△2,971	12,317,862	249,714	△55,885	193,828	1.57
	当連結会計年度		23,966,263	△5,782	23,960,480	547,925	△229,416	318,508	1.33
うち　コールローン及び買入手形	前連結会計年度	株式会社さくら銀行			256,702			5,374	2.09
		株式会社住友銀行	417,230	△827	416,403	7,149	△42	7,106	1.71
	当連結会計年度		430,322	△2,409	427,913	5,392	△202	5,189	1.21
うち　買現先勘定	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	549,657	△21,088	528,568	11,873	△1,011	10,861	2.05
	当連結会計年度		1,551,945	△64,295	1,487,650	10,425	△2,025	8,399	0.56
うち　預け金	前連結会計年度	株式会社さくら銀行			1,553,926			100,750	6.48
		株式会社住友銀行	3,721,041	△220,129	3,500,912	228,330	△10,456	217,874	6.22
	当連結会計年度		4,838,386	△333,255	4,505,131	194,569	△7,677	186,892	4.15
資金調達勘定	前連結会計年度	株式会社さくら銀行			41,560,846			437,710	1.05
		株式会社住友銀行	50,753,005	△2,352,150	48,400,855	770,995	△97,052	673,943	1.39
	当連結会計年度		96,575,880	△4,157,696	92,418,184	862,075	△135,402	726,673	0.79
うち　預金	前連結会計年度	株式会社さくら銀行			31,173,079			233,379	0.74
		株式会社住友銀行	30,776,761	△208,349	30,568,412	383,494	△8,888	374,606	1.23
	当連結会計年度		62,101,358	△338,969	61,762,389	339,192	△7,521	331,670	0.54
うち　譲渡性預金	前連結会計年度	株式会社さくら銀行			3,491,797			12,845	0.36
		株式会社住友銀行	5,511,024	△7,748	5,503,275	23,086	△75	23,010	0.42
	当連結会計年度		10,262,920	△24,751	10,238,168	15,492	△85	15,406	0.15
うち　コールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行			3,210,861			13,563	0.42
		株式会社住友銀行	4,148,180	△10,797	4,137,382	15,628	△52	15,575	0.38
	当連結会計年度		9,547,565	△1,975	9,545,589	10,581	△202	10,378	0.11
うち　売現先勘定	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	2,949,824	△21,088	2,928,735	23,234	△1,009	22,224	0.76
	当連結会計年度		3,182,236	△72,951	3,109,284	31,264	△2,025	29,238	0.94
うち　コマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行			451,608			3,679	0.81
		株式会社住友銀行	421,698	―	421,698	2,229	―	2,229	0.53
	当連結会計年度		964,124	△1,463	962,661	1,596	△6	1,590	0.17
うち　借用金	前連結会計年度	株式会社さくら銀行			1,514,119			43,922	2.90
		株式会社住友銀行	4,558,246	△2,101,618	2,456,627	144,504	△87,735	56,768	2.31
	当連結会計年度		6,664,196	△3,709,594	2,954,602	181,980	△117,960	64,020	2.17
うち　社債	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	2,153,381	△2,491	2,150,889	60,352	△170	60,182	2.80
	当連結会計年度		3,514,083	△7,708	3,506,374	86,962	△182	86,779	2.47

（注）1.　事業区分は内部管理上採用している区分によっております。

2.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

3.　無利息預け金の平均残高(前連結会計年度株式会社さくら銀行338,672百万円、株式会社住友銀行338,263百万円、当連結会計年度766,910百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度株式会社さくら銀行50,775百万円、株式会社住友銀行85,524百万円、当連結会計年度69,549百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度株式会社さくら銀行50,775百万円、株式会社住友銀行85,524百万円、当連結会計年度69,549百万円)及び利息(前連結会計年度株式会社さくら銀行130百万円、株式会社住友銀行565百万円、当連結会計年度228百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 事業の種類別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比248億円減少して3,872億円、一方役務取引等費用は同280億円減少して677億円となったことから、役務取引等収支は同32億円の増益となる3,195億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は2,689億円、一方役務取引等費用は709億円となったことから、役務取引等収支は1,980億円となりました。

リース業セグメントの役務取引等収益は９億円となったことから、役務取引等収支は９億円となりました。

その他事業セグメントの役務取引等収益は1,326億円、一方役務取引等費用は88億円となったことから、役務取引等収支は1,237億円となりました。

（金額単位　百万円）

種類	年度別		銀行業	リース業	その他事業	相殺消去額(△)	合計
役務取引等収益	前連結会計年度	株式会社さくら銀行					209,261
		株式会社住友銀行	129,837	2,507	78,103	△7,612	202,836
	当連結会計年度		268,997	941	132,631	△15,289	387,280
うち 預金・貸出業務	前連結会計年度	株式会社さくら銀行					15,463
		株式会社住友銀行	24,031	—	119	△0	24,150
	当連結会計年度		31,249	—	452	△1,355	30,346
うち 為替業務	前連結会計年度	株式会社さくら銀行					52,918
		株式会社住友銀行	52,155	—	0	△1,064	51,091
	当連結会計年度		105,941	—	—	△1,114	104,827
うち 証券関連業務	前連結会計年度	株式会社さくら銀行					25,191
		株式会社住友銀行	5,913	—	391	△13	6,291
	当連結会計年度		14,046	—	10,379	△125	24,299
うち 代理業務	前連結会計年度	株式会社さくら銀行					3,396
		株式会社住友銀行	8,023	—	1,027	△1	9,049
	当連結会計年度		16,002	—	163	△65	16,100
うち 保護預り・貸金庫業務	前連結会計年度	株式会社さくら銀行					2,967
		株式会社住友銀行	2,771	—	—	△0	2,771
	当連結会計年度		6,080	—	—	△0	6,080
うち 保証業務	前連結会計年度	株式会社さくら銀行					13,813
		株式会社住友銀行	10,737	1	7,890	△6,316	12,313
	当連結会計年度		22,733	3	13,459	△10,028	26,167
うち クレジットカード関連業務	前連結会計年度	株式会社さくら銀行					
		株式会社住友銀行	—	—	66,261	△151	66,110
	当連結会計年度		—	—	85,015	△166	84,849
役務取引等費用	前連結会計年度	株式会社さくら銀行					61,863
		株式会社住友銀行	39,226	1	1,731	△7,041	33,918
	当連結会計年度		70,963	7	8,864	△12,087	67,747
うち 為替業務	前連結会計年度	株式会社さくら銀行					11,407
		株式会社住友銀行	11,875	0	0	△3	11,873
	当連結会計年度		21,057	1	—	△5	21,052

（注）1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

④　事業の種類別特定取引の状況

ア．特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比182億円増加して1,294億円、一方特定取引費用は同21億円減少して０億円となったことから、特定取引収支は同203億円の増益となる1,294億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は1,230億円、一方特定取引費用は１億円となったことから、特定取引収支は1,228億円となりました。

その他事業セグメントの特定取引収益は67億円、一方特定取引費用は２億円となったことから、特定取引収支は65億円となりました。

（金額単位　百万円）

種類	年度別		銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引収益	前連結会計年度	株式会社さくら銀行					26,807
		株式会社住友銀行	74,751	—	11,857	△2,232	84,376
	当連結会計年度		123,017	—	6,762	△329	129,450
うち商品有価証券収益	前連結会計年度	株式会社さくら銀行					7,345
		株式会社住友銀行	2,831	—	7,526	—	10,358
	当連結会計年度		0	—	6,761	△107	6,654
うち特定取引有価証券収益	前連結会計年度	株式会社さくら銀行					2,028
		株式会社住友銀行	606	—	—	—	606
	当連結会計年度		—	—	—	—	—
うち特定金融派生商品収益	前連結会計年度	株式会社さくら銀行					15,988
		株式会社住友銀行	68,338	—	4,330	△2,232	70,436
	当連結会計年度		121,973	—	—	△221	121,752
うちその他の特定取引収益	前連結会計年度	株式会社さくら銀行					1,445
		株式会社住友銀行	2,974	—	—	—	2,974
	当連結会計年度		1,042	—	0	—	1,043
特定取引費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	0	—	4,462	△2,316	2,146
	当連結会計年度		125	—	221	△329	17
うち商品有価証券費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	0	—	190	—	190
	当連結会計年度		107	—	—	△107	—
うち特定取引有価証券費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	—	—	—	—	—
	当連結会計年度		17	—	—	—	17
うち特定金融派生商品費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	—	—	3,452	△2,285	1,166
	当連結会計年度		—	—	221	△221	—
うちその他の特定取引費用	前連結会計年度	株式会社さくら銀行					—
		株式会社住友銀行	—	—	820	△30	789
	当連結会計年度		—	—	—	—	—

（注）1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

イ．特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比7,871億円増加して３兆2,781億円、特定取引負債残高は同１兆614億円増加して２兆3,315億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は２兆7,077億円、特定取引負債残高は１兆8,001億円となりました。

その他事業セグメントの特定取引資産残高は5,856億円、特定取引負債残高は5,466億円となりました。

(金額単位　百万円)

種類	年度別		銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引資産	前連結会計年度	株式会社さくら銀行					577,578
		株式会社住友銀行	1,857,531	―	111,746	△55,873	1,913,404
	当連結会計年度		2,707,705	―	585,668	△15,267	3,278,105
うち 商品有価証券	前連結会計年度	株式会社さくら銀行					41,360
		株式会社住友銀行	155,111	―	92,317	―	247,429
	当連結会計年度		10,359	―	112,449	―	122,808
うち 商品有価証券派生商品	前連結会計年度	株式会社さくら銀行					―
		株式会社住友銀行	19	―	―	―	19
	当連結会計年度		91	―	―	―	91
うち 特定取引有価証券	前連結会計年度	株式会社さくら銀行					5,403
		株式会社住友銀行	―	―	―	―	―
	当連結会計年度		―	―	―	―	―
うち 特定取引有価証券派生商品	前連結会計年度	株式会社さくら銀行					
		株式会社住友銀行	18	―	―	―	18
	当連結会計年度		12	―	―	―	12
うち 特定金融派生商品	前連結会計年度	株式会社さくら銀行					108,374
		株式会社住友銀行	950,812	―	19,257	△55,873	914,197
	当連結会計年度		1,833,487	―	473,218	△15,267	2,291,438
うち その他の特定取引資産	前連結会計年度	株式会社さくら銀行					422,439
		株式会社住友銀行	751,568	―	171	―	751,740
	当連結会計年度		863,755	―	―	―	863,755
特定取引負債	前連結会計年度	株式会社さくら銀行					201,407
		株式会社住友銀行	1,012,948	―	111,486	△55,827	1,068,607
	当連結会計年度		1,800,160	―	546,613	△15,274	2,331,500
うち 売付商品債券	前連結会計年度	株式会社さくら銀行					3,914
		株式会社住友銀行	14,326	―	―	―	14,326
	当連結会計年度		―	―	12,811	―	12,811
うち 商品有価証券派生商品	前連結会計年度	株式会社さくら銀行					―
		株式会社住友銀行	0	―	―	―	0
	当連結会計年度		79	―	―	―	79
うち 特定取引売付債券	前連結会計年度	株式会社さくら銀行					3,756
		株式会社住友銀行	―	―	―	―	―
	当連結会計年度		―	―	―	―	―
うち 特定取引有価証券派生商品	前連結会計年度	株式会社さくら銀行					―
		株式会社住友銀行	9	―	―	―	9
	当連結会計年度		0	―	―	―	0
うち 特定金融派生商品	前連結会計年度	株式会社さくら銀行					193,736
		株式会社住友銀行	998,611	―	111,486	△55,827	1,054,270
	当連結会計年度		1,800,080	―	533,802	△15,274	2,318,608
うち その他の特定取引負債	前連結会計年度	株式会社さくら銀行					
		株式会社住友銀行	―	―	―	―	―
	当連結会計年度		―	―	―	―	―

(注) 1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

(金額単位　百万円)

種類		年度別		銀行業	リース業	その他事業	合計
預金	流動性預金	前連結会計年度	株式会社さくら銀行				16,278,061
			株式会社住友銀行	16,622,931	—	—	16,622,931
		当連結会計年度		37,403,038	—	—	37,403,038
	定期性預金	前連結会計年度	株式会社さくら銀行				13,972,612
			株式会社住友銀行	12,290,315	—	—	12,290,315
		当連結会計年度		23,472,643	—	—	23,472,643
	その他	前連結会計年度	株式会社さくら銀行				1,753,315
			株式会社住友銀行	2,131,815	—	—	2,131,815
		当連結会計年度		4,110,293	—	—	4,110,293
	合計	前連結会計年度	株式会社さくら銀行				32,003,989
			株式会社住友銀行	31,045,062	—	—	31,045,062
		当連結会計年度		64,985,976	—	—	64,985,976
譲渡性預金		前連結会計年度	株式会社さくら銀行				4,621,021
			株式会社住友銀行	7,025,950	—	—	7,025,950
		当連結会計年度		6,662,097	—	—	6,662,097
総合計		前連結会計年度	株式会社さくら銀行				36,625,010
			株式会社住友銀行	38,071,013	—	—	38,071,013
		当連結会計年度		71,648,073	—	—	71,648,073

(注) 1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4.　定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア．業種別貸出状況(残高・構成比)

（金額単位　百万円）

業種別		平成13年3月31日現在					平成14年3月31日現在				
		銀行業	リース業	その他事業	合計	構成比	銀行業	リース業	その他事業	合計	構成比
国内(除く特別国際金融取引勘定分)	株式会社さくら銀行				30,111,183	% 100.00	56,576,780	8,406	1,189,778	57,774,965	% 100.00
	株式会社住友銀行	28,107,401	—	892,592	28,999,993	100.00					
製造業	株式会社さくら銀行				4,208,503	13.98	7,805,251	1,437	40,926	7,847,614	13.58
	株式会社住友銀行	3,606,098	—	27,433	3,633,531	12.53					
農業、林業、漁業及び鉱業	株式会社さくら銀行				143,317	0.48	202,553	7	1,616	204,176	0.36
	株式会社住友銀行	67,950	—	369	68,320	0.24					
建設業	株式会社さくら銀行				1,656,712	5.50	3,110,337	237	37,466	3,148,042	5.45
	株式会社住友銀行	1,594,641	—	28,215	1,622,857	5.60					
運輸、通信その他公益事業	株式会社さくら銀行				1,663,506	5.52	2,927,024	0	21,076	2,948,100	5.10
	株式会社住友銀行	1,406,143	—	14,355	1,420,499	4.90					
卸売・小売業及び飲食店	株式会社さくら銀行				4,549,202	15.11	7,591,097	1,496	80,106	7,672,699	13.28
	株式会社住友銀行	3,601,843	—	47,352	3,649,195	12.58					
金融・保険業	株式会社さくら銀行				2,080,360	6.91	4,249,094	135	8,680	4,257,910	7.37
	株式会社住友銀行	2,158,245	—	2,191	2,160,437	7.45					
不動産業	株式会社さくら銀行				4,822,184	16.01	9,039,823	69	361,326	9,401,219	16.27
	株式会社住友銀行	4,709,733	—	309,570	5,019,304	17.31					
サービス業	株式会社さくら銀行				3,009,595	10.00	6,612,662	2,880	370,401	6,985,944	12.09
	株式会社住友銀行	4,110,055	—	308,000	4,418,056	15.23					
地方公共団体	株式会社さくら銀行				274,507	0.91	404,645	215	—	404,860	0.70
	株式会社住友銀行	81,823	—	24	81,847	0.28					
その他	株式会社さくら銀行				7,703,292	25.58	14,634,291	1,926	268,178	14,904,395	25.80
	株式会社住友銀行	6,770,866	—	155,077	6,925,943	23.88					
海外及び特別国際金融取引勘定分	株式会社さくら銀行				2,795,519	% 100.00	5,591,748	82,427	196,445	5,870,621	% 100.00
	株式会社住友銀行	3,477,957	60,721	91,715	3,630,395	100.00					
政府等	株式会社さくら銀行				63,999	2.29	182,502	—	842	183,344	3.12
	株式会社住友銀行	203,486	—	—	203,486	5.61					
金融機関	株式会社さくら銀行				146,694	5.25	347,972	—	7,589	355,561	6.06
	株式会社住友銀行	148,997	502	9,240	158,741	4.37					
商工業	株式会社さくら銀行				2,478,618	88.66	4,853,865	82,240	183,206	5,119,312	87.20
	株式会社住友銀行	3,121,210	59,313	79,881	3,260,405	89.81					
その他	株式会社さくら銀行				106,206	3.80	207,408	186	4,806	212,401	3.62
	株式会社住友銀行	4,262	905	2,592	7,761	0.21					
合計	株式会社さくら銀行				32,906,703		62,168,528	90,833	1,386,223	63,645,586	
	株式会社住友銀行	31,585,358	60,721	984,308	32,630,388						

(注) 1. 事業区分は内部管理上採用している区分によっております。
2. 各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
4. 「海外」とは当行の海外店及び海外連結子会社であります。

イ．外国政府等向け債権残高(国別)

(金額単位　百万円)

期別	国別	外国政府等向け債権残高			
		銀行業	リース業	その他事業	合計
平成14年３月31日	インドネシア	138,508	―	―	138,508
	その他(8カ国)	13,882	―	―	13,882
	合計	152,391	―	―	152,391
	(資産の総額に対する割合)	(0.14%)	―	―	(0.14%)
平成13年３月31日(株式会社さくら銀行)	インドネシア				124,234
	その他(5カ国)				3,479
	合計				127,713
	(資産の総額に対する割合)				(0.24%)
平成13年３月31日(株式会社住友銀行)	インドネシア	60,513	―	―	60,513
	その他(5カ国)	4,895	―	―	4,895
	合計	65,409	―	―	65,409
	(資産の総額に対する割合)	(0.10%)	―	―	(0.10%)

(注) 1. 対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)の引当対象とされる債権残高を掲げております。
2. 事業区分は内部管理上採用している区分によっております。
3. 各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

⑦ 事業の種類別有価証券の状況

○ 有価証券残高(末残)

(金額単位　百万円)

種類		年度別		銀行業	リース業	その他事業	合計
有価証券	国債	前連結会計年度	株式会社さくら銀行				4,903,153
			株式会社住友銀行	10,616,153	8	75,130	10,691,292
		当連結会計年度		10,038,463	8	75,400	10,113,872
	地方債	前連結会計年度	株式会社さくら銀行				20,769
			株式会社住友銀行	322,120	—	—	322,120
		当連結会計年度		500,045	—	6	500,052
	社債	前連結会計年度	株式会社さくら銀行				588,893
			株式会社住友銀行	666,000	21	264	666,286
		当連結会計年度		1,429,157	22	1,207	1,430,388
	株式	前連結会計年度	株式会社さくら銀行				3,899,246
			株式会社住友銀行	2,982,855	18,852	40,679	3,042,388
		当連結会計年度		5,095,432	18,045	103,006	5,216,483
	その他の証券	前連結会計年度	株式会社さくら銀行				1,054,465
			株式会社住友銀行	1,808,649	938	314,295	2,123,883
		当連結会計年度		3,287,165	1,129	145,540	3,433,835
	合計	前連結会計年度	株式会社さくら銀行				10,466,528
			株式会社住友銀行	16,395,778	19,821	430,370	16,845,970
		当連結会計年度		20,350,264	19,206	325,162	20,694,632

(注) 1. 事業区分は内部管理上採用している区分によっております。
2. 各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

(増減の基準となります前連結会計年度の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。)

① 国内・海外別収支

当連結会計年度の資金運用収支は前連結会計年度比1,257億円の増益となる１兆4,500億円、役務取引等収支は同32億円の増益となる3,195億円、特定取引収支は同203億円の増益となる1,294億円、その他業務収支は同899億円の増益となる1,789億円となりました。

国内・海外別に見ますと、国内の資金運用収支は１兆4,587億円、役務取引等収支は2,914億円、特定取引収支は850億円、その他業務収支は1,665億円となりました。

海外の資金運用収支は1,799億円、役務取引等収支は280億円、特定取引収支は443億円、その他業務収支は131億円となりました。

(金額単位　百万円)

種類	年度別		国内	海外	相殺消去額(△)	合計
資金運用収益	前連結会計年度	株式会社さくら銀行	853,796	324,675	△70,643	1,107,828
		株式会社住友銀行	959,017	481,206	△112,168	1,328,056
	当連結会計年度		1,819,009	589,709	△232,032	2,176,685
資金調達費用	前連結会計年度	株式会社さくら銀行	223,203	280,097	△65,590	437,710
		株式会社住友銀行	306,021	423,726	△55,804	673,943
	当連結会計年度		360,290	409,743	△43,361	726,673
資金運用収支	前連結会計年度	株式会社さくら銀行	630,592	44,578	△5,052	670,118
		株式会社住友銀行	652,996	57,480	△56,363	654,113
	当連結会計年度		1,458,719	179,965	△188,671	1,450,012
役務取引等収益	前連結会計年度	株式会社さくら銀行	198,328	10,933		209,261
		株式会社住友銀行	176,645	26,275	△84	202,836
	当連結会計年度		354,832	32,591	△143	387,280
役務取引等費用	前連結会計年度	株式会社さくら銀行	57,180	4,683		61,863
		株式会社住友銀行	29,802	4,246	△130	33,918
	当連結会計年度		63,414	4,523	△189	67,747
役務取引等収支	前連結会計年度	株式会社さくら銀行	141,147	6,250		147,397
		株式会社住友銀行	146,843	22,029	45	168,918
	当連結会計年度		291,418	28,067	46	319,532
特定取引収益	前連結会計年度	株式会社さくら銀行	22,550	4,257		26,807
		株式会社住友銀行	43,914	45,207	△4,744	84,376
	当連結会計年度		85,097	55,418	△11,066	129,450
特定取引費用	前連結会計年度	株式会社さくら銀行	—	—		—
		株式会社住友銀行	4,745	2,146	△4,744	2,146
	当連結会計年度		17	11,066	△11,066	17
特定取引収支	前連結会計年度	株式会社さくら銀行	22,550	4,257		26,807
		株式会社住友銀行	39,168	43,060	—	82,229
	当連結会計年度		85,080	44,352	—	129,432
その他業務収益	前連結会計年度	株式会社さくら銀行	89,471	8,150		97,621
		株式会社住友銀行	538,282	13,937	△158	552,060
	当連結会計年度		816,461	29,940	△818	845,583
その他業務費用	前連結会計年度	株式会社さくら銀行	54,880	591		55,471
		株式会社住友銀行	467,982	37,293	△81	505,193
	当連結会計年度		649,877	16,787	△13	666,651
その他業務収支	前連結会計年度	株式会社さくら銀行	34,590	7,558		42,149
		株式会社住友銀行	70,299	△23,356	△76	46,867
	当連結会計年度		166,583	13,153	△804	178,932

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは、当行の海外店及び海外連結子会社であります。

3.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度株式会社さくら銀行130百万円、株式会社住友銀行565百万円、当連結会計年度228百万円)を資金調達費用から控除して表示しております。

4.　「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

なお、前連結会計年度の株式会社さくら銀行の計数については、資金運用収益・費用は国内・海外各々相殺前の金額を、相殺消去額は全体での金額を記載しております。また、役務取引等収益・費用、特定取引収益・費用、その他業務収益・費用は国内・海外各々相殺消去後の金額を記載しております。

② 国内・海外別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比２兆8,448億円増加して96兆4,536億円、利回りは同0.35%低下して2.26%となりました。また、資金調達勘定の平均残高は同２兆4,564億円増加して92兆4,181億円、利回りは同0.45%低下して0.79%となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は84兆5,749億円、利回りは2.15%となりました。また、資金調達勘定の平均残高は82兆8,430億円、利回りは0.43%となりました。

海外の資金運用勘定の平均残高は13兆515億円、利回りは4.52%となりました。また、資金調達勘定の平均残高は10兆7,488億円、利回りは3.81%となりました。

ア．国　　　　内

（金額単位　百万円）

種類	年度別		平均残高	利息	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行	39,629,986	853,796	2.15%
		株式会社住友銀行	43,761,247	959,017	2.19
	当連結会計年度		84,574,993	1,819,009	2.15
うち貸出金	前連結会計年度	株式会社さくら銀行	30,544,153	667,713	2.18
		株式会社住友銀行	29,640,322	633,924	2.14
	当連結会計年度		57,973,398	1,161,518	2.00
うち有価証券	前連結会計年度	株式会社さくら銀行	7,697,365	125,971	1.63
		株式会社住友銀行	11,520,742	198,736	1.73
	当連結会計年度		22,156,662	433,302	1.96
うちコールローン及び買入手形	前連結会計年度	株式会社さくら銀行	226,077	2,451	1.08
		株式会社住友銀行	343,620	4,439	1.29
	当連結会計年度		336,582	2,589	0.77
うち買現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	278,995	1,137	0.41
	当連結会計年度		1,197,172	880	0.07
うち預け金	前連結会計年度	株式会社さくら銀行	708,029	36,306	5.12
		株式会社住友銀行	1,569,608	97,378	6.20
	当連結会計年度		1,934,334	75,625	3.91
資金調達勘定	前連結会計年度	株式会社さくら銀行	38,203,911	223,203	0.58
		株式会社住友銀行	42,156,287	306,021	0.73
	当連結会計年度		82,843,054	360,290	0.43
うち預金	前連結会計年度	株式会社さくら銀行	28,234,447	108,285	0.38
		株式会社住友銀行	25,058,159	140,304	0.56
	当連結会計年度		54,312,471	125,876	0.23
うち譲渡性預金	前連結会計年度	株式会社さくら銀行	3,479,955	10,506	0.30
		株式会社住友銀行	5,347,869	15,329	0.29
	当連結会計年度		9,995,709	6,273	0.06
うちコールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行	3,129,943	9,283	0.29
		株式会社住友銀行	4,026,447	11,703	0.29
	当連結会計年度		9,308,952	4,320	0.05
うち売現先勘定	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	2,579,529	7,512	0.29
	当連結会計年度		2,100,808	870	0.04
うちコマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行	441,024	2,976	0.67
		株式会社住友銀行	413,450	1,754	0.42
	当連結会計年度		953,296	1,168	0.12
うち借用金	前連結会計年度	株式会社さくら銀行	2,005,986	41,005	2.04
		株式会社住友銀行	3,649,186	98,826	2.71
	当連結会計年度		3,867,103	96,919	2.51
うち社債	前連結会計年度	株式会社さくら銀行			
		株式会社住友銀行	887,721	16,844	1.90
	当連結会計年度		2,035,170	33,250	1.63

（注）1.　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高(前連結会計年度株式会社さくら銀行334,599百万円、株式会社住友銀行318,164百万円、当連結会計年度760,008百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度株式会社さくら銀行50,636百万円、株式会社住友銀行85,524百万円、当連結会計年度69,400百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度株式会社さくら銀行50,636百万円、株式会社住友銀行85,524百万円、当連結会計年度69,400百万円)及び利息(前連結会計年度株式会社さくら銀行123百万円、株式会社住友銀行565百万円、当連結会計年度223百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ．海　　　　外

（金額単位　百万円）

種類	年度別		平均残高	利息	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行	5,460,757	324,675	5.94%
		株式会社住友銀行	8,543,552	481,206	5.63
	当連結会計年度		13,051,522	589,709	4.52
うち貸出金	前連結会計年度	株式会社さくら銀行	3,978,439	183,555	4.61
		株式会社住友銀行	5,140,836	273,251	5.32
	当連結会計年度		7,784,038	302,448	3.89
うち有価証券	前連結会計年度	株式会社さくら銀行	220,734	13,768	6.23
		株式会社住友銀行	799,311	51,620	6.46
	当連結会計年度		1,807,077	74,060	4.10
うちコールローン及び買入手形	前連結会計年度	株式会社さくら銀行	48,826	3,154	6.45
		株式会社住友銀行	72,783	2,667	3.66
	当連結会計年度		91,331	2,599	2.85
うち買現先勘定	前連結会計年度	株式会社さくら銀行	―	―	―
		株式会社住友銀行	249,572	9,723	3.90
	当連結会計年度		290,477	7,518	2.59
うち預け金	前連結会計年度	株式会社さくら銀行	1,103,360	69,658	6.31
		株式会社住友銀行	1,940,830	120,780	6.22
	当連結会計年度		2,579,922	111,428	4.32
資金調達勘定	前連結会計年度	株式会社さくら銀行	5,422,693	280,097	5.16
		株式会社住友銀行	7,694,131	423,726	5.51
	当連結会計年度		10,748,871	409,743	3.81
うち預金	前連結会計年度	株式会社さくら銀行	3,143,698	130,135	4.13
		株式会社住友銀行	5,520,504	234,585	4.25
	当連結会計年度		7,459,876	205,954	2.76
うち譲渡性預金	前連結会計年度	株式会社さくら銀行	47,442	2,511	5.29
		株式会社住友銀行	155,435	7,681	4.94
	当連結会計年度		242,460	9,133	3.77
うちコールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行	99,410	4,510	4.53
		株式会社住友銀行	110,934	3,872	3.49
	当連結会計年度		236,637	6,058	2.56
うち売現先勘定	前連結会計年度	株式会社さくら銀行	―	―	―
		株式会社住友銀行	349,206	14,712	4.21
	当連結会計年度		1,008,476	28,367	2.81
うちコマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行	10,583	704	6.65
		株式会社住友銀行	8,248	475	5.77
	当連結会計年度		9,365	422	4.51
うち借用金	前連結会計年度	株式会社さくら銀行	1,308,437	58,742	4.48
		株式会社住友銀行	244,530	13,297	5.44
	当連結会計年度		247,734	10,117	4.08
うち社債	前連結会計年度	株式会社さくら銀行	―	―	―
		株式会社住友銀行	1,265,359	43,501	3.44
	当連結会計年度		1,474,464	53,710	3.64

（注）1.　「海外」とは、当行の海外店及び海外連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高（前連結会計年度株式会社さくら銀行4,073百万円、株式会社住友銀行20,852百万円、当連結会計年度7,736百万円）を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常利益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前連結会計年度株式会社さくら銀行139百万円、当連結会計年度149百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前連結会計年度株式会社さくら銀行139百万円、当連結会計年度149百万円）及び利息（前連結会計年度株式会社さくら銀行７百万円、当連結会計年度５百万円）を資金調達勘定から、それぞれ控除して表示しております。

ウ. 合　　　　　計

（金額単位　百万円）

種類	年度別		平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
資金運用勘定	前連結会計年度	株式会社さくら銀行	45,090,743	△2,338,002	42,752,740	1,178,471	△70,643	1,107,828	2.59%
		株式会社住友銀行	52,304,799	△1,448,809	50,855,990	1,440,224	△112,168	1,328,056	2.61
	当連結会計年度		97,626,515	△1,172,908	96,453,607	2,408,718	△232,032	2,176,685	2.26
うち 貸出金	前連結会計年度	株式会社さくら銀行	34,522,593	△1,932,779	32,589,813	851,268	△55,825	795,443	2.44
		株式会社住友銀行	34,781,158	△1,437,090	33,344,068	907,175	△55,355	851,820	2.55
	当連結会計年度		65,757,436	△1,160,235	64,597,200	1,463,967	△43,016	1,420,950	2.20
うち 有価証券	前連結会計年度	株式会社さくら銀行	7,918,100	△128,751	7,789,349	139,740	△5,118	134,621	1.72
		株式会社住友銀行	12,320,054	△2,191	12,317,862	250,356	△56,528	193,828	1.57
	当連結会計年度		23,963,740	△3,259	23,960,480	507,362	△188,854	318,508	1.33
うち コールローン及び買入手形	前連結会計年度	株式会社さくら銀行	274,904	△18,201	256,702	5,605	△230	5,374	2.09
		株式会社住友銀行	416,403	—	416,403	7,106	—	7,106	1.71
	当連結会計年度		427,913	—	427,913	5,189	—	5,189	1.21
うち 買現先勘定	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	528,568	—	528,568	10,861	—	10,861	2.05
	当連結会計年度		1,487,650	—	1,487,650	8,399	—	8,399	0.56
うち 預け金	前連結会計年度	株式会社さくら銀行	1,811,390	△257,464	1,553,926	105,964	△5,214	100,750	6.48
		株式会社住友銀行	3,510,438	△9,526	3,500,912	218,158	△284	217,874	6.22
	当連結会計年度		4,514,256	△9,124	4,505,131	187,054	△161	186,892	4.15
資金調達勘定	前連結会計年度	株式会社さくら銀行	43,626,605	△2,065,758	41,560,846	503,300	△65,590	437,710	1.05
		株式会社住友銀行	49,850,419	△1,449,563	48,400,855	729,747	△55,804	673,943	1.39
	当連結会計年度		93,591,926	△1,173,741	92,418,184	770,034	△43,361	726,673	0.79
うち 預金	前連結会計年度	株式会社さくら銀行	31,378,146	△205,066	31,173,079	238,421	△5,041	233,379	0.74
		株式会社住友銀行	30,578,664	△10,252	30,568,412	374,889	△283	374,606	1.23
	当連結会計年度		61,772,347	△9,957	61,762,389	331,831	△161	331,670	0.54
うち 譲渡性預金	前連結会計年度	株式会社さくら銀行	3,527,397	△35,600	3,491,797	13,018	△173	12,845	0.36
		株式会社住友銀行	5,503,304	△28	5,503,275	23,011	△1	23,010	0.42
	当連結会計年度		10,238,169	△0	10,238,168	15,406	△0	15,406	0.15
うち コールマネー及び売渡手形	前連結会計年度	株式会社さくら銀行	3,229,353	△18,491	3,210,861	13,793	△230	13,563	0.42
		株式会社住友銀行	4,137,382	—	4,137,382	15,575	—	15,575	0.38
	当連結会計年度		9,545,589	—	9,545,589	10,378	—	10,378	0.11
うち 売現先勘定	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	2,928,735	—	2,928,735	22,224	—	22,224	0.76
	当連結会計年度		3,109,284	—	3,109,284	29,238	—	29,238	0.94
うち コマーシャル・ペーパー	前連結会計年度	株式会社さくら銀行	451,608	—	451,608	3,680	△1	3,679	0.81
		株式会社住友銀行	421,698	—	421,698	2,229	—	2,229	0.53
	当連結会計年度		962,661	—	962,661	1,590	—	1,590	0.17
うち 借用金	前連結会計年度	株式会社さくら銀行	3,314,423	△1,800,303	1,514,119	99,747	△55,825	43,922	2.90
		株式会社住友銀行	3,893,717	△1,437,090	2,456,627	112,123	△55,355	56,768	2.31
	当連結会計年度		4,114,838	△1,160,235	2,954,602	107,037	△43,017	64,020	2.17
うち 社債	前連結会計年度	株式会社さくら銀行							
		株式会社住友銀行	2,153,081	△2,191	2,150,889	60,346	△164	60,182	2.80
	当連結会計年度		3,509,634	△3,259	3,506,374	86,961	△182	86,779	2.47

（注）1. 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3. 無利息預け金の平均残高(前連結会計年度株式会社さくら銀行338,672百万円、株式会社住友銀行338,263百万円、当連結会計年度766,910百万円)を資金運用勘定から控除して表示しております。

4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度株式会社さくら銀行50,775百万円、株式会社住友銀行85,524百万円、当連結会計年度69,549百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度株式会社さくら銀行50,775百万円、株式会社住友銀行85,524百万円、当連結会計年度69,549百万円)及び利息(前連結会計年度株式会社さくら銀行130百万円、株式会社住友銀行565百万円、当連結会計年度228百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 国内・海外別役務取引の状況

当連結会計年度の役務取引等収益は、前連結会計年度比248億円減少して3,872億円、一方役務取引等費用は同280億円減少して677億円となったことから、役務取引等収支は同32億円の増益となる3,195億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は3,548億円、一方役務取引等費用は634億円となったことから、役務取引等収支は2,914億円となりました。

海外の役務取引等収益は325億円、一方役務取引等費用は45億円となったことから、役務取引等収支は280億円となりました。

(金額単位　百万円)

種類	年度別		国内	海外	相殺消去額(△)	合計
役務取引等収益	前連結会計年度	株式会社さくら銀行	198,328	10,933		209,261
		株式会社住友銀行	176,645	26,275	△84	202,836
	当連結会計年度		354,832	32,591	△143	387,280
うち　預金・貸出業務	前連結会計年度	株式会社さくら銀行	10,861	4,601		15,463
		株式会社住友銀行	8,588	15,562	—	24,150
	当連結会計年度		12,868	17,478	—	30,346
うち　為替業務	前連結会計年度	株式会社さくら銀行	51,380	1,537		52,918
		株式会社住友銀行	46,508	4,583	△0	51,091
	当連結会計年度		98,857	5,970	△0	104,827
うち　証券関連業務	前連結会計年度	株式会社さくら銀行	25,108	83		25,191
		株式会社住友銀行	6,287	3	—	6,291
	当連結会計年度		24,269	30	—	24,299
うち　代理業務	前連結会計年度	株式会社さくら銀行	3,336	59		3,396
		株式会社住友銀行	8,134	914	—	9,049
	当連結会計年度		16,069	31	—	16,100
うち　保護預り・貸金庫業務	前連結会計年度	株式会社さくら銀行	2,961	5		2,967
		株式会社住友銀行	2,770	0	—	2,771
	当連結会計年度		6,073	6	—	6,080
うち　保証業務	前連結会計年度	株式会社さくら銀行	13,664	149		13,813
		株式会社住友銀行	10,870	1,526	△84	12,313
	当連結会計年度		24,176	2,133	△142	26,167
うち　クレジットカード関連業務	前連結会計年度	株式会社さくら銀行				
		株式会社住友銀行	66,110	—	—	66,110
	当連結会計年度		84,849	—	—	84,849
役務取引等費用	前連結会計年度	株式会社さくら銀行	57,180	4,683		61,863
		株式会社住友銀行	29,802	4,246	△130	33,918
	当連結会計年度		63,414	4,523	△189	67,747
うち　為替業務	前連結会計年度	株式会社さくら銀行	10,538	868		11,407
		株式会社住友銀行	10,385	1,487	△0	11,873
	当連結会計年度		19,359	1,693	△0	21,052

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2.　「海外」とは当行の海外店及び海外連結子会社であります。
3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。
なお、前連結会計年度の株式会社さくら銀行の役務取引等収益・費用については、「国内」「海外」各々相殺消去後の金額を記載しております。

④ 国内・海外別特定取引の状況

ア．特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比182億円増加して1,294億円、一方特定取引費用は同21億円減少して０億円となったことから、特定取引収支は同203億円の増益となる1,294億円となりました。

国内・海外別に見ますと、国内の特定取引収益は850億円、一方特定取引費用は０億円となったことから、特定取引収支は850億円となりました。

海外の特定取引収益は554億円、一方特定取引費用は110億円となったことから、特定取引収支は443億円となりました。

（金額単位　百万円）

種類	年度別		国内	海外	相殺消去額(△)	合計
特定取引収益	前連結会計年度	株式会社さくら銀行	22,550	4,257		26,807
		株式会社住友銀行	43,914	45,207	△4,744	84,376
	当連結会計年度		85,097	55,418	△11,066	129,450
うち商品有価証券収益	前連結会計年度	株式会社さくら銀行	5,163	2,182		7,345
		株式会社住友銀行	2,831	7,526	―	10,358
	当連結会計年度		1,272	5,382	―	6,654
うち特定取引有価証券収益	前連結会計年度	株式会社さくら銀行	1	2,026		2,028
		株式会社住友銀行	599	7	―	606
	当連結会計年度		―	―	―	―
うち特定金融派生商品収益	前連結会計年度	株式会社さくら銀行	15,988	―		15,988
		株式会社住友銀行	37,508	37,672	△4,744	70,436
	当連結会計年度		82,782	50,036	△11,066	121,752
うちその他の特定取引収益	前連結会計年度	株式会社さくら銀行	1,396	48		1,445
		株式会社住友銀行	2,974	―	―	2,974
	当連結会計年度		1,043	―	―	1,043
特定取引費用	前連結会計年度	株式会社さくら銀行	―	―		―
		株式会社住友銀行	4,745	2,146	△4,744	2,146
	当連結会計年度		17	11,066	△11,066	17
うち商品有価証券費用	前連結会計年度	株式会社さくら銀行	―	―		―
		株式会社住友銀行	0	190	―	190
	当連結会計年度		―	―	―	―
うち特定取引有価証券費用	前連結会計年度	株式会社さくら銀行	―	―		―
		株式会社住友銀行	―	―	―	―
	当連結会計年度		17	―	―	17
うち特定金融派生商品費用	前連結会計年度	株式会社さくら銀行	―	―		―
		株式会社住友銀行	4,744	1,166	△4,744	1,166
	当連結会計年度		―	11,066	△11,066	―
うちその他の特定取引費用	前連結会計年度	株式会社さくら銀行	―	―		―
		株式会社住友銀行	―	789	―	789
	当連結会計年度		―	―	―	―

（注）1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは当行の海外店及び海外連結子会社であります。

3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

なお、前連結会計年度の株式会社さくら銀行の特定取引収益・費用については、「国内」「海外」各々相殺消去後の金額を記載しております。

イ．特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は、前連結会計年度末比7,871億円増加して３兆2,781億円、特定取引負債残高は同１兆614億円増加して２兆3,315億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は２兆7,019億円、特定取引負債残高は１兆7,852億円となりました。

海外の特定取引資産残高は5,909億円、特定取引負債残高は5,610億円となりました。

(金額単位　百万円)

種類	年度別		国内	海外	相殺消去額(△)	合計
特定取引資産	前連結会計年度	株式会社さくら銀行	515,510	62,067		577,578
		株式会社住友銀行	1,818,583	103,182	△8,361	1,913,404
	当連結会計年度		2,701,948	590,902	△14,745	3,278,105
うち　商品有価証券	前連結会計年度	株式会社さくら銀行	11,502	29,858		41,360
		株式会社住友銀行	155,111	92,317	—	247,429
	当連結会計年度		20,526	102,282	—	122,808
うち　商品有価証券派生商品	前連結会計年度	株式会社さくら銀行	—	—		—
		株式会社住友銀行	19	—	—	19
	当連結会計年度		91	—	—	91
うち　特定取引有価証券	前連結会計年度	株式会社さくら銀行	—	5,403		5,403
		株式会社住友銀行	—	—	—	—
	当連結会計年度		—	—	—	—
うち　特定取引有価証券派生商品	前連結会計年度	株式会社さくら銀行				
		株式会社住友銀行	18	—	—	18
	当連結会計年度		12	—	—	12
うち　特定金融派生商品	前連結会計年度	株式会社さくら銀行	83,770	24,603		108,374
		株式会社住友銀行	911,865	10,693	△8,361	914,197
	当連結会計年度		1,817,563	488,620	△14,745	2,291,438
うち　その他の特定取引資産	前連結会計年度	株式会社さくら銀行	420,238	2,201		422,439
		株式会社住友銀行	751,568	171	—	751,740
	当連結会計年度		863,755	—	—	863,755
特定取引負債	前連結会計年度	株式会社さくら銀行	128,601	72,805		201,407
		株式会社住友銀行	972,437	104,531	△8,361	1,068,607
	当連結会計年度		1,785,230	561,014	△14,745	2,331,500
うち　売付商品債券	前連結会計年度	株式会社さくら銀行	114	3,800		3,914
		株式会社住友銀行	14,326	—	—	14,326
	当連結会計年度		50	12,760	—	12,811
うち　商品有価証券派生商品	前連結会計年度	株式会社さくら銀行	—	—		—
		株式会社住友銀行	0	—	—	0
	当連結会計年度		79	—	—	79
うち　特定取引売付債券	前連結会計年度	株式会社さくら銀行	—	3,756		3,756
		株式会社住友銀行	—	—	—	—
	当連結会計年度		—	—	—	—
うち　特定取引有価証券派生商品	前連結会計年度	株式会社さくら銀行	—	—		—
		株式会社住友銀行	9	—	—	9
	当連結会計年度		0	—	—	0
うち　特定金融派生商品	前連結会計年度	株式会社さくら銀行	128,486	65,249		193,736
		株式会社住友銀行	958,100	104,531	△8,361	1,054,270
	当連結会計年度		1,785,099	548,254	△14,745	2,318,608
うち　その他の特定取引負債	前連結会計年度	株式会社さくら銀行				
		株式会社住友銀行	—	—	—	—
	当連結会計年度		—	—	—	—

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは当行の海外店及び海外連結子会社であります。

3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

なお、前連結会計年度の株式会社さくら銀行の特定取引資産・負債については、「国内」「海外」各々相殺消去後の金額を記載しております。

⑤ 国内・海外別預金残高の状況

○ 預金の種類別残高(末残)

(金額単位 百万円)

種類		年度別		国内	海外	合計
預金	流動性預金	前連結会計年度	株式会社さくら銀行	13,500,859	2,777,201	16,278,061
			株式会社住友銀行	10,729,908	5,893,023	16,622,931
		当連結会計年度		32,824,002	4,579,035	37,403,038
	定期性預金	前連結会計年度	株式会社さくら銀行	13,757,532	215,080	13,972,612
			株式会社住友銀行	11,929,535	360,779	12,290,315
		当連結会計年度		22,837,970	634,673	23,472,643
	その他	前連結会計年度	株式会社さくら銀行	1,752,165	1,149	1,753,315
			株式会社住友銀行	2,108,133	23,681	2,131,815
		当連結会計年度		4,099,619	10,674	4,110,293
	合計	前連結会計年度	株式会社さくら銀行	29,010,557	2,993,431	32,003,989
			株式会社住友銀行	24,767,577	6,277,485	31,045,062
		当連結会計年度		59,761,592	5,224,383	64,985,976
譲渡性預金		前連結会計年度	株式会社さくら銀行	4,574,630	46,391	4,621,021
			株式会社住友銀行	6,900,865	125,085	7,025,950
		当連結会計年度		6,283,136	378,960	6,662,097
総合計		前連結会計年度	株式会社さくら銀行	33,585,187	3,039,822	36,625,010
			株式会社住友銀行	31,668,442	6,402,570	38,071,013
		当連結会計年度		66,044,728	5,603,344	71,648,073

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2. 「海外」とは当行の海外店及び海外連結子会社であります。
3. 流動性預金=当座預金+普通預金+貯蓄預金+通知預金
4. 定期性預金=定期預金+定期積金

⑥ 国内・海外別貸出金残高の状況

○ 業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥事業の種類別貸出金残高の状況 ア. 業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

(金額単位 百万円)

種類		年度別		国内	海外	合計
有価証券	国債	前連結会計年度	株式会社さくら銀行	4,903,153	—	4,903,153
			株式会社住友銀行	10,616,277	75,014	10,691,292
		当連結会計年度		10,038,543	75,329	10,113,872
	地方債	前連結会計年度	株式会社さくら銀行	20,769	—	20,769
			株式会社住友銀行	322,120	—	322,120
		当連結会計年度		500,052	—	500,052
	社債	前連結会計年度	株式会社さくら銀行	588,893	—	588,893
			株式会社住友銀行	666,286	—	666,286
		当連結会計年度		1,430,388	—	1,430,388
	株式	前連結会計年度	株式会社さくら銀行	3,899,246	—	3,899,246
			株式会社住友銀行	3,042,388	—	3,042,388
		当連結会計年度		5,216,483	—	5,216,483
	その他の証券	前連結会計年度	株式会社さくら銀行	838,747	215,718	1,054,465
			株式会社住友銀行	1,122,570	1,001,312	2,123,883
		当連結会計年度		2,043,610	1,390,225	3,433,835
	合計	前連結会計年度	株式会社さくら銀行	10,250,810	215,718	10,466,528
			株式会社住友銀行	15,769,642	1,076,327	16,845,970
		当連結会計年度		19,229,077	1,465,554	20,694,632

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2. 「海外」とは当行の海外店及び海外連結子会社であります。

3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(参　考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1. 損　益　状　況(単体)

(1) 損　益　の　概　要

(金額単位　百万円)

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
業務粗利益 (除く国債等債券損益)	730,392 (722,446)	772,811 (771,961)	1,853,515 (1,786,954)
経費(除く臨時処理分)	374,990	325,138	670,145
人件費	155,646	138,358	271,788
物件費	201,009	169,580	366,637
税金	18,334	17,199	31,719
業務純益(一般貸倒引当金繰入前) (除く国債等債券損益)	355,401 (347,455)	447,672 (446,822)	1,183,369 (1,116,808)
一般貸倒引当金繰入額	△55,975	△132,621	504,558
業務純益	411,377	580,293	678,811
うち国債等債券損益	7,945	849	66,560
臨時損益	△220,630	△411,872	△1,200,917
(貸倒償却引当費用)	(261,098)	(558,005)	(1,543,078)
貸出金償却	240,536	500,896	283,895
個別貸倒引当金繰入額	9,793	146,703	663,184
債権売却損失引当金繰入額	33,864	19,053	37,034
共同債権買取機構売却損	20,367	11,378	8,363
延滞債権売却損等	8,520	16,588	50,589
特定海外債権引当勘定繰入額	3,991	△3,993	△4,546
(一般貸倒引当金繰入額)	(△55,975)	(△132,621)	(504,558)
株式等損益	51,481	259,940	△130,689
株式等売却益	160,707	335,534	54,196
株式等売却損	28,944	37,817	54,300
株式等償却	80,281	37,776	130,585
外形標準事業税	8,733	8,100	30,000
その他臨時損益	53,695	26,914	△1,708
経常利益 (△は経常損失)	190,746	168,421	△522,106
特別損益	△51,686	△34,370	△14,531
うち動産不動産処分損益	△16,055	△14,478	△14,201
動産不動産処分益	1,147	958	4,360
動産不動産処分損	17,203	15,436	18,562
うち退職給付会計基準変更時差異償却	36,361	20,167	20,167
税引前当期純利益 (△は税引前当期純損失)	139,060	134,051	△536,637
法人税、住民税及び事業税	1,767	7,759	32,737
法人税等調整額	55,131	70,616	△246,522
うち大阪府外形標準課税導入影響	5,616	26,422	―
当期純利益 (△は当期純損失)	82,160	55,675	△322,852

(注) 1. 業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋役務取引等収支＋特定取引収支＋その他業務収支

2. 「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3. 業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4. 臨時損益とは、損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5. 国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

(2) 営業経費の内訳

（金額単位　百万円）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
給料・手当	128,175	113,829	223,215
退職給付費用	17,269	13,873	31,555
福利厚生費	18,908	15,943	34,705
減価償却費	24,651	17,337	65,577
土地建物機械賃借料	55,694	35,022	82,134
営繕費	1,795	1,344	4,412
消耗品費	4,699	5,311	9,334
給水光熱費	4,245	4,306	7,608
旅費	1,556	2,235	3,349
通信費	4,981	7,770	7,730
広告宣伝費	3,138	3,700	5,404
租税公課	18,334	17,199	34,237
その他	97,070	93,592	187,508
合計	380,520	331,467	696,775

（注）損益計算書中「営業経費」の内訳であり、臨時処理分を含むため、前頁の「経費(除く臨時処理分)」とは一致しません。

2. 利鞘(国内業務部門)(単体)

（単位　%）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
(1) 資金運用利回り ①	1.92	1.63	1.53
貸出金利回り ③	2.07	1.92	1.83
有価証券利回り	1.27	0.93	0.90
(2) 資金調達原価 ②	1.19	1.07	0.98
資金調達利回り	0.23	0.31	0.16
預金等利回り ④	0.17	0.20	0.08
外部負債利回り	0.69	0.44	0.27
経費率	0.96	0.76	0.82
(3) 総資金利鞘 ①－②	0.73	0.56	0.55
預貸金利鞘 ③－④	1.90	1.72	1.75

（注）1.　「国内業務部門」とは本邦店の円建諸取引であります。
2.　「外部負債」＝コールマネー＋売現先勘定＋売渡手形＋コマーシャル・ペーパー＋借用金

3.　R　O　E（単体）

（単位　%）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
業務純益（一般貸倒引当金繰入前）ベース	23.56	31.75	53.59
業務純益ベース	27.39	41.23	30.45
当期純利益ベース	4.86	3.72	—

（注）1.　$ROE=\frac{\text{当期純利益等－優先株式配当金総額}}{\{(\text{期首株主資本－期首発行済優先株式数×発行価額})+(\text{期末株主資本－期末発行済優先株式数×発行価額})\}\div 2}\times 100$

2.　当期純利益ベースにつきましては、当事業年度は当期純損失が計上されているため、記載しておりません。

4.　預金・貸出金の状況（単体）

（1）預金・貸出金の残高

（金額単位　百万円）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
預金（末残）	28,872,248	30,169,065	61,051,813
預金（平残）	29,403,732	29,644,408	57,710,322
貸出金（末残）	30,575,498	31,172,382	59,928,368
貸出金（平残）	31,040,579	31,783,455	60,635,599

（注）　預金には譲渡性預金を含めておりません。

（2）個人・法人別預金残高（国内）

（金額単位　百万円）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
個人	14,796,723	13,512,710	30,110,733
法人	10,996,388	9,477,381	24,503,958
合計	25,793,111	22,990,091	54,614,691

（注）　本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（3）消費者ローン残高

（金額単位　百万円）

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
消費者ローン残高	7,931,099	5,553,661	13,472,598
住宅ローン残高	6,695,462	5,095,787	11,949,427
その他ローン残高	1,235,637	457,874	1,523,171

(4) 中小企業等貸出金

(単位　百万円、件、%)

	前事業年度		当事業年度
	株式会社さくら銀行	株式会社住友銀行	
中小企業等貸出金残高　①	20,804,323	19,666,975	38,780,331
総貸出金残高　②	28,017,904	27,533,299	54,489,488
中小企業等貸出金比率　①／②	74.25	71.42	71.17
中小企業等貸出先件数　③	1,071,878	867,215	1,839,649
総貸出先件数　④	1,075,052	870,701	1,844,969
中小企業等貸出先件数比率　③／④	99.70	99.59	99.71

(注) 1.　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2.　中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

5.　債務の保証(支払承諾)の状況(単体)

(単位　口、百万円)

種類	前事業年度				当事業年度	
	株式会社さくら銀行		株式会社住友銀行			
	口数	金額	口数	金額	口数	金額
手形引受	1,079	15,410	993	19,611	1,728	36,717
信用状	9,039	175,015	10,345	569,609	19,225	715,727
保証	103,182	2,447,205	7,838	3,066,175	104,553	4,777,550
合計	113,300	2,637,631	19,176	3,655,396	125,506	5,529,996

6.　内国為替の状況(単体)

(単位　千口、百万円)

区分		前事業年度				当事業年度	
		株式会社さくら銀行		株式会社住友銀行			
		口数	金額	口数	金額	口数	金額
送金為替	各地へ向けた分	139,818	367,882,435	210,761	418,710,382	339,801	625,250,208
	各地より受けた分	121,137	526,742,428	120,318	357,069,134	264,008	754,026,135
代金取立	各地へ向けた分	5,103	14,212,548	2,190	5,478,084	6,376	19,552,377
	各地より受けた分	745	2,440,897	2,233	8,061,476	2,584	7,692,390

7.　外国為替の状況(単体)

(金額単位　百万米ドル)

区分		前事業年度		当事業年度
		株式会社さくら銀行	株式会社住友銀行	
仕向為替	売渡為替	385,950	436,562	529,638
	買入為替	61,227	139,033	101,593
被仕向為替	支払為替	454,809	316,992	635,462
	取立為替	14,190	10,044	20,854
合計		916,177	902,633	1,287,548

(参考)

自己資本比率は、銀行法第14条の２の規定に基づき自己資本比率の基準を定める件(平成５年大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

(金額単位　百万円)

項目		平成13年３月31日現在		平成14年３月31日現在
		株式会社さくら銀行	株式会社住友銀行	
基本的項目	資本金	1,042,706	752,848	1,326,746
	うち非累積的永久優先株	402,577	250,500	650,500
	新株式払込金	―	―	―
	資本準備金	899,521	643,080	1,326,758
	うち非累積的永久優先株	402,577	250,500	650,500
	連結剰余金	196,060	308,724	438,008
	連結子会社の少数株主持分	383,921	606,147	984,088
	うち海外特別目的会社の発行する優先出資証券　(※)	283,750	563,020	863,600
	その他有価証券の評価差損(△)			304,837
	自己株式(△)　(注１)	4,595	14,144	17,475
	為替換算調整勘定	△20,939	△32,171	△15,174
	営業権相当額(△)	224	―	228
	連結調整勘定相当額(△)	―	6,224	18,518
	計　(A)	2,496,449	2,258,261	3,719,366
	うちステップ・アップ金利条項付の優先出資証券　(注２)	―	223,020	239,850
補完的項目	有価証券含み益の45％相当額	―	―	
	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額			―
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額	46,670	122,193	82,931
	一般貸倒引当金	163,151	232,707	929,461
	負債性資本調達手段等	1,141,806	1,653,197	2,577,490
	うち永久劣後債務　(注３)	537,422	511,332	796,886
	うち期限付劣後債務および期限付優先株　(注４)	604,383	1,141,864	1,780,604
	計	1,351,627	2,008,098	3,589,883
	うち自己資本への算入額　(B)	1,351,627	1,995,364	3,504,772
準補完的項目	短期劣後債務	―	―	―
	うち自己資本への算入額　(C)	―	―	―
控除項目	控除項目(注５)　(D)	13,752	103,632	163,331
自己資本額	(A)＋(B)＋(C)－(D)　(E)	3,834,324	4,149,993	7,060,807
リスク・アセット等	資産(オン・バランス)項目	31,812,599	34,609,029	62,532,180
	オフ・バランス取引項目	1,924,737	3,096,291	4,803,181
	信用リスク・アセットの額　(F)	33,737,336	37,705,321	67,335,362
	マーケット・リスク相当額に係る額((H)／８％)　(G)	154,078	219,900	212,650
	(参考)マーケット・リスク相当額　(H)	12,326	17,592	17,012
	計　((F)＋(G))　(I)	33,891,414	37,925,221	67,548,012
連結自己資本比率(国際統一基準)＝(E)／(I)×100		11.31%	10.94%	10.45%

(注) 1. 本表の自己株式(平成13年３月31日現在：株式会社さくら銀行4,595百万円、株式会社住友銀行14,144百万円、平成14年３月31日現在：17,475百万円、以下同順にて記載)は、連結貸借対照表上の自己株式(42百万円、４百万円、283百万円)に子会社の所有する親会社株式(4,552百万円、14,140百万円、17,191百万円)を加えたものであります。

2. 告示第４条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3. 告示第５条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
   (1) 無担保で、かつ、他の債務に劣後する払込済のものであること
   (2) 一定の場合を除き、償還されないものであること
   (3) 業務を継続しながら損失の補てんに充当されるものであること
   (4) 利払い義務の延期が認められるものであること

4. 告示第５条第１項第５号および第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

5. 告示第７条第１項第１号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、および第２号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

(金額単位　百万円)

	項目		平成13年3月31日現在 株式会社さくら銀行	平成13年3月31日現在 株式会社住友銀行	平成14年3月31日現在
基本的項目	資本金		1,042,706	752,848	1,326,746
	うち非累積的永久優先株		402,577	250,500	650,500
	新株式払込金		—	—	—
	資本準備金		899,521	643,080	1,326,758
	うち非累積的永久優先株		402,577	250,500	650,500
	利益準備金		131,261	110,159	—
	任意積立金		56,028	165,532	221,548
	次期繰越利益		109,027	67,299	122,955
	その他の剰余金(注1)				357,614
	その他	(※)	285,575	567,059	869,793
	その他有価証券の評価差損(△)				297,950
	自己株式(△)		42	4	283
	営業権相当額(△)		—	—	—
	計	(A)	2,524,077	2,305,975	3,927,183
	うちステップ・アップ金利条項付の優先出資証券(注2)		—	223,020	239,850
補完的項目	有価証券含み益の45%相当額		—	—	
	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額				—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		31,596	121,230	73,568
	一般貸倒引当金		142,826	224,953	872,338
	負債性資本調達手段等		1,111,006	1,651,808	2,544,424
	うち永久劣後債務(注3)		537,422	511,332	796,886
	うち期限付劣後債務および期限付優先株(注4)		573,583	1,140,475	1,747,538
	計		1,285,429	1,997,991	3,490,330
	うち自己資本への算入額	(B)	1,285,429	1,997,991	3,409,200
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目(注5)	(D)	16,999	58,766	55,349
自己資本額	(A)+(B)+(C)−(D)	(E)	3,792,507	4,245,199	7,281,033
リスク・アセット等	資産(オン・バランス)項目		29,547,565	32,166,297	57,965,018
	オフ・バランス取引項目		2,157,620	3,654,538	5,192,299
	信用リスク・アセットの額	(F)	31,705,185	35,820,835	63,157,317
	マーケット・リスク相当額に係る額((H)／8%)	(G)	135,433	125,350	139,300
	(参考)マーケット・リスク相当額	(H)	10,834	10,028	11,144
	計((F)+(G))	(I)	31,840,619	35,946,185	63,296,617
単体自己資本比率(国際統一基準)=(E)／(I)×100			11.91%	11.80%	11.50%

(注) 1. その他の剰余金は資本準備金減少差益であります。

2. 告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3. 告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること

(2) 一定の場合を除き、償還されないものであること

(3) 業務を継続しながら損失の補てんに充当されるものであること

(4) 利払い義務の延期が認められるものであること

4. 告示第15条第1項第5号および第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5. 告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※) 「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれています。

発行体	SB Treasury Company L.L.C.("SBTC-LLC")	SB Equity Securities (Cayman), Limited("SBES")	Sakura Preferred Capital (Cayman) Limited("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 (Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円)	283,750百万円 (Initial Series 258,750百万円 Series B 25,000百万円)
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1.　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2.　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3.　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4.　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5.　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6.　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1. 破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2. 危　険　債　権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3. 要　管　理　債　権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4. 正　常　債　権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

（金額単位　億円）

債権の区分	平成13年３月31日現在		平成14年３月31日現在
	株式会社さくら銀行	株式会社住友銀行	
破産更生債権及びこれらに準ずる債権	3,909	1,990	4,935
危険債権	6,797	12,635	29,702
要管理債権	1,903	991	24,363
正常債権	323,025	338,553	605,589

2.　生産、受注及び販売の状況

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3.　対処すべき課題

わが国の金融機関を取り巻く経営環境は一段と厳しさを増しておりますが、当行は、変化に対応できる強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけ、次の点に注力してまいります。

第一に、アセット・クオリティ改善を更に進めてまいります。当期には不良債権の最終処理を進めるとともに将来の資産劣化リスクへの対応力を一段と強化するため、多額の不良債権処理を実施いたしました。引き続き個別案件ごとに対応策の具体化を進めることで、最終処理をより一層加速してまいります。

第二に、株価変動リスクの削減を一段と進めてまいります。平成16年度には銀行に保有株式の総量規制が導入されますが、保有株式残高の圧縮を着実に進めてまいります。

第三に、更なるリストラ策の実行に取り組んでまいります。合併による重複店舗の統合を早期に実施し、店舗ネットワーク戦略の見直しを行うとともに、間接部門の徹底的なスリム化により人員を大幅に削減してまいります。また、システム投資において合併効果を実現し、事務処理の合理化を推進してまいります。

第四に、収益体質の抜本的強化に向けた業務改革に引き続き取り組んでまいります。今後の持続的な成長をより確固たるものとするために、主要なビジネスラインにおける業務のありかたを抜本的に見直すことにより、収益性、資産効率、及び資本効率の高い経営体質への転換を進めてまいります。

4. 経営上の重要な契約等

当行と株式会社さくら銀行は、平成13年4月1日を合併期日として合併いたしました。

(1) 合併の目的

経済・金融のグローバル化及び日本版ビッグバンの進展によって、邦銀間はもとより、業界及び国境の壁を越えた金融機関の競争が激化してきております。また、情報通信技術(ＩＴ)の飛躍的向上が銀行業務に大きな変革をもたらしており、お客様の利便性を確保し、そのニーズに的確に対応していくためには、ＩＴの活用が必須条件となってきております。

更に、銀行に働く役職員においても職業観の変化・多様化が進んでおり、自由闊達で自己実現が可能な職場環境を提供していくことが、ますます重要な課題となってきております。

このような環境の中、両行は、互いの強固な顧客基盤と高度な金融ソリューション力、充実した商品・サービス提供ネットワーク等を統合・整備し、併せて、経営の合理化を一段と進める一方で戦略的なシステム投資を積極化することにより、従来以上に付加価値の高い金融サービスをお客様に提供し、もって株主の期待に応えるためには、早期に合併することにより、新時代に相応しい新しい銀行をつくることが必要であるとの認識に至りました。

(2) 合併登記日

平成13年4月2日

(3) 合併の条件等については、「第5　経理の状況　1.　連結財務諸表等　(1) 連結財務諸表」の中の(重要な後発事象)に記載しております。

5. 研　究　開　発　活　動

当連結会計年度の研究開発活動につきましては、当行では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は1,166百万円であります。

第3　設　備　の　状　況

1.　設備投資等の概要

当連結会計年度中の設備投資等の概要は、次のとおりであります。

(1) 銀　　　行　　　業

当行では、お客様の利便性の向上と業務の一層の効率化を図るため事務機械投資等を行いました。

また経営合理化の観点から、拠点の見直し等を行い店舗の新設・統合を行ったほか、主要な設備の売却等を実施しております。その内容は以下のとおりであります。

（金額単位　百万円）

会社名	事業所名	所在地	設備の内容	売却時期	前期末帳簿価額
当行	東京営業部	東京都千代田区	店舗・事務所	平成14年３月	83,103

(注)　本件土地建物は流動化目的で特別目的会社に売却したものであり、うち建物については当行が賃借し、引続き店舗・事務所として使用しております。

(2) リ　　ー　　ス　　業

重要なものはありません。

(3) そ　の　他　事　業

重要なものはありません。

2. 主要な設備の状況

(1) 銀　　行　　業

（金額単位　百万円）

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数
				面積(㎡)	帳簿価額	帳簿価額	帳簿価額	帳簿価額	(人)
当行	本店	東京都千代田区	店舗・事務所	—	—	5,423	5,535	10,958	1,378
	東京営業部	東京都千代田区	店舗・事務所	—	—	8,498	9,261	17,759	2,668
	大阪本店営業部	大阪市中央区	店舗・事務所	8,247	27,185	3,313	1,265	31,764	1,044
	神戸営業部	神戸市中央区	店舗・事務所	6,433	7,719	4,480	515	12,715	233
	溝ノ口センター	川崎市高津区	事務センター	27,218	7,769	2,199	1,930	11,900	3
	大和センター	神奈川県大和市	事務センター	15,537	1,924	7,821	25,340	35,087	65
	鰻谷センター	大阪市中央区	事務センター	8,635	6,871	13,185	8,528	28,585	24
	西神中央センター	神戸市西区	事務センター	15,000	3,675	4,054	974	8,703	—
	札幌支店 ほか 4店	北海道・東北地区	店舗	3,392 (15)	3,254	450	191	3,895	125
	横浜支店 ほか 131店	関東地区 (除く東京都)	店舗	43,664 (1,386)	32,695	14,410	4,894	52,000	1,980
	人形町支店 ほか 223店	東京都	店舗	80,349 (7,686)	96,640	29,327	9,824	135,792	6,463
	名古屋支店 ほか 28店	中部地区	店舗	19,662	19,534	8,186	1,254	28,976	688
	京都支店 ほか 117店	近畿地区 (除く大阪府)	店舗	51,883 (2,045)	26,226	14,171	4,357	44,755	2,079
	大阪中央支店 ほか 153店	大阪府	店舗	77,360 (3,475)	52,813	18,893	6,559	78,266	2,976
	岡山支店 ほか 7店	中国・四国地区	店舗	4,583	2,656	999	281	3,937	191
	福岡支店 ほか 11店	九州地区	店舗	9,818	11,118	1,637	491	13,247	254
	ニューヨーク支店 ほか 3店	米州地域	店舗・事務所	—	—	1,160	1,817	2,977	509
	ロンドン支店 ほか 3店	欧州地域	店舗・事務所	—	—	1,230	814	2,045	530
	香港支店 ほか 14店	アジア・オセアニア地域	店舗・事務所	—	—	1,344	1,063	2,407	1,254
	社宅・寮	東京都他	社宅・寮	343,462 (2,674)	96,783	27,896	94	124,774	—
	その他の施設	東京都他	研修所その他	334,360 (6,706)	100,790	32,634	13,588	147,012	—
(国内連結子会社) みなと銀行	本店	神戸市中央区	店舗・事務所	1,025	1,930	1,831	386	4,148	361
(国内連結子会社) 関西銀行	本店	大阪市中央区	店舗・事務所	782	9,660	1,025	1,066	11,752	299

(2) リ　ー　ス　業

（金額単位　百万円）

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数
				面積(㎡)	帳簿価額	帳簿価額	帳簿価額	帳簿価額	(人)
(国内連結子会社) 三井住友銀リース	東京本社及び大阪本社	東京都港区及び大阪市中央区	店舗・事務所	—	—	451	333	784	689

(3) その他事業

(金額単位　百万円)

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数
				面積(㎡)	帳簿価額	帳簿価額	帳簿価額	帳簿価額	(人)
(国内連結子会社) 三井住友カード	東京本社及び大阪本社	東京都港区及び大阪市中央区他	店舗・事務所	991	26,806	1,634	3,928	32,368	1,646

(注) 1. 「土地」の「面積」欄の( )内は借地の面積(内書き)であり、その年間賃借料は建物も含め, 70,458百万円であります。
2. 動産は、事務機械82,945百万円、その他21,351百万円であります。
3. 当行の国内代理店5か店、両替業務を主体とした新宿通支店新宿外貨両替コーナー、本店営業部成田空港出張所、東京営業部成田空港第二出張所、大阪本店営業部関西国際空港出張所、大阪中央支店関西国際空港第二出張所、三宮支店三宮駅ビル外貨両替コーナー、店舗外現金自動設備11,479か所、海外駐在員事務所16か所は上記に含めて記載しております。
4. 上記には、連結会社以外に貸与している土地、建物が含まれており、その内容は次のとおりであります。

北海道・東北地区	土地	834百万円 (260㎡)		
関東地区(除く東京都)	土地	3,194百万円 (4,936㎡)、	建物	429百万円
東京都	土地	9,865百万円 (4,729㎡)、	建物	745百万円
中部地区			建物	2,173百万円
近畿地区(除く大阪府)	土地	1,133百万円 (2,365㎡)	建物	45百万円
大阪府	土地	4,750百万円 (7,923㎡)、	建物	558百万円
九州地区	土地	1,493百万円 (780㎡)		

5. リース契約による主な賃借設備は次のとおりであります。

会社名	店舗名その他	所在地	設備の内容	年間リース料	摘要
当行	溝ノ口センター、大和センター、鰻谷センター及び西神中央センター	川崎市高津区、神奈川県大和市、大阪市中央区及び神戸市西区	電算機	1,104百万円	リース

3. 設備の新設、除却等の計画

当連結会計年度末において計画中である重要な設備の新設・改修、除却・売却は次のとおりであります。

(1) 銀行業

① 新設

(金額単位　百万円)

会社名	店舗名その他	所在地	区分	設備の内容	投資予定金額		資金調達方法	着手年月	完了予定年月	摘要
					総額	既支払額				
当行	事務機械	―	―	事務機械	31,200	―	自己資金	―	―	(注)1,2

(注) 1. 上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。
2. 事務機械の主なものは平成15年3月までに設置予定であります。

② 除却

(金額単位　百万円)

会社名	店舗名その他	所在地	設備の内容	期末帳簿価額	摘要
当行	事務機械	―	事務機械	5,500	(注)1
当行	ソフトウェア	―	ソフトウェア	15,800	(注)1

(注) 1. 事務機械、ソフトウェアの主なものは平成15年3月までに除却予定であります。

(2) リース業

重要なものはありません。

(3) その他事業

重要なものはありません。

第4　提出会社の状況

1. 株式等の状況

(1) 株式の総数等

① 株式の総数

種類	会社が発行する株式の総数(株)
普通株式	15,000,000,000
第一種優先株式	170,000,000
第二種優先株式	250,000,000
第三種優先株式	250,000,000
第四種優先株式	300,000,000
第五種優先株式	800,000,000
計	16,770,000,000

(注)「優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

② 発行済株式

種類	事業年度末現在発行数(株)(平成14年3月31日)	提出日現在発行数(株)(平成14年6月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	5,709,424,395	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部) 札幌証券取引所 ロンドン証券取引所	議決権あり (注)1
第1回第一種優先株式	67,000,000	同左	―	(注)2
第2回第一種優先株式	100,000,000	同左	―	(注)3
第五種優先株式	800,000,000	同左	―	(注)4
計	6,676,424,395	同左		

(注) 1. 提出日現在の発行数には、平成14年6月1日から有価証券報告書を提出する日までの転換社債の転換により発行された株式数及び旧商法第280条ノ19第1項に基づく新株引受権方式のストックオプションの権利行使により発行された株式数は含まれておりません。

2. 第1回第一種優先株式の主な内容は次のとおりであります。

(イ)優先利益配当金

(a) 当行は、利益配当を行うときは、第1回第一種優先株式を有する株主(以下「第1回第一種優先株主」という)または第1回第一種優先株式の登録質権者(第1回第一種優先株主および第1回第一種優先株式の登録質権者を以下「第1回第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第1回第一種優先株式1株につき年10円50銭(ただし、平成11年3月31日を基準日として支払う優先利益配当金は、第1回第一種優先株式1株につき3銭)(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第1回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第1回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先株主に対する中間配当

当行は、中間配当を行うときは、第1回第一種優先株主等に対し、普通株主等に先立ち、第1回第一種優先株式1株につき5円25銭の中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第1回第一種優先株主等に対し、普通株主等に先立ち、第1回第一種優先株式1株につき3,000円を支払う。

(b) 第1回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ)優先株式の消却

当行は、いつでも第1回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)優先株主の議決権

第1回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ)優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第1回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第1回第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第1回第一種優先株主は、以下に定めるところにより第1回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年5月1日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、1,400円とする。

㋺転換価額の修正

転換価額は、平成14年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、修正後転換価額が980円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第1回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額\times\frac{既発行の普通株式数＋\dfrac{新発行の普通株式数\times 1株あたりの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１カ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第１回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数＝\frac{第1回第一種優先株主が転換請求のために提出した第1回第一種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㊉転換により発行する株式の内容

当行普通株式

㊅転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㊦転換の効力発生

転換の効力は、転換請求書および第１回第一種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第１回第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第１回第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が500円を下回るときは、第１回第一種優先株式１株の払込金相当額を500円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第1回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

3. 第2回第一種優先株式の主な内容は次のとおりであります。

(イ)優先利益配当金

(a) 当行は、利益配当を行うときは、第2回第一種優先株式を有する株主(以下「第2回第一種優先株主」という)または第2回第一種優先株式の登録質権者(第2回第一種優先株主および第2回第一種優先株式の登録質権者を以下「第2回第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第2回第一種優先株式1株につき28円50銭(ただし、平成11年3月31日を基準日として支払う優先利益配当金は、第2回第一種優先株式1株につき8銭)(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第2回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第2回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先株主に対する中間配当

当行は、中間配当を行うときは、第2回第一種優先株主等に対し、普通株主等に先立ち、第2回第一種優先株式1株につき14円25銭の中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第2回第一種優先株主等に対し、普通株主等に先立ち、第2回第一種優先株式1株につき3,000円を支払う。

(b) 第2回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ)優先株式の消却

当行は、いつでも第2回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)優先株主の議決権

第2回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ)優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第2回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第2回第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第2回第一種優先株主は、以下に定めるところにより第2回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成17年8月1日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成17年8月1日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、当該価額が980円(ただし、下記㋩により調整される)を下回る場合には、980円をもって当初転換価額とする。

㊁転換価額の修正

転換価額は、平成18年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、修正後転換価額が980円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第２回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額×\frac{既発行の普通株式数＋\dfrac{新発行の普通株式数×１株あたりの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１カ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第２回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数＝\frac{第２回第一種優先株主が転換請求のために提出した第２回第一種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㋭転換により発行する株式の内容

当行普通株式

㋬転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㋭転換の効力発生

転換の効力は、転換請求書および第２回第一種優先株式の株券が上記㋬の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第２回第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第２回第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当銀行の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が500円を下回るときは、第２回第一種優先株式１株の払込金相当額を500円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第２回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

4.　第五種優先株式の主な内容は次のとおりであります。

（イ）優先利益配当金

(a) 当行は、利益配当を行うときは、第五種優先株式を有する株主（以下「第五種優先株主」という）または第五種優先株式の登録質権者（第五種優先株主および第五種優先株式の登録質権者を以下「第五種優先株主等」と総称する）に対し、普通株式を有する株主または普通株式の登録質権者（以下「普通株主等」と総称する）に先立ち、第五種優先株式１株につき年13円70銭（以下「優先配当金額」という）の利益配当金を支払う。ただし、当該営業年度において本項（ロ）に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第五種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第五種優先株主等に対しては、優先配当金額を超えて配当は行わない。

（ロ）優先株主に対する中間配当

当行は、中間配当を行うときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式１株につき６円85銭の中間配当金を支払う。

（ハ）残余財産の分配

(a) 当行は、残余財産を分配するときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式１株につき1,000円を支払う。

(b) 第五種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

（ニ）優先株式の消却

当行は、いつでも第五種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

（ホ）優先株主の議決権

第五種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

（ヘ）優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第五種優先株式について株式の併合または分割は行わない。

(b) 当行は、第五種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

（ト）普通株式への転換

第五種優先株主は、以下に定めるところにより第五種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年10月１日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

①当初転換価額

当初転換価額は、平成14年10月1日に先立つ45取引日目に始まる30取引日(以下「当初転換価額時価算定期間」という)の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

当初転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、当該価額が258円33銭(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって当初転換価額とする。なお、当初転換価額時価算定期間の終了する日の翌日以降当初転換価額の適用開始日の前日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、当初転換価額および下限転換価額は㋩に準じて調整される。

㋺転換価額の修正

転換価額は、平成15年10月1日以降平成18年10月1日までの毎年10月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、修正後転換価額が修正日前日において有効な下限転換価額を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋩転換価額の調整

ⓐ第五種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株当たりの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される証券の転換価額または新株予約権の行使価額がその発行日または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される証券の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㋺に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記㋺により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1カ月前の日における当行の発行済普通株式数とする。

ⓖ転換価額調整式で使用する1株当たりの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には当該転換価額または新株予約権の行使価額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第五種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第五種優先株主が転換請求のために提出した第五種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当たって1株未満の端数が生じたときは、これを切り捨てる。

㋬転換により発行する株式の内容

当行普通株式

㋣転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第五種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

平成21年9月30日までに転換請求がなかった第五種優先株式は、平成21年10月1日(以下「一斉転換日」という)をもって、第五種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、当該平均値が258円33銭を下回るときは、第五種優先株式1株の払込金相当額を258円33銭で除して得られる数の普通株式となる。上記の普通株式数の算出に当たって1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

(2) 新株予約権等の状況

① 新株予約権

当行は、旧商法第280条ノ19に基づく新株引受権を付与しております。その内容は次のとおりであります。

平成10年6月26日開催の定時株主総会における特別決議

	事業年度末現在 (平成14年3月31日)	提出日の前月末現在 (平成14年5月31日)
新株予約権の数	—	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	296,000株	同左
新株予約権の行使時の払込金額	1,432円	同左
新株予約権の行使期間	平成12年6月27日から 平成20年6月26日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 1,432円 資本組入額 716円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も5年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成11年6月29日開催の定時株主総会における特別決議

	事業年度末現在 (平成14年3月31日)	提出日の前月末現在 (平成14年5月31日)
新株予約権の数	—	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	393,000株	同左
新株予約権の行使時の払込金額	1,628円	同左
新株予約権の行使期間	平成13年6月30日から 平成21年6月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 1,628円 資本組入額 814円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も5年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成11年６月29日開催の株式会社さくら銀行の定時株主総会における特別決議

	事業年度末現在 (平成14年３月31日)	提出日の前月末現在 (平成14年５月31日)
新株予約権の数	—	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	167,400株	同左
新株予約権の行使時の払込金額	1,124円	同左
新株予約権の行使期間	平成13年６月30日から 平成21年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,124円 資本組入額　562円	同左
新株予約権の行使の条件	(注)	同左
新株予約権の譲渡に関する事項	新株予約権を第三者に譲渡、質入その他の処分をすることができない。	同左

(注) 1.　権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が１単元の株式数の整数倍でない場合は、１単元の株式数の整数倍に切り上げた数とする。
①平成13年６月30日から平成14年６月29日までは、権利を付与された株式数の４分の１について権利を行使することができる。
②平成14年６月30日から平成15年６月29日までは、権利を付与された株式数の２分の１について権利を行使することができる。
③平成15年６月30日から平成16年６月29日までは、権利を付与された株式数の４分の３について権利を行使することができる。
④平成16年６月30日から平成21年６月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。
2.　権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。
3.　この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

平成12年６月29日開催の定時株主総会における特別決議

	事業年度末現在 (平成14年３月31日)	提出日の前月末現在 (平成14年５月31日)
新株予約権の数	—	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	353,000株	同左
新株予約権の行使時の払込金額	1,361円	同左
新株予約権の行使期間	平成14年６月30日から 平成22年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,361円 資本組入額　681円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成12年６月29日開催の株式会社さくら銀行の定時株主総会における特別決議

	事業年度末現在 （平成14年３月31日）	提出日の前月末現在 （平成14年５月31日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	174,600株	同左
新株予約権の行使時の払込金額	1,287円	同左
新株予約権の行使期間	平成14年６月30日から 平成22年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,287円 資本組入額　644円	同左
新株予約権の行使の条件	（注）	同左
新株予約権の譲渡に関する事項	新株予約権を第三者に譲渡、質入その他の処分をすることができない。	同左

（注）1.　権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が１単元の株式数の整数倍でない場合は、１単元の株式数の整数倍に切り上げた数とする。

①平成14年６月30日から平成15年６月29日までは、権利を付与された株式数の４分の１について権利を行使することができる。

②平成15年６月30日から平成16年６月29日までは、権利を付与された株式数の２分の１について権利を行使することができる。

③平成16年６月30日から平成17年６月29日までは、権利を付与された株式数の４分の３について権利を行使することができる。

④平成17年６月30日から平成22年６月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。

2.　権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。

3.　この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

平成13年６月28日開催の定時株主総会における特別決議

	事業年度末現在 （平成14年３月31日）	提出日の前月末現在 （平成14年５月31日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,149,000株	同左
新株予約権の行使時の払込金額	1,035円	同左
新株予約権の行使期間	平成15年６月29日から 平成23年６月28日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,035円 資本組入額　518円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

② 旧転換社債

当行は、旧商法第341条ノ２の規定に基づき転換社債を発行しております。当該転換社債の残高、転換価格及び資本組入額は次のとおりであります。

銘柄 (発行年月日)	事業年度末現在 (平成14年３月31日)			提出日の前月末現在 (平成14年５月31日)		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
2004年満期米ドル建転換社債 (平成元年１月30日)	8,660千米ドル (1,106,776千円)	3,606.90円 (１米ドル＝127.75円)	(注)	8,660千米ドル (1,106,776千円)	3,606.90円 (１米ドル＝127.75円)	(注)

(注) 転換により発行する株式の発行価額中資本に組入れる額は、当該発行価額に0.5を乗じ、その結果１円未満の端数を生じるときは、その端数を切り上げた額とします。

(3) 発行済株式総数、資本金等の推移

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
	千株	千株	千円	千円	千円	千円	
平成11年3月31日	167,000	3,308,062	250,500,000	752,848,632	250,500,000	643,080,195	有償第三者割当 第１回第一種優先株式 67,000千株 発行価格 3,000円 資本組入額 1,500円 第２回第一種優先株式 100,000千株 発行価格 3,000円 資本組入額 1,500円
平成13年4月2日	3,273,423	6,581,485	523,851,903	1,276,700,535	991,326,846	1,634,407,041	株式会社さくら銀行との合併 (合併比率 １：0.6)
平成14年3月9日	―	6,581,485	―	1,276,700,535	△357,614,600	1,276,792,441	商法第289条第２項及び銀行法第18条第２項の規定に基づく資本準備金の取り崩し
平成14年3月15日	―	6,581,485	―	1,276,700,535	11,999	1,276,804,441	エスエムビーシー資産管理サービス株式会社(当行の100％出資子会社)との合併
平成13年4月1日～平成14年3月31日	91,324	6,672,810	50,045,649	1,326,746,185	49,954,350	1,326,758,792	転換社債の普通株式への転換
平成13年4月1日～平成14年3月31日	3,614	6,676,424	―	1,326,746,185	―	1,326,758,792	優先株式の普通株式への転換

(4) 所有者別状況

① 普通株式

(平成14年3月31日現在)

区分	株式の状況(1単元の株式数1,000株)							単元未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 7	449	122	8,508	761 (57)	137,618	147,465	
所有株式数	単元 4,897	2,199,770	95,306	2,176,809	642,653 (278)	554,360	5,673,795	株 35,629,395
割合	% 0.09	38.77	1.68	38.36	11.33 (0.00)	9.77	100.00	

(注) 1. 自己株式449,559株は「個人その他」に449単元、「単元未満株式の状況」に559株含まれております。なお、自己株式449,559株は株主名簿上の株式数であり、期末日現在の実質的な所有株式数は434,559株であります。
2. 「その他の法人」欄には、証券保管振替機構名義の株式が、200単元含まれております。

② 第1回第一種優先株式

(平成14年3月31日現在)

区分	株式の状況(1単元の株式数1,000株)							単元未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 —	1	—	—	— (—)	—	1	
所有株式数	単元 —	67,000	—	—	— (—)	—	67,000	株 —
割合	% —	100.00	—	—	— (—)	—	100.00	

③ 第2回第一種優先株式

(平成14年3月31日現在)

区分	株式の状況(1単元の株式数1,000株)							単元未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 —	1	—	—	— (—)	—	1	
所有株式数	単元 —	100,000	—	—	— (—)	—	100,000	株 —
割合	% —	100.00	—	—	— (—)	—	100.00	

④ 第五種優先株式

（平成14年３月31日現在）

区分	株式の状況（１単元の株式数1,000株）							単元未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等（うち個人）	個人その他	計	
株主数	人 —	1	—	—	— (—)	—	1	
所有株式数	単元 —	800,000	—	—	— (—)	—	800,000	株 —
割合	% —	100.00	—	—	— (—)	—	100.00	

(5) 大株主の状況

① 普通株式

（平成14年３月31日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
住友生命保険相互会社	東京都中央区築地７丁目18番24号	千株 228,378	% 4.00
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	210,918	3.69
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	204,364	3.57
三菱信託銀行株式会社（信託口）	東京都千代田区永田町２丁目11番１号	184,993	3.24
太陽生命保険相互会社	東京都中央区日本橋２丁目11番２号	122,109	2.13
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内１丁目４番３号	107,002	1.87
松下電器産業株式会社	大阪府門真市大字門真1006番地	103,570	1.81
三井生命保険相互会社	東京都千代田区大手町１丁目２番３号	76,651	1.34
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人 株式会社富士銀行兜町カストディ業務室）	ウールゲートハウス コールマン ストリート ロンドン EC2P 2HD, 英国（東京都中央区日本橋兜町６番７号）	67,979	1.19
三洋電機株式会社	大阪府守口市京阪本通２丁目５番５号	64,113	1.12
計		1,370,079	23.99

② 第１回第一種優先株式

（平成14年３月31日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町２丁目46番１号	千株 67,000	% 100.00
計		67,000	100.00

③ 第２回第一種優先株式

（平成14年３月31日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町２丁目46番１号	千株 100,000	% 100.00
計		100,000	100.00

④ 第五種優先株式

（平成14年３月31日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社整理回収機構	東京都中野区本町２丁目46番１号	千株 800,000	% 100.00
計		800,000	100.00

(6) 議決権の状況

① 発行済株式

(平成14年3月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 967,000,000	—	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 434,000 (相互保有株式) 普通株式 13,620,000	—	—
完全議決権株式(その他)	普通株式5,659,741,000	5,659,741	—
単元未満株式	普通株式 35,629,395	—	1単元(1,000株)未満の株式
発行済株式総数	6,676,424,395	—	—
総株主の議決権	—	5,659,741	—

(注) 1. 上記の「完全議決権株式(その他)」欄には、証券保管振替機構名義の株式が、200,000株(議決権200個)含まれております。
2. 上記の「単元未満株式」欄には、当行所有の自己株式559株及び相互保有株式が次のとおり含まれております。

相互保有株式の所有者の氏名又は名称	所有株式数(株)
株式会社みなと銀行	97
三井住友銀リース株式会社	384
三井住友カード株式会社	270
株式会社関西銀行	179
エスエムビーシー抵当証券株式会社	414
さくらフレンド証券株式会社	600

② 自己株式等

(平成14年3月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友銀行	東京都千代田区有楽町1丁目1番2号	434,000	—	434,000	0.00
株式会社みなと銀行	神戸市中央区三宮町2丁目1番1号	5,260,000	—	5,260,000	0.09
大和証券エスエムビーシー株式会社	東京都中央区八重洲1丁目3番5号	3,159,000	—	3,159,000	0.05
三井住友銀リース株式会社	東京都港区西新橋3丁目9番4号	2,276,000	—	2,276,000	0.03
三井住友カード株式会社	大阪市中央区今橋4丁目5番15号	1,314,000	—	1,314,000	0.02
株式会社関西銀行	大阪市中央区心斎橋筋2丁目7番21号	1,114,000	—	1,114,000	0.01
エスエムビーシー抵当証券株式会社	東京都中央区日本橋本町3丁目4番10号	292,000	—	292,000	0.00
さくらフレンド証券株式会社	東京都中央区日本橋兜町7番12号	205,000	—	205,000	0.00
計	—	14,054,000	—	14,054,000	0.24

(注) 1. なお、自己株式については、上記のほか、株主名簿上は当行名義となっておりますが実質的に所有していない株式が15,000株(議決権15個)あります。なお、当該株式は、上記①発行済株式の「完全議決権株式(その他)」欄に含まれております。
2. 「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

(7) ストックオプション制度の内容

当行は、新株予約権方式によるストックオプション制度を採用しております。

当該制度は、商法第280条ノ20および同法第280条ノ21の規定に基づき、当行の役職員に対して新株予約権を割当てることについて平成14年６月27日開催の定時株主総会において特別決議されたものであります。

当該制度の内容は、次のとおりであります。

決議年月日	平成14年６月27日
付与対象者の区分及び人数	当行の役職員 人数は取締役会において決定される。
新株予約権の目的となる株式の種類	普通株式
株式の数	1,850,000株を上限とする。
新株予約権の行使時の払込金額	当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ45取引日前から始まる30取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に1.05を乗じた金額とする。ただし、１円未満の端数は切り上げる（注）。
新株予約権の行使期間	平成16年６月28日から平成24年６月27日まで
新株予約権の行使の条件	被割当者が権利行使時において役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

（注）　払込金額は、新株予約権発行後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

また、旧商法第280条ノ19第１項の規定に基づき、新株引受権方式により、取締役及び使用人に対して付与することについて平成10年６月26日、平成11年６月29日、平成12年６月29日及び平成13年６月28日開催の定時株主総会において決議されたもの及び合併により株式会社さくら銀行から承継したものの内容は次のとおりであります。

決議年月日	平成10年６月26日	平成11年６月29日	平成11年６月29日（注）
付与対象者の区分及び人数	平成10年６月26日開催の定時株主総会終結の時に在任する取締役(社外取締役を除く)（37名） 平成10年６月26日開催の定時株主総会終結の時に在任する使用人で参与の資格を有する者（18名）	平成11年６月29日開催の定時株主総会終結の時に在任する取締役(社外取締役を除く)（15名） 平成11年６月29日開催の定時株主総会終結の時に在任する使用人で執行役員、参与・参事三級の資格を有する者（95名）	平成11年６月29日開催の定時株主総会終結の時に在任する取締役（13名） 平成11年６月29日開催の定時株主総会終結後に取締役を辞任し、同株主総会終結後の取締役会にて執行役員に選任された者（24名） 使用人で平成11年６月29日開催の定時株主総会終結後の取締役会にて執行役員に選任された者（２名）
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況」に記載しております。	「(2)新株予約権等の状況」に記載しております。	「(2)新株予約権等の状況」に記載しております。
株式の数	同上	同上	同上
新株予約権の行使時の払込金額	同上	同上	同上
新株予約権の行使期間	同上	同上	同上
新株予約権の行使の条件	同上	同上	同上
新株予約権の譲渡に関する事項	同上	同上	同上

決議年月日	平成12年６月29日	平成12年６月29日（注）	平成13年６月28日
付与対象者の区分及び人数	平成12年６月29日開催の定時株主総会終結の時に在任する取締役(社外取締役を除く)（15名） 平成12年６月29日開催の定時株主総会終結の時に在任する使用人で執行役員、参与・参事三級の資格を有する者（86名）	平成12年６月29日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（13名） 平成12年６月29日開催の定時株主総会終結の時に在任する執行役員（取締役を兼務する執行役員を除く）（26名）	平成13年６月28日開催の定時株主総会終結の時に在任する取締役(社外取締役を除く)（24名） 平成13年６月28日開催の定時株主総会終結の時に在任する使用人で執行役員及びその他経営幹部層（408名）
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況」に記載しております。	「(2)新株予約権等の状況」に記載しております。	「(2)新株予約権等の状況」に記載しております。
株式の数	同上	同上	同上
新株予約権の行使時の払込金額	同上	同上	同上
新株予約権の行使期間	同上	同上	同上
新株予約権の行使の条件	同上	同上	同上
新株予約権の譲渡に関する事項	同上	同上	同上

（注） 合併により株式会社さくら銀行から承継したストックオプション制度であります。

なお、払込金額は、新株予約権発行後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整されます。ただし、調整により生じる1円未満の端数は切り上げます。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整されます。

2. 自己株式の取得等の状況

［定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況］

(1) 前決議期間における自己株式の取得等の状況

該当ありません。

(2) 当定時株主総会における自己株式取得に係る決議状況

該当ありません。

3. 配　当　政　策

当行は、銀行業の公共性に鑑み、健全経営確保の観点から、資本の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

当期の期末配当については、大幅な損失計上となりましたため、内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要があることから、普通株式は1株当たり4円(年間4円、前年比2円減額)といたしました。

なお、優先株式は、所定の配当(1株当たり、第1回第一種優先株式は10円50銭、第2回第一種優先株式は28円50銭、第五種優先株式は13円70銭)といたしました。

4. 株価の推移

(1) 普通株式

最近5年間の事業年度別最高・最低株価	回次	第154期	第155期	第156期	第157期	第1期
	決算年月	平成10年3月	平成11年3月	平成12年3月	平成13年3月	平成14年3月
	最高	円 1,950	1,710	1,902	1,640	1,240
	最低	円 1,100	860	1,271	867	406

最近6箇月間の月別最高・最低株価	月別	平成13年 10月	11月	12月	平成14年 1月	2月	3月
	最高	円 916	775	674	587	509	640
	最低	円 699	618	479	466	406	490

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

(2) 第1回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(3) 第2回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(4) 第五種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

5. 役 員 の 状 況

(平成14年6月28日現在)

役名及び職名	氏 名 (生 年 月 日)	略 歴	所有株式数
			千株
取締役会長 (代表取締役)	岡 田 明 重 (昭和13年4月9日生)	昭和38年3月 東京大学法学部卒 昭和38年4月 三井銀行入行 平成3年6月 太陽神戸三井銀行取締役 平成7年6月 さくら銀行常務取締役 平成8年6月 専務取締役 平成9年6月 取締役頭取 平成11年6月 取締役頭取(執行役員を兼務) 平成13年4月 三井住友銀行取締役会長(現職)	19
頭 取 (代表取締役) 兼 最高執行役員	西 川 善 文 (昭和13年8月3日生)	昭和36年3月 大阪大学法学部卒 昭和36年4月 住友銀行入行 昭和61年6月 取締役 平成元年6月 常務取締役 平成3年11月 専務取締役 平成8年5月 副頭取 平成9年6月 頭取 平成11年6月 頭取兼最高執行役員 平成13年4月 三井住友銀行頭取兼最高執行役員(現職)	30
副 頭 取 (代表取締役) 兼 副頭取執行役員	栗 山 道 義 (昭和18年12月9日生)	昭和42年3月 東京大学法学部卒 昭和42年4月 住友銀行入行 平成4年6月 取締役 平成9年6月 常務取締役 平成11年6月 常務取締役兼常務執行役員 平成12年6月 専務取締役兼専務執行役員 平成13年4月 三井住友銀行専務取締役兼専務執行役員 平成14年6月 副頭取兼副頭取執行役員(現職)	24
副 頭 取 (代表取締役) 兼 副頭取執行役員	永 田 武 全 (昭和19年5月23日生)	昭和42年3月 東京大学経済学部卒 昭和42年4月 住友銀行入行 平成4年6月 取締役 平成9年6月 常務取締役 平成11年6月 常務取締役兼常務執行役員 平成12年6月 専務取締役兼専務執行役員 平成13年4月 三井住友銀行専務取締役兼専務執行役員 平成14年6月 副頭取兼副頭取執行役員(現職)	24
副 頭 取 (代表取締役) 兼 副頭取執行役員	平 松 秀 則 (昭和18年8月18日生)	昭和42年3月 神戸大学経営学部卒 昭和42年4月 神戸銀行入行 平成7年6月 さくら銀行取締役 平成10年4月 常務取締役 平成11年6月 常務取締役兼常務執行役員 平成12年4月 専務取締役兼専務執行役員 平成13年4月 三井住友銀行専務取締役兼専務執行役員 平成14年6月 副頭取兼副頭取執行役員(現職)	7
専務取締役 (代表取締役) 兼 専務執行役員	井 上 正 (昭和21年1月2日生)	昭和43年3月 京都大学経済学部卒 昭和43年4月 住友銀行入行 平成7年6月 取締役 平成10年11月 常務取締役 平成11年6月 常務取締役兼常務執行役員 平成13年1月 専務取締役兼専務執行役員 平成13年4月 三井住友銀行専務取締役兼専務執行役員(現職)	16

役名及び職名	氏名 (生年月日)	略歴	所有株式数
			千株
専務取締役 (代表取締役) 兼 専務執行役員	奥　正之 (昭和19年12月2日生)	昭和43年3月　京都大学法学部卒 昭和43年4月　住友銀行入行 平成6年6月　取締役 平成10年11月　常務取締役 平成11年6月　常務取締役兼常務執行役員 平成13年1月　専務取締役兼専務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員(現職)	12
専務取締役 (代表取締役) 兼 専務執行役員	門脇英晴 (昭和19年6月20日生)	昭和43年3月　東京大学法学部卒 昭和43年4月　三井銀行入行 平成8年6月　さくら銀行取締役 平成10年4月　常務取締役 平成11年6月　常務取締役兼常務執行役員 平成12年4月　専務取締役兼専務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員(現職)	8
専務取締役 (代表取締役) 兼 専務執行役員	塚本武正 (昭和20年5月15日生)	昭和43年3月　早稲田大学商学部卒 昭和43年4月　三井銀行入行 平成8年6月　さくら銀行取締役 平成11年6月　取締役辞任 平成11年6月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員(現職)	6
常務取締役 兼 常務執行役員	北山禎介 (昭和21年10月26日生)	昭和44年3月　東京大学教養学部卒 昭和44年4月　三井銀行入行 平成9年6月　さくら銀行取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年4月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行常務取締役兼常務執行役員(現職)	5
常務取締役 兼 常務執行役員	高橋繁正 (昭和22年3月8日生)	昭和44年3月　横浜国立大学経済学部卒 昭和44年4月　神戸銀行入行 平成9年6月　さくら銀行取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年4月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行常務取締役兼常務執行役員(現職)	7
常務取締役 兼 常務執行役員	野田賢治郎 (昭和21年4月4日生)	昭和44年6月　東京大学法学部卒 昭和44年7月　住友銀行入行 平成8年6月　取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年5月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行常務取締役兼常務執行役員　本店第一営業本部長 平成14年6月　常務取締役兼常務執行役員(現職)	13

役名及び職名	氏名 （生年月日）	略歴	所有株式数
			千株
常務取締役 兼 常務執行役員	松本睦彦 （昭和20年6月7日生）	昭和44年6月　東京大学経済学部卒 昭和44年7月　住友銀行入行 平成8年6月　取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年5月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行常務取締役兼常務執行役員（現職）	12
常務取締役 兼 常務執行役員	水島藤一郎 （昭和22年2月23日生）	昭和44年3月　一橋大学法学部卒 昭和44年4月　三井銀行入行 平成9年6月　さくら銀行取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年4月　常務執行役員 平成12年6月　常務取締役兼常務執行役員 平成13年4月　三井住友銀行常務取締役兼常務執行役員（現職）	17
取締役	山内悦嗣 （昭和12年6月30日生）	昭和37年3月　一橋大学商学部卒 昭和37年12月　アーサーアンダーセン入社 昭和61年9月　同社日本代表 英和監査法人　統括代表 平成3年10月　井上斎藤英和監査法人　理事長 平成5年10月　朝日監査法人　専務理事 アーサーアンダーセン　日本副代表 平成11年5月　朝日監査法人　専務理事退任 平成11年6月　同社退職 アーサーアンダーセン退職 平成11年6月　住友銀行取締役 平成13年4月　三井住友銀行取締役（現職）	―
取締役	山川洋一郎 （昭和16年7月21日生）	昭和39年3月　東京大学法学部卒 昭和41年4月　弁護士登録（現職） 昭和54年4月　古賀・吉川・山川・中川法律事務所パートナー（現職） （昭和59年4月　上記事務所の名称を「古賀総合法律事務所」と改称） 平成3年9月　ミシガン大学ロースクール客員教授 平成4年10月　同大学ロースクール客員教授退任 平成13年6月　三井住友銀行取締役（現職）	―
常任監査役	紀伊博 （昭和22年2月24日生）	昭和44年3月　神戸大学経済学部卒 昭和44年4月　神戸銀行入行 平成9年6月　さくら銀行姫路支店長 平成10年4月　神戸営業部長 平成10年6月　取締役 平成11年6月　取締役辞任 平成11年6月　執行役員 平成12年6月　常勤監査役 平成13年4月　三井住友銀行常任監査役（現職）	8

役名及び職名	氏名 (生年月日)	略歴	所有株式数
			千株
常任監査役	平野豊三郎 (昭和23年4月25日生)	昭和46年3月　東北大学法学部卒 昭和46年4月　住友銀行入行 平成8年7月　神田支店長 平成11年4月　神戸法人営業本部長兼神戸法人部長 平成12年5月　本店支配人 平成12年6月　常任監査役 平成13年4月　三井住友銀行常任監査役(現職)	10
常任監査役	渡辺知行 (昭和22年4月7日生)	昭和46年3月　慶應義塾大学経済学部卒 昭和46年4月　三井銀行入行 平成9年6月　さくら銀行大阪支店営業第三部長 平成10年4月　東京営業部東京営業第六部長 平成11年10月　国際企業ディビジョンカンパニー企画部長 平成12年4月　人事部詰 平成12年6月　常勤監査役 平成13年4月　三井住友銀行常任監査役(現職)	14
常任監査役	中村金郎 (昭和24年6月24日生)	昭和47年3月　東京大学法学部卒 昭和47年4月　住友銀行入行 平成9年1月　青山支店長 平成11年4月　人形町法人部長 平成13年4月　三井住友銀行人形町法人営業部長 平成14年6月　本店上席推進役 平成14年6月　常任監査役(現職)	6
監査役	那須翔 (大正13年9月19日生)	昭和23年3月　東京大学法学部卒 昭和23年4月　関東配電株式会社入社 昭和26年5月　東京電力株式会社引継入社 昭和59年6月　同社取締役社長 平成5年6月　同社取締役会長 平成11年6月　同社相談役(現職) 平成14年6月　三井住友銀行監査役(現職)	―
監査役	大西勝也 (昭和3年9月10日生)	昭和26年3月　東京大学法学部卒 昭和28年4月　京都地方裁判所判事補任官 昭和63年2月　最高裁判所事務総長 平成元年11月　東京高等裁判所長官 平成3年5月　最高裁判所判事 平成10年9月　退官 平成10年11月　弁護士登録(現職) 平成12年6月　住友銀行監査役 平成13年4月　三井住友銀行監査役(現職)	―
監査役	伊藤助成 (昭和4年5月25日生)	昭和28年3月　一橋大学経済学部卒 昭和28年3月　日本生命保険相互会社入社 平成元年7月　同社社長 平成9年4月　同社取締役会長(現職) 平成11年6月　住友銀行監査役 平成13年4月　三井住友銀行監査役(現職)	―
計	―	―	242

(注)　監査役那須翔、大西勝也及び伊藤助成は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

なお、当行は平成11年6月29日より執行役員制度を導入しております。平成14年6月28日現在の執行役員(取締役を兼務する執行役員を除く)の構成は以下のとおりであります。

常務執行役員　13名
執行役員　40名

第5　経　理　の　状　況

(1) 当行の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

(2) 当行の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠して作成しております。

なお、前事業年度(自平成12年４月１日　至平成13年３月31日)は改正前の財務諸表等規則及び銀行法施行規則に基づき、当事業年度(自平成13年４月１日　至平成14年３月31日)は改正後の財務諸表等規則及び銀行法施行規則に基づき作成しております。

(3) 当行は、平成13年４月１日を合併期日として株式会社さくら銀行と合併いたしました。従って当連結会計年度(自平成13年４月１日　至平成14年３月31日)並びに当事業年度は合併初年度でありますので、前連結会計年度(自平成12年４月１日　至平成13年３月31日)に係る連結財務諸表並びに前事業年度に係る財務諸表は、株式会社さくら銀行と株式会社住友銀行ごとに表示しております。

(4) 連結財務諸表及び財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

(5) 前連結会計年度及び当連結会計年度の連結財務諸表並びに前事業年度及び当事業年度の財務諸表は、証券取引法第193条の２の規定に基づき、朝日監査法人の監査証明を受けております。

また、株式会社さくら銀行の前連結会計年度の連結財務諸表並びに前事業年度の財務諸表は、監査法人太田昭和センチュリー(注)及び監査法人トーマツの監査証明を受けております。

その監査報告書は、連結財務諸表及び財務諸表のそれぞれの直前に掲げております。

(注)　株式会社さくら銀行の会計監査を担当しておりました監査法人太田昭和センチュリーは、平成13年７月１日付で、法人名称を「新日本監査法人」に変更しております。

監　査　報　告　書

平成１３年６月２８日

株式会社　三井住友銀行
頭　取　西　川　善　文　殿

監査法人 太田昭和センチュリー

代表社員
関与社員　公認会計士

関与社員　公認会計士

関与社員　公認会計士

監査法人　ト　ー　マ　ツ

代表社員
関与社員　公認会計士

代表社員
関与社員　公認会計士

代表社員
関与社員　公認会計士

私どもは、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社さくら銀行の平成１２年４月１日から平成１３年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、私どもは、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、私どもは、上記の連結財務諸表が株式会社さくら銀行及び連結子会社の平成１３年３月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

特記事項
重要な後発事象の項に記載されているとおり、会社は平成１３年４月１日付けで株式会社住友銀行と合併した。

会社と私ども両監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当連結会計年度より連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改定後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

監　査　報　告　書

平成13年６月28日

株式会社　三井住友銀行

頭取　西　川　善　文　殿

朝日監査法人

代表社員
関与社員　公認会計士

関与社員　公認会計士

関与社員　公認会計士

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行（旧会社名　株式会社住友銀行）の平成12年４月１日から平成13年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社三井住友銀行（旧会社名　株式会社住友銀行）及び連結子会社の平成13年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、会社は、平成13年４月１日を合併期日として株式会社さくら銀行と合併した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

監　査　報　告　書

平成14年６月27日

株式会社　三井住友銀行
頭取　西　川　善　文　殿

朝　日　監　査　法　人

代表社員　　公認会計士

代表社員
関与社員　　公認会計士

関与社員　　公認会計士

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社三井住友銀行及び連結子会社の平成14年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当連結会計年度より連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により連結財務諸表を作成している。

以　上

1. 連結財務諸表等

(1) 連結財務諸表

① 連結貸借対照表

(資産の部)

(金額単位　百万円)

科目 ＼ 年度別	前連結会計年度(平成13年3月31日現在)				当連結会計年度(平成14年3月31日現在)	
	株式会社さくら銀行		株式会社住友銀行			
	金額	構成比	金額	構成比	金額	構成比
		%		%		%
現金預け金※8	2,896,268	5.59	4,623,597	6.86	5,632,296	5.21
コールローン及び買入手形	368,425	0.71	139,189	0.20	720,154	0.67
買現先勘定	―	―	2,905,306	4.31	793,266	0.73
買入金銭債権	90,519	0.17	168,497	0.25	461,879	0.43
特定取引資産※2,8	577,578	1.11	1,913,404	2.84	3,278,105	3.03
金銭の信託	22,208	0.04	52,912	0.08	33,860	0.03
有価証券※1,2,8	10,466,528	20.19	16,845,970	24.99	20,694,632	19.16
貸出金※3,4,5,6,7,8,9	32,906,703	63.47	32,630,388	48.42	63,645,586	58.93
外国為替※7	268,669	0.52	470,092	0.70	795,755	0.74
その他資産※2,8	1,359,442	2.62	4,297,808	6.38	6,447,644	5.97
動産不動産※8,12,13	883,059	1.70	683,833	1.01	1,207,589	1.12
リース資産※13	―	―	827,134	1.23	927,120	0.86
繰延税金資産	558,234	1.08	598,280	0.89	1,882,464	1.74
再評価に係る繰延税金資産※12	―	―	―	―	726	0.00
連結調整勘定	―	―	6,224	0.01	18,518	0.02
支払承諾見返	1,964,073	3.79	1,987,164	2.95	3,625,047	3.36
貸倒引当金	△512,023	△0.99	△756,830	△1.12	△2,159,649	△2.00
資産の部合計	51,849,687	100.00	67,392,974	100.00	108,005,001	100.00

（負債、少数株主持分及び資本の部）

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度（平成13年３月31日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比	当連結会計年度（平成14年３月31日現在） 金額	構成比
		%		%		%
預金※８	32,003,989	61.72	31,045,062	46.07	64,985,976	60.17
譲渡性預金	4,621,021	8.91	7,025,950	10.42	6,662,097	6.17
コールマネー及び売渡手形※８	4,608,193	8.89	5,332,877	7.91	10,775,484	9.98
売現先勘定※８	―	―	5,262,187	7.81	1,468,504	1.36
コマーシャル・ペーパー	1,141,697	2.20	594,456	0.88	1,167,500	1.08
特定取引負債※８	201,407	0.39	1,068,607	1.58	2,331,500	2.16
借用金※8,14	1,138,305	2.19	2,322,477	3.45	2,889,907	2.67
外国為替	37,094	0.07	213,813	0.32	299,610	0.28
社債※15	1,133,368	2.19	2,061,693	3.06	3,505,820	3.24
転換社債	―	―	101,106	0.15	1,106	0.00
債券貸付取引担保金※８	―	―	4,607,098	6.84	3,174,799	2.94
その他負債※8,10,11	2,296,793	4.43	3,116,359	4.62	2,861,669	2.65
賞与引当金	―	―	―	―	21,606	0.02
退職給付引当金	31,716	0.06	7,972	0.01	147,972	0.14
債権売却損失引当金	70,627	0.14	74,639	0.11	86,371	0.08
特別法上の引当金	643	0.00	8	0.00	336	0.00
繰延税金負債	369	0.00	24,271	0.04	39,206	0.03
再評価に係る繰延税金負債※12	40,654	0.08	103,401	0.15	64,015	0.06
支払承諾※８	1,964,073	3.79	1,987,164	2.95	3,625,047	3.36
負債の部合計	49,289,955	95.06	64,949,149	96.37	104,108,534	96.39
少数株主持分	383,922	0.74	606,673	0.90	983,847	0.91
資本金	1,042,706	2.01	752,848	1.12	1,326,746	1.23
資本準備金※16	899,521	1.73	643,080	0.95	1,326,758	1.23
再評価差額金※12	63,056	0.12	167,613	0.25	121,244	0.11
連結剰余金※16	196,060	0.38	319,924	0.48	475,357	0.44
その他有価証券評価差額金	―	―	―	―	△304,837	△0.28
為替換算調整勘定	△20,939	△0.04	△32,171	△0.05	△15,174	△0.01
計	2,180,405	4.20	1,851,296	2.75	2,930,095	2.72
自己株式	△42	△0.00	△4	△0.00	△283	△0.00
子会社の所有する親会社株式	△4,552	△0.00	△14,140	△0.02	△17,191	△0.02
資本の部合計	2,175,809	4.20	1,837,151	2.73	2,912,619	2.70
負債、少数株主持分及び資本の部合計	51,849,687	100.00	67,392,974	100.00	108,005,001	100.00

② 連結損益計算書

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行 金額	百分比	株式会社住友銀行 金額	百分比	当連結会計年度（自 平成13年4月1日 至 平成14年3月31日） 金額	百分比
		%		%		%
経常収益	1,723,182	100.00	2,725,995	100.00	3,779,702	100.00
資金運用収益	1,107,828		1,328,056		2,176,685	
貸出金利息	795,443		851,820		1,420,950	
有価証券利息配当金	134,621		193,828		318,508	
コールローン利息及び買入手形利息	5,374		7,106		5,189	
買現先利息	—		10,861		8,399	
預け金利息	100,750		217,874		186,892	
その他の受入利息	71,638		46,564		236,745	
役務取引等収益	209,261		202,836		387,280	
特定取引収益	26,807		84,376		129,450	
その他業務収益	97,621		552,060		845,583	
リース料収入	—		338,282		380,904	
割賦売上高	—		144,151		154,934	
その他の業務収益	—		69,626		309,744	
その他経常収益※1	281,663		558,665		240,702	
経常費用	1,539,306	89.33	2,415,254	88.60	4,360,330	115.36
資金調達費用	437,840		674,508		726,901	
預金利息	233,379		374,606		331,670	
譲渡性預金利息	12,845		23,010		15,406	
コールマネー利息及び売渡手形利息	13,563		15,575		10,378	
売現先利息	—		22,224		29,238	
コマーシャル・ペーパー利息	3,679		2,229		1,590	
借用金利息	43,922		56,768		64,020	
社債利息	42,471		60,210		86,829	
転換社債利息	2		406		97	
その他の支払利息	87,977		119,476		187,670	
役務取引等費用	61,863		33,918		67,747	
特定取引費用	—		2,146		17	
その他業務費用	55,471		505,193		666,651	
賃貸原価	—		289,660		328,670	
割賦原価	—		128,186		139,197	
その他の業務費用	—		87,346		198,783	
営業経費※2	490,621		450,268		935,553	
その他経常費用	493,509		749,218		1,963,458	
貸倒引当金繰入額	16,870		32,103		1,204,335	
その他の経常費用※3	476,638		717,115		759,123	
経常利益（△は経常損失）	183,876	10.67	310,741	11.40	△580,628	△15.36
特別利益	50,431	2.92	1,590	0.06	29,428	0.78
動産不動産処分益	3,957		963		4,426	
償却債権取立益	1,947		627		1,305	
証券取引責任準備金取崩額	—		—		315	
その他の特別利益※4	44,525		—		23,381	
特別損失	102,261	5.93	38,863	1.43	53,138	1.41
動産不動産処分損	22,767		16,060		27,478	
証券取引責任準備金繰入額	2		—		—	
その他の特別損失※5	79,490		22,803		25,659	
税金等調整前当期純利益（△は税金等調整前当期純損失）	132,046	7.66	273,468	10.03	△604,338	△15.99
法人税、住民税及び事業税	8,091	0.47	57,439	2.11	101,860	2.69
法人税等調整額	69,900	4.05	128,327	4.71	△289,305	△7.65
少数株主利益	5,115	0.30	4,231	0.15	46,993	1.24
当期純利益（△は当期純損失）	48,939	2.84	83,469	3.06	△463,887	△12.27

③ 連結剰余金計算書

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）株式会社さくら銀行 金額	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日）株式会社住友銀行 金額	当連結会計年度（自 平成13年4月1日 至 平成14年3月31日）金額
連結剰余金期首残高	198,161	253,573	319,924
連結剰余金増加高	7,697	5,281	741,468
再評価差額金の取崩に伴う剰余金増加高	6,759	5,281	60,132
持分法適用会社の除外に伴う剰余金増加高	938	—	—
合併に伴う剰余金増加高	—	—	309,177
連結子会社の合併に伴う剰余金増加高	—	—	2,778
連結子会社の増加に伴う剰余金増加高	—	—	10,936
持分法適用会社の増加に伴う剰余金増加高	—	—	828
資本準備金の取崩に伴う剰余金増加高	—	—	357,614
連結剰余金減少高	58,736	22,400	122,148
配当金	35,705	22,399	11,199
合併交付金	17,853	—	—
連結子会社の減少に伴う剰余金減少高	—	0	—
連結子会社の合併に伴う剰余金減少高	5,177	—	4,465
連結子会社の増加に伴う剰余金減少高	—	—	106,479
持分法適用会社の増加に伴う剰余金減少高	—	—	3
当期純利益（△は当期純損失）	48,939	83,469	△463,887
連結剰余金期末残高	196,060	319,924	475,357

④ 連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行	株式会社住友銀行	当連結会計年度（自 平成13年4月1日 至 平成14年3月31日）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益（△は税金等調整前当期純損失）	132,046	273,468	△604,338
動産不動産減価償却費	―	26,140	―
減価償却費	35,123	―	―
動産不動産等減価償却費	―	―	96,374
リース資産減価償却費	―	268,700	306,044
連結調整勘定償却額	7,077	1,571	4,806
持分法による投資損益（△）	△7,883	△36,479	△2,964
貸倒引当金の増加額	△231,386	△192,154	884,174
債権売却損失引当金の増加額	△27,006	△41,600	△58,895
賞与引当金の増加額	―	―	21,606
退職給与引当金の増加額	△41,371	―	―
退職給付引当金の増加額	26,052	△46,355	△42,469
資金運用収益	△1,107,828	△1,328,056	△2,176,685
資金調達費用	437,840	674,508	726,901
有価証券関係損益（△）	△82,439	△418,493	△64,057
金銭の信託の運用損益（△）	△536	△268	56
為替差損益（△）	△48,638	△103,436	△160,717
動産不動産処分損益（△）	18,810	15,097	23,052
リース資産処分損益（△）	―	3,575	995
営業譲渡益	―	―	△5,000
特定取引資産の純増（△）減	873,036	△303,615	△757,328
特定取引負債の純増減（△）	△189,217	433,148	1,030,514
特定取引未払金の純増減（△）	△588,359	―	―
貸出金の純増（△）減	1,390,760	350,155	1,794,503
預金の純増減（△）	△682,160	2,687,498	1,887,932
譲渡性預金の純増減（△）	1,099,791	154,263	△4,989,141
借用金（劣後特約付借入金を除く）の純増減（△）	△409,051	△203,229	△456,519
有利息預け金の純増（△）減	―	△1,087,125	2,018,942
預け金（日銀預け金を除く）の純増（△）減	△902,846	―	―
コールローン等の純増（△）減	△211,068	△2,576,375	1,904,425
債券借入取引担保金の純増（△）減	680,428	△652,884	△2,196,808
コールマネー等の純増減（△）	2,019,431	3,166,244	△3,020,667
コマーシャル・ペーパーの純増減（△）	675,474	401,621	△569,827
債券貸付取引担保金の純増減（△）	△797,435	1,318,733	△1,715,984
外国為替（資産）の純増（△）減	61,228	△107,134	△56,299
外国為替（負債）の純増減（△）	7,474	49,833	48,749
普通社債の発行・償還による純増減（△）	200,967	478,453	359,901
資金運用による収入	1,149,235	1,211,640	2,342,208
資金調達による支出	△439,998	△837,803	△829,888
その他	181,585	25,236	△1,070,901
小計	3,229,136	3,604,878	△5,327,304
法人税等の支払額	△10,663	△47,172	△54,205
営業活動によるキャッシュ・フロー	3,218,472	3,557,706	△5,381,510

（金額単位　百万円）

科目 ＼ 年度別	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行	前連結会計年度（自 平成12年4月1日 至 平成13年3月31日） 株式会社住友銀行	当連結会計年度（自 平成13年4月1日 至 平成14年3月31日）
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△16,532,695	△28,751,233	△39,722,661
有価証券の売却による収入	9,537,615	12,151,611	32,828,672
有価証券の償還による収入	3,944,752	12,930,322	12,828,207
金銭の信託の増加による支出	△9,171	△91,300	△5,011
金銭の信託の減少による収入	60,289	148,488	42,663
動産不動産の取得による支出	△118,836	△49,183	△73,354
動産不動産の売却による収入	60,584	21,260	134,704
リース資産の取得による支出	—	△314,383	△342,964
リース資産の売却による収入	—	35,590	37,736
連結範囲の変更を伴う子会社株式の取得による支出	△2,684	—	△599
連結範囲の変更を伴う子会社株式の売却による収入	—	5,083	416
営業譲渡による収入	—	—	5,000
投資活動によるキャッシュ・フロー	△3,060,146	△3,913,743	5,732,808
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	112,283	10,000	128,000
劣後特約付借入金の返済による支出	△319,774	△52,000	△278,000
劣後特約付社債・転換社債の発行による収入	149,500	104,500	201,198
劣後特約付社債・転換社債の償還による支出	△332,631	△143,550	△262,361
配当金支払額	△35,705	△22,406	△11,101
合併交付金支払額	—	—	△17,839
少数株主からの払込みによる収入	14,000	—	9,000
少数株主への配当金支払額	△7,474	△192	△39,064
自己株式の取得による支出	△808	△541	△8,539
自己株式の売却による収入	586	548	8,286
子会社の所有する親会社株式の売却による収入	—	—	1,607
財務活動によるキャッシュ・フロー	△420,024	△103,642	△268,813
Ⅳ 現金及び現金同等物に係る換算差額	830	2,525	3,595
Ⅴ 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	△260,867	△457,154	86,079
Ⅵ 現金及び現金同等物の期首残高	1,408,146	1,323,157	868,132
Ⅶ 合併に伴う現金及び現金同等物の増加額	—	—	1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	—	—	2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	90	2,129	96,459
Ⅹ 現金及び現金同等物の期末残高	1,147,369	868,132	2,128,742

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
1. 連結の範囲に関する事項	(1) 連結子会社 65社 主要な連結子会社名は、「第1 企業の概況」の4. 関係会社の状況に記載しているため省略しました。 なお、株式会社みなと銀行他8社は株式取得により、株式会社ジャパンネット銀行、さくらローンパートナー株式会社他8社は設立等により、株式会社さくらフレンド調査センターは親会社の合併により、当連結会計年度から連結しております。 また、Sakura Financial Futures (Singapore) Pte Limited 他5社は清算により除外しております。 (2) 非連結子会社 主要な会社名 株式会社さくら総合研究所 非連結子会社は、その資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいため、連結の範囲から除外しております。	(1) 連結子会社 84社 主要な連結子会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 なお、従来持分法適用の関連会社であった株式会社日本総合研究所他8社は、議決権の所有割合が増加したことにより、実質的に支配を獲得したと認められることから、他の8社は設立等により、当連結会計年度から連結子会社といたしました。また、すみぎん信託銀行株式会社他2社は売却により、Sumitomo Bank (Deutschland) GmbH他4社は清算により子会社でなくなったため、連結子会社から除外しております。 (2) 非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他51社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社 144社 主要な連結子会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 株式会社さくら銀行との合併により、株式会社みなと銀行他72社を連結子会社といたしました。また、三生信用保証株式会社他4社は株式の取得等により、当連結会計年度より連結子会社としております。 さくら証券株式会社他17社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社住友銀行	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
2. 持分法の適用に関する事項	(1) 持分法適用の非連結子会社 8社 主要な会社名 株式会社さくら総合研究所	(1) 持分法適用の非連結子会社 0社	(1) 持分法適用の非連結子会社 5社 主要な会社名 SBCS Co.,Ltd. SBCS Co.,Ltd.他4社は、株式会社さくら銀行との合併により、当連結会計年度より持分法適用の子会社としております。
	(2) 持分法適用の関連会社 4社 主要な会社名 Bangkok Sakura Leasing Co., Limited なお、SMSB Co., Ltd及びジャパン・ペンション・ナビゲーター株式会社は設立により当連結会計年度から持分法を適用しております。 なお、Far East Bank and Trust Companyは合併に伴い持分比率が低下したため、さくら投信投資顧問株式会社は連結子会社となったため、その他の20社は売却、清算等により子会社、関連会社でなくなったため除外しております。	(2) 持分法適用の関連会社 29社 主要な持分法適用の関連会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 ジャパン・ペンション・ナビゲーター株式会社他1社は株式取得等により、当連結会計年度から持分法適用の関連会社といたしました。 持分法適用の関連会社であった株式会社日本総合研究所他8社は、連結子会社となったため、他の2社は売却、清算により関連会社でなくなったため持分法適用関連会社から除外しております。	(2) 持分法適用の関連会社 33社 主要な持分法適用の関連会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 ソニー銀行株式会社他1社は株式の取得等により、BSL Leasing Company, Ltd.(旧会社名Bangkok SMBC Leasing Co.,Ltd.)他4社は株式会社さくら銀行との合併等により、当連結会計年度より持分法適用の関連会社といたしました。 持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.)他2社は、清算により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。
	(3) 持分法非適用の非連結子会社 主要な会社名 Sakura Information Systems(USA), Inc.	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他51社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。
	(4) 持分法非適用の関連会社 該当なし	(4) 持分法非適用の関連会社 主要な会社名 Sumigin Metro Investment Corporation	(4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd.
	持分法非適用の非連結子会社は、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)からみて、持分法の対象から除いても連結財務諸表に重要な影響を与えないため、持分法の対象から除いております。	持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
3. 連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 10月末日 1社 12月末日 23社 1月末日 1社 3月末日 40社 (2) 10月末日を決算日とする子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、またその他の子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	連結子会社の決算日は次のとおりであります。 9月末日 5社 10月末日 1社 12月末日 35社 1月末日 1社 3月末日 42社 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社は、1月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社は、それぞれの決算日の財務諸表により、連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 9月末日 5社 10月末日 1社 12月末日 54社 1月末日 1社 3月末日 83社 当連結会計年度より、海外連結子会社1社において、決算日を従来の1月末日から3月末日へ変更しているため、連結財務諸表上、同社の損益は平成13年2月1日から平成14年3月31日までの14カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。 (2) 9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4. 会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
	(2) 有価証券の評価基準及び評価方法 (ｲ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。 (ﾛ) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(ｲ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 (ｲ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。 在外連結子会社の保有する有価証券については、主として個別法による原価法又は償却原価法を適用しております。 (ﾛ) 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)(ｲ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

	前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)		当連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
	(4) 減価償却の方法 ① 動産不動産 当行の動産不動産は、定率法(ただし、建物等については定額法)を採用しております。 なお、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当連結会計年度より定額法に変更しております。 これにより、定率法により減価償却を実施した場合に比べ、経常利益および税金等調整前当期純利益はそれぞれ1,482百万円増加しております。 なお、セグメント情報に与える影響は(セグメント情報)に記載しております。 また、主な耐用年数は次のとおりであります。 建物：10年～50年 動産：5年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び連結子会社で定める利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 (イ) 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　3年～20年 国内連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定率法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。また、在外連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により償却しております。 (ロ) ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　3年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日) 株式会社さくら銀行	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日) 株式会社住友銀行	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
	(5) 貸倒引当金の計上基準 当行の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第４号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。 また、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 連結子会社の貸倒引当金は、過去の貸倒実績率等を勘案して必要と認めた額を引き当てております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,121,687百万円であります。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部と所管審査部が資産査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は887,791百万円であります。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の２の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,824,274百万円であります。

	前連結会計年度 （自 平成12年４月１日 至 平成13年３月31日）		当連結会計年度 （自 平成13年４月１日 至 平成14年３月31日）
	株式会社さくら銀行	株式会社住友銀行	
	―――――	―――――	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(6) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の費用処理方法は以下のとおりであります。 過去勤務債務： 発生時の従業員の平均残存勤務期間内の一定の年数(主として11年)による定額法により費用処理 数理計算上の差異： 発生時の従業員の平均残存勤務期間内の一定の年数(主として11年)による定額法により、翌連結会計年度から損益処理 なお、会計基準変更時差異(193,823百万円)については、主として５年による按分額を費用処理しております。	(6) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の損益処理方法は以下のとおりであります。 数理計算上の差異： 発生年度の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により、翌連結会計年度から損益処理 なお、会計基準変更時差異(105,290百万円)については、５年による按分額を費用処理しております。	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。
	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる金額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(7) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。
	(8) 特別法上の引当金の計上基準 特別法上の引当金は、当行及び国内連結子会社が計上した金融先物取引責任準備金９百万円及び証券取引責任準備金633百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 (ロ) 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金８百万円であり、次のように計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ―――――	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金318百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

<table>
<tr><th rowspan="2"></th><th colspan="2">前連結会計年度
(自 平成12年4月1日
至 平成13年3月31日)</th><th rowspan="2">当連結会計年度
(自 平成13年4月1日
至 平成14年3月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td></td><td>(9) 外貨建資産・負債の換算基準
当行の外貨建資産・負債については、連結決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し外貨にて調達したものを除く)、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、連結決算日の為替相場による円換算額を付しております。
連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。</td><td>(9) 外貨建資産・負債の換算基準
当行の外貨建資産及び負債については、連結決算日の為替相場による円換算額を付しております。ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては、取得時または発生時の為替相場によっております。海外支店勘定については、連結決算日の為替相場による円換算額を付しております。
連結子会社の外貨建資産及び負債については、それぞれの決算日等の為替相場により換算しております。</td><td>(10)外貨建資産・負債の換算基準
当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。</td></tr>
<tr><td></td><td>(10)リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。</td><td>(10)リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。</td><td>(11)リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。</td></tr>
<tr><td></td><td>――――</td><td>(11)リース取引等に関する収益及び費用の計上基準
(イ) リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
(ロ) 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。</td><td>(12)リース取引等に関する収益及び費用の計上基準
① リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
② 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。</td></tr>
</table>

	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)		当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
	株式会社さくら銀行	株式会社住友銀行	
	(11)重要なヘッジ会計の方法 当行のヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。 連結子会社のヘッジ会計の方法は、繰延ヘッジ、あるいは金利スワップの特例処理であります。	(12)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 国内リース連結子会社は、デリバティブ取引を用いて、長期固定料率に基づくリース料収入と多数の契約から成り短期変動金利を中心とする資金調達との金利構造のミスマッチに起因して、金融負債から生じるキャッシュ・フロー変動リスクを総体として管理する「負債の包括ヘッジ」を行っております。これは、「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められたヘッジ手法であり、会計処理の方法としては繰延ヘッジ会計によっております。なお、この「負債の包括ヘッジ」に利用するデリバティブ取引は、金利スワップ取引等であり、契約額は564,560百万円、時価は△12,688百万円、評価差額は△12,688百万円であります。 また、その他の国内連結子会社においては、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	(13)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社住友銀行	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	(12)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
5. 連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。
6. 連結調整勘定の償却に関する事項	連結調整勘定の償却については、発生年度に全額償却を行っております。	株式会社住友クレジットサービスに係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。	三井住友カード株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。
7. 利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。
8. 連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、連結貸借対照表上の「現金預け金」のうち現金および日本銀行への預け金であります。	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

表示方法の変更

前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行	前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社住友銀行	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
―――――	(連結貸借対照表) 前連結会計年度において「その他負債」に含めて表示しておりました「債券貸付取引担保金」を、当連結会計年度より区分掲記しております。 なお、前連結会計年度の「その他負債」に含まれている「債券貸付取引担保金」は3,288,365百万円であります。	(連結キャッシュ・フロー計算書) 前連結会計年度において区分掲記しておりました「動産不動産減価償却費」(当連結会計年度59,459百万円)及び「その他」に含まれておりました「その他資産減価償却費」(当連結会計年度36,914百万円)を、当連結会計年度においては「動産不動産等減価償却費」に含めて開示しております。

(追　加　情　報)

前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日) 株式会社さくら銀行	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日) 株式会社住友銀行	当連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
(退職給付会計) 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年６月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は9,558百万円増加し、税金等調整前当期純利益は29,590百万円減少しております。 また、従来の「退職給与引当金」は、当連結会計年度の期首において「退職給付引当金」に振り替えております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 (金融商品会計) 1.　当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ36,146百万円増加しております。 2.　ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税金等調整前当期純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ155,585百万円減少しております。	1.　退職給付会計 当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会平成10年６月16日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益は10,360百万円、税金等調整前当期純利益は11,266百万円増加しております。 また、従来の「退職給与引当金」は、当連結会計年度の期首において「退職給付引当金」に振り替えております。なお、当連結会計年度末において前払年金費用となっている金額については、「その他資産」に含めて表示しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 2.　金融商品会計 当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ20,738百万円増加しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税金等調整前当期純利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用はそれぞれ493,177百万円減少しております。	1.　金融商品会計 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年１月22日))の適用に伴い、当連結会計年度から次のとおり処理しております。 (1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ3,098,200百万円減少しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」、「金銭の信託」及び「買入金銭債権」が合計で499,280百万円減少し、「その他有価証券評価差額金」が△304,837百万円計上されております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
また、銀行業におけるヘッジ会計に係るデリバティブ取引の収益及び費用の表示に関し、日本公認会計士協会とも協議の結果、下期において総額表示に比べて純額表示がより適正な表示であるとの結論に達したために、中間連結会計期間においては従来の総額表示によっております。中間連結会計期間において、ヘッジ会計を適用するデリバティブ取引について収益及び費用を純額で表示した場合には、中間連結会計期間の経常利益及び税金等調整前中間純利益の影響はありませんが、経常収益及び経常費用はそれぞれ78,810百万円減少いたします。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 3. 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当連結会計年度よりその種類毎に「有価証券」中の国債、地方債等に計上しております。当連結会計年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は2,025百万円であります。 (外貨建取引等会計処理基準) 当行は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。 国内連結子会社は、当連結会計年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりますが、従来の方法によった場合と比較して、経常利益、税金等調整前当期純利益への影響はありません。	(2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により連結貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「有価証券」は1,610,677百万円増加しております。 (3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「有価証券」中の貸付有価証券に計上しておりましたが、当連結会計年度より「有価証券」中の国債に計上しております。当連結会計年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は9百万円であります。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 3. 外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。 その他の国内連結子会社は、当連結会計年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。この結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益はそれぞれ48百万円減少しております。	2. 外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当連結会計年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による連結財務諸表への影響は軽微であります。

前連結会計年度
（自　平成12年４月１日　至　平成13年３月31日）

株式会社さくら銀行

また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正により、「資本の部」並びに「少数株主持分」に含めて計上しております。

(その他有価証券の時価評価)

当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。なお、平成12年大蔵省令第９号附則第３項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。また、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び「金銭の信託」が含まれております。

	百万円
連結貸借対照表計上額	9,886,304
時価	9,533,928
差額	△352,375
繰延税金資産相当額	138,131
少数株主持分相当額	2,173
持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	△42
その他有価証券評価差額金相当額	△212,113

株式会社住友銀行

また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正により、「資本の部」並びに「少数株主持分」に含めて計上しております。この結果、従来の方法によった場合と比較して、資産の部は32,778百万円減少し、資本の部及び少数株主持分はそれぞれ32,171百万円、607百万円減少しております。

なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

4.　その他有価証券の時価評価

当連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第９号附則第３項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。なお、以下の金額には「有価証券」のほか、「現金預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等、並びに「金銭の信託」が含まれております。

	百万円
連結貸借対照表計上額	15,641,218
時価	15,688,847
差額	47,629
繰延税金負債相当額	△18,371
少数株主持分相当額	△1,713
持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	13
その他有価証券評価差額金相当額	27,557

当連結会計年度
（自　平成13年４月１日　至　平成14年３月31日）

3.　賞与引当金の表示方法

従業員賞与の未払計上額については、連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当連結会計年度から「賞与引当金」として表示しております。この変更により、「その他負債」が21,606百万円減少し、「賞与引当金」が同額増加しております。

また、この変更に伴い、従来連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当連結会計年度から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が21,606百万円減少し、「賞与引当金の増加額」が同額増加しております。

4.　外形標準課税に係る事業税

東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年４月１日東京都条例第145号）(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年３月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、３月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
(外形標準課税に係る事業税の表示方法) 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」として計上しております。なお、当行の東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「その他の経常費用」に8,733百万円計上しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	5. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「その他の経常費用」として8,100百万円計上しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前連結会計年度が8,100百万円(株式会社さくら銀行が平成13年3月期に計上した金額との合計で16,833百万円)、当連結会計年度が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前連結会計年度は経常利益が同額減少し、当連結会計年度は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,420百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は92,726百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

前連結会計年度 (自 平成12年４月１日 至 平成13年３月31日)		当連結会計年度 (自 平成13年４月１日 至 平成14年３月31日)
株式会社さくら銀行	株式会社住友銀行	
		このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,396百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,597百万円減少しております。 なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下、「改正府条例」）が施行されたことにより、府条例による課税標準等の特例が平成14年４月１日以後開始する連結会計年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注　記　事　項

(連結貸借対照表関係)

前連結会計年度 (平成13年３月31日現在)		当連結会計年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※1.　有価証券には、非連結子会社・関連会社株式3,784百万円及び関連会社出資金０百万円が含まれております。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計292,171百万円含まれております。	※1.　有価証券には、非連結子会社及び関連会社の株式196,567百万円及び出資金1,194百万円を含んでおります。 ※2.　消費貸借契約により貸し付けている有価証券が、「有価証券」、「その他資産」中の保管有価証券等及び「特定取引資産」中の商品有価証券に合計1,956,646百万円含まれております。	※1.　有価証券には、非連結子会社及び関連会社の株式186,268百万円及び出資金1,669百万円を含んでおります。 ※2.　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に827百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は3,534,532百万円、当連結会計年度末に当該処分をせずに所有しているものは533,241百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。
※3.　貸出金のうち、破綻先債権額は197,398百万円、延滞債権額は1,041,951百万円であります。 　なお、破綻先債権とは、自己査定の結果や元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は75,729百万円、延滞債権額は1,535,566百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は227,484百万円、延滞債権額は3,599,750百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※4.　貸出金のうち、３カ月以上延滞債権額は75,870百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4.　貸出金のうち、３カ月以上延滞債権額は49,909百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4.　貸出金のうち、３カ月以上延滞債権額は102,762百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前連結会計年度 （平成13年３月31日現在）		当連結会計年度 （平成14年３月31日現在）
株式会社さくら銀行	株式会社住友銀行	
※5.　貸出金のうち、貸出条件緩和債権額は151,413百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5.　貸出金のうち、貸出条件緩和債権額は128,581百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5.　貸出金のうち、貸出条件緩和債権額は2,554,371百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,466,633百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,789,785百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,484,367百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。
※7.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、889,340百万円であります。	※7.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、658,073百万円であります。	※7.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,300,264百万円であります。
※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　1百万円 特定取引資産　3,037百万円 有価証券　1,932,374百万円 貸出金　701,282百万円 その他資産　58,620百万円 動産不動産　559百万円 担保資産に対応する債務 預金　62,243百万円 コールマネー及び売渡手形　2,116,699百万円 借用金　68,774百万円 その他負債　17,928百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券3,096,063百万円、貸出金397,546百万円、現金預け金３百万円、その他資産(手形交換所保証金等)10百万円を差し入れております。 なお、動産不動産のうち保証金権利金は70,421百万円、その他資産のうち先物取引差入証拠金は3,006百万円であります。	※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　60,462百万円 特定取引資産　1,143,569百万円 有価証券　7,103,992百万円 貸出金　1,671,141百万円 その他資産(延払資産)　2,255百万円 担保資産に対応する債務 預金　699百万円 コールマネー及び売渡手形　3,944,800百万円 売現先勘定　5,262,187百万円 特定取引負債　22,740百万円 借用金　107,769百万円 支払承諾　42,373百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金62,978百万円、特定取引資産3,072百万円、有価証券3,549,337百万円、貸出金120,089百万円及びその他資産(保管有価証券等)263,550百万円を差し入れております。 なお、動産不動産のうち保証金権利金は70,478百万円、その他資産のうち先物取引差入証拠金は17,539百万円、債券借入取引担保金は823,711百万円であります。	※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　63,325百万円 特定取引資産　621,047百万円 有価証券　9,062,227百万円 貸出金　3,239,033百万円 その他資産(延払資産等)　1,311百万円 動産不動産　547百万円 担保資産に対応する債務 預金　9,621百万円 コールマネー及び売渡手形　8,394,800百万円 売現先勘定　1,118,531百万円 特定取引負債　39,986百万円 借用金　117,463百万円 債券貸付取引担保金　2,517,123百万円 その他負債　10,888百万円 支払承諾　45,571百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,722百万円、特定取引資産296百万円、有価証券2,880,100百万円及び貸出金58,095百万円を差し入れております。 なお、動産不動産のうち保証金権利金は125,258百万円、その他資産のうち先物取引差入証拠金は20,984百万円であります。

前連結会計年度 (平成13年３月31日現在)		当連結会計年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、6,912,401百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、6,322,207百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は191,628百万円、繰延ヘッジ利益の総額は208,232百万円であります。 ※11. その他負債には、当行の合併交付金17,853百万円が含まれております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、17,349,040百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが15,538,193百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は668,099百万円、繰延ヘッジ利益の総額は680,130百万円であります。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,038,063百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが24,508,364百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,071,749百万円、繰延ヘッジ利益の総額は1,156,384百万円であります。

前連結会計年度 (平成13年３月31日現在)		当連結会計年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※12．土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、当行の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出 同法第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 35,942百万円	※12．土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、当行及び国内銀行連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行　　平成10年３月31日 国内銀行連結子会社 平成11年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第４号に定める路線価及び路線価のない土地は第２条第３号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。 国内銀行連結子会社 土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より72,126百万円下回っております。	※12．土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行　　平成10年３月31日 一部の連結子会社 平成11年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より91,507百万円下回っております。 また、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、当行はエスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しており、一部の連結子会社は事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

前連結会計年度 (平成13年３月31日現在) 株式会社さくら銀行	前連結会計年度 (平成13年３月31日現在) 株式会社住友銀行	当連結会計年度 (平成14年３月31日現在)
		再評価を行った年月日 平成14年３月31日 当該事業用土地の再評価前の帳簿価額 当行　248,659百万円 一部の連結子会社 4,280百万円 当該事業用土地の再評価後の帳簿価額 当行　169,520百万円 一部の連結子会社 2,541百万円 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第４号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価により算出。
※13. 動産不動産の減価償却累計額 435,732百万円	※13. 動産不動産の減価償却累計額は342,946百万円、リース資産の減価償却累計額は1,304,562百万円であります。	※13. 動産不動産の減価償却累計額は661,047百万円、リース資産の減価償却累計額は1,403,481百万円であります。
※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金503,364百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金642,315百万円が含まれております。	※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,001,047百万円が含まれております。
※15. 社債には、劣後特約付社債758,426百万円が含まれております。	※15. 社債には、劣後特約付社債1,082,130百万円が含まれております。	※15. 社債には、劣後特約付社債1,780,041百万円が含まれております。
		※16. 当行は、商法第289条第２項及び銀行法第18条第２項の規定に基づき、当連結会計年度中に法定準備金を取り崩しております。これに伴い、資本準備金は357,614百万円減少し、連結剰余金が同額増加しております。

（連結損益計算書関係）

前連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）		当連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
株式会社さくら銀行	株式会社住友銀行	
※1.　その他経常収益には、株式等売却益175,756百万円、株式関連派生商品に係る収益43,661百万円、退職給付信託設定益29,602百万円を含んでおります。	※1.　その他経常収益には、株式等売却益475,976百万円、持分法による投資利益36,479百万円、退職給付信託に係る信託設定益24,006百万円を含んでおります。	※1.　その他経常収益には、株式等売却益191,487百万円を含んでおります。
※2.　営業経費には、研究開発費212百万円を含んでおります。		※2.　営業経費には、研究開発費1,166百万円を含んでおります。
※3.　その他の経常費用には、貸出金償却257,762百万円、株式等償却57,621百万円、株式等売却損44,653百万円を含んでおります。	※3.　その他の経常費用には、貸出金償却556,661百万円を含んでおります。	※3.　その他の経常費用には、貸出金償却391,923百万円、株式等償却148,537百万円を含んでおります。
※4.　その他の特別利益は、子会社における債務免除益であります。		※4.　その他の特別利益は、子会社清算益18,381百万円、営業譲渡益5,000百万円であります。
※5.　その他の特別損失は、子会社における貸出債権等処分損40,354百万円、退職給付会計導入に伴う会計基準変更時差異の費用処理額39,135百万円であります。	※5.　その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額21,058百万円を含んでおります。	※5.　その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,493百万円、ソフトウェア等の除却損2,166百万円であります。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)		当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
(1) 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成13年3月31日現在 現金預け金勘定 2,896,268 日本銀行以外への預け金 △1,748,899 現金及び現金同等物 1,147,369 (2) 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社みなと銀行を連結したことに伴う連結開始時の資産及び負債の主な内訳並びに株式会社みなと銀行株式の取得価額と株式会社みなと銀行取得のための支出(純額)との関係は次のとおりであります。 資産 2,342,587 (うち貸出金 1,806,408) 負債 △2,264,968 少数株主持分 △46,981 連結調整勘定 3,359 株式会社みなと銀行株式の取得価額 33,997 株式会社みなと銀行現金及び現金同等物 32,972 差引: 株式会社みなと銀行取得のための支出 1,024	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成13年3月31日現在 現金預け金勘定 4,623,597 有利息預け金 △3,755,464 現金及び現金同等物 868,132	1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位 百万円) 平成14年3月31日現在 現金預け金勘定 5,632,296 有利息預け金 △3,503,554 現金及び現金同等物 2,128,742 2. 重要な非資金取引の内容 (1) 株式会社さくら銀行との合併 当行と株式会社さくら銀行との合併により引継いだ資産及び負債の内訳は、次のとおりであります。 (金額単位 百万円) 資産 48,245,020 (うち有価証券 9,743,394) (うち貸出金 30,575,498) 負債 46,390,838 (うち預金 28,872,248) (うち譲渡性預金 4,661,831) (2) 転換社債の転換 (金額単位 百万円) 転換社債の転換による資本金増加額 50,045 転換社債の転換による資本準備金増加額 49,954 転換による転換社債減少額 100,000 (3) 法定準備金の取り崩し (金額単位 百万円) 法定準備金の取り崩しによる資本準備金減少額 357,614 法定準備金の取り崩しによる連結剰余金増加額 357,614

（リース取引関係）

<table>
<tr><th colspan="2">前連結会計年度
（自　平成12年４月１日
至　平成13年３月31日）</th><th rowspan="2">当連結会計年度
（自　平成13年４月１日
至　平成14年３月31日）</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

　　　　　　動産
取得価額相当額　10,527百万円
減価償却累計額相当額　4,216百万円
年度末残高相当額　6,311百万円
(注)　取得価額相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占める割合が低いため、支払利子込み法によっております。
・未経過リース料年度末残高相当額
1年内　2,553百万円
1年超　3,757百万円
合計　6,311百万円
(注)　未経過リース料年度末残高相当額は、未経過リース料年度末残高が有形固定資産の年度末残高等に占めるその割合が低いため、支払利子込み法によっております。
・当年度の支払リース料
　　　　2,183百万円
・減価償却費相当額
　　　　2,183百万円
・減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。</td>
<td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（動産／その他／合計　百万円）
取得価額相当額　10,315／4／10,320
減価償却累計額相当額　3,613／3／3,617
年度末残高相当額　6,701／0／6,702

・未経過リース料年度末残高相当額
1年内　1,886百万円
1年超　5,003百万円
合計　6,890百万円

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,332百万円
減価償却費相当額　1,242百万円
支払利息相当額　101百万円
・減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。</td>
<td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（動産／その他／合計　百万円）
取得価額相当額　17,475／237／17,713
減価償却累計額相当額　8,663／157／8,820
年度末残高相当額　8,812／80／8,893

・未経過リース料年度末残高相当額
1年内　3,055百万円
1年超　6,130百万円
合計　9,185百万円

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　4,210百万円
減価償却費相当額　3,848百万円
支払利息相当額　325百万円
・減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。</td></tr>
</table>

前連結会計年度
(自 平成12年4月1日
至 平成13年3月31日)

株式会社さくら銀行

(2) 貸手側

・リース物件の取得価額、減価償却累計額及び年度末残高

	動産
取得価額	187,912百万円
減価償却累計額	93,908百万円
年度末残高	94,004百万円

・未経過リース料年度末残高相当額

1年内	1年超	合計
百万円	百万円	百万円
34,949	78,938	113,887

(注) 未経過リース料年度末残高相当額は、未経過リース料年度末残高及び見積残存価額の残高の合計額が営業債権の年度末残高等に占めるその割合が低いため、受取利子込み法によっております。

・当年度の受取リース料

32,980百万円

・減価償却費

25,416百万円

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

1年内	1年超	合計
百万円	百万円	百万円
1,124	6,533	7,657

(2) 貸手側

該当ありません。

株式会社住友銀行

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

	動産	その他	合計
	百万円	百万円	百万円
取得価額	1,873,952	231,447	2,105,399
減価償却累計額	1,179,276	120,946	1,300,222
年度末残高	694,675	110,500	805,176

・未経過リース料年度末残高相当額

1年内	1年超	合計
百万円	百万円	百万円
255,827	580,905	836,733

・受取リース料、減価償却費及び受取利息相当額

受取リース料	327,731百万円
減価償却費	265,216百万円
受取利息相当額	63,694百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

1年内	1年超	合計
百万円	百万円	百万円
8,031	44,184	52,216

(2) 貸手側

・未経過リース料

1年内	1年超	合計
百万円	百万円	百万円
334	990	1,325

なお、上記1.、2.に記載した貸手側の未経過リース料のうち107,965百万円を借用金等の担保に提供しております。

当連結会計年度
(自 平成13年4月1日
至 平成14年3月31日)

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

	動産	その他	合計
	百万円	百万円	百万円
取得価額	2,019,480	279,759	2,299,239
減価償却累計額	1,241,098	145,377	1,386,476
年度末残高	778,382	134,381	912,763

・未経過リース料年度末残高相当額

1年内	1年超	合計
百万円	百万円	百万円
286,293	654,334	940,628

・受取リース料、減価償却費及び受取利息相当額

受取リース料	368,795百万円
減価償却費	305,584百万円
受取利息相当額	60,569百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

1年内	1年超	合計
百万円	百万円	百万円
20,698	126,186	146,885

(2) 貸手側

・未経過リース料

1年内	1年超	合計
百万円	百万円	百万円
366	900	1,266

なお、上記1.、2.に記載した貸手側の未経過リース料のうち117,699百万円を借用金等の担保に提供しております。

（有価証券関係）

※1.　連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2.　子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

Ⅰ　当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

1.　売買目的有価証券

（金額単位　百万円）

	当連結会計年度　（平成14年３月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

2.　満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	当連結会計年度　（平成14年３月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	―	240
社債	―	―	―	―	―
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

（注）1.　時価は、当連結会計年度末日における市場価格等に基づいております。
　　　2.　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3.　その他有価証券で時価のあるもの

（金額単位　百万円）

	当連結会計年度　（平成14年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

（注）1.　連結貸借対照表計上額は、株式については主として当連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3.　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」

と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5. 当該連結会計年度中に売却したその他有価証券

(金額単位　百万円)

	当連結会計年度 (自　平成13年4月1日　至　平成14年3月31日)		
	売　却　額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

6. 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位　百万円)

	当連結会計年度 (平成14年3月31日現在)
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式(店頭売買株式を除く)	179,961
その他	109,478

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位　百万円)

	当連結会計年度　(平成14年3月31日現在)			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,315,514	7,488,398	1,966,674	273,699
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

Ⅱ　前連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

株式会社さくら銀行

1.　売買目的有価証券

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	469,204	244

2.　満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	14,295	14,298	2	2	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	—	—	—	—	—
合計	14,295	14,298	2	2	0

(注)　時価は、前連結会計年度末日における市場価格等に基づいております。

3.　その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	3,782,106	3,420,904	△361,202	139,239	500,442
債券	5,182,955	5,207,684	24,728	27,743	3,014
国債	4,888,857	4,908,522	19,664	22,294	2,629
地方債	16,589	16,977	387	387	0
社債	277,507	282,184	4,676	5,061	385
その他	899,034	882,663	△16,371	3,560	19,931
合計	9,864,096	9,511,251	△352,844	170,544	523,388

(注)　時価は、当行保有の株式については前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額に、また、それ以外については前連結会計年度末日における市場価格等に、それぞれ基づいております。

4.　当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5.　当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度（自　平成12年4月1日　至　平成13年3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	9,773,852	192,631	42,095

6.　時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度（平成13年3月31日現在）
満期保有目的の債券	
非上場外国証券	7,094
その他有価証券	
非上場債券	315,565
非上場株式(店頭売買株式を除く)	117,140
非上場外国証券	63,341

7.　保有目的を変更した有価証券

該当ありません。

8.　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	前連結会計年度　（平成13年3月31日現在）			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,428,170	2,031,335	994,009	59,300
国債	2,372,038	1,612,608	859,706	58,800
地方債	2,749	46,824	15,843	—
社債	53,382	371,903	118,459	500
その他	406,355	277,212	151,917	147,428
合計	2,834,526	2,308,547	1,145,927	206,728

株式会社住友銀行

1. 売買目的有価証券

（金額単位　百万円）

	前連結会計年度　（平成13年３月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	998,998	713

2. 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	前連結会計年度　（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	114	114	0	0	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	18,451	18,367	△83	46	130
合計	18,565	18,482	△82	47	130

（注）　時価は、前連結会計年度末日における市場価格等に基づいております。

3. その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	前連結会計年度　（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
株式	2,738,365	2,581,842	△156,523	166,678	323,201
債券	11,453,252	11,536,374	83,122	85,908	2,785
国債	10,691,178	10,752,965	61,787	64,163	2,375
地方債	260,232	271,306	11,073	11,077	3
社債	501,842	512,103	10,261	10,667	406
その他	1,399,155	1,524,294	125,139	135,120	9,981
合計	15,590,773	15,642,511	51,738	387,707	335,969

（注）　時価は、株式については前連結会計年度末前１カ月の市場価格の平均に基づいて算定された額に、また、それ以外については前連結会計年度末日における市場価格等に、それぞれ基づいております。

4.　当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5.　当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度 （自　平成12年4月1日　至　平成13年3月31日）		
	売　却　額	売却益の合計額	売却損の合計額
そ　の　他　有　価　証　券	12,148,851	501,662	41,367

6.　時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 （平成13年3月31日現在）
満期保有目的の債券	
非上場外国証券	31,163
その他	5,091
その他有価証券	
非上場外国証券	668,428
非上場債券	226,332
非上場株式(店頭売買株式を除く)	112,592
その他	224,483

7.　保有目的を変更した有価証券

該当ありません。

8.　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	前連結会計年度　（平成13年3月31日現在）			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	4,829,489	4,668,333	2,178,313	3,563
国債	4,676,663	4,248,153	1,766,475	—
地方債	22,556	54,534	244,466	563
社債	130,269	365,646	167,370	3,000
その他	445,721	1,079,457	148,466	352,019
合計	5,275,210	5,747,790	2,326,779	355,582

（金銭の信託関係）

Ⅰ　当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

1.　運用目的の金銭の信託

（金額単位　百万円）

	当連結会計年度　（平成14年３月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	―

2.　満期保有目的の金銭の信託

該当ありません。

3.　その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位　百万円）

	当連結会計年度　（平成14年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

（注）1.　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

株式会社さくら銀行

1. 運用目的の金銭の信託

該当ありません。

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託(運用目的および満期保有目的以外)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて、時価評価を行っておりません。

なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額	うち益	うち損
その他の金銭の信託	22,208	22,677	468	494	25

(注)　時価は、前連結会計年度末日における市場価格等に基づいております。

株式会社住友銀行

1. 運用目的の金銭の信託

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	2,467	―

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。

なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(金額単位　百万円)

	前連結会計年度　(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額	うち益	うち損
その他の金銭の信託	50,444	46,335	△4,108	317	4,426

(注)　時価は、前連結会計年度末日における市場価格等に基づいております。

（その他有価証券評価差額金）

Ⅰ　当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

		当連結会計年度 （平成14年３月31日現在）
評　価　差　額		△499,280
	その他有価証券	△495,455
	その他の金銭の信託	△3,825
（＋）繰延税金資産		191,016
その他有価証券評価差額金（持分相当額調整前）		△308,264
（△）少数株主持分相当額		△4,225
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		△797
その他有価証券評価差額金		△304,837

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅱ　前連結会計年度（自　平成12年４月１日　至　平成13年３月31日）

株式会社さくら銀行

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

（金額単位　百万円）

		前連結会計年度 （平成13年３月31日現在）
差額（時価－連結貸借対照表計上額）		△352,375
	その他有価証券	△352,844
	その他の金銭の信託	468
（＋）繰延税金資産相当額		138,131
その他有価証券評価差額金相当額（持分相当額調整前）		△214,244
（△）少数株主持分相当額		△2,173
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額		△42
その他有価証券評価差額金相当額		△212,113

株式会社住友銀行

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

（金額単位　百万円）

		前連結会計年度 （平成13年３月31日現在）
差額（時価－連結貸借対照表計上額）		47,629
	その他有価証券	51,738
	その他の金銭の信託	△4,108
（△）繰延税金負債相当額		18,371
その他有価証券評価差額金相当額（持分相当額調整前）		29,257
（△）少数株主持分相当額		1,713
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額		13
その他有価証券評価差額金相当額		27,557

(デリバティブ取引関係)

Ⅰ　当連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

1.　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店に設置された特定取引部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等デリバティブ取引を専門的に行う海外連結子会社においては、当行本体の特定取引部署に準じた目的・方針にて取引を行っております。その他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査・検査担当部署が、業務の運営及びリスク管理の状況について監査・検査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行本体全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

(金額単位　億円)

	最大	最小	平均	期末日
トレーディング	24	7	14	9
バンキング	568	304	438	463

(注)　トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

(金額単位　億円)

区分	当連結会計年度 (平成14年3月31日現在)
金利スワップ	31,551
通貨スワップ	9,004
先物外国為替	12,922
金利オプション(買)	551
通貨オプション(買)	1,181
その他の金融派生商品	318
一括清算ネッティング契約による信用リスク削減効果	△28,065
合計	27,463

(注) 1.　上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2.　一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年３月31日現在）契約額等	うち１年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△3,190	△3,190
	金利オプション				
	売建	574,331	―	△22	△22
	買建	701,914	―	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△248	△248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△2,548,948	△2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△5,459	△5,459
	スワップション				
	売建	1,118,152	523,065	△21,895	△21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△7,950	△7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△9,240	△9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△9,170	△9,170
	買建	188,333	62,889	2,390	2,390
	合計			34,335	34,335

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は490百万円(利益)であります。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△46,698	△46,698
	為替予約	1,319,768	336,625	△2,439	△2,439
	通貨オプション				
	売建	11,641	2,362	△877	△877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△3,163	△3,163
	買建	457,727	457,727	6,145	6,145
	合計			△46,102	△46,102

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3.の取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円(利益)であります。

2.　時価の算定

割引現在価値等により算定しております。

3.　先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年３月31日現在）
		契約額等
取引所	通貨先物	
	売建	―
	買建	―
	通貨オプション	
	売建	―
	買建	―
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

(3) 株式関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	55	—	0	0
	買建	211	—	0	0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	11,664	—	25	25
	その他				
	売建	98,375	21,566	△4,531	△4,531
	買建	69,016	—	796	796
	合計			△3,709	△3,709

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	当連結会計年度 (平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	13,300	―	△78	△78
	買建	13,300	―	90	90
	債券先物オプション				
	売建	―	―	―	―
	買建	5,000	―	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△11	△11
	買建	28,155	4,953	0	0
	合計			11	11

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	当連結会計年度 (平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△361	△361
	商品オプション				
	売建	5,026	4,469	△1,070	△1,070
	買建	5,026	4,469	1,107	1,107
	合計			180	180

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3.　商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	51,166	43,807	△774	△774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△2,584	△2,584
	買建	223,044	80,496	14,895	14,895
	合計			12,965	12,965

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3.　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

Ⅱ　前連結会計年度(自　平成12年４月１日　至　平成13年３月31日)

株式会社さくら銀行

1.　取引の状況に関する事項

当グループでは、お客様のリスクヘッジニーズへの対応、当行保有資産および負債から発生しうるリスクの適切な管理、相場の短期的な変動等を利用した収益機会の拡大、中長期的な資金収益の安定的確保のため、デリバティブ取引を積極的に活用しています。

このうち、預貸金等の銀行業務に付随して発生する金利リスクの調整としてALM委員会及び経営会議に諮問報告した方針に基づき実施している金利スワップ、金利先物等のデリバティブ取引については、「リスク調整アプローチ」によるヘッジ会計を適用しております。これは、貸出金や預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理する「マクロヘッジ」の手法として、日本公認会計士協会業種別監査委員会報告第15号「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」に定められた要件を満たす方法です。なお、当該マクロヘッジについては、四半期毎にヘッジ対象の金利リスクが減殺されているかどうかの有効性テストを実施しています。

また、リスク管理方法との整合性を考慮し、一部のデリバティブ取引を内包する預貸金取引等をヘッジ対象とするデリバティブ取引や一部の海外拠点におけるヘッジ目的のデリバティブ取引については「金利スワップの特例処理」等を適用しています。

当グループが取り扱っているデリバティブ取引は、金利関連取引として金利スワップ、金利先物、金利オプション、金利先渡契約など、通貨関連取引として通貨スワップ、為替予約、通貨オプション、債券関連取引として債券先物、債券先物オプション、債券店頭オプション、株式関連取引として株式指数先物、株式関連スワップ取引、有価証券店頭オプション、及びクレジットデリバティブ取引、ウエザーデリバティブ取引を行っております。

デリバティブ取引に係る主要なリスクとしては、価格や金利などの変化により保有するポジションの価値が変動し、損失を被るリスクである「市場リスク」と、取引の相手方が債務不履行を起こし、保有するポジションから期待する経済効果が得られないリスクである「信用リスク」があります。

特に、デリバティブ取引に伴うリスクには、リスクの内容が複雑な取引、僅かな資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

市場リスクについては、高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握してグローバルベースで総合的に管理しております。

当グループの内部モデル法ではVaR計測にモンテカルロ・シミュレーション法を使用しており、過去１年間の市場データに基づいて、99%の信頼確率にて算出しております。尚、ポジションの想定保有期間については平成13年４月の住友銀行との合併に備え、共通の尺度でVaRを把握すべく、平成12年10月より10日から１日に変更しております。

デリバティブ取引を含めた特定取引に対する内部モデル法で計測された当グループの一般市場リスクの平成12年度のVaRは、保有期間１日あたりで最大21億円、最小７億円、平均13億円、中央値13億円で推移しました。

信用リスクについては、取引の相手方に債務不履行が生じた場合に被る損失に相当する額である「与信相当額」を把握・管理しています。BIS自己資本比率規制に基づくカレント・エクスポージャー方式により算出した連結ベースでの与信相当額は、13年３月末現在、１兆536億円となっています。

当グループはリスク管理を経営の重要課題の一つとして位置付け、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指し、「リスク管理力」の一層の強化・充実に取り組んでいます。デリバティブ取引をはじめ市場リスクを伴う取引全体に対して、権限・リスク限度・執行手続きなどを定めた管理規程をリスク管理の基本方針として設け、半期毎に同規程を経営会議で見直しています。特定取引勘定においては取引の目的に応じた規程に基づきリスク管理を実施しています。

信用リスクについても、市場リスクと整合する考え方で計量化を行った上で、信用リスクと市場リスクを総合的に把握し、自己資本に対して許容できる範囲内にリスクを抑えるとともに、リスクに見合ったリターンの確保を基本に業務運営に取り組んでいます。

海外拠点を含めた全行ベースの市場リスクについては収益部門から独立した経営に直結したリスク管理専門部署が日次で管理し、週次で責任役員に、月次でALM委員会にそれぞれ報告しており、経営レベルでのリスク状況の把握に十分な体制をとっております。

2. 取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,123	―	△431	△431
	買建	262,802	―	2,151	2,151
	金利オプション				
	売建	2,029,981	―	825	655
	買建	622,669	―	519	258
店頭	金利先渡契約				
	売建	1,039,613	10,000	344	344
	買建	1,629,713	―	△1,589	△1,589
	金利スワップ				
	受取固定・支払変動	43,061,905	25,195,263	755,835	755,835
	受取変動・支払固定	40,592,544	24,860,084	△773,704	△773,704
	受取変動・支払変動等	2,160,512	769,755	△17,494	△17,494
	その他				
	売建	3,267,592	2,954,530	23,119	△6,253
	買建	2,444,194	2,191,101	27,933	19,066
	合計			△30,380	△21,161

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

3. 店頭取引中のその他はキャップ、フロア、スワップション取引であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前連結会計年度 (平成13年3月31日現在)			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	4,309,192	3,169,586	1,482	1,482
合計				1,482	1,482

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、下記注3. の取引は、上記記載から除いております。

2. 時価の算定
割引現在価値等により算定しております。

3. 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。
期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

種類	前連結会計年度 (平成13年3月31日現在)		
	契約額等	時価	評価損益
通貨スワップ	1,833,414	△69,269	△69,269

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は下記のとおりであります。

(金額単位　百万円)

区分	種類	前連結会計年度 (平成13年3月31日現在)
		契約額等
店頭	為替予約	
	売建	4,296,653
	買建	5,633,384
	通貨オプション	
	売建	694,904
	買建	689,497

(3) 債券関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	188	—	△6	△6
	買建	23,066	—	112	112
合計				106	106

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。

(4) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	その他				
	売建	147	—	△4	△4
	買建	147	—	6	6
合計				2	2

(注) 1. 上記取引については時価評価を行い評価損益を連結損益計算書に計上しております。
2. 時価の算定
取引対象物の価格、契約期間、その他当該取引に係る契約を構成する要素に基づき、割引現在価値やオプション価格計算モデル等により算定しております。

株式会社住友銀行

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポールなどの海外支店に設置された特定取引部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引にはヘッジ会計を適用しております。適用しているヘッジ会計の方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等デリバティブ取引を専門的に行う海外連結子会社においては、銀行本体の特定取引部署に準じた目的・方針にて取引を行っております。その他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引のリスクには、相場変動に伴う市場リスク、取引先の財政状態の悪化に伴い契約が履行されなくなる信用リスク、市場の流動性の低下に伴い適正な価格で希望する量の取引が困難となる市場流動性リスク等があります。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。適切な内部管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎に管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制機能が働くよう配慮しているほか、独立した監査・検査担当部署が、業務の運営状況について監査・検査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスクの所在並びに損益について厳正なチェック機能が働く業務運営体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行ではこれらの統合管理のためにVaR(バリューアットリスク)の手法を用いています。当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、経営体力を基に保守的に設定しています。なお、平成13年３月末の市場部門のVaR(信頼区間99.0%、保有期間１日)は、ALM担当部署に係るものが130.2億円、特定取引部署に係るものが5.6億円でした。また、保有株式に係る株価リスク等、市場部門以外の当行本体、主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。なお、自己資本比率規制に基づき算出された平成13年３月末におけるデリバティブ取引に係る連結ベースの信用リスク相当額は２兆7,539億円でした。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	前連結会計年度 (平成13年3月31日現在)			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	1,101,977	17,858	△437	△437
	買建	5,697,426	485,657	8,991	8,991
	金利オプション				
	売建	248,680	—	△10	△10
	買建	109,340	—	6	6
店頭	金利先渡契約				
	売建	6,884,618	—	△649	△649
	買建	1,777,431	—	841	841
	金利スワップ	135,767,183	83,730,613	△69,662	△69,662
	受取固定・支払変動	65,115,663	40,064,077	1,573,923	1,573,923
	受取変動・支払固定	64,847,289	39,778,519	△1,644,551	△1,644,551
	受取変動・支払変動	5,165,148	3,359,612	△1,674	△1,674
	スワップション				
	売建	400,466	248,801	△12,247	△12,247
	買建	326,828	240,727	6,547	6,547
	キャップ				
	売建	3,207,128	2,358,919	△4,459	△4,459
	買建	2,107,655	1,535,957	4,673	4,673
	フロアー				
	売建	151,911	140,436	△2,833	△2,833
	買建	283,412	230,219	5,098	5,098
	その他				
	売建	32,799	29,850	99	99
	買建	141,681	93,760	490	490
	合計			△63,553	△63,553

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,848百万円(利益)であります。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	10,574,656	4,808,279	△69,281	△69,281
	為替予約	787,136	187,702	△13,451	△13,451
	通貨オプション				
	売建	19,804	6,453	△1,583	△1,583
	買建	22,702	5,554	1,466	1,466
	その他				
	売建	—	—	—	—
	買建	—	—	—	—
	合計			△82,850	△82,850

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は650百万円(利益)であります。

2.　時価の算定
割引現在価値等により算定しております。

3.　先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	前連結会計年度末（平成13年3月31日現在）
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	48,193,991
	通貨オプション	
	売建	1,877,037
	買建	1,606,427
	その他	
	売建	—
	買建	—

(3) 株式関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在） 契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	3,039	—	137	137
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ	45,202	16,039	△805	△805
	その他				
	売建	79,457	61,219	10,685	10,685
	買建	34,947	—	△1,072	△1,072
	合計			8,944	8,944

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	前連結会計年度 (平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	2,000	2,000	8	8
	買建	—	—	—	—
	債券先物オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	21,981	19,850	0	0
	買建	25,457	18,562	0	0
	その他				
	売建	—	—	—	—
	買建	—	—	—	—
	合計			8	8

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	前連結会計年度 (平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益
店頭	商品オプション				
	売建	2,707	2,707	56	56
	買建	2,707	2,707	△4	△4
	合計			51	51

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	42,389	33,782	△366	△366
	買建	55,966	43,746	465	465
	その他				
	売建	32,669	14,500	△8,276	△8,276
	買建	62,942	58,978	7,334	7,334
	合計			△842	△842

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2.　時価の算定
　　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3.　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（退職給付関係）

Ⅰ　当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

1.　採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2.　退職給付債務に関する事項

（金額単位　百万円）

区　分		当連結会計年度（平成14年３月31日現在）
退職給付債務	(A)	△1,175,959
年金資産	(B)	777,088
未積立退職給付債務	(C)＝(A)＋(B)	△398,871
会計基準変更時差異の未処理額	(D)	70,280
未認識数理計算上の差異	(E)	241,353
未認識過去勤務債務	(F)	△60,707
連結貸借対照表計上額の純額	(G)＝(C)＋(D)＋(E)＋(F)	△147,944
前払年金費用	(H)	27
退職給付引当金	(G)－(H)	△147,972

（注）1.　厚生年金基金の代行部分を含めて記載しております。

2.　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3.　総合設立型の厚生年金基金制度に係る年金資産（掛金拠出割合按分額）は19,547百万円であり、上記年金資産には含めておりません。

3.　退職給付費用に関する事項

（金額単位　百万円）

区　分	当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）
勤務費用	26,338
利息費用	38,164
期待運用収益	△34,633
会計基準変更時差異の費用処理額	23,493
数理計算上の差異の費用処理額	5,660
過去勤務債務の費用処理額	△4,884
その他（臨時に支払った割増退職金等）	10,414
退職給付費用	64,553

（注）　簡便法を採用している連結子会社の退職給付費用は、一括して「勤務費用」に含めて計上しております。

4.　退職給付債務等の計算の基礎に関する事項

区　分	当連結会計年度（平成14年３月31日現在）
(1) 割引率	2.5％～3.5％
(2) 期待運用収益率	0％～5.3％
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5) 数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）
(6) 会計基準変更時差異の処理年数	主として５年

Ⅱ　前連結会計年度(自　平成12年４月１日　至　平成13年３月31日)

株式会社さくら銀行

1.　採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、当行は退職給付信託を設定しております。

前連結会計年度末現在、当行及び株式会社みなと銀行他が厚生年金基金を、さくらフレンド証券株式会社及び株式会社さくらケーシーエス他が適格退職年金を有しており、また、当行及び大部分の連結子会社が退職一時金制度を有しております。

2.　退職給付債務に関する事項

(金額単位　百万円)

区分		前連結会計年度 (平成13年３月31日現在)
退職給付債務	(A)	△645,033
年金資産	(B)	390,318
未積立退職給付債務	(C)＝(A)＋(B)	△254,714
会計基準変更時差異の未処理額	(D)	153,676
未認識数理計算上の差異	(E)	70,985
未認識過去勤務債務	(F)	△1,664
退職給付引当金	(G)＝(C)＋(D)＋(E)＋(F)	△31,716

(注) 1.　厚生年金基金の代行部分を含めて記載しております。

2.　平成12年３月31日付けで厚生年金保険法が改正されたことに伴い、前連結会計年度において一部連結子会社の厚生年金基金の代行部分に係る支給開始年齢の引き上げについての規約改正を行ったため、過去勤務債務(債務の減額)が発生しております。

3.　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3.　退職給付費用に関する事項

(金額単位　百万円)

区分	前連結会計年度 (自　平成12年４月１日 至　平成13年３月31日)
勤務費用	16,535
利息費用	21,114
期待運用収益	△20,536
会計基準変更時差異の費用処理額	39,164
その他(臨時に支払った割増退職金等)	2,681
退職給付費用	58,959

(注)　簡便法を採用している連結子会社の退職給付費用は、一括して「勤務費用」に含めて計上しております。

4.　退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成13年３月31日現在)
(1) 割引率	1.7％～3.5％
(2) 期待運用収益率	2.0％～5.6％
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として11年(発生時の従業員の平均残存勤務期間内の一定の年数による定額法による)
(5) 数理計算上の差異の処理年数	主として11年(発生時の従業員の平均残存勤務期間内の一定の年数による定額法により、翌連結会計年度から損益処理することとしている)
(6) 会計基準変更時差異の処理年数	主として５年

株式会社住友銀行

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

前連結会計年度末現在、当行及び株式会社関西銀行が厚生年金基金を、住銀リース株式会社及び株式会社住友クレジットサービスが適格退職年金を有しているほか、当行及び大部分の国内連結子会社が退職一時金制度を有しております。

2. 退職給付債務に関する事項

(金額単位　百万円)

区分		前連結会計年度 (平成13年3月31日現在)
退職給付債務	(A)	△495,409
年金資産	(B)	410,572
未積立退職給付債務	(C)=(A)+(B)	△84,836
会計基準変更時差異の未処理額	(D)	85,988
未認識数理計算上の差異	(E)	50,585
連結貸借対照表計上額の純額	(F)=(C)+(D)+(E)	51,737
前払年金費用	(G)	59,710
退職給付引当金	(F)-(G)	△7,972

(注) 1. 厚生年金基金の代行部分を含めて記載しております。
2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 退職給付費用に関する事項

(金額単位　百万円)

区分	前連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)
勤務費用	12,922
利息費用	16,485
期待運用収益	△15,646
会計基準変更時差異の費用処理額	21,058
その他(臨時に支払った割増退職金等)	1,533
退職給付費用	36,352

(注) 簡便法を採用している連結子会社の退職給付費用は、一括して「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成13年3月31日現在)
(1) 割引率	3.5%
(2) 期待運用収益率	1.5%～5.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 数理計算上の差異の処理年数	主として10年(発生時の従業員の平均残存勤務期間内の一定の年数による定額法により、翌連結会計年度から損益処理することとしている)
(5) 会計基準変更時差異の処理年数	5年

（税効果会計関係）

<table>
<tr><th colspan="2">前連結会計年度
（自 平成12年4月1日
至 平成13年3月31日）</th><th rowspan="2">当連結会計年度
（自 平成13年4月1日
至 平成14年3月31日）</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
繰延税金資産
貸倒引当金 397,704百万円
税務上の繰越欠損金 120,891百万円
債権売却損失引当金 27,783百万円
退職給付引当金 26,437百万円
有価証券償却 15,697百万円
その他 22,785百万円
繰延税金資産小計 611,300百万円
評価性引当額 △34,317百万円
繰延税金資産合計 576,982百万円
繰延税金負債
退職給付信託設定益 △11,604百万円
その他 △7,513百万円
繰延税金負債合計 △19,117百万円
繰延税金資産の純額 557,864百万円</td><td>1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
繰延税金資産
貸倒引当金 312,336百万円
貸出金償却 190,414百万円
税務上の繰越欠損金 102,585百万円
債権売却損失引当金 28,543百万円
有価証券償却 13,049百万円
退職給付引当金 9,950百万円
減価償却費 8,459百万円
その他 48,667百万円
繰延税金資産小計 714,008百万円
評価性引当額 △40,310百万円
繰延税金資産合計 673,697百万円
繰延税金負債
子会社の留保利益金 △44,246百万円
レバレッジドリース △34,803百万円
退職給付信託設定益 △9,153百万円
その他 △11,483百万円
繰延税金負債合計 △99,687百万円
繰延税金資産の純額 574,009百万円</td><td>1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
繰延税金資産
貸倒引当金 864,823百万円
貸出金償却 411,374百万円
有価証券償却 216,211百万円
その他有価証券評価差額金 192,753百万円
税務上の繰越欠損金 127,307百万円
退職給付引当金 109,651百万円
債権売却損失引当金 33,547百万円
減価償却費 11,084百万円
その他 94,746百万円
繰延税金資産小計 2,061,500百万円
評価性引当額 △110,435百万円
繰延税金資産合計 1,951,065百万円
繰延税金負債
レバレッジドリース △48,644百万円
退職給付信託設定益 △23,660百万円
子会社の留保利益金 △10,209百万円
その他 △25,293百万円
繰延税金負債合計 △107,807百万円
繰延税金資産の純額 1,843,257百万円</td></tr>
<tr><td>2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳
当行の法定実効税率 39.62%
（調整）
評価性引当額 20.12%
税率変更による期末繰延税金資産の減額修正 4.25%
受取配当金の益金不算入額 △4.39%
その他 △0.54%
税効果会計適用後の法人税等の負担率 59.06%</td><td>2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳
当行の法定実効税率 39.83%
（調整）
子会社の留保利益金に係る繰延税金負債 16.77%
税率変更による期末繰延税金資産の減額修正 9.07%
その他 2.26%
税効果会計適用後の法人税等の負担率 67.93%</td><td>2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳
当行の法定実効税率 38.62%
（調整）
評価性引当額 △4.45%
海外子会社からの受取配当金 △4.11%
その他 0.96%
税効果会計適用後の法人税等の負担率 31.02%</td></tr>
</table>

<table>
<tr><th colspan="2">前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</th><th rowspan="2">当連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>3. 「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年６月９日大阪府条例第131号)が平成12年６月９日に公布されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当連結会計年度より前連結会計年度の39.62%から39.20%に変更しております。
　この変更により、当行の繰延税金資産の金額は5,616百万円減少し、当連結会計年度に計上された法人税等調整額の金額は同額増加しております。
　また、再評価に係る繰延税金負債の金額は294百万円減少し、再評価差額金の金額は同額増加しております。</td><td>3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額
　「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年６月９日大阪府条例第131号)が平成12年６月９日に公布されたことから、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当連結会計年度より前連結会計年度の39.83%から38.05%に変更しております。この変更により、繰延税金資産の金額は24,802百万円減少し、当連結会計年度に計上された法人税等調整額の金額は同額増加しております。また、「再評価に係る繰延税金負債」の金額は4,795百万円減少し、「再評価差額金」の金額は同額増加しております。</td><td></td></tr>
</table>

（セグメント情報）

1. 事業の種類別セグメント情報

当連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

（金額単位　百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	—
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益（△は経常損失）	△574,055	24,589	197,277	△352,189	(228,438)	△580,628

Ⅱ 資産、減価償却費及び資本的支出						
資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	—	444,048
資本的支出	101,295	305,198	25,238	431,732	—	431,732

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
   (1) 銀行業…………銀行業
   (2) リース業………リース業
   (3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. （追加情報）1. (1)に記載のとおり、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、資産が「銀行業」について、3,098,200百万円減少しております。

4. （追加情報）1. (2)に記載のとおり、当連結会計年度からその他有価証券、その他の金銭の信託の評価の方法について、金融商品に係る会計基準を適用しております。この結果、従来の方法によった場合に比べ、資産が「銀行業」について301,413百万円、「リース業」について999百万円、「その他事業」について4,325百万円それぞれ減少しております。

前連結会計年度(自　平成12年４月１日　至　平成13年３月31日)

株式会社さくら銀行

連結会社は銀行業以外に一部で証券、信託、リース等の事業を営んでおりますが、それらの事業の全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

株式会社住友銀行

(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	1,843,146	516,850	365,998	2,725,995	—	2,725,995
(2) セグメント間の内部経常収益	75,387	4,078	111,435	190,901	(190,901)	—
計	1,918,534	520,929	477,434	2,916,897	(190,901)	2,725,995
経常費用	1,731,682	500,251	314,034	2,545,968	(130,713)	2,415,254
経常利益	186,851	20,677	163,399	370,929	(60,187)	310,741
Ⅱ 資産、減価償却費及び資本的支出						
資産	66,438,599	1,535,527	4,544,442	72,518,569	(5,125,594)	67,392,974
減価償却費	34,981	317,022	8,748	360,752	—	360,752
資本的支出	64,749	271,022	10,721	346,493	—	346,493

(注) 1.　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル業

3.　会計基準等の変更

(1) 退職給付会計

(追加情報)1.に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について10,533百万円増加、「リース業」について62百万円減少、「その他事業」について110百万円減少しております。

(2) 金融商品会計

(追加情報)2.に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「銀行業」について21,019百万円増加、「リース業」について161百万円減少、「その他事業」について119百万円減少しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「銀行業」について475,321百万円、「リース業」について5,864百万円、「その他事業」について11,993百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

(追加情報)3.に記載のとおり、国内連結子会社(国内銀行連結子会社を除く)は、当連結会計年度から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「リース業」について40百万円、「その他事業」について７百万円それぞれ減少しております。

(4) 外形標準課税に係る事業税の表示方法

(追加情報)5.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年４月１日に施行されたことに伴い、当連結会計年度より、「銀行業」の「経常費用」として8,100百万円計上しております。

2.　所在地別セグメント情報

当連結会計年度(自　平成13年4月1日　至　平成14年3月31日)

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	―	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	―
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益(△は経常損失)	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628
Ⅱ 資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

(注) 1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3.　(追加情報)1.(1)に記載のとおり、無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、資産が「日本」について、3,098,200百万円減少しております。

4.　(追加情報)1.(2)に記載のとおり、当連結会計年度からその他有価証券、その他の金銭の信託の評価の方法について、金融商品に係る会計基準を適用しております。この結果、従来の方法によった場合に比べ、資産が「日本」について307,871百万円、「米州」について562百万円、「欧州」について696百万円それぞれ減少しており、「アジア・オセアニア」について2,391百万円増加しております。

前連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

株式会社さくら銀行

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	1,410,422	164,903	47,571	100,284	1,723,182	―	1,723,182
(2) セグメント間の内部経常収益	111,842	111,432	17,058	38,530	278,864	(278,864)	―
計	1,522,264	276,336	64,630	138,815	2,002,047	(278,864)	1,723,182
経常費用	1,347,019	259,322	74,385	133,426	1,814,154	(274,848)	1,539,306
経常利益(△は経常損失)	175,245	17,013	△9,755	5,388	187,892	(4,016)	183,876
Ⅱ 資産	47,434,438	2,322,229	1,279,831	2,920,478	53,956,977	(2,107,290)	51,849,687

(注) 1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　米州にはアメリカ、カナダ等が、欧州にはイギリス、ドイツ等が、アジア・オセアニアにはシンガポール、香港、オーストラリア等が属しております。

3.　「連結財務諸表作成のための基本となる重要な事項」4.(4)に記載のとおり、当連結会計年度から、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法を従来の定率法から定額法に変更しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について、1,482百万円増加しております。

4.　「追加情報」に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。

この結果、従来の方法によった場合と比較して、経常利益は「日本」について、9,558百万円増加しております。

5.　「追加情報」に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。

この結果、従来の方法によった場合と比較して、経常利益は、「日本」について35,427百万円、「米州」について572百万円、「欧州」について31百万円、「アジア・オセアニア」について114百万円それぞれ増加しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「日本」について132,394百万円、「米州」について4,340百万円、「欧州」について14,269百万円、「アジア・オセアニア」について4,580百万円それぞれ減少しております。

6.　「追加情報」に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都にかかる事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当連結会計年度より、「日本」の「経常費用」として8,733百万円計上しております。

株式会社住友銀行

（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	2,075,857	354,622	168,645	126,870	2,725,995	—	2,725,995
(2) セグメント間の内部経常収益	116,616	53,979	63,382	40,438	274,417	(274,417)	—
計	2,192,474	408,602	232,028	167,308	3,000,413	(274,417)	2,725,995
経常費用	2,015,569	249,594	230,040	137,464	2,632,669	(217,414)	2,415,254
経常利益	176,904	159,007	1,988	29,843	367,744	(57,002)	310,741
Ⅱ 資産	60,600,462	5,051,346	2,575,486	2,300,560	70,527,854	(3,134,879)	67,392,974

（注）1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国等が、「欧州」には英国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国等が属しております。

3.　会計基準等の変更

(1) 退職給付会計

(追加情報)1.に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について10,360百万円増加しております。

(2) 金融商品会計

(追加情報)2.に記載のとおり、当連結会計年度から金融商品に係る会計基準を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について22,556百万円、「米州」について3,304百万円、「アジア・オセアニア」について731百万円それぞれ増加し、「欧州」について5,853百万円減少しております。

また、ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当連結会計年度より従来の総額表示から純額表示に変更しております。この変更による経常利益の影響はありませんが、従来の方法によった場合に比べ、経常収益及び経常費用が「日本」について220,611百万円、「米州」について134,827百万円、「欧州」について58,364百万円、「アジア・オセアニア」について79,374百万円それぞれ減少しております。

(3) 外貨建取引等会計処理基準

(追加情報)3.に記載のとおり、国内連結子会社(国内銀行連結子会社を除く)は、当連結会計年度から改訂後の外貨建取引等会計処理基準を適用しております。この結果、従来の方法によった場合と比較して、経常利益は「日本」について48百万円減少しております。

(4) 外形標準課税に係る事業税の表示方法

(追加情報)5.に記載のとおり、利益に関連する金額を課税標準とする事業税以外の事業税は、「経常費用」として計上しております。なお、当行の東京都に係る事業税については、従来、「経常費用」には含まれておりませんでしたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年４月１日に施行されたことに伴い、当連結会計年度より、「日本」の「経常費用」として8,100百万円計上しております。

3.　海外経常収益

（金額単位　百万円）

年　　度　　別		海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度（自　平成13年4月1日　至　平成14年3月31日）		845,379	3,779,702	% 22.4
前連結会計年度（自　平成12年4月1日　至　平成13年3月31日）	株式会社さくら銀行	312,760	1,723,182	% 18.2
	株式会社住友銀行	650,138	2,725,995	% 23.9

（注）1.　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2.　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（関連当事者との取引）

Ⅰ　当連結会計年度（自　平成13年4月1日　至　平成14年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

Ⅱ　前連結会計年度（自　平成12年4月1日　至　平成13年3月31日）

株式会社さくら銀行

関連当事者との取引について記載すべき重要なものはありません。

株式会社住友銀行

関連当事者との取引について記載すべき重要なものはありません。

（1株当たり情報）

	前連結会計年度（自　平成12年4月1日　至　平成13年3月31日）		当連結会計年度（自　平成13年4月1日　至　平成14年3月31日）
	株式会社さくら銀行	株式会社住友銀行	
連結ベースの1株当たり純資産額	333.46円	426.32円	282.85円
連結ベースの1株当たり当期純利益（△は1株当たり当期純損失）	9.22円	25.50円	△84.12円
連結ベースの潜在株式調整後1株当たり当期純利益	9.21円	24.93円	―

（注）1.　連結ベースの1株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数（「自己株式」及び「子会社の所有する親会社株式」を除く）で除して算出しております。

2.　連結ベースの1株当たり当期純利益（又は当期純損失）は、連結当期純利益（又は連結当期純損失）から当期優先株式配当金総額（前連結会計年度の株式会社さくら銀行は合併交付金を含む）を控除した金額を、期中平均発行済普通株式数（「自己株式」及び「子会社の所有する親会社株式」を除く）で除して算出しております。

3.　連結ベースの潜在株式調整後1株当たり当期純利益につきましては、当連結会計年度は当期純損失が計上されているため、記載しておりません。

(重要な後発事象)

<table>
<tr><th colspan="2">前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</th><th rowspan="2">当連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>株式会社住友銀行と当行は、平成12年６月29日開催の当行の第10期定時株主総会および株式会社住友銀行の第156期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、当行の平成12年６月29日開催の第二回優先株式にかかる種類株主総会および平成12年６月28日開催の第三回優先株式(第二種)にかかる種類株主総会ならびに平成12年６月28日開催の株式会社住友銀行の第１回第一種優先株式および第２回第一種優先株式にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年４月１日をもって合併し、当行は、株式会社住友銀行に、資産・負債その他の権利義務の一切ならびに従業員を引き継ぎました。</td><td>株式会社さくら銀行と当行は、平成12年６月29日開催の当行の第156期定時株主総会および株式会社さくら銀行の第10期定時株主総会(いずれも普通株式にかかる種類株主総会を兼ねる。)において、また、平成12年６月28日開催の当行の第１回第一種優先株式および第２回第一種優先株式にかかる種類株主総会ならびに株式会社さくら銀行の平成12年６月29日開催の第二回優先株式にかかる種類株主総会および平成12年６月28日開催の第三回優先株式(第二種)にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年４月１日をもって合併し、当行は、株式会社さくら銀行の資産・負債その他の権利義務の一切ならびに従業員を引き継ぎ、商号を「株式会社三井住友銀行」に変更いたしました。

合併に関する事項の概要は次のとおりであります。

1.　当行は、合併に際して、額面50円の普通株式2,470,846,767株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿(実質株主名簿を含む。以下同じ)に記載された各株主(実質株主を含む。以下同じ)に対し、その所有する同行の普通株式１株につき当行の普通株式0.6株の割合をもって割当交付いたしました。
また、当行は、合併に際して、無額面第六種優先株式2,577,000株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿に記載された各株主に対し、その所有する同行の第二回優先株式１株につき当行の第六種優先株式１株の割合をもって割当交付いたしました。
更に、当行は、合併に際して、無額面第五種優先株式800,000,000株を発行し、合併期日前日の株式会社さくら銀行の最終の株主名簿に記載された各株主に対し、その所有する同行の第三回優先株式(第二種)１株につき当行の第五種優先株式１株の割合をもって割当交付いたしました。</td><td>――――</td></tr>
</table>

<table>
<tr><th colspan="2">前連結会計年度
(自　平成12年４月１日
至　平成13年３月31日)</th><th rowspan="2">当連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td></td><td>2.　当行は、合併により、資本金523,851百万円、資本準備金991,326百万円、利益準備金131,261百万円、再評価差額金42,690百万円、剰余金165,051百万円を増加させました。この結果、合併後の資本金は1,276,700百万円、資本準備金1,634,407百万円、利益準備金239,121百万円、再評価差額金209,583百万円、剰余金413,077百万円となりました。

3.　当行が株式会社さくら銀行より引き継いだ資産・負債の内訳は次のとおりであります。
(金額単位　百万円)
（下表参照）
注1.　記載金額は、単位未満を切り捨てて表示しております。
2.　有価証券には自己株式42百万円が含まれております。
3.　その他負債には合併交付金17,853百万円が含まれております。</td><td>―――――</td></tr>
</table>

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	2,730,973	預金	28,872,248
コールローン	86,437	譲渡性預金	4,661,831
買入金銭債権	3,097	コールマネー	3,312,790
特定取引資産	565,596	売渡手形	1,287,700
金銭の信託	22,183	コマーシャル・ペーパー	1,136,800
有価証券	9,743,394	特定取引負債	172,176
貸出金	30,575,498	借用金	1,596,797
外国為替	262,590	外国為替	38,368
その他資産	992,360	社債	470,000
動産不動産	257,159	その他負債	1,885,491
繰延税金資産	792,896	退職給付引当金	224,304
支払承諾見返	2,637,631	債権売却損失引当金	67,163
貸倒引当金	△424,799	特別法上の引当金	9
		再評価に係る繰延税金負債	27,524
		支払承諾	2,637,631
		負債の部合計	46,390,838
資産の部合計	48,245,020	差引正味財産	1,854,182

⑤ 連結附属明細表

ア. 社債明細表

会社名	銘柄	発行年月日	前期末残高		当期末残高	利率(注)2	担保	償還期限	摘要
			株式会社さくら銀行	株式会社住友銀行					
当行	第1回～第6回無担保社債(社債間限定同順位特約付)	平成11年10月～平成13年1月	百万円 —	百万円 600,000	百万円 600,000	1.09%～1.40%	なし	平成16年10月～平成18年1月	(注)3
	第1回2号～第6回2号無担保社債(社債間限定同順位特約付)	平成11年11月～平成12年9月	318,500	—	320,000	0.82%～1.74%	なし	平成15年5月～平成19年5月	(注)4,5
	第7回無担保変動利付社債(社債間限定同順位特約付)	平成13年3月19日	—	20,000	20,000	2.117%	なし	平成25年3月19日	
	第8回～第11回無担保社債(社債間限定同順位特約付)	平成13年4月～平成14年1月	—	—	397,923	0.51%～0.92%	なし	平成18年4月～平成19年1月	
	2009年11月4日～2012年3月6日満期ユーロ円建社債	平成11年11月～平成12年3月	—	8,000	8,000	1.685%～3.00%	なし	平成21年11月～平成24年3月	
	2003年11月10日～2005年9月26日満期米ドル建社債	平成11年11月～平成13年9月	—	99,120 (800,000千$)	159,900 (1,200,000千$)	4.32%～6.10%	なし	平成15年11月～平成17年9月	(注)8
	第1回無担保コーラブル変動利付社債(劣後特約付)	平成9年11月26日	—	13,000	13,000	0.64063%	なし	平成19年11月26日	
	第1回無担保変動利付永久社債(劣後特約付)	平成10年3月30日	—	100,000	100,000	0.995%	なし	定めず	
	第1回2号無担保コーラブル変動利付永久社債(劣後特約付)	平成10年3月30日	100,000	—	100,000	1.295%	なし	定めず	(注)5
	第1回2号無担保社債(劣後特約付)	平成12年8月2日	50,000	—	50,000	2.33%	なし	平成22年9月20日	(注)5
	第2回～第4回無担保社債(劣後特約付)	平成12年6月～平成13年6月	—	100,000	150,000	1.95%～2.36%	なし	平成22年6月～平成23年6月	
	2008年9月30日～2017年3月14日満期ユーロ円建社債(劣後特約付)	平成10年9月～平成14年3月	—	45,000	193,000	0.64%～2.72%	なし	平成20年9月～平成29年3月	
	2009年3月30日～2011年11月21日満期米ドル建社債(劣後特約付)	平成11年3月～平成13年11月	—	15,487 (125,000千$)	19,854 (149,000千$)	5.93%～8.10%	なし	平成21年3月～平成23年11月	(注)8
	2004年満期米ドル建転換社債	平成元年1月30日	—	1,106 (8,660千$)	1,106 (8,660千$)	3.125%	なし	平成16年3月31日	(注)1,8
	2001年満期円建転換社債	平成8年6月26日	—	100,000 [100,000]	—	—	—	—	(注)7
*1	連結子会社普通社債	平成9年9月～平成14年3月	—	173,900 [38,500]	159,400 [61,300]	0.14%～3.15%	なし	平成14年4月～平成24年3月	(注)6,7
*2	連結子会社普通社債	平成11年7月27日	—	1,209 (10,000千$)	1,209 (10,000千$)	6.60%	なし	平成16年7月27日	(注)6,8
*3	連結子会社普通社債	平成12年10月31日	—	113 (2,000千A$)	113 (2,000千A$)	7.00%	なし	平成17年10月31日	(注)6,8
*4	連結子会社普通社債	平成11年6月～平成13年12月	55,822 [1,079]	27,372 [7,483]	21,794 [2,089]	0.13%～3.00%	なし	平成14年3月～平成33年12月	(注)6,7
*5	連結子会社普通社債	平成9年1月～平成13年12月	619 (5,000千$)	45,617 (399,502千$) [4,189]	33,064 (251,300千$) [22,801]	0%～12.00%	なし	平成14年1月～平成23年6月	(注)6,7,8
*6	連結子会社普通社債	平成11年5月～平成13年7月	—	4,229 [532]	4,373 [1,532]	5.22%～6.34%	なし	平成14年10月～平成25年7月	(注)6,7
*7	連結子会社社債(劣後特約付)	平成6年9月～平成12年9月	371,418	506,664 [2,159]	787,709 [1,000]	0%～5.15%	なし	平成15年2月～定めず	(注)6,7
*8	連結子会社社債(劣後特約付)	平成4年8月～平成12年2月	237,008 (1,912,900千$)	297,136 (2,398,200千$) [4,522]	364,198 (2,733,200千$)	2.37%～8.50%	なし	平成19年7月～定めず	(注)6,7,8
*9	連結子会社社債(劣後特約付)	平成10年10月	—	4,841 [2,623]	2,279	5.62%～7.50%	なし	定めず	(注)6,7
合計		—	1,133,368	2,162,800	3,506,927	—	—	—	

(注) 1. 転換社債に関する記載は次のとおりであります。

銘柄	転換請求期間	転換価格	発行株式	資本組入額
2004年満期米ドル建転換社債	平成元年2月13日〜平成16年3月22日	3,606.90円(1米ドル=127.75円)	普通株式	(脚注)参照

(脚注) 転換により発行する株式の発行価額中資本に組入れる額は、当該発行価額に0.5を乗じ、その結果1円未満の端数を生じるときは、その端数を切り上げた額とします。

2. 「利率」欄には、それぞれの社債において連結会社の各決算日等現在で適用されている表面利率を記載しております。従って、実質的な資金調達コストとは異なる場合があります。
3. 第1回、第2回、第3回、第4回、第5回及び第6回無担保社債(社債間限定同順位特約付)をまとめて記載しております。
4. 第1回2号、第2回2号、第3回2号、第4回2号、第5回2号及び第6回2号無担保社債(社債間限定同順位特約付)をまとめて記載しております。
5. 合併に伴い、平成13年4月1日以降、株式会社さくら銀行の第1回、第2回、第3回、第4回、第5回及び第6回無担保社債(社債間限定同順位特約付)、第1回無担保コーラブル変動利付永久社債(劣後特約付)並びに第1回無担保社債(劣後特約付)の名称・回号は、同日付をもってそれぞれ、当行の第1回2号、第2回2号、第3回2号、第4回2号、第5回2号及び第6回2号無担保社債(社債間限定同順位特約付)、第1回2号無担保コーラブル変動利付永久社債(劣後特約付)並びに第1回2号無担保社債(劣後特約付)に変更されており、上表の「銘柄」欄には、変更後の名称・回号で記載しております。
6. ＊1は国内連結子会社三井住友カード株式会社及び三井住友銀リース株式会社の発行した普通社債のうち円建てで発行しているものをまとめて記載しております。
＊2は国内連結子会社三井住友銀リース株式会社の発行した米ドル建て普通社債であります。
＊3は国内連結子会社三井住友銀リース株式会社の発行した豪ドル建て普通社債であります。
＊4は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち円建てで発行しているものをまとめて記載しております。
＊5は海外連結子会社SMBC Capital Markets, Inc.、Sumitomo Mitsui Finance Australia Limited、Sumitomo Finance International plc及びSumitomo Finance(Asia) Limitedの発行した普通社債のうち米ドル建てで発行しているものをまとめて記載しております。
＊6は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうちその他通貨建てで発行しているものをまとめて記載しております。また、いずれも金額に重要性がないため、外貨建てによる発行金額はその記載を省略しております。
＊7は海外連結子会社SMBC International Finance N.V.、Sakura Capital Funding(Cayman) Limited及びSakura Finance(Cayman) Limitedの発行した永久劣後社債及び期限付劣後社債のうち円建てで発行しているものをまとめて記載しております。
＊8は海外連結子会社SMBC International Finance N.V.、Sakura Capital Funding(Cayman) Limited及びSakura Finance(Cayman) Limitedの発行した永久劣後社債及び期限付劣後社債のうち米ドル建てで発行しているものをまとめて記載しております。
＊9は海外連結子会社SMBC International Finance N.V.の発行した永久劣後社債及び期限付劣後社債のうちその他通貨建てで発行しているものをまとめて記載しております。また、いずれも金額に重要性がないため、外貨建てによる発行金額はその記載を省略しております。
7. 「前期末残高」、「当期末残高」欄の[ ]書きは、1年以内に償還が予定されている金額であります。
8. 「前期末残高」、「当期末残高」欄の( )書きは、外貨建てによる金額であります。
9. 連結会社の各決算日等後5年内における償還予定額は以下のとおりであります。

(金額単位 百万円)

1年以内	1年超 2年以内	2年超 3年以内	3年超 4年以内	4年超 5年以内
88,723	128,931	402,580	643,062	409,522

イ．借入金等明細表

（金額単位　百万円）

区分	前期末残高		当期末残高	平均利率(%)	返済期限	摘要
	株式会社さくら銀行	株式会社住友銀行				
借用金	1,138,305	2,322,477	2,889,907	2.05	—	—
再割引手形	20,465	34,817	58,784	3.98	—	
借入金	1,117,839	2,287,660	2,831,122	2.01	平成14年1月～定めず	

（注）1.　「平均利率」は、連結会社の各決算日等現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2.　連結会社の各決算日等後5年内における借入金の返済予定額は次のとおりであります。

（金額単位　百万円）

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金	1,059,676	228,513	392,209	252,090	101,658

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(参考)なお、営業活動として資金調達を行っているコマーシャル・ペーパーの発行状況は、次のとおりであります。

（金額単位　百万円）

区分	前期末残高		当期末残高	平均利率(%)	返済期限	摘要
	株式会社さくら銀行	株式会社住友銀行				
コマーシャル・ペーパー	1,141,697	594,456	1,167,500	0.12	—	

(2) その他

該当ありません。

監　査　報　告　書

平成１３年６月２８日

株式会社　三井住友銀行
　頭　取　西　川　善　文　殿

監査法人 太田昭和センチュリー

代表社員
関与社員　公認会計士　松村俊夫

関与社員　公認会計士　吉田尚志

関与社員　公認会計士　松村直季

監査法人　ト　ー　マ　ツ

代表社員
関与社員　公認会計士　浅田永治

代表社員
関与社員　公認会計士　手塚仙夫

代表社員
関与社員　公認会計士　古澤　夫

私どもは、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社さくら銀行の平成１２年４月１日から平成１３年３月３１日までの第１１期事業年度の財務諸表、すなわち、貸借対照表、損益計算書及び附属明細表について監査を行った。

この監査に当たって、私どもは、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、私どもは、上記の財務諸表が株式会社さくら銀行の平成１３年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、会社は平成１３年４月１日付けで株式会社住友銀行と合併した。

会社と私ども両監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より重要な会計方針及び追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

監　査　報　告　書

平成13年６月28日

株式会社　三井住友銀行

頭取　西　川　善　文　殿

朝日監査法人

代表社員
関与社員　公認会計士　大　東　正　勝

関与社員　公認会計士　吾　妻　　啓

関与社員　公認会計士　高　波　博　之

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行（旧会社名　株式会社住友銀行）の平成12年４月１日から平成13年３月31日までの第157期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社三井住友銀行（旧会社名　株式会社住友銀行）の平成13年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、会社は、平成13年４月１日を合併期日として株式会社さくら銀行と合併した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より重要な会計方針及び追加情報の注記に記載のとおり、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　　上

監 査 報 告 書

平成14年6月27日

株式会社　三井住友銀行
　頭取　西 川 善 文 殿

朝 日 監 査 法 人

代表社員　　公認会計士 

代表社員
関与社員　　公認会計士 

関与社員　　公認会計士 

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの第１期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社三井住友銀行の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より重要な会計方針及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により財務諸表を作成している。

以　上

2. 財務諸表等

(1) 財務諸表

① 貸借対照表

（資産の部）

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成13年３月31日現在） 株式会社さくら銀行 金額	構成比	前事業年度（平成13年３月31日現在） 株式会社住友銀行 金額	構成比	当事業年度（平成14年３月31日現在） 金額	構成比
		%		%		%
現金預け金※9	2,730,973	5.63	4,538,057	6.95	5,458,430	5.35
現金	843,270		591,037		1,271,992	
預け金	1,887,703		3,947,019		4,186,438	
コールローン	86,437	0.18	125,531	0.19	620,406	0.61
買現先勘定	—	—	2,597,816	3.98	432,730	0.42
買入金銭債権	3,097	0.01	77,362	0.12	146,650	0.14
特定取引資産※9	565,596	1.17	1,842,889	2.83	2,705,648	2.65
商品有価証券※2	2,114		145,113		9,827	
商品有価証券派生商品	—		19		91	
特定取引有価証券派生商品	—		18		12	
特定金融派生商品	143,244		946,169		1,831,961	
その他の特定取引資産	420,238		751,568		863,755	
金銭の信託	22,208	0.05	52,912	0.08	33,858	0.03
有価証券※9	10,199,669	21.05	16,860,309	25.83	20,442,996	20.03
国債※2	4,669,037		10,602,067		9,599,109	
地方債※2	5,387		317,865		429,412	
社債	458,005		537,418		1,183,562	
株式※1	3,994,841		3,172,771		5,595,410	
自己株式※3	42		4		—	
その他の証券※1	1,072,354		2,230,181		3,635,501	
貸出金※4,5,6,7,9,10	30,575,498	63.09	31,172,382	47.76	59,928,368	58.71
割引手形※8	640,452		466,231		857,827	
手形貸付	3,130,027		4,787,224		7,897,569	
証書貸付	20,482,938		20,148,366		39,435,408	
当座貸越	6,322,079		5,770,559		11,737,562	
外国為替	262,590	0.54	460,908	0.71	779,142	0.76
外国他店預け	13,554		68,855		48,491	
外国他店貸	18,584		65,265		131,166	
買入外国為替※8	150,112		183,290		358,880	
取立外国為替	80,338		143,497		240,604	
その他資産※9	992,360	2.05	3,417,288	5.24	5,344,106	5.23
未決済為替貸	—		7,942		29,087	
前払費用	47,304		3,387		5,650	
未収収益	341,974		261,860		362,359	
先物取引差入証拠金	2,452		17,401		20,653	
先物取引差金勘定	5,003		29		155	
保管有価証券等※2,9	45		1,111,612		825	
金融派生商品	321,482		890,499		1,396,901	
社債発行差金	—		148		220	
債券借入取引担保金	—		823,711		3,020,519	
その他の資産	274,096		300,694		507,732	
動産不動産※13,14,15	286,354	0.59	585,395	0.90	890,981	0.87
土地建物動産	193,035		523,705		788,197	
建設仮払金	2,671		1,911		2,606	
保証金権利金	90,647		59,779		100,177	
繰延税金資産	524,199	1.08	550,472	0.84	1,741,114	1.71
支払承諾見返	2,637,631	5.44	3,655,396	5.60	5,529,996	5.42
貸倒引当金	△424,799	△0.88	△671,042	△1.03	△1,971,849	△1.93
資産の部合計	48,461,818	100.00	65,265,680	100.00	102,082,581	100.00

（負債及び資本の部）

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成13年3月31日現在） 株式会社さくら銀行 金額	構成比	株式会社住友銀行 金額	構成比	当事業年度（平成14年3月31日現在） 金額	構成比
		%		%		%
預金※9	28,872,248	59.58	30,169,065	46.22	61,051,813	59.81
当座預金	2,319,398		1,945,560		4,598,808	
普通預金	8,655,132		7,058,427		23,915,577	
貯蓄預金	488,197		946,143		1,314,621	
通知預金	3,903,594		6,640,140		6,241,545	
定期預金	11,853,187		11,459,278		20,932,561	
定期積金	19		—		0	
その他の預金	1,652,719		2,119,515		4,048,698	
譲渡性預金	4,661,831	9.62	7,026,628	10.77	6,577,539	6.44
コールマネー※9	3,312,790	6.84	2,585,719	3.96	3,883,991	3.80
売現先勘定※9	—	—	4,857,211	7.44	1,100,446	1.08
売渡手形※9	1,287,700	2.66	2,744,800	4.21	6,868,800	6.73
コマーシャル・ペーパー	1,136,800	2.35	500,400	0.77	1,001,000	0.98
特定取引負債	172,176	0.36	1,008,330	1.54	1,797,086	1.76
売付商品債券	—		14,326		—	
商品有価証券派生商品	—		0		79	
特定取引有価証券派生商品	—		9		0	
特定金融派生商品	172,176		993,993		1,797,006	
借用金※9	1,596,797	3.29	2,388,329	3.66	3,406,286	3.34
再割引手形	20,176		34,817		58,784	
借入金※16	1,576,620		2,353,511		3,347,501	
外国為替	38,368	0.07	212,344	0.33	300,162	0.29
外国他店預り	19,975		117,726		192,766	
外国他店借	9,610		54,809		56,057	
売渡外国為替	2,227		22,914		27,822	
未払外国為替	6,555		16,894		23,514	
社債※17	470,000	0.97	1,000,607	1.53	2,133,754	2.09
転換社債	—	—	101,106	0.15	1,106	0.00
その他負債	1,885,491	3.89	6,923,707	10.61	4,962,176	4.86
未決済為替借	106		7,644		7,886	
未払法人税等	3,311		8,449		31,874	
未払費用	145,613		154,324		166,950	
前受収益	19,727		28,060		37,055	
給付補てん備金	0		—		—	
従業員預り金	—		40,292		46,253	
先物取引受入証拠金	45		1,297		860	
先物取引差金勘定	4,073		3,753		795	
借入商品債券	—		55,400		—	
借入有価証券	—		1,054,991		—	
金融派生商品	282,005		473,213		887,205	
繰延ヘッジ利益※11	21,089		26,897		92,987	
債券貸付取引担保金※9	—		4,607,098		3,162,009	
約定取引未払金	524,109		—		—	
その他の負債※12	885,408		462,285		528,297	
賞与引当金	—	—	—	—	11,342	0.01
退職給付引当金	14,054	0.02	—	—	116,854	0.11
債権売却損失引当金	67,163	0.14	70,809	0.11	80,576	0.08
特別法上の引当金	9	0.00	8	0.00	18	0.00
金融先物取引責任準備金	9		8		18	
再評価に係る繰延税金負債※13	27,524	0.06	102,506	0.16	63,137	0.06
支払承諾※9	2,637,631	5.44	3,655,396	5.60	5,529,996	5.42
負債の部合計	46,180,587	95.29	63,346,972	97.06	98,886,088	96.86
資本金※18,21	1,042,706	2.15	752,848	1.15	1,326,746	1.30
資本準備金※20	899,521	1.86	643,080	0.99	1,326,758	1.30
利益準備金※20	131,261	0.27	107,859	0.16	—	—
再評価差額金※13	42,690	0.09	166,893	0.26	100,346	0.10
その他の剰余金※19	165,051	0.34	248,026	0.38	740,874	0.73
その他の資本剰余金	—		—		357,614	
資本準備金減少差益※20	—		—		357,614	
任意積立金	56,028		165,535		221,560	
海外投資等損失準備金	36		25		58	
行員退職積立金	—		1,490		1,656	
行員退職給与基金	166		—		—	
別途準備金	55,825		164,020		219,845	
当期未処分利益※20	109,023		82,490		161,699	
その他有価証券評価差額金	—	—	—	—	△297,950	△0.29
自己株式	—	—	—	—	△283	△0.00
資本の部合計	2,281,230	4.71	1,918,707	2.94	3,196,492	3.14
負債及び資本の部合計	48,461,818	100.00	65,265,680	100.00	102,082,581	100.00

② 損益計算書

(金額単位　百万円)

科目 ＼ 年度別	前事業年度（自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行 金額	百分比	株式会社住友銀行 金額	百分比	当事業年度（自 平成13年4月1日 至 平成14年3月31日） 金額	百分比
経常収益	1,439,956	% 100.00	1,849,600	% 100.00	2,791,405	% 100.00
資金運用収益	1,016,508		1,259,171		2,192,961	
貸出金利息	728,652		772,492		1,256,848	
有価証券利息配当金	130,003		218,173		504,732	
コールローン利息	4,851		5,378		4,432	
買現先利息	—		1,614		1,781	
買入手形利息	65		813		27	
預け金利息	97,005		216,812		185,085	
金利スワップ受入利息	—		—		173,443	
その他の受入利息	55,929		43,886		66,611	
役務取引等収益	111,790		119,990		239,645	
受入為替手数料	50,705		50,934		100,509	
その他の役務収益	61,084		69,056		139,135	
特定取引収益	20,776		74,609		121,414	
商品有価証券収益	2,436		2,831		—	
特定取引有価証券収益	—		606		—	
特定金融派生商品収益	17,402		68,196		120,302	
その他の特定取引収益	937		2,974		1,112	
その他業務収益	49,455		24,021		150,886	
外国為替売買益	15,393		—		10,439	
国債等債券売却益	14,202		22,786		124,773	
国債等債券償還益	54		—		—	
金融派生商品収益	18,123		266		15,110	
その他の業務収益	1,680		967		562	
その他経常収益	241,426		371,807		86,498	
株式等売却益	160,707		335,534		54,196	
金銭の信託運用益	942		1,199		1,810	
その他の経常収益※1	79,776		35,074		30,490	
経常費用	1,249,209	86.75	1,681,179	90.89	3,313,512	118.70
資金調達費用	417,944		617,697		716,677	
預金利息	226,267		375,271		323,249	
譲渡性預金利息	13,012		22,932		14,430	
コールマネー利息	12,823		13,906		8,807	
売現先利息	—		7,512		17,379	
売渡手形利息	579		1,516		1,253	
コマーシャル・ペーパー利息	2,976		1,567		970	
借用金利息	74,761		101,491		136,900	
社債利息	6,114		14,740		31,187	
社債発行差金償却	—		28		50	
転換社債利息	2		406		97	
金利スワップ支払利息	16,803		2,559		—	
その他の支払利息	64,603		75,766		182,350	
役務取引等費用	42,512		38,575		74,373	
支払為替手数料	10,871		11,672		20,634	
その他の役務費用	31,641		26,903		53,738	
特定取引費用	—		—		125	
商品有価証券費用	—		—		107	
特定取引有価証券費用	—		—		17	
その他業務費用	7,810		49,272		60,445	
外国為替売買損	—		25,651		—	
国債等債券売却損	4,481		19,286		50,522	
国債等債券償還損	1,446		1,192		1,985	
国債等債券償却	384		1,457		5,704	
社債発行費償却	580		1,348		2,161	
その他の業務費用	917		336		71	
営業経費	380,520		331,467		696,775	
その他経常費用	400,421		644,164		1,765,115	
貸倒引当金繰入額	△43,728		5,653		1,158,947	
貸出金償却	240,536		500,896		283,895	
債権売却損失引当金繰入額	—		19,053		37,034	
株式等売却損	28,944		37,817		54,300	
株式等償却	80,281		37,776		130,585	
金銭の信託運用損	352		871		1,867	
その他の経常費用※2	94,036		42,095		98,485	
経常利益（△は経常損失）	190,746	13.25	168,421	9.11	△522,106	△18.70

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行 金額	百分比	株式会社住友銀行 金額	百分比	当事業年度 (自 平成13年4月1日 至 平成14年3月31日) 金額	百分比
		%		%		%
特別利益	1,878	0.13	1,234	0.07	26,783	0.96
動産不動産処分益	1,147		958		4,360	
償却債権取立益	730		276		258	
その他の特別利益※3	—		—		22,164	
特別損失	53,565	3.72	35,604	1.93	41,314	1.48
動産不動産処分損	17,203		15,436		18,562	
その他の特別損失※4	36,361		20,167		22,752	
税引前当期純利益(△は税引前当期純損失)	139,060	9.66	134,051	7.25	△536,637	△19.22
法人税、住民税及び事業税	1,767	0.12	7,759	0.42	32,737	1.18
法人税等調整額	55,131	3.83	70,616	3.82	△246,522	△8.83
当期純利益(△は当期純損失)	82,160	5.71	55,675	3.01	△322,852	△11.57
前期繰越利益	59,581		34,973		68,994	
合併による未処分利益受入額	—		—		114,169	
再評価差額金取崩額	6,558		5,281		59,967	
利益準備金取崩額	—		—		241,421	
中間配当額	17,853		11,199		—	
中間配当に伴う利益準備金積立額	3,570		2,239		—	
合併交付金	17,853		—		—	
当期未処分利益	109,023		82,490		161,699	

③ 利益処分計算書

（金額単位　百万円）

科目 ＼ 年度別	株式会社住友銀行 前事業年度 ［株主総会承認日 平成13年６月28日］		当事業年度 ［株主総会承認日 平成14年６月27日］	
当期未処分利益		82,490		161,699
任意積立金取崩額		4		12
海外投資等損失準備金取崩額		4		12
計		82,494		161,711
利益処分額		13,500		37,349
利益準備金		2,300		—
第１回第一種優先株式配当金	（１株につき５円25銭）	351	（１株につき10円50銭）	703
第２回第一種優先株式配当金	（１株につき14円25銭）	1,425	（１株につき28円50銭）	2,850
第五種優先株式配当金		—	（１株につき13円70銭）	10,960
普通株式配当金	（１株につき３円）	9,423	（１株につき４円）	22,835
任意積立金		0		0
海外投資等損失準備金		0		0
次期繰越利益		68,994		124,362

（注）　株式会社さくら銀行は、平成13年４月１日を合併期日として、株式会社住友銀行と合併し、株式会社三井住友銀行となったもので、解散会社であることから、前事業年度の利益処分計算書はございません。

重要な会計方針

区　　分	前事業年度（自　平成12年４月１日　至　平成13年３月31日）株式会社さくら銀行	前事業年度（自　平成12年４月１日　至　平成13年３月31日）株式会社住友銀行	当事業年度（自　平成13年４月１日　至　平成14年３月31日）
1.　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
2.　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については、移動平均法による原価法又は償却原価法(定額法)により行っております。 (2) 有価証券運用を主目的とする単独運用の金銭の信託において信託財産として運用されている有価証券の評価は、上記(1)と同じ方法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券については移動平均法による原価法又は償却原価法(定額法)により行っております。 (2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前１カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

区分	前事業年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社さくら銀行	前事業年度 (自 平成12年4月1日 至 平成13年3月31日) 株式会社住友銀行	当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
3. デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。
4. 固定資産の減価償却の方法	(1) 動産不動産 動産不動産は、定率法(ただし建物等については定額法)を採用しております。 なお、建物(平成10年3月31日以前取得分)、建物附属設備および構築物の減価償却の方法は、従来、定率法によっておりましたが、保有建物等の使用状況を見直した結果、店舗等として長期間安定的に使用している実態を考慮し、その償却費用が使用期間に均等に計上される定額法が、より適正な期間損益を反映し合理的と考えられるため、当事業年度より定額法に変更しております。 これにより、定率法により減価償却を実施した場合に比べ、経常利益および税引前当期純利益はそれぞれ1,482百万円増加しております。 また、主な耐用年数は次のとおりであります。 建物 10年～50年 動産 5年～20年 (2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 3年～20年 (2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 3年～20年 (2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。
5. 繰延資産の処理方法	社債発行費は、支出時に全額費用として処理しております。	社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。	新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。
6. 外貨建ての資産及び負債の本邦通貨への換算基準	外貨建の資産・負債については、決算日の為替相場による円換算額を付しております。ただし、①外国法人に対する出資(但し、外貨にて調達したものを除く)、②外貨建転換社債、③その他当行が直物外貨建資産残高に算入することが適当でないと定めた外貨建資産は取得時、直物外貨建負債残高に算入することが適当でないと定めた外貨建負債については発生時の為替相場によっております。海外支店勘定については、決算日の為替相場による円換算額を付しております。	外貨建の資産及び負債については、決算日の為替相場による円換算額を付しております。 ただし、外国法人に対する出資(外貨にて調達したものを除く)等、直物外貨建資産及び負債残高に算入することが適当でないと認められるものについては、取得時又は発生時の為替相場によっております。 海外支店勘定については、決算日の為替相場による円換算額を付しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

区　　　分	前事業年度 (自　平成12年4月1日 至　平成13年3月31日) 株式会社さくら銀行	前事業年度 (自　平成12年4月1日 至　平成13年3月31日) 株式会社住友銀行	当事業年度 (自　平成13年4月1日 至　平成14年3月31日)
7.　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 まず、当行の信用格付制度により取引先を10段階に区分し、更にそれらの取引先を自己査定に基づき、日本公認会計士協会銀行等監査特別委員会報告第4号「銀行等金融機関の資産の自己査定に係る内部統制の検証並びに貸倒償却及び貸倒引当金の監査に関する実務指針」に規定する、正常先債権・要注意先債権・破綻懸念先債権・実質破綻先債権・破綻先債権に分類しております。 正常先債権及び要注意先債権に相当する債権については、一定の種類毎に分類し、過去の一定期間における各々の貸倒実績から算出した貸倒実績率等に基づき引き当てております。 破綻懸念先債権に相当する債権については、債権額から担保の処分可能見込額及び保証による回収が可能と認められる額を控除し、その残額のうち、債務者の支払能力を総合的に判断して必要と認める額を引き当てております。 破綻先債権及び実質破綻先債権に相当する債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。 また、特定海外債権については、対象国の政治経済情勢等に起因して生ずる損失見込額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として引き当てております。 すべての債権は、資産の自己査定基準に基づき、営業部店及び本部各部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は888,732百万円であります。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業店部と所管審査部が資産査定を実施し、当該部署から独立した与信監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は682,093百万円であります。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。

区分	前事業年度 （自 平成12年4月1日 至 平成13年3月31日） 株式会社さくら銀行	前事業年度 （自 平成12年4月1日 至 平成13年3月31日） 株式会社住友銀行	当事業年度 （自 平成13年4月1日 至 平成14年3月31日）
	――――――	――――――	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
	(2) 退職給付引当金 「退職給付引当金」は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の費用処理方法につきましては、発生年度の翌期から損益処理する方法を採用しております。なお、会計基準変更時差異(181,806百万円)については、５年による按分額を費用処理しております。	(2) 退職給付引当金 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、数理計算上の差異の損益処理方法は以下のとおりであります。 数理計算上の差異： 発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により、翌期から損益処理 なお、会計基準変更時差異(100,837百万円)については、５年による按分額を費用処理しております。	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、５年による按分額を費用処理しております。
	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる金額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(3) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。
	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

区　分	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
8. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
9. ヘッジ会計の方法	ヘッジ会計の方法は、貸出金・預金等の多数の金融資産・負債から生じる金利リスクをデリバティブ取引を用いて総体で管理する、「マクロヘッジ」を実施しております。これは、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められたリスク調整アプローチによるリスク管理であり、繰延ヘッジによる会計処理を行っております。また、リスク管理方針に定められた許容リスク量の範囲内にリスク調整手段となるデリバティブのリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを検証することにより、ヘッジの有効性を評価しております。 なお、一部の資産・負債については、繰延ヘッジ、あるいは金利スワップの特例処理を行っております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
10. 消費税等の会計処理	消費税及び地方消費税の会計処理は税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。

表示方法の変更

<table>
<tr><th colspan="2">前事業年度
(自　平成12年４月１日
至　平成13年３月31日)</th><th rowspan="2">当事業年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>1.　債券貸付取引に際して預かる担保金につきましては、従来「債券貸付取引担保金」(当事業年度末残高283,686百万円)として、独立表示しておりましたが、当事業年度より「その他の負債」に含めて表示しております。
2.　有価証券取引およびデリバティブ取引を約定日基準で認識することに伴う未払金につきましては、当事業年度より「約定取引未払金」として独立表示しております。なお、従来、独立表示しておりました「特定取引未払金」(当事業年度末残高400,529百万円)は、「約定取引未払金」に含めて表示しております。
3.　取引先支援のための損失は、従来、「その他の経常費用」に含めて表示しておりましたが、当事業年度から「貸出金償却」に含めて表示しております。当事業年度に「貸出金償却」に含めて表示した取引先支援のための損失は87,927百万円であります。</td><td>1.　債券借入取引に際して差し入れる担保金につきましては、従来「その他の資産」に含めておりましたが、当期より「債券借入取引担保金」として区分掲記しております。
　なお、前期の「債券借入取引担保金」は、170,826百万円であります。
2.　特定取引目的の取引に際して、取引の約定時点を基準として貸借対照表上での認識または認識の取りやめを行うことに伴う未受渡し代金相当額を相殺した残額につきましては、従来「特定取引未払金」として区分掲記しておりましたが、当期より「その他の負債」に含めて表示しております。</td><td>――――</td></tr>
</table>

（追　加　情　報）

前事業年度（自 平成12年4月1日 至 平成13年3月31日）株式会社さくら銀行	前事業年度（自 平成12年4月1日 至 平成13年3月31日）株式会社住友銀行	当事業年度（自 平成13年4月1日 至 平成14年3月31日）
（退職給付会計） 当事業年度から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年6月16日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益は9,468百万円増加し、税引前当期純利益は26,892百万円減少しております。 なお、従来の「退職給与引当金」は、当事業年度期首において「退職給付引当金」に振り替えております。 （金融商品会計） 1．当事業年度から金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））を適用し、有価証券の評価の方法、デリバティブの評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益および税引前当期純利益はそれぞれ36,380百万円増加しております。 2．ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、金融商品に係る会計基準の適用に伴い、当事業年度より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税引前当期純利益の影響はありませんが、従来の方法によった場合に比べ、「金利スワップ受入利息」及び「金利スワップ支払利息」、「その他の受入利息」及び「その他の支払利息」、並びに「国債等債券売却益」及び「国債等債券売却損」は、それぞれ148,507百万円、3,453百万円及び30百万円減少し、その結果、経常収益及び経常費用はそれぞれ151,991百万円減少しております。	1．退職給付会計 当期から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年6月16日））を適用しております。この結果、従来の方法によった場合と比較して、経常利益は10,513百万円、税引前当期純利益は12,309百万円増加しております。 また、従来の「退職給与引当金」は、当期首において「退職給付引当金」に振り替えております。なお、当期末においては、前払年金費用として「その他の資産」に含めて表示しております。 2．金融商品会計 当期から金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））を適用し、有価証券の評価の方法、デリバティブ取引の評価の方法、ヘッジ会計の方法等について変更しております。この結果、従来の方法によった場合と比較して、経常利益及び税引前当期純利益はそれぞれ21,524百万円増加しております。 また、金融商品に係る会計基準の適用に伴い、以下のような変更を行っております。 (1) ヘッジ会計を適用するデリバティブ取引の損益については、従来と同じ損益科目で表示しておりますが、収益及び費用の表示は、当期より従来の総額表示から純額表示に変更しております。この変更による経常利益及び税引前当期純利益の影響はありませんが、従来の方法によった場合に比べ、「金利スワップ受入利息」及び「金利スワップ支払利息」、「その他の受入利息」及び「その他の支払利息」、並びに「国債等債券売却益」及び「国債等債券売却損」は、それぞれ388,872百万円、77,885百万円及び6,827百万円減少し、その結果、経常収益及び経常費用はそれぞれ473,585百万円減少しております。	1．金融商品会計 金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））の適用に伴い、当期から次のとおり処理しております。 (1) 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ3,098,200百万円、164,100百万円及び2,934,100百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「その他有価証券評価差額金」が△297,950百万円計上されております。 2．外貨建取引等会計処理基準 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」

前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
なお、銀行業におけるヘッジ会計に係るデリバティブ取引の収益及び費用の表示に関し、日本公認会計士協会とも協議の結果、下期において総額表示に比べて純額表示がより適正な表示であるとの結論に達したために、中間会計期間においては従来の総額表示によっております。中間会計期間において、ヘッジ会計を適用するデリバティブ取引について収益及び費用を純額で表示した場合には、中間会計期間の経常利益及び税引前中間純利益の影響はありませんが、経常収益及び経常費用はそれぞれ76,997百万円減少いたします。 3. 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来「貸付有価証券」に計上しておりましたが、金融商品に係る会計基準の適用に伴い、当事業年度よりその種類毎に「国債」、「地方債」等に計上しております。当事業年度末における使用貸借又は賃貸借契約により貸し付けている有価証券は2,025百万円であります。 (外貨建取引等会計処理基準) 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。 (その他有価証券の時価評価) 当事業年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。なお、平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。また、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」の中のコマーシャル・ペーパー、並びに「金銭の信託」が含まれております。 百万円 貸借対照表計上額 9,338,718 時価 8,992,559 差額 △346,159 繰延税金資産相当額 135,694 その他有価証券評価差額金相当額 △210,464	(2) 現先取引については、従来、売買処理しておりましたが、金融商品に係る会計基準の適用に伴う銀行法施行規則の改正により貸借対照表の様式が改定されたため、「買現先勘定」及び「売現先勘定」に資金取引として処理しております。なお、従来の受渡日基準に基づく売買処理によった場合と比較して、「国債」は1,610,677百万円増加しております。 (3) 使用貸借又は賃貸借契約により貸し付けている有価証券は、従来、有価証券中の「貸付有価証券」に計上しておりましたが、当期より「国債」に計上しております。当期末における使用貸借又は賃貸借契約により貸し付けている国債は9百万円であります。 3. 外貨建取引等会計処理基準 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を継続適用しております。 4. その他有価証券の時価評価 当期においては、その他有価証券のうち時価のあるものについて、時価評価を行っておりません。平成12年大蔵省令第8号附則第4項によるその他有価証券に係る貸借対照表計上額等は次のとおりであります。なお、以下の金額には「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権、並びに「金銭の信託」が含まれております。 百万円 貸借対照表計上額 15,005,558 時価 14,918,233 差額 △87,325 繰延税金資産相当額 33,227 その他有価証券評価差額金相当額 △54,098	(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による財務諸表への影響は軽微であります。 3. 賞与引当金の表示方法 従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が11,342百万円減少し、「賞与引当金」が同額増加しております。

前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
(外形標準課税に係る事業税の表示方法) 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」に計上しております。なお、東京都にかかる事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当事業年度より、「その他の経常費用」に8,733百万円計上しております。	5. 外形標準課税に係る事業税の表示方法 利益に関連する金額を課税標準とする事業税以外の事業税は、「その他の経常費用」に計上しております。なお、東京都に係る事業税については、従来、「法人税、住民税及び事業税」に計上しておりましたが、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年東京都条例第145号)が平成12年4月1日に施行されたことに伴い、当期より、「その他の経常費用」に8,100百万円計上しております。	4. 自己株式の表示方法 自己株式は、従来、「有価証券」に含めて計上しておりましたが、財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。 5. 外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が 8,100百万円(株式会社さくら銀行が第11期に計上した金額との合計で16,833百万円)、当期が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に

前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
		比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,904百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は93,209百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。 このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,631百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,833百万円減少しております。

<table>
<tr><th colspan="2">前事業年度
(自　平成12年４月１日
至　平成13年３月31日)</th><th rowspan="2">当事業年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td></td><td></td><td>なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年大阪府条例第77号)(以下、「改正府条例」という)が施行されたことにより、府条例による課税標準等の特例が平成14年４月１日以後開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。</td></tr>
</table>

注　記　事　項

（貸借対照表関係）

<table>
<tr><td colspan="2">前事業年度
(平成13年３月31日現在)</td><td rowspan="2">当事業年度
(平成14年３月31日現在)</td></tr>
<tr><td>株式会社さくら銀行</td><td>株式会社住友銀行</td></tr>
<tr><td>※1.　銀行法第２条第８項に規定する子会社の株式総額
216,175百万円
※2.　消費貸借契約により貸し付けている有価証券が、国債、地方債、保管有価証券等及び商品有価証券に合計292,171百万円含まれております。
※3.　自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。
※4.　貸出金のうち、破綻先債権額は174,814百万円、延滞債権額は849,931百万円であります。
なお、自己査定の結果に基づき、自己査定上の「破綻先債権」を破綻先債権として、「実質破綻先債権・破綻懸念先債権」を延滞債権としており、これらの貸出金の未収利息を収益不計上としております。</td><td>※1.　子会社の株式及び出資総額
701,758百万円
※2.　消費貸借契約により貸し付けている有価証券が、「国債」、「保管有価証券等」及び「商品有価証券」に合計1,956,646百万円含まれております。
※3.　自己株式のうち、商法第210条ノ２第２項第３号に定める自己株式はありません。
※4.　貸出金のうち、破綻先債権額は60,840百万円、延滞債権額は1,357,573百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。</td><td>※1.　子会社の株式及び出資総額
1,015,094百万円
※2.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に827百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は3,193,191百万円、当期末に当該処分をせずに所有しているものは507,010百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。
※4.　貸出金のうち、破綻先債権額は195,653百万円、延滞債権額は3,184,459百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。</td></tr>
</table>

前事業年度 (平成13年３月31日現在)		当事業年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※5.　貸出金のうち、３カ月以上延滞債権額は65,737百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※5.　貸出金のうち、３カ月以上延滞債権額は37,489百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※5.　貸出金のうち、３カ月以上延滞債権額は92,324百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※6.　貸出金のうち、貸出条件緩和債権額は124,600百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※6.　貸出金のうち、貸出条件緩和債権額は61,606百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※6.　貸出金のうち、貸出条件緩和債権額は2,344,016百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※7.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,215,082百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。	※7.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,517,508百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。	※7.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,816,452百万円であります。 なお、上記4.から7.に掲げた債権額は、貸倒引当金控除前の金額であります。
※8.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、790,565百万円であります。	※8.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、649,521百万円であります。	※8.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,216,707百万円であります。
※9.　担保に供している資産は次のとおりであります。 担保に供している資産 百万円 有価証券　1,846,734 貸出金　701,282 担保資産に対応する債務 百万円 預金　56,112 コールマネー　823,300 売渡手形　1,287,700 借用金　13,687 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、有価証券3,010,723百万円、貸出金393,511百万円を差し入れております。	※9.　担保に供している資産は次のとおりであります。 担保に供している資産 百万円 現金預け金　42,373 特定取引資産　734,362 有価証券　7,097,272 貸出金　1,671,141 担保資産に対応する債務 百万円 コールマネー　1,200,000 売現先勘定　4,857,211 売渡手形　2,744,800 借用金　99,864 支払承諾　42,373 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金62,978百万円、有価証券3,515,442百万円、貸出金120,089百万円及びその他資産(保管有価証券等)263,540百万円を差し入れております。	※9.　担保に供している資産は次のとおりであります。 担保に供している資産 百万円 現金預け金　45,623 特定取引資産　621,047 有価証券　8,926,055 貸出金　3,239,033 担保資産に対応する債務 百万円 コールマネー　1,505,000 売現先勘定　1,100,446 売渡手形　6,868,800 借用金　98,128 債券貸付取引担保金　2,504,332 支払承諾　45,571 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,669百万円、特定取引資産296百万円、有価証券2,764,145百万円及び貸出金58,095百万円を差し入れております。

前事業年度 (平成13年３月31日現在)		当事業年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、6,553,947百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、6,019,088百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、15,631,346百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、13,845,590百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※10．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが21,097,495百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※11．ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は187,117百万円、繰延ヘッジ利益の総額は208,206百万円であります。	※11．ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は652,998百万円、繰延ヘッジ利益の総額は679,896百万円であります。	※11．繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,057,953百万円、繰延ヘッジ利益の総額は1,150,941百万円であります。

前事業年度 (平成13年３月31日現在)		当事業年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※12．その他の負債には、合併交付金17,853百万円が含まれております。 ※13．土地の再評価に関する法律(平成10年３月31日公布法律34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等合理的な調整を行って算出 同法第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額と当該事業用土地の再評価後の帳簿価額の合計額との差額 29,099百万円	※13．土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第４号に定める路線価及び路線価のない土地は第２条第３号に定める固定資産税評価額に基づいて、奥行き価格補正等をするとともに、鑑定評価による時価との差異分析の結果を勘案する等、合理的な調整を行って算出。 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より71,433百万円下回っております。	※13．土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より90,526百万円下回っております。 また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。 再評価を行った年月日 平成14年３月31日 当該事業用土地の再評価前の帳簿価額 248,659百万円 当該事業用土地の再評価後の帳簿価額 169,520百万円 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令第２条第３号に定める固定資産税評価額及び同条第４号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

<table>
<tr><th colspan="2">前事業年度
(平成13年３月31日現在)</th><th rowspan="2">当事業年度
(平成14年３月31日現在)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td>※14. 動産不動産の減価償却累計額
229,232百万円
※15. 動産不動産の圧縮記帳額
30,234百万円
(当期圧縮記帳額　―百万円)
※16. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,318,762百万円が含まれております。
※17. 社債には、劣後特約付社債150,000百万円が含まれております。
※18. 会社が発行する株式の総数
普通株式　10,000,000千株
第一種優先株式　27,577千株
第二種優先株式　1,000,000千株
発行済株式総数
普通株式　4,118,077千株
第二回優先株式　2,577千株
第三回優先株式(第二種)　800,000千株
※19. 配当制限
当行の定款の定めるところにより、平成８年10月１日発行の第二回優先株式所有の株主及び、平成11年３月31日発行の第三回優先株式(第二種)所有の株主に対しては、優先配当金(第二回優先株式は１株につき年15円、第三回優先株式(第二種)は１株につき年13円70銭)を超えて配当することはありません。</td>
<td>※14. 動産不動産の減価償却累計額
282,759百万円
※15. 動産不動産の圧縮記帳額
52,199百万円
(当期圧縮記帳額　78百万円)
※16. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,194,896百万円が含まれております。
※17. 社債には、劣後特約付社債273,487百万円が含まれております。
※18. 会社が発行する株式の総数
普通株式　7,500,000千株
第一種優先株式　170,000千株
第二種優先株式　250,000千株
第三種優先株式　250,000千株
第四種優先株式　300,000千株
発行済株式総数
普通株式　3,141,062千株
第１回第一種優先株式　67,000千株
第２回第一種優先株式　100,000千株</td>
<td>※14. 動産不動産の減価償却累計額
522,831百万円
※15. 動産不動産の圧縮記帳額
76,321百万円
(当期圧縮記帳額　―百万円)
※16. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,050,790百万円が含まれております。
※17. 社債には、劣後特約付社債625,854百万円が含まれております。
※18. 会社が発行する株式の総数
普通株式　15,000,000千株
第一種優先株式　170,000千株
第二種優先株式　250,000千株
第三種優先株式　250,000千株
第四種優先株式　300,000千株
第五種優先株式　800,000千株
発行済株式総数
普通株式　5,709,424千株
第１回第一種優先株式　67,000千株
第２回第一種優先株式　100,000千株
第五種優先株式　800,000千株
※19. その他の剰余金のうち、商法第290条第１項第６号に規定されている時価を付したことにより増加した純資産額との関係から、利益の配当に充当することが制限されている金額は、36,980百万円であります。
※20. 商法第289条第２項及び銀行法第18条第２項の規定に基づき、当期中に資本準備金及び利益準備金を取り崩しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中の「資本準備金減少差益」は357,614百万円、当期未処分利益は241,421百万円増加しております。</td></tr>
</table>

前事業年度 (平成13年３月31日現在)		当事業年度 (平成14年３月31日現在)
株式会社さくら銀行	株式会社住友銀行	
※21．商法第280条ノ19第１項に規定する、取締役及び使用人に付与している新株引受権の内容は次のとおりであります。 平成11年８月23日をもって権利を付与した新株引受権 対象となる株式の種類 額面普通株式 対象となる株式の総数 279千株 新株の発行価額(行使価額) １株につき674円 平成12年７月25日をもって権利を付与した新株引受権 対象となる株式の種類 額面普通株式 対象となる株式の総数 291千株 新株の発行価額(行使価額) １株につき772円	※21．商法第280条ノ19第１項に規定する、取締役及び使用人に付与している新株引受権の内容は次のとおりであります。 平成10年７月31日をもって権利を付与した新株引受権 対象となる株式の種類 額面普通株式 対象となる株式の総数 296千株 新株の発行価額(行使価額) １株につき1,432円 平成11年７月30日をもって権利を付与した新株引受権 対象となる株式の種類 額面普通株式 対象となる株式の総数 393千株 新株の発行価額(行使価額) １株につき1,628円 平成12年７月31日をもって権利を付与した新株引受権 対象となる株式の種類 額面普通株式 対象となる株式の総数 353千株 新株の発行価額(行使価額) １株につき1,361円	※21．旧商法第280条ノ19第１項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成13年11月28日法律第128号)附則第６条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。 平成10年７月31日をもって権利を付与した新株引受権 対象となる株式の種類 普通株式 対象となる株式の総数 296千株 新株の発行価額(行使価額) １株につき1,432円 平成11年７月30日をもって権利を付与した新株引受権 対象となる株式の種類 普通株式 対象となる株式の総数 393千株 新株の発行価額(行使価額) １株につき1,628円 平成12年７月31日をもって権利を付与した新株引受権 対象となる株式の種類 普通株式 対象となる株式の総数 353千株 新株の発行価額(行使価額) １株につき1,361円 平成13年７月31日をもって権利を付与した新株引受権 対象となる株式の種類 普通株式 対象となる株式の総数 1,149千株 新株の発行価額(行使価額) １株につき1,035円 株式会社さくら銀行から承継した旧商法第280条ノ19第１項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成13年11月28日法律第128号)附則第６条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。

<table>
<tr><th colspan="2">前事業年度
(平成13年３月31日現在)</th><th rowspan="2">当事業年度
(平成14年３月31日現在)</th></tr>
<tr><th>株式会社さくら銀行</th><th>株式会社住友銀行</th></tr>
<tr><td></td><td></td><td>平成11年８月23日をもって権利を付与した新株引受権
対象となる株式の種類
普通株式
対象となる株式の総数
167千株
新株の発行価額(行使価額)
１株につき1,124円
平成12年７月25日をもって権利を付与した新株引受権
対象となる株式の種類
普通株式
対象となる株式の総数
174千株
新株の発行価額(行使価額)
１株につき1,287円</td></tr>
</table>

（損益計算書関係）

前事業年度（自 平成12年４月１日 至 平成13年３月31日）		当事業年度（自 平成13年４月１日 至 平成14年３月31日）
株式会社さくら銀行	株式会社住友銀行	
※1. その他の経常収益には、株式関連派生商品に係る収益43,661百万円、退職給付信託設定益29,602百万円を含んでおります。 ※2. その他の経常費用には、債権売却損引当金繰入額33,864百万円、株式会社共同債権買取機構へ不動産担保付債権を売却したことによる損失20,449百万円を含んでおります。	※1. その他の経常収益には、退職給付信託に係る信託設定益23,300百万円を含んでおります。	※1. その他の経常収益には、退職給付信託に係る信託設定益7,715百万円を含んでおります。
		※3. その他の特別利益は、子会社清算に伴う配当であります。
※4. 「その他の特別損失」は、退職給付会計導入に伴う会計基準変更時差異の費用処理額であります。	※4. その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額であります。	※4. その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円であります。

(リース取引関係)

前事業年度（自 平成12年4月1日 至 平成13年3月31日）

株式会社さくら銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動産
	百万円
取得価額相当額	49,952
減価償却累計額相当額	28,019
期末残高相当額	21,932

（注） 取得価額相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法によっております。

・未経過リース料期末残高相当額

	百万円
1年内	6,980
1年超	14,952
合計	21,932

（注） 未経過リース料期末残高相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法によっております。

・当期の支払リース料
7,839百万円

・減価償却費相当額
7,839百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2. オペレーティング・リース取引

・未経過リース料

	百万円
1年内	1,011
1年超	6,222
合計	7,233

株式会社住友銀行

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動産	その他	合計
	百万円	百万円	百万円
取得価額相当額	19,810	278	20,089
減価償却累計額相当額	6,219	168	6,387
期末残高相当額	13,591	110	13,702

・未経過リース料期末残高相当額

	百万円
1年内	3,556
1年超	10,503
合計	14,059

・当期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料
4,977百万円

減価償却費相当額
4,157百万円

支払利息相当額
555百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

	百万円
1年内	4,702
1年超	28,869
合計	33,571

当事業年度（自 平成13年4月1日 至 平成14年3月31日）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動産	その他	合計
	百万円	百万円	百万円
取得価額相当額	56,283	9,629	65,913
減価償却累計額相当額	25,518	3,226	28,745
期末残高相当額	30,765	6,403	37,168

・未経過リース料期末残高相当額

	百万円
1年内	10,650
1年超	27,417
合計	38,068

・当期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料
11,366百万円

減価償却費相当額
10,477百万円

支払利息相当額
945百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

	百万円
1年内	16,719
1年超	109,107
合計	125,827

（有 価 証 券 関 係）

○ 子会社株式及び関連会社株式で時価のあるもの

Ⅰ 当事業年度

（金額単位 百万円）

年度別 / 種類	当事業年度 （平成14年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	104,003	101,413	△2,589
関連会社株式	8,485	10,974	2,488
合計	112,488	112,387	△101

（注） 時価は、期末日における市場価格等に基づいております。

Ⅱ 前事業年度

株式会社さくら銀行

（金額単位 百万円）

年度別 / 種類	前事業年度 （平成13年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	64,337	68,556	4,219
関連会社株式	―	―	―
合計	64,337	68,556	4,219

（注） 時価は、期末日における市場価格等に基づいております。

株式会社住友銀行

（金額単位 百万円）

年度別 / 種類	前事業年度 （平成13年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	37,426	30,618	△6,807
関連会社株式	8,800	9,287	486
合計	46,226	39,905	△6,320

（注） 時価は、期末日における市場価格等に基づいております。

（税効果会計関係）

前事業年度（自 平成12年４月１日 至 平成13年３月31日）

株式会社さくら銀行

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	百万円
繰延税金資産	
貸倒引当金	378,015
税務上の繰越欠損金	80,009
債権売却損失引当金	26,328
退職給付引当金	20,373
有価証券償却	15,695
その他	22,514
繰延税金資産小計	542,936
評価性引当額	―
繰延税金資産合計	542,936
繰延税金負債	
退職給付信託設定益	△11,604
その他	△7,132
繰延税金負債合計	△18,737
繰延税金資産の純額	524,199

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主な項目別の内訳

	%
法定実効税率	39.62
（調整）	
税率変更による事業年度末繰延税金資産の減額修正	4.04
受取配当金等の益金不算入額	△4.04
その他	1.30
税効果会計適用後の法人税等の負担率	40.92

3. 「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年６月９日大阪府条例第131号）が平成12年６月９日に公布されたことから、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当事業年度より前事業年度の39.62%から39.20%に変更しております。この変更により、繰延税金資産の金額は5,616百万円減少し、当事業年度に計上された法人税等調整額の金額は同額増加しております。また、再評価に係る繰延税金負債の金額は294百万円減少し、再評価差額金の金額は同額増加しております。

株式会社住友銀行

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	百万円
繰延税金資産	
貸倒引当金	237,187
貸出金償却	190,412
税務上の繰越欠損金	71,601
債権売却損失引当金	26,942
有価証券償却	9,118
退職給付引当金	7,583
減価償却費	7,537
その他	16,483
繰延税金資産小計	566,865
評価性引当額	△2,187
繰延税金資産合計	564,678
繰延税金負債	
退職給付信託設定益	△8,857
その他	△5,348
繰延税金負債合計	△14,205
繰延税金資産の純額	550,472

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

	%
法定実効税率	39.83
（調整）	
税率変更による期末繰延税金資産の減額修正	19.71
その他	△1.08
税効果会計適用後の法人税等の負担率	58.46

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年６月９日大阪府条例第131号）が平成12年６月９日に公布されたことから、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を、当期より前期の39.83%から38.05%に変更しております。この変更により、繰延税金資産の金額は26,422百万円減少し、当期に計上された法人税等調整額の金額は同額増加しております。また、「再評価に係る繰延税金負債」の金額は4,795百万円減少し、「再評価差額金」の金額は同額増加しております。

当事業年度（自 平成13年４月１日 至 平成14年３月31日）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	百万円
繰延税金資産	
貸倒引当金	737,707
貸出金償却	403,067
税務上の繰越欠損金	59,798
債権売却損失引当金	31,118
有価証券償却	205,700
その他有価証券評価差額金	187,468
退職給付引当金	98,475
減価償却費	9,130
その他	49,067
繰延税金資産小計	1,781,534
評価性引当額	△6,628
繰延税金資産合計	1,774,905
繰延税金負債	
退職給付信託設定益	△23,402
その他	△10,389
繰延税金負債合計	△33,791
繰延税金資産の純額	1,741,114

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

	%
法定実効税率	38.62
（調整）	
受取配当金益金不算入	5.30
外国税額	△3.42
合併に伴う期首税率変更	0.13
その他	△0.80
税効果会計適用後の法人税等の負担率	39.83

（1 株 当 た り 情 報）

	前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
	株式会社さくら銀行	株式会社住友銀行	
1株当たり純資産額	358.43円	451.35円	332.02円
1株当たり当期純利益 (△は1株当たり当期純損失)	17.28円	16.59円	△59.20円
潜在株式調整後 1株当たり当期純利益	17.24円	16.25円	―円

（注）1. 1株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数（当事業年度は「自己株式」を除く）で除して算出しております。

2. 1株当たり当期純利益（又は当期純損失）は、当期純利益（又は当期純損失）から当期優先株式配当金総額（前事業年度の株式会社さくら銀行は合併交付金を含む）を控除した金額を、期中平均発行済普通株式数（当事業年度は「自己株式」を除く）で除して算出しております。

3. 潜在株式調整後1株当たり当期純利益につきましては、当事業年度は当期純損失が計上されているため、記載しておりません。

（重 要 な 後 発 事 象）

前事業年度 (自 平成12年4月1日 至 平成13年3月31日)		当事業年度 (自 平成13年4月1日 至 平成14年3月31日)
株式会社さくら銀行	株式会社住友銀行	
株式会社住友銀行と当行は、平成12年6月29日開催の当行の第10期定時株主総会および株式会社住友銀行の第156期定時株主総会（いずれも普通株式にかかる種類株主総会を兼ねる。）において、また、当行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式（第二種）にかかる種類株主総会ならびに平成12年6月28日開催の株式会社住友銀行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社住友銀行に、資産・負債その他の権利義務の一切ならびに従業員を引き継ぎました。	株式会社さくら銀行と当行は、平成12年6月29日開催の当行の第156期定時株主総会および株式会社さくら銀行の第10期定時株主総会（いずれも普通株式にかかる種類株主総会を兼ねる。）において、また、平成12年6月28日開催の当行の第1回第一種優先株式および第2回第一種優先株式にかかる種類株主総会ならびに株式会社さくら銀行の平成12年6月29日開催の第二回優先株式にかかる種類株主総会および平成12年6月28日開催の第三回優先株式（第二種）にかかる種類株主総会において、それぞれ承認可決された合併契約書に基づき、平成13年4月1日をもって合併し、当行は、株式会社さくら銀行の資産・負債その他の権利義務の一切ならびに従業員を引き継ぎ、商号を「株式会社三井住友銀行」に変更いたしました。 合併に関する事項の概要は、「第5 経理の状況 1. 連結財務諸表等 (1)連結財務諸表 注記事項」中の（重要な後発事象）に記載のとおりであります。	――――

④ 附属明細表

第１期 ［自 平成13年４月１日
　　　　至 平成14年３月31日］

a．有形固定資産等明細表

（金額単位　百万円）

資産の種類		前期末残高	株式会社さくら銀行からの引継額	当期増加額	当期減少額	当期末残高	減価償却累計額又は償却累計額	当期償却額	差引当期末残高	摘要
有形固定資産	土地	(△6) 364,877	(△7) 77,715	261,691	(79,139) 197,766	506,518	—	—	506,518	
	建物	(△269) 256,804	(△166) 136,255	67,879	25,664	435,274	232,218	7,209	203,056	
	動産	(△584) 185,643	(△308) 179,586	27,831	23,825	369,235	290,612	28,429	78,622	
	建設仮払金	(△52) 1,963	(△0) 2,671	6,322	8,350	2,606	—	—	2,606	
	計	(△913) 809,288	(△482) 396,227	363,725	255,607	1,313,635	522,831	35,638	790,804	—
無形固定資産	借地権	—	—	—	—	8,314	—	—	8,314	
	電話加入権	—	—	—	—	1,642	—	—	1,642	
	電気通信施設利用権	—	—	—	—	1,748	1,263	82	484	
	ソフトウェア	—	—	—	—	184,686	91,072	29,856	93,614	
	計	—	—	—	—	196,392	92,336	29,938	104,055	—
社債発行差金		(△0) 182	—	120	—	303	83	50	220	

（注）1. 前期末残高欄及び株式会社さくら銀行からの引継額欄における（ ）内は為替換算差額であります。

2. 当期増加額欄には、エスエムビーシー資産管理サービス株式会社からの引継額319,154百万円（土地261,447百万円、建物56,278百万円、動産1,414百万円及び建設仮払金13百万円）が含まれております。

3. 土地の当期減少額欄における（ ）内は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）により行った土地の再評価に係る再評価差額金であります。

4. 土地、建物、動産の３つの項目は、貸借対照表科目では「土地建物動産」に計上しております。

5. 借地権、電話加入権、電気通信施設利用権の３つの項目は、貸借対照表科目では「保証金権利金」に計上しております。

6. ソフトウェアは、貸借対照表科目では「その他の資産」に計上しております。

7. 無形固定資産の金額が資産総額の１％以下であるため、無形固定資産に係わる記載中の「前期末残高」、「株式会社さくら銀行からの引継額」、「当期増加額」及び「当期減少額」の記載を省略しております。

b. 資本金等明細表

（金額単位　百万円）

区分		前期末残高	株式会社さくら銀行からの引継額	当期増加額	当期減少額	当期末残高	摘要
資本金		752,848	523,851	50,355	309	1,326,746	
うち既発行株式	普通株式	(3,141,062,101株) 502,348	(2,470,846,767株) 123,542	(97,515,527株) 50,355	— —	(5,709,424,395株) 676,246	(注)1,2
	第1回第一種優先株式	(67,000,000株) 100,500	— —	— —	— —	(67,000,000株) 100,500	
	第2回第一種優先株式	(100,000,000株) 150,000	— —	— —	— —	(100,000,000株) 150,000	
	第五種優先株式	— —	(800,000,000株) 400,000	— —	— —	(800,000,000株) 400,000	
	第六種優先株式	— —	(2,577,000株) 309	— —	(2,577,000株) 309	— —	(注)3
	計	(3,308,062,101株) 752,848	(3,273,423,767株) 523,851	(97,515,527株) 50,355	(2,577,000株) 309	(6,676,424,395株) 1,326,746	
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金	642,524	—	49,954	—	692,479	(注)2
	合併差益	—	991,326	11	357,059	634,279	(注)4,5
	その他	555	—	—	555	—	(注)5
	(その他の資本剰余金) 資本準備金減少差益	—	—	357,614	—	357,614	(注)6
	計	643,080	991,326	407,580	357,614	1,684,373	
利益準備金及び任意積立金	(利益準備金)	107,859	131,261	2,300	241,421	—	(注)5,7
	(任意積立金) 海外投資等損失準備金	25	36	0	4	58	(注)8
	行員退職積立金	1,490	166	—	—	1,656	
	別途準備金	164,020	55,825	—	—	219,845	
	計	273,395	187,289	2,300	241,425	221,560	

(注) 1. 当期末における自己株式数は434,559株であります。
2. 当期増加額は、転換社債の転換によるもの（普通株式91,324,178株、資本金50,045百万円、資本準備金49,954百万円）及び優先株式からの転換によるもの（普通株式6,191,349株、資本金309百万円）であります。
3. 当期減少額は、普通株式への転換によるものであります。
4. 当期増加額は、エスエムビーシー資産管理サービス株式会社との合併によるものであります。
5. 当期減少額は、商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金及び利益準備金の取り崩しによるものであります。
6. 当期増加額は、商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩しによるものであります。
7. 当期増加額は、前期決算の利益処分によるものであります。
8. 当期増加額及び当期減少額は、前期決算の利益処分によるものであります。

c. 引当金明細表

（金額単位　百万円）

区分		前期末残高	株式会社さくら銀行からの引継額	当期増加額	当期減少額		当期末残高	摘要
					目的使用	その他		
貸倒引当金	一般貸倒引当金	(△1,877) 226,830	(△2,370) 145,197	872,338	—	*372,027	872,338	*洗替による取崩額
	個別貸倒引当金	(△1,879) 439,611	(△109) 270,451	1,084,065	289,180	*420,881	1,084,065	*洗替による取崩額
	うち非居住者向け債権分	(△1,633) 24,327	(△109) 20,137	39,850	10,641	* 33,822	39,850	*洗替による取崩額
	特定海外債権引当勘定	8,358	(△3) 11,634	15,445	—	* 19,992	15,445	*洗替による取崩額
賞与引当金		—	—	11,342	—	—	11,342	
債権売却損失引当金		70,809	67,163	38,166	94,430	* 1,132	80,576	*売却済債権の担保価値の上昇等による取崩額
金融先物取引責任準備金		8	9	—	—	—	18	
計		(△3,757) 745,617	(△2,482) 494,456	2,021,358	383,611	814,034	2,063,785	

（注）（　）内は為替換算差額であります。

○未払法人税等

（金額単位　百万円）

区分	前期末残高	株式会社さくら銀行からの引継額	当期増加額	当期減少額		当期末残高
				目的使用	その他	
未払法人税等	8,449	(△324) 3,636	31,679	11,890	—	31,874
未払法人税等	333	(△324) 3,636	1,412	3,774	—	1,607
未払事業税	8,116	—	30,267	8,116	—	30,267

（注）（　）内は為替換算差額であります。

(2) 主な資産及び負債の内容

当事業年度末(平成14年３月31日現在)の主な資産及び負債の内容は、次のとおりであります。

① 資　産　の　部

預け金	日本銀行への預け金551,107百万円、他の銀行への預け金3,632,886百万円その他であります。
その他の証券	外国証券3,597,685百万円その他であります。
前払費用	借用金利息1,182百万円、支払手数料3,953百万円その他であります。
未収収益	貸出金利息99,594百万円、有価証券利息配当金164,444百万円その他であります。
その他の資産	金融安定化拠出金等208,572百万円、仮払金109,122百万円(未収還付法人税等及びＢＡＮＣＳ立替資金等)、ソフトウェア93,614百万円、オプション資産67,108百万円その他であります。

② 負　債　の　部

その他の預金	外貨預金2,902,138百万円、別段預金957,408百万円その他であります。
未払費用	預金利息91,368百万円、借用金利息25,591百万円、社債利息9,143百万円その他であります。
前受収益	貸出金利息29,378百万円、買現先利息2,783百万円その他であります。
その他の負債	有価証券取引等の約定未払金156,147百万円、仮受金170,259百万円(送金及び振込資金等)、オプション負債137,805百万円その他であります。

(3) そ　の　他

該当ありません。

第6　提出会社の株式事務の概要

<table>
<tr><td>決算期</td><td colspan="2">3月31日</td><td>定時株主総会</td><td>6月中</td></tr>
<tr><td>株主名簿閉鎖の期間</td><td colspan="2">――</td><td>基準日</td><td>3月31日</td></tr>
<tr><td rowspan="2">株券の種類</td><td colspan="2" rowspan="2">100株未満株券・100株券・500株券
1,000株券・10,000株券・
100,000株券及び1,000,000株券</td><td>中間配当基準日</td><td>9月30日</td></tr>
<tr><td>1単元の株式数</td><td>1,000株</td></tr>
<tr><td rowspan="4">株式の名義書換え</td><td>取扱場所</td><td colspan="3">東京都千代田区丸の内1丁目4番4号
住友信託銀行株式会社証券代行部</td></tr>
<tr><td>代理人</td><td colspan="3">大阪市中央区北浜4丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="3">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>名義書換手数料</td><td>無料</td><td>不所持株券の交付請求及び株券の喪失、汚損又は毀損による再発行請求にかかる手数料</td><td>株券1枚につき250円</td></tr>
<tr><td rowspan="4">単元未満株式の買取り</td><td>取扱場所</td><td colspan="3">東京都千代田区丸の内1丁目4番4号
住友信託銀行株式会社証券代行部</td></tr>
<tr><td>代理人</td><td colspan="3">大阪市中央区北浜4丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="3">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>買取手数料</td><td colspan="3">1単元の株式の数当りの売買の委託に係る手数料相当額を買取った単元未満株式の数で按分した額</td></tr>
<tr><td>公告掲載新聞名</td><td colspan="4">日本経済新聞</td></tr>
<tr><td>株主に対する特典</td><td colspan="4">該当ありません</td></tr>
</table>

第７　提出会社の参考情報

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 臨　時　報　告　書　　平成13年４月２日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号(合併に伴う新株式の発行)に基づく臨時報告書であります。

(2) 臨　時　報　告　書　　平成13年４月２日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(3) 発　行　登　録　書
及びその添付書類　　平成13年４月２日
関東財務局長に提出。

社債の募集に係る発行登録書であります。

(4) 発　行　登　録　書
及びその添付書類　　平成13年４月２日
関東財務局長に提出。

社債の売出しに係る発行登録書であります。

(5) 臨　時　報　告　書　　平成13年４月６日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第４号(主要株主の異動)に基づく臨時報告書であります。

(6) 発行登録追補書類　　平成13年４月10日
関東財務局長に提出。

平成13年４月２日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(7) 発行登録追補書類　　平成13年６月６日
関東財務局長に提出。

平成13年４月２日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(8) 有価証券報告書　(事業年度(第11期)　自　平成12年４月１日　至　平成13年３月31日)　平成13年６月29日
関東財務局長に提出。

(旧株式会社さくら銀行)

(9) 有価証券報告書
及びその添付書類　(事業年度(第157期)　自　平成12年４月１日　至　平成13年３月31日)　平成13年６月29日
関東財務局長に提出。

(旧株式会社住友銀行)

(10) 発行登録追補書類　　平成13年7月6日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(11) 有価証券届出書及びその添付書類　(ストックオプションによる新株引受権付与)　平成13年7月19日
関東財務局長に提出。

(12) 有価証券届出書の訂正届出書　　平成13年7月31日
関東財務局長に提出。

平成13年7月19日提出上記(11)の有価証券届出書に係る訂正届出書であります。

(13) 発行登録追補書類　　平成13年9月5日
関東財務局長に提出。

平成13年4月2日提出上記(4)の発行登録書に係る発行登録追補書類であります。

(14) 発行登録追補書類　　平成13年10月3日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(15) 半期報告書　((第1期中) 自　平成13年4月1日 至　平成13年9月30日)　平成13年12月18日
関東財務局長に提出。

(16) 発行登録追補書類　　平成13年9月5日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(17) 発行登録追補書類　　平成13年10月3日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る発行登録追補書類であります。

(18) 臨時報告書　　平成14年6月26日
関東財務局長に提出。

企業内容等の開示に関する内閣府例第19条第2項第9号(代表取締役の異動)に基づく臨時報告書であります。

(19) 訂正発行登録書　　平成13年4月6日
平成13年4月23日
平成13年5月31日
平成13年6月29日
平成13年9月18日
平成13年12月18日
平成14年1月9日
平成14年2月12日
平成14年6月26日
及び平成14年6月28日
関東財務局長に提出。

平成13年4月2日提出上記(3)の発行登録書に係る訂正発行登録書であります。

(20) 訂正発行登録書　　　　　　　　　　平成13年４月23日
平成13年６月29日
平成13年12月18日
平成14年６月26日
及び平成14年６月28日
関東財務局長に提出。

平成13年４月２日提出上記(4)の発行登録書に係る訂正発行登録書であります。

(21) 訂正発行登録書
及び添付書類　　　　　　　　　　平成13年５月29日
平成13年12月４日
平成14年４月２日
及び平成14年５月28日
関東財務局長に提出。

平成13年４月２日提出上記(3)の発行登録書に係る訂正発行登録書であります。

第二部　提出会社の保証会社等の情報

該当ありません。

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成14年7月31日提出

会　社　名　株式会社 三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　梅山　勉

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
株式会社名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

（本書面の枚数　表紙共３枚）

Ⅰ 提 出 理 由

当行は、平成14年7月30日開催の取締役会において、平成14年6月27日開催の第1期定時株主総会決議において決議された商法第280条ノ20および同法第280条ノ21の規定に基づく新株予約権を平成14年8月30日に発行することを決議致しましたので、証券取引法第24条の5第4項および企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づき提出するものであります。

Ⅱ 報 告 内 容

(1)銘柄

株式会社三井住友銀行新株予約権証券

(2)発行数

１，６２０個とする。

なお、新株予約権１個当りの目的たる株式の数は、１，０００株とする。

(3)新株予約権の発行価格

無償とする。

(4)発行価額の総額

未定

(5)新株予約権の目的となる株式の種類及び数

当行普通株式１，６２０，０００株とする。

(6)新株予約権の行使に際して払い込むべき金額

① 当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ４５取引日前から始まる３０取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に１．０５を乗じた金額とする。ただし、１円未満の端数は切り上げる。

② 払込金額は、新株予約権発行日後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）には、次の算式により調整される。ただし、調整の結果生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当り払込金額}}{1\text{株当り時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(7)新株予約権の行使期間

平成１６年６月２８日から平成２４年６月２７日まで

(8)新株予約権の行使の条件

①被割当者は、権利行使時において役職員の地位にあることを要する。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。

②被割当者が死亡した場合には、その相続人が新株予約権を行使できる。

(9)新株予約権の行使により株券を発行する場合の当該株券の発行価格のうちの資本組入額

資本に組入れる額は、新株予約権の行使時に払い込むべき１株当たりの金額に０．５を乗じた金額とし、計算の結果１円未満の端数を生じる場合、その端数を切り上げる。

(10)新株予約権の譲渡に関する事項

新株予約権の譲渡については、取締役会の承認を要する。

(11)取得の申込みの勧誘の相手方の人数及びその内訳

当行役職員合計６７７人

(12)企業内容等の開示に関する内閣府令第19条第２項第２号の２ニに定める関係

該当ありません。

(13)勧誘の相手方と提出会社との間の取決めの内容

①新株予約権の消却事由及び消却の条件

被割当者が新株予約権を行使する前に役職員の地位を失ってから５年が経過した場合、当行は当該新株予約権を無償で消却することができる。

②新株予約権証券の発行

新株予約権証券は新株予約権者の請求あるときに限り発行すべきものとする。

以　上

File No. 82-4395
Exhibit A3

平成14年6月11日

株 主 各 位

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友銀行
頭取 西川善文

定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、来る6月27日(木曜日)午前10時より東京都千代田区丸の内1丁目3番2号当行大手町本部ビルにおいて、下記事項を目的事項として、第1期定時株主総会を開催いたしますから、ご出席くださいますようお願い申し上げます。
なお、当日ご出席願えない場合は、お手数ながら後記の参考書類をご検討願い、同封の議決権行使書用紙に賛否をご表示いただき、ご押印のうえ、ご返送くださいますようお願い申し上げます。

敬 具

会議の目的事項

報告事項　平成13年4月1日より平成14年3月31日に至る第1期営業報告書、貸借対照表及び損益計算書報告の件

決議事項

〈会社提案（第1号議案から第6号議案まで）〉

第1号議案　第1期利益処分計算書案承認の件

第2号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

第3号議案　取締役6名選任の件

第4号議案　監査役3名選任の件

第5号議案　役職員に対し新株予約権発行の件
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

第6号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

〈株主提案（第7号議案及び第8号議案）〉

第7号議案　定款一部変更の件(1)
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

第8号議案　定款一部変更の件(2)
議案の要領は、後記の「議決権の行使についての参考書類」に記載のとおりであります。

招集通知に添付すべき計算書類及び監査報告書謄本は、別添の「第1期報告書」に記載のとおりであります。

以 上

（お願い） 当日ご出席の際は、お手数ながら同封の**出席票**を議決権行使書用紙と切り離さずに会場受付へご提出願います。

議決権の行使についての参考書類

1. 総株主の議決権の数　5,659,526個

2. 議案及び参考事項

〈会社提案（第１号議案から第６号議案まで）〉

第１号議案から第６号議案までは、会社提案によるものであります。

第１号議案　第１期利益処分計算書案承認の件

議案の内容は別添の「第１期報告書」（30頁）に記載のとおりであります。

当期は、大幅な損失計上となりましたため、内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要がありますことから、誠に遺憾に存じますが、当期末の普通株式の配当金につきましては、１株につき４円（期を通じての配当金は前期にくらべ１株につき２円の減額）とさせていただきたいと存じます。

また、当期末の第１回第一種優先株式、第２回第一種優先株式及び第五種優先株式の配当金につきましては、それぞれ１株につき所定の10円50銭、28円50銭及び13円70銭とさせていただきたいと存じます。

第２号議案　定款一部変更の件

（変更の理由及び議案の要領）

新株予約権制度の創設や会社関係書類の電子化などを内容とする「商法等の一部を改正する法律」（平成13年11月28日法律第128号）の施行に伴い、関係条文を整備いたしたく、定款を変更しようとするものであります。

変更の内容は次のとおりであります。

現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　更　案	変　更　の　理　由
（発行株式総数<u>、１単元の株式の数および単元未満株券の不発行</u>） 第５条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	**（発行株式総数）** 第５条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	現行定款の条文を整備しようとするものであります。
<u>②</u>当銀行の１単元の株式の数は、全ての種類の株式につき1,000株とする。	**<u>（１単元の株式の数および単元未満株券の不発行）</u>** <u>第６条</u>　当銀行の１単元の株式の数は、全ての種類の株式につき1,000株とする。	
<u>③</u>当銀行は、１単元の株式の数に満たない株式(以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。	<u>②</u>当銀行は、１単元の株式の数に満たない株式(以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。	

現行定款	変更案	変更の理由
（新株引受権） 第6条　当銀行は、取締役または使用人に対し商法第280条ノ19の規定による新株の引受権を与えることができる。	（削　除）	新株予約権制度の創設に伴い、不要になった条文を削除しようとするものであります。
（基準日） 第7条　当銀行は、毎年3月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載された議決権を行使しうる株主（実質株主を含む。以下同じ）をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	**（基準日）** 第7条　当銀行は、毎年3月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使しうる株主（実質株主を含む。以下同じ）をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	株主名簿について、電磁的記録により作成できることが明確化されたことに伴い、変更しようとするものであります。
（優先株式の併合または分割、優先株主の新株引受権等） 第9条の7　当銀行は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当銀行は、優先株主に対し、新株の引受権または転換社債もしくは新株引受権付社債の引受権を与えない。	**（優先株式の併合または分割、優先株主の新株引受権等）** 第9条の7　当銀行は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当銀行は、優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。	転換社債制度及び新株引受権付社債制度の廃止並びに新株予約権付社債制度の創設に伴い、変更しようとするものであります。
（議決権の代理行使） 第13条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当銀行の当該株主総会において議決権を行使しうる株主に限る。 ②代理人は、当銀行に委任状を提出しなければならない。	**（議決権の代理行使）** 第13条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当銀行の当該株主総会において議決権を行使しうる株主に限る。 ②株主または代理人は、当銀行に委任状を提出しなければならない。	議決権の代理行使について、委任状を提出すべき者に株主が加えられたことに伴い、変更しようとするものであります。

現行定款	変更案	変更の理由
(利益配当) 第26条　利益配当金は、決算期における最終の株主名簿に記載された株主または登録質権者に支払うものとする。	**(利益配当)** 第26条　利益配当金は、決算期における最終の株主名簿に記載または記録された株主または登録質権者に支払うものとする。	株主名簿について、電磁的記録により作成できることが明確化されたことに伴い、変更しようとするものであります。
(中間配当) 第27条　当銀行は、取締役会の決議により毎年９月30日における最終の株主名簿に記載された株主または登録質権者に対し商法第293条ノ５の規定による金銭の分配（本定款において中間配当という）を行うことができる。	**(中間配当)** 第27条　当銀行は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録質権者に対し商法第293条ノ５の規定による金銭の分配（本定款において中間配当という）を行うことができる。	株主名簿について、電磁的記録により作成できることが明確化されたことに伴い、変更しようとするものであります。
(優先株式および転換社債の転換と配当) 第28条　第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	**(優先株式の転換と配当)** 第28条　第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	転換社債制度の廃止に伴い、変更しようとするものであります。

第３号議案　取締役６名選任の件

本総会終結の時をもって、取締役 西川善文、同 栗山道義、同 永田武全、同 奥　正之、同 野田賢治郎、同 松本睦彦の６氏が任期満了となりますので、この際取締役６名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏名 生年月日	略歴	所有する当行の株式の数
①	にしかわ　よしふみ 西川善文 昭和13年８月３日生	昭和36年４月　株式会社住友銀行入行 昭和61年６月　同取締役 平成元年６月　同常務取締役 平成３年11月　同専務取締役 平成８年５月　同副頭取 平成９年６月　同頭取 平成11年６月　同頭取兼最高執行役員 平成13年４月　当行頭取兼最高執行役員(現任)	30,049株
②	くりやま　みちよし 栗山道義 昭和18年12月９日生	昭和42年４月　株式会社住友銀行入行 平成４年６月　同取締役 平成９年６月　同常務取締役 平成11年６月　同常務取締役兼常務執行役員 平成12年６月　同専務取締役兼専務執行役員 平成13年４月　当行専務取締役兼専務執行役員(現任)	24,835株
③	ながた　たけはる 永田武全 昭和19年５月23日生	昭和42年４月　株式会社住友銀行入行 平成４年６月　同取締役 平成９年６月　同常務取締役 平成11年６月　同常務取締役兼常務執行役員 平成12年６月　同専務取締役兼専務執行役員 平成13年４月　当行専務取締役兼専務執行役員(現任)	24,062株
④	おく　まさゆき 奥　正之 昭和19年12月２日生	昭和43年４月　株式会社住友銀行入行 平成６年６月　同取締役 平成10年11月　同常務取締役 平成11年６月　同常務取締役兼常務執行役員 平成13年１月　同専務取締役兼専務執行役員 平成13年４月　当行専務取締役兼専務執行役員(現任)	12,000株

候補者番号	氏名 生年月日	略歴	所有する当行の株式の数
⑤	のだ けんじろう 野田 賢治郎 昭和21年4月4日生	昭和44年7月 株式会社住友銀行入行 平成8年6月 同取締役 平成11年6月 同取締役辞任 平成11年6月 同執行役員 平成12年5月 同常務執行役員 平成12年6月 同常務取締役兼常務執行役員 平成13年4月 当行常務取締役兼常務執行役員 本店第一営業本部長委嘱 平成14年6月 同常務取締役兼常務執行役員(現任)	13,312株
⑥	まつもと むつひこ 松本 睦彦 昭和20年6月7日生	昭和44年7月 株式会社住友銀行入行 平成8年6月 同取締役 平成11年6月 同取締役辞任 平成11年6月 同執行役員 平成12年5月 同常務執行役員 平成12年6月 同常務取締役兼常務執行役員 平成13年4月 当行常務取締役兼常務執行役員(現任)	12,000株

第４号議案 監査役３名選任の件

本総会終結の時をもって、監査役 伊藤助成氏が任期満了となり、また、監査役 平岩外四、同 岡村泰孝の両氏が辞任されますので、この際監査役３名の選任をお願いいたしたいと存じます。

監査役候補者は、次のとおりであります。

なお、本議案につきましては、監査役会の同意を得ております。

候補者番号	氏名 生年月日	略歴及び他の会社の代表状況	所有する当行の株式の数
①	いとう じょせい 伊藤助成 昭和４年５月25日生	昭和28年３月 日本生命保険相互会社入社 平成元年７月 同社社長 平成９年４月 同社取締役会長(現任) 平成11年６月 株式会社住友銀行監査役 平成13年４月 当行監査役(現任) (他の会社の代表状況) 日本生命保険相互会社 取締役会長	0株
②	なかむら きんろう 中村金郎 昭和24年６月24日生	昭和47年４月 株式会社住友銀行入行 平成９年１月 同青山支店長 平成11年４月 同人形町法人部長 平成13年４月 当行人形町法人営業部長 平成14年６月 同本店上席推進役(現任)	6,189株
③	なす しょう 那須翔 大正13年９月19日生	昭和23年４月 関東配電株式会社入社 昭和26年５月 東京電力株式会社引継入社 昭和59年６月 同社取締役社長 平成５年６月 同社取締役会長 平成11年６月 同社相談役(現任)	0株

注 1. 監査役 伊藤助成、同候補者 那須 翔の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の要件を満たしております。

2. 「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」(平成13年12月12日法律第149号) 附則第７条により、任期は就任後３年内の最終の決算期に関する定時株主総会終結の時までであります。

第５号議案　役職員に対し新株予約権発行の件

（提案の理由及び議案の要領）

長期的な業績向上を通じて株主各位の利益をお図りするため、業績向上に対する報奨として、役職員に対し新株予約権を無償で発行いたしたいと存じます。

議案の要領は次のとおりであります。

⑴　新株予約権の目的たる株式の種類及び数

当行普通株式1,850,000株を上限とする。

⑵　新株予約権の総数

1,850個を上限とする。なお、新株予約権１個当りの目的たる株式の数は1,000株とする。

⑶　新株予約権の発行価額

無償とする。

⑷　新株予約権の行使に際して払込をなすべき額

①　当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ45取引日前から始まる30取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に1.05を乗じた金額とする。ただし、１円未満の端数は切り上げる。

②　払込金額は、新株予約権発行日後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）には、次の算式により調整される。ただし、調整の結果生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当り払込金額}}{1\text{株当り時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(5) 新株予約権を行使することができる期間

平成16年６月28日から平成24年６月27日まで

(6) 新株予約権の行使の条件

① 被割当者は、権利行使時において役職員の地位にあることを要する。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。

② 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。

(7) 新株予約権の消却事由及び消却の条件

被割当者が新株予約権を行使する前に役職員の地位を失ってから５年が経過した場合、当行は当該新株予約権を無償で消却することができる。

(8) 新株予約権の譲渡

新株予約権の譲渡については、取締役会の承認を要する。

第6号議案 退任取締役及び退任監査役に対し退職慰労金贈呈の件

平成14年6月20日付をもって辞任されます取締役 奥山俊一氏及び平成14年6月26日付をもって辞任されます取締役 白賀洋平氏、同 足助明郎氏、同 石川博一氏、同 佐久間 邁氏、同 中尾秀光氏、同 小川惠三氏、同 児玉龍三氏、同 廣田 正氏、同 宮城覚映氏並びに先に監査役を辞任されました佐久間 博氏、吉田長幸氏及び本総会終結の時をもって辞任されます監査役 平岩外四氏、同 岡村泰孝氏の以上14氏に対し、株主各位のご賛同を得て当行役員退職慰労金規程に基づき退職慰労金を贈呈いたしたいと存じます。また、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議によることにご一任願いたいと存じます。

なお、当行役員退職慰労金規程につきましては、本店に備え置き株主各位の閲覧に供しております。

各氏の略歴は、次のとおりであります。

氏名	略歴
奥山俊一（おくやま しゅんいち）	平成3年6月 株式会社住友銀行取締役 平成8年5月 同常務取締役 平成10年5月 同専務取締役 平成13年4月 当行専務取締役
白賀洋平（しらが ようへい）	平成元年6月 株式会社住友銀行取締役 平成5年10月 同常務取締役 平成8年5月 同専務取締役 平成11年6月 同副頭取 平成13年4月 当行副頭取
足助明郎（あすけ あきお）	平成2年6月 株式会社住友銀行取締役 平成6年11月 同常務取締役 平成9年6月 同専務取締役 平成12年6月 同副頭取 平成13年4月 当行副頭取
石川博一（いしかわ ひろかず）	平成6年6月 株式会社さくら銀行取締役 平成9年6月 同常務取締役 平成12年4月 同取締役副頭取 平成13年4月 当行副頭取
佐久間邁（さくま つとむ）	平成6年6月 株式会社さくら銀行取締役 平成9年6月 同常務取締役 平成12年4月 同専務取締役 平成13年4月 当行専務取締役

氏名	略歴
中尾秀光（なかお ひでみつ）	平成6年6月　株式会社さくら銀行取締役 平成9年6月　同常務取締役 平成12年4月　同専務取締役 平成13年4月　当行専務取締役
小川惠三（おがわ けいぞう）	平成12年6月　株式会社さくら銀行常務取締役 平成13年4月　当行専務取締役
児玉龍三（こだま りゅうぞう）	平成12年6月　株式会社住友銀行常務取締役 平成13年4月　当行常務取締役
廣田正（ひろた ただし）	平成12年6月　株式会社住友銀行常務取締役 平成13年4月　当行常務取締役
宮城覚映（みやぎ かくえい）	平成13年6月　当行常務取締役
佐久間博（さくま ひろし）	平成10年6月　株式会社住友銀行常任監査役 平成13年4月　当行常任監査役 平成13年10月　同監査役辞任
吉田長幸（よしだ ながゆき）	平成12年6月　株式会社住友銀行常任監査役 平成13年4月　当行常任監査役 平成13年12月　同監査役辞任
平岩外四（ひらいわ がいし）	平成6年6月　株式会社さくら銀行監査役 平成13年4月　当行監査役
岡村泰孝（おかむら やすたか）	平成6年6月　株式会社さくら銀行監査役 平成13年4月　当行監査役

〈株主提案（第７号議案及び第８号議案）〉

第７号議案及び第８号議案は、株主（42名）からのご提案によるものであります。
なお、提案株主（42名）の議決権の数は、613個であります。

第７号議案　定款一部変更の件(1)

（議案の要領）

▼提案の内容

役員の報酬・賞与総額の上位５名の者の額ならびに退職慰労金の開示に関する定款変更の件

(1) 事業年度毎の個々の取締役の報酬・賞与の総額につき、その総額が多い順から上位５名のそれぞれ取締役の個別の総額を、当該事業年度の株主総会の招集通知に添付する参考書類に記載して開示する。

(2) 取締役および監査役の退職慰労金の議案を総会に提案するときは、退任する取締役全員の予定支給総額、退任する監査役全員の予定支給総額、および最も高額な退職慰労金を受ける取締役に対する予定支給額を議案に明記して提案する。

の条文を定款に新設する。

▼提案の理由

商法は、役員の報酬および退職慰労金は、定款に株主総会で定めることを原則としている。

しかし、当社においては報酬・退職慰労金を取締役会等で決定し、各役員の個別の支給額は株主には明らかにしていない。その理由として役員等のプライバシー等が持ち出されるが、株主から経営を任されている役員の報酬および退職慰労金の額を上記提案のとおり株主に知らせることは、役員の株主に対する責務である。

当社が他社に率先して株主にこれらを開示することは、透明性のある企業、情報開示に熱心な企業として、当社の国際的信用を高め、かつ、企業価値を増大させるものである。

○当行取締役会の意見

当行では、取締役及び監査役の報酬につきましては、それぞれ報酬月額の総枠を株主総会に提案し、ご承認をいただいており、賞与につきましては、計上する場合には、利益処分計算書案の中で金額を表示して、株主総会のご承認をいただいております。

また、退職慰労金につきましては、当行役員退職慰労金規程に基づき贈呈することとし、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議によることにご一任願う旨を株主総会に提案し、ご承認をいただいております。

これらの方法は、法令・判例に照らし適法であり、定款に本議案のような規定を設ける必要はないと考えます。

従いまして、取締役会は本議案に反対いたします。

第８号議案　定款一部変更の件(2)

（議案の要領）

▼提案の内容

男女共同参画社会基本法の基本理念に基づく、取締役選任議案の提出に関する定款変更の件

株主総会で取締役会が取締役選任の議案を提案するにあたっては、男女共同参画社会基本法の基本理念にのっとり提案する。

の条文を定款に新設する。

▼提案の理由

男女共同参画社会基本法の第５条は「男女共同参画社会の形成は、男女が、社会の対等な構成員として、国若しくは地方公共団体における政策又は民間の団体における方針の立案および決定に共同して参画する機会が確保されることを旨として、行われなければならない」とうたっている。

当行の株主および従業員の性別構成に照らしても、男女がともに取締役会の一員を構成しうるように配慮することは、時代の要請するところとなっている。

そのための人材は、社外取締役として迎えることを含め、広く適任者を求めるなら、必ずや得られるであろう。

米国の場合、フォーチュン500社の2000年の調査では、取締役の女性比率は11.7%（執行役員は12.5%）となっている。当社がこの提案を実行することは、当社のガバナンスに対する評価と信頼を高め、企業価値を増大させるものである。

○当行取締役会の意見

当行では、法令等の社会的規範を遵守することは企業として当然のことであると考えており、男女共同参画社会基本法につきましても、その基本理念にのっとり、男女共同参画社会の形成に寄与するように努めておりますが、株式会社の定款は、会社の目的や株式、組織等について具体的に規定する根本規則でありますので、本議案のような理念的・抽象的な規定は定款にはなじまないと考えます。

従いまして、取締役会は本議案に反対いたします。

以　上

〔株主総会会場ご案内略図〕


N
（至神保町、新御茶ノ水）
（至淡路町）
（至神田）
（至神保町）
（至三越前）
（至竹橋）
（至日本橋）
半蔵門線大手町駅
千代田線大手町駅
丸ノ内線大手町駅
大手町ビル
大手センタービル
大手町ファーストスクエア
永代通り
東西線大手町駅
NKKビル
AIGビル
都営三田線大手町駅
当行大手町本部ビル
株主総会会場入口
皇居外苑
お濠
東京海上ビル新館
新丸ノ内ビル
丸ノ内線東京駅
丸の内北口
JR東京駅
日比谷通り
（至日比谷）
（至銀座）
（至新橋）

最寄りの駅　J　R　東京駅（丸の内北口）

地下鉄
- 都営三田線　大手町駅
- 千代田線　大手町駅
- 東西線　大手町駅
- 半蔵門線　大手町駅
- 丸ノ内線　大手町駅、東京駅

（第１期定時株主総会招集ご通知添付書類）

第１期報告書

（平成13年４月１日から
平成14年３月31日まで）

営　業　報　告　書
貸　借　対　照　表
損　益　計　算　書
利益処分計算書案
会計監査人の監査報告書謄本
監査役会の監査報告書謄本

株式会社　三井住友銀行

第１期（平成13年４月１日から 平成14年３月31日まで）営業報告書

1.　営業の概況

(1)　営業の経過及び成果等

○経済金融環境

当期を顧みますと、米国では、景気後退に同時多発テロの影響が加わったため、昨年秋から年末にかけて経済の調整色が強まり、その影響がアジア・欧州各国にも及びました。わが国においても、情報通信関連分野を中心とする世界的な調整の中で、生産活動の落ち込みが長期化しました。年度末にかけては、米国経済に底打ちの兆しが現れ、わが国でも輸出に下げ止まりの動きが見られましたが、国内需要は総じて低調に推移しました。こうした中で、構造改革へ向けて、過剰債務を抱える企業を中心に、再建策・リストラ策に着手する再生に向けた具体的な動きが拡がりました。

金融市場においては、日本銀行が金融緩和姿勢を一層強め、短期市場金利、長期市場金利はともに低水準で推移しました。株式市場では、年度末に持ち直しの動きが見られましたが、年度を通じてみれば株価は低い水準となりました。また、地価も全体として下落傾向が続きました。

こうした中、金融界においては、不良債権問題の早期解消を図るため、金融庁による特別検査が実施されたほか、政府による株式会社整理回収機構の機能拡充等の措置が講じられました。また、制度面では、昨年４月に銀行での一部の保険商品の窓販、本年２月に普通銀行本体による信託業務への参入がそれぞれ解禁されました。一方、銀行が抱える株価変動リスクを軽減することを目的として、銀行に対する株式等の保有制限の導入が決定されるとともに、銀行の保有株式の処分を円滑に進めるため、本年１月に銀行等保有株式取得機構が設立されました。

○営業の経過

（当行の業務運営）

このように、わが国の金融機関を取り巻く経済金融環境が厳しさを増す中、当行では、株主各位、お客様のご期待にお応えし、わが国経済に対する重い責任を果たすために、役職員一同一致協力して努力してまいりました。

第一に、経営環境の急激な変化に対応し、将来の成長力を確保するために、バランスシートの強化を図りました。具体的には、不良債権の最終処理をより一層加速するべく、企業の再生・再編等に真摯に取り組むとともに、将来の資産劣化リスクへの財務的抵抗力を高めて、平成14年度以降の業績回復をより確かなものとするために、当年度の不良債権処理額を大幅に増加させることといたしました。また、業務面における収益増強、保有資産の売却等による剰余金増強策を講じたほか、保有株式残高の圧縮を進めてまいりました。更に、保有有価証券の価格変動リスクへの抵抗力の高い資本構成を実現すること等を目的として、本年３月に資本準備金の一部及び利益準備金の全額を剰余金へ振り替えました。

第二に、合併効果を早期に実現させるため、コスト削減に注力してまいりました。まず、営業拠点につきましては、国内では14支店、11出張所を廃止する一方、11支店（被振込専用支店）、28出張所を新設いたしました。また、海外では２出張所、１駐在員事務所を廃止いたしました。更に、九段本部ビルの返還や事務センターの統合等による施設関連コストの削減や、システム効率化による事務システム関連経費の削減等も行ってまいりました。

第三に、一段と総合的な金融サービスを提供できる体制を構築するため、業態の垣根を越えたアライアンスを一層推進いたしました。具体的には、昨年７月に三井生命保険相互会社、住友生命保険相互会社と提携し、両社の保険契約者が当行の店舗外現金自動設備を通じて契約者貸付を受けられるようにしたほか、昨年９月には住友生命保険相互会社と提携し、法人のお客様の従業員向け福利厚生サービスを当行と住友生命保険相互会社が共同で提供できるようにいたしました。また、昨年11月には、三井・住友グループ保険各社との連携を更に拡充し、結束してお客様のニーズに合致した販売網や魅力ある商品などを提供していくために、三井生命保険相互会社、住友生命保険相互会社及び三井住友海上火災保険株式会社との間で、生命保険商品・損害保険商品・金融融合商品の共同研究・開発、アセットマネジメント事業の再編成等において、全面提携を実施いたしました。

第四に、収益力強化に向けた業務改革に取り組んでまいりました。当行は、お客様ごとの様々なニーズに対して的確なソリューションとなる金融サービスを提供し、それを評価していただく努力を重ねつつ、抜本的な業務改革を実現していくことで、

今後、粗利益を確実に向上させてまいりたいと考えております。そのため、「業務改革委員会」を昨年12月に設置し、テーマを絞り込み行内横断的な取り組みを開始いたしました。

（新商品・サービスの開発）

個人・法人のお客様の多様化・高度化するニーズにお応えするため、次のような新しい商品・サービスの開発に取り組んでまいりました。

個人のお客様につきましては、昨年4月より、円預金、投資信託、外貨預金を組み合わせて、お客様ごとの資産運用ニーズに即したポートフォリオを提供する「資産づくりセット」と、お客様の取引状況等に応じて貸出金利を優遇する「おとくな住宅ローン」の取扱いを開始したほか、住宅ローン関連の長期火災保険の取扱いも開始いたしました。

法人のお客様につきましても、経営上、財務上のニーズに的確かつスピーディーに対応するソリューションビジネスを構築し、問題解決に役立つ高度な商品・サービスを提供してまいりました。具体的には、昨年8月に当行グループ各社が提供する各種商品・サービスをワンパッケージにした「SMBC Financial Link」を立ち上げ、本年3月にはネット決済サービス等の取扱いを開始いたしました。

○営業の成果

当期の業績は以下のとおりであります。

なお、増減の基準となります前期末及び前年同期間の計数は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。

（預金・譲渡性預金）

預金は期中2兆105億円増加し、期末残高は61兆518億円となりました。このうち定期性預金は期中2兆3,799億円減少し、期末残高は20兆9,325億円となりました。一方、譲渡性預金は期中5兆1,109億円減少し、期末残高は6兆5,775億円となりました。

（貸出金）

貸出金は期中1兆8,195億円減少し、期末残高は59兆9,283億円となりました。このうち個人向け貸出金は期中420億円減少し、期末残高は12兆4,930億円となりました。また、中小企業向け貸出金は期中1兆6,489億円減少し、期末残高は26兆2,873

億円となりました。

（特定取引資産・特定取引負債）

特定取引資産は期中2,972億円増加し、期末残高は２兆7,056億円となりました。一方、特定取引負債は期中6,165億円増加し、期末残高は１兆7,970億円となりました。

（有価証券）

有価証券は国債をはじめとして期中６兆6,170億円減少し、期末残高は20兆4,429億円となりました。

（総資産）

総資産は期中11兆6,449億円減少し、期末残高は102兆825億円となりました。

（内国為替取扱高）

内国為替取扱高は前期比294兆762億円減少し、1,406兆5,211億円となりました。

（外国為替取扱高）

外国為替取扱高は前期比5,312億６千２百万ドル減少し、１兆2,875億４千８百万ドルとなりました。

（損益の状況）

当期は、内外にわたる資金の効率的運用・調達に努めるとともに、合併効果の早期実現に向けて経費削減を含めた経営のあらゆる面での合理化を進め、収益力の強化を図りました。一方、不良債権の最終処理をより一層加速するとともに、将来の資産劣化リスクへの対応力を一段と強化するため、１兆５千億円を超える貸倒償却引当費用を計上いたしました。この結果、経常損失は5,221億６百万円、当期損失は3,228億５千２百万円となり、１株当たりの当期損失は59円20銭となりました。また、経常収益につきましては、前期比4,981億５千１百万円減少し、２兆7,914億５百万円となりました。一方、経常費用につきましては、前期比3,831億２千４百万円増加し、３兆3,135億１千２百万円となりました。

○当行の対処すべき課題

わが国の金融機関を取り巻く経営環境は一段と厳しさを増しておりますが、当行におきましては、変化に対応できる強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけ、次の点に注力してまいります。

第一に、アセット・クオリティ改善を更に進めてまいります。当期には不良債権の最終処理を進めるとともに将来の資産劣化リスクへの対応力を一段と強化するため、多額の不良債権処理を実施いたしましたが、引き続き個別案件ごとに対応策の具体化を進めることで、最終処理をより一層加速してまいります。

第二に、株価変動リスクの削減を一段と進めてまいります。平成16年度には銀行に保有株式の総量規制が導入されますが、保有株式残高の圧縮を着実に進めてまいります。

第三に、更なるリストラ策の実行に取り組んでまいります。合併による重複店舗の統合を早期に実施し、店舗ネットワーク戦略の見直しを行うとともに、間接部門の徹底的なスリム化により人員を大幅に削減してまいります。また、システム投資において合併効果を実現し、事務処理の合理化を推進してまいります。

第四に、収益体質の抜本的強化に向けた業務改革に引き続き取り組んでまいります。今後の持続的な成長をより確固たるものとするために、主要なビジネスラインにおける業務のあり方を抜本的に見直すことにより、収益性、資産効率及び資本効率の高い経営体質への転換を進めてまいります。

株主各位には、何卒今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

(2) 営業成績の推移

（単位：億円）

	平成10年度	平成11年度	平成12年度	平成13年度
預金	272,236	273,882	301,690	610,518
定期性預金	124,161	118,708	114,592	209,325
その他	148,075	155,173	187,097	401,192
貸出金	337,168	313,585	311,723	599,283
個人向け	65,390	61,802	59,545	124,930
中小企業向け	136,348	140,188	137,124	262,873
その他	135,429	111,594	115,054	211,480
特定取引資産（トレーディング資産）	20,040	14,458	18,428	27,056
特定取引負債（トレーディング負債）	8,679	6,034	10,083	17,970
有価証券	66,798	89,822	168,603	204,429
国債	13,743	34,472	106,020	95,991
その他	53,055	55,350	62,582	108,438
総資産	515,312	510,893	652,656	1,020,825
内国為替取扱高	7,903,529	7,705,435	7,893,190	14,065,211
外国為替取扱高	百万ドル 962,011	百万ドル 731,724	百万ドル 902,633	百万ドル 1,287,548
経常利益（△印は経常損失）	百万円 △ 741,036	百万円 176,477	百万円 168,421	百万円 △ 522,106
当期利益（△印は当期損失）	百万円 △ 374,123	百万円 48,818	百万円 55,675	百万円 △ 322,852
1株当たりの当期利益（△印は1株当たりの当期損失）	円 銭 △ 119 11	円 銭 14 41	円 銭 16 59	円 銭 △ 59 20

注 1. 記載金額は、単位未満を切り捨てて表示しております。

2. 1株当たりの当期利益（△印は1株当たりの当期損失）は、当期利益（△印は当期損失）から当期優先株式配当金総額を控除した金額を期中の平均発行済普通株式数（平成13年度は自己株式を除く）で除して算出しております。

3. 平成10年度は、不良債権に対する償却・引当の積み増し及び将来の資産劣化に備えた一般貸倒引当金への予防的繰入等により、1兆円を超える貸倒償却引当費用を計上いたしました結果、大幅な損失計上となりました。

4. 貸出金のうち中小企業向けについては、平成11年12月に中小企業基本法が一部改正されたことに伴い、平成11年度より改正後の中小企業基本法に規定する中小企業者に対する貸出金を記載しております。

5. 平成12年度までは、株式会社さくら銀行と合併する前の株式会社住友銀行の数値で表示しております。

6. 平成13年度は、不良債権の最終処理を進めるとともに、将来の資産劣化リスクへの対応力を一段と強化するため、1兆5千億円を超える貸倒償却引当費用を計上いたしました結果、大幅な損失計上となりました。

なお、株式会社さくら銀行の営業成績の推移は次のとおりであります。

(単位：億円)

	平成10年度	平成11年度	平成12年度
預金	301,107	298,037	288,722
定期性預金	150,869	127,544	118,532
その他	150,238	170,493	170,190
貸出金	322,912	319,399	305,754
個人向け	68,204	70,105	65,805
中小企業向け	135,468	142,495	142,238
その他	119,240	106,799	97,711
特定取引資産(トレーディング資産)	10,912	11,041	5,655
特定取引負債(トレーディング負債)	1,941	1,612	1,721
有価証券	62,175	69,116	101,996
国債	14,045	18,444	46,690
その他	48,129	50,672	55,306
総資産	472,087	465,594	484,618
内国為替取扱高	11,650,605	9,054,085	9,112,783
外国為替取扱高	百万ドル 976,737	百万ドル 1,051,988	百万ドル 916,177
経常利益(△印は経常損失)	百万円 △ 754,187	百万円 159,932	百万円 190,746
当期利益(△印は当期損失)	百万円 △ 375,315	百万円 57,117	百万円 82,160
1株当たりの当期利益(△印は1株当たりの当期損失)	円 銭 △ 97 62	円 銭 11 24	円 銭 17 28

注 1. 記載金額は、単位未満を切り捨てて表示しております。

2. 1株当たりの当期利益（△印は1株当たりの当期損失）は、当期利益（△印は当期損失）から当期優先株式配当金総額を控除した金額を期中の平均発行済普通株式数で除して算出しております。

3. 平成10年度は、約1兆200億円の貸倒引当金繰入、貸出金償却等による不良債権処理損（一般貸倒引当金繰入も含む）を計上した結果、大幅な経常損失及び当期損失となりました。

4. 貸出金のうち中小企業向けについては、平成11年12月に中小企業基本法が一部改正されたことに伴い、平成11年度より改正後の中小企業基本法に規定する中小企業者に対する貸出金を記載しております。

5. 平成12年度については、合併のため商法上の決算を行っておりませんので、有価証券報告書等の計数に基づいて表示しております。

2.　当行の現況

(1)　資本金の推移

（単位：百万円）

	当年度末	前年度末
資本金	1,326,746	752,848

注 1.　記載金額は、単位未満を切り捨てて表示しております。
2.　当期中における株式会社さくら銀行との合併により、資本金は523,851百万円増加いたしました。
3.　当期中における転換社債の株式への転換により、資本金は50,045百万円増加いたしました。

(2)　株式の状況

イ　株式数

発行する株式の総数	普通株式	15,000,000千株
	第一種優先株式	170,000千株
	第二種優先株式	250,000千株
	第三種優先株式	250,000千株
	第四種優先株式	300,000千株
	第五種優先株式	800,000千株
発行済株式の総数	普通株式	5,709,424千株
	第1回第一種優先株式	67,000千株
	第2回第一種優先株式	100,000千株
	第五種優先株式	800,000千株

注　株式数は、千株未満を切り捨てて表示しております。

ロ　当年度末株主数

普通株式	196,851名
第1回第一種優先株式	1名
第2回第一種優先株式	1名
第五種優先株式	1名

ハ 大 株 主

① 普 通 株 式

株主名	当行への出資状況		当行の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友生命保険相互会社	228,378 千株	4.00 %	— 千株	— %
日本トラスティ・サービス信託銀行株式会社(信託口)	210,918	3.69	—	—
日本生命保険相互会社	204,364	3.57	—	—
三菱信託銀行株式会社（信託口）	184,993	3.24	—	—
太陽生命保険相互会社	122,109	2.13	—	—
UFJ信託銀行株式会社(信託勘定A口)	107,002	1.87	—	—
松下電器産業株式会社	103,570	1.81	97,648	4.56
三井生命保険相互会社	76,651	1.34	—	—
ザ チェース マンハッタン バンク エヌエイ ロンドン	67,979	1.19	—	—
三洋電機株式会社	64,113	1.12	86,556	4.62

注 1. 持株数は、千株未満を切り捨てて表示しております。
2. 持株比率は、小数点第３位以下を切り捨てて表示しております。

② 第１回第一種優先株式

株主名	当行への出資状況		当行の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	67,000 千株	100.00 %	— 千株	— %

③ 第２回第一種優先株式

株主名	当行への出資状況		当行の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	100,000 千株	100.00 %	— 千株	— %

④ 第五種優先株式

株主名	当行への出資状況		当行の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	800,000 千株	100.00 %	— 千株	— %

ニ 自己株式の取得、処分及び保有

① 取得株式

合併による取得

普通株式　43,204株　取得価額の総額　42,792千円

単位未満株式・単元未満株式の買取りによる取得

普通株式　3,679,062株　取得価額の総額　3,547,435千円

単位未満株式買増手続きによる取得

普通株式　5,121,000株　取得価額の総額　4,991,977千円

② 処分株式

普通株式　8,413,208株　処分価額の総額　8,303,214千円

③ 決算期における保有株式

普通株式　434,559株

注 記載金額は、千円未満を切り捨てて表示しております。

(3) 従業員の状況

	当年度末	前年度末
従業員数	25,027 人	13,526 人
平均年齢	38 年 3 月	37 年 5 月
平均勤続年数	16 年 4 月	15 年 5 月
平均給与月額	496 千円	504 千円

注 1. 平均年齢、平均勤続年数及び平均給与月額は、それぞれ単位未満を切り捨てて表示しております。

2. 平均給与月額は、3月の平均給与月額であり、賞与を含んでおりません。

3. 従業員数には取締役を兼務しない執行役員を含めておりません。なお、当年度末の取締役を兼務しない執行役員は42名であります。

4. 合併により、平成13年4月1日付の当行の従業員数は27,793人となっております。

(4) 営業所の状況

イ 営業所数の推移

		当年度末	前年度末
関東		358店 (うち出張所 48)	161店 (うち出張所 25)
	東京都	226 (24)	103 (12)
	神奈川県	64 (7)	32 (4)
	その他	68 (17)	26 (9)
近畿		274 (47)	130 (22)
	大阪府	155 (17)	96 (15)
	兵庫県	101 (28)	23 (6)
	その他	18 (2)	11 (1)
北海道、東北		5 (0)	2 (0)
中部		29 (1)	11 (0)
中国、四国		8 (0)	5 (0)
九州		12 (0)	8 (0)
国内計		686 (96)	317 (47)
南北アメリカ		4 (1)	5 (2)
ヨーロッパ、アフリカ		4 (0)	4 (0)
アジア、オセアニア		15 (1)	11 (1)
海外計		23 (2)	20 (3)
合計		709 (98)	337 (50)

注 1. 上記のほか、駐在員事務所、代理店及び店舗外現金自動設備を次のとおり設置しております。

	当年度末	前年度末
駐在員事務所	16か所	16か所
代理店	5 店	1 店
店舗外現金自動設備	11,479か所（※）	346か所

（※）コンビニエンスストアに設置の店舗外現金自動設備を含んでおります。

2. このほか、両替業務を主体とした新宿通支店新宿外貨両替コーナー、本店営業部成田空港出張所、東京営業部成田空港第二出張所、大阪本店営業部関西国際空港出張所、大阪中央支店関西国際空港第二出張所、三宮支店三宮駅ビル外貨両替コーナーを設置しております。

3. 上記営業所数には被振込専用支店（当年度末23店、前年度末8店）を含んでおります。

ロ　当年度新設営業所

営業所名	所在地
あさがお支店	大阪市中央区島之内1丁目5番28号（あさがお支店）
あじさい支店	大阪市中央区島之内1丁目5番28号（あじさい支店）
カトレア支店	大阪市中央区島之内1丁目5番28号（カトレア支店）
首都圏支店	大阪市中央区島之内1丁目5番28号（首都圏支店）
すみれ支店	大阪市中央区島之内1丁目5番28号（すみれ支店）
ドットコム支店	大阪市中央区島之内1丁目5番28号（ドットコム支店）
トヨタ証券支店	大阪市中央区島之内1丁目5番28号（トヨタ証券支店）
なでしこ支店	大阪市中央区島之内1丁目5番28号（なでしこ支店）
東日本支店	大阪市中央区島之内1丁目5番28号（東日本支店）
ひまわり支店	大阪市中央区島之内1丁目5番28号（ひまわり支店）
ベイサイド支店	大阪市中央区島之内1丁目5番28号（ベイサイド支店）
名古屋支店名古屋法人営業出張所	名古屋市中区錦2丁目18番19号
東京営業部住宅ローン開発センター東京出張所	東京都新宿区西新宿1丁目20番2号
東京営業部練馬ローンプラザ出張所	東京都練馬区練馬1丁目4番5号
東京営業部吉祥寺ローンプラザ出張所	東京都武蔵野市吉祥寺南町1丁目8番1号
東京営業部国分寺ローンプラザ出張所	東京都国分寺市本町2丁目12番2号
東京営業部八王子ローンプラザ出張所	東京都八王子市横山町5番15号
東京営業部溝ノ口ローンプラザ出張所	川崎市高津区溝口1丁目9番1号
東京営業部戸塚ローンプラザ出張所	横浜市戸塚区吉田町50番地5
東京営業部千葉ローンプラザ出張所	千葉市中央区富士見2丁目2番2号
東京営業部松戸ローンプラザ出張所	千葉県松戸市本町11番地5
東京営業部柏ローンプラザ出張所	千葉県柏市柏1丁目2番38号
東京営業部川口ローンプラザ出張所	埼玉県川口市本町4丁目1番8号
東京営業部川越ローンプラザ出張所	埼玉県川越市新富町2丁目24番地4
大阪本店営業部住宅ローン開発センター大阪出張所	大阪市中央区南久宝寺町3丁目6番6号
大阪本店営業部豊中ローンプラザ出張所	大阪府豊中市本町1丁目2番57号
大阪本店営業部寝屋川ローンプラザ出張所	大阪府寝屋川市早子町23番2－114号
大阪本店営業部京都ローンプラザ出張所	京都市下京区四条通烏丸東入長刀鉾町8番地
神戸営業部西神中央ローンプラザ出張所	神戸市西区糀台5丁目10番地2
神戸営業部垂水ローンプラザ出張所	神戸市垂水区向陽1丁目4番28号
神戸営業部甲南ローンプラザ出張所	神戸市東灘区甲南町3丁目9番24号
神戸営業部塚口ローンプラザ出張所	兵庫県尼崎市南塚口町2丁目1番2－3－11
神戸営業部阪神西宮ローンプラザ出張所	兵庫県西宮市六湛寺町14番5号
神戸営業部川西ローンプラザ出張所	兵庫県川西市中央町7番18号
神戸営業部加古川ローンプラザ出張所	兵庫県加古川市加古川町溝之口510番51
神戸営業部姫路ローンプラザ出張所	兵庫県姫路市博労町91番地
東京外為事務部目黒三田出張所	東京都目黒区三田2丁目4番9号
東京外為事務部小伝馬町出張所	東京都中央区日本橋小伝馬町13の6
大阪外為事務部靱本町出張所	大阪市西区靱本町1丁目7番7号

注1.　上記のほか、当年度において店舗外現金自動設備8,412か所を新設いたしました。

2. 当年度において岡谷支店、館山支店、吉田支店、入間支店、大口支店、品川駅前支店、新川崎支店、月島支店、富士見ヶ丘支店、山手支店、大塚駅前支店、高座渋谷支店、松本支店、瑞穂支店、東京営業部新小岩ローンプラザ出張所、東京営業部八千代緑が丘ローンプラザ出張所、東京営業部戸塚ローンプラザ出張所、甲南支店阪急岡本出張所、岸和田支店東岸和田出張所、東京外為事務部目黒三田出張所、厚木支店海老名出張所、坂戸支店かわつる出張所、福生支店羽村出張所、宮崎台支店宮前平出張所、大阪本店営業部京橋ローンプラザ出張所、ムンバイ支店ナリマンポイント出張所、ニューヨーク支店シカゴ出張所、タシケント駐在員事務所及び店舗外現金自動設備155か所を廃止いたしました。

3. あさがお支店、あじさい支店、カトレア支店、首都圏支店、すみれ支店、ドットコム支店、トヨタ証券支店、なでしこ支店、東日本支店、ひまわり支店及びベイサイド支店は、被振込専用支店であります。

4. 合併により、平成13年4月1日付の当行の営業所数は、国内672店（うち出張所79か所）、海外25店（うち出張所4か所）となっております。また、このほか、駐在員事務所17か所、代理店5店、店舗外現金自動設備3,239か所を設置しております。

(5) 重要な子会社等

会社名	所在地	主要業務内容	設立年月日	資本金	当行出資比率	その他
三井住友カード株式会社	大阪市中央区今橋4丁目5番15号	クレジットカード業務	昭和42年12月26日	百万円 79,115	% 49.68 (2.79)	—
アットローン株式会社	東京都新宿区西新宿2丁目1番1号	個人向けローン業務	平成12年6月8日	17,500	52.00	—
さくら信用保証株式会社	東京都港区六本木6丁目1番21号	信用保証業務	昭和51年7月14日	87,720	—	—
三井住友銀リース株式会社	大阪市中央区南船場3丁目10番19号	リース業務	昭和43年9月2日	57,600	49.90 (12.42)	—
エスエムビーシーファイナンス株式会社	東京都港区新橋1丁目8番3号	抵当証券業務 ファクタリング業務	昭和47年12月5日	71,705	80.68	—
エスエムビーシーキャピタル株式会社	東京都中央区日本橋2丁目7番9号	ベンチャーキャピタル業務	平成7年8月1日	2,500	39.80	—
さくら投信投資顧問株式会社	東京都千代田区霞が関3丁目8番1号	投資顧問業務 投資信託業務	平成5年9月27日	1,280	100.00	—
株式会社みなと銀行	神戸市中央区三宮町2丁目1番1号	銀行業務	昭和24年9月6日	24,908	48.26 (0.04)	—
株式会社関西銀行	大阪市中央区心斎橋筋2丁目7番21号	銀行業務	大正11年7月1日	32,500	49.73	—
株式会社わかしお銀行	東京都千代田区神田神保町2丁目21番地1	銀行業務	平成8年6月6日	20,831	100.00	—
株式会社ジャパンネット銀行	東京都新宿区西新宿2丁目1番1号	銀行業務	平成12年9月19日	20,000	57.00	—

会社名	所在地	主要業務内容	設立年月日	資本金	当行出資比率	その他
株式会社 日本総合研究所	東京都千代田区一番町16番	シンクタンク業務 システム開発・ 情報処理業務 コンサルティング業務	昭和44年 2月20日	百万円 3,000	% 4.85	―
大和証券エスエムビーシー 株式会社	東京都中央区八重洲1丁目3番5号	証券業務 金融派生商品業務	平成11年 2月5日	205,600	40.00	―
大和住銀投信投資顧問 株式会社	東京都中央区日本橋2丁目7番9号	投資顧問業務 投資信託業務	昭和48年 6月1日	2,000	33.24 (2.85)	―
株式会社 クオーク	大阪市西区南堀江1丁目2番13号	金銭債権買取業務 信用保証業務	昭和53年 4月5日	1,000	5.00	―
SMBCキャピタル・マーケット会社 (SMBC Capital Markets, Inc.)	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	投融資業務 スワップ業務	昭和61年 12月4日	0 (100 米ドル)	100.00 (10.00)	―
マニュファクチャラーズ銀行 (Manufacturers Bank)	515 South Figueroa Street, Los Angeles, California 90071, U.S.A.	銀行業務	昭和37年 6月26日	10,764 (80,786 千米ドル)	100.00	―
カナダ三井住友銀行 (Sumitomo Mitsui Banking Corporation of Canada)	Ernst & Young Tower, Suite 1400, P.O.Box 172, Toronto Dominion Centre, Toronto, Ontario M5K 1H6, Canada	銀行業務	平成13年 4月1日	10,200 (121,870 千カナダドル)	100.00	―
ブラジル三井住友銀行 (Banco Sumitomo Mitsui Brasileiro S.A.)	Av. Paulista 37, Sâo Paulo, Brazil	銀行業務	昭和33年 10月6日	11,538 (200,882 千レアル)	99.99	―
インドネシア三井住友銀行 (PT Bank Sumitomo Mitsui Indonesia)	Summitmas II, 10th Floor JI.Jend. Sudirman Kav. 61-62, Jakarta 12069, Indonesia	銀行業務	平成元年 8月22日	19,982 (15,024 億インドネシアルピア)	97.62	―
三井住友ファイナンス・オーストラリア (Sumitomo Mitsui Finance Australia Limited)	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	金融業務	昭和59年 6月29日	4,432 (62,500 千豪ドル)	100.00	―

注 1. 資本金は単位未満を、当行出資比率は小数点第3位以下を、それぞれ切り捨てて表示しております。
2. 資本金の円換算額は、決算日の為替相場により算出しております。
3. 当行出資比率は、優先株式を除いて算出しております。また、( ) 内は、間接所有比率であります。
4. 当行は、平成13年4月1日を合併期日として株式会社さくら銀行と合併するとともに、同日商号を株式会社三井住友銀行に変更いたしました。
5. 三井住友カード株式会社は、平成13年4月1日に株式会社住友クレジットサービスが商号を変更したものであり、平成13年7月1日に吸収分割によりさくらカード株式会社よりVISA・マスターカード事業を承継しております。
6. さくら信用保証株式会社は、平成14年2月27日に住銀保証株式会社を子会社とし、平成14年4月1日にエスエムビーシー信用保証株式会社へ商号を変更しております。
7. 三井住友銀リース株式会社は、住銀リース株式会社が平成13年5月29日にさくらリース株式会社を子会社とし、平成13年9月1日に商号を変更したものであります。
8. エスエムビーシーファイナンス株式会社は、平成13年9月1日に住銀ファイナンス株式会社が商号を変更したものであります。
9. エスエムビーシーキャピタル株式会社は、住銀インベストメント株式会社が、平成13年4月1日にさくらキャピタル株式会社と合併し、商号を変更したものであります。
10. 株式会社日本総合研究所は、平成13年4月1日にエスエムビーシーコンサルティング株式会社より調査部門の営業譲渡を受け、また、平成13年12月1日に吸収分割により同社よりコンサルティング事業を承継しております。
11. 大和証券エスエムビーシー株式会社は、大和証券エスビーキャピタル・マーケッツ株式会社が平成13年4月1日にさくら証券株式会社から営業譲渡を受けるとともに、商号を変更したものであります。
12. SMBCキャピタル・マーケット会社は、平成13年4月2日に住友銀行キャピタル・マーケット会社がさくらグローバル・キャピタルと合併し、商号を変更したものであります。
13. カナダ三井住友銀行は、平成13年4月1日にカナダ住友銀行とカナダさくら銀行が合併したものであります。
14. インドネシア三井住友銀行は、平成13年4月2日にインドネシア住友銀行がインドネシアさくら銀行と合併し、商号を変更したものであります。
15. 上記の重要な子会社等を含む連結対象子会社は144社、持分法適用会社は38社であります。

当期の連結経常収益は3兆7,797億円 (前期比6,694億円の減収)、連結当期純損失は、4,638億円 (前期比5,962億円の減益) となりました。

なお、増減の基準となります前期の連結経常収益及び連結当期純利益は、株式会社さくら銀行・株式会社住友銀行両行の計数を合算しております。

重要な業務提携の概況

1. 株式会社あさひ銀行、株式会社第一勧業銀行、株式会社大和銀行、株式会社東京三菱銀行、株式会社富士銀行、株式会社UFJ銀行及び株式会社アイワイバンク銀行と提携し、現金自動設備の相互利用による現金自動引出しのサービス（略称BANCS）を行っております。
2. 社団法人全国地方銀行協会の会員行、社団法人信託協会の社員会社、社団法人第二地方銀行協会の会員行、社団法人全国信用金庫協会の会員金庫、全国信用協同組合連合会の会員組合、社団法人全国労働金庫協会の会員金庫、農林中央金庫、社団法人全国信連協会の会員信用農業協同組合連合会及びその会員農業協同組合並びに信用漁業協同組合連合会、長期信用銀行、商工組合中央金庫と提携し、現金自動設備の相互利用による現金自動引出しのサービス（略称MICS）を行っております。
3. 株式会社大和証券グループ本社との間で、投資銀行業務、アセットマネジメント業務の両分野において戦略的提携を実施しております。
4. 三井生命保険相互会社、住友生命保険相互会社及び三井住友海上火災保険株式会社との間で、生命保険商品・損害保険商品・金融融合商品の共同研究・開発、アセットマネジメント事業の再編成等において全面提携を実施しております。

3. 取締役及び監査役

(平成14年３月31日現在)

地位	氏名	担当又は主な職業
取締役会長(代表取締役)	岡田明重	
頭取(代表取締役)	西川善文※	
副頭取(代表取締役)	白賀洋平※	総務部・神戸総務部・法務部・お客さまサービス部、人事部・人材開発部、管理部担当役員、市場営業部門統括責任役員
副頭取(代表取締役)	足助明郎※	大阪駐在副頭取、投資銀行部門統括責任役員
副頭取(代表取締役)	石川博一※	企業金融部門統括責任役員
専務取締役(代表取締役)	奥山俊一※	国際部門統括責任役員
専務取締役(代表取締役)	佐久間邁※	人事部・人材開発部担当役員
専務取締役(代表取締役)	中尾秀光※	個人部門統括責任役員
専務取締役(代表取締役)	栗山道義※	法人部門統括責任役員
専務取締役(代表取締役)	永田武全※	企業調査部、融資管理部、営業審査第二部、営業審査第三部担当役員
専務取締役(代表取締役)	平松秀則※	監査部・米州監査部・欧州監査部、検査部、資産監査部担当役員
専務取締役(代表取締役)	井上正※	法人部門副責任役員(大阪駐在)
専務取締役(代表取締役)	小川惠三※	法人部門副責任役員(神戸駐在)
専務取締役(代表取締役)	奥正之※	広報部、経営企画部・財務企画部・関連事業部、ネットビジネス企画部担当役員
専務取締役(代表取締役)	門脇英晴※	ポートフォリオマネジメント部、統合リスク管理部、融資企画部担当役員
専務取締役(代表取締役)	塚本武正※	情報システム企画部・システム第一部・システム第二部・国際市場システム部、事務統括部、EC業務部担当役員
常務取締役	北山禎介※	経営企画部・財務企画部・関連事業部副担当役員
常務取締役	児玉龍三※	米州本部長
常務取締役	高橋繁正※	法人部門副責任役員(法人審査第一部、法人融資第二部(東京))
常務取締役	野田賢治郎※	本店第一営業本部長
常務取締役	廣田正※	法人部門副責任役員(法人審査第二部、法人融資第一部)
常務取締役	松本睦彦※	個人部門副責任役員
常務取締役	水島藤一郎※	法人部門副責任役員(法人統括部、法人業務部、公共法人営業部・神戸公共法人営業部、ビジネスオーナー営業部)
常務取締役	宮城覚映※	東京第三法人営業本部長

地位	氏名	担当又は主な職業
取締役	山内悦嗣	公認会計士
取締役	山川洋一郎	弁護士
常任監査役	紀伊博	(常勤)
常任監査役	平野豊三郎	(常勤)
常任監査役	渡辺知行	(常勤)
監査役	平岩外四	東京電力株式会社相談役
監査役	大西勝也	弁護士
監査役	伊藤助成	日本生命保険相互会社取締役会長
監査役	岡村泰孝	弁護士

注 1. 監査役 平岩外四、同 大西勝也、同 伊藤助成、同 岡村泰孝の4氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしております。

2. ※の取締役は執行役員を兼務しております。

当年度中に退任した取締役及び監査役

退任時の地位	氏名	退任日
常務取締役	大場将弘	平成13年6月27日辞任
取締役	豊田章一郎	平成13年6月28日辞任
取締役	熊谷直彦	平成13年6月28日辞任
取締役	川上哲郎	平成13年6月28日退任
取締役	浦上敏臣	平成13年6月28日退任
常任監査役	佐久間博	平成13年10月5日辞任
常任監査役	吉田長幸	平成13年12月21日辞任

第１期末（平成14年３月31日現在）貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	**5,458,430**	**預金**	**61,051,813**
現金	1,271,992	当座預金	4,598,808
預け金	4,186,438	普通預金	23,915,577
コールローン	**620,406**	貯蓄預金	1,314,621
買現先勘定	**432,730**	通知預金	6,241,545
買入金銭債権	**146,650**	定期預金	20,932,561
特定取引資産	**2,705,648**	定期積金	0
商品有価証券	9,827	その他の預金	4,048,698
商品有価証券派生商品	91	**譲渡性預金**	**6,577,539**
特定取引有価証券派生商品	12	**コールマネー**	**3,883,991**
特定金融派生商品	1,831,961	**売現先勘定**	**1,100,446**
その他の特定取引資産	863,755	**売渡手形**	**6,868,800**
金銭の信託	**33,858**	**コマーシャル・ペーパー**	**1,001,000**
有価証券	**20,442,996**	**特定取引負債**	**1,797,086**
国債	9,599,109	商品有価証券派生商品	79
地方債	429,412	特定取引有価証券派生商品	0
社債	1,183,562	特定金融派生商品	1,797,006
株式	5,595,410	**借用金**	**3,406,286**
その他の証券	3,635,501	再割引手形	58,784
貸出金	**59,928,368**	借入金	3,347,501
割引手形	857,827	**外国為替**	**300,162**
手形貸付	7,897,569	外国他店預り	192,766
証書貸付	39,435,408	外国他店借	56,057
当座貸越	11,737,562	売渡外国為替	27,822
外国為替	**779,142**	未払外国為替	23,514
外国他店預け	48,491	**社債**	**2,133,754**
外国他店貸	131,166	**転換社債**	**1,106**
買入外国為替	358,880	**その他負債**	**4,962,176**
取立外国為替	240,604	未決済為替借	7,886
その他資産	**5,344,106**	未払法人税等	31,874
未決済為替貸	29,087	未払費用	166,950
前払費用	5,650	前受収益	37,055
未収収益	362,359	従業員預り金	46,253
先物取引差入証拠金	20,653	先物取引受入証拠金	860
先物取引差金勘定	155	先物取引差金勘定	795
保管有価証券等	825	金融派生商品	887,205
金融派生商品	1,396,901	繰延ヘッジ利益	92,987
社債発行差金	220	債券貸付取引担保金	3,162,009
債券借入取引担保金	3,020,519	その他の負債	528,297
その他の資産	507,732	**賞与引当金**	**11,342**
動産不動産	**890,981**	**退職給付引当金**	**116,854**
土地建物動産	788,197	**債権売却損失引当金**	**80,576**
建設仮払金	2,606	**特別法上の引当金**	**18**
保証金権利金	100,177	金融先物取引責任準備金	18
繰延税金資産	**1,741,114**	**再評価に係る繰延税金負債**	**63,137**
支払承諾見返	**5,529,996**	**支払承諾**	**5,529,996**
貸倒引当金	**△1,971,849**	**負債の部合計**	**98,886,088**
		（資本の部）	
		資本金	**1,326,746**
		法定準備金	**1,326,758**
		資本準備金	1,326,758
		再評価差額金	**100,346**
		剰余金	**740,874**
		任意積立金	221,560
		海外投資等損失準備金	58
		行員退職積立金	1,656
		別途準備金	219,845
		当期未処分利益	161,699
		当期損失	322,852
		その他の剰余金	357,614
		資本準備金減少差益	357,614
		評価差額金	**△ 297,950**
		自己株式	**△ 283**
		資本の部合計	**3,196,492**
資産の部合計	**102,082,581**	**負債及び資本の部合計**	**102,082,581**

注 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前１カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

4. 金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

5. デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

6. 動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　３年～20年

7. 自社利用のソフトウェアについては、行内における利用可能期間（５年）に基づく定額法により償却しております。

8. 新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

9. 外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として決算日の為替相場による円換算額を付しております。

なお、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年４月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受ける~~べき~~金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

10. 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の２の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保

の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。なお、従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が11,342百万円減少し、「賞与引当金」が同額増加しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理しております。

13. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法第287条ノ2に規定する引当金であります。

14. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15. ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

16. 消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金	18百万円	金融先物取引法第82条の規定に基づく準備金であります。

18. 子会社の株式及び出資総額　638,477百万円

19. 子会社に対する金銭債権総額　507,461百万円

20. 子会社に対する金銭債務総額　2,475,880百万円

21. 動産不動産の減価償却累計額　522,831百万円

22. 動産不動産の圧縮記帳額　76,321百万円

23. 貸借対照表に計上した動産不動産のほか、電子計算機の一部については、リース契約により使用しております。

24. 貸出金のうち、破綻先債権額は195,653百万円、延滞債権額は3,184,459百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

25. 貸出金のうち、3カ月以上延滞債権額は92,324百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

26.　貸出金のうち、貸出条件緩和債権額は2,344,016百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
27.　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,816,452百万円であります。
なお、24.から27.に掲げた債権額は、貸倒引当金控除前の金額であります。
28.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,216,707百万円であります。
29.　担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	45,623百万円
特定取引資産	621,047百万円
有価証券	8,926,055百万円
貸出金	3,239,033百万円
担保資産に対応する債務	
コールマネー	1,505,000百万円
売現先勘定	1,100,446百万円
売渡手形	6,868,800百万円
借用金	98,128百万円
債券貸付取引担保金	2,504,332百万円
支払承諾	45,571百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,669百万円、特定取引資産296百万円、有価証券2,764,145百万円及び貸出金58,095百万円を差し入れております。
30.　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,057,953百万円、繰延ヘッジ利益の総額は1,150,941百万円であります。
31.　土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日	平成10年3月31日
同法律第3条第3項に定める再評価の方法	土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より90,526百万円下回っております。
また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

再評価を行った年月日	平成14年3月31日
当該事業用土地の再評価前の帳簿価額	248,659百万円
当該事業用土地の再評価後の帳簿価額	169,520百万円
同法律第3条第3項に定める再評価の方法	土地の再評価に関する法律施行令第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

32.　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,050,790百万円が含まれております。
33.　社債には、劣後特約付社債625,854百万円が含まれております。
34.　旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権（商法等の一部を改正する法律（平成13年11月28日法律第128号）附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権）の内容は次のとおりであります。

平成10年7月31日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　296,000株
- 新株の発行価額（行使価額）　1株につき1,432円

平成11年7月30日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　393,000株
- 新株の発行価額（行使価額）　1株につき1,628円

平成12年7月31日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　353,000株
- 新株の発行価額（行使価額）　1株につき1,361円

平成13年7月31日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　1,149,000株
- 新株の発行価額（行使価額）　1株につき1,035円

株式会社さくら銀行から承継した旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権（商法等の一部を改正する法律（平成13年11月28日法律第128号）附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権）の内容は次のとおりであります。

平成11年8月23日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　167,400株
- 新株の発行価額（行使価額）　1株につき1,124円

平成12年7月25日をもって権利を付与した新株引受権
- 対象となる株式の種類　普通株式
- 対象となる株式の総数　174,600株
- 新株の発行価額（行使価額）　1株につき1,287円

35.　1株当たりの当期損失　59円20銭
36.　有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「商品有価証券」、「その他の特定取引資産」中の譲渡性預け金及びコマーシャル・ペーパー、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権が含まれております。以下39.まで同様であります。

売買目的有価証券

貸借対照表計上額	873,583百万円
当期の損益に含まれた評価差額	265

満期保有目的の債券で時価のあるもの

	貸借対照表計上額	時価	差額	うち益	うち損
国債	100,968百万円	101,400百万円	431百万円	431百万円	一百万円
その他	26,992	27,708	715	734	19
合計	127,961	129,108	1,146	1,165	19

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	貸借対照表計上額	時価	差額
子会社・子法人等株式	104,003百万円	101,413百万円	△2,589百万円
関連法人等株式	8,485	10,974	2,488
合計	112,488	112,387	△101

その他有価証券で時価のあるもの

	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	5,234,755百万円	4,733,857百万円	△500,897百万円	180,943百万円	681,841百万円
債券	10,517,923	10,555,706	37,783	55,597	17,814
国債	9,463,294	9,498,141	34,847	39,207	4,360
地方債	421,315	429,412	8,097	9,764	1,667
社債	633,314	628,153	△5,161	6,625	11,786
その他	2,775,933	2,757,392	△18,540	7,696	26,236
目的区分変更	—	—	61	61	—
合計	18,528,611	18,046,957	△481,593	244,299	725,892

上記の評価差額に繰延税金資産185,991百万円を加えた額△295,601百万円が、「評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下「減損処理」という）しております。当期におけるこの減損処理額は97,140百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

37. 当期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
31,513,898百万円	174,190百万円	90,314百万円

38. 時価のない有価証券のうち、主なものの内容と貸借対照表計上額は、次のとおりであります。

内　容	貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,384百万円
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	894,584
関連法人等株式	177,502
その他	16,507
その他有価証券	
非上場債券	555,408
非上場外国証券	347,494
非上場株式（店頭売買株式を除く）	143,314
その他	112,358

39. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,268,355百万円	6,927,429百万円	1,813,599百万円	202,700百万円
国債	2,155,760	6,006,279	1,236,840	200,230
地方債	25,433	110,409	292,998	570
社債	87,161	810,740	283,760	1,900
その他	311,056	1,948,876	126,360	510,543
合計	2,579,411	8,876,305	1,939,960	713,243

40. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

貸借対照表計上額	3,715百万円
当期の損益に含まれた評価差額	—

その他の金銭の信託

取得原価	33,968百万円
貸借対照表計上額	30,142
評価差額	△3,825
うち益	135
うち損	3,960

なお、上記の評価差額に繰延税金資産1,477百万円を加えた額△2,348百万円が「評価差額金」に含まれております。

41. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に827百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は3,193,191百万円、当期末に当該処分をせずに所有しているものは507,010百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

なお、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、金融商品に係る会計基準の改正により、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ3,098,200百万円、164,100百万円及び2,934,100百万円減少しております。

42. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが21,097,495百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

43. 当期末における退職給付引当金並びに同引当金と相殺されている退職給付信託における年金資産（未認識数理計算上の差異を除く）は、それぞれ以下のとおりであります。

	退職一時金	厚生年金基金	合計
退職給付引当金（退職給付信託の年金資産控除前）	△117,936百万円	△151,545百万円	△269,481百万円
退職給付信託の年金資産（未認識数理計算上の差異を除く）	94,611	58,015	152,627
退職給付引当金（退職給付信託の年金資産控除後）	△23,324	△93,530	△116,854

当期末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,070,564百万円
年金資産（時価）	730,307
未積立退職給付債務	△340,256
会計基準変更時差異の未処理額	60,502
未認識数理計算上の差異	221,954
未認識過去勤務債務（債務の減額）	△59,055
貸借対照表計上額の純額	△116,854

44. 商法第289条第2項及び銀行法第18条第2項の規定に基づき、当期中に法定準備金を減少しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中の「資本準備金減少差益」は357,614百万円、当期未処分利益は241,421百万円増加しております。

45. 自己株式は、従来、「株式」に含めて計上しておりましたが、銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」(平成14年4月19日付内閣府令第36号)により改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。

46. 金融商品に係る会計基準の適用に伴い、当期からその他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「評価差額金」が△297,950百万円計上されております。

47. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が8,100百万円(株式会社さくら銀行が第11期に計上した金額との合計で16,833百万円)、当期が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,904百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は93,209百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,631百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,833百万円減少しております。

第１期（平成13年４月１日から 平成14年３月31日まで）損益計算書

（単位：百万円）

科目	金額	
経常収益		**2,791,405**
資金運用収益	**2,192,961**	
貸出金利息	1,256,848	
有価証券利息配当金	504,732	
コールローン利息	4,432	
買現先利息	1,781	
買入手形利息	27	
預け金利息	185,085	
金利スワップ受入利息	173,443	
その他の受入利息	66,611	
役務取引等収益	**239,645**	
受入為替手数料	100,509	
その他の役務収益	139,135	
特定取引収益	**121,414**	
特定金融派生商品収益	120,302	
その他の特定取引収益	1,112	
その他業務収益	**150,886**	
外国為替売買益	10,439	
国債等債券売却益	124,773	
金融派生商品収益	15,110	
その他の業務収益	562	
その他経常収益	**86,498**	
株式等売却益	54,196	
金銭の信託運用益	1,810	
その他の経常収益	30,490	
経常費用		**3,313,512**
資金調達費用	**716,677**	
預金利息	323,249	
譲渡性預金利息	14,430	
コールマネー利息	8,807	
売現先利息	17,379	
売渡手形利息	1,253	
コマーシャル・ペーパー利息	970	
借用金利息	136,900	
社債利息	31,187	
社債発行差金償却	50	
転換社債利息	97	
その他の支払利息	182,350	
役務取引等費用	**74,373**	
支払為替手数料	20,634	
その他の役務費用	53,738	
特定取引費用	**125**	
商品有価証券費用	107	
特定取引有価証券費用	17	
その他業務費用	**60,445**	
国債等債券売却損	50,522	
国債等債券償還損	1,985	
国債等債券償却	5,704	
社債発行費償却	2,161	
その他の業務費用	71	
営業経費	**696,775**	
その他経常費用	**1,765,115**	
貸倒引当金繰入額	1,158,947	
貸出金償却	283,895	
債権売却損失引当金繰入額	37,034	
株式等売却損	54,300	
株式等償却	130,585	
金銭の信託運用損	1,867	
その他の経常費用	98,485	
経常損失		**522,106**
特別利益		**26,783**
動産不動産処分益	4,360	
償却債権取立益	258	
その他の特別利益	22,164	
特別損失		**41,314**
動産不動産処分損	18,562	
その他の特別損失	22,752	
税引前当期損失		**536,637**
法人税、住民税及び事業税		**32,737**
法人税等調整額		**△246,522**
当期損失		**322,852**
前期繰越利益		**68,994**
合併による未処分利益受入額		**114,169**
再評価差額金取崩額		**59,967**
利益準備金取崩額		**241,421**
当期未処分利益		**161,699**

注 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 子会社との取引による収益総額 257,748百万円

子会社との取引による費用総額 197,053百万円

3. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。

4. 「その他の経常収益」には、退職給付信託に係る信託設定益7,715百万円を含んでおります。

5. 「その他の特別利益」は、子会社清算に伴う配当であります。

6. 「その他の特別損失」は、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円であります。

第１期利益処分計算書案

（単位：円）

科目	金額
当期未処分利益	**161,699,569,643**
任意積立金取崩額	**12,145,600**
海外投資等損失準備金取崩額	12,145,600
計	**161,711,715,243**
利益処分額	**37,349,565,924**
第１回第一種優先株式配当金（１株につき10円50銭）	703,500,000
第２回第一種優先株式配当金（１株につき28円50銭）	2,850,000,000
第五種優先株式配当金（１株につき13円70銭）	10,960,000,000
普通株式配当金（１株につき４円）	22,835,959,344
任意積立金	106,580
海外投資等損失準備金	106,580
次期繰越利益	**124,362,149,319**

監　査　報　告　書

平成14年5月20日

株式会社　三井住友銀行

頭取　西川善文殿

朝　日　監　査　法　人

代表社員　公認会計士　岩　本　　繁 ㊞

代表社員
関与社員　公認会計士　大　東　正　躬 ㊞

関与社員　公認会計士　髙　波　博　之 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、株式会社三井住友銀行の平成13年4月1日から平成14年3月31日までの第1期営業年度の貸借対照表、損益計算書、営業報告書(会計に関する部分に限る。)及び利益処分計算書案並びに附属明細書(会計に関する部分に限る。)について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。

(2)　営業報告書(会計に関する部分に限る。)は、法令及び定款に従い会社の状況を正しく示しているものと認める。

(3)　利益処分計算書案は、法令及び定款に適合しているものと認める。

(4)　附属明細書(会計に関する部分に限る。)について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監　査　報　告　書

平成14年５月22日

株式会社　三井住友銀行
　頭取　西川善文殿

株式会社 三井住友銀行　監査役会

常任監査役(常勤)	紀　伊　　博 ㊞
常任監査役(常勤)	平　野　豊三郎 ㊞
常任監査役(常勤)	渡　辺　知　行 ㊞
監　査　役	平　岩　外　四 ㊞
監　査　役	大　西　勝　也 ㊞
監　査　役	伊　藤　助　成 ㊞
監　査　役	岡　村　泰　孝 ㊞

当監査役会は、平成13年４月１日から平成14年３月31日までの第１期営業年度における取締役の職務の執行に関して各監査役から監査の方法および結果の報告を受け、審議の結果監査役７名の一致した意見として、次のとおり報告いたします。

1.　監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会その他の重要な会議に出席し、取締役等から営業の報告を聞き、重要な決裁書類等を閲覧し、随時営業店において業務の調査を行いました。また、必要に応じて子会社から営業の報告を求め、会計監査人から監査に関する報告および意見を聞き、かつ計算書類等について検討を行いました。

2.　監査の結果

(1)　会計監査人である朝日監査法人の監査の方法および結果は相当であると認めます。

(2)　営業報告書は、法令および定款に従い、会社の状況を正しく示しているものと認めます。

(3)　利益処分計算書案は、会社財産の状況その他の事情に照らして、指摘すべき事項は認められません。

(4)　附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5)　取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の財産上の利益の供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分に関しても、上記の監査の方法のほか必要に応じて、当該取引の状況を調査するなどの方法によって監査しました結果、取締役の義務違反は認められません。

以　上

File No. 82-4395
Exhibit A5

第1期

営業のご報告

平成13年4月1日から平成14年3月31日まで

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

三井住友銀行

当行の概要



設　　立	明治45年3月1日
資 本 金	1兆3,267億4,618万5,194円
本　　店	東京都千代田区有楽町1丁目1番2号
店 舗 数	国内：本支店595・出張所95 代理店5 海外：支店 21・出張所2 駐在員事務所15 (平成14年5月31日現在)
従業員数	25,027名 (平成14年3月31日現在)

目 次

ごあいさつ



株主の皆さまには、ますますご清栄のこととお慶び申し上げます。

ここに、当行第１期の営業の概況と決算についてご報告申し上げるにあたりまして、一言ご挨拶申し上げます。

昨年4月、三井住友銀行として新たなスタートを切りましてから1年3カ月が経過致しました。この間、私は、株主の皆さまやお客さまからいただきました新銀行への大きなご期待にお応えすべく、まず合併後の経営体制を磐石なものとすること、そして合併効果を早期かつ最大限に実現することに全力を注いでまいりました。その結果、経費の大幅な削減など、合併初年度の成果として当初想定した以上の実を挙げることができたと感じております。

しかしながら当期の経済情勢を顧みますと、情報通信関連分野を中心とする生産調整や米国同時多発テロの影響が拡がる中、内外の景気は年末にかけて悪化が続きました。日本銀行は金融緩和姿勢を一層強めたものの、企業収益の大幅な落ち込みや高水準の企業倒産が続き、株式相場も低調に推移しました。こうした中、産業界においてリストラや企業再生に向けた取り組みが拡がる一方、金融界におきましては、政府の改革先行プログラムに基づき、金融庁による特別検査が実施されるなど、不良債権問題の早期解消を図るための施策が実行されました。

以上のような厳しい経済情勢の下、当行は、不良債権の最終処理をより一層加速するとともに、将来の資産劣化リスクへの財務的抵抗力を高めて、今後の業績回復をより確かなものとす

るため、当期の不良債権処理額を大幅に増加させました。この結果、後記の「営業の概況」でご報告申し上げます通り、当期決算におきまして最終損失を計上致しております。資産売却等の剰余金増強策を講じるとともに、保有株式の価格変動リスクに対する抵抗力の高い資本構成の実現等を目的に法定準備金の剰余金への振替を行いました結果、配当可能利益は十分な水準を維持しておりますが、株式相場の先行きが依然不透明な状況にある中、社外流出を抑制し自己資本の充実を図る必要があることから、当期の普通株式配当金につきましては減配させていただくことになりました。誠に遺憾ではございますが、株主の皆さまには、何卒ご理解賜りますようお願い申し上げます。

最近になりまして、米国の景気回復を背景とする輸出の拡大など、経済の一部に明るい動きも見られるものの、その先行きには依然不透明感が強く、銀行を取り巻く経営環境は引き続き厳しい状況が続くと予想されます。当行は、昨年来、極めて厳しい経営環境の変化にも耐え得る強靭な経営体質と財務基盤の確立を喫緊の課題として取り組んでまいりましたが、その方針はいささかも変わっておりません。経費削減への一層の取り組みに加え、合併により得られた邦銀屈指の顧客基盤を最大限に活かし、従来以上に付加価値の高い金融サービスの提供を通じて更なる収益力の向上を実現していくとともに、不良債権の最終処理の推進と保有株式の圧縮等により、磐石な財務基盤の構築に向けて一層の努力を重ねてまいる所存であります。

株主の皆さまには、何卒倍旧のご理解、ご支援を賜りますようお願い申し上げます。

平成14年6月27日

頭取　西川善文

営業の概況

業績の推移

	平成11年度		平成12年度		平成13年度
(単位：百万円)					
経常収益	4,112,276		3,289,556		2,791,405
業務純益 (除く一般貸倒引当金繰入額)	702,897		803,073		1,183,369
経常利益 (△印は経常損失)	336,409		359,167		△522,106
当期利益 (△印は当期損失)	105,935		137,835		△322,852
(単位：億円)					
純資産額	41,329		41,999		31,964
総資産	976,488		1,137,274		1,020,825
預金・譲渡性預金	675,724		707,297		676,293
貸出金	632,985		617,478		599,283
有価証券	158,938		270,599		204,429
(単位：円)	さくら銀行	住友銀行	さくら銀行	住友銀行	
1株当たり配当額 (普通株式)	6.00	6.00	6.00	6.00	4.00
1株当たりの当期利益 (△印は1株当たりの当期損失)	11.24	14.41	17.28	16.59	△59.20
(単位：%)	さくら銀行	住友銀行	さくら銀行	住友銀行	
連結自己資本比率 (国際統一基準)	12.53	11.60	11.31	10.94	10.45

(注1) 平成11年度、平成12年度はさくら銀行・住友銀行両行の計数を合算して表示しております。

(注2) 平成13年4月1日現在の純資産額は合併により、3兆7,729億円となっております。

(注3) 平成13年度の純資産額には、その他有価証券等の時価評価に伴う評価差額金△2,979億円が含まれております。

平成13年度の業績

当期の業績は以下のとおりとなりました。なお、増減の基準となります前期末残高は、さくら銀行・住友銀行両行の計数を合算しております。

預金・譲渡性預金

預金は期中2兆105億円増加し、期末残高は61兆518億円となりました。このうち定期性預金は期中2兆3,799億円減少し、期末残高は20兆9,325億円となりました。一方、譲渡性預金は期中5兆1,109億円減少し、期末残高は6兆5,775億円となりました。

貸出金

貸出金は期中1兆8,195億円減少し、期末残高は59兆9,283億円となりました。このうち個人向け貸出金は期中420億円減少し、期末残高は12兆4,930億円となりました。また、中小企業向け貸出金は期中1兆6,489億円減少し、期末残高は26兆2,873億円となりました。

特定取引資産・特定取引負債

特定取引資産は期中2,972億円増加し、期末残高は2兆7,056億円となりました。一方、特定取引負債は期中6,165億円増加し、期末残高は1兆7,970億円となりました。

有価証券

有価証券は国債をはじめとして期中6兆6,170億円減少し、期末残高は20兆4,429億円となりました。

外国為替取扱高

外国為替取扱高は前期比5,312億6千2百万ドル減少し、1兆2,875億4千8百万ドルとなりました。

損益の状況

当期は、内外にわたる資金の効率的運用・調達に努めるとともに、合併効果の早期実現に向けて経費削減を含めた経営のあらゆる面での合理化を進め、収益力の強化を図りました。一方、不良債権の最終処理をより一層加速するとともに、将来の資産劣化リスクへの対応力を一段と強化するため、1兆5千億円を超える貸倒償却引当費用を計上いたしました。この結果、経常損失は5,221億6百万円、当期損失は3,228億5千2百万円となりました。

配当金

当期は、大幅な損失計上となりましたため、内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要がありますことから、誠に遺憾ながら、普通株式の期末配当金につきましては、1株につき4円(年間4円、前期比2円減額)とさせていただきました。なお、当期末の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式の配当金につきましては、それぞれ1株につき所定の10円50銭、28円50銭及び13円70銭とさせていただきました。

連結自己資本比率(国際統一基準)

自己資本比率の分子となる自己資本は、7兆608億円となりました。一方、分母となるリスクアセットは、67兆5,480億円となりました。この結果、国際統一基準に基づく当行の連結自己資本比率は10.45%となりました。

●預金・貸出金の残高

(単位：億円)



10.3
737,708
710,140
11.3
659,669
660,081
12.3
675,724
632,985
13.3
707,297
617,478
14.3
676,293
599,283
預金・譲渡性預金
貸出金

(注1) 記載金額は単位未満を切り捨てて表示しております。
(注2) 10.3～13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●個人・中小企業向けご融資残高

(単位：億円)



10.3
418,558
11.3
405,411
12.3
414,591
13.3
404,712
14.3
387,803

(注1) 記載金額は単位未満を切り捨てて表示しております。
(注2) 10.3～13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●連結自己資本比率(国際統一基準)・自己資本の推移

(単位：億円)



10.3
9.12%
34,227
37,799
11.3
12.33%
10.95%
41,206
42,822
12.3
12.53%
11.60%
41,008
43,483
13.3
11.31%
10.94%
38,343
41,499
14.3
10.45%
70,608
さくら銀行
住友銀行
さくら銀行
住友銀行

(注) 記載金額は単位未満を切り捨てて表示しております。

トピックス

当行は、常に社会のより良い一員であることを目指し、日々の営業を通じて広く社会に貢献するため、様々な活動を行っております。ここでは、当行のトピックスをご紹介いたします。

【三井・住友グループ金融4社全面提携】

平成13年11月22日、当行、三井生命、住友生命、三井住友海上の4社は、三井・住友グループとしての保険事業強化のため、これまでの各社間の連携をさらに拡充し、新たな枠組みの下で、全面提携に取り組んでいくことに合意しました。



これは、経済・金融のグローバル化や規制緩和の進展に伴い、企業経営・消費者行動などを含めたわが国経済全般にわたる構造変革が進む中、保険業界においても商品・料率の自由化や異業種・外資の新規参入が進み、競争環境が一段と厳しさを増しているのを受け、より良い商品・サービスの提供と競争力の強化を目的としたものです。

具体的には従来から取り組んできた各社間の提携に加え、以下の提携を進めていきます。

(1) 三井・住友グループ保険各社における販売チャネルの相互連携
(2) 三井・住友グループ保険各社・当行による生損保・金融融合商品の共同研究・開発
(3) 三井・住友グループ保険各社・当行におけるアセットマネジメント事業の再編成
(4) 三井生命損害保険子会社の三井住友海上への集約化
(5) 三井・住友グループ保険各社・当行における人材交流の一層の拡大

また、今後の推進体制として、当行、三井生命、住友生命、三井住友海上の専務・常務級の役員をメンバーとする「提携推進委員会」を設置し、前記提携策の迅速な実行と個別提携案件の拡充を強力に推進することを発表しました。

全面提携の全体像



全面提携
三井住友銀行
生保契約者貸付の銀行ATMによる出金サービス
三井生命
生保チャネルでの損保商品販売
損保分野の共同市場開拓
生保営業職員による自動車保険の販売
損保商品の販売促進体制の整備
住友生命
三井生命
損保子会社の
三井住友海上への
集約化
損保チャネルでの生保商品販売
損保代理店での生保商品の販売
生保商品の販売促進体制の整備
三井住友海上

【ATMネットワーク拡大】

当行では、従来よりコンビニエンスストア「am/pm」1,100カ所以上の店舗にATM「@BANK」を設置し、当行のメインチャネルとして24時間ご利用いただけるサービスを提供してまいりましたが、お客さまに一層便利に当行のATMをご利用いただけるよう、その他のコンビニエンスストアとの提携も強化しました。平成13年10月にはローソンATMの提携銀行としてサービスを開始し、さらに平成14年1月にはセブン-イレブンへのATM設置を行うアイワイバンク銀行との提携を開始、すでにサービスを開始している「イーネット(E-net)」と合わせ約9,800店舗以上の24時間営業のコンビニATMネットワークを構築しました。



@BANK

【新築限定ローン取扱い開始】

新築住宅などの購入を検討されているお客さま向けに、4月1日より「新築限定ローン」の取扱いを開始しました。

ご融資の対象を新築物件に限定することで、お客さまにとって魅力ある金利水準を提供することが可能になりました。10年の長期固定と変動金利の2つの金利体系をご用意しています。


住宅ローン、大革命。
新築
限定ローン
年2.5%
0.5%優遇

【中小企業向け取引強化】

当行では、中小企業のお客さま向けに商品・サービスを充実させることを、法人部門の最注力分野の一つとして位置付けています。

体制面では、全国76カ所に専門窓口である「ビジネスサポートプラザ」を設置し、約400人の専門スタッフを配置しています。さらに平成13年秋から「法人プロモーションオフィス」を新設し、積極的かつ効率的にダイレクト・メールの発送やテレマーケティングを実施しています。


「実は、私たちも利用しています。」
中小企業経営者の皆さまへ。
三井住友銀行の「ビジネスセレクトローン」がお応えします。
0120-18-2310
www.smbc.co.jp
ビジネスセレクトローン
三井住友銀行

また、中小企業専用のスコアリングモデルを当行独自で開発し、信用リスクの判別力を高めた上で主力商品である「ビジネスセレクトローン」の商品内容を大幅に改定し、順調に残高を伸ばしています。

ビジネスセレクトローン

・ご融資金額	最大5,000万円
・ご融資期間	最長5年間（但し無担保は3年まで）
・その他の特徴	無担保・第三者保証不要

また、「三井住友銀行を試してください」というキャッチコピーを利用した広告プロモーションも、ビジネスサポートプラザや法人プロモーションオフィスによる効率的な業務の推進をサポートしており、今後とも中小企業分野における「三井住友銀行ブランド」の確立を目指しています。

第1期末貸借対照表（平成14年3月31日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,458,430	預金	61,051,813
現金	1,271,992	当座預金	4,598,808
預け金	4,186,438	普通預金	23,915,577
コールローン	620,406	貯蓄預金	1,314,621
買現先勘定	432,730	通知預金	6,241,545
買入金銭債権	146,650	定期預金	20,932,561
特定取引資産	2,705,648	定期積金	0
商品有価証券	9,827	その他の預金	4,048,698
商品有価証券派生商品	91	譲渡性預金	6,577,539
特定取引有価証券派生商品	12	コールマネー	3,883,991
特定金融派生商品	1,831,961	売現先勘定	1,100,446
その他の特定取引資産	863,755	売渡手形	6,868,800
金銭の信託	33,858	コマーシャル・ペーパー	1,001,000
有価証券	20,442,996	特定取引負債	1,797,086
国債	9,599,109	商品有価証券派生商品	79
地方債	429,412	特定取引有価証券派生商品	0
社債	1,183,562	特定金融派生商品	1,797,006
株式	5,595,410	借用金	3,406,286
その他の証券	3,635,501	再割引手形	58,784
貸出金	59,928,368	借入金	3,347,501
割引手形	857,827	外国為替	300,162
手形貸付	7,897,569	外国他店預り	192,766
証書貸付	39,435,408	外国他店借	56,057
当座貸越	11,737,562	売渡外国為替	27,822
外国為替	779,142	未払外国為替	23,514
外国他店預け	48,491	社債	2,133,754
外国他店貸	131,166	転換社債	1,106
買入外国為替	358,880	その他負債	4,962,176
取立外国為替	240,604	未決済為替借	7,886
その他資産	5,344,106	未払法人税等	31,874
未決済為替貸	29,087	未払費用	166,950
前払費用	5,650	前受収益	37,055
未収収益	362,359	従業員預り金	46,253
先物取引差入証拠金	20,653	先物取引受入証拠金	860
先物取引差金勘定	155	先物取引差金勘定	795
保管有価証券等	825	金融派生商品	887,205
金融派生商品	1,396,901	繰延ヘッジ利益	92,987
社債発行差金	220	債券貸付取引担保金	3,162,009
債券借入取引担保金	3,020,519	その他の負債	528,297
その他の資産	507,732	賞与引当金	11,342
動産不動産	890,981	退職給付引当金	116,854
土地建物動産	788,197	債権売却損失引当金	80,576
建設仮払金	2,606	特別法上の引当金	18
保証金権利金	100,177	金融先物取引責任準備金	18
繰延税金資産	1,741,114	再評価に係る繰延税金負債	63,137
支払承諾見返	5,529,996	支払承諾	5,529,996
貸倒引当金	△1,971,849	負債の部合計	98,886,088
		（資本の部）	
		資本金	1,326,746
		法定準備金	1,326,758
		資本準備金	1,326,758
		再評価差額金	100,346
		剰余金	740,874
		任意積立金	221,560
		海外投資等損失準備金	58
		行員退職積立金	1,656
		別途準備金	219,845
		当期未処分利益	161,699
		当期損失	322,852
		その他の剰余金	357,614
		資本準備金減少差益	357,614
		評価差額金	△297,950
		自己株式	△283
		資本の部合計	3,196,492
資産の部合計	102,082,581	負債及び資本の部合計	102,082,581

注 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。

5. デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

6. 動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　3年～20年

7. 自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

8. 新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

9. 外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として決算日の為替相場による円換算額を付しております。

なお、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

10. 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。

11.　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。なお、従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報 No.15）により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が 11,342 百万円減少し、「賞与引当金」が同額増加しております。

12.　退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（10 年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（10 年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理しております。

13.　債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法第 287 条ノ２に規定する引当金であります。

14.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15.　ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 15 号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 20 号）に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

16.　消費税及び地方消費税の会計処理は、税抜方式によっております。

17.　特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18 百万円　金融先物取引法第 82 条の規定に基づく準備金であります。

18.　子会社の株式及び出資総額　638,477 百万円

19.　子会社に対する金銭債権総額　507,461 百万円

20.　子会社に対する金銭債務総額　2,475,880 百万円

21.　動産不動産の減価償却累計額　522,831 百万円

22.　動産不動産の圧縮記帳額　76,321 百万円

23.　貸借対照表に計上した動産不動産のほか、電子計算機の一部については、リース契約により使用しております。

24.　貸出金のうち、破綻先債権額は 195,653 百万円、延滞債権額は 3,184,459 百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和 40 年政令第 97 号）第 96 条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

25.　貸出金のうち、３カ月以上延滞債権額は 92,324 百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

26. 貸出金のうち、貸出条件緩和債権額は2,344,016百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

27. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,816,452百万円であります。
なお、24. から27. に掲げた債権額は、貸倒引当金控除前の金額であります。

28. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,216,707百万円であります。

29. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	45,623百万円
特定取引資産	621,047百万円
有価証券	8,926,055百万円
貸出金	3,239,033百万円
担保資産に対応する債務	
コールマネー	1,505,000百万円
売現先勘定	1,100,446百万円
売渡手形	6,868,800百万円
借用金	98,128百万円
債券貸付取引担保金	2,504,332百万円
支払承諾	45,571百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,669百万円、特定取引資産296百万円、有価証券2,764,145百万円及び貸出金58,095百万円を差し入れております。

30. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,057,953百万円、繰延ヘッジ利益の総額は1,150,941百万円であります。

31. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日	平成10年3月31日
同法律第3条第3項に定める再評価の方法	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より90,526百万円下回っております。

また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

再評価を行った年月日	平成14年3月31日
当該事業用土地の再評価前の帳簿価額	248,659百万円
当該事業用土地の再評価後の帳簿価額	169,520百万円
同法律第3条第3項に定める再評価の方法	土地の再評価に関する法律施行令第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

2. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,050,790百万円が含まれております。
3. 社債には、劣後特約付社債625,854百万円が含まれております。
4. 旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権（商法等の一部を改正する法律（平成13年11月28日法律第128号）附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権）の内容は次のとおりであります。

平成10年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	296,000株
新株の発行価額（行使価額）	1株につき1,432円

平成11年7月30日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	393,000株
新株の発行価額（行使価額）	1株につき1,628円

平成12年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	353,000株
新株の発行価額（行使価額）	1株につき1,361円

平成13年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	1,149,000株
新株の発行価額（行使価額）	1株につき1,035円

株式会社さくら銀行から承継した旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権（商法等の一部を改正する法律（平成13年11月28日法律第128号）附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権）の内容は次のとおりであります。

平成11年8月23日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	167,400株
新株の発行価額（行使価額）	1株につき1,124円

平成12年7月25日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	174,600株
新株の発行価額（行使価額）	1株につき1,287円

1株当たりの当期損失　59円20銭

有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「商品有価証券」、「その他の特定取引資産」中の譲渡性預け金及びコマーシャル・ペーパー、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権が含まれております。以下39.まで同様であります。

売買目的有価証券

貸借対照表計上額	873,583百万円
当期の損益に含まれた評価差額	265

満期保有目的の債券で時価のあるもの

	貸借対照表計上額	時価	差額	うち益	うち損
国債	100,968百万円	101,400百万円	431百万円	431百万円	－百万円
その他	26,992	27,708	715	734	19
合計	127,961	129,108	1,146	1,165	19

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	貸借対照表計上額	時価	差額
子会社・子法人等株式	104,003百万円	101,413百万円	△2,589百万円
関連法人等株式	8,485	10,974	2,488
合計	112,488	112,387	△101

め、従業員に対する賞与の支給見込額
従業員賞与の未払計上額については、
従業員賞与の財務諸表における表示科
一審理情報No.15）により、当期から
より、「未払費用」が11,342百万円減

、当期末における退職給付債務及び年
。また、過去勤務債務及び数理計算上

残存勤務期間内の一定の年数（10年）

存勤務期間内の一定の年数（10年）に
をそれぞれ発生の翌期から損益処理
按分額を費用処理しております。
売却した不動産担保付債権の担保価値
必要と認められる額を計上しておりま
当金であります。
もの以外のファイナンス・リース取引に
ております。
を適用しております。これは、デリバ
及び負債から生じる金利リスクを総体で
ける金融商品会計基準適用に関する当面
業種別監査委員会報告第15号）に定め
評価は、許容リスク量の範囲内にリスク
ており、ヘッジ対象の金利リスクが減殺
評価しております。また、会計処理方法

株式並びに外貨建その他有価証券（債券
における外貨建取引等の会計処理に関す
士協会業種別監査委員会報告第20号）
銘柄を特定し、当該外貨建有価証券につ
いること等を条件として、繰延ヘッジ又

のヘッジ目的のデリバティブ取引につい
ます。
っております。

法第82条の規定に基づく準備金であり

機の一部については、リース契約により

滞債権額は3,184,459百万円であります。
が相当期間継続していることその他の事
ものとして未収利息を計上しなかった貸
息不計上貸出金」という。）のうち、法人
第3号のイからホまでに掲げる事由又は
ます。
て、破綻先債権及び債務者の経営再建又
貸出金以外の貸出金であります。
万円であります。
払いが約定支払日の翌日から3月以上遅
ないものであります。

その他有価証券で時価のあるもの

	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	5,234,755 百万円	4,733,857 百万円	△500,897 百万円	180,943 百万円	681,841 百万円
債券	10,517,923	10,555,706	37,783	55,597	17,814
国債	9,463,294	9,498,141	34,847	39,207	4,360
地方債	421,315	429,412	8,097	9,764	1,667
社債	633,314	628,153	△5,161	6,625	11,786
その他	2,775,933	2,757,392	△18,540	7,696	26,236
目的区分変更	-	-	61	61	-
合計	18,528,611	18,046,957	△481,593	244,299	725,892

上記の評価差額に繰延税金資産 185,991 百万円を加えた額△295,601 百万円が、「評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下「減損処理」という）しております。当期におけるこの減損処理額は 97,140 百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて 30%以上下落
正常先	時価が取得原価に比べて 50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

37. 当期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
31,513,898 百万円	174,190 百万円	90,314 百万円

38. 時価のない有価証券のうち、主なものの内容と貸借対照表計上額は、次のとおりであります。

内　容	貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,384 百万円
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	894,584
関連法人等株式	177,502
その他	16,507
その他有価証券	
非上場債券	555,408
非上場外国証券	347,494
非上場株式（店頭売買株式を除く）	143,314
その他	112,358

39. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,268,355 百万円	6,927,429 百万円	1,813,599 百万円	202,700 百万円
国債	2,155,760	6,006,279	1,236,840	200,230
地方債	25,433	110,409	292,998	570
社債	87,161	810,740	283,760	1,900
その他	311,056	1,948,876	126,360	510,543
合計	2,579,411	8,876,305	1,939,960	713,243

40. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

貸借対照表計上額	3,715百万円
当期の損益に含まれた評価差額	-

その他の金銭の信託

取得原価	33,968百万円
貸借対照表計上額	30,142
評価差額	△3,825
うち益	135
うち損	3,960

なお、上記の評価差額に繰延税金資産 1,477 百万円を加えた額△2,348 百万円が「評価差額金」に含まれております。

41. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に 999 百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に 827 百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は 3,193,191 百万円、当期末に当該処分をせずに所有しているものは 507,010 百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

なお、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、金融商品に係る会計基準の改正により、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ 3,098,200 百万円、164,100 百万円及び 2,934,100 百万円減少しております。

42. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257 百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが 21,097,495 百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続きに基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

43. 当期末における退職給付引当金並びに同引当金と相殺されている退職給付信託における年金資産（未認識数理計算上の差異を除く）は、それぞれ以下のとおりであります。

	退職一時金	厚生年金基金	合計
退職給付引当金 （退職給付信託の年金資産控除前）	△117,936 百万円	△151,545 百万円	△269,481 百万円
退職給付信託の年金資産 （未認識数理計算上の差異を除く）	94,611	58,015	152,627
退職給付引当金 （退職給付信託の年金資産控除後）	△23,324	△93,530	△116,854

当期末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,070,564 百万円
年金資産（時価）	730,307
未積立退職給付債務	△340,256
会計基準変更時差異の未処理額	60,502
未認識数理計算上の差異	221,954
未認識過去勤務債務（債務の減額）	△59,055
貸借対照表計上額の純額	△116,854

44. 商法第289条第2項及び銀行法第18条第2項の規定に基づき、当期中に法定準備金を減少しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中の「資本準備金減少差益」は357,614百万円、当期未処分利益は241,421百万円増加しております。

45. 自己株式は、従来、「株式」に含めて計上しておりましたが、銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」(平成14年4月19日付内閣府令第36号)により改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。

46. 金融商品に係る会計基準の適用に伴い、当期からその他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「評価差額金」が△297,950百万円計上されております。

47. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が8,100百万円(株式会社さくら銀行が第11期に計上した金額との合計で16,833百万円)、当期が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,904百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は93,209百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,631百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,833百万円減少しております。

第1期損益計算書 (平成13年4月1日から 平成14年3月31日まで)

(単位：百万円)

科目	金額	
経常収益		2,791,405
資金運用収益	2,192,961	
貸出金利息	1,256,848	
有価証券利息配当金	504,732	
コールローン利息	4,432	
買現先利息	1,781	
買入手形利息	27	
預け金利息	185,085	
金利スワップ受入利息	173,443	
その他の受入利息	66,611	
役務取引等収益	239,645	
受入為替手数料	100,509	
その他の役務収益	139,135	
特定取引収益	121,414	
特定金融派生商品収益	120,302	
その他の特定取引収益	1,112	
その他業務収益	150,886	
外国為替売買益	10,439	
国債等債券売却益	124,773	
金融派生商品収益	15,110	
その他の業務収益	562	
その他経常収益	86,498	
株式等売却益	54,196	
金銭の信託運用益	1,810	
その他の経常収益	30,490	
経常費用		3,313,512
資金調達費用	716,677	
預金利息	323,249	
譲渡性預金利息	14,430	
コールマネー利息	8,807	
売現先利息	17,379	
売渡手形利息	1,253	
コマーシャル・ペーパー利息	970	
借用金利息	136,900	
社債利息	31,187	
社債発行差金償却	50	
転換社債利息	97	
その他の支払利息	182,350	
役務取引等費用	74,373	
支払為替手数料	20,634	
その他の役務費用	53,738	
特定取引費用	125	
商品有価証券費用	107	
特定取引有価証券費用	17	
その他業務費用	60,445	
国債等債券売却損	50,522	
国債等債券償還損	1,985	
国債等債券償却	5,704	
社債発行費償却	2,161	
その他の業務費用	71	
営業経費	696,775	
その他経常費用	1,765,115	
貸倒引当金繰入額	1,158,947	
貸出金償却	283,895	
債権売却損失引当金繰入額	37,034	
株式等売却損	54,300	
株式等償却	130,585	
金銭の信託運用損	1,867	
その他の経常費用	98,485	
経常損失		522,106
特別利益		26,783
動産不動産処分益	4,360	
償却債権取立益	258	
その他の特別利益	22,164	
特別損失		41,314
動産不動産処分損	18,562	
その他の特別損失	22,752	
税引前当期損失		536,637
法人税、住民税及び事業税		32,737
法人税等調整額		△246,522
当期損失		322,852
前期繰越利益		68,994
合併による未処分利益受入額		114,169
再評価差額金取崩額		59,967
利益準備金取崩額		241,421
当期未処分利益		161,699

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 子会社との取引による収益総額 257,748百万円
子会社との取引による費用総額 197,053百万円
3. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
4. 「その他の経常収益」には、退職給付信託に係る信託設定益7,715百万円を含んでおります。
5. 「その他の特別利益」は、子会社清算に伴う配当であります。
6. 「その他の特別損失」は、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円であります。

第1期利益処分計算書

(単位：円)

科目	金額
当期未処分利益	161,699,569,643
任意積立金取崩額	12,145,600
海外投資等損失準備金取崩額	12,145,600
計	161,711,715,243
利益処分額	37,349,565,924
第1回第一種優先株式配当金 (1株につき10円50銭)	703,500,000
第2回第一種優先株式配当金 (1株につき28円50銭)	2,850,000,000
第五種優先株式配当金 (1株につき13円70銭)	10,960,000,000
普通株式配当金 (1株につき4円)	22,835,959,344
任意積立金	106,580
海外投資等損失準備金	106,580
次期繰越利益	124,362,149,319

（ご参考）連結貸借対照表（平成14年3月31日現在）

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,632,296	預金	64,985,976
コールローン及び買入手形	720,154	譲渡性預金	6,662,097
買現先勘定	793,266	コールマネー及び売渡手形	10,775,484
買入金銭債権	461,879	売現先勘定	1,468,504
特定取引資産	3,278,105	コマーシャル・ペーパー	1,167,500
金銭の信託	33,860	特定取引負債	2,331,500
有価証券	20,694,632	借用金	2,889,907
貸出金	63,645,586	外国為替	299,610
外国為替	795,755	社債	3,505,820
その他資産	6,447,644	転換社債	1,106
動産不動産	1,207,589	債券貸付取引担保金	3,174,799
リース資産	927,120	その他負債	2,861,669
繰延税金資産	1,882,464	賞与引当金	21,606
再評価に係る繰延税金資産	726	退職給付引当金	147,972
連結調整勘定	18,518	債権売却損失引当金	86,371
支払承諾見返	3,625,047	特別法上の引当金	336
貸倒引当金	△2,159,649	繰延税金負債	39,206
		再評価に係る繰延税金負債	64,015
		支払承諾	3,625,047
		負債の部合計	104,108,534
		（少数株主持分）	
		少数株主持分	983,847
		（資本の部）	
		資本金	1,326,746
		資本準備金	1,326,758
		再評価差額金	121,244
		連結剰余金	475,357
		評価差額金	△304,837
		為替換算調整勘定	△15,174
		計	2,930,095
		自己株式	△283
		子会社の所有する親会社株式	△17,191
		資本の部合計	2,912,619
資産の部合計	108,005,001	負債、少数株主持分及び資本の部合計	108,005,001

（注）1．記載金額は百万円未満を切り捨てて表示しております。

2．子会社の所有する親会社株式の「子会社」は、連結財務諸表の用語、様式及び作成方法に関する規則第2条第2号に掲げる子会社であります。

（ご参考）連結損益計算書（平成13年4月1日から 平成14年3月31日まで）

（単位：百万円）

科目	金額	
経常収益		3,779,702
資金運用収益	2,176,685	
（うち貸出金利息）	(1,420,950)	
（うち有価証券利息配当金）	(318,508)	
役務取引等収益	387,280	
特定取引収益	129,450	
その他業務収益	845,583	
（うちリース料収入）	(380,904)	
その他経常収益	240,702	
経常費用		4,360,330
資金調達費用	726,901	
（うち預金利息）	(331,670)	
役務取引等費用	67,747	
特定取引費用	17	
その他業務費用	666,651	
（うち賃貸原価）	(328,670)	
営業経費	935,553	
その他経常費用	1,963,458	
経常損失		580,628
特別利益		29,428
特別損失		53,138
税金等調整前当期純損失		604,338
法人税、住民税及び事業税		101,860
法人税等調整額		△289,305
少数株主利益		46,993
当期純損失		463,887

（注）記載金額は百万円未満を切り捨てて表示しております。

（ご参考）連結剰余金計算書（平成13年4月1日から 平成14年3月31日まで）

（単位：百万円）

科目	金額
連結剰余金期首残高	319,924
連結剰余金増加高	741,468
合併に伴う剰余金増加高	309,177
連結子会社の合併に伴う剰余金増加高	2,778
連結子会社の増加に伴う剰余金増加高	10,936
持分法適用会社の増加に伴う剰余金増加高	828
再評価差額金の取崩に伴う剰余金増加高	60,132
資本準備金の取崩に伴う剰余金増加高	357,614
連結剰余金減少高	122,148
配当金	11,199
連結子会社の合併に伴う剰余金減少高	4,465
連結子会社の増加に伴う剰余金減少高	106,479
持分法適用会社の増加に伴う剰余金減少高	3
当期純損失	463,887
連結剰余金期末残高	475,357

（注）記載金額は百万円未満を切り捨てて表示しております。

役　員 (平成14年5月24日現在)

取締役会長 (代表取締役)	岡田　明重
頭　取 (代表取締役)	西川　善文※
副頭取 (代表取締役)	白賀　洋平※
副頭取 (代表取締役)	足助　明郎※
副頭取 (代表取締役)	石川　博一※
専務取締役 (代表取締役)	奥山　俊一※
専務取締役 (代表取締役)	佐久間　邁※
専務取締役 (代表取締役)	中尾　秀光※
専務取締役 (代表取締役)	栗山　道義※
専務取締役 (代表取締役)	永田　武全※
専務取締役 (代表取締役)	平松　秀則※
専務取締役 (代表取締役)	井上　正※
専務取締役 (代表取締役)	小川　恵三※
専務取締役 (代表取締役)	奥　正之※
専務取締役 (代表取締役)	門脇　英晴※
専務取締役 (代表取締役)	塚本　武正※
常務取締役	北山　禎介※
常務取締役	児玉　龍三※
常務取締役	高橋　繁正※
常務取締役	野田賢治郎※
常務取締役	廣田　正※
常務取締役	松本　睦彦※
常務取締役	水島藤一郎※
常務取締役	宮城　覚映※
取締役	山内　悦嗣
取締役	山川洋一郎
常任監査役	紀伊　博
常任監査役	平野豊三郎
常任監査役	渡辺　知行
監査役	平岩　外四
監査役	大西　勝也
監査役	伊藤　助成
監査役	岡村　泰孝

(注) 1. ※の取締役は執行役員を兼務しております。
2. 監査役 平岩外四、同 大西勝也、同 伊藤助成、同 岡村泰孝の4氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしております。

株式のご案内

決算期
3月31日

定時株主総会
6月下旬

1単元の株式の数
1,000株

配当金受領株主確定日
3月31日および中間配当金の支払いを行うときは9月30日

基準日
定時株主総会　3月31日
その他必要があるときは、あらかじめ公告して定めます。

公告掲載新聞
日本経済新聞

株式事務取扱場所・取次所

名義書換代理人	大阪市中央区北浜4丁目5番33号 住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内1丁目4番4号 住友信託銀行株式会社証券代行部
[郵便物の送付先 電話お問合せ先]	〒183-8701 東京都府中市日鋼町1番10 住友信託銀行株式会社証券代行部 （住所変更等用紙のご請求） 0120-175-417 （その他のご照会）0120-176-417
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広尾ガーデンヒルズ出張所





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和郡山支店

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鹿児島支店
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ローンプラザ出張所

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西日本
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阪神西宮ローンプラザ
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学園前ローンプラザ
三田ローンプラザ

被振込専用支店
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あじさい支店
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なでしこ支店
はまゆう支店
東日本支店
ひなぎく支店
ひまわり支店
ベイサイド支店

上記の他に
エーティーエム統括支店
東京外為事務部
大阪外為事務部
勒本町出張所
名古屋法人営業出張所を設置しております。

三井住友銀行
SMBC SUMITOMO MITSUI BANKING CORPORATION

再生紙使用

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

ディスクロージャー誌

2002

三井住友銀行

経営理念

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友銀行プロフィール

（平成14年3月31日現在）

総資産	102兆 825億円
預金	61兆 518億円
貸出金	59兆9,283億円
資本金	1兆3,267億円
連結自己資本比率（国際統一基準）	10.45%
発行済株式数	
普通株式	5,709百万株
第1回第一種優先株式	67百万株
第2回第一種優先株式	100百万株
第五種優先株式	800百万株

長期格付（平成14年6月30日現在）

A3	(Moody's)
BBB	(S&P)
A−	(FITCH)
A+	(R&I)
AA−	(JCR)

従業員数　25,027人

拠点数（平成14年6月30日現在）

国内　1,482カ所
（本支店595〈うち被振込専用支店28〉、出張所99、代理店4、付随業務取扱所6、無人店舗778）

海外　38カ所
（支店21、出張所2、駐在員事務所15）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分実績を除いています。

CONTENTS

本誌は、銀行法第21条に基づいて作成したディスクロージャー資料（業務および財産の状況に関する説明書類）です。

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友銀行 広報部　平成14年7月
〒100-0006 東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

ごあいさつ



三井住友銀行の発足から１年あまりが経過いたしました。

ここに合併初年度のご報告ができますことは、お客さま、株主の皆さまの温かいご支援、お引き立ての賜と、まずもって心から御礼申し上げます。

私どもを取り巻く経済環境は、依然厳しい状況にありますが、当行では、役職員一人ひとりが、経営理念であります「お客様に、より一層価値あるサービスを提供し、お客様と共に発展する」こと、「事業の発展を通じて、株主価値の永続的な増大を図る」こと、を改めて胸に刻み、当行に寄せられる大きなご期待にお応えし、責任を果たすべく努力を重ねてまいります。

今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成14年7月

取締役会長　岡田明重　　頭取　西川善文

頭取メッセージ

合併初年度の総括

合併初年度の平成13年度は、新銀行として盤石な経営体制の整備を進めるとともに、合併効果を具体的な成果としていち早く実現することに注力した一年でありました。

一方、デフレ傾向の加速、企業業績のさらなる悪化、株価、地価の下落などマクロ経済環境は一層厳しさを増しており、このような変化に対応できる強靭な経営体質と財務基盤を早期に構築することが喫緊の課題となりました。

こうした厳しい環境の中で、さまざまな経営課題を克服するため、以下の取り組みを実施いたしました。

第一に、人心の融和はもちろんのこと、主要グループ会社の統合やシステムの統合など、新たな経営体制を順調に構築することができました。

第二に、合併により強化された顧客基盤や商品・サービスを最大限活用するとともに、市場営業部門における的確なマーケット・オペレーションなどにより、1兆円を超える業務純益をあげることができました。また、さらなる収益力の強化に向けて、ビジネスのあり方を抜本的に見直すことを目的として「業務改革委員会」を設置し、積極的な改革への取り組みを開始いたしました。

第三に、お客さまの利便性向上という観点からリモートチャネルの拡充に努めつつ、有人店舗の統合を進め、また、事務システム関連や施設関連コストの合理化に積極的に取り組むなど、経費面における合併効果の早期実現に注力し、経費の大幅削減を実現いたしました。

第四に、平成14年度以降の業績回復を確かなものとするために、バランスシートの強化を図りました。特に、不良債権処理については、大口債務者企業等の再編、再建処理等を積極的に進め、それに伴う所要の財務的手当てを実施するとともに、将来の資産劣化リスクへの対応を一段と強化するため、債務者区分の見直しや引当率のさらなる引き上げ等を行いました。この結果、不良債権処理コストは1兆5,431億円に上りましたが、大口債務者を中心に不良債権処理の最終的な道筋をつけるとともに、将来の蓋然的なリスクについても備えを厚くすることができました。

平成14年度の経営課題への取り組み

さて、この平成14年度は、合併効果を本格的に実現していく年であります。当行は、旧両行の強みであった戦略実行のスピード、高い収益力、グループ会社を通じた幅広い金融サービス提供力を、合併により一層強化しており、これらの競争優位性を粗利益、経費の両面において最大限発揮してまいります。しかしながら、経営環境が依然厳しい状況にあることを考えれば、合併効果の実現にとどまらず、収益力のさらなる増強、アセットクオリティの改善等のために一段の施策を講じることが不可欠です。そこで、平成14年度は「バランスシートの一層の強化」と、「収益力の抜本的な強化」の2点について、経営の最重要課題として取り組んでいく方針です。

1. バランスシートの一層の強化

第一に、「バランスシートの一層の強化」については、「不良債権処理のさらなる促進」と「株価変動リスクの削減」の2点がポイントです。

当行は、平成13年度に思い切った不良債権処理を行い、経営の健全化に向けて大きく前進いたしました。平成14年度は、不良債権の新規発生の抑制はもちろんのこと、特に最終処理を集中的に進めていく方針です。このために、問題債権専担部門の再編・強化を行い、専門人材の集中投入を進めており、このような取り組みを通じて、不良債権問題からの早期完全脱却を図っていく考えです。

次に、株価変動リスクの削減に向けた保有株式の圧縮については、平成16年9月に導入される株式の保有制限をクリアすることはもとより、より踏み込んだ残高の圧縮を早期に進め、経営の安定性を一層増すように努めてまいります。

2. 収益力の抜本的な強化

第二に「収益力の抜本的な強化」については、「さらなる効率化策の実行」と「業務改革の推進」を通じ、持続的な業績拡大を可能とする収益体質を構築していく考えです。

(1)さらなる効率化策の実行

当行は、合併前から経費構造の改善に積極的に取り組み、今や邦銀の中で際立った優位性を有しておりますが、それでもまだ改善余地は多く残されていると考えております。

特に、当行独自の優位性である「合併効果の実現」の本格化はまさにこれからであり、平成14年7月に完了を予定している国内勘定系システムの一本化を受けて、重複店舗の統合を短期間のうちに進め、一段の経費削減を実現してまいります。

(2)業務改革の推進

次に、収益力の抜本的な強化に向け、主要なビジネスラインにおける業務改革を実行に移し、具体的な成果に結びつけてまいります。いくつかの重要な取り組みのうち、「法人ビジネスにおける業務改革」について少し詳しくご説明いたします。

邦銀は長年の融資慣行や過当競争を背景として、リスクに見合った金利水準を確保できていない貸出を多く抱えているのが実態であります。また、貸出形態等についても改善しなければならない点が多くあります。こうした改善は、貸出債権の収益性のみならず、ポートフォリオを適切にコントロールして健全性を高めるという観点からも不可欠であるため、最優先課題として取り組んでいく必要があります。その実現のためには、お客さまに一方的に取引条件の見直しをお願いするのではなく、お客さまの企業価値向上に向け、資金調達、企業再編、合理化といったさまざまなニーズにお応えできるよう金融ソリューション提供力を一層強化するとともに、取るべきリスクは、適切なリスク管理のもと積極的に取る体制を整えてまいります。これらの取り組みによって、従来の融資慣行とは異なる新たな関係をお客さまとの間に構築しながら、同時に当行の収益力も強化してまいりたいと考えております。



頭取　西川　善文

終わりに

当行が取り組んでおります業務改革は、単に当行固有の問題にとどまらず、わが国銀行業の共通な課題に対する抜本的な変革を、我々の手で短期間に成し遂げようというチャレンジングなものです。従ってその達成は決して容易なことではありません。しかしながら、その実現なしに当行のさらなる発展はありえないのもまた事実であり、私は、まさに不退転の決意で臨んでいく所存であります。同時に、この取り組みは、必ずや当行の株主価値の永続的な増大につながり、ひいては日本経済の長期的な発展に資すると確信しております。

当行は、このような高い使命感を持ち、役職員一丸となって努力してまいります。

皆さまからのなお一層のご支援を賜りますようよろしくお願い申し上げます。

トピックス

2001年

4月

旧さくら銀行　　旧住友銀行

（株）三井住友銀行発足

2002年

1月

○（株）アイワイバンク銀行とのATM提携①

3月

○法定準備金の剰余金への振替実施

○「ビジネスセレクトローン」の本格的な販売開始②

4月

○「資産運用プラザ」の設置③

○「新築限定ローン」の販売開始④

○三井生命保険（相）、住友生命保険（相）、三井住友海上火災保険（株）、および当行による運用子会社の合併にかかる基本合意⑤

6月

○「法人プロモーションオフィス」の設置⑥

○個人預金者向け経営情報開示パンフレット「みなさまによりご理解いただくために～<三井住友銀行>の預金者のみなさまへ～」の配布開始⑦

7月

○「国際連合環境計画（UNEP）金融機関声明」への署名⑧

①（株）アイワイバンク銀行とのＡＴＭ提携

当行では、従来よりコンビニエンスストア「am/pm」の店舗1,100カ所以上にATM「@BANK（アットバンク）」を設置し、当行のメインチャネルとして24時間ご利用いただけるサービスを提供してきましたが、お客さまにとって一層便利にご利用いただけるよう、その他のコンビニエンスストアとの提携も強化しました。

平成14年1月には（株）アイワイバンク銀行と提携し、全国各地のセブン-イレブンに設置されたATMでもお引き出しや残高照会が24時間可能となりました。既にサービスを開始しているローソンATMや「E-net（イーネット）*」と合わせて、約9,800店舗以上の24時間営業のコンビニATMネットワークを構築しました。

＊ファミリーマート等のコンビニ店舗にあるATM

②「ビジネスセレクトローン」の本格的な販売開始

当行では、中小企業のお客さまとのお取引を積極的に推進するため、平成14年3月から「ビジネスセレクトローン」の本格的な販売を開始しました。

この「ビジネスセレクトローン」は、スピード回答が特長の融資商品で、借入金額は最大5,000万円、借入期間は最長5年（無担保の場合最長3年）となっています。さらに、資金使途についても、従来の同種の商品では運転資金に限られていたものを、対象を設備資金まで拡大し、中小企業のお客さまのさまざまなビジネスチャンスに、より一層お応えできるようにしました。

③「資産運用プラザ」の設置

平成14年4月、これまでの「投資サービスプラザ」について、組織面・インフラ面・ビジネスモデルの観点からその運営を見直し、新たに「資産運用プラザ」と名称を刷新し、機能強化を図るとともに、これまでの21カ所から64カ所へと大幅に拡大しました。



資産運用プラザ内テレビ会議システム

資産運用や資金調達に関するより充実した情報提供のみならず、平成14年度から導入を開始したテレビ会議システムを活用し、税務・法務等多彩な内容のセミナーを開催します。これまでに培われたノウハウの高度化を通じ、より高品質の資産運用サービスの提供に努めていきます。

④「新築限定ローン」の販売開始

当行では、マイホームを購入されるお客さまに、いかに簡単に、便利に、そしてすばやくご融資することができるかを重視しており、常にお客さまのご要望を反映し、さらに借りやすさを高めた商品の開発を進めています。

平成14年4月から販売を開始した「新築限定ローン」では、不動産開発会社との相互協力等により、ローン組成コストを比較的低くすることが可能な「新築物件」に限定した商品設計をすることで、従来にない有利な金利水準を実現し、お客さまに還元させていただいています。

そのほかにも、例えば「おとくな住宅ローン」キャンペーンの期間延長等、サービスの拡充に努めています。



⑤運用子会社の合併合意

平成13年11月、三井生命保険(相)、住友生命保険(相)、三井住友海上火災保険(株)および当行は、三井・住友グループとしての保険事業強化のため、全面提携について取り組んでいくことに合意しました。

その具体的な取り組みの一つとして、平成14年12月をめどにそれぞれの運用子会社を合併し、「三井住友アセットマネジメント(株)」として活動を開始することに合意しました。それぞれの強みを活かしつつ運用力の強化、経営の効率化を図り、お客さまにご満足いただける最高品質の商品、サービスを提供できるトップクラスの運用会社を目指します。

⑥「法人プロモーションオフィス」の設置

当行では、平成13年4月の合併以来、随時組織の見直しを行い、経営の効率化を図るとともに、よりお客さま本位のサービスを提供できる体制の構築に努めてきました。

当行はこれまでもマス広告等を通じて潜在的なお客さまとの取引の拡充を図ってきましたが、こうしたお客さまのニーズの発掘やタイムリーな対応を強化すべく、平成13年10月に試行的に立ち上げていた「法人プロモーションオフィス」を、法人部門営業店として正式に独立させ、さらなる機能強化を図りました。マス広告等に伴う、当行との取引を期待するお客さまからのお問い合わせ(インバウンド)への対応や、従来の各拠点によるアプローチ以外に、外部・内部データを活用した積極的なダイレクトメール、テレマーケティング(アウトバウンド)を実施し、取引の拡充を図っていきます。

⑦個人預金者向け経営情報開示パンフレットの配布開始

ここ数年相次いだ金融機関の経営破綻に加え、平成14年4月からはペイオフの凍結措置が一部解除されたことに伴い、金融機関の経営情報への関心がこれまで以上に高まっています。そこで、当行では、個人のお客さまを対象に、これまでの情報開示資料(ディスクロージャー誌等)に加え、分かりやすく、かつ新しい情報をタイムリーにお届けできるよう、「みなさまによりご理解いただくために～<三井住友銀行>の預金者のみなさまへ～」というパンフレットを作成しました。お客さまの当行へのご理解、ご認識を一層深めていただき、企業としての信頼性を向上すべく、引き続き情報開示の充実に努めていきます。


みなさまによりご理解
いただくために
三井住友銀行

⑧「国際連合環境計画(UNEP)金融機関声明」への署名

昨今、国内外において環境保全活動が強化されているなかで、金融機関が環境保全に果たす役割も大きくなってきています。

当行では、国際連合の環境保全活動の中核機関である「国際連合環境計画(UNEP: United Nations Environmental Programme)」の「環境及び持続可能な発展に関する金融機関声明」に署名しました。国際的な声明に署名することで、改めて環境問題への取り組み姿勢を国内外に表明するものです。

平成13年度の実績

財務ハイライト

■連結

(単位：百万円)

	平成9年度		平成10年度		平成11年度		平成12年度		平成13年度
経常収益	5,192,491		4,817,147		5,150,418		4,449,177		3,779,702
経常利益(△は経常損失)	△906,289		△1,653,511		373,782		494,617		△580,628
当期純利益(△は当期純損失)	△339,597		△1,048,155		124,456		132,408		△463,887
純資産額	3,398,330		3,931,609		4,012,912		4,012,960		2,912,619
総資産額	117,529,874		103,988,877		102,263,112		119,242,661		108,005,001
リスク管理債権	/		4,107,498		3,864,758		3,256,418		6,484,367
貸倒引当金	2,343,038		1,934,627		1,632,687		1,268,853		2,159,649
有価証券の評価損益	/		/		1,834,215		△301,106		△495,507
	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行	
1株当たり純資産額(円)	446.47	532.18	331.28	400.71	340.98	415.77	333.46	426.32	282.85
1株当たり当期純利益 (△は1株当たり当期純損失)(円)	△25.51	△80.00	△124.72	△181.48	12.58	18.61	9.22	25.50	△84.12
潜在株式調整後1株当たり当期純利益(円)	—	—	—	—	—	18.17	9.21	24.93	—
自己資本比率(国際統一基準)(%)	9.12	9.23	12.33	10.95	12.53	11.60	11.31	10.94	10.45
自己資本利益率(ROE)(%)	—	—	—	—	3.74	4.55	2.67	6.05	—
従業員数(人)	/	/	/	/	23,837	19,364	24,184	22,222	43,793

(注) 1. 平成12年度以前はさくら銀行・住友銀行両行の計数を合算して表示しております。
2. 平成13年度の純資産額には、その他有価証券等の時価評価に伴うその他有価証券評価差額金△304,837百万円が含まれております。
3. 有価証券の評価損益は、平成11年度以前は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価(または償却原価)との差額を記載しております。なお、後者のうち、株式については、期末前1カ月の平均時価に基づいて算出しております。詳細は77ページをご参照ください。
4. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。

(億円) □ 業務純益(除く一般貸倒引当金繰入額)【単体】



12,000
9,000
6,000
3,000
0
6,331
6,706
7,029
8,031
11,834
平成9年度
平成10年度
平成11年度
平成12年度
平成13年度

(%) ■ 自己資本比率(国際統一基準)【連結】



16
12
8
4
0
9.23
9.12
12.33
10.95
12.53
11.60
11.31
10.94
10.45
平成9年度
平成10年度
平成11年度
平成12年度
平成13年度
○さくら銀行
◎住友銀行
●三井住友銀行

(億円) □ 経費(除く臨時処理分)・経費率【単体】(%)



8,000
6,000
4,000
2,000
0
60
45
30
15
0
8,087
7,789
7,276
7,001
6,701
56.1
53.7
50.7
46.6
36.2
平成9年度
平成10年度
平成11年度
平成12年度
平成13年度
□経費
●経費率

(億円) □ 金融再生法に基づく開示債権【単体】



60,000
45,000
30,000
15,000
0
38,138
36,405
28,225
59,000
平成10年度
平成11年度
平成12年度
平成13年度

□単体

（単位：百万円）

	平成９年度		平成10年度		平成11年度		平成12年度		平成13年度
経常収益	4,858,873		3,860,838		4,112,276		3,289,556		2,791,405
業務粗利益（A）	1,441,767		1,449,532		1,434,480		1,503,203		1,853,515
経費（除く臨時処理分）（B）	808,650		778,915		727,556		700,128		670,145
経費率（（B）/（A）×100）（%）	56.1		53.7		50.7		46.6		36.2
業務純益	601,855		393,104		678,662		991,670		678,811
業務純益（除く一般貸倒引当金繰入額）	633,116		670,616		702,897		803,073		1,183,369
経常利益（△は経常損失）	△1,034,619		△1,495,223		336,409		359,167		△522,106
当期純利益（△は当期純損失）	△842,211		△749,438		105,935		137,835		△322,852
純資産額	2,436,127		4,069,991		4,132,926		4,199,937		3,196,492
総資産額	109,727,181		98,740,013		97,648,823		113,727,498		102,082,581
預金残高	65,349,354		57,334,396		57,191,926		59,041,313		61,051,813
貸出金残高	71,014,073		66,008,121		63,298,512		61,747,880		59,928,368
有価証券残高	13,706,303		12,897,462		15,893,846		27,059,978		20,442,996
リスク管理債権残高	2,944,524		3,720,423		3,556,458		2,732,590		5,816,452
金融再生法に基づく開示債権	/		3,813,771		3,640,530		2,822,459		5,900,043
貸倒引当金残高	2,301,294		1,788,520		1,569,493		1,095,841		1,971,849
有価証券の評価損益	338,680		311,474		1,564,155		△429,844		△481,654
	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行	さくら銀行	住友銀行	
資本金	599,445	502,348	1,042,706	752,848	1,042,706	752,848	1,042,706	752,848	1,326,746
（発行済普通株式数）（千株）	3,747,134	3,141,062	4,083,121	3,141,062	4,117,297	3,141,062	4,118,077	3,141,062	5,709,424
（発行済優先株式数）（千株）	26,883	—	811,307	167,000	802,772	167,000	802,577	167,000	967,000
１株当たり純資産額（円）	332.07	362.30	343.09	428.35	351.38	439.23	358.43	451.35	332.02
１株当たり配当額									
（普通株式）（円）	8.50	8.50	7.25	6.00	6.00	6.00	6.00	6.00	4.00
（第一回優先株式）（円）	22.50	/	/	/	/	/	/	/	/
（第二回優先株式）（円）	15.00	/	15.00	/	15.00	/	15.00	/	/
（第三回優先株式（第二種））（円）	/	/	0.04	/	13.70	/	13.70	/	/
（第１回第一種優先株式）（円）	/	/	/	0.03	/	10.50	/	10.50	10.50
（第２回第一種優先株式）（円）	/	/	/	0.08	/	28.50	/	28.50	28.50
（第五種優先株式）（円）	/	/	/	/	/	/	/	/	13.70
１株当たり当期純利益 （△は１株当たり当期純損失）（円）	△62.92	△197.93	△97.62	△119.11	11.24	14.41	17.28	16.59	△59.20
潜在株式調整後１株当たり当期純利益（円）	—	—	—	—	—	14.12	17.24	16.25	—
配当性向（%）	—	—	—	—	53.42	41.63	34.71	36.15	—
自己資本比率（国際統一基準）（%）	/	/	12.38	11.94	12.50	12.46	11.91	11.80	11.50
自己資本利益率（ROE）（%）	—	—	—	—	3.23	3.32	4.86	3.72	—
株価収益率（PER）（倍）	/	/	/	/	69.48	106.17	33.27	67.49	—
従業員数（人）	17,420	15,111	16,330	14,995	14,930	12,982	12,558	12,173	22,464

（注）1. 平成12年度以前はさくら銀行・住友銀行両行の計数を合算して表示しております。
2. 平成13年4月1日現在の純資産額は合併により、3,772,889百万円となっております。
3. 平成13年度の純資産額には、「その他有価証券」等の時価評価に伴うその他有価証券評価差額金△297,950百万円が含まれております。
4. リスク管理債権および金融再生法に基づく開示債権の定義については、128ページをご参照ください。
5. 有価証券の評価損益は、平成11年度以前は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、後者のうち、株式については、期末前1カ月の平均時価に基づいて算出しております。詳細は80ページをご参照ください。
6. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
7. 平成12年度のさくら銀行の1株当たり配当額は、合併交付金（平成12年10月1日から平成13年3月31日に至る間の1株当たり配当金相当額）を期末配当金とみなして算出しております。
8. 平成13年度から自己株式について資本に対する控除項目とされたことから、1株当たり純資産額および1株当たり当期純利益（△は1株当たり当期純損失）については、それぞれ発行済株式数から自己株式数を控除して計算しております。

不良債権の現状

平成13年度の不良債権処理実績

当行では、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等に沿った自己査定基準ならびに償却·引当基準に基づき、半期ごとに実施する自己査定の結果を踏まえて適正な償却·引当を行っています。

平成13年度の不良債権処理額の大半は、現下の経済情勢を反映した引当率の引き上げ、問題先企業再編に伴うコストを勘案した引当金の積み増し等による要注意先債権の将来リスクへの対応によるものです。また、個別債務者の劣化、担保価格のさらなる下落、不良債権のオフバランス化の促進等から、結果として平成13年度の単体ベースの不良債権処理額は総額1兆5,431億円となり、貸倒引当金残高は1兆9,718億円となりました。[*1]

なお、連結ベースでの不良債権処理額は、一般貸倒引当金を含めて総額1兆7,034億円となり、貸倒引当金残高は、2兆1,596億円となりました。[*2]

*1 部分直接償却（直接減額）を、1兆4,051億円実施しています。
*2 部分直接償却（直接減額）を、1兆8,243億円実施しています。

□自己査定について

資産の健全性を確保し、適正な償却·引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性·確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保条件等を勘案して、債権の回収の危険性または価値の毀損の危険性の度合いに応じてI～IVの区分に分類しています。また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と同様に自己査定を実施しています。

債務者区分	
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的·形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的·形式的な経営破綻の事実が発生している債務者

分類定義	
I分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
II分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
III分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
IV分類	回収不能または無価値と判定される資産

■平成13年度の処理実績（単体）

（単位：億円）

不良債権処理額	10,386
貸出金償却	2,839
個別貸倒引当金繰入額	6,632
債権売却損失引当金繰入額	370
共同債権買取機構売却損	84
延滞債権売却損等	506
特定海外債権引当勘定繰入額	△45
一般貸倒引当金繰入額（注）	5,045
合計（貸倒償却引当費用）	15,431
貸倒引当金残高	19,718
部分直接償却（直接減額）実施額	14,051

（注）業務純益に計上しているベース。

■平成13年度の処理実績（連結）

（単位：億円）

貸倒償却引当費用（連結損益計算書ベース）	17,034
貸倒引当金残高	21,596
部分直接償却（直接減額）実施額	18,243

■引当金残高

（単位：億円）

	単体	連結
貸倒引当金　合計（a）	19,718	21,596
一般貸倒引当金	8,723	9,295
個別貸倒引当金	10,841	12,147
特定海外債権引当勘定	154	154
リスク管理債権（b）	58,165	64,844
引当率（a）/（b）	33.9%	33.3%

□償却・引当について

個々の取引先について、自己査定に基づいて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」に区分し、その区分ごとに償却・引当基準を定めています。

償却・引当基準	
正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金に計上
要注意先	貸倒リスクに応じてグループ分け＊を行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金に計上 ＊グループ分けは、「要管理先」と「その他の要注意先」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金を計上

また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と整合した償却・引当基準を採用しています。

不良債権等の開示

（1）金融再生法に基づく開示債権

「金融機能の再生のための緊急措置に関する法律（以下「金融再生法」）」に基づいて、査定した資産を「破産更生債権及びこれらに準ずる債権」「危険債権」「要管理債権」および「正常債権」に４区分し各債権額を開示しています。

平成１４年３月末における単体ベースでの開示債権額は、正常債権を除き、５兆9,000億円（平成１３年３月末比３兆775億円増加）となりました。これは大口債務者の再建策進展に伴う所要の手当を行ったことや、不良債権処理を促進する観点から、財務内容の回復に長期を要する先を破綻懸念先としたほか、要管理債権における貸出条件緩和債権の範囲を実質面から十分に検討し、より広範にとらえることとしたためです。なお、連結ベースでの開示債権額は、６兆5,677億円となりました。

■金融再生法に基づく開示債権

（単位：億円）

	単体	平成13年3月末比	連結
破産更生債権及びこれらに準ずる債権	4,935	△964	6,382
危険債権	29,702	+10,271	32,634
要管理債権	24,363	+21,469	26,661
小計	59,000	+30,775	65,677
正常債権	605,589	△55,989	618,964
合計	664,589	△25,214	684,641
部分直接償却（直接減額）実施額	14,051		18,032

■自己査定、開示および償却・引当との関係（単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 4,935（①）	担保・保証等により回収可能部分 4,748（㋑）		全額引当 187	全額償却（注1）	個別貸倒引当金 224（注2）	100%（注3）
破綻懸念先	危険債権 29,702（②）	担保・保証等により回収可能部分 15,721（㋺）		必要額を引当 13,981		個別貸倒引当金 10,617（注2）	75.9%（注3）
要注意先	要管理債権 24,363（③）（要管理先債権）	要管理債権中の保全部分 10,993（㋩）				一般貸倒引当金 要管理債権に対する一般貸倒引当金2,908	21.8%（注3） 12.9%（注3）
		要管理先債権以外の要注意先債権				一般貸倒引当金 8,723	5.1% [9.4%]（注4）
正常先	正常債権 605,589	正常先債権					0.2%（注4）
		特定海外債権引当勘定				154	

総計 664,589	貸倒引当金　計	19,718	引当率（注5）（Ⓑ／Ⓓ）49.9%
	Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	13,749	
Ⓐ=①+②+③ 59,000	Ⓒ担保・保証等により回収可能部分（㋑+㋺+㋩） 31,462	Ⓓ左記以外（Ⓐ−Ⓒ） 27,538	
		保全率　（（Ⓑ+Ⓒ）/Ⓐ）	76.6%

（注１）部分直接償却（直接減額）１兆4,051億円を含みます。

（注２）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先 37億円、破綻懸念先 119億円）

（注３）「破綻先・実質破綻先」、「破綻懸念先」、「要管理先債権」、「要注意先」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注４）「正常先債権」、「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、[ ]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注５）担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、３カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

(2) リスク管理債権

不良債権にかかわるディスクロージャーとしては、金融再生法に基づく開示債権とは別に、銀行法に基づき「リスク管理債権」を開示しています。

平成１４年３月末における単体ベースでの開示債権額は、５兆8,165億円（平成１３年３月末比３兆839億円増加）となりました。また、連結ベースでの開示債権額は、６兆4,844億円となりました。

■リスク管理債権

（単位：億円）

	単体	貸出金残高比	平成13年3月末比	連結	貸出金残高比	平成13年3月末比
破綻先債権	1,957	(0.3%)	△400	2,275	(0.4%)	△457
延滞債権	31,845	(5.3%)	+9,770	35,997	(5.7%)	+10,222
３カ月以上延滞債権	923	(0.2%)	△109	1,028	(0.2%)	△230
貸出条件緩和債権	23,440	(3.9%)	+21,578	25,544	(4.0%)	+22,744
合計	58,165	(9.7%)	+30,839	64,844	(10.2%)	+32,279
部分直接償却（直接減額）実施額	13,737			17,688		

金融再生法に基づく開示債権とリスク管理債権の関係について


自己査定における債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の債権
貸出金
その他の債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
危険債権
要管理債権
（正常債権）
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
Ⓒ
Ⓐ
-
Ⓑ
=
Ⓒ

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

■開示債権の地域別構成（単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	57,327	(97.2%)	56,712	(97.5%)
海外	1,673	(2.8%)	1,453	(2.5%)
アジア	1,036	(1.7%)	893	(1.5%)
インドネシア	408	(0.7%)	391	(0.7%)
香港	160	(0.3%)	139	(0.2%)
インド	70	(0.1%)	48	(0.1%)
中国	123	(0.2%)	120	(0.2%)
その他	275	(0.4%)	195	(0.3%)
北米	464	(0.8%)	389	(0.7%)
中南米	21	(0.0%)	21	(0.0%)
西欧	114	(0.2%)	112	(0.2%)
東欧	38	(0.1%)	38	(0.1%)
国内・海外　合計	59,000	(100.0%)	58,165	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	57,327	(100.0%)	56,712	(100.0%)
製造業	3,176	(5.5%)	3,146	(5.5%)
第一次産業	52	(0.1%)	52	(0.1%)
建設業	10,355	(18.1%)	10,146	(17.9%)
卸売・小売業、飲食店	7,366	(12.8%)	7,254	(12.8%)
金融・保険業	2,193	(3.8%)	2,169	(3.8%)
不動産業	20,465	(35.7%)	20,426	(36.0%)
運輸・通信・その他公益事業	663	(1.2%)	651	(1.2%)
サービス業	9,985	(17.4%)	9,955	(17.6%)
地方公共団体	—	(—)	—	(—)
その他	3,072	(5.4%)	2,913	(5.1%)
海外	1,673		1,453	
政府等	136		136	
金融機関	29		29	
商工業	1,508		1,288	
その他	—		—	
国内・海外　合計	59,000		58,165	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

不良債権の最終処理（オフバランス化）について

平成13年4月に取りまとめられた「緊急経済対策」を受け、不良債権の最終処理（オフバランス化）の実績ならびに新規に「破産更生債権及びこれらに準ずる債権」および「危険債権」となった債権額を半期ごとに公表しています。

大口債務者の再建策進展に伴う所要の手当を行ったことや、財務内容の回復に長い期間を要する先を破綻懸念先としたことから、「危険債権」が増加しましたが、平成13年度上期に6,967億円、平成13年度下期に5,845億円のオフバランス化を行っており、不良債権の最終処理に向け積極的に取り組んでいます。

■各期末における「破産更生債権及びこれらに準ずる債権」および「危険債権」の残高

（単位：億円）

	平成12年9月末	平成13年3月末	平成13年度上期オフバランス化	平成13年9月末	平成13年度下期オフバランス化	平成14年3月末
(1)平成12年度上期以前発生分						
破産更生債権及びこれらに準ずる債権	6,217	4,727		3,769		2,811
危険債権	25,679	13,531		10,492		8,434
小　計	31,896	18,258	△3,997	14,261	△3,016	11,245
(2)平成12年度下期発生分						
破産更生債権及びこれらに準ずる債権		1,172		1,416		573
危険債権		5,901		2,687		1,442
小　計		7,073	△2,970	4,103	△2,088	2,015
(3)平成13年度上期発生分						
破産更生債権及びこれらに準ずる債権				555		760
危険債権				3,278		2,332
小　計				3,833	△741	3,092
(4)平成13年度下期発生分						
破産更生債権及びこれらに準ずる債権						791
危険債権						17,494
小　計						18,285
合計((1)+(2)+(3)+(4))						
破産更生債権及びこれらに準ずる債権	6,217	5,899		5,740		4,935
危険債権	25,679	19,431		16,457		29,702
合　計	31,896	25,330	△6,967	22,197	△5,845	34,637

■オフバランス化の実績

	平成13年度上期オフバランス化	平成13年度下期オフバランス化
清算型処理	△95	△683
再建型処理	△481	△348
再建型処理に伴う業況改善	—	—
債権流動化	△2,001	△2,347
直接償却	△823	1,202
その他	△3,567	△3,669
回収・返済等	△2,908	△2,814
業況改善	△659	△855
合　計	△6,967	△5,845

（注）1.「清算型処理」：清算型倒産手続（破産、特別清算）による債権切捨・債権償却
2.「再建型処理」：再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨、特定調停等民事調停による債権放棄および私的整理による債権放棄

経営健全化計画の履行状況

当行は、平成11年3月、優先株式発行による公的資金の導入を行う際に策定し、平成12年12月の合併申請の際に見直しを行った「経営の健全化のための計画」に基づき、業務の再構築や経営の合理化を実施し、競争力・収益力の向上に努めています。平成13年度の実績は以下のとおりです。

収益計画

業務粗利益は、米国金利等の低下をとらえたALM運営が奏効し、外貨建トレジャリー収益が好調に推移したことや、海外現地法人等からの配当により、1兆8,535億円と計画値（1兆4,280億円）を4,255億円上回りました。経費については、合併によるシステム統合等の費用が増加する一方、人員の削減、国内外の店舗統合、合併を契機とした幅広い購買費の見直し等による経常経費削減等の諸施策により、6,701億円と計画値（7,280億円）を579億円上回る削減を実施しました。この結果、業務純益（一般貸倒引当金繰入前）は1兆1,834億円と計画値（7,000億円）を4,834億円上回り、業務純益ROE（一般貸倒引当金繰入前）は33.95％と計画値（15.60%）を大幅に上回りました。

当期利益については、3,228億円の損失と計画値（2,100億円の利益）を下回りましたが、これは積極的な不良債権処理により、貸倒償却引当費用（一般貸倒引当金繰入を含む）が1兆5,431億円と計画値を1兆3,431億円上回ったことが主たる要因です。今後は、追加リストラによる経費削減、社外流出の抑制による内部留保の蓄積等により減少した剰余金を回復させ、公的資金（優先株式）の返済・消却原資の確保を図っていきます。

経営合理化

平成14年3月末の従業員数は25,027名と計画値（26,200名）を達成しました。また、国内本支店数は平成13年3月末比14カ店削減し、564カ店と計画値（573カ店）を9カ店上回る削減となりました。なお、店舗効率化を加速化し統合効果を早期に実現するとの観点から、立地重複店舗については、1カ所に2店舗が併存する共同店舗形態での統合を20カ店実施しており、これを加えますと実質的に34カ店の統合を実施したことになります。一方、海外支店数は12カ店の重複拠点の統合を完了し、21カ店と計画値（23カ店）を上回る削減となりました。

従業員数


(人)
33,000
31,000
29,000
27,000
25,000
31,325
29,298
27,142
25,027
H 11/3
H 12/3
H 13/3
H 14/3

国内本支店数


(店)
700
650
600
550
500
696
653
578
564
H 11/3
H 12/3
H 13/3
H 14/3

海外支店数


(店)
40
35
30
25
20
39
36
33
21
H 11/3
H 12/3
H 13/3
H 14/3

経営課題に対する取り組み

システムの一本化

合併前倒し

当行は、旧両行間で「将来の統合を前提とした全面提携」について合意した際、平成１４年４月までに合併・システム統合を実現する計画でしたが、グローバルな競争に勝ち抜いていくため、合併のメリットを速やかに具現化していくことが必要と判断し、合併を当初計画から１年前倒しで対応することにしました。

そこで、システム面では、合併した平成１３年４月１日より、旧両行のシステムを接続する中継コンピュータ方式を採用しています。

また、旧両行のシステムを一本化するため、平成１３年度より、システム開発と事務統合の準備を行ってきました。

システムの一本化

勘定系の最終的な統合システムへの移行（システムの一本化）については、お客さまへの影響を最大限考慮し、平成１４年４月８日から７月２２日までの約３カ月間に、合計７回に分けて順次行うことで、一本化に伴うリスクを分散する方式としています。

なお、海外系システムおよび市場系システムについては平成１３年度上期にシステムの一本化を完了し、国内勘定系の周辺システムについても、平成１４年８月から９月にかけて順次一本化を行う予定です。

統合システムへの移行イメージ図


平成１３年度
・金融機関コード(0009)の統一
・店番号、店名の変更
旧さくら システム
中継 コンピュータ
旧住友 システム
旧さくら店
旧住友店
平成１４年４月～７月
・お客さまの元帳を統合システムへ統合
・事務、商品・サービスの統合
旧さくら システム
中継 コンピュータ
統合 システム
移行未済店
移行済店

収益増強への取り組み

業務改革を通じた収益力強化への取り組みについて

当行は、収益力の強化に向け、ビジネスのあり方を抜本的に見直すことを目的として、平成13年12月、頭取を委員長とする「業務改革委員会」を設置し、「法人ビジネスにおける融資慣行の見直しによる収益性・健全性の向上」「個人ビジネスにおける競争優位性の確立とマスリテール業務の収益事業化」という2点を柱とした全行的な業務改革への取り組みを開始しました。

法人ビジネス

法人ビジネスにおける業務改革については、①融資慣行の見直しによるリスクリターンの適正化へ向けた貸出金利の水準訂正②リスクテイク能力の強化 ③金融ソリューション提供力の強化を進めていきます。

第一に、融資慣行の見直しについては、リスク認識のお客さまとの共有による新たな取引関係の構築と、貸出形態の見直し・リスクに応じた金利運営の徹底を進めます。すなわち、貸出に内包されるリスクについて当行とお客さまが認識を共有し、その上で、お互いに納得できる取引条件、取引形態への切り替えを進め新たな取引関係を構築していきます。また、単なる認識の共有に留まらず、リスクの軽減、すなわちお客さまの企業価値向上に向けたアドバイスの提供に最大限注力していきます。

さらに、リスク認識の共有化を前提として、資金使途・返済原資に対応した貸出形態への移行、将来のリスク変化も勘案した約定による貸出条件の明確化、リスク・期間・返済原資等に応じた合理的な金利運営の徹底など、よりリスクに適切に対応した貸金運営を行っていきます。

第二に、リスクテイク能力の強化については、適正な貸金ポートフォリオの運営のためには、リスクリターンの優れた資産の積極的な組み入れが不可欠との観点から、定型的スコアリング方式による新型の中小企業向けビジネスローン商品の投入や、事業および資産のキャッシュフローをベースとした新種貸金への取り組み強化などを進めていきます。

第三に、金融ソリューション提供力の強化については、シンジケーション・債権流動化などを中心とした市場型間接金融を活用した総合金融サービスを通じて、お客さまの財務リストラニーズや資金調達ニーズにお応えしていきます。また、お客さまの企業価値向上ニーズへの対応として、事業再生への取り組みやM＆A機能の一層の強化も図っていきます。さらに、資金効率化や財務機能効率化ニーズの高いお客さまに対しては、資金決済に付随する経理事務も含めたアウトソーシングを提案し、新たなビジネスにつなげていきたいと考えています。

個人ビジネス

個人ビジネスにおける業務改革については、①お客さまの消費行動をサポートする新たな取引モデルの構築、②お客さまの利便性向上とローコストオペレーションの同時追求、を通じたマスリテール業務の収益事業化を図っていきます。

具体的には、マスリテール業務について、「お客さま自らが、ご自身のライフステージに応じて必要とされる金融サービスをメニューの中から選択し、銀行は当該サービスの内容に応じた対価をいただく」という考え方を基本に、取引形態・標準的取引モデルを提示していきます。さらに、一段の金融サービスの高度化・複合化を図る観点から、グループ会社等と一体となった決済インフラの構築を進めていく方針です。

また、お客さまの多様化する消費行動をサポートするため、消費者信用事業を一層推進していきます。

リテールビジネスにおいては、経費効率の一段の向上が引き続き重要課題です。このため、人材ポートフォリオ再構築による生産性向上などの内部体制の合理化、お客さまの利便性向上にもつながる事務プロセスの簡素化等を、積極的に進めていく方針です。

経営効率化を通じた経費削減への取り組みについて

経費削減計画


年間経費計画（平成13年11月公表）
平成13年度
平成16年度
経営健全化計画
（平成12年12月提出）
7,280億円
（計画）
6,800億円
（計画）
980億円
削減
500億円の
追加削減
リストラ策の実施
6,701億円
（実績）
6,300億円
（計画）
早期に6,000億円体制へ

主要リストラ策の内容（平成13年11月公表 年間経費計画）

(1) 有人ネットワークの再編によるチャネルコストの削減

国内有人支店数を、合併時（平成13年3月末）の578支店から平成14年度末までに401支店へ削減。

（177支店の削減。経営健全化計画比69支店を追加削減）

上記のうち、34支店の統合を平成13年度に前倒し実施。

（平成14年3月末現在国内有人支店数：544カ店）

(2) 施設関連コストの削減

九段本部ビル返還、システム／事務センターの統合、寮・社宅の売却等を推進。

(3) 事務システム関連コストの削減

システム投資における合併効果の実現、事務BPR（ビジネス・プロセス・リエンジニアリング）を通じた合理化を推進。

(4) 人員削減

在籍人員数を、合併時（平成13年3月末）の27,142人から平成15年度末までに22,600人へ削減。

（4,542人の削減）

上記のうち、2,115人を平成13年度に削減。

（平成14年3月末現在在籍人員数：25,027人）

(5) 処遇面

役員の処遇見直し（役員数削減、役員報酬の追加カット等）。

従業員賞与ファンドの削減。

(6) その他

グループ会社における経営効率化推進によるグループ会社あて業務委託費削減。

コーポレートガバナンス

当行では、経営の透明性と健全性を高めるため、執行役員制度を採用して取締役会の機能の分化と強化を図るとともに、社外の方々のご意見を経営に反映させています。

業務執行の監督

当行では、取締役会の「経営の重要事項を決定する機能」と「業務の執行を監督する機能」のうち、特に後者を重視しており、執行役員制度を採用して「業務執行機能」を分離する一方、取締役会の議長である取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっています。

また、取締役会の内部に「リスク管理委員会」「報酬委員会」および「人事委員会」という3つの委員会を設けて取締役会の機能を補完していますが、それぞれ公認会計士、弁護士である2名の社外取締役には、3委員会すべての委員(報酬委員会については委員長を含む)にご就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としています。

各委員会は取締役会の委嘱を受け、以下の事項について審議のうえ、取締役会に報告することとなっています。

○リスク管理委員会

リスク管理およびコンプライアンスに関する次の事項

1. 総合的なリスク管理の方針および体制に関する事項
2. 市場リスク・流動性リスク管理の方針および体制に関する事項
3. 信用リスク管理の方針および体制に関する事項
4. その他経営に重大な影響を与えうる異例な事項

○報酬委員会

取締役および執行役員に関する次の事項

1. 報酬および賞与に関する事項
2. ストックオプションの付与に関する事項
3. その他報酬に関する重要事項

○人事委員会

1. 取締役候補者の選定に関する事項
2. 役付取締役の選任および代表取締役の選任に関する事項
3. その他取締役の人事に関する重要事項

業務執行体制

一方、業務執行については、取締役会において選任された執行役員がこれを担当しており、平成14年6月末現在、頭取をはじめ66名が執行役員として委任を受けています(うち13名は取締役を兼務)。

業務執行に関する最高意思決定機関である経営会議は、頭取が主宰し、頭取の指名する執行役員によって構成されます。業務執行上の重要事項等については、経営会議を構成する役員間で協議を行ったうえで、頭取がその採否を決定しています。

また、頭取は、経営会議を構成する役員の中から、本社部門に属する本店各部、および業務部門に属する特定の審査各部の分掌を担当する「担当役員」と、各業務部門を統括する「統括責任役員」とを指名し、経営会議で決定された範囲内の事項について、それぞれの職務分掌に基づく業務執行を委ねる体制となっています。

アドバイザリーボード

前記のとおり、社外取締役には取締役会やその内部委員会において、業務執行の監督に重点を置いた審議をお願いしていますが、さらに、社外の方々から経営全般にわたり幅広くアドバイスを頂戴するため、取締役会長および頭取の諮問機関として、「アドバイザリーボード」を設置しています。

内部監査体制

当行では、取締役会が株主利益の観点から業務執行を監督するのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、業務監査部門を設置しています。業務監査部門は、客観的な内部監査を実施するために各業務部門やコーポレートスタッフ部門、コーポレートサービス部門から完全に「独立」した組織になっています。

業務監査部門では、銀行の業務運営や資産の健全性の確保を図ることを目的に内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。内部監査の結果については、経営会議、取締役会に対して定期的に報告を行っています。また、監査対象拠点や関連部署に対して、内部監査の結果を踏まえ、内部管理態勢の改善に関する提言を行っています。

業務監査部門には、監査部、米州監査部、欧州監査部、検査部、資産監査部の５つの部が設置され、各部の所管は、監査の対象となる拠点とリスク管理の種類により分かれています。

監査部は、本店各部、国内グループ会社、アジア拠点に対して、コンプライアンス、市場リスク・流動性リスク管理、事務リスク管理、システムリスク管理の監査を行っています。

米州監査部、欧州監査部は、それぞれ米州拠点、欧州拠点のコンプライアンスやリスク管理全般の監査を行っています。

検査部は、国内の営業店等を対象としたコンプライアンス、事務リスク管理の監査を行っています。

資産監査部は、国内拠点とアジア拠点に対する格付・自己査定の正確性の検証を含む信用リスク管理の監査を所管し、さらに、米州監査部、欧州監査部と連携し信用リスク管理の監査に関する米州、欧州を含めた銀行全体の統括を行っています。



株主総会
監査役・監査役会
取締役会長
取締役会
リスク管理委員会
報酬委員会
人事委員会
社外取締役
アドバイザリーボード
（社外の有識者で構成）
頭取
経営会議
（執行役員で構成）
本社部門
業務監査部門
監査部
米州監査部
欧州監査部
検査部
資産監査部
［監査対象］
本社部門
コーポレートスタッフ部門
本社部門
コーポレートサービス部門
個人部門
法人部門
企業金融部門
国際部門
市場営業部門
投資銀行部門
業務部門
内部監査

コンプライアンス体制

コンプライアンス体制強化への取り組み

コンプライアンスの確保、すなわち、法令等の社会的規範を遵守することは、企業として当然のことですが、特に、銀行においては、金融機関としての公共的使命の高さと社会的責任の重さから、コンプライアンスの確保がより重要視されます。

さらに、業態や国境を越えた競争激化、市場等による銀行の選別という潮流が加速しつつあるなか、銀行には、経営の自己責任原則の徹底と透明性の確保が、一層強く求められています。

このような状況下、当行では、コンプライアンス体制の強化を経営の重要課題の一つとして位置付け、全役職員に、「信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動すること」を求めています。

当行では、全役職員がこのような意識の下、業務に携わり、当行の事業を伸展させることが、株主や、お客さま、社会といったステークホルダー(利害関係者)とともに発展することにつながると考えています。

当行のコンプライアンス体制

コンプライアンス体制強化を推進していくためには、まず法令等遵守のための基本的な枠組みを明確化することが必要です。

そこで、当行では、図に示したように、「各部店が自己責任において自律的に法令を遵守し、事後に独立した業務監査部門が厳正な監査を行う二元構造」を、コンプライアンス体制の基本的な枠組みとしています。

この基本的な枠組みを有効に機能させるべく、当行では、行内の横断的組織としてコンプライアンス委員会を設置しています。

同委員会(委員長はコンプライアンス担当役員)は、行内の各種業務に関して、コンプライアンスの観点から広く検討・審議できるよう、部長16名を委員としています。加えて、その検討・審議が、公平・中立な観点から真摯に行われるよう、社外の有識者を諮問委員として迎えています。



経　営
監査結果報告
指　示
指示
監査機能
(業務監査部門)
独立部署による
厳正なチェック
自律機能
(各 部 店)
自己責任による事前
チェックの徹底
サポート機能
(総務部コンプライアンスG)
全体の体制整備と
法務サポート
監査の実施
体制整備・法務サポート
当行の業務全般にわたる監査を実施。監査結果は、直接経営に報告。
業務遂行過程での法令遵守チェックは、部店長の指揮の下、各部店の責任で実施。
コンプライアンスの体制整備を企画・推進。各部店の法務サポート。

コンプライアンス・マニュアル

当行は、コンプライアンス体制を徹底させるべく、「コンプライアンス・マニュアル」を全役職員に配布しています。このコンプライアンス・マニュアルは、単に法令遵守にとどまらず、十分に自己規律を働かせた企業行動を選択するうえで、必要な管理手順ならびに役職員の行動原則等を定めるものとして、取締役会の決議をもって制定されたものです。

役職員の行動原則は、60の原則で構成されており、各々について、役職員が行動を選択するうえで、その目標・指針とできるよう、関係法令や具体例を交えつつ規定されています。

また、コンプライアンス・マニュアルにのっとった運営が確保されるよう組織や業務に応じて、「営業店規則」「各部規則」や「グループ会社規則」等、各種コンプライアンス規程を整備しています。

コンプライアンス・プログラム

当行では、コンプライアンスを実現させるための具体的な実践計画「コンプライアンス・プログラム」を図に示したような４つのフェーズをベースに取締役会にて策定・決議しています。

コンプライアンス・プログラムは、当行および連結対象各社におけるコンプライアンス体制を有効に機能させることを目的とし、各フェーズごとに具体的な計画を立案し、研修や監査の体制整備を進めています。

また、前記のコンプライアンス体制の基本的枠組み、および、コンプライアンス・マニュアルにのっとった企業行動が確保されるように、各部店にコンプライアンス・オフィサーを配置し、各部店の自律的コンプライアンスの確保に努めています。


経営理念
行動規範
4つの目標
各目標ごとに5つの指針（目標x５）
=20の指針
各指針ごとに3つの原則（指針x３）
=60の行動原則
ブレークダウン
コンプライアンス・マニュアル
傘下規程
○コンプライアンス・マニュアル各部規則
○コンプライアンス・マニュアル営業店規則
○コンプライアンス・マニュアルグループ会社規則　他


1.計画
（文書化）
コンプライアンス・マニュアルの制定等
2.実施
役職員への周知徹底、研修・教育体制整備
3.監査
本店各部・営業店への監査の実施
4.見直し
是正措置等の実施、マニュアルの改訂

リスク管理への取り組み

リスク管理の基本原則

金融・経済の自由化、グローバル化、ならびにITの進展等により金融機関のビジネスチャンスが拡大していく一方で、銀行業務に付随するリスクはますます多様化、複雑化してきています。このような環境の中、銀行経営においては、従来にも増してリスク管理、すなわちリスクの把握とそのコントロールが重要になってきています。

当行は、リスク管理に関し踏まえるべき基本的事項を「リスク管理規程」として定め、この中で、『戦略目標と業務形態に応じて、管理すべきリスクの所在と種類を特定したうえで、「連結ベースで管理する」「計量化に基づく管理を行う」「業務戦略との整合性を確保する」「牽制体制を整備する」「独立した監査部門が態勢の検証を行う」という方針にのっとり各リスク特性に応じた適切な管理を実施する』という『基本原則』を定めています。

リスク管理体制

当行では、管理すべきリスクの種類を(1)信用リスク(2)市場リスク(3)流動性リスク(4)事務リスク(5)システムリスク(6)その他リスク(決済に関するリスク、法務リスク、レピュテーショナルリスク等)と分類し、各部署がそれぞれの所管に応じて適切に管理を実施しています。

前述の(1)から(5)および決済に関するリスクについては、特にリスクの管理担当部署を定め、リスクカテゴリーごとにその特性に応じた管理を実施します。さらに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに、各リスクを網羅的、体系的に管理することとしています。

また、リスク管理の重要性に鑑み、経営陣が基本方針の決定に積極的に関与する体制としています。具体的には、各リスク管理担当部署が「リスク管理の基本方針」を策定し、経営会議で決裁のうえ、取締役会内に設置されている「リスク管理委員会」の審議を経て、取締役会の承認を得るというプロセスをたどります。経営会議、担当役員、リスク管理担当部署等は、こうして承認された基本方針に基づいてリスク管理を行います。

さらに市場リスク・流動性リスクおよび信用リスクに関しては、経営会議において、経営会議役員と関連部長から構成される「市場リスク会議」、「信用リスク会議」を開催し、リスク管理に関する業務執行上の意思決定体制の強化を図っています。

また、経営や財務に大きなインパクトを与える事態(ストレス事態)に備え、全行的なリスク管理体制等の整備拡充を進めています。



経営レベル
取締役会
リスク管理に関する基本方針の承認、経営に重大な影響を与えうる異例事項の承認
リスク管理委員会
基本方針の審議、経営に重大な影響を与えうる異例事項の審議
経営会議
市場リスク会議
信用リスク会議
担当役員
統合リスク管理部担当役員
融資企画部担当役員
監査役
外部監査
(監査法人)
監査部
検査部
資産監査部
リスク管理状況の
監査・検査
リスク管理担当部
総合的なリスク管理
経営企画部・統合リスク管理部
市場リスク
流動性リスク
信用リスク
決済に関するリスク
事務リスク
システムリスク
その他リスク
統合リスク
管理部
融資企画部
事務統括部
情報システム
企画部

リスク管理の方法

各リスク管理担当部署は、定期的かつ必要に応じて随時、各リスクカテゴリーの管理の基本方針を見直し、適時、適切な方針にのっとって管理することとしています。

また、総合的な観点から、リスクとリターンのバランスのとれた管理を実現し、かつ十分な健全性を確保するために、経営管理制度の一環として信用・市場・事務・システムの各リスクについて、当行の経営体力（自己資本）の範囲で、業務戦略に応じた効果的な資本配分を行う「リスク資本による管理」を実施しています。特に、信用リスク、市場リスクのカテゴリーにおいては、期中にとりうるリスク資本の最大値を「リスク資本極度」として定め、必要に応じて「リスク資本極度」の範囲でリスク資本ガイドラインを設定し、リスク管理を行っています。流動性リスクについては、資金ギャップおよび資金繰り計画の枠組みで管理しており、その他のリスクカテゴリーにおいてもそれぞれの特性に応じた管理を行っています。

■リスク管理の枠組みとリスクカテゴリーの関係

枠組み	カテゴリー	
リスク資本による管理	信用リスク	
	市場リスク	バンキングリスク
		トレーディングリスク
		政策投資株式リスク
		その他　市場関連リスク
	事務・システムリスク	
資金ギャップ/資金繰り計画	流動性リスク	
	その他リスク（決済に関するリスク・法務リスク等）	

信用リスク

信用リスクとは、「与信先の財務状況の悪化等のクレジットイベント（信用事由）に起因して、資産（オフバランス資産を含む）の価値が減少ないし滅失し、損失を被るリスク」をいいます。

海外向け与信については、信用リスクに隣接するリスクとして、与信先の属する国の外貨事情や政治・経済情勢等の変化により損失を被るカントリーリスクがあります。

信用リスクは、銀行が保有する最大のリスクであり、信用リスクの管理が不十分であると、リスクの顕在化に伴う多額の損失により銀行経営に甚大な影響をおよぼしかねません。

信用リスク管理の目的は、このような事態を回避すべく、信用リスクを自己資本対比許容可能な範囲内にコントロールし、銀行の資産の健全性を維持するとともに、リスクに見合った適正な収益を確保することによって、資本効率や資産効率の高い与信ポートフォリオを構築することにあります。

1.クレジットポリシー

当行では、経営理念、行動規範を踏まえ与信業務の普遍的かつ基本的な理念・指針・規範等を明示した、「クレジットポリシー」を制定しています。

広く役職員にこのクレジットポリシーの理解と遵守を促し、行内で徹底を図るとともに、今後改正が予定されているBIS自己資本規制等を踏まえたグローバルスタンダードの信用リスク管理を追求し、より付加価値の高い金融仲介サービスの提供により、株主価値の拡大や社会的貢献を果たしていくことを目指します。

2.信用リスク評価・信用リスク計量化

個別与信あるいは与信ポートフォリオ全体の信用リスクを適切に管理するため、すべての与信に信用リスクが存在することを認識し、行内格付制度により与信先あるいは案件ごとの信用リスクの程度を適切に評価するとともに、信用リスクの計量化を行い、信用リスクを定量的に把握・管理しています。

（1）行内格付制度

行内格付制度は、与信先の債務履行の確実性を示す指標である「債務者格付」と、債務者格付をもとに案件ごとの保証、与信期間、担保等の取引条件を勘案した、与信の回収の確実性を示す指標である「案件格付」により構成されます。また、海外については、各国の政治経済情勢、国際収支・対外債務負担状況等の分析に基づき国別の信用力の程度を示す指標である「カントリーランク」を加えて構成されます。

なお、自己査定については債務者格付の下位格付決定プロセスとして位置付け、格付体系の中で整合性を確保しています。

（2）信用リスク計量化

信用リスクの計量化とは、与信先のデフォルトの可能性の程度に加え、特定の与信先・業種等へのリスク集中状況、不動産・有価証券等の担保価格の変動等が損失額に与える影響も勘案のうえ、与信ポートフォリオあるいは個別与信の信用リスクの程度を推量することをいいます。

具体的な手法としては、債務者ごと、与信案件ごとに過去のデータの蓄積（データベースの構築）を行い、格付推移確率、回収率等のパラメータを設定することによって、これらを前提に、ポートフォリオ全体の損失額の確率分布（どれくらいの確率でどれくらいの損失があるのか）を求め、将来の損失可能性の程度を算出しています。

1万回程度のシミュレーションによるポートフォリオのリスク分散効果や集中リスクの把握とともに、信用リスク計量結果を業務計画の策定から個別与信のリスク評価の基準まで幅広く業務の運営に活用しています。

■行内格付制度の体系

債務者格付 格付	細区分	定義	自己査定の債務者区分	案件格付 格付	細区分	金融再生法債権区分（国内）
				S		
1	a b c	債務履行の確実性は極めて高い水準にある。	正常先	I	a b c	正常債権
2	a b c	債務履行の確実性は高い水準にある。		II	a b c	
3	a b c	債務履行の確実性は十分にある。		III	a b c	
4	A B C	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。		IV	A B C	
5	A B C	債務履行の確実性は当面問題ないが、先行き十分とは言えず、景気動向、業界環境が変化した場合、その影響を受ける可能性がある。		V	A B C	
6		債務履行は現在問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。		VI		
7	A B C R	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。	要注意先A 要注意先B 要注意先C	VII	A B C	
		（うち要管理先）	要管理先			要管理債権
8		現状、経営破綻の状況にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先	VIII		危険債権
9		法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等実質的に経営破綻に陥っている。	実質破綻先	IX		破産更生債権及びこれに準ずる債権
10		法的・形式的な経営破綻の事実が発生している。	破綻先			

3. 個別与信管理の枠組み

(1) 融資審査

融資にあたっては、まず、お取引先の借入返済能力や成長性を見極めるため、キャッシュフロー分析などの財務分析をはじめ、業界の動向、技術開発力や商品等の競争優位性、経営管理能力など、定量と定性の両面から総合的なお取引先の評価を行い、さらに、貸出案件ごとの資金使途、返済計画、担保条件などの妥当性も検証したうえで、的確かつ厳正な与信判断に努めています。

また、従来からの融資慣行の見直しに取り組み、お客さまにとって、資金使途などに応じた貸出の条件や審査の判断基準がより分かりやすく透明性の高いものとなるように努めるとともに、契約上も条件が明確になるよう融資契約書の改定も進めています。

一方で、「ビジネスサポートプラザ」におけるクレジットスコアリングモデルを活用した利便性の高い「ビジネスセレクトローン」の提供など、融資審査プロセスの標準化・効率化に努め、中小企業を中心にお客さまの資金ニーズに積極的かつ迅速に対応していく体制の整備に努めています。

(2) 債務者モニタリング

融資案件の審査に加えて、「債務者モニタリング制度」を導入し、経常的な債務者の実態把握を前提に債務者格付・自己査定の見直しを行い、与信実行後の問題発生の兆候をいち早くとらえ、早期の適切な対応に努めています。具体的には、与信先から新しい決算書を入手した段階で定期的に行う「決算モニタリング」と、その他の信用状況・与信状況の変動等に応じてその都度行う「経常モニタリング」を以下のプロセスにて実施しています。

4. 与信ポートフォリオ管理の枠組み

個別与信の管理に加え、与信ポートフォリオとしての健全性と収益性の中長期的な維持・改善を図るため、以下を基本方針とした管理を行っています。

(1) 自己資本の範囲内での適切なリスクテイク

定期的な信用リスクの計量化を通じて信用リスク資本を把握したうえで、自己資本対比許容可能な範囲内にコントロールするために、内部管理上の信用リスク資本の限度枠を設定し、その範囲内で適切なリスクテイクに努めています。

(2) 集中リスクの抑制

与信集中リスクは、顕在化した場合に銀行の自己資本を大きく毀損させる可能性があることから、過度にリスクが集中している業種向けの与信抑制、大口与信先ないしはグループに対する重点的なローンレビューの実施等の従来からの取り組みに加え、より実効性の高い管理手法として取引先グループごとの与信上限ガイドラインの設定も進めていく方針です。

また、国別の信用力の評価に基づき、国別の与信枠を設定しカントリーリスクの管理を実施しています。

(3) リスクに見合ったリターンの確保

信用リスクに見合った適正なリターンを確保することを与信業務の大原則とし、平成14年度より標準金利体系に基づく適正な貸出利鞘の適用について、お取引先のご理解をいただけるよう交渉を始めさせていただくとともに、信用コスト・資本コスト・経費控除後の収益に基づくリスクリターン管理の行内徹底を進めているところです。



債務者情報の整備
債務者格付・格付アウトルック・与信方針（アクションプラン）・案件格付決定のフロー
「決算書の登録」「調査カードの作成・更新」
単体財務格付
連結財務格付
単体実態格付
自己査定抽出基準
非抽出
抽出
自己査定ロジック
与信状況
財務判定
定量判定
定性判定
正常先
要注意先
破綻懸念先
実質破綻先
破綻先
債務者格付の決定
格付アウトルックの判定
業績トレンド ＋ 定性的なリスクファクター
・ポジティブ
・フラット
・ネガティブ
与信方針の決定
与信方針セグメント
個社別取組方針
アクションプランの策定
再建可否
基本方針
具体的行動計画
案件格付の決定

(4) 問題債権の圧縮

問題債権あるいは今後問題が顕在化する懸念のある債権については、さらなる劣化による損失の発生・拡大の懸念が相対的に高いので、ローンレビューによる対応方針・アクションプランの明確化、回収・保全強化策の実施等、問題債権の早期圧縮に努めています。

(5) アクティブ・ポートフォリオマネジメントへの取り組み

与信先とのリレーションシップを基盤にした与信採り上げ時のコントロールに加え、ポートフォリオマネジメント部を中心に、貸付債権証券化等の市場を活用した取引手法により機動的なポートフォリオコントロールに積極的に取り組んでいきます。

5. 信用リスク管理体制

信用リスク管理体制としては、コーポレートスタッフ部門の融資企画部が、クレジットポリシーの制定、行内格付制度・信用リスク計量化手法の企画立案、与信権限規定・稟議規定等の与信企画、不良債権管理を含めた与信ポートフォリオ管理等、信用リスクを統合的に管理しています。

コーポレートサービス部門の企業調査部は、産業・業界に関する調査や個別企業の調査等を通じ、主要与信先企業の実態把握、信用悪化懸念先の早期発見、成長企業の発掘等に努めています。

各業務部門内に「審査部」を設置し、所管与信案件の審査、所管ポートフォリオの管理等を行っています。また、与信権限は、格付別の金額基準をベースとした体系とし、信用リスクの程度が大きい与信先・与信案件については審査部で重点的に審査・管理を行っています。

また、破綻あるいは実質的に破綻した企業等は、原則として融資管理部に所管を集中して不良債権の早期回収処理に努めています。

また、各業務部門・コーポレートスタッフ部門から独立した、資産監査部・米州監査部・欧州監査部が、資産内容の健全性や格付・自己査定の正確性、与信運営状況等の監査を行い、取締役会・経営会議等に監査結果の報告を行っています。



経営会議
各担当役員
コーポレートスタッフ部門
統合リスク管理部
・統合リスク管理の統括
・リスク計量手法の企画・立案
融資企画部
・信用リスク管理の統括
・与信基本方針の企画・立案
ポートフォリオマネジメント部
・アクティブ・ポートフォリオマネジメント企画・立案、実行、管理
・アクティブ・ポートフォリオマネジメント調査・研究
担当役員
業務監査部門
資産監査部、米州監査部、欧州監査部
・資産監査企画・立案
・自己査定、格付（債務者・案件）、償却・引当結果の監査
・取締役会、経営会議に対する資産監査結果の報告
各業務部門
コーポレートサービス部門
個人部門
法人部門
企業金融部門
国際部門
投資銀行部門
統括責任役員
副責任役員
担当役員
統括責任役員
統括責任役員
担当役員
担当役員
本部長
審査部門
個人審査部
個人向け与信
法人審査第一〜三部
中堅・中小企業一般先
法人融資第一・二部
中堅・中小企業個別特定先
営業審査第一部
日系大企業（一般先）
営業審査第二・三部
大企業(特定先)
米州審査部 欧州審査部
非日系企業 海外ストラクチャードファイナンス（米州・欧州）
国際審査部
非日系企業 海外ストラクチャードファイナンス（豪亜、国内）
ストラクチャー審査室
国内ストラクチャードファイナンス
融資管理部
各業務部門の実質破綻先・破綻先等
企業調査部
・産業、業界動向調査
・業界主要先、大口業況注視先等の信用調査、格付修正指示

市場リスク・流動性リスク

市場リスク・流動性リスク管理の体制

当行では、市場取引を行う業務部門から独立した統合リスク管理部が市場リスク・流動性リスクを一元管理する体制を構築しており、経営陣に対して、行内の電子メールによりリスク状況を日次で報告しています。また、万が一の事務ミスや不正取引による取引情報の操作を防ぐためには、取引を行う業務部門(フロントオフィス)への牽制体制の確立が重要です。当行では、業務部門に対するチェック機能が事務部門(バックオフィス)と管理部門(ミドルオフィス)の双方から働くように配慮しています。これらのリスク管理態勢については行内の独立した業務監査部門が定例的に内部監査を実施し検証しています。今後もさらなるリスク管理手法の高度化のため、先進的な金融理論・技術の吸収やシステム・インフラの整備、これらを担う人材の確保、育成に努めていきます。



市場リスク管理
取締役会
リスク管理委員会
経営会議
市場リスク会議
流動性リスク管理
ALM委員会
統合リスク管理部担当役員
方針
報告
監査役
外部監査
(監査法人)
監査部
バックオフィス
(市場事務部および海外拠点のバックオフィス)
ミドルオフィス
(統合リスク管理部・海外拠点ミドルオフィス)
取引照合精査
モデル/新商品 認可・極度認可・管理等
所管部
その他
市場関連業務
市場業務
(市場営業部門)
国際部門
(海外店・海外子会社の資金繰り)
連結子会社の市場業務
フロント
フロント・ミドル・バック

市場リスク

市場リスクとは、金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスクをいいます。

市場リスクを統合して管理するためにはVaR(バリュー・アット・リスク)手法が有効です。VaRとは一定の確率の下で被る可能性のある予想最大損失額のことで、当行のVaRモデルは過去1年間のデータに基づいた市場変動のシナリオを1万通り作成し、損益変動シミュレーションを行うことにより最大損失額を推定する方法(モンテカルロシミュレーション法)を採用しています。この方法は、オプションリスクを伴う商品のリスク測定に優れており、デリバティブ取引等を活発に取引するトレーディング業務のVaR算出に極めて有効な手法です。

また、市場リスクを要因別に見ると、為替変動リスク、金利変動リスク、株価変動リスク、オプションリスクなどに分類できます。当行では、これらのリスクカテゴリーごとにBPV(ベーシス・ポイント・バリュー:金利が0.01%変化したときの時価損益変化)など、各商品のリスク管理に適した指標と統合的なリスク指標であるVaRを併用してきめ細かなリスク管理を行っています。

当行では、経営戦略に基づいて設定された市場リスク資本極度と整合的かつ保守的にVaRの総量枠(ガイドライン)を設定しています。また、VaRの値が市場の急変などによりガイドラインを超過する恐れがある場合には、臨時ALM委員会を開催するなど、対応策を事前に協議する体制としています。さらに、市場部門以外が保有する政策投資株式などの市場リスク、主要子会社が保有する市場リスクについても統合リスク管理部で一元管理しており、定期的にVaRを算出し、取締役会や経営会議において経営陣に報告しています。

平成13年度(平成13年4月~平成14年3月)のVaRの状況は以下のとおりです。

■ VaRの状況

(単位:億円)

	最大	最小	平均	期末日
トレーディング	24	7	14	9
バンキング	568	304	438	463

(保有期間1日、片側信頼区間99.0%のVaR。トレーディングは個別リスクを除く)

トレーディングのVaRについては主要連結子会社を含んでいます。

■限界損益とVaRの推移



限界損益
VaR
（億円）
30
20
10
0
-10
-20
-30
H13/5 H13/6 H13/7 H13/8 H13/9 H13/10 H13/11 H13/12 H14/1 H14/2 H14/3 H14/4

市場は時に予想を超えた変動を起こすことがあります。このため、市場リスク管理においては、数年に一度起こるかどうかの事態を想定したシミュレーション（ストレステスト）も重要です。当行では定期的にストレステストを行い、不測の事態に備えています。

当行で採用している内部モデル（VaRモデル）については、定期的に監査法人の監査を受け、適正と評価されています。また、モデルから算出されたVaRと損益との関係を検証するバックテスティングを実施しています。平成13年度の特定取引勘定のバックテスティングの結果は下図のとおりです。グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表しますが、その日数は1回であり、当行のVaRモデル（片側信頼区間99.0％）が十分な精度を有していることが分かります。

■バックテスティングの状況（トレーディング）



限界損益（億円）
25
20
15
10
5
0
-5
-10
-15
-20
-25
0
10
20
VaR（億円）

また、当行では市場リスクを統合して管理するVaRに加え、円貨バンキング勘定において、マチュリティーラダー等を利用したギャップ分析、EaR（アーニングス・アット・リスク）等の計測を実施しています。EaRとは、金利などの外部環境が不利な方向に動いた場合に、ある一定期間において一定の確率で起こる期間損益（金利差益）ベースでの予想最大変動額を示すものです。施策立案や業務計画管理については期間損益ベースで行われ、当行ではVaR管理を補完する観点から、新規に発生する預貸金などの取り組みを勘案したうえで、モンテカルロシミュレーションにより生成した1,000通りの金利シナリオを用いてEaRを計測し、期間損益ベースのリスク量の把握を行っています。

政策投資株式の保有については、平成13年度から時価会計が導入され、株価変動が財務に大きく影響するようになりました。当行では、この株価変動リスクへの対応力強化が経営上の重要課題であるとの認識から、株価変動の当行経営への影響を削減するため、自己資本等の経営体力に応じた適正規模への政策投資株式圧縮を進めています。

具体的には、政策投資株式を含む市場リスク全体に対してリスクの許容量の上限としてガイドラインを設定、この遵守状況を統合リスク管理部が管理しています。

■上場株式ポートフォリオ業種別構成比率

（平成14年3月31日現在）



(%)
30
25
20
15
10
5
0
当行ポートフォリオ
TOPIX構成銘柄
日経平均構成銘柄
水産・農林業
鉱業
建設業
食料品
繊維製品
パルプ・紙
化学
医薬品
石油・石炭製品
ゴム製品
ガラス・土石製品
鉄鋼
非鉄金属
金属製品
機械
電気機器
輸送用機器
精密機器
その他製品
電気・ガス業
陸運業
海運業
空運業
倉庫・運輸関連業
通信業
卸売業
小売業
銀行業
証券業
保険業
その他金融業
不動産業
サービス業

流動性リスク

流動性リスクとは、運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障を来したり、通常より著しく高い金利での調達を余儀なくされるリスクをいいます。

当行では流動性リスクについても重要なリスクの一つとして認識しており、「資金ギャップに対する極度・ガイドラインの設定」、「流動性補完体制」および「コンティンジェンシープランの策定」のリスク管理の枠組みで、短期の資金繰りにおいて市場性調達に過度に依存しないように適切な管理を行っています。

日々のリスク管理では、資金ギャップ極度・ガイドラインの管理を行うことで、流動性リスクが過度に累増することを回避しているほか、緊急時に備えて資金ギャップ極度・ガイドラインの圧縮などのアクションプランを取りまとめたコンティンジェンシープランを策定しています。また、万一の市場混乱時にも取引の遂行に支障を来さないよう、米国債などの即時売却可能な資産の保有や緊急時借り入れ枠の設定等の調達手段を確保しており、外貨流動性の管理にも万全の体制を構築しています。

事務リスク

事務リスクとは、「役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク」です。

当行では、「事務管理規程」において、事務にかかわる基本的指針を、「事務運営および事務処理にかかわるリスクとコストを把握し、これらを適切に管理すること」「事務品質を向上させ、お客さまに対して質の高いサービスを提供すること」と定め、行内体制を整備しています。また、事務管理にかかわる基本方針の策定、重要な見直しに際しては、経営会議および取締役会の承認を得ることとしています。

さらに、本規程にのっとり、事務リスク管理の基本的指針を「事務リスク管理規則」に定めています。本規則では、「事務統括部署」「事務規程所管部署」「事務運営所管部署」「事務執行部署(主に営業部店)」「内部監査所管部署」「お客さまサービス部署」の6つの部署を設置し、事務リスクを適切に管理する体制をとっております。また、事務統括部署である事務統括部内に専担のグループを設置し、グループ会社も含めた管理強化に取り組んでいます。なお、当行では、事務リスクをリスク資本による管理の対象とし、平成14年度は計量結果等をベースに、自己資本の一定割合をリスク資本として割り当てています。

決済に関するリスク

決済に関するリスクとは、「決済が予定通りできなくなることにより損失を被るリスク」です。

本リスクは、信用リスク、流動性リスク、事務リスク、システムリスク等の複数のリスクにまたがることから横断的に管理する必要があります。このため、当行では事務統括部が取りまとめの部署となり、信用リスク所管部である融資企画部、流動性リスク所管部である統合リスク管理部と共同でリスク管理態勢を整備しています。

今後は、外国為替決済に伴うリスクを削減するため、CLS(Continuous Linked Settlement)決済に参加するなど、リスク管理に積極的に取り組んでいきます。

システムリスク

システムリスクとは、「コンピュータシステムの停止や誤作動、不正利用等により金融機関が損失を被るリスク」です。

当行では、システムリスク管理の基本方針、セキュリティポリシーをはじめとした各種規程や具体的な管理基準を定め、システムリスク管理体制を整備し、適切なリスク管理を実施しています。

具体的な管理運営方法として、金融庁「金融検査マニュアル」・(財)金融情報システムセンター(FISC)「安全対策基準」等を参考に、リスク評価を実施し、リスク評価結果を基に安全対策を強化しています。

銀行のコンピュータシステム障害によって引き起こされる社会的影響は大きく、また、最近のIT革新、ネットワークの拡充やパソコンの利用拡大等によりシステムを取り巻くリスクが多様化していること等を踏まえ、各種システム・インフラの二重化や東西コンピュータセンターによる災害対策システムの設置など、システムの安定稼働に万全を期しています。また、お客さまのプライバシー保護や情報漏洩防止のために、重要な情報の暗号化や外部からの不正アクセスを排除する対策を実施するなど最善を尽くしています。さらに、コンティンジェンシープランを作成し、必要に応じ訓練を実施するなど、万が一の緊急時に備えているほか、今後も、さまざまな技術の特性や利用形態に応じた万全な安全対策を講じていきます。

なお、当行では、システムリスクをリスク資本による管理の対象とし、平成14年度は計量結果等をベースに自己資本の一定割合をリスク資本として割り当てています。

業務部門別戦略

個人部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●マネーライフ・コンサルティング・デスクの122カ所増設（平成14年3月末現在240カ所）

●「資産づくりセット」「お取引総合レポートサービス（マンスリーボイス）」「おとくな住宅ローン」「ワールド・パッケージ・オープン〈愛称：協奏〉」「ユーロ短期債ファンド」等の新商品・サービスの取り扱い開始

●「One's ダイレクト」の月間利用件数240万件達成（平成14年3月実績。前年同月比＋90万件）

【今年度の注力ポイント】

●顧客セグメントの明確化、収益性の高い商品・サービスの拡販、ローコストオペレーションを通じた「個人業務収益の拡大」

●個人に関する金融サービスなら『三井住友銀行グループ』というお客さまに最も信頼されるリーディングブランドの確立

●店舗統合および共同店舗による有人店舗ネットワークの再編578カ店（平成13年4月合併時）→400カ店体制（目標）

法人部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●中小企業のお客さまを対象とした融資商品「ビジネスセレクトローン」を積極的に推進し、残高は平成14年3月末現在で459億円（前年同月比＋308億円）

●平成12年2月にビジネスモデル特許を取得した入金照合サービス「パーフェクト」の契約社数は平成14年3月末現在約3,400社（前年同月比＋1,000社）

●グループ会社でのファクタリング業務については、顧客数は前年比3倍、保証残高は530億円と前年比倍増の実績
また、会員事業については会員数35,000社と、銀行系会員事業会社において圧倒的No.1の地位を確立

【今年度の注力ポイント】

●営業店・本部・グループ会社一体となった「ソリューション営業」の推進

●中小企業専用の信用リスク評価モデルを当行独自で開発し、信用リスクの判別力を強化したうえで商品性の拡充を行った融資商品「ビジネスセレクトローン」の積極的な取り扱い（無担保・スピード回答が特徴）

●決済業務に関する合理化ニーズへの対応強化

●グループ金融力の活用

～売掛債権の回収リスクヘッジのソリューションとして、ファクタリング業務の推進

企業金融部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●フロント一本化により旧両行の蓄積してきたノウハウのシナジー効果を発揮

～景気が低迷するなかで、最注力ポイントであった非金利収益の増強を実現

●重複のない組織作りにより筋肉質な体制を構築

～経費圧縮を実現

●情報インフラの整備を完了

～CRM（カスタマー・リレーションシップ・マネジメント）を新体制スタート直後に導入、情報の共有化を実現

【今年度の注力ポイント】

●大和証券SMBC（株）との連携や金融ソリューション室の運用を強化することによる事業再編絡みのソリューション力引き上げ

●CMS（キャッシュ・マネジメント・サービス）を中心とする決済関連業務の強化

●旧両行が比較優位を有していたノンリコースローン、コミットメントライン、シンジケートローン等のアレンジメントのさらなる積み上げ

国際部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●海外拠点統合等による合併効果の早期実現

●国内業務部門との連携による海外日系企業取引拡大

●資金管理支援ビジネスの拡充

●国内で展開しているグローバル非日系企業取引の進展

【今年度の注力ポイント】

●資産効率改善とノンアセットビジネスへのさらなる注力

●ライアビリティ業務の取り組み強化

●ライトサイジングの徹底

市場営業部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●市場営業推進部の新設によるお客さまとの取引拡大

〜ダイレクトディール先、トレジャリーオフィサー担当先の大幅増加

●国内外の相場動向を的確にとらえたダイナミックなオペレーションの実施

〜外貨ALMの大幅増益、円貨ALM・トレーディングの高収益水準維持

【今年度の注力ポイント】

●顧客利便性のより一層の向上と取引拡大のスピードアップ

〜アジアセールスデスクの設置と活用、「i-Deal」(インターネットディーリングシステム)の新規展開

●日本を取り巻く厳しいマーケット環境を踏まえた各種リスクのコントロール

投資銀行部門

前年度の成果および今年度の注力ポイント

【前年度の成果】

●国内外のお客さまのニーズに応える新種プロダクツの提供

〜システム対応によるスピーディーな金銭債権流動化手法の開発

〜大型不動産ファイナンスのアレンジ

〜新種デリバティブ商品の開発

●市場型間接金融(シンジケーション、譲渡性貸金等)業務の拡大

●大和証券SMBC(株)の普通社債主幹事引受リーグテーブル第1位獲得

【今年度の注力ポイント】

●既存業務のさらなる強化

〜シンジケーション業務の一層の拡大

〜「ノーツ・キャプター*」等を活用、経理事務合理化と一体となった流動化業務の推進

〜グループ会社との連携によるクロスボーダービジネスの獲得

●新規業務の推進

〜確定拠出年金業務をコアとした資産運用業務の推進

〜MBO(マネジメント・バイ・アウト)ファイナンスをはじめとする事業再編ニーズへの対応

* 受取手形を一括処理するシステム

[参考]

■業務部門別業績

(単位:億円)

業務純益(除く一般貸倒引当金繰入額)	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成13年度	345	3,778	1,348	250	4,813	1,300	11,834
前年比	+273	+232	+72	△77	+2,435	+868	+3,803

(注) 1. 前年比は金利影響・為替影響等を除いた行内管理ベース。
2. 「本社管理」内訳:(1)子会社・関連会社からの受取配当、(2)優先証券コスト・劣後調達コスト、(3)自己資本運用益、(4)部門間の調整 等。

個人部門



近年の個人部門は、種々の規制緩和に伴う業務範囲の拡大や、ITを活用したビジネスモデルの多様化・高度化を背景として、金融機関にとって経営戦略上最も重要な業務の一つとなっています。一方、金融グループの統合や異業種からの金融事業参入等により、個人業務を巡る競争は一層激化しています。このような流れのなかで、当行の個人部門は、個人向け投資信託残高、個人向けローン残高、顧客基盤（口座数）等において**本邦最高の実績**[*1]を挙げており、このポジションをテコとして今まで培ってきた商品・サービスやチャネルの開発力と、専門性の高い人材による相談力を最大限に活用し、従来以上に付加価値の高い金融サービスを提供するよう努めていきます。また、営業店組織としては、ブロック、支店、ローンプラザ、コールセンター等を設置しており、プライベートバンキング層・資産運用層・資産形成層等の顧客セグメント別ビジネスモデルの高度化を図り、お客さまのニーズに応じた商品・サービスを適切なチャネル・プロセスを通じて提供していきます。

*1. 個人向け投資信託残高1兆4,000億円、個人向けローン残高13兆5,000億円、個人普通預金2,700万口座（平成14年3月末現在）。

ブランド戦略

当行は、『One's Next「ひとりひとり」のこれからを提案するサービス業へ』を個人ビジネスのブランドスローガンに掲げ、お客さまひとりひとりの「これから」に対してお役に立てる「新しい価値」、すなわち安心と便利を実感していただける商品・サービスを提供していきます。こうしたブランドスローガンに基づく行動を徹底するため、平成14年度から各支店に「ブランドマネージャー」を配置し、きめの細かいブランド戦略を積極的に推進しています。これらにより、お客さまに最も信頼されるリーディングバンクとしての確固たるブランド価値の構築を目指していきます。

One's Next

「ひとりひとり」の
これからを提案するサービス業へ

有人店舗ネットワークの再編

有人店舗ネットワークについては、個人取引推進の観点から店舗インフラを立地特性･マーケット規模ごとに機能･レイアウト構成を見直し、事務手続の場からセールスの場へと戦略的に転換していくことで営業力の強化を図っていきます。平成13年度には、支店ベースで14カ店の店舗統合に加え、平成14年7月のシステム統合に先行して一つの店舗内に複数の支店を同居させる、いわゆる「共同店舗」を20カ所で実施しました。今後、国内本支店（平成13年4月合併時578カ店）については、立地重複店を中心にさらなる統合を実施することにより400カ店体制を目指しています。



商品・サービスの拡充

邦銀トップクラスの豊富な品揃え（平成14年6月末現在、運用会社25社、53本）を有する投資信託については、パフォーマンス等総合的に判断し、「三井住友銀行ファンドセレクション」として27本を選定していますが、平成13年度は6月に「ワールド・パッケージ・オープン〈愛称：協奏〉」、1月に「ユーロ短期債ファンド」の新規ファンドを販売開始しており、それぞれ平成13年度販売実績は約260億円、240億円となりました。

平成13年4月には、定期預金に投信や外貨預金をプラスした新商品「資産づくりセット」の取り扱いを開始しています。お客さまからその商品性を高く評価され、平成13年度販売実績は約6,700億円となりました。また同年7月には、当行が販売した金融商品に関し、資産の分散投資状況、残高・入出金の状況、損益明細等の情報をレポートに取りまとめ、毎月お客さまに送付するサービスとして「お取引総合レポートサービス（マンスリーボイス）」の取り扱いを開始しました。

さらに、電話･インターネット・iモードのいずれのチャネルからでも振込、残高照会、定期・外貨預金取引、投信取引等が利用可能なサービス「One's ダイレクト」はお客さまから高い評価をいただき、その月間利用件数は約240万件（平成14年3月実績。前年同月比＋90万件）を達成しました。

平成14年4月からは新築物件を対象として住宅ローンの金利を優遇する商品として、「新築限定ローン」の取り扱いを開始しています。また、期間限定のキャンペーン商品として、給与振込のご指定・One's ダイレクト等の申し込みをいただいたお客さま向けに住宅ローンの金利を優遇する「おとくな住宅ローン」の取り扱いのほか、外貨定期預金の金利上乗せキャンペーンの取り扱いを平成13年度に引き続き実施しています。



ローンプラザ

資産形成ビジネス

老後生活に備えての金融資産形成や住宅取得のための資金調達などお客さまのライフステージに応じた資産形成ニーズに対し、有人拠点における相談業務と、コールセンターをマーケットハブとしたセールスプロモーション、さらに、テレホンバンキング、インターネットバンキング等リモートチャネルを組み合わせ、お客さまに最適なチャネル・プロセスで商品・サービスを提供するよう努めています。また、平成14年度からは、「エリアマーケティングオフィサー」を各ブロックに配置し、一段とお客さまのニーズに応じた効果的なプロモーションを展開しています。

有人拠点としての支店には、「マネーライフ・コンサルティング・デスク(平成13年度122カ所増設、平成14年3月末現在240カ所設置)」等の総合相談カウンターに、専門スタッフを配置して、投資信託や外貨預金などでの運用・積立ニーズ、住宅の一次・二次取得や増改築、教育資金等の借入れニーズ等運用・調達両面の金融ニーズに対し、一元的に対応しています。

このように、当行では、ライフステージに応じた資産形成ニーズをお持ちのお客さまに効率的でユニークな商品・サービスを提供することで、「生涯にわたるメインバンクにするなら三井住友」というブランドの確立を目指しています。


マネーライフ
コンサルティング・デスク

マネーライフ・コンサルティング・デスク

資産運用ビジネス

資産運用に関する高度かつ公平な立場からのコンサルティングを求めているお客さまに対しては、各ブロックに配置された専門性の高いファイナンシャルコンサルタントが「金融資産全体のポートフォリオ提案」を軸に、オーダーメードのきめ細かな資産・負債の総合管理を行っています。

また、資産運用層向けチャネルとして「資産運用プラザ」を全国64カ所(平成14年6月末現在)に設置しており、この資産運用プラザには、テレビ会議システムを備えたセミナールーム、個室等の相談スペースや大型の情報ベンダー等の資産運用相談拠点としてのインフラを整備していきます。

このように、当行では資産運用に関するお客さまのニーズに幅広くかつ個別にお応えする体制を整備し、「資産運用サービスなら三井住友」というリーディングブランドの確立を目指しています。

プライベートバンキングビジネス

株式公開や上場見込み、あるいは既に公開・上場を実施した成長企業オーナー等を対象に、資本政策や資産運用等、オーナー固有の金融ニーズに対して、長期間にわたりご相談やアドバイスを行います。

資本政策に関しては、法人取引や海外等での高度な金融商品の経験者をプライベートバンカーとして配置することにより、株式公開や事業継承などさまざまなニーズにお応えします。また資産運用については、お客さまのポートフォリオやアセットアロケーションの考案、お客さまの相場観に応じたオーダーメード型の商品・サービスの開発・提供に取り組んでいます。

いずれの分野でもお客さまとの長期リレーションシップを前提に、ベストパートナーとなることを目指します。

支払い・決済サービス

情報・通信分野の急速な発展やライフスタイルの多様化から、個人のお客さまの支払い・決済サービスに対するニーズは多岐にわたっています。

このため当行では、電話やパソコン、携帯電話などのリモートチャネルを利用したバンキングサービス「One'sダイレクト」のレベルアップを図るとともに、リモートチャネルの有人拠点との相互補完機能をさらに充実させ、日常取引のメインチャネルとしてお客さまの認知をいただけるよう努めており、平成14年3月末のリモートサービス契約者数は460万人となっています。

さらに、(株)エーエム・ピーエム・ジャパン(am/pm)との提携による「@BANK(アットバンク)」や、E-net(イーネット)、ローソンおよびアイワイバンク銀行との提携によるコンビニATMを積極的に展開することで、One'sダイレクトのレベルアップと合わせ、コストを削

減しつつ、利便性が高くかつ幅広いニーズに応じたきめ細やかな顧客サービスを提供しています。

このようなサービスの提供により、当行では「日常取引で最も便利な銀行なら三井住友」というブランドの確立を目指しています。



コールセンター

グループ金融力の活用

三井住友カード(株)(平成13年4月に(株)住友クレジットサービスより社名変更)は、平成13年7月のさくらカード(株)のUCカード事業部門との統合によって国内トップレベルの業容を誇るカード会社となりました。今後も、「安心・安全・便利」をキーワードに「最も使いやすく最も役に立つカード」を提供することで、日本の「VISA」のパイオニアとして築きあげてきた「三井住友VISAカード」のブランド価値をさらに高めていきます。

平成12年10月に開業した(株)ジャパンネット銀行は日本初のインターネット専業銀行であり、「24時間・365日アクセスできる」という便利さと「高い預金金利と安い手数料」という有利さを魅力としています。当社はネットユーザーにとってのメインバンクとなるべく、当行や他の出資各社、提携先とともに、インターネットの特性やITを活かした利便性の高い金融機能を提供し、21世紀型の銀行を目指していきます。

また、平成12年6月に設立したアットローン(株)(平成13年8月にさくらローンパートナー(株)より社名変更)は、従来の銀行ローンとは異なる全く新たな小口無担保カードローン@Loan(アットローン)の提供を開始しました。高機能ローン相談端末「@LoanBOX(アットローンボックス)」を首都圏を中心とするコンビニエンスストアam/pm内に406カ所(平成14年6月末現在)設置しています。引き続きテレビCMの放映等により認知度アップを図るほか、関西地区への@LoanBOX展開を実施していきます。

今後とも当行では、クレジットカード、無担保カードローン等のファイナンス機能や決済サービス機能を、三井住友銀行グループ全体での新たなビジネスモデルとして、より幅広く積極的に提供していきます。


@BANK
ATM
@Loan

@BANK、@LoanBOX

■リモート取引契約者数・件数推移


取引件数(千件)
契約者数(千人)
3,000
2,500
2,000
1,500
1,000
500
0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
契約者数合計
三井住友リモート取引合計
インターネット、モバイル取引合計
テレホンバンキング取引合計
合併
(H9/6)
都銀初の
テレホンバンキング開始
(H9/1)
邦銀初の
インターネットバンキング開始
H9/3
H10/3
H11/3
H12/3
H13/4
H14/3



当行が有する国内最大の顧客基盤をベースとして、多様化する顧客ニーズに専門性を持ってスピーディーに対応する「ソリューションビジネス」を構築し、営業店、本部が一体となって法人取引を推進するとともに、一段のコスト競争力強化に努めています。

ソリューション営業の推進

中堅・中小企業のお客さまに対しては、全国の法人営業部に配置した高度な金融サービスを提供できるスタッフと本部の専門スタッフが一体となって、デリバティブ、EB(エレクトロニック・バンキング)、外国業務のほか、M&A、MBO、流動化、シンジケーション、株式公開支援等、経営上、財務上のニーズに的確かつスピーディーに対応する「ソリューションビジネス」に積極的に対応しています。

平成13年度においては、各種デリバティブ、流動化、シンジケーション等、金融最先端商品を活用したソリューション提案を実施しました。

また、景気の長期低迷を受けて、企業の生き残りをかけた事業再編ニーズが急増するなか、企業価値の向上に資するサービスを提供するため、法人業務部に事業再編室を設置し、資産流動化、シンジケートローン等銀行本体のプロダクトのほか、グループ各社を活用して財務アドバイス、コンサルティングを実施、お客さまの企業価値向上策や再建策に対応しています。

今後とも、営業店・本部・グループ会社が一体となった「ソリューション営業」を推進し、「三井住友銀行の法人営業ブランドの確立」を図ります。

成長企業への対応

新産業·新事業の創出は、日本経済を再び活力溢れるものとする原動力に成り得ると期待されています。当行では、その担い手となる情報通信、バイオ、環境、ヘルスケアなどの成長分野で事業を展開するお客さまとの取引を強化する観点から、法人業務部内に成長事業推進室を設置し、専門スタッフが独自のノウハウによってテクノロジー、市場性、成長性の評価、分析を行い、ニュービジネス支援ファンド(無担保融資制度)等の融資を行っています。

また、創業間もないお客さまの投資に関するニーズについては、関連のベンチャーキャピタル会社であるSMBCキャピタル(株)が積極的な対応を行います。さらに、株式公開を志向されるお客さまには、株式公開準備のノウハウを有する担当者が、大和証券SMBC(株)を活用しながら、資本政策のアドバイスなどを行い、お客さまのニーズに対応しています。

スモールビジネスの推進

中小企業·個人事業主のお客さまに向けたきめ細やかな対応を目的として、中小企業金融の専門窓口「ビジネスサポートプラザ」を設置しています。

平成13年度は保証協会保証付ご融資の他に、中小企業のお客さまの資金ニーズに機敏に対応する融資商品「ビジネスセレクトローン」「ビジネスファーストローン」を推進しました。



ビジネスサポートプラザ

特に「ビジネスセレクトローン」については、中小企業専用の信用リスク評価モデルを当行独自で開発し、信用リスクの判別力を強化した上で商品性の拡充を行いました。具体的には、貸出金額を最大5,000万円、貸出期間を無担保の場合では最長3年まで可能としました。また、「ビジネスセレクトローン」の認知度向上を目的として、平成14年3月から5月にかけて、「三井住友銀行を、試してください。」をキャッチフレーズとした、テレビCM·新聞広告等によるマスプロモーションを実施しました。これらの推進策により「ビジネスセレクトローン」「ビジネスファーストローン」の残高は平成14年3月末現在で459億円となり前年同月比+308億円の増加となりました。

また、フランチャイズチェーン等に加盟する中小企業·個人事業主の資金ニーズを捕捉するため、ビジネスオーナー営業部が中心となり、各フランチャイズの事業構造に応じた提案業務を積極的に推進しています。

今後とも、より多くの中小企業のお客さまに当行を利用していただくべく、「ビジネスサポートプラザ」のサービス向上、「ビジネスセレクトローン」の商品性改善等に継続的に取り組んでいきます。


三井住友銀行の法人営業ブランドを目指して
Solution
Speed
Specialty
Market in
Best Partner
Cooperation


中小企業経営者の皆さまへ。
ビジネスセレクトローン

決済業務に関する合理化ニーズへの対応

決済業務・資金管理業務のスペシャリストが専門的なスキルと当行の先進的なサービスを活用し、企業のニーズに適合した高度なソリューションを提供しています。

平成12年2月にビジネスモデル特許を取得した入金照合サービス「パーフェクト」はお客さまに対して、売掛金回収のための被振込専用口座を多数ご用意することによって、従来の「名前」による確認ではなく、「口座番号情報」による入金確認を可能とし、お客さまの入金照合事務を抜本的に効率化するものです。

サービス開始以来、多くのお客さまにご利用いただいており、平成14年3月末現在の契約社数は、約3,400社と前年同月比1,000社を超える増加となっております。

当行では、このような独創的なサービスの開発を一層促進するため、EC業務部内に「e-ビジネス特許室」を設置しています。

国際的な企業グループの資金管理効率化ニーズに対しては、EC業務部内に「CMS室」を設置しています。CMS室では、「CMS(キャッシュ·マネジメント·サービス)から始めるグループ経営」という理念にたち、多様なお客さまのニーズに対応したソリューション提案を行っています。

また、国内企業に共通した支払業務効率化ニーズに対しては、お客さまの規模に応じたパソコンバンクサービスのラインアップを整えています。

平成13年秋には、インターネットでの利用に対応した「パソコンバンクナビWeb」を開発し、24時間いつでもご利用できるということから、多くのお客さまより好評をいただいており、平成14年3月末現在、契約社数は約9,000社です。

企業間の電子商取引の発展に対しては、平成13年12月、(株)日本総合研究所と協働で、「SMBC Global e-Trade Consortium」を立ち上げ、約150社のお客さまと実用化に向けた検討を重ねるとともに、サービスの試行を開始しました。

また、国際的な電子認証機関であるIDENTRUS(アイデントラス)に準拠した電子認証局を開設し、電子商取引における認証・決済サービスや貿易業務の電子化サービスの提供を平成14年度中に開始する予定です。

■パーフェクト利用実績


(百万円)
1,400
1,200
1,000
800
600
400
200
0
(社)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
H12/下期
H13/上期
H13/下期
手数料合計
契約社数

■EB契約実績


(万社)
10
5
0
H13/3
H13/9
H14/3
EB契約社数
(除くアンサーホームユース)

グループ金融力の活用

グループ会社との連携体制を一層強化し、三井住友銀行グループ全体での総合金融力をもってお客さまへのソリューションビジネスの高度化およびグループ連結収益の極大化を図っていきます。

具体的には、企業間の信用補完ニーズの高まりに合わせてSMBCファイナンス(株)、(株)SMBCファクターのファクタリング業務を強化していきます。平成13年度は顧客数前年比3倍、保証残高は530億円と前年比倍増の実績となり、引き続き、販売代金の貸倒れリスクを回避する支払保証業務、売掛債権の資金化・オフバランスニーズに対応する買取業務を顧客ニーズに合わせて素早く対応していきます。

また35,000社の会員を抱え、銀行系No.1の会員事業会社であるSMBCコンサルティング(株)との連携を強化していきます。簡易経営相談をはじめ、人材育成支援、経営セミナー等、会員向けに各種情報を提供しており、今後とも、経営者の方々の悩みに、すばやく解決策を提示し、お客さまに真に役立つソリューション提案を実践していきます。

成長企業のお客さまに対しては、ベンチャーキャピタル業務を手掛けるSMBCキャピタル(株)と連携し、資本面からの支援や、株式公開などを展望した経営戦略に役立つさまざまなアドバイスの提供を推進していきます。

さらにB2B(企業間)・B2C(企業－消費者間)の電子商取引の拡大、およびリアル取引のeビジネス化進展に合わせて、SMBCグループとしての総合的な金融関連サービスをトータルにワンストップで提供する戦略的な業務子会社として、フィナンシャル・リンク(株)を設立し、決済事務・資金管理のアウトソーシング等、企業の資金決済に関わるさまざまな顧客ニーズに対し、最適な金融サービスを銀行およびグループ会社と連携して総合的にコーディネートしていきます。

前述の会社に加え、コンサルティングニーズには(株)日本総合研究所、リースニーズには三井住友銀リース(株)、集金代行ニーズには(株)三井ファイナンスサービス、さくらファイナンスサービス(株)、(株)クオーク等のグループ会社のサービスを提供するとともに大和証券SMBC(株)との連携による質の高いインベストメントバンキング業務を展開し、グループの総力を挙げてお客さまの問題解決に役立つ商品・サービスの提供を行っていきます。



法人営業部

企業金融部門



企業金融部門では、新銀行発足と同時にお客さまとの窓口を一本化しました。これは、わが国を代表する先進的大企業に対して、継続的に高度なソリューションを提供していくには、合併と同時に旧両行の垣根を越えたフロント組織に移行すること、そしてそれにより強靭な営業体制を確立することが必須であると考えたためです。

平成13年度において、体制作りはほぼ完了したと言えます。

今後は、「アセットビジネスを抜本的に見直し、その再強化を図るとともに、引き続きフィービジネスの増強に努め、並行して経費の圧縮に努めることで、競争力の強化を図る」計画です。

前年度の成果

フロント一本化をスタートさせた平成13年度は、①カルチャーの一本化、②取引歴・取引地位の差等に起因して旧両行で異なっていた取引スタンスの一本化、③旧両行それぞれが有していたアプローチ手法の高次元での融合、に重点的に取り組みました。

目指したのは、新銀行として、お客さまとの関係を早期に確立し、旧両行が単体で行っていたよりも高度な顧客価値創造活動を展開していくことでした。そのためのツールとして導入したCRMには1万件を優に超える顧客情報・ニーズが蓄積され、それに対して旧両行の壁を越えて問題解決策が発信されました。その結果、資産流動化・顧客企業間提携等で多くの好事例が生まれました。

今年度の注力ポイント

平成14年度の施策としては、平成13年度に引き続き手数料収益の増強を推進していきますが、これと並んで、銀行業務の根幹である貸出業務の再構築に注力する計画です。

このうち、まず手数料収益の増強に関してですが、平成13年度後半より、企業提携・事業再編・事業再構築やバランスシートマネジメント等、企業の事業再編関連のソリューションに注力しており、平成14年度は、この業務への傾

斜をより強め、付加価値の高いビジネスとして展開していきます。また、銀行の本来業務の一つである決済業務についても、CMSを中心に積極的に推進していきます。

次に貸出業務に関してですが、基本的にはリスクに見合った適切な金利設定を行う一方で、それに見合った高度なサービスを提供させていただくように心掛けていきます。貸出業務といっても、その中身は、ノンリコースローン、コミットメントライン、シンジケートローンのアレンジメント等従来型の貸出金にとどまらない幅広いラインアップの中から対応していきます。

平成14年度は、上期にシステム統合が完了しますので、名実ともに一体となったフロント部隊を駆使し、企業が真に求めるニーズに対応していきます。

今後の方針

当部門が目指すのは、企業に対して単発では終わらない、継続的な顧客価値創造活動を進めていくことです。そのためには、IT技術を活用し、顧客ニーズの蓄積を進め、それを基に高度かつ大量のソリューションを提供していく必要があると考えています。

平成14年度、施策の基軸に据えている「事業再編関連ソリューションの推進」「決済業務の強化」「相応の対価を確保した上でのリスクテイク」は、いずれも単発のビジネスではなく、将来の取引を展望したもので、直ちには顕在化しなかったニーズについても情報として蓄積し、中長期的視点に立ってその捕捉・解決に努めていきます。



グループ金融力の活用

ソリューション活動を展開していくうえで、営業部単独で解決できない問題に関しては、大和証券SMBC(株)やリース・ファイナンス子会社、コンサルティング子会社を積極的に活用しています。

当部門が力点を置く事業再編やバランスシートマネジメントにかかわるソリューションには、銀行本体の関連部署はもとより、これらグループ企業の有効活用が不可欠です。これらはいずれも各分野のエキスパート集団であり、お客さまのご要望に応えるに十分なノウハウを蓄積しています。

もちろん、お客さまと直接の接点を持つ営業部は、単にこれを仲介するのではなく、どこを利用するのがベストソリューションになるかについて、データベースに蓄積された情報を基に、金融ソリューション室等と十分な検討を行ったうえで判断しています。

今後ともこれらグループ企業の総力を結集して先進的大企業の高度化したニーズに対応していきます。



金融ソリューション室打ち合わせ風景



国際部門は国外の日系・非日系企業、金融機関、各国政府・公営企業等との取引、ならびに国内で展開しているグローバル非日系企業取引を担当しています。平成13年度の主な成果および平成14年度の注力ポイントは以下のとおりです。

前年度の成果

(1)海外拠点統合等による合併効果の早期実現

単なる重複拠点の統合にとどまらず、重複業務の効率化、非戦略的拠点・出資先の整理を積極的に進めました。結果としてお客さまへのサービスの質を低下させることなく、大幅なコスト削減を実現しました。

(2)国内業務部門との連携による海外日系企業取引拡大

国内業務部門(企業金融部門・法人部門)との情報共有体制および投資銀行部門などの各種プロダクト担当部によるサポート体制の確立を通じて、合併により飛躍的に拡大した優良な日系顧客基盤を背景に、海外日系企業取引(主に為替取引・預金取引)の拡大を実現しました。

(3)資金管理支援ビジネスの拡充

アセットにとらわれない業務としてお客さまの資金管理を支援するビジネスの推進、プロセッシングサービス能力の向上に努めました。

国際CMSの契約社数はアジアを中心に大きく伸長したほか、クリアリングサービスやカストディ業務を通じた手数料収入も増加しました。

(4)国内で展開しているグローバル非日系企業取引の進展

グローバルに展開する非日系企業との取引において、海外での取引のみならず、グローバル非日系企業の日本支社、ならびに子会社の取引を促進していくことは大変重要な意義を持ちます。こうしたグローバル非日系企業を専門に担当する国際法人営業部は、本社取引を有する海外拠点との緊密な連携による顧客ニーズの的確かつ迅速な認識、また本社との直接コンタクトなど、グローバルリレーションシップをフル活用することで取引規模を拡大させました。

国際部門にとって平成13年度は拠点統合の早期完了をテコに、より効率的な業務体制の構築と広範かつ優良な顧客基盤の構築に邁進した一年であったといえます。

今年度の注力ポイント

(1) 資産効率改善とノンアセットビジネスへのさらなる注力

資産ポートフォリオの組み替えを積極的に実施し、資産効率の改善を図っていきます。一方で収益の極大化を図るべくアセットを用いない業務の強化にも取り組んでいきます。具体的には、融資慣行の見直しを通じて、リスクに応じたリターンを向上させつつ、流動性の高い資産への組み替えを可及的速やかに進めていきます。また、リスクリターンの高い資産の取り込みにあたってはトレードファイナンス、ストラクチャードファイナンス、プロジェクトファイナンス等のプロダクト業務に一段と注力していきます。アセットを用いない業務強化においては、CMS、クリアリングサービス、カストディサービス、対顧客為替等の業務レベルアップを図るべく、人員面、システム面への経営資源の投入を引き続き積極的に行っていきます。

(2) ライアビリティ業務の取組強化

安定的な資金調達を図るべく、市場営業部門との連携による預金基盤の拡大、特にアジアにおけるCMS業務の拡大による預金増加を中心としたライアビリティ業務に注力していきます。

(3) ライトサイジングの徹底

拠点運営の機動性・効率性をさらに高めるため、一層のライトサイジングを行います。台北支店新設をはじめ戦略的エリアに対する投資を積極的に行う一方で、業務プロセスの見直しによるさらなる効率化も推進し、メリハリの効いた拠点政策を実施していきます。

平成14年度は従来のアセットに依存した業務、収益構造を徹底的に見直し、資産効率の抜本的改善を図るとともに、一層効率的な拠点運営を目指していきます。


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地域別取り組みと他部門、グループ会社との協働

エリアによって異なるマーケット特性、顧客ニーズに対応すべく、米州・欧州・アジアの3地域本部制をとっています。米州・欧州においては拠点の枠にとらわれず、エリア内全域を網羅する形で顧客セグメント別の営業部体制をとっています。営業部は広範かつ優良な顧客基盤を有する「日系企業取引」、永年の営業活動の中で各地域において強固なリレーションを確立している「非日系企業取引」、「先端金融プロダクト業務」と業務別にセグメントされ、それぞれの専門性を活かし、他業務部門やグループ会社との連携をとりながら質の高いソリューションを提供しています。また、アジアにおいては各マーケットエリアによって大きく異なるニーズやリスクに各拠点が柔軟かつ迅速に対応し、邦銀の中でもトップクラスのプレゼンスを有しています。

今後の方針

国際部門における中長期的戦略として、引き続きアセットに依存しない形での収益構造の確立を追究していくとともに、新しいビジネスモデルの発掘を積極的に進め、全行的なビジネスモデルの進化に貢献していきます。また、拠点政策としては、お客さまに提供するサービスを一層充実させるべく、海外金融機関との間で個別サービスについての業務提携を進めていきます。


三井住友銀行
ACTUAL BALANCE
円クリアリングWEBレポーティングサービス
(海外金融機関が当行に保有する円決済口座情報をインターネット上でリアルタイムに提供しています)



市場営業部門では、国内外の資金・為替・債券・デリバティブマーケットでの取引を通じ、お客さまの市場取引ニーズに積極的に応えるとともに、当行の抱える市場リスク、流動性リスクの適切なコントロールや各種裁定取引機会をとらえたオペレーションを行うことにより、収益の極大化を図っております。

前年度の成果

平成13年度は、事前準備を万全の体制で行った結果、合併当初より、統一されたシステム、リスク管理体制の下、一つのディーリングルームでオペレーションを開始し、その後も順調に業務を推進することができました。

特に、合併により飛躍的に増加したお客さまとの取引に関しては、専担部署として市場営業推進部を新設し、サービスの拡充、セールス体制の強化を図りました。具体的には、市場性商品の取引約定の集約化、迅速なプライス提示やビビッドな市場情報をダイレクトにお客さまに提供するサービスの拡充に加え、外国為替関連サービスを専門的に提供するトレジャリーオフィサーの増員、24時間為替予約受付体制の強化等を実施しました。さらに、天候デリバティブを用いた小口商品の取り扱い等新規業務にも積極的に取り組み、お客さまとの取引をより一層拡大させることができました。

バンキング業務やトレーディング業務についても、合併により増加した市場リスク、流動性リスクを適切にコントロールしつつ、相場動向をとらえた機動的なオペレーションを行うことができました。とりわけ、バンキング業務での国内外の金利低下を見込んだ新規ポジションの造成、タイミングをとらえた円貨から外貨へのポジションシフト、トレーディング業務での相場変動局面でのダイナミックなリスクテイク等が奏効し、市場営業部門の平成13年度収益は、前年度比2,000億円以上の大幅増益となりました。

今年度の注力ポイント

平成14年度も、市場営業部門は、多様化・高度化するお客さまのニーズに積極的に対応するため、新商品の取り扱いや取引体制の強化・拡充等による利便性の追求に注力していきます。

既に、お客さまのアジアにおける資金・為替・デリバティブ取引をフルサポートするため、東京・香港・シンガポールの３拠点にアジア・セールスデスクを設置し、さまざまな情報や的確なアドバイスをボーダレスに提供するとともに、お客さまが必要とされるお取引に迅速に対応できる体制を整えました。さらに、為替予約の締結・条件変更や各種市況情報・当行アナリストレポート等の照会がインターネット上で可能となるインターネットディーリングシステム、「i-Deal」（アイディール）をリリースする予定です。i-Dealには、単なるダイレクトチャネルとしての約定機能のみならず、豊富な付随機能が盛り込まれ、お客さまの利便性向上に必ずや貢献するものと考えています。

一方、マーケットの現状を見ますと、日本を取り巻くクレジットリスクに対する見方は依然厳しく、市場・流動性リスクに一層配慮したオペレーションを行う必要があります。ペイオフ凍結解除の影響を注視しつつ、バンキング業務においては金利上昇リスクにも対応した適切なポジション運営、トレーディング業務においてはお客さまやALMオペレーションからのオーダーフローを活かした収益機会の拡大、リスクテイク能力の向上等に意欲的に取り組んでいます。

今後の方針

市場営業部門では、お客さまに対する業界最高水準のサービス提供によるトップシェアの獲得とダイナミックなポジション運営による安定的かつ高水準の収益確保を目指しています。

そのため、最新の金融技術や情報システムの導入、市場調査能力の向上に加え、徹底した成果・実力主義による豊富な人材の活用に継続的に取り組んでいくとともに、リスク管理体制の強化、コンプライアンス面の拡充、事務体制の強化などインフラ面の整備にも注力していきます。

■市場営業部門の業務運営体制


お客さま
法人営業部・支店
フロント
市場営業統括部
企画・調査業務
市場営業推進部
お客さま利便性追求によるサービス向上
お客さまとの取引業務
預金取引
貸金取引
市場資金部
市場外貨資金部
的確なALMオペレーションと流動性管理
バンキング業務
市場営業部門
外国為替取引
デリバティブ取引
CD・CP取引
お客さま
オーダーフロー
ALM
オペレーション等
市場営業部
お客さまのオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
トレーディング業務
資金・債券取引
インターバンク市場





前年度の成果

投資銀行部門では、新銀行発足と同時に、最先端の金融プロダクツと専門スタッフを集約、法人のお客さまが抱えるさまざまな金融面の課題に、最適なソリューションでお応えするべく、資金調達、リスクヘッジのツール、事業再編のご支援をはじめ、グローバルな視点で金融サービスの提供に努めています。

平成13年度は、新銀行の投資銀行業務の基礎を固める重要な1年として、あらゆるプロダクトにおいて積極的な拡大戦略を実施し、多くの成果を得ることができました。なかでも、シンジケーション業務は順調に拡大し、国内案件組成額は平成13年度対比40％以上の大幅な伸びを達成しています。

金銭債権の流動化業務においては、情報の授受にインターネットをフル活用するとともに、流動化効果を最大化する「プール（小口分散）」「リボルビング」「連結」を同時に実現するスキーム開発を行うなどバランスシートマネジメントの先端を拓き、お客さまのご支持を広くいただいています。

加えて、事業のキャッシュフローに返済原資を求めるノンリコースローンのアレンジにも注力し、六本木六丁目地区再開発（写真 左）といった大型都市開発プロジェクトのファイナンスにて主導的役割を果たし、当行が培ってきたノウハウを資金調達にお役立ていただいています。

お客さまのリスクコントロールニーズに関しては、全国主要11拠点に配置した、高度なデリバティブ商品のマーケティングを行う「Derivatives Sales Engineers」が、金利、為替はもとより、天候やコモディティに関するリスクヘッジツールをご提案、お客さまのニーズに的確にお応えする体制を整えています。特に、天候デリバティブでは、他行に先駆けて季節ごとに小口定型商品を開発販売、さまざまな事業における天候リスクのヘッジにお役立ていただいています。

今年度の注力ポイント

シンジケーション業務については、引き続き投資銀行業務の柱の一つと位置付け、平成14年度もさらなる業容拡

大を目指していきます。同時に、お客さまの資金効率向上ニーズをとらえた「流動化業務」も強力に推進し、さらに多くのお客さまにお使いいただけるよう、システム面を含めて商品開発により一層注力していきます。また、デリバティブ、社債受託といった強みを持つ業務については、SMBCブランドの一層の浸透を図っていきます。

昨今、高まりを見せているお客さまの事業再編ニーズについては、当行はこれをビジネスチャンスととらえ、グループ会社との連携のもとにM&Aアドバイザリー業務、MBOファイナンス業務を推進、クロスボーダー案件の獲得も目指しています。

■投資銀行部門組織

国内	投資銀行統括部 ストラクチャー審査室 資産運用事業室	·投資銀行業務企画 ·投資銀行業務案件審査 ·確定拠出年金、資産運用業務企画
国内	投資銀行営業部 金融ソリューション室	·流動化、プロジェクトファイナンス、制度融資、リースファイナンス、LBO／MBO、ノンリコースローン等 ·各種ソリューションサービスの提供
国内	デリバティブ営業部	·デリバティブ商品の販売、商品開発
国内	シンジケーション営業部	·シンジケーションのオリジネーション、プレースメント等
国内	企業情報部	·M&A 業務
国内	資本市場部	·社債の受託業務等
国内	情報通信営業部	·IT 関連企業に係るビジネスサポート
国内	大和証券SMBC(株)	·ホールセール証券業務
国内	さくらフレンド証券(株) 明光ナショナル証券(株)	·証券業務
国内	DLJディレクトSFG証券(株)	·インターネットを利用した証券業務
国内	さくら投信投資顧問(株) 大和住銀投信投資顧問(株)	·投資顧問業務、投資信託委託業務
国内	ジャパン·ペンション·ナビゲーター(株)	·確定拠出年金の運営管理業務
海外	投資銀行営業部(米州、欧州、アジア)	·プロジェクトファイナンス等
海外	シンジケーション営業部(米州、欧州、アジア)	·シンジケーション業務
海外	SMBC キャピタル·マーケット会社 英国SMBCキャピタル·マーケット会社 SMBCデリバティブ·プロダクツ·リミテッド	·デリバティブ業務
海外	SMBC セキュリティーズ会社 大和証券SMBC 海外現地法人	·ホールセール証券業務
海外	SMBC リース·ファイナンス会社	·リース関連業務

グループ金融力の活用

大和証券SMBC（株）は大和証券グループ本社との合弁会社で、当行の投資銀行業務戦略の中核ビークルとして、証券業務、M＆A、ストラクチャード・ファイナンスなど幅広い業務を展開、加えてプリンシパル・ファイナンスといった新規業務にも積極的に取り組んでいます。平成13年度は普通社債主幹事引受リーグテーブルで第1位を獲得するなど、「本邦最強のインベストメントバンク」としての地位を着実に確立しつつあります。今後は、当行との協働体制をますます強固なものとし、お客さまの高度化するニーズにお応えしていきます。

また、企業年金を取り巻く環境が大きく変化し、法人のお客さまにとって制度改革が経営上の課題となるなかで、三井グループ、住友グループ金融各社で設立したジャパン・ペンション・ナビゲーター（株）を中心に、注目を浴びる企業型確定拠出年金の導入サポートを強化しています。合わせて個人のお客さまが、個人型確定拠出年金のご加入を検討される際に、資産運用も含めた総合的なご相談にお応えできるよう、制度開始日である平成14年1月4日より全国99の支店で取り扱いを開始するなど、確定拠出年金事業を積極的に展開しています。

アセットマネジメント事業においては、トップクラスの運用会社を作るべく事業再編を行います。当行100％子会社であるさくら投信投資顧問(株)と、三井生命保険(相)、住友生命保険（相）、三井住友海上火災保険（株）の運用子会社4社を平成14年12月に合併し、三井住友アセットマネジメント（株）を発足させる予定です。

ネットビジネスへの取り組み

ネットビジネス・IT戦略について

当行は、ネットビジネスにおけるリーダーシップの発揮を目指し、金融業界のフロントランナーとして最高のネットサービスを提供するべく取り組んでいます。

特に、当行および当行グループは、IT、コンテンツ、ネットワーク、顧客基盤等に強みを有する多彩なパートナーとのアライアンスの組成にもいち早く取り組み、ポータルサイト、電子マネー、ネット銀行、ネット証券等新たなビジネスモデルの構築やマーケティング手法の導入を実施したほか、ネット社会に対応する銀行機能の向上を図ってきました。

B2B、B2C等電子商取引市場の拡大が今後も見込まれるなか、当行および当行グループはこれまで蓄積してきたグループ総合力を活かし、インターネットバンキングのゲートウェイ「One's ダイレクト」(個人のお客さま向け)、「Value Door」(法人のお客さま向け)を核として、社会全体のネットワーク化への対応をより積極化するとともに、新しいネットビジネスへの対応を進め、お客さまに安全性と利便性の高い決済、与信等のネットサービスを提供していきます。


新しいネットビジネスへの対応
DLJ ディレクト SFG証券
ジャパンネット銀行
他金融機関・他業態とのアライアンス
電子認証、貿易EDIへの取り組み
個人向けポータルサイト Shopping Square
法人向けポータルサイト NETdeBIZ.com
ICカード・デジタル放送等を使った決済サービス Edy等
B2C
B2B
購買連動決済サービス ネットデビット
総合法人金融パッケージ SMBC Financial Link
e手形レスサービス スマートクリア
One's ダイレクト (個人向けインターネットバンキングのゲートウェイ)
Value Door (法人向けインターネットバンキングのゲートウェイ)
社会のネットワーク化への対応

B2Bマーケットへの取り組み

SMBCフィナンシャルリンク

当行グループが提供するB2B関連の「決済」「与信」などの商品・サービスの統一ブランドとして「総合法人金融パッケージ『SMBC Financial Link』」を平成13年8月に立ち上げました。これは、インターネットビジネスを展開し、インターネットを業務に活用する法人のお客さま向けに総合的な金融関連サービスをワンストップで提供するものです。当行は、このブランド確立のため、戦略的な子会社としてフィナンシャル・リンク(株)を平成14年5月に設立しました。

また、平成14年3月には本ブランドで提供する各種金融サービスの一部*を開始しています。この新サービスにおいては、サービス提供のためのデータ仕様を統一しました。これにより、お客さまは、システム開発負荷の軽減が可能になるとともに、事務の合理化や簡単でスピーディーな処理が実現できるようになります。

今後、グループ会社との連携をさらに強化し、取り扱いサービスの拡大・機能強化により、ますます充実したサービスをお客さまにご提供していきます。

* 「法人ネット決済サービス コンプリート」「請求書合算サービス」「入金消込サービス」「ファクタリング依頼取次サービス」「集金代行依頼取次サービス」の5サービス

■SMBCフィナンシャルリンクのイメージ図


<SMBC Financial Link>
買手企業
電子市場運営者
売手企業
フィナンシャル・リンク
与信
ファクタリング
立替払い
ネットリース
決済
コンプリート
パーフェクト
BtoBハウスカード
エスクロウ
代金回収
集金代行
PAYWEB
認証
電子認証
貿易業務の電子化
三井住友銀行グループ
三井住友銀リース
SMBCファイナンス
三井住友カード
三井住友銀行
クオーク
三井ファイナンスサービス
グループ各社

e手形レスサービス「スマートクリア」

当行は、平成14年1月より、邦銀で初めて、FAX等を使わずにインターネット経由で手続きができる支払手形削減サービス「スマートクリア」の取り扱いを開始しています。

主なサービス内容は、支払企業が仕入先企業に対し、支払手形を振り出す代わりに支払データを当行に送信することにより、手形発行事務の削減ができるものです。また、

仕入先企業にとっては、インターネット経由で当行あてに依頼を行うことにより、支払期日より前に売掛金を資金化することができます。

本サービスは、支払企業の経理事務合理化に役立つ債権債務データ還元機能を備えているうえ、取り扱い時間を従来より延長する等、お客さまの利便性を大幅に改善しています。

当行は、今後も「スマートクリア」を支払企業・仕入先企業双方に対し、幅広く導入していきます。


支払手形削減
支払企業
インターネット
①支払データ送信
当行
e手形レスサービス
〈スマートクリア〉
インターネット
②早期資金化依頼
③代金支払
仕入先企業
経理事務合理化
早期資金化

NETdeBIZ.com（ネット・デ・ビズ・ドットコム）

「NETdeBIZ.com」は、インターネットを活用した新しいマーケティングの試みとして、当行が日本電気（株）、三井住友海上火災保険（株）、三井物産（株）、（株）日経ビーピーなど各業界の有力企業と共同運営している中堅・中小企業向け経営支援サイトです。

Webサイトやeメールを通じて、お客さまの販路拡大や業務の効率化を総合的に支援するソリューションのご紹介に加え、税務や会計、法務といった経営に役立つ専門情報もご提供しています。現在、経営者や管理職の方を中心とした約2万人の会員にご利用いただいています。

（http://www.netdebiz.com/）


NETdeBIZ.com
サイト
会員データベース
利用会員登録
（無料）
情報収集
企画コンテンツ
の掲載
参照
eメールによるアプローチ
営業スタッフ
中堅中小企業
企業内のキーマン
協議会参加企業
（現在、25社・団体）

B2Cマーケットへの取り組み

ネットデビット／Shopping Square

当行は、インターネットショッピングの代金決済における銀行口座からの即時引き落としを簡単かつ安全に実現する、インターネット決済サービス「ネットデビット」を提供しています。平成13年度は、このサービスをｉモードでも利用できるように対応するとともに、加盟店として大手家電量販店、大手旅行会社なども加え、利用件数・利用金額の飛躍的な拡大を目指しています。

また、「ネットデビット」を使って、より便利にオンラインショッピングをご利用いただくために、「ネットデビット」加盟店を集めたリンクサイト「Shopping Square」を提供しています。

「ネットデビット」の展開にあたっては、三井住友カード（株）との提携によりグループ総合力を発揮しながら、他の金融機関にもサービス提供を呼びかけ、日本における標準化を目指します。（平成13年度中に当行以外に4行が「ネットデビット」の提供を開始しています。）

■ネットデビットの概要


ネットデビット契約者
ネットデビット加盟店
①注文
⑦注文結果、決済結果通知
②決済依頼
③決済画面表示
④ID・パスワードを入力して決済
⑥決済結果通知
⑤資金決済実施
ネットデビットサービス提供銀行
（当行、ジャパンネット銀行他）

電子マネー「Edy」

「Edy」は交通系で普及が進んでいる非接触ICチップを利用したプリペイド型電子マネーです。コンビニエンスストアやファストフード等の店舗だけでなく、インターネット上で音楽・ゲーム等を購入する局面でも利用できるのが特徴です。

「Edy」が搭載されるICチップはカードと端末との間で物理的な接点を持たないため、媒体の形状に対する制約が少なく、わが国の場合は携帯電話への組み込みが有望視されています。また、このICチップはその処理能力、容量の大きさから、電子マネー機能以外のさまざまなアプリケーションを搭載することも可能です。

当行は上記のような非接触ICカードと「Edy」の特性を活かし、現金に代わる新しい小口決済手段としてだけではなく、セキュリティー、社員証、ポイント機能等を付加し、より利用者のニーズに合ったサービスとして取り組んでいきます。

環境活動

当行は、環境問題への取り組みの基本理念として、「環境方針」を制定し、平成10年に、環境マネジメントシステムの国際規格であるISO14001の認証を邦銀として初めて取得しました。環境方針では、環境に関するリスク管理やお客さまの支援等を明記し、行内の「環境委員会」を中心に、全行的な環境保全への取り組みを推進しています。当行では、「環境負荷軽減」「環境リスクの評価」「お客さまの環境活動支援」の3つの柱で、総合的な環境活動を展開しています。

(注) ISO14001 認証取得は、本店・大手町本部・神戸本部の3本部ビル。

環境負荷軽減（社会的責任の履行）

①電算機出力還元帳票の電子化による紙の使用量削減、紙のリサイクル、電力・都市ガス・上水道の使用量削減に取り組んでいます。

平成13年度紙リサイクル実績（対象：5本部ビル）

リサイクル量	1,260（トン）
リサイクル率	83.2（%）

②全社員を対象とした環境教育を実施しています。

③グリーン電力制度を活用しています。


環境マネジメントシステム登録証
株式会社 三井住友銀行
JQA

ISO 登録証


株式会社 三井住友銀行 殿
Green Power
WIND

グリーン電力証書

環境リスクの評価

他の金融機関等との共同研究会にて、土壌汚染問題などの「環境リスク」に関する情報を収集しています。

お客さまの環境活動支援

①（株）日本総合研究所と連携し、環境経営全般に関するコンサルティングを実施しています。


お客さま
当行
日本総研
・ISO認証取得支援
・環境会計
・土壌汚染
・省エネルギー
・環境PFI　等

②環境情報誌「SAFE」*を通じた情報提供を実施しています（隔月発行）。

*平成14年3月〜　当行ホームページ掲載開始（バックナンバー1年分掲載）。


三井住友銀行
SUMITOMO MITSUI BANKING CORPORATION
「SAFE」バックナンバー
SAFE

http://www.smbc.co.jp/aboutus/html/kankyo/kankyo.html

③環境対策融資制度のご提供。

④企業向け「環境セミナー」の開催。

（平成14年3月　大手町本部、大阪本店で開催。東西約400社が参加）



平成14年度は前年度活動を継続し、次の活動に注力します。

☆東京都 CO_2 削減証書市場創設への参加

東京都が地球温暖化対策の一環としてスタートした「CO_2 削減証書市場」創設プロジェクトに参加。検討メンバーとして、東京都への提案を実施します。

☆「環境ビジネス推進体制」の構築

環境ビジネスへの取り組みを強化するため、(株)日本総合研究所とアドバイザリー契約を締結し、行内横断的な「環境ビジネス部会」を設置しました。環境問題に対する行政や企業の対応、個人の認識が急速に進展しており、以下(1)～(4)の事業機会に対応することで、新たな収益基盤の確立等を図ることを目指します。

(1)「法人取引先」への対応

企業の環境対策、環境ビジネス展開にかかわる情報整理、資金需要の顕在化への対応等を行います。

①企業のエコビジネスに関する調査・研究

②エコファイナンスに関する商品の開発

③環境問題をキーワードとした営業展開戦略の構築

④営業担当者向け環境問題知識マニュアルの作成

(2)「個人取引先」への対応

国内外金融機関の「環境問題」を切り口とした個人向け金融商品・サービスの調査・研究を行います。

(3)「マーケット」対応

京都議定書により国際的な地球温暖化ガス削減が合意されたことに伴い、新たな市場の誕生や投融資機会の拡大などが見込まれることから、これらに対応するための金融商品の研究を実施します。

(4)「IR」対応

欧米では企業の環境格付け等が普及し始めており、また年金基金などの機関投資家が「環境問題」等を評価基準とした投資銘柄の選定を行う傾向を強めています。このような状況下、投資家、調査機関向けに、当行の環境問題への取り組みについて、より分かりやすい説明を行うなど、対応を強化していきます。

【推進体制】

広報部を事務局として、(株)日本総合研究所と行内プロジェクトチームを組成。4つの分野について都度検討会を開催し、月例報告会で情報の共有を図ります。



三井住友銀行「環境ビジネス推進体制」
(1)
法人取引先への対応
営業統括部
法人業務部
投資銀行統括部
デリバティブ営業部
投資銀行営業部
(4)
IR対応
経営企画部IR室
広報部
日本総研
広報部
(3)
排出権取引市場など
マーケット対応
市場営業統括部
(2)
個人取引先への対応
個人統括部
全体月例報告会

当行は、「環境問題は重要な経営課題」という認識のもと、今後も積極的な活動を展開していきます。

こうした活動を通じて、地球環境保全、社会的信用の向上、環境問題から生じる経済的リスクの軽減に注力します。

社会貢献活動

社会とともに歩み発展する企業を目指し、社会環境室を中心にさまざまな社会貢献活動に取り組んでいます。中でも「福祉活動」「国際協力」の分野に重点をおくとともに、「社員のボランティア活動支援」を積極的に推進しています。

福祉活動

銀行の公共的使命を自覚し、豊かな社会の実現に貢献するための福祉活動を行っています。

三井住友銀行ボランティア基金

有志役職員の給与から毎月一律100円を天引きし、災害や経済的困難等にかかわる援助を行う国内外のボランティア団体等への寄付を行っています。平成13年度は、衣料が不足しているアフリカ諸国に旧両行の制服約1万6,000名分を寄贈し、輸出に伴う費用等を本基金から拠出しました。

朗読奉仕活動

専門講師による指導の下、有志の社員（含む家族）・OBが「朗読録音図書」を作成し、「日本点字図書館」に寄贈しています。これまでに納めた図書は、平成14年4月末現在で、669タイトル、テープにして3,231巻となっています。

書き損じハガキ、未使用テレホンカードの寄贈

当行およびグループ会社社員に提供を呼びかけ、ボランティア団体に寄贈しています。

国際協力

各国に営業拠点を持ちグローバルに事業展開を行う企業として、国際社会の発展に貢献する活動を行っています。

米国同時多発テロ被災者支援

平成13年度は、米国同時多発テロの被災者支援のため、当行からの寄付に加え、役職員（含むグループ会社）からも義援金を募集し寄付を実施しました。また、一般のお客さまからの募金受付口座も開設し、広く協力を呼びかけました。

ユニセフ（国連児童基金）への支援

国内本支店・出張所＊の店頭に「外国コイン募金箱」を設置し、集まったコインを、グループ会社「SMBCグリーンサービス」の協力を得て、各地の空港などで集められたコインとともに通貨別に仕分けし、ユニセフに送っています。



外国コインの通貨別仕分け作業

また、普通預金税引後利息をユニセフに寄付していただく「ユニセフ愛の口座」を取り扱い、当行もお客さまと同額の寄付を行うなど、開発途上国の子供たちを救うユニセフの活動をさまざまな形で支援しています。

＊無人店舗を除きます。

SMBC GLOBAL FOUNDATION

アジアの大学生への奨学金の支給などを目的に設立された同財団は、タイ、中国、インドネシア、シンガポール等で助成活動を行っています。現在は教育関係支援に加え、米国地域貢献等にも活動を広げています。

三井住友銀行国際協力財団

開発途上地域の経済発展に資する人材の育成および国際交流を目的とし、アジアの留学生への奨学金支給や開発途上国に関する研究機関・研究者への助成を行っています。

社員のボランティア活動支援

社員自らが行うボランティア活動を支援しています。ボランティア活動を通じて、社員の社会に対する見識もより深まると考えています。

ボランティアスタッフYUI（ゆい）の活動

社員自らが企画立案・実践に取り組む社内ボランティア組織「YUI」は、江戸時代に共同で農作業などを行う意味で使われた「結（ゆい）」に由来しており、さまざまな人との「つながり」を大切にしたいという気持ちを込めて積極的な活動を行っています。平成13年度は、バザーや映画の上映会を開催し、収益金を寄付する活動などを実施しました。



チャリティー・バザー

手話講習会の開催

聴覚障害への理解と円滑なコミュニケーション手段の習得を目的に、毎年有志社員を対象として手話講習会を開催しています。受講した社員は、お客さまにサービスをご提供する際に役立てたり、手話を使ったボランティア活動に取り組むなど、さまざまな形で成果を活かしています。

ボランティア体験講座の開催

「高齢者疑似体験」「開発途上国の子供たちにプレゼントする絵本の作成」など、業務後の時間を利用して社員が気軽に参加できる体験講座を開催しています。また、ボランティアに関する情報を社員に提供し、積極的な参加を呼びかけています。

(資料編)

CONTENTS

コーポレートデータ

業績および財務データ

コーポレートデータ

組織図 (平成14年6月30日現在)

- 株主総会
  - 監査役・監査役会
    - 監査役室
- 取締役会
- 経営会議

コーポレートスタッフ部門

- 広報部
  - 社会環境室
- 経営企画部
  - IR室
  - 金融調査室
- 財務企画部
- 関連事業部
- ポートフォリオマネジメント部
  - 政策投資室
- 統合リスク管理部
  - 市場管理室
  - システム企画室
- 融資企画部
- 総務部
- 神戸総務部
- 法務部
- お客さまサービス部
- 人事部
  - 研修所
  - 人事相談室
- 人材開発部

コーポレートサービス部門

- 管理部
  - 秘書室
- 情報システム企画部
- システム第一部
- システム第二部
- 国際市場システム部
- 事務統括部
  - 国際市場事務室
  - 決済事業室
- ネットビジネス企画部
- EC業務部
  - CMS室
  - e-ビジネス特許室
- 企業調査部
- 融資管理部

- 集中事務部
- 融資集中部
- ローン事務部
- 外為事務部
- 市場事務部
- 経理事務部

業務監査部門

- 監査部
- 米州監査部
- 欧州監査部
- 検査部
- 資産監査部

個人部門

- 個人統括部
  - チャネル企画室
- 支店業務部
  - 職域取引推進室
- 個人マーケティング部
  - ローン商品事業室
  - 投資商品事業室
- プライベートバンキング営業部
- 個人事務システム部
- 個人審査部

- ブロック

- 支店
- 公務部
- ローンプラザ
- コールセンター
- 個人債権管理センター

法人部門

- 法人統括部
  - 法人事務システム室
- 法人業務部
  - 事業再編室
  - 外国業務推進室
  - 成長事業推進室
- 公共法人営業部
- 神戸公共法人営業部
- ビジネスオーナー営業部
- 法人審査第一部
- 法人審査第二部
- 法人審査第三部
- 法人融資第一部
- 法人融資第二部

- 地域法人営業本部

- 法人営業部
- 公務法人営業部
- ビジネスサポートプラザ
- 法人プロモーションオフィス

企業金融部門

- 営業統括部
- 営業審査第一部
- 営業審査第二部
- 営業審査第三部

- 本店第一営業本部
- 本店第二営業本部
- 大阪本店営業本部
- 名古屋営業本部

- 営業部

国際部門

- 国際統括部
  - 国際事務システム室
- 国際業務部
- 国際投資サービス部
- 国際審査部

- アジア本部
  - アジア部
- 米州本部
  - 米州統括部
  - 米州審査部
- 欧州本部
  - 欧州統括部
  - 欧州審査部

- 国際法人営業部
- アジア地区営業拠点
- 米州各部
- 欧州各部

市場営業部門

- 市場営業統括部
- 市場資金部
- 市場外貨資金部
- 市場営業部
- 市場営業推進部

投資銀行部門

- 投資銀行統括部
  - ストラクチャー審査室
  - 資産運用事業室
- 投資銀行営業部
  - 金融ソリューション室
- デリバティブ営業部
- シンジケーション営業部
- 企業情報部
- 資本市場部

- 情報通信営業部

お客さま

役員の状況（平成14年6月30日現在）

取締役

取締役会長	岡田　明重	
頭取	西川　善文*	
副頭取	栗山　道義*	総務部·神戸総務部·法務部·お客さまサービス部、人事部·人材開発部、管理部担当役員、大阪担当
副頭取	永田　武全*	企業調査部、融資管理部、営業審査第二部、営業審査第三部担当役員
副頭取	平松　秀則*	監査部·米州監査部·欧州監査部、検査部、資産監査部担当役員、神戸担当
専務取締役	井上　正*	企業金融部門統括責任役員
専務取締役	奥　正之*	広報部、経営企画部·財務企画部·関連事業部、ネットビジネス企画部担当役員
専務取締役	門脇　英晴*	ポートフォリオマネジメント部、統合リスク管理部、融資企画部担当役員
専務取締役	塚本　武正*	情報システム企画部·システム第一部·システム第二部·国際市場システム部、事務統括部、EC業務部担当役員
常務取締役	北山　禎介*	国際部門統括責任役員、特命事項担当
常務取締役	高橋　繁正*	法人部門副責任役員（法人審査第一部、法人審査第二部、法人融資第一部）
常務取締役	野田　賢治郎*	市場営業部門、投資銀行部門統括責任役員
常務取締役	松本　睦彦*	個人部門統括責任役員
常務取締役	水島　藤一郎*	法人部門統括責任役員
取締役	山内　悦嗣	
取締役	山川　洋一郎	

監査役

常任監査役	紀伊　博
常任監査役	平野　豊三郎
常任監査役	渡辺　知行
常任監査役	中村　金郎
監査役	那須　翔
監査役	大西　勝也
監査役	伊藤　助成

注）1. *の取締役は執行役員を兼務しています。
2. 監査役 那須 翔、同 大西勝也、同 伊藤助成の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしています。

常務執行役員

常務執行役員	石井　潤平	東京第五法人営業本部長兼神奈川法人営業本部長
常務執行役員	石田　浩二	本店第一営業本部長
常務執行役員	海野　隆雄	名古屋営業本部長兼東海法人営業本部長
常務執行役員	楠　守雄	法人部門副責任役員（法人審査第三部、法人融資第二部）兼法人融資第二部長
常務執行役員	月原　紘一	法人部門副責任役員（西日本担当）
常務執行役員	仁瓶　真平	法人部門副責任役員（東京駐在）
常務執行役員	平澤　正英	総務部·神戸総務部·法務部·お客さまサービス部副担当役員兼総務部長、神戸総務部長
常務執行役員	矢作　光明	本店第二営業本部長
常務執行役員	木本　泰行	欧州本部長
常務執行役員	中野　健二郎	大阪本店営業本部長
常務執行役員	西山　茂	企業金融部門副責任役員（営業審査第一部）
常務執行役員	前田　孝一	営業審査第二部副担当役員
常務執行役員	吉松　均	シンガポール支店長

執行役員

執行役員	川尻　至良	情報システム企画部·システム第一部·システム第二部·国際市場システム部、事務統括部副担当役員
執行役員	相京　重信	法人統括部長
執行役員	犬賀　一志	神戸法人営業本部長
執行役員	遠藤　修	東京第三法人営業本部長
執行役員	小林　貞雄	アジア本部長
執行役員	鈴木　潤	監査部長
執行役員	東　俊太郎	米州本部長
執行役員	宮内　憲悟	法人審査第一部長
執行役員	宮内　裕通	大阪第一法人営業本部長
執行役員	今福　重雄	営業審査第二部長
執行役員	大森　右策	資産監査部長
執行役員	亀岡　信行	営業審査第一部長
執行役員	宿澤　広朗	市場営業部門副責任役員兼市場営業統括部長
執行役員	津末　博澄	人事部·人材開発部副担当役員
執行役員	勝川　恒平	東京第四法人営業本部長
執行役員	岸川　和久	個人統括部長
執行役員	西尾　弘樹	営業統括部長
執行役員	山下　一	東京第一法人営業本部長
執行役員	吉村　善裕	バンコック支店長兼チョンブリ支店長·アユタヤ支店長
執行役員	植田　雅人	東京第二法人営業本部長
執行役員	尾野　俊二	公共法人営業部長
執行役員	川村　滋	事務統括部長
執行役員	種橋　潤治	経営企画部長
執行役員	和田　光正	情報システム企画部長
執行役員	澤泉　武	大阪第二法人営業本部長
執行役員	下志万　正明	地方都市法人営業本部長
執行役員	富髙　正信	法人審査第三部長
執行役員	原田　裕司	国際統括部長
執行役員	松坂　隆廣	姫路法人営業部長
執行役員	山口　隆	法人業務部長
執行役員	上田　孝	大阪本店営業第一部長
執行役員	大原　亘	法人審査第二部長
執行役員	河合　俊明	市場外貨資金部長
執行役員	川村　嘉則	投資銀行営業部長
執行役員	島田　秀男	投資銀行統括部長
執行役員	曽我部　一志	法人統括部 部付部長（大阪）
執行役員	玉井　克実	支店業務部長
執行役員	原田　力	大阪本店営業第二部長
執行役員	古川　泰久	本店営業第六部長
執行役員	保尾　福三	本店営業第二部長

三井住友銀行グループの概要 (平成14年3月31日現在)

(□は連結子会社、○は持分法適用会社。平成13年4月1日以降に名称が変更になった会社、合併した会社については、［ ］内に旧名称(合併の場合は合併の当事者となった各会社名)を記載しています。)

株式会社 三井住友銀行

銀行業

主な関係会社

<国内>

□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西銀行(大阪証券取引所市場第一部上場)
□株式会社わかしお銀行
□株式会社ジャパンネット銀行(インターネット専業銀行)
□さくら信用保証株式会社(信用保証業務)

<海外>

□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada [Sakura Bank (Canada)、The Sumitomo Bank of Canada]
□Banco Sumitomo Mitsui Brasileiro S.A. [Banco Sumitomo Brasileiro S.A.]
□PT Bank Sumitomo Mitsui Indonesia [PT Bank Sumitomo Indonesia、P.T. Bank Sakura Swadharma]

リース業

主な関係会社

<国内>

□三井住友銀リース株式会社［住銀リース株式会社］

<海外>

□SMBC Leasing and Finance, Inc. [Sumitomo Bank Leasing and Finance, Inc.、Sakura Business Finance, Inc.]

その他事業

主な関係会社

<国内>

□三井住友カード株式会社(クレジットカード業務)［株式会社住友クレジットサービス］
□さくらカード株式会社(クレジットカード業務)
□アットローン株式会社(個人向けローン業務)［さくらローンパートナー株式会社］
□エスエムビーシーキャピタル株式会社(ベンチャーキャピタル業務)［住銀インベストメント株式会社、さくらキャピタル株式会社］
□エスエムビーシーコンサルティング株式会社(情報提供サービス業務)［株式会社さくら総合研究所、株式会社日本総研ビジコン］
□株式会社エスエムビーシーファクター(ファクタリング業務)［株式会社さくらファクター］
□エスエムビーシーファイナンス株式会社(抵当証券業務、融資業務、ファクタリング業務)［住銀ファイナンス株式会社］
□株式会社三井ファイナンスサービス(集金代行業務)
□さくらフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
□さくら投信投資顧問株式会社(投資顧問業務、投資信託委託業務)
□株式会社日本総合研究所(シンクタンク業務、システム開発・情報処理業務、コンサルティング業務)
□さくら情報システム株式会社(システム開発・情報処理業務)
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)(システム開発・情報処理業務)

○大和証券エスエムビーシー株式会社(ホールセール証券業務)［大和証券エスビーキャピタル・マーケッツ株式会社］
○明光ナショナル証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
○ディーエルジェイディレクト・エスエフジー証券株式会社(証券の電子金融取引業務)
○大和住銀投信投資顧問株式会社(投資顧問業務、投資信託委託業務)
○ジャパン・ペンション・ナビゲーター株式会社(確定拠出年金の運営管理業務)
○株式会社クオーク(金銭債権買取業務)

<海外>

□SMBC Capital Markets, Inc.(投融資業務、スワップ関連業務) [Sumitomo Bank Capital Markets, Inc.、Sakura Global Capital, Inc.]
□SMBC Capital Markets Limited(スワップ関連業務) [SBCM Limited]
□Sumitomo Mitsui Finance Australia Limited(投融資業務) [Sumitomo International Finance Australia Limited]

主な連結子会社・主な関連会社の概要（平成14年3月31日現在）

主な連結子会社

※ 当行議決権所有割合欄（ ）内は、当行子会社および関連会社による所有の割合

会社名	本社所在地	資本金	当行議決権所有割合（%）		設立または出資年月日	主要業務内容
エスエムビーシースタッフサービス（株）	大阪市中央区北久宝町1-4-15	百万円 90	100		昭和57年 7月15日	人材派遣業務
エスエムビーシーラーニングサポート（株）	東京都文京区大塚1-3-8	百万円 10	100		平成10年 5月27日	研修会運営業務
エスエムビーシーセンターサービス（株）	東京都港区芝浦4-2-25	百万円 100	100		平成 7年10月16日	銀行事務の受託
エスエムビーシーデリバリーサービス（株）	東京都港区芝浦4-2-25	百万円 30	100		平成 8年 1月31日	現金整理・精査業務、集配金業務、託送業務
エスエムビーシービジネスサービス（株）	東京都新宿区新宿1-8-5	百万円 40	100		昭和51年 9月24日	銀行事務の受託
エスエムビーシーグリーンサービス（株）	東大阪市西石切町3-3-15	百万円 30	100		平成 2年 3月15日	銀行事務の受託
エスエムビーシーインターナショナルオペレーションズ（株）	東京都中央区日本橋小伝馬町13-6	百万円 40	100		平成 6年12月21日	外国為替関係事務の受託
エスエムビーシーインターナショナルビジネス（株）	東京都港区新橋5-1-2	百万円 20	100		昭和58年 9月28日	旅行小切手・外国通貨に関する事務の受託
エスエムビーシーローン事務サービス（株）*1	東京都港区南麻布2-4-2	百万円 30	100		平成 9年11月 7日	消費者ローン関係事務の受託
エスエムビーシー不動産調査サービス（株）	東京都江東区毛利1-12-1	百万円 30	100		昭和59年 2月 1日	担保不動産の調査および担保関係書類の保管
エスエムビーシー総合管理（株）	東京都台東区浅草橋1-9-13	百万円 450	100		平成 6年10月 7日	担保不動産の競落業務
三井住友カード（株）	大阪市中央区今橋4-5-15	百万円 79,115	46.9	(53.1)	昭和42年12月26日	クレジットカード業務
さくらカード（株）	東京都中央区日本橋堀留町1-8-12	百万円 7,438	68.5	(27.3)	昭和58年 2月23日	クレジットカード業務
アットローン（株）	東京都新宿区西新宿2-1-1	百万円 17,500	52.0		平成12年 6月 8日	融資業務
エスエムビーシーローンアドバイザー（株）	東京都千代田区丸の内1-3-2	百万円 10	100		平成10年 4月 1日	消費者ローン相談・取次業務
（株）ジャパンネット銀行	東京都新宿区西新宿2-1-1	百万円 20,000	57.0		平成12年 9月19日	インターネット専業銀行
さくら信用保証（株）*2	東京都港区六本木6-1-21	百万円 87,720	0	(100)	昭和51年 7月14日	信用保証業務
三生信用保証（株）	東京都千代田区大手町1-2-3	百万円 48	100		昭和49年 4月 1日	信用保証業務
エスエムビーシーローン債権回収（株）*3	東京都千代田区平河町1-1-8	百万円 500	0	(100)	平成11年 7月28日	債権管理回収業務
三井住友銀リース（株）	東京都港区西新橋3-9-4	百万円 57,600	37.5	(47.7)	昭和43年 9月 2日	リース業務
住銀オートリース（株）	東京都港区虎ノ門1-6-12	百万円 200	—	(90)	平成 7年 1月 6日	リース業務
エスエムビーシーファイナンス（株）	東京都港区新橋1-8-3	百万円 71,705	80.7	(18.5)	昭和47年12月 5日	抵当証券業務、ファクタリング業務、融資業務
（株）エスエムビーシーファクター	東京都港区新橋1-8-3	百万円 3,000	100		平成12年 8月16日	ファクタリング業務
エスエムビーシーキャピタル（株）	東京都中央区日本橋2-7-9	百万円 2,500	39.8	(60.2)	平成 7年 8月 1日	ベンチャーキャピタル業務
エスエムビーシーコンサルティング（株）	東京都千代田区鍛冶町2-2-1	百万円 1,100	50.0	(50.0)	昭和56年 5月 1日	会員事業、セミナー事業
エスエムビーシー抵当証券（株）	東京都中央区日本橋本町3-4-10	百万円 18,182	47.0	(10.7)	昭和58年10月14日	抵当証券業務
（株）三井ファイナンスサービス	東京都港区西新橋1-24-14	百万円 1,100	43.6	(34.5)	昭和54年12月22日	集金代行
さくらファイナンスサービス（株）	東京都中央区日本橋室町4-5-1	百万円 200	40.0	(10.5)	昭和54年 7月12日	集金代行
エスエムビーシービジネス債権回収（株）	東京都中央区築地3-16-9	百万円 500	100		平成11年 3月11日	債権管理回収業務
さくらフレンド証券（株）	東京都中央区日本橋兜町7-12	百万円 26,139	37.5	(6.3)	昭和 7年 4月20日	証券業務
さくら投信投資顧問（株）	東京都千代田区霞ヶ関3-8-1	百万円 1,280	100		平成 5年 9月27日	投資顧問業務、投資信託委託業務
（株）日本総合研究所	東京都千代田区一番町16	百万円 3,000	4.9	(49.3)	昭和44年 2月20日	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務
さくら情報システム（株）	東京都品川区上大崎4-1-4	百万円 600	5.0	(35.0)	昭和47年11月29日	システム開発・情報処理業務
（株）さくらケーシーエス	神戸市中央区播磨町21-1	百万円 2,054	5.0	(47.9)	昭和44年 3月29日	システム開発・情報処理業務
（株）みなと銀行	神戸市中央区三宮町2-1-1	百万円 24,908	48.4	(1.7)	昭和24年 9月 6日	銀行業務
（株）関西銀行	大阪市中央区心斎橋筋2-7-21	百万円 32,500	49.9	(19.3)	大正11年 7月 1日	銀行業務
（株）わかしお銀行	東京都千代田区神田神保町2-21-1	百万円 20,831	100		平成 8年 6月 6日	銀行業務

*1 エスエムビーシーローン事務サービス（株）は、平成14年4月1日付けで東京都中央区日本橋1-21-2に移転済み
*2 さくら信用保証（株）は、平成14年4月1日付けでエスエムビーシー信用保証（株）に社名変更済み
*3 エスエムビーシーローン債権回収（株）は、平成14年4月1日付けで東京都中央区築地3-16-9に移転済み

※ 当行議決権所有割合欄（　）内は、当行子会社および関連会社による所有の割合

会社名	本社所在地	資本金	当行議決権所有割合(%)		設立または出資年月日	主要業務内容
マニュファクチャラーズ銀行 Manufacturers Bank	515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.	千米ドル 80,786	100		昭和37年 6月26日	銀行業務
カナダ三井住友銀行 Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Suite 1400, P.O. Box 172, Toronto Dominion Centre, Toronto, Ontario M5K 1H6, Canada	千カナダドル 121,870	100		平成13年 4月 1日	銀行業務
ブラジル三井住友銀行 Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37, São Paulo, Brazil	千ブラジルレアル 200,882	100		昭和33年10月 6日	銀行業務
インドネシア三井住友銀行 PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor Jl. Jend. Sudirman Kav. 61-62, Jakarta 12190, Indonesia	億インドネシアルピア 15,024	97.6		平成 元年 8月22日	銀行業務
SMBCリース・ファイナンス会社 SMBC Leasing and Finance, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	米ドル 1,620	89.7	(10.3)	平成 2年11月 9日	リース関連業務
ドイツ三井住友ファイナンス Sumitomo Mitsui Finanz (Deutschland) GmbH	Prinzenallee 7, 40549 Düsseldorf, Federal Republic of Germany	千ユーロ 25	100		昭和60年 6月14日	リース業務
SMBCキャピタル・マーケット会社 SMBC Capital Markets, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	米ドル 100	90.0	(10.0)	昭和61年12月 4日	投融資業務、スワップ関連業務
SMBCセキュリティーズ会社 SMBC Securities, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	米ドル 100	90.0	(10.0)	平成 2年 8月 8日	証券業務
SMBCファイナンシャル・サービス会社 SMBC Financial Services, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	米ドル 300	100		平成 2年 8月 8日	投融資業務
住友ファイナンス・エイシア Sumitomo Finance (Asia) Limited	P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands, British West Indies	千米ドル 35,000	100		昭和48年 9月26日	投融資業務、銀行業務、証券業務、投資顧問業務
エス・ビー・ティーシー会社 SBTC, Inc.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	米ドル 1	100		平成10年 1月26日	その他事業(投融資業)
エスビー・エクイティ・セキュリティーズ（ケイマン）リミテッド SB Equity Securities (Cayman), Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	百万円 1	100		平成10年12月15日	金融業務
エス・エフ・ブイ・アイ会社 SFVI Limited	P.O. Box 961, 30 DeCastro Street, Road Town, Tortola, British Virgin Islands	米ドル 300	100		平成 9年 7月30日	投資業務
さくらファイナンス（ケイマン）リミテッド Sakura Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	千米ドル 100	100		平成 3年 2月11日	金融業務
さくらキャピタルファンディング（ケイマン）リミテッド Sakura Capital Funding (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	千米ドル 100	100		平成 4年 7月15日	金融業務
さくらプリファードキャピタル（ケイマン）リミテッド Sakura Preferred Capital (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	百万円 10	100		平成10年11月12日	金融業務
SMBCインターナショナル・ファイナンス・エヌ・ブイ SMBC International Finance N.V.	14, John B. Gorsiraweg, Willemstad, Curaçao, Netherlands Antilles	千米ドル 200	100		平成 2年 6月25日	金融業務
英国SMBCキャピタル・マーケット会社 SMBC Capital Markets Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA , U.K.	千米ドル 297,000	100		平成 7年 4月18日	スワップ関連業務
SMBCデリバティブ・プロダクツ・リミテッド SMBC Derivative Products Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	百万米ドル 300	0	(100)	平成 7年 4月18日	スワップ関連業務
住友ファイナンス・インターナショナル Sumitomo Finance International plc	Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, U.K.	千英ポンド 200,000	100		平成 3年 7月 1日	投融資業務
さくらトラスト・インターナショナル* Sakura Trust International Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	千英ポンド 250	100		昭和59年 5月25日	社債受託業務、社債関連代理人業務
三井住友ファイナンス・ダブリン Sumitomo Mitsui Finance Dublin Limited	La Touche House, International Finance Services Centre, Custom House Docks, Dublin 1, Ireland	千米ドル 12,000	100		平成 元年 9月19日	金融業務
さくらファイナンス・アジア Sakura Finance Asia Limited	7 & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	百万米ドル 65	100		昭和52年10月17日	金融業務
三井住友ファイナンス・オーストラリア Sumitomo Mitsui Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	百万豪ドル 62	100		昭和59年 6月29日	金融業務
さくらファイナンス・オーストラリア Sakura Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	百万豪ドル 54	100		昭和61年 3月27日	金融業務
さくらマーチャント・バンク（シンガポール） Sakura Merchant Bank (Singapore) Limited	3 Temasek Avenue, #06-01 Centennial Tower, Singapore 039190, Singapore	百万シンガポールドル 4	100		平成 2年 4月18日	金融業務

*さくらトラスト・インターナショナルは、平成14年5月24日付けで清算済み

主な関連会社

※ 当行議決権所有割合欄（ ）内は、当行子会社および関連会社による所有の割合

会社名	本社所在地	資本金	当行議決権所有割合（%）		設立または出資年月日	主要業務内容
大和証券エスエムビーシー（株）	東京都中央区八重洲1-3-5	百万円 205,600	40.0		平成11年 2月 5日	ホールセール証券業務
大和証券エスエムビーシープリンシパル・インベストメンツ（株）	東京都中央区日本橋2-7-9	百万円 500	—	(100)	平成13年 9月 4日	投資業務
明光ナショナル証券（株）	東京都中央区日本橋小網町14-1	百万円 27,270	20.6	(7.6)	昭和23年 3月 2日	証券業務
ディーエルジェイディレクト・エスエフジー証券（株）	東京都千代田区神田錦町3-13	百万円 3,000	21.3		平成11年 3月24日	インターネットを利用した証券業務
大和住銀投信投資顧問（株）	東京都中央区日本橋2-7-9	百万円 2,000	30.4	(13.6)	平成11年 4月 1日	投資顧問業務、投資信託委託業務
ジャパン・ペンション・ナビゲーター（株）	東京都中央区八重洲2-2-1	百万円 2,500	30.0		平成12年 9月21日	確定拠出年金の運営管理業務
（株）クオーク	大阪市中央区今橋4-4-7	百万円 1,000	5.0	(34.9)	昭和53年 4月 5日	金銭債権買取業務

ネットワーク

国内（平成14年6月30日現在）

店舗数　本支店／595（うち被振込専用支店28）　出張所／99　代理店／4　付随業務取扱所／6　店舗外現金自動設備（無人店舗）／778
合計／1,482

@BANK設置数／1,146　ローンプラザ設置数／58　ビジネスサポートプラザ設置数／70　法人営業部設置数／260
○店舗外現金自動設備（無人店舗〈除く、企業内設置分〉）

支店・出張所・代理店

北海道

小樽支店
小樽市色内1-3-10
札幌支店
札幌市中央区北一条西4-2-2
（札幌大通支店内）
札幌大通支店
札幌市中央区北一条西4-2-2

宮城県

仙台支店
仙台市青葉区中央2-2-6
仙台駅前支店
仙台市青葉区中央2-2-6（仙台支店内）

茨城県

牛久支店
牛久市牛久町280
取手支店
取手市取手2-10-15
守谷代理店
牛久ショッピング・プラザ出張所○
取手駅西口出張所○

栃木県

小山支店
小山市城山町3-4-1
ジャスコ佐野店出張所○

群馬県

太田支店
太田市飯田町1319
高崎支店
高崎市新町55
前橋支店
前橋市本町2-1-16
伊勢崎出張所○
桐生出張所○

埼玉県

浦和支店
さいたま市浦和仲町2-1-14
浦和駅前支店
さいたま市高砂2-6-9
大宮支店
さいたま市大門町2-107
大宮西支店
さいたま市桜木町1-11-1
桶川支店
桶川市若宮1-2-8
春日部支店
春日部市中央1-1-4
春日部駅前支店
春日部市中央1-1-1
加須支店
加須市中央2-9-12
上福岡支店
上福岡市上福岡1-6-2
川口支店
川口市栄町3-5-1
川越支店
川越市脇田町105
熊谷支店
熊谷市本町1-104
越谷支店
越谷市弥生町14-21
小手指支店
所沢市小手指町1-15-8
坂戸支店
坂戸市緑町3-1
志木支店
志木市本町5-24-15
志木ニュータウン支店
志木市館2-5-2
新所沢特別出張所
草加支店
草加市高砂2-17-21
所沢支店
所沢市日吉町9-16
所沢駅前支店
所沢市日吉町11-5
新座志木支店
新座市東北2-35-17
みずほ台支店
富士見市東みずほ台2-29-2
わらび支店
蕨市塚越1-3-6
わらび西口支店
蕨市中央1-26-1
朝霞台出張所○
アピタ本庄店出張所○
入間出張所○
尾山台出張所○
春日部市立病院出張所○
川口芝園出張所○
かわつる出張所○
鴻巣出張所○
坂戸若葉台出張所○
狭山ケ丘出張所○
城西大学出張所○
新越谷出張所○
新白岡出張所○
東電川越営業所出張所○
トステムビバ上尾店出張所○
原市出張所○
本庄出張所○
与野出張所○
与野駅前出張所○
和光市出張所○
わしの宮出張所○

千葉県

市原支店
市原市五井中央西2-8-13
浦安支店
浦安市入船1-5-1
柏支店
柏市柏1-2-38
柏東口支店
柏市柏1-2-38（柏支店内）
鎌ヶ谷出張所
木更津支店
木更津市大和1-1-3
行徳支店
市川市行徳駅前2-7-1
行徳駅前支店
市川市行徳駅前2-7-1（行徳支店内）
佐倉支店
佐倉市栄町21-10
佐倉南代理店
新検見川特別出張所
新松戸出張所
新松戸駅前出張所
千葉支店
千葉市中央区富士見2-2-2
千葉ニュータウン出張所
千葉東支店
千葉市中央区中央2-2-1
津田沼駅前支店
船橋市前原西2-18-1
東京ディズニーランド出張所
習志野支店
習志野市大久保1-21-15
成田出張所
成田空港出張所
成田空港第二出張所
船橋支店
船橋市本町1-7-1（船橋駅前支店内）
船橋駅前支店
船橋市本町1-7-1
船橋北口支店
船橋市本町7-6-1
松戸支店
松戸市松戸1226
松戸西口支店
松戸市松戸1226（松戸支店内）
本八幡支店
市川市南八幡4-1-10
本八幡北口支店
市川市八幡2-16-7
八千代支店
八千代市八千代台東1-1-10
四街道支店
四街道市鹿渡2003-26
アビイクオーレ出張所○
あびこショッピングプラザ出張所○
市川駅前出張所○
市川妙典サティ出張所○
稲毛出張所○
柏西口出張所○
金杉台出張所○
鎌ヶ谷南出張所○
住友ケミカルエンジニアリングセンタービル出張所○
館山出張所○
千草台出張所○
天王台出張所○
東京歯科大学市川総合病院出張所○
東京ディズニーシー出張所○
東京電力柏出張所○
東京電力千葉支店出張所○
東葉勝田台駅出張所○
成田空港第2旅客ターミナルビル出張所○
西浦安出張所○
野田出張所○
船橋本町出張所○
船橋若松出張所○
前原出張所○
幕張出張所○
幕張新都心出張所○
幕張ベイタウン出張所○
南行徳出張所○
ユーカリが丘出張所○

東京都／23区

千代田区

霞が関支店
千代田区霞が関3-2-5
神田支店
千代田区神田小川町3-12
神田駅前支店
千代田区鍛冶町2-2-1
神田小川町支店
千代田区神田小川町1-1
神田橋支店
千代田区神田美土代町9-1
九段営業部
千代田区有楽町1-1-2（本店営業部内）
麹町支店
千代田区麹町2-1-4
神保町支店
千代田区神田神保町2-38
東京営業部
千代田区丸の内1-3-2
本店営業部
千代田区有楽町1-1-2
丸ノ内支店
千代田区丸の内3-4-1
丸ノ内仲通支店
千代田区丸の内3-3-1
三井物産ビル支店
千代田区大手町1-2-1
四谷駅前支店
千代田区麹町6-6
秋葉原出張所○
秋葉原東口出張所○
飯田橋西口出張所○
大妻学院出張所○
御茶ノ水出張所○
神田南口出張所○
九段出張所○
九段南出張所○

水道橋出張所○
特許庁出張所○
半蔵門出張所○
一ツ橋出張所○
三井記念病院出張所○
明治大学駿河台校舎出張所○
有楽町出張所○

中央区

浅草橋支店
中央区日本橋馬喰町2-1-1
(浅草橋南支店内)
浅草橋南支店
中央区日本橋馬喰町2-1-1
京橋支店
中央区京橋3-7-1
銀座支店
中央区銀座6-10-15
銀座通支店
中央区銀座3-5-12
築地支店
中央区築地2-11-24
東京中央支店
中央区八重洲1-3-3
日本橋支店
中央区日本橋室町2-1-1
日本橋中央支店
中央区日本橋2-7-9
日本橋東支店
中央区日本橋茅場町1-13-12
人形町支店
中央区日本橋大伝馬町5-7
本町支店
中央区日本橋本町3-4-10
八重洲通支店
中央区京橋1-10-1
茅場町出張所○
小伝馬町駅前出張所○
新富町出張所○
住友ツインビル出張所○
築地浜離宮ビル出張所○
月島出張所○
日本橋通町出張所○
箱崎出張所○
フォアフロントタワービル出張所○
プラザ勝どき出張所○
三越本店出張所○
八重洲地下街出張所○
リバーシティ出張所○

港区

青山支店
港区南青山3-1-30
赤坂支店
港区赤坂3-3-3
赤坂山王支店
港区赤坂3-3-5
麻布支店
港区西麻布4-1-3
芝支店
港区芝2-3-8
新橋支店
港区新橋1-8-3
浜松町支店
港区浜松町2-4-1
浜松町北支店
港区浜松町2-4-1 (浜松町支店内)
浜松町東芝ビル出張所
日比谷支店
港区西新橋1-3-12
日比谷通支店
港区西新橋1-15-1
三田通支店
港区芝5-28-1
南青山支店
港区南青山2-5-17
六本木支店
港区六本木6-1-21
赤坂アークヒルズ出張所○
赤坂5丁目交差点前出張所○
赤坂ツインタワー出張所○
慶應義塾大学三田出張所○
品川インターシティ出張所○
品川駅前出張所○
品川東口出張所○
芝浦出張所○
芝公園出張所○
新橋駅前出張所○
第二虎ノ門出張所○
高輪出張所○
田町駅前出張所○
田町きよたビル出張所○
東京トヨタ出張所○
虎ノ門出張所○
虎の門病院出張所○
西麻布出張所○
西新橋出張所○
メディアージュ出張所○

新宿区

飯田橋支店
新宿区揚場町1-18
飯田橋西口支店
新宿区揚場町1-18 (飯田橋支店内)
市ヶ谷支店
新宿区市谷八幡町2-1
新宿支店
新宿区新宿3-24-1
新宿外貨両替コーナー
新宿御苑前支店
新宿区新宿1-8-5
新宿新都心支店
新宿区西新宿2-1-1
新宿通支店
新宿区新宿3-14-5
新宿西口支店
新宿区西新宿1-7-1
高田馬場支店
新宿区高田馬場1-27-7
高田馬場東支店
新宿区高田馬場1-27-7
(高田馬場支店内)
四谷支店
新宿区四谷2-3-5
曙橋出張所○
曙橋駅前出張所○
江戸川橋出張所○
神楽坂出張所○
慶應義塾大学病院内出張所○
信濃町出張所○
新宿NSビル出張所○
新宿住友ビル出張所○
東京医科大学病院出張所○
四谷見附出張所○
早稲田出張所○
早稲田大学出張所○
早稲田通り出張所○

文京区

大塚支店
文京区大塚4-45-11
春日支店
文京区春日1-16-30
小石川支店
文京区小石川1-15-17
千石支店
文京区千石1-27-8
白山支店
文京区向丘2-36-5
お茶の水女子大学出張所○
音羽出張所○
駒込病院出張所○
東京医科歯科大学出張所○
東京大学本郷出張所○
文京グリーンコート出張所○
茗荷谷出張所○

台東区

浅草支店
台東区雷門2-17-12
浅草西支店
台東区雷門2-17-12 (浅草支店内)
上野支店
台東区上野6-6-7
御徒町支店
台東区台東4-11-4
上野駅前出張所○
上野広小路出張所○
元浅草出張所○

墨田区

菊川支店
墨田区菊川2-6-17
錦糸町支店
墨田区江東橋4-27-14
錦糸町南支店
墨田区江東橋4-27-14 (錦糸町支店内)
本所支店
墨田区本所3-7-12
向島支店
墨田区東向島2-2-1
吾嬬町出張所○
錦糸町駅前出張所○
両国出張所○

江東区

亀戸支店
江東区亀戸5-2-15
亀戸北支店
江東区亀戸5-2-15 (亀戸支店内)
砂町支店
江東区北砂4-34-18
砂町東特別出張所
深川支店
江東区富岡1-6-4
深川西支店
江東区富岡1-6-4 (深川支店内)
亀戸東口出張所○
木場出張所○
木場駅前出張所○
砂町東出張所○
東陽町出張所○
西大島出張所○
パレットタウン出張所○
森下出張所○

品川区

荏原支店
品川区豊町6-1-11
大井町支店
品川区大井1-14-3
五反田支店
品川区東五反田1-14-10
五反田西口支店
品川区西五反田1-1-8
旗ノ台支店
品川区旗の台1-4-15
目黒支店
品川区上大崎2-25-5 (目黒駅前支店内)
目黒駅前支店
品川区上大崎2-25-5
青物横丁駅出張所○
荏原町出張所○
大崎出張所○
大崎ニューシティ出張所○
御殿山ヒルズ出張所○
昭和大学病院中央棟出張所○
戸越出張所○
戸越公園出張所○
武蔵小山出張所○
目黒東口出張所○

目黒区

学芸大学駅東支店
目黒区鷹番3-6-4 (学芸大学駅前支店内)
学芸大学駅前支店
目黒区鷹番3-6-4
自由が丘支店
目黒区自由が丘2-11-4
自由が丘東支店
目黒区自由が丘2-11-4
(自由が丘支店内)
洗足支店
目黒区洗足2-19-3
都立大学駅前支店
目黒区中根1-3-1
中目黒出張所○
中目黒駅前出張所○

大田区

大森支店
大田区山王2-3-4 (大森西口支店内)
大森西口支店
大田区山王2-3-4
御岳山出張所
蒲田支店
大田区蒲田5-38-1
蒲田西支店
大田区西蒲田7-69-1
蒲田東支店
大田区蒲田5-41-8
下丸子支店
大田区下丸子3-2-15
千鳥町支店
大田区千鳥3-7-13
田園調布支店
大田区田園調布2-51-11
羽田支店
大田区北糀谷1-18-8
雪ヶ谷支店
大田区雪谷大塚町9-15
六郷支店
大田区東六郷2-14-2
大鳥居駅前出張所○
大森東口出張所○
京急蒲田出張所○

西馬込出張所○
羽田空港北出張所○
羽田空港新整備場出張所○
羽田空港整備場出張所○
羽田空港南出張所○
南蒲田出張所○
矢口出張所○

世田谷区

経堂支店
世田谷区経堂1-21-13
桜上水支店
世田谷区桜上水4-17-2
桜新町支店
世田谷区桜新町1-14-14
三軒茶屋支店
世田谷区三軒茶屋2-11-22
下北沢支店
世田谷区北沢2-12-11
下高井戸支店
世田谷区赤堤4-47-10
成城支店
世田谷区成城2-34-14
世田谷支店
世田谷区三軒茶屋1-41-8
世田谷通支店
世田谷区上用賀4-35-15
世田谷西支店
世田谷区若林3-16-3
祖師谷支店
世田谷区祖師谷3-33-10
深沢支店
世田谷区深沢4-36-13
用賀支店
世田谷区用賀4-11-7
奥沢出張所○
関東中央病院出張所○
喜多見出張所○
希望ヶ丘出張所○
成城北口出張所○
日本大学文理学部出張所○

渋谷区

恵比寿支店
渋谷区恵比寿南1-1-1
笹塚支店
渋谷区笹塚1-56-10
笹塚北支店
渋谷区笹塚2-14-1
渋谷支店
渋谷区宇田川町20-2
渋谷駅前支店
渋谷区道玄坂1-2-2
渋谷西出張所
神宮前支店
渋谷区神宮前5-52-2
代官山支店
渋谷区猿楽町11-8
幡ヶ谷支店
渋谷区幡ヶ谷1-3-9
幡ヶ谷南支店
渋谷区幡ヶ谷1-32-5
広尾ガーデンヒルズ出張所
代々木支店
渋谷区代々木1-30-1
渋谷東口出張所○
代官山町出張所○
原宿出張所○
文化学園出張所○
代々木八幡出張所○

中野区

中野支店
中野区中野5-64-3
中野坂上支店
中野区中央2-2-4
中野通支店
中野区中野5-64-3（中野支店内）
鷺宮出張所○
中野南口出張所○

杉並区

阿佐ヶ谷支店
杉並区阿佐谷南1-48-2
永福町支店
杉並区永福4-1-1
荻窪支店
杉並区上荻1-16-14
高円寺支店
杉並区高円寺南4-27-12
高円寺北口支店
杉並区高円寺南4-27-12（高円寺支店内）
下井草支店
杉並区下井草3-38-16
西荻窪支店
杉並区西荻北2-3-5
西荻窪南支店
杉並区西荻北2-3-5（西荻窪支店内）
高円寺駅前出張所○
新高円寺駅前出張所○
東高円寺出張所○
富士見ヶ丘出張所○
南阿佐ヶ谷出張所○
明治大学和泉校舎出張所○

豊島区

池袋支店
豊島区西池袋1-21-7
池袋東口支店
豊島区南池袋2-27-9
巣鴨支店
豊島区巣鴨2-11-1
巣鴨駅前支店
豊島区巣鴨3-27-6
目白支店
豊島区目白3-14-1
池袋駅前出張所○
大塚駅前出張所○
要町出張所○
巣鴨北出張所○
目白通出張所○

北区

赤羽支店
北区赤羽2-1-15
赤羽東支店
北区赤羽2-17-3
王子支店
北区王子1-16-2
十条支店
北区上十条2-25-12
王子神谷出張所○

荒川区

日暮里支店
荒川区西日暮里2-15-6
町屋支店
荒川区町屋1-1-6
西日暮里出張所○
日暮里北出張所○
三ノ輪出張所○

板橋区

板橋中台出張所
志村支店
板橋区蓮沼町19-5
高島平支店
板橋区高島平1-80-1
ときわ台支店
板橋区常盤台1-1-1
ときわ台駅前支店
板橋区常盤台1-44-6
成増支店
板橋区成増2-16-1
大山出張所○
上板橋出張所○
高島平駅前出張所○
中板橋出張所○

練馬区

大泉支店
練馬区東大泉1-29-1
大泉駅前支店
練馬区東大泉1-29-1（大泉支店内）
中村橋支店
練馬区中村北3-23-1
練馬支店
練馬区豊玉北5-17-14
光が丘支店
練馬区光が丘5-1-1
武蔵関支店
練馬区関町北2-27-15
江古田出張所○
大泉学園出張所○
大泉学園通り出張所○
J.CITY出張所○
石神井公園駅前出張所○
豊島園出張所○
光が丘駅南口出張所○

足立区

綾瀬支店
足立区綾瀬3-3-10
梅島支店
足立区梅島3-3-33
千住支店
足立区千住2-55
千住西支店
足立区千住2-55（千住支店内）
西新井支店
足立区西新井本町1-15-14
亀有出張所○
千住西出張所○
竹の塚出張所○

葛飾区

お花茶屋支店
葛飾区お花茶屋1-18-11
葛飾支店
葛飾区四つ木2-30-16
葛飾東支店
葛飾区立石1-8-15
金町支店
葛飾区東金町1-44-10
新小岩支店
葛飾区新小岩1-48-18
新小岩南支店
葛飾区新小岩1-48-18（新小岩支店内）
京成高砂駅出張所○
新小岩北口出張所○

江戸川区

葛西支店
江戸川区中葛西5-34-8
京成小岩支店
江戸川区北小岩2-7-5
小岩支店
江戸川区南小岩7-23-10
小岩南支店
江戸川区南小岩7-23-10（小岩支店内）
西葛西支店
江戸川区西葛西6-13-7
イトーヨーカドー葛西店1階出張所○
小松川出張所○

東京都下

八王子市

北野支店
八王子市絹ヶ丘2-2-18
高尾出張所
八王子支店
八王子市旭町8-1
八王子北支店
八王子市旭町8-1（八王子支店内）
北野駅前出張所○
京王堀之内駅前出張所○
創価大学出張所○
拓殖大学出張所○
中央大学出張所○
東京医科大学八王子医療センター出張所○

立川市

立川支店
立川市曙町2-6-11
立川駅前支店
立川市曙町2-6-11（立川支店内）
国立音楽大学出張所○
立川駅前出張所○

武蔵野市

吉祥寺支店
武蔵野市吉祥寺本町1-7-5
吉祥寺北支店
武蔵野市吉祥寺本町1-8-11
三鷹支店
武蔵野市中町1-1-6
三鷹駅前支店
武蔵野市中町1-14-5
武蔵境支店
武蔵野市境南町2-9-3
桜堤出張所○

三鷹市

三鷹台出張所○

府中市

府中支店
府中市宮町1-41
府中駅前支店
府中市宮町1-41（府中支店内）
北府中出張所○
東芝北府中ビル出張所◎
分倍河原出張所○

昭島市

昭島支店
昭島市田中町562-8
昭島駅前出張所○

調布市
国領支店
調布市国領町4-9-2
調布駅前支店
調布市布田1-37-12
つつじヶ丘支店
調布市西つつじヶ丘3-33-10
仙川出張所○
調布出張所○
東電調布出張所○

町田市
町田支店
町田市原町田6-12-1
町田駅前支店
町田市原町田6-3-8
町田山崎出張所
玉川学園前出張所○
成瀬駅前出張所○

小金井市
小金井支店
小金井市本町5-12-4
小金井南支店
小金井市本町5-12-4（小金井支店内）
小金井南出張所○
東小金井出張所○
東小金井南口出張所○

小平市
花小金井支店
小平市花小金井1-10-7
西友花小金井店出張所○

日野市
高幡不動支店
日野市高幡26-1
日野支店
日野市多摩平1-2-1
実践女子学園出張所○
南平出張所○

国立市
国立支店
国立市中1-8-45
南国立出張所○

福生市
福生支店
福生市大字福生1006-7
福生市役所出張所○

東大和市
東大和支店
東大和市南街5-97-1
武蔵大和出張所○

清瀬市
清瀬支店
清瀬市松山1-12-16
清瀬旭が丘出張所○
清瀬駅南出張所○

多摩市
多摩支店
多摩市関戸1-1-6
多摩センター支店
多摩市落合1-43
永山支店
多摩市永山1-4
唐木田出張所○

稲城市
稲城出張所○
平尾出張所○

西東京市
田無支店
西東京市田無町4-27-13
田無駅前支店
西東京市田無町4-2-11
西東京市役所出張所
ひばりヶ丘支店
西東京市谷戸町3-27-15
田無北口 ASTA 出張所○

羽村市
羽村出張所○

国分寺市
国分寺西出張所○
鉄道総研出張所○

狛江市
狛江出張所○

神奈川県

横浜市
青葉台支店
横浜市青葉区青葉台2-5
青葉台南支店
横浜市青葉区青葉台2-5（青葉台支店内）
あざみ野支店
横浜市青葉区あざみ野1-11-5
あざみ野西支店
横浜市青葉区あざみ野1-11-2
いずみ野支店
横浜市泉区和泉町6213-2
伊勢佐木町支店
横浜市中区羽衣町1-3-10
（横浜中央支店内）
金沢八景支店
横浜市金沢区瀬戸3-52
金沢文庫支店
横浜市金沢区谷津町384
上大岡支店
横浜市港南区上大岡西2-9-9
上大岡駅前支店
横浜市港南区上大岡西2-9-9
（上大岡支店内）
港南台支店
横浜市港南区港南台3-3-1
港北ニュータウン支店
横浜市都筑区中川中央1-1-3
新横浜支店
横浜市港北区新横浜2-4-15
新横浜駅前支店
横浜市港北区新横浜3-7-3
たまプラーザ支店
横浜市青葉区美しが丘5-1-1
綱島支店
横浜市港北区綱島西1-7-16
綱島東口支店
横浜市港北区綱島西1-7-16
（綱島支店内）
鶴見支店
横浜市鶴見区豊岡町8-26
鶴見北口支店
横浜市鶴見区豊岡町8-26（鶴見支店内）
戸塚支店
横浜市戸塚区戸塚町4031-1
戸塚北支店
横浜市戸塚区吉田町14-5
中山支店
横浜市緑区台村町232-4
東神奈川支店
横浜市神奈川区富家町1-13
二俣川支店
横浜市旭区二俣川2-50-1
三ツ境支店
横浜市瀬谷区三ツ境2-1
みなとみらい支店
横浜市西区みなとみらい2-3-3
みなとみらい西出張所
南戸塚代理店
横浜支店
横浜市中区本町2-20
横浜駅前支店
横浜市西区北幸1-3-23
横浜中央支店
横浜市中区羽衣町1-3-10
横浜西支店
横浜市西区北幸1-4-1
緑園都市出張所
市が尾駅前出張所○
井土ヶ谷出張所○
大口出張所○
大倉山出張所○
上大岡駅前出張所○
上永谷出張所○
関内出張所○
すすき野出張所○
センター南出張所○
センター南駅前出張所○
相鉄ジョイナス出張所○
相鉄本社ビル出張所○
戸塚東口出張所○
仲町台出張所○
保土ヶ谷出張所○
妙蓮寺出張所○
六浦出張所○
弥生台出張所○
洋光台出張所○
横浜駅西出張所○
横浜国立大学出張所○
横浜西口出張所○
横浜東口出張所○

川崎市
生田支店
川崎市多摩区生田7-8-6
柿生支店
川崎市麻生区上麻生5-38-7
川崎支店
川崎市川崎区砂子1-8-1
川崎駅前支店
川崎市川崎区駅前本町11-3
宿河原支店
川崎市多摩区宿河原3-5-4
新百合ヶ丘支店
川崎市麻生区万福寺1-1-1
新百合ヶ丘駅前支店
川崎市麻生区万福寺1-1-1
（新百合ヶ丘支店内）
溝ノ口支店
川崎市高津区溝口1-9-1
溝ノ口駅前支店
川崎市高津区溝口1-3-1
宮崎台支店
川崎市宮前区宮崎2-12-1
宮崎台南支店
川崎市宮前区宮崎1-8-21
武蔵中原支店
川崎市中原区下小田中1-20-2
元住吉支店
川崎市中原区木月378-1
百合ヶ丘出張所
河原町出張所○
鷺沼出張所○
新川崎出張所○
新百合ヶ丘駅南口出張所○
中野島出張所○
星が丘出張所○
宮前平出張所○
武蔵小杉出張所○
武蔵小杉駅前出張所○
武蔵中原駅前出張所○
明治大学生田校舎出張所○
百合ヶ丘駅前出張所○

横浜市・川崎市以外
厚木支店
厚木市中町2-3-5
厚木北支店
厚木市中町2-3-5（厚木支店内）
伊勢原支店
伊勢原市桜台1-2-34
大船支店
鎌倉市大船1-24-16
小田原支店
小田原市栄町2-8-41
オリンピック湘南支店
平塚市代官町33-1
片瀬山出張所
相模原支店
座間市相模が丘1-24-20
逗子支店
逗子市逗子1-4-4
つきみ野支店
大和市つきみ野5-7-7
東林間支店
相模原市上鶴間6-31-9
平塚支店
平塚市明石町9-1
藤沢支店
藤沢市藤沢555
藤沢北支店
藤沢市藤沢110
大和支店
大和市大和東2-2-17
愛甲石田出張所○
青山学院大学出張所○
海老名出張所○
高座渋谷出張所○
七里ガ浜出張所○
中央林間駅前出張所○
東京工芸大学出張所○
葉山出張所○
東林間駅前出張所○
藤沢駅出張所○
三菱電機鎌倉製作所南門前出張所○

新潟県
新潟支店
新潟市東大通1-4-2
新潟北支店
新潟市東大通1-4-2（新潟支店内）
新潟北出張所○

富山県

富山支店
富山市中央通り 1-1-23

石川県

金沢支店
金沢市下堤町 7

福井県

福井支店
福井市大手 3-4-7

山梨県

甲府支店
甲府市丸の内 2-29-1
吉田出張所○

長野県

上田支店
上田市中央 2-1-18
諏訪支店
諏訪市諏訪 1-5-25
長野支店
長野市問御所町 1267-1
岡谷出張所○
小諸出張所○
ながの東急百貨店出張所○
ベルビア茅野出張所○
松本出張所○

岐阜県

岐阜支店
岐阜市神田町 7-9

静岡県

伊東支店
伊東市中央町 1-15
静岡支店
静岡市追手町 7-4
静岡北支店
静岡市追手町 7-4（静岡支店内）
沼津支店
沼津市高島町 15-5
浜松支店
浜松市砂山町 325-6

愛知県

一宮支店
一宮市栄 3-6-19
上前津支店
名古屋市中区大須 3-46-24
刈谷支店
刈谷市東陽町 2-18-1
津島支店
津島市天王通 5-24
豊田支店
豊田市喜多町 2-93
豊橋支店
豊橋市広小路 3-49
豊橋駅前支店
豊橋市駅前大通 2-28
名古屋支店
名古屋市中区錦 2-18-24
名古屋駅前支店
名古屋市中村区名駅 1-2-5
名古屋栄支店
名古屋市中区栄 3-5-1
名古屋中央支店
名古屋市中区錦 2-18-24
（名古屋支店内）
名古屋東口支店
名古屋市中村区名駅 1-2-5
（名古屋駅前支店内）
名古屋法人営業出張所
本山支店
名古屋市千種区末盛通 5-9
刈谷総合病院出張所○
トヨタ生活協同組合栄店出張所○
トヨタ生活協同組合星ケ丘店出張所○
トヨタ生協出張所○
豊橋技術科学大学出張所○
名古屋工業大学出張所○
名古屋支店内出張所○
藤田保健衛生大学病院出張所○
瑞穂出張所○

大阪府

大阪市

北区

梅田支店
大阪市北区角田町 8-47
梅田北口支店
大阪市北区芝田 1-1-3
梅田南支店
大阪市北区梅田 1-12-39
大阪駅前支店
大阪市北区梅田 1-13-13
大阪北支店
大阪市北区角田町 1-1
天六支店
大阪市北区天神橋 6-4-20
天六北支店
大阪市北区本庄東 1-1-38
堂島支店
大阪市北区堂島 1-6-20
中之島支店
大阪市北区中之島 3-2-4
中之島西支店
大阪市北区中之島 3-4-18
南森町支店
大阪市北区南森町 2-1-29
梅田第一生命ビル地下出張所○
大阪三井物産ビル出張所○
JR 大阪駅出張所○
新梅田出張所○
新阪急八番街出張所○
住友病院出張所○
堂ビル出張所○
ハービス大阪出張所○
読売大阪ビル出張所○
ローレルハイツ北天満出張所○

都島区

京阪京橋支店
大阪市都島区東野田町 2-4-19
都島支店
大阪市都島区高倉町 2-1-9
桜宮リバーシティ出張所○
ベル・パークシティ出張所○

福島区

西野田支店
大阪市福島区大開 1-14-16
阪神野田支店
大阪市福島区海老江 5-1-2
福島支店
大阪市福島区福島 5-8-3

此花区

四貫島支店
大阪市此花区四貫島 1-9-1

西区

立売堀支店
大阪市西区立売堀 4-1-20
大阪西支店
大阪市西区新町 1-9-2
道頓堀支店
大阪市西区南堀江 1-4-11

港区

港支店
大阪市港区夕凪 1-1-1

大正区

大正区支店
大阪市大正区泉尾 1-2-17
大正駅前出張所○

天王寺区

天王寺駅前支店
大阪市天王寺区堀越町 16-10
上本町出張所○

西淀川区

歌島橋支店
大阪市西淀川区御幣島 2-2-10
歌島橋西支店
大阪市西淀川区御幣島 2-2-10
（歌島橋支店内）

東成区

今里支店
大阪市東成区大今里西 2-17-19
今里南支店
大阪市東成区大今里西 2-17-19
（今里支店内）
鶴橋支店
大阪市東成区東小橋 3-12-18

生野区

生野支店
大阪市生野区田島 3-3-32

旭区

赤川町支店
大阪市旭区赤川 2-5-13
千林支店
大阪市旭区千林 2-12-31
花博記念公園前出張所○

城東区

城東支店
大阪市城東区蒲生 4-22-12
関目支店
大阪市城東区関目 3-2-5
深江橋支店
大阪市城東区永田 4-17-12

阿倍野区

阿倍野支店
大阪市阿倍野区阿倍野筋 1-1-43
寺田町支店
大阪市阿倍野区天王寺町北 2-14-1
西田辺支店
大阪市阿倍野区西田辺町 1-17-11
（西田辺駅前支店内）
西田辺駅前支店
大阪市阿倍野区西田辺町 1-17-11

東住吉区

駒川町支店
大阪市東住吉区駒川 5-23-23
美章園支店
大阪市東住吉区北田辺 1-2-7

住吉区

長居出張所○

西成区

天下茶屋支店
大阪市西成区潮路 1-1-5

淀川区

十三支店
大阪市淀川区十三本町 1-6-27
十三駅前支店
大阪市淀川区十三本町 1-6-27
（十三支店内）
新大阪支店
大阪市淀川区宮原 4-1-6
神崎川出張所○
新大阪和幸ビル出張所○
西中島南方出張所○
東三国出張所○
三国出張所○

鶴見区

徳庵支店
大阪市鶴見区今津北 5-11-8

住之江区

コスモタワー出張所
粉浜支店
大阪市住之江区粉浜 2-14-27
住之江競艇場出張所○

平野区

平野支店
大阪市平野区平野上町 2-7-9

中央区

上町支店
大阪市中央区安堂寺町 2-2-33
大阪中央支店
大阪市中央区高麗橋 1-8-13
大阪ビジネスパーク出張所
大阪本店営業部
大阪市中央区北浜 4-6-5
高麗橋支店
大阪市中央区伏見町 2-1-1
船場支店
大阪市中央区南船場 3-10-19
玉造支店
大阪市中央区玉造 1-5-12
玉造西支店
大阪市中央区玉造 1-5-12（玉造支店内）
天満橋支店
大阪市中央区天満橋京町 2-13
難波支店
大阪市中央区難波 5-1-60
難波駅前支店
大阪市中央区難波 3-8-11
日本一支店
大阪市中央区日本橋 1-17-17

備後町支店
大阪市中央区道修町 4-1-1
御堂筋支店
大阪市中央区久太郎町 3-5-19
堺筋本町出張所○
松屋町出張所○

堺市

鳳支店
堺市鳳東町 4-307
堺支店
堺市三国ヶ丘御幸通 152
堺北支店
堺市熊野町西 1-1-1
泉北とが支店
堺市原山台 2-4-1
中もず支店
堺市百舌鳥梅町 1-15-10
浜寺支店
堺市浜寺諏訪森町西 2-90
光明池出張所○
津久野出張所○
深井出張所○
三国ヶ丘出張所○
百舌鳥梅町出張所○

岸和田市

岸和田支店
岸和田市五軒屋町 15-10
岸和田駅前支店
岸和田市五軒屋町 15-10
(岸和田支店内)
岸和田市民病院共同出張所○
岸和田市役所出張所○
東岸和田出張所○

豊中市

庄内支店
豊中市庄内西町 2-21-2
千里中央支店
豊中市新千里東町 1-5-3
豊中支店
豊中市本町 1-9-5
豊中本町支店
豊中市本町 1-9-1
阪急曽根支店
豊中市曽根東町 3-3-1-101
東豊中出張所
大阪大学豊中キャンパス出張所○
コープ東豊中出張所○
市立豊中病院出張所○
千里中央駅前第一出張所○
千里中央駅前第二出張所○
豊中市役所出張所○

東大阪市

河内小阪支店
東大阪市小阪本町 1-2-3
小阪支店
東大阪市小阪本町 1-2-3
(河内小阪支店内)
新石切支店
東大阪市西石切町 3-3-15
東大阪支店
東大阪市長堂 1-5-1
若江岩田支店
東大阪市岩田町 3-10-3
ヴェルノール布施出張所○
近畿大学内出張所○
東大阪市水道局出張所○
瓢箪山出張所○

池田市

池田支店
池田市栄町 10-2
池田南口支店
池田市栄町 10-2 (池田支店内)
石橋出張所
池田市役所出張所○

吹田市

江坂支店
吹田市豊津町 8-7
吹田支店
吹田市元町 5-4
南千里支店
吹田市津雲台 1-2-D9-101
アザール桃山台出張所○
大阪大学医学部附属病院出張所○
大阪大学吹田キャンパス出張所○
関大前出張所○
北千里駅前出張所○
吹田市役所出張所○

泉大津市

泉大津支店
泉大津市旭町 20-2
泉大津市役所出張所○

高槻市

高槻支店
高槻市北園町 18-9
高槻駅前支店
高槻市白梅町 4-1
大阪医科大学出張所○
摂津富田出張所○
高槻北出張所○
高槻市役所出張所○

貝塚市

貝塚支店
貝塚市海塚 254
貝塚市役所共同出張所○
ジャスコ貝塚店出張所○
市立貝塚病院共同出張所○

守口市

守口市駅前出張所
守口支店
守口市京阪本通 1-1-4

枚方市

くずは支店
枚方市楠葉花園町 15-3
枚方支店
枚方市岡東町 18-17
枚方南口支店
枚方市岡東町 21-10
男山団地出張所○
関西外国語大学出張所○
枚方駅前出張所○
牧野駅前出張所○

茨木市

茨木支店
茨木市永代町 7-6
茨木西支店
茨木市西駅前町 5-4
茨木東口支店
茨木市双葉町 2-25
追手門学院大学出張所○
総持寺出張所○

八尾市

八尾支店
八尾市北本町 2-1-1
山本支店
八尾市山本町南 1-12-8
大阪経済法科大学出張所○
河内山本出張所○

泉佐野市

関西国際空港第二出張所
佐野支店
泉佐野市上町 3-11-14
泉佐野市役所出張所○

富田林市

富田林支店
富田林市本町 18-27
喜志出張所○
PL 出張所○

寝屋川市

香里支店
寝屋川市香里南之町 36-16
香里ヶ丘支店
寝屋川市末広町 16-15
寝屋川支店
寝屋川市早子町 16-14
寝屋川東支店
寝屋川市早子町 23-2-114
萱島出張所○

河内長野市

河内長野支店
河内長野市長野町 4-6
長野青葉台出張所○
南花台出張所○

松原市

松原支店
松原市高見の里 4-766
河内天美出張所○
河内松原出張所○

和泉市

和泉支店
和泉市府中町 1-7-1
和泉市役所出張所○
和泉市立病院出張所○
和泉中央駅出張所○

箕面市

桜井出張所
箕面支店
箕面市箕面 5-13-51
箕面市役所出張所
大阪外国語大学出張所○
箕面市立病院出張所○

門真市

門真支店
門真市末広町 41-1
大和田駅出張所○
門真市役所出張所○
門真西出張所○

藤井寺市

藤井寺支店
藤井寺市岡 1-15-8
藤井寺駅前支店
藤井寺市岡 1-15-8 (藤井寺支店内)
藤井寺市役所出張所○

泉南市

泉南支店
泉南市樽井 6-23-6
和泉砂川出張所○
泉南市役所共同出張所○

四条畷市

四条畷支店
四条畷市雁屋南町 28-3

大阪狭山市

金剛支店
大阪狭山市金剛 1-1-29
金剛北支店
大阪狭山市金剛 1-1-29 (金剛支店内)
近畿大学医学部付属病院出張所○
狭山ニュータウン出張所○

羽曳野市

はびきの出張所
IBU出張所○

大東市

大阪産業大学出張所○
住道出張所○

阪南市

尾崎駅出張所○

泉南郡

関西国際空港出張所
熊取代理店
熊取駅前出張所○
浪商学園出張所○

南河内郡

大阪芸術大学出張所○

豊能郡

ときわ台駅出張所○
豊能町役場出張所○

京都府

円町支店
京都市中京区西ノ京円町 10-1
京都支店
京都市下京区四条通烏丸東入長刀鉾町 8
京都中央支店
京都市中京区烏丸通三条下ル饅頭屋町 604
四条支店
京都市下京区四条通河原町東入真町 68
四条大宮支店
京都市下京区四条通猪熊西入立中町 487
伏見支店
京都市伏見区銀座町 1-354-1
京都外国語大学出張所○
JR京都駅出張所○
東寺出張所○
佛教大学出張所○
立命館大学出張所○

兵庫県

神戸市

中央区
神戸営業部
神戸市中央区浪花町56
神戸駅前支店
神戸市中央区多聞通3-3-9
神戸市役所出張所
神戸中央支店
神戸市中央区栄町通1-1-28
神戸貿易センター出張所
栄町支店
神戸市中央区栄町通3-4-10
三神ビル出張所
三宮支店
神戸市中央区小野柄通8-1-21
三宮駅ビル外貨両替コーナー
三宮南支店
神戸市中央区三宮町1-5-1
兵庫県庁出張所
神戸市立中央市民病院出張所○
神戸大学医学部附属病院出張所○
神戸ポートアイランド出張所○
三宮駅ビル出張所○
三宮中央ビルディング出張所○
神鋼病院出張所○
新神戸出張所○
ハーバーランド出張所○
ファッションタウン出張所○
元町一番街出張所○
山手出張所○

灘区
灘支店
神戸市灘区深田町4-1-26
六甲支店
神戸市灘区宮山町2-6-8
六甲北支店
神戸市灘区宮山町2-6-8（六甲支店内）
神戸大学出張所○
六甲口出張所○

兵庫区
兵庫支店
神戸市兵庫区湊町4-2-10
湊川支店
神戸市兵庫区東山町2-2-6
湊川南支店
神戸市兵庫区湊町4-2-10（兵庫支店内）
上沢出張所○
神戸平野出張所○
御崎出張所○

長田区
駒ヶ林支店
神戸市長田区腕塚町2-1-20
長田支店
神戸市長田区四番町8-6-1
西代駅前出張所○

須磨区
板宿支店
神戸市須磨区大黒町2-1-9
北須磨支店
神戸市須磨区中落合2-2-5
須磨支店
神戸市須磨区月見山本町2-4-2
コープ白川台出張所○
妙法寺出張所○

垂水区
垂水支店
神戸市垂水区神田町4-16
向陽出張所○
コープ高丸出張所○
垂水北出張所○
垂水つつじが丘出張所○
垂水東出張所○

東灘区
岡本支店
神戸市東灘区岡本1-3-25
甲南支店
神戸市東灘区甲南町3-9-24
住吉支店
神戸市東灘区住吉本町1-2-1
深江支店
神戸市東灘区深江北町3-3-9
御影支店
神戸市東灘区御影本町4-10-4
六甲アイランド出張所
甲南女子大学出張所○
阪急御影出張所○
六甲アイランド・リバーモール出張所○

北区
北鈴蘭台出張所
鈴蘭台支店
神戸市北区鈴蘭台北町1-7-17
藤原台支店
神戸市北区有野中町1-12-7
有馬出張所○
神戸北町出張所○
鈴蘭台駅前出張所○
星和台出張所○

西区
神戸学園都市出張所
西神中央支店
神戸市西区糀台5-10-2
西神南出張所○
玉津出張所○

姫路市
網干支店
姫路市網干区新在家三ツ石1437-17
飾磨支店
姫路市飾磨区清水127
姫路支店
姫路市呉服町54
姫路北支店
姫路市綿町111
姫路市役所出張所
姫路南支店
姫路市白浜町甲335-1
広畑支店
姫路市広畑区正門通3-5-2
英賀保駅前出張所○
イトーヨーカドー広畑店出張所○
ザ・モール姫路出張所○
姫路駅前出張所○
姫路赤十字病院出張所○
姫路西出張所○
姫路リバーシティ出張所○

尼崎市
尼崎支店
尼崎市東難波町5-31-20
尼崎市役所出張所
杭瀬支店
尼崎市杭瀬本町2-1-5
園田支店
尼崎市東園田町9-48-1
立花支店
尼崎市立花町1-5-17
塚口支店
尼崎市塚口町1-12-21
塚口北出張所
阪神尼崎支店
尼崎市昭和通3-91
武庫之荘支店
尼崎市武庫之荘2-2-14
武庫之荘駅前出張所
尼崎競艇場出張所○
尼崎西出張所○
JR尼崎駅前出張所○
武庫川出張所○

明石市
明石支店
明石市大明石町1-5-4
明石駅前支店
明石市大明石町1-5-4（明石支店内）
大久保支店
明石市大久保町大久保町字神楽田16-3
明石市役所出張所○
朝霧出張所○
コープ大久保出張所○
ステーションプラザ明石出張所○
西新町出張所○

西宮市
苦楽園出張所
甲子園支店
西宮市甲子園七番町1-19
甲子園口支店
西宮市甲子園口2-28-18
甲東支店
西宮市甲東園3-2-29
甲東園出張所
夙川支店
西宮市羽衣町7-30-123
西宮支店
西宮市六湛寺町14-12
西宮北口支店
西宮市甲風園1-5-24
西宮市役所出張所
浜甲子園支店
西宮市甲子園七番町1-19
（甲子園支店内）
阪神西宮支店
西宮市和上町1-27
今津出張所○
関西学院上ケ原キャンパス出張所○
苦楽園西出張所○
コープ甲東園出張所○
コープ甲陽園出張所○
コープ夙川出張所○
コープ浜甲子園出張所○
西宮北口駅南出張所○
西宮市立中央病院出張所○
西宮名塩駅前出張所○
西宮マリナパークシティ出張所○
阪神甲子園駅前出張所○
兵庫医科大学出張所○
フレンテ西宮出張所○
メルカードむこがわ出張所○
門戸厄神駅前出張所○

洲本市
洲本支店
洲本市本町4-5-10
洲本市役所出張所○
モノベシティオ出張所○

芦屋市
芦屋支店
芦屋市公光町11-9
芦屋駅前支店
芦屋市船戸町2-1-101
芦屋北口支店
芦屋市船戸町1-29
芦屋市役所出張所○
シーサイドタウン出張所○
ラポルテ出張所○

伊丹市
伊丹支店
伊丹市西台1-1-1
伊丹東支店
伊丹市中央3-5-23
伊丹市役所出張所○
稲野出張所○
コープ野間出張所○

豊岡市
豊岡支店
豊岡市元町12-1
豊岡市役所出張所○

加古川市
加古川支店
加古川市加古川町寺家町53-2
東加古川支店
加古川市平岡町新在家2-273-2
別府出張所
加古川駅前出張所○
加古川市民病院出張所○
加古川市役所出張所○
神野中央ショッピングセンター出張所○
コープ神吉出張所○
サティ加古川店出張所○
鶴池タウン出張所○

龍野市
龍野支店
龍野市龍野町富永字常心坊288-3
龍野市役所出張所○

西脇市
西脇支店
西脇市西脇951
ダイエーふうしゃ本社ビル店出張所○
西脇市役所出張所○

宝塚市
逆瀬川支店
宝塚市逆瀬川1-1-11
逆瀬川駅前支店
宝塚市逆瀬川1-1-11（逆瀬川支店内）
宝塚支店
宝塚市栄町2-1-2
イズミヤ小林店出張所○
逆瀬台出張所○
すみれガ丘出張所○
宝塚市役所出張所○
宝塚南口駅前出張所○
仁川駅前出張所○

三木市
三木支店
三木市本町2-3-12
緑が丘支店
三木市緑が丘町本町1-1-7
コープ志染出張所○
三木市役所出張所○
三木ジャスコ出張所○

高砂市
曽根出張所
高砂支店
高砂市高砂町浜田町2-3-5
アスパ高砂出張所○
コープ高砂出張所○
高砂市民病院出張所○
高砂市役所出張所○

川西市
川西支店
川西市小花1-7-9（川西南支店内）
川西南支店
川西市小花1-7-9
川西市役所出張所○
多田駅前出張所○

三田市
ウッディタウン出張所
三田支店
三田市中央町4-1
三田中央支店
三田市中央町4-1（三田支店内）
フラワータウン出張所
関西学院神戸三田キャンパス出張所○
三田カルチャータウン出張所○
三田市民病院出張所○
三田市役所出張所○
モールラフィーネ出張所○

加西市
北条支店
加西市北条町北条910
加西市役所出張所○

篠山市
篠山支店
篠山市二階町60

川辺郡
日生中央出張所○

揖保郡
新宮出張所○

滋賀県
草津出張所○

奈良県
生駒支店
生駒市元町1-13-1
生駒東支店
生駒市元町1-13-1（生駒支店内）
学園前支店
奈良市学園北1-1-1-100
西大寺支店
奈良市西大寺東町2-1-56
奈良支店
奈良市角振町35
平城支店
奈良市右京1-3-4
大和王寺支店
北葛城郡王寺町王寺2-6-11
大和郡山支店
大和郡山市南郡山町529-2
アントレ生駒出張所○
近畿大学奈良病院出張所○
東生駒出張所○

和歌山県
和歌山支店
和歌山市六番丁10
和歌山北支店
和歌山市六番丁10（和歌山支店内）
林間田園都市駅出張所○

岡山県
岡山支店
岡山市本町3-6-101
岡山東支店
岡山市野田屋町1-11-19

広島県
尾道支店
尾道市土堂1-8-3
広島支店
広島市中区紙屋町1-3-2
広島北支店
広島市中区紙屋町1-2-25
呉出張所○

山口県
下関支店
下関市竹崎町1-15-20

香川県
高松支店
高松市兵庫町10-4

愛媛県
新居浜支店
新居浜市中須賀町1-7-33
住友別子病院出張所○

福岡県
大牟田支店
大牟田市栄町1-2-1
北九州支店
北九州市小倉北区魚町1-5-16
（小倉支店内）
久留米支店
久留米市日吉町15-52
小倉支店
北九州市小倉北区魚町1-5-16
天神町支店
福岡市中央区天神2-11-1
福岡支店
福岡市博多区博多駅前1-1-1
福岡中央支店
福岡市博多区綱場町4-1
店屋町三井ビル出張所○
東芝福岡ビル出張所○
パピヨン24出張所○
三井大牟田病院出張所○

佐賀県
佐賀支店
佐賀市八幡小路2-3

熊本県
熊本支店
熊本市魚屋町2-1

大分県
大分支店
大分市中央町1-3-22
立命館アジア太平洋大学共同出張所○

鹿児島県
鹿児島支店
鹿児島市大黒町4-4（鹿児島南支店内）
鹿児島南支店
鹿児島市大黒町4-4

公務部
東京公務部
東京都港区虎ノ門1-6-12
大阪公務部
大阪府大阪市中央区北浜4-7-19

個人債権管理センター
築地個人債権管理センター
東京都中央区築地2-11-24（築地支店2階）
上野個人債権管理センター
東京都台東区柳橋2-6-2
（さくら蔵前ビル3階）
池袋個人債権管理センター
東京都目黒区三田2-4-9
（目黒三田ビル地下1階）
新宿個人債権管理センター
東京都目黒区三田2-4-9
（目黒三田ビル1階）
横浜個人債権管理センター
東京都目黒区三田2-4-9
（目黒三田ビル2階）
築地個人債権管理センター名古屋分室
名古屋市中区錦2-18-24（名古屋支店1階）
梅田個人債権管理センター
大阪市北区曽根崎新地1-4-10
（銀泉桜橋ビル4階）
難波個人債権管理センター
大阪市浪速区難波中1-12-5
（難波室町ビル3階）
三宮個人債権管理センター
神戸市中央区三宮町1-5-1
（銀泉三宮ビル5階（三宮南支店上））

外為事務部
東京外為事務部
東京都千代田区九段南1-5-3
東京外為事務部小伝馬町出張所
東京都中央区日本橋小伝馬町13-6
大阪外為事務部
大阪府大阪市中央区高麗橋1-8-13
大阪外為事務部靭本町出張所
大阪府大阪市西区靭本町1-7-7

ローンプラザ
東日本
大宮ローンプラザ
埼玉県さいたま市大門町2-107
川口ローンプラザ
埼玉県川口市本町4-1-8
川越ローンプラザ
埼玉県川越市新富町2-24-4
越谷ローンプラザ
埼玉県越谷市弥生町1-4
志木ローンプラザ
埼玉県志木市本町5-24-15
所沢ローンプラザ
埼玉県所沢市日吉町18-26
柏ローンプラザ
千葉県柏市柏1-2-38
千葉ローンプラザ
千葉県千葉市中央区富士見2-2-2
船橋ローンプラザ
千葉県船橋市本町4-45-23
松戸ローンプラザ
千葉県松戸市本町11-5
池袋ローンプラザ
東京都豊島区南池袋2-27-8
葛西ローンプラザ
東京都江戸川区中葛西5-34-8
蒲田ローンプラザ
東京都大田区西蒲田5-26-5
吉祥寺ローンプラザ
東京都武蔵野市吉祥寺南町1-8-1
経堂ローンプラザ
東京都世田谷区経堂1-21-13
錦糸町ローンプラザ
東京都墨田区江東橋4-27-14
国分寺ローンプラザ
東京都国分寺市本町2-12-2
渋谷ローンプラザ
東京都渋谷区宇田川町28-4
住宅ローン開発センター東京
東京都新宿区西新宿1-20-2
新宿ローンプラザ
東京都新宿区西新宿1-7-1
立川ローンプラザ
東京都立川市曙町2-13-1
調布ローンプラザ
東京都調布市布田1-37-12
練馬ローンプラザ
東京都練馬区練馬1-4-5
八王子ローンプラザ
東京都八王子市横山町5-15
町田ローンプラザ
東京都町田市原町田6-3-8
丸ノ内ローンプラザ
東京都千代田区丸の内3-4-1
厚木ローンプラザ
神奈川県厚木市中町2-3-5
上大岡ローンプラザ
神奈川県横浜市港南区上大岡西2-9-9
たまプラーザローンプラザ
神奈川県横浜市青葉区美しが丘5-1-1

綱島ローンプラザ
神奈川県横浜市港北区綱島西 1-7-16
藤沢ローンプラザ
神奈川県藤沢市藤沢 555
溝ノ口ローンプラザ
神奈川県川崎市高津区溝口 1-9-1
横浜ローンプラザ
神奈川県横浜市西区南幸 1-12-7
名古屋ローンプラザ
愛知県名古屋市中区錦 2-18-24

西日本

梅田ローンプラザ
大阪府大阪市北区芝田 1-1-4
門真ローンプラザ
大阪府門真市末広町 41-1
堺ローンプラザ
大阪府堺市一条通 20-1
住宅ローン開発センター大阪
大阪府大阪市中央区南久宝寺町 3-6-6
千里中央ローンプラザ
大阪府豊中市新千里東町 1-5-3
高槻ローンプラザ
大阪府高槻市白梅町 4-1
豊中ローンプラザ
大阪府豊中市本町 1-2-57
難波ローンプラザ
大阪府大阪市浪速区難波中 1-10-4
枚方ローンプラザ
大阪府枚方市岡東町 5-23
京都ローンプラザ
京都府京都市下京区四条通烏丸東入長刀鉾町 8
明石ローンプラザ
兵庫県明石市大明石町 1-5-4
加古川ローンプラザ
兵庫県加古川市加古川町溝之口 510-51
川西ローンプラザ
兵庫県川西市中央町 7-18
甲南ローンプラザ
兵庫県神戸市東灘区甲南町 3-9-24
三田ローンプラザ
兵庫県三田市中央町 4-41
三宮ローンプラザ
兵庫県神戸市中央区三宮町 1-5-1
西神中央ローンプラザ
兵庫県神戸市西区糀台 5-10-2
垂水ローンプラザ
兵庫県神戸市垂水区向陽 1-4-28
塚口ローンプラザ
兵庫県尼崎市南塚口町 2-1-2-3-11
西宮北口ローンプラザ
兵庫県西宮市甲風園 1-5-24
阪神西宮ローンプラザ
兵庫県西宮市六湛寺町 14-5
姫路ローンプラザ
兵庫県姫路市博労町 91
学園前ローンプラザ
奈良県奈良市学園北 1-1-1-100
福岡ローンプラザ
福岡県福岡市博多区博多駅前 1-1-1

法人営業部

東日本

小樽法人営業部
北海道小樽市色内 1-3-10
札幌法人営業部
北海道札幌市中央区北一条西 4-2-2
東北法人営業部
宮城県仙台市青葉区中央 2-2-6
取手法人営業部
茨城県取手市取手 2-10-15
栃木法人営業部
栃木県小山市城山町 3-4-1
太田法人営業部
群馬県太田市飯田町 1319
高崎法人営業部
群馬県高崎市新町 55
前橋法人営業部
群馬県前橋市本町 2-1-16
大宮法人営業部
埼玉県さいたま市大門町 2-107
大宮西法人営業部
埼玉県さいたま市桜木町 1-11-1
春日部法人営業部
埼玉県春日部市中央 1-1-4
川口法人営業部
埼玉県川口市栄町 3-5-1
川越法人営業部
埼玉県川越市脇田町 105
熊谷法人営業部
埼玉県熊谷市本町 1-104
志木法人営業部
埼玉県志木市本町 5-24-15
所沢法人営業部
埼玉県所沢市日吉町 9-16
埼玉県所沢市日吉町 11-5
柏法人営業部
千葉県柏市柏 1-2-38
木更津法人営業部
千葉県木更津市大和 1-1-3
佐倉法人営業部
千葉県佐倉市栄町 21-10
千葉法人営業部
千葉県千葉市中央区富士見 2-2-2
千葉東法人営業部
千葉県千葉市中央区中央 2-2-1
船橋法人営業部
千葉県船橋市本町 1-7-1
青山法人営業部
東京都港区南青山 3-1-30
赤坂法人営業第一部
東京都港区赤坂 3-3-3
赤坂法人営業第二部
東京都港区赤坂 3-3-3
赤坂山王法人営業部
東京都港区赤坂 3-3-5
赤羽法人営業部
東京都北区赤羽 2-1-15
浅草法人営業部
東京都台東区雷門 2-17-12
浅草橋法人営業部
東京都中央区日本橋馬喰町 2-1-1
綾瀬法人営業部
東京都足立区綾瀬 3-3-10
飯田橋法人営業部
東京都新宿区揚場町 1-18
池袋法人営業部
東京都豊島区西池袋 1-21-7
池袋東口法人営業第一部
東京都豊島区南池袋 2-27-9
池袋東口法人営業第二部
東京都豊島区南池袋 2-27-9
上野法人営業第一部
東京都台東区上野 6-6-7
上野法人営業第二部
東京都台東区上野 6-6-7
上野法人営業第三部
東京都台東区上野 6-6-7
王子法人営業部
東京都北区王子 1-16-2
大塚法人営業部
東京都文京区大塚 4-45-11
大森法人営業部
東京都大田区山王 2-3-4
御徒町法人営業部
東京都台東区台東 4-11-4
葛西法人営業部
東京都江戸川区中葛西 5-34-8
春日法人営業部
東京都文京区春日 1-16-30
蒲田法人営業部
東京都大田区蒲田 5-38-1
蒲田東法人営業部
東京都大田区蒲田 5-41-8
神田法人営業部
東京都千代田区神田小川町 3-12
神田駅前法人営業部
東京都千代田区鍛冶町 2-2-1
神田小川町法人営業第一部
東京都千代田区神田小川町 1-1
神田小川町法人営業第二部
東京都千代田区神田小川町 1-1
神田橋法人営業部
東京都千代田区神田美土代町 9-1
吉祥寺法人営業部
東京都武蔵野市吉祥寺本町 1-7-5
経堂法人営業部
東京都世田谷区経堂 1-21-13
京橋法人営業第一部
東京都中央区京橋 3-7-1
京橋法人営業第二部
東京都中央区京橋 3-7-1
銀座法人営業第一部
東京都中央区銀座 6-10-15
銀座法人営業第二部
東京都中央区銀座 6-10-15
銀座通法人営業部
東京都中央区銀座 3-5-12
錦糸町法人営業第一部
東京都墨田区江東橋 4-27-14
錦糸町法人営業第二部
東京都墨田区江東橋 4-27-14
錦糸町法人営業第三部
東京都墨田区江東橋 4-27-14
小石川法人営業部
東京都文京区小石川 1-15-17
高円寺法人営業部
東京都杉並区高円寺南 4-27-12
麹町法人営業部
東京都千代田区麹町 2-1-4
五反田法人営業部
東京都品川区東五反田 1-14-10
五反田西口法人営業部
東京都品川区西五反田 1-1-8
渋谷法人営業第一部
東京都渋谷区宇田川町 20-2
渋谷法人営業第二部
東京都渋谷区宇田川町 28-4
渋谷駅前法人営業部
東京都渋谷区道玄坂 1-2-2
志村法人営業部
東京都板橋区蓮沼町 19-5
自由が丘法人営業部
東京都目黒区自由が丘 2-11-4
新小岩法人営業部
東京都葛飾区新小岩 1-48-18
新宿法人営業第一部
東京都新宿区新宿 3-24-1
新宿法人営業第二部
東京都新宿区新宿 3-24-1
新宿新都心法人営業第一部
東京都新宿区西新宿 2-1-1
新宿新都心法人営業第二部
東京都新宿区西新宿 2-1-1
新宿通法人営業第一部
東京都新宿区新宿 3-14-5
新宿通法人営業第二部
東京都新宿区新宿 3-14-5
新宿西口法人営業第一部
東京都新宿区西新宿 1-7-1
新宿西口法人営業第二部
東京都新宿区西新宿 1-7-1
新橋法人営業第一部
東京都港区新橋 1-8-3
新橋法人営業第二部
東京都港区新橋 1-8-3
新橋法人営業第三部
東京都港区新橋 1-8-3
千住法人営業部
東京都足立区千住 2-55
高田馬場法人営業部
東京都新宿区高田馬場 1-27-7
立川法人営業部
東京都立川市曙町 2-6-11
田無法人営業部
東京都西東京市本町 4-27-13
築地法人営業部
東京都中央区築地 2-11-24
東京法人営業部
東京都千代田区丸の内 1-3-2
東京営業推進部
東京都千代田区丸の内 1-3-2
東京公務法人営業部
東京都港区虎ノ門 1-6-12
東京中央法人営業第一部
東京都中央区八重洲 1-3-3
東京中央法人営業第二部
東京都中央区八重洲 1-3-3
東京中央法人営業第三部
東京都中央区八重洲 1-3-3
ときわ台法人営業部
東京都板橋区常盤台 1-1-1
日本橋法人営業第一部
東京都中央区日本橋室町 2-1-1
日本橋法人営業第二部
東京都中央区日本橋室町 2-1-1
日本橋中央法人営業第一部
東京都中央区日本橋 2-7-9
日本橋中央法人営業第二部
東京都中央区日本橋 2-7-9
日本橋中央法人営業第三部
東京都中央区日本橋 2-7-9
日本橋東法人営業第一部
東京都中央区日本橋茅場町 1-13-12
日本橋東法人営業第二部
東京都中央区日本橋茅場町 1-13-12
人形町法人営業部
東京都中央区日本橋大伝馬町 5-7
練馬法人営業部
東京都練馬区豊玉北 5-17-14

旗ノ台法人営業部
東京都品川区旗の台 1-4-15
八王子法人営業部
東京都八王子市旭町 8-1
日比谷法人営業第一部
東京都港区西新橋 1-3-12
日比谷法人営業第二部
東京都港区西新橋 1-3-12
日比谷通法人営業第一部
東京都港区西新橋 1-15-1
日比谷通法人営業第二部
東京都港区西新橋 1-15-1
府中法人営業部
東京都府中市宮町 1-41
本町法人営業部
東京都中央区日本橋本町 3-4-10
本店法人営業第一部
東京都千代田区有楽町 1-1-2
本店法人営業第二部
東京都千代田区有楽町 1-1-2
町田法人営業部
東京都町田市原町田 6-12-1
東京都町田市原町田 6-3-8
丸ノ内法人営業部
東京都千代田区丸の内 3-4-1
丸ノ内仲通法人営業部
東京都千代田区丸の内 3-3-1
三鷹法人営業部
東京都武蔵野市中町 1-1-6
三田通法人営業第一部
東京都港区芝 5-28-1
三田通法人営業第二部
東京都港区芝 5-28-1
南青山法人営業部
東京都港区南青山 2-5-17
目黒法人営業部
東京都品川区上大崎 2-25-5
四谷駅前法人営業部
東京都千代田区麹町 6-6
厚木法人営業部
神奈川県厚木市中町 2-3-5
小田原法人営業部
神奈川県小田原市栄町 2-8-41
神奈川公務法人営業部
神奈川県横浜市西区みなとみらい 2-3-3
川崎法人営業部
神奈川県川崎市川崎区砂子 1-8-1
川崎駅前法人営業部
神奈川県川崎市川崎区駅前本町 11-3
新横浜法人営業部
神奈川県横浜市港北区新横浜 2-4-15
神奈川県横浜市港北区新横浜 3-7-3
鶴見法人営業部
神奈川県横浜市鶴見区豊岡町 8-26
平塚法人営業部
神奈川県平塚市明石町 9-1
藤沢法人営業部
神奈川県藤沢市藤沢 555
神奈川県藤沢市藤沢 110
溝ノ口法人営業部
神奈川県川崎市高津区溝口 1-9-1
神奈川県川崎市高津区溝口 1-3-1
横浜法人営業部
神奈川県横浜市中区本町 2-20
横浜駅前法人営業第一部
神奈川県横浜市西区北幸 1-3-23
横浜駅前法人営業第二部
神奈川県横浜市西区北幸 1-3-23
横浜中央法人営業部
神奈川県横浜市中区羽衣町 1-3-10
横浜西法人営業部
神奈川県横浜市西区北幸 1-4-1

新潟法人営業部
新潟県新潟市東大通 1-4-2
富山法人営業部
富山県富山市中央通り 1-1-23
金沢法人営業部
石川県金沢市下堤町 7
福井法人営業部
福井県福井市大手 3-4-7
甲府法人営業部
山梨県甲府市丸の内 2-29-1
上田法人営業部
長野県上田市中央 2-1-18
諏訪法人営業部
長野県諏訪市諏訪 1-5-25
長野法人営業部
長野県長野市問御所町 1267-1
岐阜法人営業部
岐阜県岐阜市神田町 7-9
伊東法人営業部
静岡県伊東市中央町 1-15
静岡法人営業部
静岡県静岡市追手町 7-4
沼津法人営業部
静岡県沼津市高島町 15-5
浜松法人営業部
静岡県浜松市砂山町 325-6
上前津法人営業部
愛知県名古屋市中区大須 3-46-24
刈谷法人営業部
愛知県刈谷市東陽町 2-18-1
豊田法人営業部
愛知県豊田市喜多町 2-93
豊橋法人営業部
愛知県豊橋市広小路 3-49
愛知県豊橋市駅前大通 2-28
名古屋法人営業第一部
愛知県名古屋市中区錦 2-18-19
名古屋法人営業第二部
愛知県名古屋市中区錦 2-18-19
名古屋法人営業第三部
愛知県名古屋市中区錦 2-18-19
名古屋法人営業第四部
愛知県名古屋市中区錦 2-18-19

西日本

阿倍野法人営業部
大阪府大阪市阿倍野区阿倍野筋 1-1-43
泉大津法人営業部
大阪府泉大津市旭町 20-2
立売堀法人営業部
大阪府大阪市西区立売堀 4-1-20
茨木法人営業部
大阪府茨木市永代町 7-6
今里法人営業部
大阪府大阪市東成区大今里西 2-17-19
梅田法人営業部
大阪府大阪市北区角田町 8-47
江坂法人営業部
大阪府吹田市豊津町 8-7
大阪法人営業部
大阪府大阪市北浜 4-6-5
大阪駅前法人営業部
大阪府大阪市北区梅田 1-13-13
大阪公務法人営業部
大阪府大阪市中央区北浜 4-6-5
大阪中央法人営業第一部
大阪府大阪市中央区高麗橋 1-8-13
大阪中央法人営業第二部
大阪府大阪市中央区高麗橋 1-8-13
大阪西法人営業部
大阪府大阪市西区新町 1-9-2

門真法人営業部
大阪府門真市末広町 41-1
河内小阪法人営業部
大阪府東大阪市小阪本町 1-2-3
岸和田法人営業部
大阪府岸和田市五軒屋町 15-10
高麗橋法人営業第一部
大阪府大阪市中央区伏見町 2-1-1
高麗橋法人営業第二部
大阪府大阪市中央区伏見町 2-1-1
粉浜法人営業部
大阪府大阪市住之江区粉浜 2-14-27
堺法人営業部
大阪府堺市三国ヶ丘御幸通 152
堺北法人営業部
大阪府堺市熊野町西 1-1-1
四条畷法人営業部
大阪府四条畷市雁屋南町 28-3
十三法人営業部
大阪府大阪市淀川区十三本町 1-6-27
城東法人営業部
大阪府大阪市城東区蒲生 4-22-12
新大阪法人営業部
大阪府大阪市淀川区宮原 4-1-6
吹田法人営業部
大阪府吹田市元町 5-4
関目法人営業部
大阪府大阪市城東区関目 3-2-5
船場法人営業第一部
大阪府大阪市中央区南船場 3-10-19
船場法人営業第二部
大阪府大阪市中央区南船場 3-10-19
玉造法人営業部
大阪府大阪市中央区玉造 1-5-12
天下茶屋法人営業部
大阪府大阪市西成区潮路 1-1-5
天王寺駅前法人営業部
大阪府大阪市天王寺区堀越町 16-10
天満橋法人営業部
大阪府大阪市中央区天満橋京町 2-13
天六法人営業部
大阪府大阪市北区天神橋 6-4-20
大阪府大阪市北区本庄東 1-1-38
堂島法人営業第一部
大阪府大阪市北区堂島 1-6-20
堂島法人営業第二部
大阪府大阪市北区堂島 1-6-20
堂島法人営業第三部
大阪府大阪市北区堂島 1-6-20
道頓堀法人営業部
大阪府大阪市西区南堀江 1-4-11
豊中法人営業部
大阪府豊中市本町 1-9-5
大阪府豊中市本町 1-9-1
中之島法人営業部
大阪府大阪市北区中之島 3-2-4
難波法人営業部
大阪府大阪市中央区難波 5-1-60
難波駅前法人営業部
大阪府大阪市中央区難波 3-8-11
西田辺法人営業部
大阪府大阪市阿倍野区阪南町 5-22-3
西野田法人営業部
大阪府大阪市福島区大開 1-14-16
阪神野田法人営業部
大阪府大阪市福島区海老江 5-1-2
東大阪法人営業部
大阪府東大阪市長堂 1-5-1
枚方法人営業部
大阪府枚方市岡東町 18-17
大阪府枚方市岡東町 21-10
備後町法人営業部
大阪府大阪市中央区道修町 4-1-1

深江橋法人営業部
大阪府大阪市城東区永田 4-17-12
福島法人営業部
大阪府大阪市福島区福島 5-8-3
藤井寺法人営業部
大阪府藤井寺市岡 1-15-8
御堂筋法人営業部
大阪府大阪市中央区久太郎町 3-5-19
南森町法人営業部
大阪府大阪市北区南森町 2-1-29
京都法人営業第一部
京都府京都市下京区四条通烏丸東入
長刀鉾町 8
京都法人営業第二部
京都府京都市下京区四条通烏丸東入
長刀鉾町 8
京都中央法人営業第一部
京都府京都市中京区烏丸通三条下ル
饅頭屋町 604
京都中央法人営業第二部
京都府京都市中京区烏丸通三条下ル
饅頭屋町 604
明石法人営業部
兵庫県明石市大明石町 1-5-4
尼崎法人営業部
兵庫県尼崎市東難波町 5-31-20
伊丹法人営業部
兵庫県伊丹市西台 1-1-1
加古川法人営業部
兵庫県加古川市加古川町寺家町 53-2
神戸法人営業第一部
兵庫県神戸市中央区浪花町 56
神戸法人営業第二部
兵庫県神戸市中央区浪花町 56
神戸公務法人営業部
兵庫県神戸市中央区浪花町 56
神戸中央法人営業部
兵庫県神戸市中央区栄町通 1-1-28
三田法人営業部
兵庫県三田市中央町 4-1
三宮法人営業部
兵庫県神戸市中央区浪花町 56
三宮南法人営業部
兵庫県神戸市中央区三宮町 1-5-1
篠山法人営業部
兵庫県篠山市二階町 60
洲本法人営業部
兵庫県洲本市本町 4-5-10
龍野法人営業部
兵庫県龍野市龍野町富永字常心坊 288-3
豊岡法人営業部
兵庫県豊岡市元町 12-1
西宮法人営業部
兵庫県西宮市六湛寺町 14-12
西脇法人営業部
兵庫県西脇市西脇 951
阪神尼崎法人営業部
兵庫県尼崎市昭和通 3-91
阪神西宮法人営業部
兵庫県西宮市和上町 1-27
東神戸法人営業部
兵庫県神戸市東灘区御影本町 4-10-4
姫路法人営業部
兵庫県姫路市呉服町 54
姫路北法人営業部
兵庫県姫路市綿町 111
兵庫法人営業部
兵庫県神戸市兵庫区湊町 4-2-10
北条法人営業部
兵庫県加西市北条町北条 910
三木法人営業部
兵庫県三木市本町 2-3-12

奈良法人営業部
奈良県奈良市角振町35
和歌山法人営業部
和歌山県和歌山市六番丁10
岡山法人営業部
岡山県岡山市本町3-6-101
岡山東法人営業部
岡山県岡山市野田屋町1-11-19
尾道法人営業部
広島県尾道市土堂1-8-3
広島法人営業部
広島県広島市中区紙屋町1-3-2
広島北法人営業部
広島県広島市中区紙屋町1-2-25
下関法人営業部
山口県下関市竹崎町1-15-20
高松法人営業部
香川県高松市兵庫町10-4
四国法人営業部
愛媛県新居浜市中須賀町1-7-33
大牟田法人営業部
福岡県大牟田市栄町1-2-1
北九州法人営業部
福岡県北九州市小倉北区魚町1-5-16
福岡法人営業部
福岡県福岡市博多区博多駅前1-1-1
福岡中央法人営業部
福岡県福岡市博多区綱場町4-1
佐賀法人営業部
佐賀県佐賀市八幡小路2-3
熊本法人営業部
熊本県熊本市魚屋町2-1
大分法人営業部
大分県大分市中央町1-3-22
鹿児島法人営業部
鹿児島県鹿児島市大黒町4-4

ビジネスサポートプラザ

東日本

大宮ビジネスサポートプラザ
埼玉県さいたま市大門町2-107
大宮西ビジネスサポートプラザ
埼玉県さいたま市桜木町1-11-1
御徒町ビジネスサポートプラザ
草加分室ビジネスサポートプラザ
埼玉県草加市高砂2-17-21
赤坂ビジネスサポートプラザ
東京都港区赤坂3-3-3
赤羽ビジネスサポートプラザ
東京都北区赤羽2-1-15
浅草西ビジネスサポートプラザ
東京都台東区雷門2-17-12
池袋ビジネスサポートプラザ
東京都豊島区西池袋1-21-7
東京都豊島区南池袋2-27-9
上野ビジネスサポートプラザ
東京都台東区上野6-6-7
王子ビジネスサポートプラザ
東京都北区王子1-16-2
御徒町ビジネスサポートプラザ
東京都台東区台東4-11-4
蒲田ビジネスサポートプラザ
東京都大田区蒲田5-41-8
神田小川町ビジネスサポートプラザ
東京都千代田区神田小川町1-1
京橋ビジネスサポートプラザ
東京都中央区京橋3-7-1
銀座ビジネスサポートプラザ
東京都中央区銀座6-10-15
錦糸町ビジネスサポートプラザ
東京都墨田区江東橋4-27-14
小岩ビジネスサポートプラザ
東京都江戸川区南小岩7-23-10
五反田ビジネスサポートプラザ
東京都品川区東五反田1-14-10
東京都品川区西五反田1-1-8
渋谷ビジネスサポートプラザ
東京都渋谷区宇田川町20-2
渋谷駅前ビジネスサポートプラザ
東京都渋谷区道玄坂1-2-2
自由が丘ビジネスサポートプラザ
東京都目黒区自由が丘2-11-4
新小岩ビジネスサポートプラザ
西葛西分室ビジネスサポートプラザ
東京都江戸川区西葛西6-13-7
新宿新都心ビジネスサポートプラザ
東京都新宿区西新宿2-1-1
新宿通ビジネスサポートプラザ
東京都新宿区新宿3-14-5
新宿西口ビジネスサポートプラザ
東京都新宿区西新宿1-7-1
千住ビジネスサポートプラザ
東京都足立区千住2-55
築地ビジネスサポートプラザ
東京都中央区築地2-11-24
中野ビジネスサポートプラザ
東京都中野区中野5-64-3
日本橋東ビジネスサポートプラザ
東京都中央区日本橋茅場町1-13-12
練馬ビジネスサポートプラザ
東京都練馬区豊玉北5-17-14
日比谷ビジネスサポートプラザ
東京都港区西新橋1-3-12
三田通ビジネスサポートプラザ
東京都港区芝5-28-1
南青山ビジネスサポートプラザ
東京都港区南青山2-5-17
八重洲通ビジネスサポートプラザ
東京都中央区京橋1-10-1
四谷駅前ビジネスサポートプラザ
東京都千代田区麹町6-6
厚木ビジネスサポートプラザ
神奈川県厚木市中町2-3-5
川崎ビジネスサポートプラザ
神奈川県川崎市川崎区砂子1-8-1
川崎駅前ビジネスサポートプラザ
神奈川県川崎市川崎区駅前本町11-3
鶴見ビジネスサポートプラザ
神奈川県横浜市鶴見区豊岡町8-26
溝ノ口ビジネスサポートプラザ
神奈川県川崎市高津区溝口1-9-1
神奈川県川崎市高津区溝口1-3-1
横浜ビジネスサポートプラザ
神奈川県横浜市中区本町2-20
横浜駅前ビジネスサポートプラザ
神奈川県横浜市西区北幸1-3-23
横浜西ビジネスサポートプラザ
神奈川県横浜市西区北幸1-4-1
上前津ビジネスサポートプラザ
愛知県名古屋市中区大須3-46-24
名古屋ビジネスサポートプラザ
愛知県名古屋市中区錦2-18-24
名古屋駅前ビジネスサポートプラザ
愛知県名古屋市中村区名駅1-2-5

西日本

梅田北口ビジネスサポートプラザ
大阪府大阪市北区芝田1-1-3
鳳ビジネスサポートプラザ
大阪府堺市鳳東町4-307
貝塚ビジネスサポートプラザ
大阪府貝塚市海塚254
河内小阪ビジネスサポートプラザ
大阪府東大阪市小阪本町1-2-3
京阪京橋ビジネスサポートプラザ
大阪府大阪市都島区東野田町2-4-19
十三ビジネスサポートプラザ
大阪府大阪市淀川区十三本町1-6-27
天王寺駅前ビジネスサポートプラザ
大阪府大阪市天王寺区堀越町16-10
天六ビジネスサポートプラザ
大阪府大阪市北区天神橋6-4-20
大阪府大阪市北区本庄東1-1-38
堂島ビジネスサポートプラザ
大阪府大阪市北区堂島1-6-20
豊中ビジネスサポートプラザ
大阪府豊中市本町1-9-5
大阪府豊中市本町1-9-1
西野田ビジネスサポートプラザ
大阪府大阪市福島区大開1-14-16
大阪府大阪市福島区海老江5-1-2
日本一ビジネスサポートプラザ
大阪府大阪市中央区日本橋1-17-17
東大阪ビジネスサポートプラザ
大阪府東大阪市長堂1-5-1
備後町ビジネスサポートプラザ
大阪府大阪市中央区道修町4-1-1
松原ビジネスサポートプラザ
大阪府松原市高見の里4-766
御堂筋ビジネスサポートプラザ
大阪府大阪市中央区久太郎町3-5-19
守口ビジネスサポートプラザ
大阪府守口市京阪本通1-1-4
京都ビジネスサポートプラザ
京都府京都市下京区四条通烏丸東入
長刀鉾町8
京都ビジネスサポートプラザ
四条分室ビジネスサポートプラザ
京都府京都市下京区四条通河原町東入
真町68
明石ビジネスサポートプラザ
兵庫県明石市大明石町1-5-4
尼崎ビジネスサポートプラザ
兵庫県尼崎市東難波町5-31-20
兵庫県尼崎市昭和通3-91
神戸ビジネスサポートプラザ
兵庫県神戸市中央区浪花町56
三宮ビジネスサポートプラザ
兵庫県神戸市中央区浪花町56
三宮南ビジネスサポートプラザ
兵庫県神戸市中央区三宮町1-5-1
西宮ビジネスサポートプラザ
兵庫県西宮市六湛寺町14-12
兵庫県西宮市和上町1-27
東神戸ビジネスサポートプラザ
兵庫県神戸市東灘区御影本町4-10-4
姫路ビジネスサポートプラザ
兵庫県姫路市呉服町54
兵庫ビジネスサポートプラザ
兵庫県神戸市兵庫区湊町4-2-10

店舗再編状況

店舗統合（平成14年6月30日現在）

（統合実施済み）

店番号	統合店	店番号	継承店
017	岡谷支店	018	諏訪支店
068	館山支店	074	木更津支店
474	吉田支店	473	甲府支店
047	入間支店	516	小手指支店
866	大口支店	578	東神奈川支店
680	品川駅前支店	623	三田通支店
576	新川崎支店	755	川崎支店
202	月島支店	625	築地支店
306	阪急岡本出張所	306	甲南支店
606	富士見ヶ丘支店	638	永福町支店
415	山手支店	500	神戸営業部
263	大塚駅前支店	227	大塚支店
902	高座渋谷支店	347	大和支店
196	東岸和田出張所	171	岸和田支店
686	海老名出張所	595	厚木支店
060	かわつる出張所	058	坂戸支店
854	羽村出張所	697	福生支店
016	松本支店	018	諏訪支店
207	瑞穂支店	482	上前津支店
574	宮前平出張所	793	宮崎台支店
	イトーヨーカドー葛西店出張所	823	葛西支店
666	国分寺西代理店	666	国立支店

（統合予定） 店舗統合に伴い、以下のとおり店番号・店名を変更します

統合(予定)日(平成)	店番号	統合店	店番号	継承店
14.7.22	410	三神ビル出張所	410	三宮支店
14.8.12	406	津島支店	402	名古屋駅前支店
14.8.12	240	八重洲通支店	213	日本橋中央支店
14.9.9	538	芦屋北口支店	380	芦屋駅前支店
14.9.9	035	葛飾東支店	231	葛飾支店
14.9.9	327	千葉東支店	066	千葉支店
14.9.9	479	沼津支店	332	静岡支店
14.9.9	531	阪神西宮支店	370	西宮支店
14.9.9	326	溝ノ口駅前支店	596	溝ノ口支店
14.9.9	583	武庫之荘駅前出張所	424	武庫之荘支店
14.9.17	534	伊丹東支店	355	伊丹支店
14.9.17	478	伊東支店	862	小田原支店
14.9.17	309	吉祥寺北支店	845	吉祥寺支店
14.9.17	580	笹塚北支店	921	笹塚支店
14.9.17	882	田無駅前支店	851	田無支店
14.9.17	753	豊中本町支店	154	豊中支店
14.9.17	447	難波駅前支店	111	難波支店
14.9.17	272	幡ヶ谷南支店	669	幡ヶ谷支店
14.9.17	716	福岡中央支店	701	福岡支店
14.9.17	861	藤沢北支店	346	藤沢支店
14.9.17	683	三鷹駅前支店	247	三鷹支店
14.10.7	310	オリンピック湘南支店	565	平塚支店
14.10.7	324	川崎駅前支店	755	川崎支店
14.10.7	446	天六北支店	130	天六支店
14.10.7	764	枚方南口支店	158	枚方支店
14.10.7	252	町田駅前支店	847	町田支店
14.10.15	269	赤坂山王支店	825	赤坂支店
14.10.15	806	浦和駅前支店	040	浦和支店
14.10.15	914	大宮西支店	514	大宮支店
14.10.15	286	春日支店	813	小石川支店
14.10.15	511	京都中央支店	496	京都支店
14.10.15	135	高麗橋支店	710	大阪中央支店
14.10.15	203	新横浜駅前支店	322	新横浜支店
14.10.15	385	三軒茶屋支店	788	世田谷支店
14.10.15	445	中之島西支店	137	中之島支店
14.10.15	896	わらび西口支店	586	わらび支店
14.10.21	857	あざみ野西支店	573	あざみ野支店
14.10.21	229	御徒町支店	779	上野支店
14.10.21	250	ときわ台駅前支店	672	ときわ台支店
14.10.21	358	宮崎台南支店	793	宮崎台支店
14.10.21	889	本八幡北口支店	077	本八幡支店
14.11.11	025	新宿新都心支店	259	新宿西口支店
14.11.18	405	一宮支店	402	名古屋駅前支店
14.12.9	532	阪神尼崎支店	419	尼崎支店

店舗移転（平成14年6月30日現在）

（店舗移転実施済み）

店番号	移設店	移転後新住所
401	名古屋中央支店	愛知県名古屋市中区錦2-18-24（名古屋支店内）
827	深川西支店	東京都江東区富岡1-6-4（深川支店内）
584	甲東園出張所	兵庫県西宮市甲東園3-2-29（甲東支店内）
033	浅草西支店	東京都台東区雷門2-17-12（浅草支店内）
614	浅草橋支店	東京都中央区日本橋馬喰町2-1-1（浅草橋南支店内）
343	厚木北支店	神奈川県厚木市中町2-3-5（厚木支店内）
519	十三駅前支店	大阪府大阪市淀川区十三本町1-6-27（十三支店内）
571	和歌山北支店	和歌山県和歌山市六番丁10（和歌山支店内）
754	池田南口支店	大阪府池田市栄町10-2（池田支店内）
166	小阪支店	大阪府東大阪市小阪本町1-2-3（河内小阪支店内）
476	静岡北支店	静岡県静岡市追手町7-4（静岡支店内）
483	名古屋東口支店	愛知県名古屋市中村区名駅1-2-5（名古屋駅前支店内）
279	浜松町北支店	東京都港区浜松町2-4-1（浜松町支店内）
357	青葉台南支店	神奈川県横浜市青葉区青葉台2-5（青葉台支店内）
520	今里南支店	大阪府大阪市東成区大今里西2-17-19（今里支店内）
587	三田中央支店	兵庫県三田市中央町4-1（三田支店内）
585	塚口北出張所	兵庫県尼崎市塚口町1-12-21（塚口支店内）
911	鶴見北口支店	神奈川県横浜市鶴見区豊岡町8-26（鶴見支店内）
727	歌島橋西支店	大阪府大阪市西淀川区御幣島2-2-10（歌島橋支店内）
088	九段営業部	東京都千代田区有楽町1-1-2（本店営業部内）
450	西田辺支店	大阪府大阪市阿倍野区西田辺町1-17-11（西田辺駅前支店内）
694	目黒支店	東京都品川区上大崎2-25-5（目黒駅前支店内）
608	大泉支店	東京都練馬区東大泉1-29-1
782	亀戸北支店	東京都江東区亀戸5-2-15（亀戸支店内）
356	川西支店	兵庫県川西市小花1-7-9（川西南支店内）
243	錦糸町南支店	東京都墨田区江東橋4-27-14（錦糸町支店内）
822	小岩南支店	東京都江戸川区南小岩7-23-10（小岩支店内）
652	新小岩南支店	東京都葛飾区新小岩1-48-18（新小岩支店内）
257	砂町東特別出張所	東京都江東区北砂4-34-18（砂町支店内）
642	千住西支店	東京都足立区千住2-55（千住支店内）
342	柏東口支店	千葉県柏市柏1-2-38（柏支店内）
359	行徳駅前支店	千葉県市川市行徳駅前2-7-1（行徳支店内）
815	高円寺北口支店	東京都杉並区高円寺南4-27-12（高円寺支店内）
765	金剛北支店	大阪府大阪狭山市金剛1-1-29（金剛支店内）
539	逆瀬川駅前支店	兵庫県宝塚市逆瀬川1-1-11（逆瀬川支店内）
550	新百合ヶ丘駅前支店	神奈川県川崎市麻生区万福寺1-1-1（新百合ヶ丘支店内）
790	中野通支店	東京都中野区中野5-64-3（中野支店内）
224	西荻窪南支店	東京都杉並区西荻北2-3-5（西荻窪支店内）
429	浜甲子園支店	兵庫県西宮市甲子園七番町1-19（甲子園支店内）
325	船橋支店	千葉県船橋市本町1-7-1（船橋駅前支店内）
892	松戸西口支店	千葉県松戸市松戸1226（松戸支店内）
670	飯田橋西口支店	東京都新宿区揚場町1-18（飯田橋支店内）
545	生駒東支店	奈良県生駒市元町1-13-1（生駒支店内）
746	伊勢佐木町支店	神奈川県横浜市中区羽衣町1-3-10（横浜中央支店内）
785	大森支店	東京都大田区山王2-3-4（大森西口支店内）
336	学芸大学駅東支店	東京都目黒区鷹番3-6-4（学芸大学駅前支店内）
508	鹿児島支店	鹿児島県鹿児島市大黒町4-4（鹿児島南支店内）
838	上大岡駅前支店	神奈川県横浜市港南区上大岡西2-9-9（上大岡支店内）
766	岸和田駅前支店	大阪府岸和田市五軒屋町15-10（岸和田支店内）
704	北九州支店	福岡県北九州市小倉北区魚町1-5-16（小倉支店内）
323	自由が丘東支店	東京都目黒区自由が丘2-11-4（自由が丘支店内）
811	仙台駅前支店	宮城県仙台市青葉区中央2-2-6（仙台支店内）
063	高田馬場東支店	東京都新宿区高田馬場1-27-7（高田馬場支店内）
468	玉造西支店	大阪府大阪市中央区玉造1-5-12（玉造支店内）
145	綱島東口支店	神奈川県横浜市港北区綱島西1-7-16（綱島支店内）
331	新潟北支店	新潟県新潟市東大通1-4-2（新潟支店内）
745	藤井寺駅前支店	大阪府藤井寺市岡1-15-8（藤井寺支店内）
540	明石駅前支店	兵庫県明石市大明石町1-5-4（明石支店内）
876	大泉駅前支店	東京都練馬区東大泉1-29-1（大泉支店内）
885	小金井南支店	東京都小金井市本町5-12-4（小金井支店内）
301	札幌支店	北海道札幌市中央区北一条西4-2-2（札幌大通支店内）
807	立川駅前支店	東京都立川市曙町2-6-11（立川支店内）
260	八王子北支店	東京都八王子市旭町8-1（八王子支店内）
251	府中駅前支店	東京都府中市宮町1-41（府中支店内）
524	湊川南支店	兵庫県神戸市兵庫区湊町4-2-10（兵庫支店内）
525	六甲北支店	兵庫県神戸市灘区宮山町2-6-8（六甲支店内）

（店舗移転予定）

移転（予定）日（平成）	店番号	移設店	移転後新住所
14.7.8	829	赤羽東支店	東京都北区赤羽2-1-15（赤羽支店内）
14.7.8	752	茨木東口支店	大阪府茨木市永代町7-6（茨木支店内）
14.7.8	903	春日部駅前支店	埼玉県春日部市中央1-1-4（春日部支店内）
14.7.8	510	志木支店	埼玉県新座市東北2-35-17（新座志木支店内）
14.7.8	816	巣鴨駅前支店	東京都豊島区巣鴨2-11-1（巣鴨支店内）
14.7.8	345	所沢支店	埼玉県所沢市日吉町11-5（所沢駅前支店内）
14.7.8	528	寝屋川東支店	大阪府寝屋川市早子町16-14（寝屋川支店内）
14.7.8	724	阪神野田支店	大阪府大阪市福島区大開1-14-16（西野田支店内）
14.7.22	521	神戸中央支店	兵庫県神戸市中央区浪花町56（神戸営業部内）
14.7.22	233	五反田西口支店	東京都品川区東五反田1-14-10（五反田支店内）
14.7.22	410	三宮支店	兵庫県神戸市中央区三宮町1-5-1（三宮南支店内）
14.7.22	490	豊橋駅前支店	愛知県豊橋市広小路3-49（豊橋支店内）
14.7.22	535	姫路北支店	兵庫県姫路市呉服町54（姫路支店内）
14.7.22	768	広島北支店	広島県広島市中区紙屋町1-3-2（広島支店内）
14.7.22	631	丸ノ内仲通支店	東京都千代田区丸の内3-4-1（丸ノ内支店内）

海外 (平成14年6月30日現在)

店舗数　●支店／21　●出張所／2　●駐在員事務所／15　合計／38

アメリカ

●ニューヨーク支店
277 Park Avenue, New York,
NY 10172, U.S.A.

●ロスアンゼルス支店 *1
777 South Figueroa Street,
Suite 2600, Los Angeles,
CA 90017, U.S.A.

●ロスアンゼルス支店
サンフランシスコ出張所 *2
555 California Street, Suite 3350,
San Francisco, CA 94104, U.S.A.

●ケイマン支店
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

●シアトル駐在員事務所
1201 Third Avenue, Suite 5320,
Seattle, WA 98101, U.S.A.

ヨーロッパ・アフリカ・中東

●ロンドン支店
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.

●デュッセルドルフ支店
Prinzenallee 7, 40549 Düsseldorf,
Federal Republic of Germany

●ブラッセル支店
Avenue des Arts, 58, Bte. 18,
1000 Brussels, Belgium

●パリ支店
20, Rue de la Ville l'evêque,
75008 Paris, France

●マドリード駐在員事務所
Serrano 16, 28001 Madrid, Spain

●カイロ駐在員事務所
12th Floor, Nile Tower Building,
21-23 Giza Street, Giza, Cairo,
Arab Republic of Egypt

●ヨハネスブルグ駐在員事務所
Suite No. 2, Ground Floor,
Gleneagles Building, Fairway
Office Park, 52 Grosvenor Road,
Bryanston, Sandton, South Africa
(Postal address: Private Bag x134
Bryanston 2021, South Africa)

●バハレーン駐在員事務所
No. 406 & 407 (Entrance 3, 4th
Floor) Manama Centre,
Government Road, Manama,
State of Bahrain

●テヘラン駐在員事務所
4th Floor, 80 Nezami Gangavi
Street, Vali-e-Asr Avenue, Tehran
14348, Islamic Republic of Iran

アジア・オセアニア

●香港支店
7th, 8th Floor, One International
Finance Centre, 1 Harbour View
Street, Central, Hong Kong
Special Administrative Region,
The People's Republic of China

●シンガポール支店
3 Temasek Avenue #06-01,
Centennial Tower, Singapore
039190, Singapore

●台北支店
Aurora International Building 9F,
No. 2, Sec. 5, Hsin Yi Rd., Taipei,
Taiwan

●ソウル支店
Young Poong Bldg. 7F, 33,
Seorin-Dong, Jongno-gu,
Seoul, 110-752, Korea

●バンコック支店
Boon-Mitr Building, 138 Silom
Road, Bangkok 10500, Thailand

●アユタヤ支店
3rd Floor, Bank of Asia Building,
5-255, Pailing, Ayudhya District,
Ayudhya Province, Thailand

●チョンブリ支店
6th Floor, Bangkok Bank Building,
98, Sukhumvit Road,
Sriracha District,
Chonburi Province, Thailand

●広州支店
31F, Office Tower, CITIC Plaza,
233 Tianhe North Road, Guangzhou,
The People's Republic of China

●上海支店
30F, HSBC Tower, 101 Yin Cheng
East Road, Pudong New Area,
Shanghai, The People's Republic
of China

●天津支店
Room No. 1210, Tianjin
International Building, No. 75 Nan
Jing Lu, Tianjin, The People's
Republic of China

●蘇州支店
10th Floor-D, Kings Tower,
12 Shishan Road, Suzhou New
District, Suzhou, Jiangsu,
The People's Republic of China

●ラブアン支店
Level 12 (B&C), Main Office
Tower, Financial Park Labuan,
Jalan Merdeka, 87000 Labuan,
Federal Territory, Malaysia

●ラブアン支店
クアラルンプール出張所
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia

●ムンバイ支店
Jolly Maker Chambers No. 2, 15th
Floor, 225, Nariman Point,
Mumbai 400021, India

●ニューデリー支店
Dr.Gopal Das Bhawan, Ground
Floor, 28 Barakhamba Road,
New Delhi 110001, India

●中国総代表処
2902, Jing Guang Centre, Hujialou,
Chaoyang District, Beijing,
The People's Republic of China

●大連駐在員事務所
Room No. 703, Dalian Civil
Aviation Hotel, 143 Zhong Shan Lu,
Dalian, The People's Republic of
China

●重慶駐在員事務所
3F, Holiday Inn Yangtze Chongqing,
15 Nan Ping Bei Lu, Chongqing,
The People's Republic of China

●瀋陽駐在員事務所
Room No. 606, Gloria Plaza Hotel
Shenyang, No. 32 Yingbin Street,
Shenhe District, Shenyang,
The People's Republic of China

●ジャカルタ駐在員事務所
Summitmas II, 8th Floor, Jl.
Jendral. Sudirman Kav. 61-62,
Jakarta 12190, Indonesia

●クアラルンプール駐在員事務所
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia

●ホーチミン駐在員事務所
Unit C, 4th Floor, OSIC Building,
8 Nguyen Hue Street, District 1,
Ho Chi Minh City, Vietnam

●マニラ駐在員事務所
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines

●ヤンゴン駐在員事務所
Room No. 603-604, 6th Floor, FMI
Centre, 380 Bogyoke Aung San
Street, Yangon, Myanmar

*1. ロスアンゼルス支店は、平成14年7月1日付けでニューヨーク支店ロスアンゼルス出張所になります。
*2. ロスアンゼルス支店サンフランシスコ出張所は、平成14年7月1日付けでニューヨーク支店サンフランシスコ出張所になります。



●支店
●出張所
●駐在員事務所

業務内容

1. 預金業務

(1) 預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

(2) 譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

(1) 貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

(2) 手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 附帯業務

(1) 債務の保証(支払承諾)

(2) 有価証券の貸付

(3) 公共債の引受および窓口販売業務

(4) 金銭債権の取得および譲渡(コマーシャルペーパー等の取り扱い)

(5) 公共債の募集・管理の受託業務

(6) 代理業務(中小企業金融公庫、国民生活金融公庫等の代理貸付業務等)

(7) 金銭出納事務等(地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等)

(8) 保護預りおよび貸金庫業務

(9) 両替業務

(10) 金融等デリバティブ・有価証券店頭デリバティブ取引等

(11) 金の売買

(12) 証券投資信託の受益証券の窓口販売業務

(13) 保険募集業務

業績および財務データ

業績の概要と分析

平成13年度の連結・単体決算の概要は以下のとおりとなりました。なお、増減の基準となります前年度の計数、および表中の平成12年度の計数は、原則としてさくら銀行・住友銀行両行の計数を合算して表示しております。

連結決算の概要

I 業績

平成13年度連結決算は、連結子会社144社（国内98社・海外46社）、持分法適用会社38社（国内10社・海外28社）を対象としています。平成12年度に比べ、連結子会社、持分法適用会社はそれぞれ5社、3社減少しました。

平成13年度連結決算は、連結粗利益が前期比2,398億円増加して2兆777億円となりましたが、これに営業経費、貸倒償却引当費用等を加減した経常損益は不良債権処理の増加等による単体の大幅な減益を主な要因として、前期比1兆752億円減少して5,806億円の損失となりました。これに特別損益、法人税等、少数株主利益を加減した当期純損益は前期比5,963億円減少して4,639億円の損失となりました。

また、平成13年度末の預金残高は、前期末比1兆9,369億円増加して64兆9,860億円となり、貸出金残高は、前期末比1兆8,915億円減少して63兆6,456億円、有価証券残高は、前期末比6兆6,179億円減少して20兆6,946億円となりました。なお、平成13年度より「その他有価証券（含むその他の金銭の信託）」について時価評価を実施しています。すなわち、その他有価証券については時価で連結貸借対照表に計上し、取得価額と時価との差額（評価差額）については損益計算書には反映せず、税効果を勘案したうえで連結貸借対照表の資本の部に「その他有価証券評価差額金」として計上しています。平成13年度末の評価差額は△4,993億円、その他有価証券評価差額金は△3,048億円となりました。その結果、総資産は平成12年度末比11兆2,377億円減の108兆50億円となりました。

■連結子会社・持分法適用会社数

（単位：社）

	平成12年度	平成13年度	増 減
連結子会社数	149	144	△5
持分法適用会社数	41	38	△3

■損益の状況

（単位：百万円）

	平成12年度	平成13年度	増 減
連結粗利益	1,837,905	2,077,681	239,776
資金利益	1,323,534	1,449,783	126,249
役務取引等利益	316,315	319,532	3,217
特定取引利益	109,036	129,432	20,396
その他業務利益	89,016	178,932	89,916
営業経費	△940,889	△935,553	5,336
貸倒償却引当費用	△992,909	△1,703,363	△710,454
貸出金償却	△814,423	△391,923	422,500
個別貸倒引当金繰入額	△258,539	△681,457	△422,918
一般貸倒引当金繰入額	209,539	△527,445	△736,984
その他	△129,484	△102,537	26,947
株式等関係損益	468,467	△17,808	△486,275
持分法による投資損益	44,362	2,964	△41,398
その他	77,681	△4,547	△82,228
経常利益（△は経常損失）	494,617	△580,628	△1,075,245
特別損益	△89,102	△23,710	65,392
税金等調整前当期純利益（△は当期純損失）	405,514	△604,338	△1,009,852
法人税、住民税及び事業税	△65,530	△101,860	△36,330
法人税等調整額	△198,227	289,305	487,532
少数株主利益	△9,346	△46,993	△37,647
当期純利益（△は当期純損失）	132,408	△463,887	△596,295
＜参考＞連結業務純益（単位：億円）	8,332	9,919	1,587

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）
2. 連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋連結子会社経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

■資産・負債・資本勘定

（単位：百万円）

	平成13年3月末	平成14年3月末	増減
資産	119,242,661	108,005,001	△11,237,660
うち貸出金	65,537,091	63,645,586	△1,891,505
うち有価証券	27,312,498	20,694,632	△6,617,866
負債	114,239,104	104,108,534	△10,130,570
うち預金	63,049,051	64,985,976	1,936,925
少数株主持分	990,595	983,847	△6,748
資本勘定	4,012,960	2,912,619	△1,100,341

II 有価証券の評価損益

平成14年3月末の有価証券の評価損益は、平成13年4月比（合併承継処理後対比）8,239億円減少して4,984億円の評価損になりました。このうち、時価会計制度の導入に伴い、当期より適用する資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、平成13年4月比8,249億円減少して、4,993億円の評価損となりました。

「その他有価証券」の評価損益が大幅に減少したのは、景気低迷状況が持続していることに加え、米国における同時多発テロ事件を契機とする世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が平成13年4月比6,034億円減少したことが主な要因です。

■有価証券の評価損益

（単位：百万円）

	平成13年4月（合併後）			平成14年3月末			
	評価損益	評価益	評価損	評価損益	平成13年4月（合併後）比	評価益	評価損
満期保有目的	△80	49	△130	892	972	1,262	△370
その他有価証券	329,150	661,071	△331,920	△495,507	△824,657	260,042	△755,549
株式	94,089	408,737	△314,648	△509,305	△603,394	192,620	△701,926
債券	110,453	113,651	△3,195	36,459	△73,994	58,810	△22,351
その他	124,605	138,680	△14,074	△22,661	△147,266	8,610	△31,271
その他の金銭の信託	△3,614	811	△4,426	△3,825	△211	135	△3,960
合計	325,454	661,931	△336,478	△498,440	△823,894	261,440	△759,881
株式	94,089	408,737	△314,648	△509,305	△603,394	192,620	△701,926
債券	110,456	113,654	△3,196	36,634	△73,822	59,303	△22,669
その他	120,907	139,538	△18,630	△25,769	△146,676	9,515	△35,284

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 平成14年3月末の株式については主として期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のある「その他有価証券」を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成14年3月末における「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

III 連結自己資本比率

平成14年3月末の連結自己資本比率（国際統一基準）は、10.45％となりました（詳細は131ページの「自己資本比率」をご参照ください）。

自己資本比率の分子となる自己資本は、合併承継処理やその他有価証券の評価差損をTier1（基本的項目）に計上したことなどのため、7兆608億円となりました。また、分母となるリスク・アセットは、合併承継処理やその他有価証券への時価会計導入等によるオンバランス資産の減少を主因として、67兆5,480億円となりました。

■連結自己資本比率の状況（国際統一基準）

（単位：百万円）

	平成13年3月末		平成14年3月末
	さくら銀行	住友銀行	
Tier 1（基本的項目）	2,496,449	2,258,261	3,719,366
Tier 2（補完的項目）	1,351,627	1,995,364	3,504,772
控除項目	△13,752	△103,632	△163,331
自己資本　計	3,834,324	4,149,993	7,060,807
リスク・アセット	33,891,414	37,925,221	67,548,012
自己資本比率	11.31%	10.94%	10.45%

単体決算の概要

I 業績

平成13年度は、業務粗利益が前期比3,503億円増加したこと、また経費（除く臨時処理分）が300億円減少したことにより、業務純益（除く一般貸倒引当金繰入額）は、前期比3,803億円増加して1兆1,834億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、貸倒償却引当費用、株式等関係損益などの臨時的な損益を加えた後の経常損益は、5,221億円の損失となりました。不良債権処理については、最終処理を進めるとともに、将来の資産劣化リスクへの対応力の強化を目的とした債務者区分の見直し及び引当率の引き上げ等を実施したことにより、一般貸倒引当金繰入額を加えた処理額は1兆5,431億円となりました。また、株式等関係損益については、1,307億円の損失となりました。

また、経常損益に特別損益、法人税等の税金を加減した当期純損益は3,228億円の損失となりました。

II 損益の状況

業務粗利益

業務粗利益は前期比3,503億円増の1兆8,535億円となりました。このうち、国内業務粗利益においては、国債等債券損益が前期比470億円増益と好調だった一方で、企業の資金需要低迷による貸出金の減少等から資金運用利益が前期比298億円減益となったことを主因として、前期比28億円の減益となりました。一方、国際業務粗利益においては、ドル金利等の低下により外貨建トレジャリー収益が好調に推移したことや、海外現地法人からの受取配当増加等により、資金運用利益が前期比2,656億円の増益となったほか、特定取引利益が前期比341億円増益となったことなどにより、前期比3,531億円の増益となりました。

経費

経費（除く臨時処理分）は、合併によるシステム統合等に伴う費用が166億円増加したことを吸収し、前期比300億円減少して6,701億円となりました。これは、人員の削減等により人件費が222億円減少したほか、国内外店舗統廃合による施設関係費用や合併を契機とした購買費見直し等による経費の削減により物件費が40億円減少し、税金も38億円減少したことが要因です。

業務純益

以上の結果、平成13年度の業務純益（除く一般貸倒引当金繰入額）は、前期比3,803億円増益の1兆1,834億円となりました。また、一般貸倒引当金繰入額を含む業務純益は、前期比3,129億円減益の6,788億円となりました。

■ 業務純益

（単位：百万円）

	平成12年度	平成13年度	増減
資金運用利益	1,240,731	1,476,512	235,781
役務取引等利益	150,692	165,272	14,580
特定取引利益	95,385	121,289	25,904
その他業務利益	16,393	90,440	74,047
業務粗利益	1,503,203	1,853,515	350,312
（除く国債等債券損益）	(1,494,407)	(1,786,954)	(292,547)
国内業務粗利益	1,259,215	1,256,373	△2,842
国際業務粗利益	243,987	597,141	353,154
一般貸倒引当金繰入額	188,596	△504,558	△693,154
経費（除く臨時処理分）	△700,128	△670,145	29,983
人件費	△294,004	△271,788	22,216
物件費	△370,589	△366,637	3,952
税金	△35,533	△31,719	3,814
業務純益	991,670	678,811	△312,859
除く一般貸倒引当金繰入額	803,073	1,183,369	380,296
除く国債等債券損益	794,277	1,116,808	322,531

臨時損益(不良債権処理等)

臨時損益は1兆2,009億円の損失となりました。これは、1兆385億円の不良債権処理（一般貸倒引当金繰入額まで含めた貸倒償却引当費用は1兆5,431億円）を行っていること、株式等関係損益で、減損基準に基づく償却の発生等により1,307億円の損失を計上したことを主因としています。なお、不良債権処理及び不良債権の開示額については、8ページ以降の「不良債権の現状」をご覧ください。

経常損益

以上の結果、経常損益は前期比8,813億円減益の5,221億円の損失となりました。

特別損益

特別損益は、145億円の損失となりました。これは、子会社清算に伴う配当を222億円計上した一方で、リストラクチャリングの一環や合併に向けて前倒しで廃止した店舗・社宅等の不動産処理損のほか、現状復旧に係る簿価損・解体損等があり、動産不動産処分損益が142億円の損失となったことに加え、退職給付会計基準変更時差異償却を202億円計上したことを主因としています。

当期純損益

法人税、住民税及び事業税が327億円となる一方、税効果会計による法人税等調整額は2,465億円の負担軽減となりました。これらの結果、当期純損益は前期比4,607億円減益の3,228億円の損失となりました。

■経常損益・当期純損益

（単位：百万円）

	平成12年度	平成13年度	増　減
業務純益(除く一般貸倒引当金繰入額)	803,073	1,183,369	380,296
一般貸倒引当金繰入額	188,596	△504,558	△693,154
貸出金償却	△741,432	△283,895	457,537
個別貸倒引当金繰入額	△156,496	△663,184	△506,688
債権売却損失引当金繰入額	△52,917	△37,034	15,883
共同債権買取機構売却損	△31,745	△8,363	23,382
延滞債権売却損等	△25,108	△50,589	△25,481
うち個別不良債権処理額	△1,007,698	△1,043,066	△35,368
うち特定海外債権引当勘定繰入額	2	4,546	4,544
(貸倒償却引当費用(注))	(△819,103)	(△1,543,078)	(△723,975)
株式等売却益	496,241	54,196	△442,045
株式等売却損	△66,761	△54,300	12,461
株式等償却	△118,057	△130,585	△12,528
うち株式等関係損益	311,421	△130,689	△442,110
臨時損益	△632,502	△1,200,917	△568,415
経常利益(△は経常損失)	359,167	△522,106	△881,273
うち動産不動産処分損益	△30,533	△14,201	16,332
うち退職給付会計基準変更時差異償却	△56,528	△20,167	36,361
特別損益	△86,056	△14,531	71,525
法人税、住民税及び事業税	△9,526	△32,737	△23,211
うち大阪府外形標準課税導入影響	△32,038	—	32,038
法人税等調整額	△125,747	246,522	372,269
当期純利益(△は当期純損失)	137,835	△322,852	△460,687

(注) 貸倒償却引当費用 ＝ 一般貸倒引当金繰入額 ＋ 個別不良債権処理額 ＋ 特定海外債権引当勘定繰入額

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は前期末比11兆6,449億円減少して、102兆826億円となりました。貸出金は、景気低迷状況が持続するなか、引き続き企業の資金需要が落ち込んでいることから、前期末比1兆8,195億円減少して、59兆9,284億円となりました。また、有価証券は、前期後半の金利低下局面において買い増した短期の国債の売却及び償還などにより、6兆6,170億円減少して、20兆4,430億円となりました。

負債

負債は、前期末比10兆6,415億円減少して、98兆8,861億円となりました。預金がペイオフ解禁の影響から前期末比2兆105億円増加して、61兆518億円となる一方、譲渡性預金が前期末比5兆1,109億円減少して、6兆5,775億円となりました。

資本勘定

資本勘定（純資産）は、前期末比1兆34億円減少して3兆1,965億円となりました。資本勘定が減少したのは、合併に際してさくら銀行の資産・負債を承継するにあたり、含み損のある有価証券、事業用土地の時価による受け入れや退職給付に係る未認識債務相当額の引当金計上を行ったことにより、さくら銀行の資本勘定から4,270億円控除して財産の受入処理を行ったこと、時価会計導入に伴い当期より「その他有価証券（含むその他の金銭の信託）」に係る評価損益を税効果を勘案し、「その他有価証券評価差額金」として△2,980億円を資本勘定に計上したこと、及び当期純損失を3,228億円計上したことが主な要因です。なお、2001年満期円建転換社債の転換により資本勘定は1,000億円増加しています。

平成13年度末発行済株式総数は、普通株式5,709百万株及び優先株式967百万株であり、優先株式を除いた1株当たり純資産額は332円2銭となりました。

■資産・負債・資本勘定

（単位：百万円）

	平成13年3月末	平成14年3月末	増　減
資産	113,727,498	102,082,581	△11,644,917
うち貸出金	61,747,880	59,928,368	△1,819,512
うち有価証券	27,059,978	20,442,996	△6,616,982
負債	109,527,559	98,886,088	△10,641,471
うち預金	59,041,313	61,051,813	2,010,500
うち譲渡性預金	11,688,459	6,577,539	△5,110,920
資本勘定	4,199,937	3,196,492	△1,003,445

Ⅳ 有価証券の評価損益

平成14年3月末の有価証券の評価損益は、平成13年4月比（合併承継処理後対比）6,791億円減少して4,844億円の評価損になりました。このうち、時価会計制度の導入に伴い、当期より適用する資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、平成13年4月比6,823億円減少して4,855億円の評価損となりました。

その他有価証券の評価損益が大幅に減少したのは、景気低迷状況が持続していることに加え、米国における同時多発テロ事件を契機とする世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が平成13年4月比5,947億円減少したことが主な要因です。

■有価証券の評価損益

（単位：百万円）

	平成13年4月（合併後）			平成14年3月末			
	評価損益			評価損益			
		評価益	評価損		平成13年4月（合併後）比	評価益	評価損
満期保有目的	△60	1	△61	1,146	1,206	1,165	△19
子会社・関連会社株式	△2,101	6,249	△8,351	△101	2,000	12,740	△12,841
その他有価証券	200,411	505,260	△304,849	△481,654	△682,065	244,238	△725,892
株式	93,783	387,839	△294,056	△500,897	△594,680	180,943	△681,841
債券	104,965	107,521	△2,556	37,783	△67,182	55,597	△17,814
その他	1,664	9,899	△8,236	△18,540	△20,204	7,696	△26,236
その他の金銭の信託	△3,614	811	△4,426	△3,825	△211	135	△3,960
合計	194,635	512,324	△317,690	△484,434	△679,069	258,279	△742,714
株式	91,681	394,089	△302,408	△500,999	△592,680	193,684	△694,683
債券	104,965	107,521	△2,556	38,214	△66,751	56,029	△17,814
その他	△2,012	10,713	△12,725	△21,650	△19,638	8,566	△30,216

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2. 平成14年3月末の株式のうち子会社・関係会社株式に該当しないものについては期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のある「その他有価証券」を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成14年3月末における「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を記載しております。

Ⅴ 配当政策

当行は、銀行業の公共性に鑑み、健全経営確保の観点から、資本の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

当期の期末配当については、大幅な損失計上となりましたため、内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要があることから、普通株式は1株当たり4円（年間4円、前年比2円減額）といたしました。

なお、優先株式は、所定の配当（1株当たり、第1回第一種優先株式は10円50銭、第2回第一種優先株式は28円50銭、第五種優先株式は13円70銭）といたしました。

連結財務諸表

当連結会計年度の当行の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。また、それ以前の連結会計年度の連結財務諸表については、証券取引法第193条の2の規定に基づき、株式会社さくら銀行については監査法人太田昭和センチュリー(現 新日本監査法人)及び監査法人トーマツの、株式会社住友銀行については朝日監査法人の監査証明をそれぞれ受けております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

(単位：百万円)

科目	平成12年度末 平成13年3月31日現在	平成13年度末 平成14年3月31日現在
(資産の部)		
現金預け金	7,519,865	5,632,296 [※8]
コールローン及び買入手形	507,614	720,154
買現先勘定	2,905,306	793,266
買入金銭債権	259,016	461,879
特定取引資産	2,490,982	3,278,105 [※2, 8]
金銭の信託	75,120	33,860
有価証券	27,312,498	20,694,632 [※1, 2, 8]
貸出金	65,537,091	63,645,586 [※3, 4, 5, 6, 7, 8, 9]
外国為替	738,761	795,755 [※7]
その他資産	5,657,250	6,447,644 [※2, 8]
動産不動産	1,566,892	1,207,589 [※8, 11, 12]
リース資産	827,134	927,120 [※12]
繰延税金資産	1,156,514	1,882,464
再評価に係る繰延税金資産	—	726 [※11]
連結調整勘定	6,224	18,518
支払承諾見返	3,951,237	3,625,047
貸倒引当金	△1,268,853	△2,159,649
資産の部合計	**119,242,661**	**108,005,001**
(負債の部)		
預金	63,049,051	64,985,976 [※8]
譲渡性預金	11,646,971	6,662,097
コールマネー及び売渡手形	9,941,070	10,775,484 [※8]
売現先勘定	5,262,187	1,468,504 [※8]
コマーシャル・ペーパー	1,736,153	1,167,500
特定取引負債	1,270,014	2,331,500 [※8]
借用金	3,460,782	2,889,907 [※8, 13]
外国為替	250,907	299,610
社債	3,195,061	3,505,820 [※14]
転換社債	101,106	1,106
債券貸付取引担保金	4,607,098	3,174,799 [※8]
その他負債	5,413,152	2,861,669 [※8, 10]
賞与引当金	—	21,606
退職給付引当金	39,688	147,972
債権売却損失引当金	145,266	86,371
特別法上の引当金	651	336
繰延税金負債	24,640	39,206
再評価に係る繰延税金負債	144,055	64,015 [※11]
支払承諾	3,951,237	3,625,047 [※8]
負債の部合計	**114,239,104**	**104,108,534**
少数株主持分	**990,595**	**983,847**
(資本の部)		
資本金	1,795,554	1,326,746
資本準備金	1,542,601	1,326,758 [※15]
再評価差額金	230,669	121,244 [※11]
連結剰余金	515,984	475,357 [※15]
その他有価証券評価差額金	—	△304,837
為替換算調整勘定	△53,110	△15,174
計	4,031,701	2,930,095
自己株式	△46	△283
子会社の所有する親会社株式	△18,692	△17,191
資本の部合計	**4,012,960**	**2,912,619**
負債、少数株主持分及び資本の部合計	**119,242,661**	**108,005,001**

(注) 1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度末につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

連結損益計算書

(単位：百万円)

科目	平成12年度 平成12年4月1日から 平成13年3月31日まで	平成13年度 平成13年4月1日から 平成14年3月31日まで
経常収益	**4,449,177**	**3,779,702**
資金運用収益	2,435,884	2,176,685
貸出金利息	1,647,263	1,420,950
有価証券利息配当金	328,449	318,508
コールローン利息及び買入手形利息	12,480	5,189
買現先利息	10,861	8,399
預け金利息	318,624	186,892
その他の受入利息	118,202	236,745
役務取引等収益	412,097	387,280
特定取引収益	111,183	129,450
その他業務収益	649,681	845,583
リース料収入	338,282	380,904
割賦売上高	144,151	154,934
その他の業務収益	69,626	309,744
その他経常収益	840,328	240,702 ※1
経常費用	**3,954,560**	**4,360,330**
資金調達費用	1,112,348	726,901
預金利息	607,985	331,670
譲渡性預金利息	35,855	15,406
コールマネー利息及び売渡手形利息	29,138	10,378
売現先利息	22,224	29,238
コマーシャル・ペーパー利息	5,908	1,590
借用金利息	100,690	64,020
社債利息	102,681	86,829
転換社債利息	408	97
その他の支払利息	207,453	187,670
役務取引等費用	95,781	67,747
特定取引費用	2,146	17
その他業務費用	560,664	666,651
賃貸原価	289,660	328,670
割賦原価	128,186	139,197
その他の業務費用	87,346	198,783
営業経費	940,889	935,553 ※2
その他経常費用	1,242,727	1,963,458
貸倒引当金繰入額	48,973	1,204,335
その他の経常費用	1,193,753	759,123 ※3
経常利益（△は経常損失）	**494,617**	**△580,628**
特別利益	**52,021**	**29,428**
動産不動産処分益	4,920	4,426
償却債権取立益	2,574	1,305
証券取引責任準備金取崩額	—	315
その他の特別利益	44,525	23,381 ※4
特別損失	**141,124**	**53,138**
動産不動産処分損	38,827	27,478
証券取引責任準備金繰入額	2	—
その他の特別損失	102,293	25,659 ※5
税金等調整前当期純利益（△は税金等調整前当期純損失）	**405,514**	**△604,338**
法人税、住民税及び事業税	**65,530**	**101,860**
法人税等調整額	**198,227**	**△289,305**
少数株主利益	**9,346**	**46,993**
当期純利益（△は当期純損失）	**132,408**	**△463,887**

(注) 1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

連結剰余金計算書

（単位：百万円）

科目	平成12年度 平成12年4月1日から 平成13年3月31日まで	平成13年度 平成13年4月1日から 平成14年3月31日まで
連結剰余金期首残高	**451,734**	**319,924**
連結剰余金増加高	**12,978**	**741,468**
再評価差額金の取崩に伴う剰余金増加高	12,040	60,132
持分法適用会社の除外に伴う剰余金増加高	938	—
合併に伴う剰余金増加高	—	309,177
連結子会社の合併に伴う剰余金増加高	—	2,778
連結子会社の増加に伴う剰余金増加高	—	10,936
持分法適用会社の増加に伴う剰余金増加高	—	828
資本準備金の取崩に伴う剰余金増加高	—	357,614
連結剰余金減少高	**81,136**	**122,148**
配当金	58,104	11,199
合併交付金	17,853	—
連結子会社の減少に伴う剰余金減少高	0	—
連結子会社の合併に伴う剰余金減少高	5,177	4,465
連結子会社の増加に伴う剰余金減少高	—	106,479
持分法適用会社の増加に伴う剰余金減少高	—	3
当期純利益（△は当期純損失）	**132,408**	**△463,887**
連結剰余金期末残高	**515,984**	**475,357**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

連結財務諸表

連結キャッシュ・フロー計算書

（単位：百万円）

科目	平成12年度 平成12年4月1日から 平成13年3月31日まで	平成13年度 平成13年4月1日から 平成14年3月31日まで
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	405,514	△604,338
動産不動産減価償却費	26,140	—
減価償却費	35,123	—
動産不動産等減価償却費	—	96,374
リース資産減価償却費	268,700	306,044
連結調整勘定償却額	8,648	4,806
持分法による投資損益（△）	△44,362	△2,964
貸倒引当金の増加額	△423,540	884,174
債権売却損失引当金の増加額	△68,606	△58,895
賞与引当金の増加額	—	21,606
退職給与引当金の増加額	△41,371	—
退職給付引当金の増加額	△20,303	△42,469
資金運用収益	△2,435,884	△2,176,685
資金調達費用	1,112,348	726,901
有価証券関係損益（△）	△500,932	△64,057
金銭の信託の運用損益（△）	△804	56
為替差損益（△）	△152,074	△160,717
動産不動産処分損益（△）	33,907	23,052
リース資産処分損益（△）	3,575	995
営業譲渡益	—	△5,000
特定取引資産の純増（△）減	569,421	△757,328
特定取引負債の純増減（△）	243,931	1,030,514
特定取引未払金の純増減（△）	△588,359	—
貸出金の純増（△）減	1,740,915	1,794,503
預金の純増減（△）	2,005,338	1,887,932
譲渡性預金の純増減（△）	1,254,054	△4,989,141
借用金（劣後特約付借入金を除く）の純増減（△）	△612,280	△456,519
有利息預け金の純増（△）減	△1,087,125	2,018,942
預け金（日銀預け金を除く）の純増（△）減	△902,846	—
コールローン等の純増（△）減	△2,787,443	1,904,425
債券借入取引担保金の純増（△）減	27,544	△2,196,808
コールマネー等の純増減（△）	5,185,675	△3,020,667
コマーシャル・ペーパーの純増減（△）	1,077,095	△569,827
債券貸付取引担保金の純増減（△）	521,298	△1,715,984
外国為替（資産）の純増（△）減	△45,906	△56,299
外国為替（負債）の純増減（△）	57,307	48,749
普通社債の発行・償還による純増減（△）	679,420	359,901
資金運用による収入	2,360,875	2,342,208
資金調達による支出	△1,277,801	△829,888
その他	206,821	△1,070,901
小計	6,834,014	△5,327,304
法人税等の支払額	△57,835	△54,205
営業活動によるキャッシュ・フロー	**6,776,178**	**△5,381,510**
Ⅱ 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△45,283,928	△39,722,661
有価証券の売却による収入	21,689,226	32,828,672
有価証券の償還による収入	16,875,074	12,828,207
金銭の信託の増加による支出	△100,471	△5,011
金銭の信託の減少による収入	208,777	42,663
動産不動産の取得による支出	△168,019	△73,354
動産不動産の売却による収入	81,844	134,704
リース資産の取得による支出	△314,383	△342,964
リース資産の売却による収入	35,590	37,736
連結範囲の変更を伴う子会社株式の取得による支出	△2,684	△599
連結範囲の変更を伴う子会社株式の売却による収入	5,083	416
営業譲渡による収入	—	5,000
投資活動によるキャッシュ・フロー	**△6,973,889**	**5,732,808**
Ⅲ 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	122,283	128,000
劣後特約付借入金の返済による支出	△371,774	△278,000
劣後特約付社債・転換社債の発行による収入	254,000	201,198
劣後特約付社債・転換社債の償還による支出	△476,181	△262,361
配当金支払額	△58,111	△11,101
合併交付金支払額	—	△17,839
少数株主からの払込みによる収入	14,000	9,000
少数株主への配当金支払額	△7,666	△39,064
自己株式の取得による支出	△1,349	△8,539
自己株式の売却による収入	1,134	8,286
子会社の所有する親会社株式の売却による収入	—	1,607
財務活動によるキャッシュ・フロー	**△523,666**	**△268,813**
Ⅳ 現金及び現金同等物に係る換算差額	**3,355**	**3,595**
Ⅴ 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	**△718,021**	**86,079**
Ⅵ 現金及び現金同等物の期首残高	**2,731,303**	**868,132**
Ⅶ 合併に伴う現金及び現金同等物の増加額	**—**	**1,075,527**
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	**—**	**2,544**
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	**2,219**	**96,459**
Ⅹ 現金及び現金同等物の期末残高	**2,015,501**	**2,128,742**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度　平成13年4月1日から平成14年3月31日まで）

1. 連結の範囲に関する事項

（1）連結子会社　144社

主要な会社名

株式会社みなと銀行
株式会社関西銀行
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

株式会社さくら銀行との合併により、株式会社みなと銀行他72社を連結子会社といたしました。また、三生信用保証株式会社他4社は株式の取得等により、当連結会計年度より連結子会社としております。

さくら証券株式会社他17社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社　5社

主要な会社名

SBCS Co., Ltd.

SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により、当連結会計年度より持分法適用の子会社としております。

（2）持分法適用の関連会社　33社

主要な会社名

大和証券エスエムビーシー株式会社
株式会社クオーク

ソニー銀行株式会社他1社は株式の取得等により、BSL Leasing Company, Ltd.（旧会社名Bangkok SMBC Leasing Co., Ltd.）他4社は株式会社さくら銀行との合併等により、当連結会計年度より持分法適用の関連会社といたしました。

持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.（旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.）他2社は、清算により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。

9月末日　5社
10月末日　1社
12月末日　54社
1月末日　1社
3月末日　83社

当連結会計年度より、海外連結子会社1社において、決算日を従来の1月末日から3月末日へ変更しているため、連結財務諸表上、同社の損益は平成13年2月1日から平成14年3月31日までの14カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（2）9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は上記（1）及び（2）①と同じ方法により行っております。

（3）デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) **減価償却の方法**

①動産不動産及びリース資産

当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　　7年～50年

動　産　　3年～20年

連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。

(5) **貸倒引当金の計上基準**

当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,824,274百万円であります。

(6) **賞与引当金の計上基準**

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) **退職給付引当金の計上基準**

退職給付引当金（前払年金費用）は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。

(8) **債権売却損失引当金の計上基準**

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法第287条ノ2に規定する引当金であります。

(9) **特別法上の引当金の計上基準**

特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金318百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) **外貨建資産・負債の換算基準**

当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(11) **リース取引の処理方法**

当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) **リース取引等に関する収益及び費用の計上基準**

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(14) 消費税等の会計処理

当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項

三井住友カード株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】

(連結キャッシュ・フロー計算書)

前連結会計年度において区分掲記しておりました「動産不動産減価償却費」(当連結会計年度59,459百万円)及び「その他」に含まれておりました「その他資産減価償却費」(当連結会計年度36,914百万円)を、当連結会計年度においては「動産不動産等減価償却費」に含めて開示しております。

【追加情報】

1. 金融商品会計

金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当連結会計年度から次のとおり処理しております。

(1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ3,098,200百万円減少しております。

なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

(2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」、「金銭の信託」及び「買入金銭債権」が合計で499,280百万円減少し、「その他有価証券評価差額金」が△304,837百万円計上されております。

なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

2. 外貨建取引等会計処理基準

当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年4月10日)に基づき、「新外為経理基準」を適用しておりましたが、当連結会計年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。

外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

この変更による連結財務諸表への影響は軽微であります。

3. 賞与引当金の表示方法
従業員賞与の未払計上額については、連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当連結会計年度から「賞与引当金」として表示しております。この変更により、「その他負債」が21,606百万円減少し、「賞与引当金」が同額増加しております。
また、この変更に伴い、従来連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当連結会計年度から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が21,606百万円減少し、「賞与引当金の増加額」が同額増加しております。

4. 外形標準課税に係る事業税
東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、「都条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。
平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。
このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。
都条例施行に伴い、東京都に係る事業税については、前連結会計年度が8,100百万円（株式会社さくら銀行が平成13年3月期に計上した金額との合計で16,833百万円）、当連結会計年度が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前連結会計年度は経常利益が同額減少し、当連結会計年度は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,420百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は92,726百万円減少しております。
また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年6月9日大阪府条例第131号）（以下、「府条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。
平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。
このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,396百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,597百万円減少しております。
なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下、「改正府条例」）が施行されたことにより、府条例による課税標準等の特例が平成14年4月1日以後開始する連結会計年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注記事項（当連結会計年度 平成13年4月1日から平成14年3月31日まで）

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式186,268百万円及び出資金1,669百万円を含んでおります。

※2. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に827百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は3,534,532百万円、当連結会計年度末に当該処分をせずに所有しているものは533,241百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は227,484百万円、延滞債権額は3,599,750百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は102,762百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,554,371百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,484,367百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等

の額面金額は、1,300,264百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	63,325百万円
特定取引資産	621,047百万円
有価証券	9,062,227百万円
貸出金	3,239,033百万円
その他資産（延払資産等）	1,311百万円
動産不動産	547百万円

担保資産に対応する債務

預金	9,621百万円
コールマネー及び売渡手形	8,394,800百万円
売現先勘定	1,118,531百万円
特定取引負債	39,986百万円
借用金	117,463百万円
債券貸付取引担保金	2,517,123百万円
その他負債	10,888百万円
支払承諾	45,571百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,722百万円、特定取引資産296百万円、有価証券2,880,100百万円及び貸出金58,095百万円を差し入れております。

なお、動産不動産のうち保証金権利金は125,258百万円、その他資産のうち先物取引差入証拠金は20,984百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,038,063百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが24,508,364百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,071,749百万円、繰延ヘッジ利益の総額は1,156,384百万円であります。

※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日

当行	平成10年3月31日
一部の連結子会社	平成11年3月31日

同法律第3条第3項に定める再評価の方法

当行

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

一部の連結子会社

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より91,507百万円下回っております。

また、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、当行はエスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しており、一部の連結子会社は事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

再評価を行った年月日

平成14年3月31日

当該事業用土地の再評価前の帳簿価額

当行	248,659百万円
一部の連結子会社	4,280百万円

当該事業用土地の再評価後の帳簿価額

当行	169,520百万円
一部の連結子会社	2,541百万円

同法律第3条第3項に定める再評価の方法

当行

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

一部の連結子会社

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価により算出。

※12. 動産不動産の減価償却累計額は661,047百万円、リース資産の減価償却累計額は1,403,481百万円であります。
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,001,047百万円が含まれております。
※14. 社債には、劣後特約付社債1,780,041百万円が含まれております。
※15. 当行は、商法第289条第2項及び銀行法第18条第2項の規定に基づき、当連結会計年度中に法定準備金を取り崩しております。これに伴い、資本準備金は357,614百万円減少し、連結剰余金が同額増加しております。

(連結損益計算書関係)

※1. その他経常収益には、株式等売却益191,487百万円を含んでおります。
※2. 営業経費には、研究開発費1,166百万円を含んでおります。
※3. その他の経常費用には、貸出金償却391,923百万円、株式等償却148,537百万円を含んでおります。
※4. その他の特別利益は、子会社清算益18,381百万円、営業譲渡益5,000百万円であります。
※5. その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,493百万円、ソフトウェア等の除却損2,166百万円であります。

(連結キャッシュ・フロー計算書関係)

1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(単位：百万円)

	平成14年3月31日現在
現金預け金勘定	5,632,296
有利息預け金	△3,503,554
現金及び現金同等物	2,128,742

2. 重要な非資金取引の内容
(1) 株式会社さくら銀行との合併
当行と株式会社さくら銀行との合併により引継いだ資産及び負債の内訳は、次のとおりであります。

(単位：百万円)

資産	48,245,020
(うち有価証券	9,743,394)
(うち貸出金	30,575,498)
負債	46,390,838
(うち預金	28,872,248)
(うち譲渡性預金	4,661,831)

(2) 転換社債の転換

(単位：百万円)

転換社債の転換による資本金増加額	50,045
転換社債の転換による資本準備金増加額	49,954
転換による転換社債減少額	100,000

(3) 法定準備金の取り崩し

(単位：百万円)

法定準備金の取り崩しによる資本準備金減少額	357,614
法定準備金の取り崩しによる連結剰余金増加額	357,614

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

(単位：百万円)

	動産	その他	合計
取得価額相当額	17,475	237	17,713
減価償却累計額相当額	8,663	157	8,820
年度末残高相当額	8,812	80	8,893

・未経過リース料年度末残高相当額

(単位：百万円)

1年内	1年超	合計
3,055	6,130	9,185

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　4,210百万円
減価償却費相当額　3,848百万円
支払利息相当額　325百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

(単位：百万円)

	動産	その他	合計
取得価額	2,019,480	279,759	2,299,239
減価償却累計額	1,241,098	145,377	1,386,476
年度末残高	778,382	134,381	912,763

・未経過リース料年度末残高相当額

(単位：百万円)

1年内	1年超	合計
286,293	654,334	940,628

・受取リース料、減価償却費及び受取利息相当額
受取リース料　368,795百万円
減価償却費　305,584百万円
受取利息相当額　60,569百万円
・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引
(1) 借手側
・未経過リース料

(単位：百万円)

1年内	1年超	合計
20,698	126,186	146,885

(2) 貸手側
・未経過リース料

(単位：百万円)

1年内	1年超	合計
366	900	1,266

なお、上記1.、2.に記載した貸手側の未経過リース料のうち117,699百万円を借用金等の担保に提供しております。

(退職給付関係)

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

(単位：百万円)

		平成14年3月31日現在
退職給付債務	(A)	△1,175,959
年金資産	(B)	777,088
未積立退職給付債務	(C)=(A)+(B)	△398,871
会計基準変更時差異の未処理額	(D)	70,280
未認識数理計算上の差異	(E)	241,353
未認識過去勤務債務	(F)	△60,707
連結貸借対照表計上額の純額	(G)=(C)+(D)+(E)+(F)	△147,944
前払年金費用	(H)	27
退職給付引当金	(G)−(H)	△147,972

(注) 1. 厚生年金基金の代行部分を含めて記載しております。
2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。
3. 総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は19,547百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

(単位：百万円)

	平成13年度
勤務費用	26,338
利息費用	38,164
期待運用収益	△34,633
会計基準変更時差異の費用処理額	23,493
数理計算上の差異の費用処理額	5,660
過去勤務債務の費用処理額	△4,884
その他(臨時に支払った割増退職金等)	10,414
退職給付費用	64,553

(注) 簡便法を採用している連結子会社の退職給付費用は、一括して「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成14年3月31日現在
(1)割引率	2.5%～3.5%
(2)期待運用収益率	0%～5.3%
(3)退職給付見込額の期間配分方法	期間定額基準
(4)過去勤務債務の額の処理年数	主として10年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)
(5)数理計算上の差異の処理年数	主として10年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)
(6)会計基準変更時差異の処理年数	主として5年

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産	
貸倒引当金	864,823百万円
貸出金償却	411,374百万円
有価証券償却	216,211百万円
その他有価証券評価差額金	192,753百万円
税務上の繰越欠損金	127,307百万円
退職給付引当金	109,651百万円
債権売却損失引当金	33,547百万円
減価償却費	11,084百万円
その他	94,746百万円
繰延税金資産小計	2,061,500百万円
評価性引当額	△110,435百万円
繰延税金資産合計	1,951,065百万円
繰延税金負債	
レバレッジドリース	△48,644百万円
退職給付信託設定益	△23,660百万円
子会社の留保利益金	△10,209百万円
その他	△25,293百万円
繰延税金負債合計	△107,807百万円
繰延税金資産の純額	1,843,257百万円

2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

当行の法定実効税率	38.62%
(調整)	
評価性引当額	△4.45%
海外子会社からの受取配当金	△4.11%
その他	0.96%
税効果会計適用後の法人税等の負担率	31.02%

(関連当事者との取引)

関連当事者との取引について記載すべき重要なものはありません。

(1株当たり情報)

連結ベースの1株当たり純資産額	282.85円
連結ベースの1株当たり当期純損失	84.12円
連結ベースの潜在株式調整後1株当たり当期純利益	ー円

(注) 1. 連結ベースの1株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
2. 連結ベースの1株当たり当期純損失は、連結当期純損失から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
3. 連結ベースの潜在株式調整後1株当たり当期純利益につきましては、当連結会計年度は当期純損失が計上されているため、記載しておりません。

セグメント情報

1. 事業の種類別セグメント情報

当連結会計年度（平成13年4月1日から平成14年3月31日まで）

（単位：百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	—
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益（△は経常損失）	△574,055	24,589	197,277	△352,189	(228,438)	△580,628
Ⅱ 資産、減価償却費及び資本的支出						
資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	—	444,048
資本的支出	101,295	305,198	25,238	431,732	—	431,732

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
（1）銀行業……………………銀行業
（2）リース業………………リース業
（3）その他事業…………証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3.（追加情報）1.（1）に記載のとおり、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、資産が「銀行業」について、3,098,200百万円減少しております。
4.（追加情報）1.（2）に記載のとおり、当連結会計年度からその他有価証券、その他の金銭の信託の評価の方法について、金融商品に係る会計基準を適用しております。この結果、従来の方法によった場合に比べ、資産が「銀行業」について301,413百万円、「リース業」について999百万円、「その他事業」について4,325百万円それぞれ減少しております。

前連結会計年度（平成12年4月1日から平成13年3月31日まで）

株式会社さくら銀行

連結会社は銀行業以外に一部で証券、信託、リース等の事業を営んでおりますが、それらの事業の全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

株式会社住友銀行

（単位：百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	1,843,146	516,850	365,998	2,725,995	—	2,725,995
(2) セグメント間の内部経常収益	75,387	4,078	111,435	190,901	(190,901)	—
計	1,918,534	520,929	477,434	2,916,897	(190,901)	2,725,995
経常費用	1,731,682	500,251	314,034	2,545,968	(130,713)	2,415,254
経常利益	186,851	20,677	163,399	370,929	(60,187)	310,741
Ⅱ 資産、減価償却費及び資本的支出						
資産	66,438,599	1,535,527	4,544,442	72,518,569	(5,125,594)	67,392,974
減価償却費	34,981	317,022	8,748	360,752	—	360,752
資本的支出	64,749	271,022	10,721	346,493	—	346,493

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
（1）銀行業……………………銀行業
（2）リース業………………リース業
（3）その他事業…………証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル業

2. 所在地別セグメント情報

当連結会計年度（平成13年4月1日から平成14年3月31日まで）　(単位：百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	—
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益(△は経常損失)	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628
II 資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3.（追加情報）1.（1）に記載のとおり、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、資産が「日本」について、3,098,200百万円減少しております。
4.（追加情報）1.（2）に記載のとおり、当連結会計年度からその他有価証券、その他の金銭の信託の評価の方法について、金融商品に係る会計基準を適用しております。この結果、従来の方法によった場合に比べ、資産が「日本」について307,871百万円、「米州」について562百万円、「欧州」について696百万円それぞれ減少しており、「アジア・オセアニア」について2,391百万円増加しております。

前連結会計年度（平成12年4月1日から平成13年3月31日まで）　(単位：百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	3,486,279	519,525	216,216	227,154	4,449,177	—	4,449,177
(2) セグメント間の内部経常収益	228,458	165,411	80,440	78,968	553,281	(553,281)	—
計	3,714,738	684,938	296,658	306,123	5,002,460	(553,281)	4,449,177
経常費用	3,362,588	508,916	304,425	270,890	4,446,823	(492,262)	3,954,560
経常利益(△は経常損失)	352,149	176,020	△7,767	35,231	555,636	(61,018)	494,617
II 資産	108,034,900	7,373,575	3,855,317	5,221,038	124,484,831	(5,242,169)	119,242,661

(注) さくら銀行・住友銀行両行の計数を合算して表示しております。

3. 海外経常収益

(単位：百万円)

	前連結会計年度 平成12年4月1日から 平成13年3月31日まで	当連結会計年度 平成13年4月1日から 平成14年3月31日まで
海外経常収益	962,898	845,379
連結経常収益	4,449,177	3,779,702
海外経常収益の連結経常収益に占める割合	21.6%	22.4%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。
3. 前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

平成14年3月末の時価情報

有価証券関係

有価証券の範囲等

① 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

②「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

1. 売買目的有価証券

（単位：百万円）

種類	平成14年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

2. 満期保有目的の債券で時価のあるもの

（単位：百万円）

種類	平成14年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	—	240
社債	—	—	—	—	—
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. その他有価証券で時価のあるもの

（単位：百万円）

種類	平成14年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

（注）1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5. 当該連結会計年度中に売却したその他有価証券

（単位：百万円）

種類	平成13年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

6. 時価のない有価証券の主な内容及び連結貸借対照表計上額

（単位：百万円）

	平成14年3月末
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式（店頭売買株式を除く）	179,961
その他	109,478

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（単位：百万円）

種類	平成14年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,315,514	7,488,398	1,966,674	273,699
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

金銭の信託関係

1. 運用目的の金銭の信託

(単位：百万円)

種類	平成14年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(単位：百万円)

種類	平成14年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(単位：百万円)

区分	平成14年3月末
評価差額	△499,280
その他有価証券	△495,455
その他の金銭の信託	△3,825
(+) 繰延税金資産	191,016
その他有価証券評価差額金(持分相当額調整前)	△308,264
(△) 少数株主持分相当額	△4,225
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△797
その他有価証券評価差額金	△304,837

(注) その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

連結財務諸表

平成13年3月末の時価情報

有価証券関係

さくら銀行・住友銀行両行の計数を合算して表示しております。

有価証券の範囲等

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券

（単位：百万円）

種類	平成13年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,468,202	957

2. 満期保有目的の債券で時価のあるもの

（単位：百万円）

種類	平成13年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	14,409	14,412	2	2	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	18,451	18,367	△83	46	130
合計	32,860	32,780	△80	49	130

（注）時価は、前連結会計年度末日における市場価格等に基づいております。

3. その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る連結貸借対照表計上額等は次のとおりであります。

（単位：百万円）

種類	平成13年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
株式	6,520,471	6,002,746	△517,725	305,917	823,643
債券	16,636,207	16,744,058	107,850	113,651	5,799
国債	15,580,035	15,661,487	81,451	86,457	5,004
地方債	276,821	288,283	11,460	11,464	3
社債	779,349	794,287	14,937	15,728	791
その他	2,298,189	2,406,957	108,768	138,680	29,912
合計	25,454,869	25,153,762	△301,106	558,251	859,357

（注）時価は、株式については前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額に、また、それ以外については前連結会計年度末日における市場価格等に、それぞれ基づいております。

4. 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5. 当該連結会計年度中に売却したその他有価証券

（単位：百万円）

種類	平成12年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	21,922,703	694,293	83,462

6. 時価のない有価証券の主な内容及び連結貸借対照表計上額

（単位：百万円）

	平成13年3月末
満期保有目的の債券	
非上場外国証券	38,257
その他	5,091
その他有価証券	
非上場外国証券	731,769
非上場債券	541,897
非上場株式(店頭売買株式を除く)	229,732
その他	224,483

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（単位：百万円）

種類	平成13年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	7,257,659	6,699,668	3,172,322	62,863
国債	7,048,701	5,860,761	2,626,181	58,800
地方債	25,305	101,358	260,309	563
社債	183,651	737,549	285,829	3,500
その他	852,076	1,356,669	300,383	499,447
合計	8,109,736	8,056,337	3,472,706	562,310

金銭の信託関係

さくら銀行・住友銀行両行の計数を合算して表示しております。

1. 運用目的の金銭の信託

(単位：百万円)

種類	平成13年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	2,467	—

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(単位：百万円)

種類	平成13年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
その他の金銭の信託	72,652	69,012	△3,640	811	4,451

(注) 時価は、前連結会計年度末日における市場価格等に基づいております。

その他有価証券評価差額金相当額

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(単位：百万円)

区分	平成13年3月末
差額（時価－連結貸借対照表計上額）	△304,746
その他有価証券	△301,106
その他の金銭の信託	△3,640
(＋) 繰延税金資産相当額	119,760
その他有価証券評価差額金相当額(持分相当額調整前)	△184,987
(△) 少数株主持分相当額	△460
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	△29
その他有価証券評価差額金相当額	△184,556

(注) さくら銀行・住友銀行両行の計数を合算して表示しております。

平成14年3月末のデリバティブ取引情報

取引の状況に関する事項

1. 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

2. 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店に設置された特定取引部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引（ALMオペレーション）としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等デリバティブ取引を専門的に行う海外連結子会社においては、当行本体の特定取引部署に準じた目的・方針にて取引を行っております。その他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

取引の時価等に関する事項

1. 金利関連取引

（単位：百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△3,190	△3,190
	金利オプション				
	売建	574,331	—	△22	△22
	買建	701,914	—	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△248	△248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△2,548,948	△2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△5,459	△5,459
	スワップション				
	売建	1,118,152	523,065	△21,895	△21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△7,950	△7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△9,240	△9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△9,170	△9,170
	買建	188,333	62,889	2,390	2,390
合計				34,335	34,335

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は490百万円(利益)であります。
2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

2. 通貨関連取引

（単位：百万円）

区分	種類	平成14年3月末 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△46,698	△46,698
	為替予約	1,319,768	336,625	△2,439	△2,439
	通貨オプション				
	売建	11,641	2,362	△877	△877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△3,163	△3,163
	買建	457,727	457,727	6,145	6,145
合計				△46,102	△46,102

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注) 3．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円(利益)であります。
2．時価の算定
割引現在価値等により算定しております。

3. 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(単位：百万円)

区分	種類	平成14年3月末
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

3. 株式関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	55	—	0	0
	買建	211	—	0	0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	11,664	—	25	25
	その他				
	売建	98,375	21,566	△4,531	△4,531
	買建	69,016	—	796	796
合計				△3,709	△3,709

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

4. 債券関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物				
	売建	13,300	—	△78	△78
	買建	13,300	—	90	90
	債券先物オプション				
	売建	—	—	—	—
	買建	5,000	—	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△11	△11
	買建	28,155	4,953	0	0
合計				11	11

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

5. 商品関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△361	△361
	商品オプション				
	売建	5,026	4,469	△1,070	△1,070
	買建	5,026	4,469	1,107	1,107
合計				180	180

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイルに係るものであります。

6. クレジットデリバティブ取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	51,166	43,807	△774	△774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△2,584	△2,584
	買建	223,044	80,496	14,895	14,895
合計				12,965	12,965

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

平成13年3月末のデリバティブ取引情報

取引の時価等に関する事項

さくら銀行・住友銀行両行の計数を合算して表示しております。

1. 金利関連取引

（単位：百万円）

区分	種類	平成13年3月末 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	1,161,100	17,858	△868	△868
	買建	5,960,228	485,657	11,142	11,142
	金利オプション				
	売建	2,278,661	—	△835	645
	買建	732,009	—	525	264
店頭	金利先渡契約				
	売建	7,924,231	10,000	△305	△305
	買建	3,407,144	—	△748	△748
	金利スワップ	221,582,144	134,555,715	△105,025	△105,025
	受取固定・支払変動	108,177,568	65,259,340	2,329,758	2,329,758
	受取変動・支払固定	105,439,833	64,638,603	△2,418,255	△2,418,255
	受取変動・支払変動	7,325,660	4,129,367	△19,168	△19,168
	その他				
	売建	7,059,896	5,732,536	△42,559	△25,693
	買建	5,303,770	4,291,764	44,741	35,874
合計				△93,933	△84,714

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,848百万円（利益）であります。

2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

3．店頭取引中のその他はキャップ、フロアー、スワップション取引等であります。

2. 通貨関連取引

（単位：百万円）

区分	種類	平成13年3月末 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	14,883,848	7,977,865	△67,799	△67,799
	為替予約	787,136	187,702	△13,451	△13,451
	通貨オプション				
	売建	19,804	6,453	△1,583	△1,583
	買建	22,702	5,554	1,466	1,466
合計				△81,368	△81,368

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は650百万円（利益）であります。

2．時価の算定
割引現在価値等により算定しております。

3．「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。
期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（単位：百万円）

種類	平成13年3月末 契約額等	時価	評価損益
通貨スワップ	1,833,414	△69,269	△69,269

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（単位：百万円）

区分	種類	平成13年3月末 契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	58,124,028
	通貨オプション	
	売建	2,571,941
	買建	2,295,924

3. 株式関連取引

(単位：百万円)

区分	種類	平成13年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	3,039	—	137	137
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ	45,202	16,039	△805	△805
	その他				
	売建	79,457	61,219	10,685	10,685
	買建	34,947	—	△1,072	△1,072
合計				8,944	8,944

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

4. 債券関連取引

(単位：百万円)

区分	種類	平成13年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	2,188	2,000	2	2
	買建	23,066	—	112	112
	債券先物オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	21,981	19,850	0	0
	買建	25,457	18,562	0	0
合計				114	114

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

5. 商品関連取引

(単位：百万円)

区分	種類	平成13年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品オプション				
	売建	2,707	2,707	56	56
	買建	2,707	2,707	△4	△4
合計				51	51

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

6. クレジットデリバティブ取引

(単位：百万円)

区分	種類	平成13年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	42,389	33,782	△366	△366
	買建	55,966	43,746	465	465
	その他				
	売建	32,816	14,500	△8,280	△8,280
	買建	63,089	58,978	7,340	7,340
合計				△840	△840

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

財務諸表

当事業年度の当行の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
なお、銀行法第21条第1項後段の規定により公衆の縦覧に供する書類は、株式会社の監査等に関する商法の特例に関する法律（昭和49年法律第22号）により、朝日監査法人の監査を受けております。
また、前事業年度の財務諸表については、証券取引法第193条の2の規定に基づき、株式会社さくら銀行については監査法人太田昭和センチュリー（現 新日本監査法人）及び監査法人トーマツの、株式会社住友銀行については朝日監査法人の監査証明をそれぞれ受けております。なお、銀行法第21条第1項後段の規定により公衆の縦覧に供する書類は、株式会社住友銀行については株式会社の監査等に関する商法の特例に関する法律（昭和49年法律第22号）により、朝日監査法人の監査を受けております。
以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

（単位：百万円）

科目	平成12年度末 平成13年3月31日現在	平成13年度末 平成14年3月31日現在
（資産の部）		
現金預け金	**7,269,030**	**5,458,430** ※8
現金	1,434,307	1,271,992
預け金	5,834,722	4,186,438
コールローン	**211,968**	**620,406**
買現先勘定	**2,597,816**	**432,730**
買入金銭債権	**80,459**	**146,650**
特定取引資産	**2,408,485**	**2,705,648** ※8
商品有価証券	147,227	9,827 ※2
商品有価証券派生商品	19	91
特定取引有価証券派生商品	18	12
特定金融派生商品	1,089,413	1,831,961
その他の特定取引資産	1,171,806	863,755
金銭の信託	**75,120**	**33,858**
有価証券	**27,059,978**	**20,442,996** ※8
国債	15,271,104	9,599,109 ※2
地方債	323,252	429,412 ※2
社債	995,423	1,183,562
株式	7,167,612	5,595,410 ※1
自己株式	46	—
その他の証券	3,302,535	3,635,501 ※1
貸出金	**61,747,880**	**59,928,368** ※3, 4, 5, 6, 8, 9
割引手形	1,106,683	857,827 ※7
手形貸付	7,917,251	7,897,569
証書貸付	40,631,304	39,435,408
当座貸越	12,092,638	11,737,562
外国為替	**723,498**	**779,142**
外国他店預け	82,409	48,491
外国他店貸	83,849	131,166
買入外国為替	333,402	358,880 ※7
取立外国為替	223,835	240,604
その他資産	**4,409,648**	**5,344,106**
未決済為替貸	7,942	29,087
前払費用	50,691	5,650
未収収益	603,834	362,359
先物取引差入証拠金	19,853	20,653
先物取引差金勘定	5,032	155
保管有価証券等	1,111,657	825
金融派生商品	1,211,981	1,396,901
社債発行差金	148	220
債券借入取引担保金	823,711	3,020,519
その他の資産	574,790	507,732
動産不動産	**871,749**	**890,981** ※11, 12, 13
土地建物動産	716,740	788,197
建設仮払金	4,582	2,606
保証金権利金	150,426	100,177
繰延税金資産	**1,074,671**	**1,741,114**
支払承諾見返	**6,293,027**	**5,529,996**
貸倒引当金	**△1,095,841**	**△1,971,849**
資産の部合計	**113,727,498**	**102,082,581**

財務諸表

（単位：百万円）

科目	平成12年度末 平成13年3月31日現在	平成13年度末 平成14年3月31日現在
（負債の部）		
預金	**59,041,313**	**61,051,813**
当座預金	4,264,958	4,598,808
普通預金	15,713,559	23,915,577
貯蓄預金	1,434,340	1,314,621
通知預金	10,543,734	6,241,545
定期預金	23,312,465	20,932,561
定期積金	19	0
その他の預金	3,772,234	4,048,698
譲渡性預金	**11,688,459**	**6,577,539**
コールマネー	**5,898,509**	**3,883,991** ※8
売現先勘定	**4,857,211**	**1,100,446** ※8
売渡手形	**4,032,500**	**6,868,800** ※8
コマーシャル・ペーパー	**1,637,200**	**1,001,000**
特定取引負債	**1,180,506**	**1,797,086**
売付商品債券	14,326	—
商品有価証券派生商品	0	79
特定取引有価証券派生商品	9	0
特定金融派生商品	1,166,169	1,797,006
借用金	**3,985,126**	**3,406,286** ※8
再割引手形	54,993	58,784
借入金	3,930,131	3,347,501 ※14
外国為替	**250,712**	**300,162**
外国他店預り	137,701	192,766
外国他店借	64,419	56,057
売渡外国為替	25,141	27,822
未払外国為替	23,449	23,514
社債	**1,470,607**	**2,133,754** ※15
転換社債	**101,106**	**1,106**
その他負債	**8,809,198**	**4,962,176**
未決済為替借	7,750	7,886
未払法人税等	11,760	31,874
未払費用	299,937	166,950
前受収益	47,787	37,055
給付補てん備金	0	—
従業員預り金	40,292	46,253
先物取引受入証拠金	1,342	860
先物取引差金勘定	7,826	795
借入商品債券	55,400	—
借入有価証券	1,054,991	—
金融派生商品	755,218	887,205
繰延ヘッジ利益	47,986	92,987 ※10
債券貸付取引担保金	4,607,098	3,162,009 ※8
約定取引未払金	524,109	—
その他の負債	1,347,693	528,297
賞与引当金	**—**	**11,342**
退職給付引当金	**14,054**	**116,854**
債権売却損失引当金	**137,972**	**80,576**
特別法上の引当金	**17**	**18**
金融先物取引責任準備金	17	18
再評価に係る繰延税金負債	**130,030**	**63,137** ※11
支払承諾	**6,293,027**	**5,529,996** ※8
負債の部合計	**109,527,559**	**98,886,088**
（資本の部）		
資本金	**1,795,554**	**1,326,746** ※16, 19
資本準備金	**1,542,601**	**1,326,758** ※18
利益準備金	**239,120**	**—** ※18
再評価差額金	**209,583**	**100,346** ※11
その他の剰余金	**413,077**	**740,874** ※17
その他の資本剰余金	—	357,614
資本準備金減少差益	—	357,614 ※18
任意積立金	221,563	221,560
海外投資等損失準備金	61	58
行員退職積立金	1,490	1,656
行員退職給与基金	166	—
別途準備金	219,845	219,845
当期未処分利益	191,513	161,699 ※18
その他有価証券評価差額金	**—**	**△297,950**
自己株式	**—**	**△283**
資本の部合計	**4,199,937**	**3,196,492**
負債及び資本の部合計	**113,727,498**	**102,082,581**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度末につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

財務諸表

損益計算書

（単位：百万円）

科目	平成12年度 平成12年4月1日から 平成13年3月31日まで	平成13年度 平成13年4月1日から 平成14年3月31日まで
経常収益	**3,289,556**	**2,791,405**
資金運用収益	**2,275,679**	**2,192,961**
貸出金利息	1,501,144	1,256,848
有価証券利息配当金	348,176	504,732
コールローン利息	10,229	4,432
買現先利息	1,614	1,781
買入手形利息	878	27
預け金利息	313,817	185,085
金利スワップ受入利息	—	173,443
その他の受入利息	99,815	66,611
役務取引等収益	**231,780**	**239,645**
受入為替手数料	101,639	100,509
その他の役務収益	130,140	139,135
特定取引収益	**95,385**	**121,414**
商品有価証券収益	5,267	—
特定取引有価証券収益	606	—
特定金融派生商品収益	85,598	120,302
その他の特定取引収益	3,911	1,112
その他業務収益	**73,476**	**150,886**
外国為替売買益	15,393	10,439
国債等債券売却益	36,988	124,773
国債等債券償還益	54	—
金融派生商品収益	18,389	15,110
その他の業務収益	2,647	562
その他経常収益	**613,233**	**86,498**
株式等売却益	496,241	54,196
金銭の信託運用益	2,141	1,810
その他の経常収益	114,850	30,490※1
経常費用	**2,930,388**	**3,313,512**
資金調達費用	**1,035,641**	**716,677**
預金利息	601,538	323,249
譲渡性預金利息	35,944	14,430
コールマネー利息	26,729	8,807
売現先利息	7,512	17,379
売渡手形利息	2,095	1,253
コマーシャル・ペーパー利息	4,543	970
借用金利息	176,252	136,900
社債利息	20,854	31,187
社債発行差金償却	28	50
転換社債利息	408	97
金利スワップ支払利息	19,362	—
その他の支払利息	140,369	182,350
役務取引等費用	**81,087**	**74,373**
支払為替手数料	22,543	20,634
その他の役務費用	58,544	53,738
特定取引費用	**—**	**125**
商品有価証券費用	—	107
特定取引有価証券費用	—	17
その他業務費用	**57,082**	**60,445**
外国為替売買損	25,651	—
国債等債券売却損	23,767	50,522
国債等債券償還損	2,638	1,985
国債等債券償却	1,841	5,704
社債発行費償却	1,928	2,161
その他の業務費用	1,253	71
営業経費	**711,987**	**696,775**
その他経常費用	**1,044,585**	**1,765,115**
貸倒引当金繰入額	△38,075	1,158,947
貸出金償却	741,432	283,895
債権売却損失引当金繰入額	19,053	37,034
株式等売却損	66,761	54,300
株式等償却	118,057	130,585
金銭の信託運用損	1,223	1,867
その他の経常費用	136,131	98,485
経常利益（△は経常損失）	**359,167**	**△522,106**

（次ページに続く）

（損益計算書続き）

特別利益	**3,112**	**26,783**
動産不動産処分益	2,105	4,360
償却債権取立益	1,006	258
その他の特別利益	—	22,164※2
特別損失	**89,169**	**41,314**
動産不動産処分損	32,639	18,562
その他の特別損失	56,528	22,752※3
税引前当期純利益（△は税引前当期純損失）	**273,111**	**△536,637**
法人税、住民税及び事業税	**9,526**	**32,737**
法人税等調整額	**125,747**	**△246,522**
当期純利益（△は当期純損失）	**137,835**	**△322,852**
前期繰越利益	**94,554**	**68,994**
合併による未処分利益受入額	—	**114,169**
再評価差額金取崩額	**11,839**	**59,967**
利益準備金取崩額	—	**241,421**
中間配当額	**29,052**	—
中間配当に伴う利益準備金積立額	**5,809**	—
合併交付金	**17,853**	—
当期未処分利益	**191,513**	**161,699**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

利益処分計算書

（単位：百万円）

科目	平成12年度（株主総会承認日 平成13年6月28日）		平成13年度（株主総会承認日 平成14年6月27日）	
当期未処分利益		**82,490**		**161,699**
任意積立金取崩額		**4**		**12**
海外投資等損失準備金取崩額		4		12
計		**82,494**		**161,711**
利益処分額		**13,500**		**37,349**
利益準備金		2,300		—
第1回第一種優先株式配当金	（1株につき5円25銭）	351	（1株につき10円50銭）	703
第2回第一種優先株式配当金	（1株につき14円25銭）	1,425	（1株につき28円50銭）	2,850
第五種優先株式配当金		—	（1株につき13円70銭）	10,960
普通株式配当金	（1株につき3円）	9,423	（1株につき4円）	22,835
任意積立金		0		0
海外投資等損失準備金		0		0
次期繰越利益		**68,994**		**124,362**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. さくら銀行は、平成13年4月1日を合併期日として、住友銀行と合併し、三井住友銀行となったもので、解散会社であることから、平成12年度の利益処分計算書はございません。従いまして、平成12年度につきましては、住友銀行の計数を記載しております。

重要な会計方針（平成13年度）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

(1) 動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　　7年～50年
動　産　　3年～20年

(2) ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 繰延資産の処理方法

新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

7. 引当金の計上基準

(1) 貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。

(2) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

(3) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：
その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：
各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理しております。

(4) 債権売却損失引当金

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法第287条ノ2に規定する引当金であります。

(5) 金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

8. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

9. ヘッジ会計の方法

ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

10. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【追加情報】

1. 金融商品会計
金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年1月22日））の適用に伴い、当期から次のとおり処理しております。

(1) 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ3,098,200百万円、164,100百万円及び2,934,100百万円減少しております。

(2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「その他有価証券評価差額金」が△297,950百万円計上されております。

2. 外貨建取引等会計処理基準
従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。
外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。
資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。
なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
この変更による財務諸表への影響は軽微であります。

3. 賞与引当金の表示方法
従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が11,342百万円減少し、「賞与引当金」が同額増加しております。

4. 自己株式の表示方法
自己株式は、従来、「有価証券」に含めて計上しておりましたが、財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。

5. 外形標準課税に係る事業税
東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、「都条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。
平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。
このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が8,100百万円（株式会社さくら銀行が第11期に計上した金額との合計で16,833百万円）、当期が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,904百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は93,209百万円減少しております。
また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年6月9日大阪府条例第131号）（以下、「府条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。
平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。
このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,631百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,833百万円減少しております。
なお、大阪府に係る事業税については、平成14年5月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年大阪府条例第77号）（以下、「改正府条例」という）が施行されたことにより、府条例による課税標準等の特例が平成14年4月1日以後開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則2の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注記事項（平成13年度）

（貸借対照表関係）

※1. 子会社の株式及び出資総額1,015,094百万円

※2. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に827百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は3,193,191百万円、当期末に当該処分をせずに所有しているものは507,010百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は195,653百万円、延滞債権額は3,184,459百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は92,324百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,344,016百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,816,452百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,216,707百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	45,623百万円
特定取引資産	621,047百万円
有価証券	8,926,055百万円
貸出金	3,239,033百万円
担保資産に対応する債務	
コールマネー	1,505,000百万円
売現先勘定	1,100,446百万円
売渡手形	6,868,800百万円
借用金	98,128百万円
債券貸付取引担保金	2,504,332百万円
支払承諾	45,571百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,669百万円、特定取引資産296百万円、有価証券2,764,145百万円及び貸出金58,095百万円を差し入れております。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが21,097,495百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,057,953百万円、繰延ヘッジ利益の総額は1,150,941百万円であります。

※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。
再評価を行った年月日　平成10年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出
同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より90,526百万円下回っております。
また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。
再評価を行った年月日　平成14年3月31日
当該事業用土地の再評価前の帳簿価額
248,659百万円
当該事業用土地の再評価後の帳簿価額
169,520百万円
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

※12. 動産不動産の減価償却累計額　522,831百万円

※13. 動産不動産の圧縮記帳額　76,321百万円
（当期圧縮記帳額　―百万円）

※14. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,050,790百万円が含まれております。

※15. 社債には、劣後特約付社債625,854百万円が含まれております。

※16. 会社が発行する株式の総数

普通株式	15,000,000千株
第一種優先株式	170,000千株
第二種優先株式	250,000千株
第三種優先株式	250,000千株
第四種優先株式	300,000千株
第五種優先株式	800,000千株
発行済株式総数	
普通株式	5,709,424千株
第1回第一種優先株式	67,000千株
第2回第一種優先株式	100,000千株
第五種優先株式	800,000千株

※17. その他の剰余金のうち、商法第290条第1項第6号に規定されている時価を付したことにより増加した純資産額との関係から、利益の配当に充当することが制限されている金額は、36,980百万円であります。

財務諸表

※18. 商法第289条第2項及び銀行法第18条第2項の規定に基づき、当期中に資本準備金及び利益準備金を取り崩しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中の「資本準備金減少差益」は357,614百万円、当期未処分利益は241,421百万円増加しております。

※19. 旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成13年11月28日法律第128号)附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。

平成10年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	296千株
新株の発行価額(行使価額)	1株につき1,432円

平成11年7月30日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	393千株
新株の発行価額(行使価額)	1株につき1,628円

平成12年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	353千株
新株の発行価額(行使価額)	1株につき1,361円

平成13年7月31日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	1,149千株
新株の発行価額(行使価額)	1株につき1,035円

株式会社さくら銀行から承継した旧商法第280条ノ19第1項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成13年11月28日法律第128号)附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。

平成11年8月23日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	167千株
新株の発行価額(行使価額)	1株につき1,124円

平成12年7月25日をもって権利を付与した新株引受権

対象となる株式の種類	普通株式
対象となる株式の総数	174千株
新株の発行価額(行使価額)	1株につき1,287円

(損益計算書関係)

※1. その他の経常収益には、退職給付信託に係る信託設定益7,715百万円を含んでおります。

※2. その他の特別利益は、子会社清算に伴う配当であります。

※3. その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円であります。

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

(単位:百万円)

	動産	その他	合計
取得価額相当額	56,283	9,629	65,913
減価償却累計額相当額	25,518	3,226	28,745
期末残高相当額	30,765	6,403	37,168

・未経過リース料期末残高相当額

(単位:百万円)

1年内	1年超	合計
10,650	27,417	38,068

・当期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	11,366百万円
減価償却費相当額	10,477百万円
支払利息相当額	945百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

(単位:百万円)

1年内	1年超	合計
16,719	109,107	125,827

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位:百万円)

繰延税金資産	
貸倒引当金	737,707
貸出金償却	403,067
税務上の繰越欠損金	59,798
債権売却損失引当金	31,118
有価証券償却	205,700
その他有価証券評価差額金	187,468
退職給付引当金	98,475
減価償却費	9,130
その他	49,067
繰延税金資産小計	1,781,534
評価性引当額	△6,628
繰延税金資産合計	1,774,905
繰延税金負債	
退職給付信託設定益	△23,402
その他	△10,389
繰延税金負債合計	△33,791
繰延税金資産の純額	1,741,114

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

(単位:%)

法定実効税率	38.62
(調整)	
受取配当金益金不算入	5.30
外国税額	△3.42
合併に伴う期首税率変更	0.13
その他	△0.80
税効果会計適用後の法人税等の負担率	39.83

(1株当たり情報)

1株当たり純資産額	332.02円
1株当たり当期純損失	59.20円
潜在株式調整後1株当たり当期純利益	—円

(注) 1. 1株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」を除く)で除して算出しております。

2. 1株当たり当期純損失は、当期純損失から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」を除く)で除して算出しております。

3. 潜在株式調整後1株当たり当期純利益につきましては、当期純損失が計上されているため、記載しておりません。

財務諸表

平成14年3月末の時価情報

有価証券関係

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券

(単位：百万円)

種類	平成14年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	873,583	265

2. 満期保有目的の債券で時価のあるもの

(単位：百万円)

種類	平成14年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
国債	100,968	101,400	431	431	—
その他	26,992	27,708	715	734	19
合計	127,961	129,108	1,146	1,165	19

(注) 1. 時価は、期末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. 子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

種類	平成14年3月末		
	貸借対照表計上額	時価	差額
子会社株式	104,003	101,413	△2,589
関連会社株式	8,485	10,974	2,488
合計	112,488	112,387	△101

(注) 時価は、期末日における市場価格等に基づいております。

4. その他有価証券で時価のあるもの

(単位：百万円)

種類	平成14年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,234,755	4,733,857	△500,897	180,943	681,841
債券	10,517,923	10,555,706	37,783	55,597	17,814
国債	9,463,294	9,498,141	34,847	39,207	4,360
地方債	421,315	429,412	8,097	9,764	1,667
社債	633,314	628,153	△5,161	6,625	11,786
その他	2,775,933	2,757,392	△18,540	7,696	26,236
目的区分変更	—	—	61	61	—
合計	18,528,611	18,046,957	△481,593	244,299	725,892

(注) 1. 貸借対照表計上額は、株式については期末日前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、期末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理(以下「減損処理」という)しております。当期におけるこの減損処理額は97,140百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

5. 時価のない有価証券の主な内容及び貸借対照表計上額

(単位：百万円)

	平成14年3月末
満期保有目的の債券	
非上場外国証券	3,384
子会社・関連会社株式	
子会社株式	894,584
関連会社株式	177,502
その他	16,507
その他有価証券	
非上場債券	555,408
非上場外国証券	347,494
非上場株式(店頭売買株式を除く)	143,314
その他	112,358

金銭の信託関係

1. 運用目的の金銭の信託

(単位：百万円)

種類	平成14年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(単位：百万円)

種類	平成14年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,968	30,142	△3,825	135	3,960

(注) 1. 貸借対照表計上額は、期末日における市場価格等に基づく時価により、計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

平成13年3月末の時価情報

有価証券関係

さくら銀行・住友銀行両行の計数を合算して表示しております。

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル·ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券

(単位：百万円)

種類	平成13年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,319,035	2,123

2. 満期保有目的の債券で時価のあるもの

(単位：百万円)

種類	平成13年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
上場外国証券	13,117	13,056	△60	1	61

(注) 時価は、期末日における市場価格等に基づいております。

3. 子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

種類	平成13年3月末		
	貸借対照表計上額	時価	差額
子会社株式	101,763	99,174	△2,588
関連会社株式	8,800	9,287	486
合計	110,563	108,461	△2,101

(注) 時価は、期末日における市場価格等に基づいております。

4. その他有価証券で時価のあるもの

前期においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。

なお、その他有価証券で時価のあるものに係る貸借対照表計上額等は次のとおりであります。

(単位：百万円)

種類	平成13年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
株式	6,355,770	5,837,738	△518,032	285,018	803,051
債券	16,051,616	16,153,978	102,361	107,521	5,159
国債	15,271,095	15,350,329	79,232	84,111	4,878
地方債	257,185	268,106	10,920	10,924	3
社債	523,335	535,542	12,207	12,485	277
その他	1,864,236	1,850,061	△14,173	9,900	24,073
合計	24,271,623	23,841,778	△429,844	402,440	832,285

(注) 時価は、株式については期末前1カ月の市場価格の平均に基づいて算定された額に、また、それ以外については期末日における市場価格等に、それぞれ基づいております。

5. 時価のない有価証券の主な内容及び貸借対照表計上額

(単位：百万円)

	平成13年3月末
満期保有目的の債券	
非上場外国証券	22,537
その他	5,091
子会社・関連会社株式	
子会社株式	913,432
関連会社株式	177,328
その他	10,959
その他有価証券	
非上場外国証券	716,102
非上場債券	538,156
非上場株式(店頭売買株式を除く)	192,086
その他	132,130

金銭の信託関係

さくら銀行・住友銀行両行の計数を合算して表示しております。

1. 運用目的の金銭の信託

(単位：百万円)

種類	平成13年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
運用目的の金銭の信託	2,467	—

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

前期においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。

なお、その他の金銭に係る貸借対照表計上額等は次のとおりであります。

(単位：百万円)

種類	平成13年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
その他の金銭の信託	72,652	69,012	△3,640	811	4,451

(注) 時価は、期末日における市場価格等に基づいております。

財務諸表

平成14年3月末のデリバティブ取引情報

取引の時価等に関する事項

1. 金利関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	金利先物	15,871,971	884,187	238	238
	金利オプション	1,276,246	—	26	26
店頭	金利先渡契約	5,001,000	1,360,000	88	88
	金利スワップ	215,866,197	142,440,648	67,336	67,336
	スワップション	949,656	301,755	△2,180	△2,180
	キャップ	4,374,379	3,158,091	326	326
	フロアー	360,776	231,774	5,640	5,640
	その他	8,500	8,000	△0	△0
合計				71,475	71,475

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

2. 通貨関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	通貨スワップ	5,388,800	3,957,076	△7,681	△7,681
	その他	751,069	751,069	2,982	2,982
合計				△4,698	△4,698

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3.の取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。
3. 先物為替予約、通貨オプション等のうち、期末日に引直しを行い、その損益を損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の貸借対照表表示に反映されているものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(単位：百万円)

区分	種類	平成14年3月末
		契約額等
店頭	為替予約	41,694,524
	通貨オプション	6,898,055

3. 株式関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	有価証券店頭オプション	—	—	—	—
	有価証券店頭指数等スワップ	—	—	—	—
	その他	8	—	0	0
合計				0	0

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

4. 債券関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物	26,600	—	12	12
	債券先物オプション	5,000	—	11	11
店頭	債券店頭オプション	390	—	△11	△11
合計				11	11

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

5. 商品関連取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品スワップ	3,837	3,593	142	142
	商品オプション	10,052	8,938	37	37
合計				180	180

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイルに係るものです。

6. クレジットデリバティブ取引

(単位：百万円)

区分	種類	平成14年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション	—	—	—	—
	その他	11,340	10,057	△6,986	△6,986
合計				△6,986	△6,986

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

平成13年3月末のデリバティブ取引情報

取引の時価等に関する事項

さくら銀行・住友銀行両行の計数を合算して表示しております。

1. 金利関連取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	金利先物	6,880,932	503,515	9,075	9,075
	金利オプション	2,990,847	—	△337	1,038
店頭	金利先渡契約	2,573,372	10,000	△1,212	△1,212
	金利スワップ	170,531,197	107,021,757	△83,115	△83,115
	その他	6,081,649	4,548,311	6,017	13,676
合計				△69,570	△60,535

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

2. 通貨関連取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	通貨スワップ	6,138,730	3,150,826	3,209	3,209
	その他	—	—	—	—
合計				3,209	3,209

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。
3. 「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会・平成12年4月11日）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（単位：百万円）

区分	種類	平成13年3月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	1,806,230	△66,292	△66,292

また、同様に先物為替予約、通貨オプション等のうち、期末日に引直しを行い、その損益を損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の貸借対照表表示に反映されているものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（単位：百万円）

区分	種類	平成13年3月末
		契約額等
店頭	為替予約	57,888,066
	通貨オプション	4,863,296

3. 株式関連取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	有価証券店頭オプション	—	—	—	—
	有価証券店頭指数等スワップ	—	—	—	—
	その他	875	—	0	0
合計				0	0

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

4. 債券関連取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物	2,000	2,000	8	8
	債券先物オプション	—	—	—	—
店頭	債券先物オプション	—	—	—	—
合計				8	8

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

5. 商品関連取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品オプション	—	—	—	—
	商品スワップ	5,414	5,414	51	51
合計				51	51

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

6. クレジットデリバティブ取引

（単位：百万円）

区分	種類	平成13年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション	—	—	—	—
	その他	29,294	14,500	△8,289	△8,289
合計				△8,289	△8,289

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

損益の状況（連結）

表中の平成12年度の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■国内・海外別収支

（単位：百万円）

区分	平成12年度				平成13年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
資金運用収益	1,812,813	805,881	△182,811	2,435,884	1,819,009	589,709	△232,032	2,176,685
資金調達費用	529,224	703,823	△121,394	1,111,653	360,290	409,743	△43,361	726,673
資金運用収支	1,283,588	102,058	△61,415	1,324,231	1,458,719	179,965	△188,671	1,450,012
役務取引等収益	374,973	37,208	△84	412,097	354,832	32,591	△143	387,280
役務取引等費用	86,982	8,929	△130	95,781	63,414	4,523	△189	67,747
役務取引等収支	287,990	28,279	45	316,315	291,418	28,067	46	319,532
特定取引収益	66,464	49,464	△4,744	111,183	85,097	55,418	△11,066	129,450
特定取引費用	4,745	2,146	△4,744	2,146	17	11,066	△11,066	17
特定取引収支	61,718	47,317	—	109,036	85,080	44,352	—	129,432
その他業務収益	627,753	22,087	△158	649,681	816,461	29,940	△818	845,583
その他業務費用	522,862	37,884	△81	560,664	649,877	16,787	△13	666,651
その他業務収支	104,889	△15,798	△76	89,016	166,583	13,153	△804	178,932

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成12年度695百万円、平成13年度228百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。
なお、平成12年度の合算計数のうち、さくら銀行の計数については、資金運用収益・費用は国内・海外各々相殺前の金額を、相殺消去額は全体での金額を記載しております。また、役務取引等収益・費用、特定取引収益・費用、その他業務収益・費用は国内・海外各々相殺消去後の金額を記載しております。

■資金運用・調達勘定平均残高、利息、利回り

国内

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	83,391,233	1,812,813	2.17%	84,574,993	1,819,009	2.15%
うち貸出金	60,184,475	1,301,637	2.16	57,973,398	1,161,518	2.00
うち有価証券	19,218,107	324,707	1.69	22,156,662	433,302	1.96
うちコールローン及び買入手形	569,697	6,890	1.21	336,582	2,589	0.77
うち買現先勘定	278,995	1,137	0.41	1,197,172	880	0.07
うち預け金	2,277,637	133,684	5.87	1,934,334	75,625	3.91
資金調達勘定	80,360,198	529,224	0.66	82,843,054	360,290	0.43
うち預金	53,292,606	248,589	0.47	54,312,471	125,876	0.23
うち譲渡性預金	8,827,824	25,835	0.29	9,995,709	6,273	0.06
うちコールマネー及び売渡手形	7,156,390	20,986	0.29	9,308,952	4,320	0.05
うち売現先勘定	2,579,529	7,512	0.29	2,100,808	870	0.04
うちコマーシャル・ペーパー	854,474	4,730	0.55	953,296	1,168	0.12
うち借用金	5,655,172	139,831	2.47	3,867,103	96,919	2.51
うち社債	887,721	16,844	1.90	2,035,170	33,250	1.63

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成12年度652,763百万円、平成13年度760,008百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成12年度136,160百万円、平成13年度69,400百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成12年度136,160百万円、平成13年度69,400百万円）及び利息（平成12年度688百万円、平成13年度223百万円）を資金調達勘定から、それぞれ控除して表示しております。

海外

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	14,004,309	805,881	5.75%	13,051,522	589,709	4.52%
うち貸出金	9,119,275	456,806	5.01	7,784,038	302,448	3.89
うち有価証券	1,020,045	65,388	6.41	1,807,077	74,060	4.10
うちコールローン及び買入手形	121,609	5,821	4.79	91,331	2,599	2.85
うち買現先勘定	249,572	9,723	3.90	290,477	7,518	2.59
うち預け金	3,044,190	190,438	6.26	2,579,922	111,428	4.32
資金調達勘定	13,116,824	703,823	5.37	10,748,871	409,743	3.81
うち預金	8,664,202	364,720	4.21	7,459,876	205,954	2.76
うち譲渡性預金	202,877	10,192	5.02	242,460	9,133	3.77
うちコールマネー及び売渡手形	210,344	8,382	3.98	236,637	6,058	2.56
うち売現先勘定	349,206	14,712	4.21	1,008,476	28,367	2.81
うちコマーシャル・ペーパー	18,831	1,179	6.26	9,365	422	4.51
うち借用金	1,552,967	72,039	4.64	247,734	10,117	4.08
うち社債	1,265,359	43,501	3.44	1,474,464	53,710	3.64

（注）1.「海外」とは当行の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成12年度24,925百万円、平成13年度7,736百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成12年度139百万円、平成13年度149百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成12年度139百万円、平成13年度149百万円）及び利息（平成12年度7百万円、平成13年度5百万円）を資金調達勘定から、それぞれ控除して表示しております。

合計

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	93,608,730	2,435,884	2.60%	96,453,607	2,176,685	2.26%
うち貸出金	65,933,881	1,647,263	2.50	64,597,200	1,420,950	2.20
うち有価証券	20,107,211	328,449	1.63	23,960,480	318,508	1.33
うちコールローン及び買入手形	673,105	12,480	1.85	427,913	5,189	1.21
うち買現先勘定	528,568	10,861	2.05	1,487,650	8,399	0.56
うち預け金	5,054,838	318,624	6.30	4,505,131	186,892	4.15
資金調達勘定	89,961,701	1,111,653	1.24	92,418,184	726,673	0.79
うち預金	61,741,491	607,985	0.98	61,762,389	331,670	0.54
うち譲渡性預金	8,995,072	35,855	0.40	10,238,168	15,406	0.15
うちコールマネー及び売渡手形	7,348,243	29,138	0.40	9,545,589	10,378	0.11
うち売現先勘定	2,928,735	22,224	0.76	3,109,284	29,238	0.94
うちコマーシャル・ペーパー	873,306	5,908	0.68	962,661	1,590	0.17
うち借用金	3,970,746	100,690	2.54	2,954,602	64,020	2.17
うち社債	2,150,889	60,182	2.80	3,506,374	86,779	2.47

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成12年度676,935百万円、平成13年度766,910百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成12年度136,299百万円、平成13年度69,549百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成12年度136,299百万円、平成13年度69,549百万円）及び利息（平成12年度695百万円、平成13年度228百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（単位：百万円）

区分	平成12年度 国内	平成12年度 海外	平成12年度 相殺消去額(△)	平成12年度 合計	平成13年度 国内	平成13年度 海外	平成13年度 相殺消去額(△)	平成13年度 合計
役務取引等収益	374,973	37,208	△84	412,097	354,832	32,591	△143	387,280
うち預金・貸出業務	19,449	20,163	—	39,613	12,868	17,478	—	30,346
うち為替業務	97,888	6,120	△0	104,009	98,857	5,970	△0	104,827
うち証券関連業務	31,395	86	—	31,482	24,269	30	—	24,299
うち代理業務	11,470	973	—	12,445	16,069	31	—	16,100
うち保護預り・貸金庫業務	5,731	5	—	5,738	6,073	6	—	6,080
うち保証業務	24,534	1,675	△84	26,126	24,176	2,133	△142	26,167
うちクレジットカード関連業務	66,110	—	—	66,110	84,849	—	—	84,849
役務取引等費用	86,982	8,929	△130	95,781	63,414	4,523	△189	67,747
うち為替業務	20,923	2,355	△0	23,280	19,359	1,693	△0	21,052

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。
なお、平成12年度の合算計数のうち、さくら銀行の計数については、「国内」「海外」各々相殺消去後の金額を記載しております。

■特定取引の状況

（単位：百万円）

区分	平成12年度 国内	平成12年度 海外	平成12年度 相殺消去額(△)	平成12年度 合計	平成13年度 国内	平成13年度 海外	平成13年度 相殺消去額(△)	平成13年度 合計
特定取引収益	66,464	49,464	△4,744	111,183	85,097	55,418	△11,066	129,450
うち商品有価証券収益	7,994	9,708	—	17,703	1,272	5,382	—	6,654
うち特定取引有価証券収益	600	2,033	—	2,634	—	—	—	—
うち特定金融派生商品収益	53,496	37,672	△4,744	86,424	82,782	50,036	△11,066	121,752
うちその他の特定取引収益	4,370	48	—	4,419	1,043	—	—	1,043
特定取引費用	4,745	2,146	△4,744	2,146	17	11,066	△11,066	17
うち商品有価証券費用	0	190	—	190	—	—	—	—
うち特定取引有価証券費用	—	—	—	—	17	—	—	17
うち特定金融派生商品費用	4,744	1,166	△4,744	1,166	—	11,066	△11,066	—
うちその他の特定取引費用	—	789	—	789	—	—	—	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。
なお、平成12年度の合算計数のうち、さくら銀行の計数については、「国内」「海外」各々相殺消去後の金額を記載しております。

資産・負債の状況（連結）

表中の平成12年度以前の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■預金・譲渡性預金

期末残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内	流動性預金	23,165,366	24,230,767	32,824,002
	定期性預金	25,247,331	25,687,067	22,837,970
	その他	3,528,595	3,860,298	4,099,619
	計	51,941,294	53,778,134	59,761,592
	譲渡性預金	10,244,222	11,475,495	6,283,136
	合計	62,185,516	65,253,629	66,044,728
海外	流動性預金	6,073,367	8,670,224	4,579,035
	定期性預金	557,186	575,859	634,673
	その他	16,198	24,830	10,674
	計	6,646,753	9,270,916	5,224,383
	譲渡性預金	137,670	171,476	378,960
	合計	6,784,424	9,442,392	5,603,344
総合計		68,969,940	74,696,023	71,648,073

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高

（単位：百万円、%）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内（除く特別国際金融取引勘定分）	製造業	7,600,339 (12.93)	7,842,034 (13.27)	7,847,614 (13.58)
	第一次産業	282,521 (0.48)	211,637 (0.36)	204,176 (0.36)
	建設業	3,354,636 (5.71)	3,279,569 (5.55)	3,148,042 (5.45)
	運輸・通信・その他公益事業	2,892,707 (4.92)	3,084,005 (5.22)	2,948,100 (5.10)
	卸売・小売業・飲食店	8,128,809 (13.82)	8,198,397 (13.87)	7,672,699 (13.28)
	金融・保険業	4,227,814 (7.19)	4,240,797 (7.17)	4,257,910 (7.37)
	不動産業	9,166,841 (15.59)	9,841,488 (16.65)	9,401,219 (16.27)
	サービス業	8,098,068 (13.77)	7,427,651 (12.56)	6,985,944 (12.09)
	地方公共団体	436,728 (0.74)	356,354 (0.60)	404,860 (0.70)
	その他	14,610,658 (24.85)	14,629,235 (24.75)	14,904,395 (25.80)
	合計	58,799,132 (100.00)	59,111,176 (100.00)	57,774,965 (100.00)
海外及び特別国際金融取引勘定分	政府等	211,045 (3.26)	267,485 (4.16)	183,344 (3.12)
	金融機関	358,022 (5.53)	305,435 (4.75)	355,561 (6.06)
	商工業	5,786,763 (89.37)	5,739,023 (89.31)	5,119,312 (87.20)
	その他	119,125 (1.84)	113,967 (1.78)	212,401 (3.62)
	合計	6,474,958 (100.00)	6,425,914 (100.00)	5,870,621 (100.00)
総合計		65,274,091	65,537,091	63,645,586

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.（ ）内は構成比です。

■リスク管理債権

128ページの「リスク管理債権」に単体計数と並べて掲載しております。

■有価証券残高

期末残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内	国債	5,359,502	15,519,430	10,038,543
	地方債	496,596	342,889	500,052
	社債	1,161,884	1,255,179	1,430,388
	株式	6,908,333	6,941,634	5,216,483
	その他の証券	1,124,513	1,961,317	2,043,610
	貸付有価証券	17,974	—	—
	計	15,068,807	26,020,452	19,229,077
海外	国債	—	75,014	75,329
	地方債	—	—	—
	社債	442	—	—
	株式	4,034	—	—
	その他の証券	824,314	1,217,030	1,390,225
	貸付有価証券	—	—	—
	計	828,791	1,292,045	1,465,554
合計		15,897,599	27,312,498	20,694,632

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含んでおります。
3. 貸付有価証券は、平成12年度より有価証券の種類ごとに区分して記載しております。

■特定取引資産・負債の内訳

（単位：百万円）

区分	平成13年3月末				平成14年3月末			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引資産	2,334,093	165,249	△8,361	2,490,982	2,701,948	590,902	△14,745	3,278,105
うち商品有価証券	166,613	122,175	—	288,789	20,526	102,282	—	122,808
うち商品有価証券派生商品	19	—	—	19	91	—	—	91
うち特定取引有価証券	—	5,403	—	5,403	—	—	—	—
うち特定取引有価証券派生商品	18	—	—	18	12	—	—	12
うち特定金融派生商品	995,635	35,296	△8,361	1,022,571	1,817,563	488,620	△14,745	2,291,438
うちその他の特定取引資産	1,171,806	2,372	—	1,174,179	863,755	—	—	863,755
特定取引負債	1,101,038	177,336	△8,361	1,270,014	1,785,230	561,014	△14,745	2,331,500
うち売付商品債券	14,440	3,800	—	18,240	50	12,760	—	12,811
うち商品有価証券派生商品	0	—	—	0	79	—	—	79
うち特定取引売付債券	—	3,756	—	3,756	—	—	—	—
うち特定取引有価証券派生商品	9	—	—	9	0	—	—	0
うち特定金融派生商品	1,086,586	169,780	△8,361	1,248,006	1,785,099	548,254	△14,745	2,318,608
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。
なお、平成12年度の合算計数のうち、さくら銀行の計数については、「国内」「海外」各々相殺消去後の金額を記載しております。

損益の状況（単体）

表中の平成12年度以前の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■国内・国際業務部門別粗利益

（単位：百万円、%）

区分	平成12年度			平成13年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	1,301,298	978,265	3,885 2,275,679	1,202,035	994,778	3,853 2,192,961
資金調達費用	192,100	846,730	3,885 1,034,946	122,677	597,623	3,853 716,448
資金運用収支	1,109,197	131,534	1,240,731	1,079,358	397,154	1,476,512
役務取引等収益	179,041	52,738	231,780	184,996	54,648	239,645
役務取引等費用	66,045	15,041	81,087	62,721	11,651	74,373
役務取引等収支	112,995	37,697	150,692	122,274	42,997	165,272
特定取引収益	9,179	86,204	95,385	1,112	120,302	121,414
特定取引費用	—	—	—	107	17	125
特定取引収支	9,179	86,204	95,385	1,004	120,284	121,289
その他業務収益	42,439	31,047	73,476	72,655	78,231	150,886
その他業務費用	14,596	42,496	57,082	18,919	41,526	60,445
その他業務収支	27,841	△11,450	16,393	53,735	36,705	90,440
業務粗利益	1,259,215	243,987	1,503,203	1,256,373	597,141	1,853,515
業務粗利益率	1.71	1.48	1.68	1.60	3.57	2.02

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成12年度695百万円、平成13年度228百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 業務粗利益率 $= \frac{\text{業務粗利益}}{\text{資金運用勘定平均残高}} \times 100$

■資金運用・調達勘定平均残高、利息、利回り

国内業務部門

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	73,581,868	(2,326) 1,301,298	1.76%	78,080,748	1,202,035	1.53%
うち貸出金	55,306,043	1,103,789	1.99	53,576,051	983,235	1.83
うち有価証券	17,488,774	185,681	1.06	19,687,304	178,027	0.90
うちコールローン	25,551	92	0.36	148,181	135	0.09
うち買現先勘定	277,192	1,130	0.40	1,172,550	873	0.07
うち買入手形	282,060	878	0.31	84,967	27	0.03
うち預け金	11,722	30	0.26	20,383	26	0.13
資金調達勘定	(591,090) 70,146,084	(1,559) 192,100	0.27	(3,387,145) 72,477,777	(3,853) 122,677	0.16
うち預金	47,095,702	80,147	0.17	47,259,727	44,206	0.09
うち譲渡性預金	8,813,953	25,801	0.29	9,972,010	6,218	0.06
うちコールマネー	6,093,793	12,667	0.20	3,691,136	1,283	0.03
うち売現先勘定	2,579,529	5,368	0.20	2,110,550	873	0.04
うち売渡手形	952,300	2,041	0.21	5,571,248	1,253	0.02
うちコマーシャル・ペーパー	794,830	4,543	0.57	807,392	970	0.12
うち借用金	1,695,179	39,957	2.35	1,191,746	32,969	2.76
うち社債	1,147,858	20,883	1.81	1,858,675	31,237	1.68

（注）1. 資金運用勘定は無利息預け金の平均残高（平成12年度639,633百万円、平成13年度711,320百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成12年度130,046百万円、平成13年度66,057百万円）及び利息（平成12年度369百万円、平成13年度111百万円）を、それぞれ控除して表示しております。
2. （ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含んでおります。

国際業務部門

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(591,090) 16,433,417	(1,559) 978,265	5.95%	(3,387,145) 16,683,507	(3,853) 994,778	5.96%
うち貸出金	7,517,989	397,355	5.28	7,059,547	273,612	3.87
うち有価証券	2,146,468	162,494	7.57	3,738,953	326,705	8.73
うちコールローン	167,690	10,135	6.04	134,124	4,296	3.20
うち買現先勘定	38,209	484	1.26	69,514	908	1.30
うち買入手形	—	—	—	—	—	—
うち預け金	4,977,935	313,787	6.30	4,458,268	185,058	4.15
資金調達勘定	15,454,388	(2,326) 846,730	5.47	17,842,154	597,623	3.34
うち預金	11,952,437	521,390	4.36	10,450,595	279,042	2.67
うち譲渡性預金	176,862	10,142	5.73	214,841	8,211	3.82
うちコールマネー	291,515	14,060	4.82	287,094	7,523	2.62
うち売現先勘定	42,859	2,144	5.00	684,262	16,506	2.41
うち売渡手形	2,276	53	2.34	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	2,649,024	136,294	5.14	2,473,270	103,931	4.20
うち社債	—	—	—	—	—	—

（注）1. 資金運用勘定は無利息預け金の平均残高（平成12年度27,870百万円、平成13年度31,353百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成12年度6,248百万円、平成13年度3,490百万円）及び利息（平成12年度325百万円、平成13年度116百万円）を、それぞれ控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

合計

（単位：百万円）

区分	平成12年度			平成13年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	89,424,194	2,275,679	2.54%	91,377,110	2,192,961	2.39%
うち貸出金	62,824,034	1,501,144	2.38	60,635,599	1,256,848	2.07
うち有価証券	19,635,244	348,176	1.77	23,426,257	504,732	2.15
うちコールローン	193,242	10,229	5.29	282,306	4,432	1.56
うち買現先勘定	315,402	1,614	0.51	1,242,064	1,781	0.14
うち買入手形	282,060	878	0.31	84,967	27	0.03
うち預け金	4,989,658	313,817	6.28	4,478,651	185,085	4.13
資金調達勘定	85,009,383	1,034,946	1.21	86,932,786	716,448	0.82
うち預金	59,048,140	601,538	1.01	57,710,322	323,249	0.56
うち譲渡性預金	8,990,815	35,944	0.39	10,186,852	14,430	0.14
うちコールマネー	6,385,308	26,729	0.41	3,978,230	8,807	0.22
うち売現先勘定	2,622,388	7,512	0.28	2,794,813	17,379	0.62
うち売渡手形	954,576	2,095	0.21	5,571,248	1,253	0.02
うちコマーシャル・ペーパー	764,830	4,543	0.57	807,392	970	0.12
うち借用金	4,344,205	176,252	4.05	3,665,017	136,900	3.73
うち社債	1,147,858	20,883	1.81	1,858,675	31,237	1.68

（注）1. 資金運用勘定は無利息預け金の平均残高（平成12年度667,505百万円、平成13年度742,674百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成12年度136,294百万円、平成13年度69,548百万円）及び利息（平成12年度695百万円、平成13年度228百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含んでおります。

■受取・支払利息の分析

国内業務部門

（単位：百万円）

区分	平成12年度			平成13年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	67,612	△171,556	△288,456	76,258	△175,520	△99,262
うち貸出金	△31,492	4,481	△27,011	△33,749	△86,803	△120,552
うち有価証券	47,381	△22,459	24,921	21,754	△29,408	△7,654
うちコールローン	△10	7	△2	156	△113	43
うち買現先勘定	—	—	—	1,269	△1,526	△257
うち買入手形	63	725	787	△372	△477	△850
うち預け金	△1	△1	△3	15	△19	△3
うち収益・費用の計上基準変更影響	—	—	△184,511	—	—	—
支払利息	25,955	△111,745	△270,301	6,190	△75,614	△69,423
うち預金	△4,341	△9,131	△13,474	278	△36,219	△35,941
うち譲渡性預金	322	12,525	12,848	3,008	△22,591	△19,582
うちコールマネー	1,227	4,603	5,831	△3,658	△7,725	△11,383
うち売現先勘定	—	—	—	△831	△3,663	△4,494
うち売渡手形	737	1,120	1,858	2,419	△3,208	△788
うちコマーシャル・ペーパー	1,149	1,783	2,933	70	△3,642	△3,572
うち借用金	1,271	△8,508	△7,237	△13,166	6,179	△6,987
うち社債	13,910	△54	13,857	12,054	△1,700	10,354
うち収益・費用の計上基準変更影響	—	—	△184,511	—	—	—

国際業務部門

（単位：百万円）

区分	平成12年度			平成13年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	199,975	44,026	△187,875	14,909	1,603	16,512
うち貸出金	△40,910	81,114	40,202	△23,027	△100,713	△123,741
うち有価証券	6,670	62,183	68,853	135,949	28,261	164,210
うちコールローン	1,102	1,533	2,635	△1,744	△4,095	△5,839
うち買現先勘定	—	—	—	408	15	423
うち買入手形	—	—	—	—	—	—
うち預け金	150,425	53,951	204,377	△30,138	△98,589	△128,727
うち収益・費用の計上基準変更影響	—	—	△431,879	—	—	—
支払利息	168,316	30,809	△232,753	116,360	△365,468	△249,108
うち預金	75,672	115,330	191,004	△59,295	△183,051	△242,347
うち譲渡性預金	△2,619	972	△1,647	1,893	△3,824	△1,930
うちコールマネー	3,925	653	4,580	△210	△6,326	△6,536
うち売現先勘定	—	—	—	16,028	△1,666	14,361
うち売渡手形	33	△6	26	△26	△26	△53
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	△12,032	23,661	11,629	△8,602	△23,760	△32,363
うち社債	—	—	—	—	—	—
うち収益・費用の計上基準変更影響	—	—	△431,879	—	—	—

合計

（単位：百万円）

区分	平成12年度			平成13年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	178,634	△39,634	△479,718	48,913	△131,631	△82,718
うち貸出金	△57,204	70,396	13,190	△50,848	△193,447	△244,296
うち有価証券	80,262	13,513	93,776	74,062	82,493	156,555
うちコールローン	△960	3,593	2,632	3,401	△9,198	△5,797
うち買現先勘定	—	—	—	2,000	△1,834	166
うち買入手形	63	725	787	△372	△477	△850
うち預け金	149,750	54,622	204,374	△29,604	△99,127	△128,732
うち収益・費用の計上基準変更影響	—	—	△618,718	—	—	—
支払利息	111,713	565	△506,440	22,921	△341,419	△318,498
うち預金	2,190	175,339	177,530	△13,334	△264,954	△278,289
うち譲渡性預金	1,203	9,997	11,200	4,254	△25,767	△21,513
うちコールマネー	3,005	7,405	10,412	△7,966	△9,955	△17,921
うち売現先勘定	—	—	—	524	9,342	9,867
うち売渡手形	829	1,055	1,884	2,462	△3,303	△841
うちコマーシャル・ペーパー	1,149	1,783	2,933	70	△3,642	△3,572
うち借用金	△6,485	10,878	4,391	△26,105	△13,245	△39,351
うち社債	13,910	△54	13,857	12,054	△1,700	10,354
うち収益・費用の計上基準変更影響	—	—	△618,718	—	—	—

（注）1. 残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。
2. 平成12年度の残高及び利率の増減要因については、金利スワップ利息等の収益・費用の計上基準変更影響を控除しております。

■役務取引の状況

（単位：百万円）

区分	平成12年度			平成13年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	179,041	52,738	231,780	184,996	54,648	239,645
うち預金・貸出業務	14,605	22,666	37,272	10,889	17,916	28,805
うち為替業務	80,204	21,434	101,639	80,077	20,432	100,509
うち証券関連業務	14,532	47	14,580	12,801	1,032	13,834
うち代理業務	9,767	1,025	10,792	13,625	—	13,625
うち保護預り・貸金庫業務	5,600	0	5,600	5,779	—	5,779
うち保証業務	2,233	4,356	6,590	3,427	4,204	7,631
役務取引等費用	66,045	15,041	81,087	62,721	11,651	74,373
うち為替業務	15,516	7,026	22,543	15,088	5,545	20,634

■特定取引の状況

（単位：百万円）

区分	平成12年度			平成13年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	9,179	86,204	95,385	1,112	120,302	121,414
うち商品有価証券収益	5,267	0	5,267	—	—	—
うち特定取引有価証券収益	—	606	606	—	—	—
うち特定金融派生商品収益	—	85,598	85,598	—	120,302	120,302
うちその他の特定取引収益	3,911	—	3,911	1,112	—	1,112
特定取引費用	—	—	—	107	17	125
うち商品有価証券費用	—	—	—	107	—	107
うち特定取引有価証券費用	—	—	—	—	17	17
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（単位：百万円）

区分	平成12年度			平成13年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	27,841	△11,450	16,393	53,735	36,705	90,440
うち国債等債券損益	8,368	427	8,794	55,358	11,202	66,560
うち外国為替売買損益	—	△10,258	△10,258	—	10,439	10,439

■営業経費の状況

（単位：百万円）

区分	平成11年度	平成12年度	平成13年度
給料・手当	253,178	242,004	223,215
退職金	39,124	—	—
退職給与引当金繰入	7,186	—	—
退職給付費用	—	31,142	31,555
福利厚生費	62,765	34,851	34,705
減価償却費	44,435	41,988	65,577
土地建物機械賃借料	101,188	90,716	82,134
営繕費	2,367	3,139	4,412
消耗品費	10,774	10,010	9,334
給水光熱費	8,946	8,551	7,608
旅費	3,621	3,791	3,349
通信費	11,822	12,751	7,730
広告宣伝費	6,374	6,838	5,404
租税公課	37,546	35,533	34,237
その他	191,869	190,662	187,508
合計	781,208	711,987	696,775

（注）78ページの経費は臨時処理分を除いているため、本表とは一致しません。

預金（単体）

表中の平成12年度以前の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■預金・譲渡性預金

期末残高

（単位：百万円、％）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内業務部門	流動性預金	23,022,951 (39.7)	23,168,824 (40.0)	31,350,536 (53.5)
	定期性預金	23,626,565 (40.8)	22,518,100 (38.9)	19,982,869 (34.1)
	その他	1,051,903 (1.8)	720,823 (1.2)	967,330 (1.7)
	計	47,701,421 (82.3)	46,407,750 (80.1)	52,300,736 (89.3)
	譲渡性預金	10,233,960 (17.7)	11,508,790 (19.9)	6,267,860 (10.7)
	合計	57,935,381 (100.0)	57,916,540 (100.0)	58,568,596 (100.0)
国際業務部門	流動性預金	6,049,476 (62.8)	8,787,766 (68.6)	4,720,017 (52.1)
	定期性預金	998,698 (10.4)	794,383 (6.2)	949,692 (10.5)
	その他	2,442,326 (25.3)	3,051,409 (23.8)	3,081,367 (34.0)
	計	9,490,503 (98.5)	12,633,562 (98.6)	8,751,076 (96.6)
	譲渡性預金	146,600 (1.5)	179,669 (1.4)	309,679 (3.4)
	合計	9,637,103 (100.0)	12,813,232 (100.0)	9,060,756 (100.0)
総合計		67,572,485	70,729,773	67,629,353

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3.（ ）内は構成比であります。

平均残高

（単位：百万円）

区分		平成11年度	平成12年度	平成13年度
国内業務部門	流動性預金	22,320,967	22,677,798	24,764,664
	定期性預金	26,853,371	23,964,212	21,980,498
	その他	444,216	453,687	514,564
	計	49,618,558	47,095,702	47,259,727
	譲渡性預金	8,342,182	8,813,953	9,972,010
	合計	57,960,740	55,909,656	57,231,738
国際業務部門	流動性預金	5,933,668	7,962,793	6,856,855
	定期性預金	1,099,893	983,544	796,962
	その他	2,892,338	3,006,095	2,796,777
	計	9,925,900	11,952,437	10,450,595
	譲渡性預金	223,458	176,862	214,841
	合計	10,149,358	12,129,299	10,665,437
総合計		68,110,098	68,038,955	67,897,175

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■預金者別預金残高

（単位：百万円、％）

区分	平成12年3月末	平成13年3月末	平成14年3月末
個人預金	28,196,230 (56.5)	28,309,433 (58.0)	30,110,733 (55.1)
法人預金	21,686,841 (43.5)	20,473,769 (42.0)	24,503,958 (44.9)
預金残高	49,883,071	48,783,202	54,614,691

（注）1. 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。
2.（ ）内は構成比であります。

■投資信託純資産残高

（単位：百万円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
個人	878,348	1,192,223	1,485,311
法人	186,543	165,848	86,711
合計	1,064,891	1,358,072	1,572,022

（注）投資信託純資産残高は約定基準で、期末の各ファンドの純資産額に基づいて計上しております。

■定期預金の残存期間別残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
3カ月未満	定期預金	11,399,442	10,525,269	8,332,787
	うち固定自由金利定期預金	10,499,387	10,142,426	7,924,906
	うち変動自由金利定期預金	1,179	381	—
3カ月以上6カ月未満	定期預金	3,993,622	4,077,739	3,604,678
	うち固定自由金利定期預金	3,937,667	4,024,547	3,581,854
	うち変動自由金利定期預金	1,066	96	—
6カ月以上1年未満	定期預金	5,804,682	5,559,685	5,599,317
	うち固定自由金利定期預金	5,792,249	5,553,590	5,592,722
	うち変動自由金利定期預金	3,360	20	—
1年以上2年未満	定期預金	1,510,935	1,623,113	1,701,294
	うち固定自由金利定期預金	1,499,220	1,620,630	1,697,715
	うち変動自由金利定期預金	3,292	134	—
2年以上3年未満	定期預金	1,450,257	951,891	1,135,179
	うち固定自由金利定期預金	1,445,875	943,425	1,127,185
	うち変動自由金利定期預金	3,252	5,117	1,500
3年以上	定期預金	466,302	574,761	559,304
	うち固定自由金利定期預金	423,533	532,199	521,985
	うち変動自由金利定期預金	110	24	—
合計	定期預金	24,625,244	23,312,465	20,932,561
	うち固定自由金利定期預金	23,597,933	22,816,820	20,446,369
	うち変動自由金利定期預金	12,262	5,772	1,500

（注）本表の預金残高には、積立定期預金を含んでおりません。

貸出（単体）

表中の平成12年度以前の計数は、原則としてさくら銀行・住友銀行両行の計数を合算して表示しております。

■貸出金残高

期末残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内業務部門	手形貸付	5,500,146	6,888,732	6,895,403
	証書貸付	35,200,257	34,780,031	34,298,736
	当座貸越	14,426,708	11,843,557	11,567,085
	割引手形	1,000,692	1,104,745	857,189
	計	56,127,806	54,617,068	53,618,414
国際業務部門	手形貸付	977,123	1,028,519	1,002,166
	証書貸付	5,837,356	5,851,273	5,136,672
	当座貸越	348,098	249,081	170,476
	割引手形	8,125	1,937	638
	計	7,170,706	7,130,812	6,309,954
合計		63,298,512	61,747,880	59,928,368

平均残高

（単位：百万円）

区分		平成11年度	平成12年度	平成13年度
国内業務部門	手形貸付	5,893,869	6,230,406	6,679,940
	証書貸付	35,080,004	35,031,027	35,133,057
	当座貸越	14,904,142	13,098,494	10,972,299
	割引手形	996,742	946,115	790,752
	計	56,874,762	55,306,043	53,576,051
国際業務部門	手形貸付	1,159,438	1,052,174	1,058,147
	証書貸付	6,683,198	6,159,610	5,785,859
	当座貸越	557,704	300,275	215,157
	割引手形	8,091	5,930	383
	計	8,408,433	7,517,989	7,059,547
合計		65,283,195	62,824,034	60,635,599

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■貸出金使途別残高

（単位：百万円、％）

区分	平成12年3月末	平成13年3月末	平成14年3月末
設備資金	24,716,409 (39.0)	24,367,997 (39.5)	23,277,789 (38.8)
運転資金	38,582,102 (61.0)	37,379,882 (60.5)	36,650,579 (61.2)
合計	63,298,512	61,747,880	59,928,368

（注）（　）内は構成比であります。

■貸出金の担保別内訳

（単位：百万円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
有価証券	870,350	960,691	1,171,780
債権	1,398,270	1,293,632	1,098,954
商品	8,434	15,736	4,430
不動産	11,055,583	10,419,117	9,309,699
その他	928,409	555,680	831,093
計	14,261,050	13,244,861	12,415,959
保証	25,919,435	24,906,661	23,864,117
信用	23,118,025	23,596,356	23,648,291
合計	63,298,512	61,747,880	59,928,368

■貸出金の残存期間別残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
1年以下	貸出金	14,053,196	16,357,074	16,085,851
	うち変動金利 うち固定金利			
1年超 3年以下	貸出金	9,304,047	10,620,614	10,058,898
	うち変動金利 うち固定金利	4,965,513 4,338,533	6,493,070 4,127,544	7,076,540 2,982,358
3年超 5年以下	貸出金	6,841,194	6,327,100	6,058,896
	うち変動金利 うち固定金利	4,163,655 2,677,537	4,257,520 2,069,581	4,401,939 1,656,956
5年超 7年以下	貸出金	2,856,409	2,868,002	2,572,696
	うち変動金利 うち固定金利	1,767,945 1,088,463	1,937,381 930,620	1,957,333 615,363
7年超	貸出金	15,213,736	13,276,286	13,527,762
	うち変動金利 うち固定金利	12,738,214 2,475,520	11,138,333 2,137,951	12,854,843 672,918
期間の定めのないもの	貸出金	15,029,927	12,298,801	11,624,262
	うち変動金利 うち固定金利	15,029,175 752	12,297,681 1,045	11,624,262 —
合計		63,298,512	61,747,880	59,928,368

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

（単位：百万円、%）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内店	製造業	7,418,427 (13.0)	7,455,390 (13.4)	7,493,045 (13.8)
	第一次産業	271,288 (0.5)	188,821 (0.3)	183,675 (0.3)
	建設業	3,198,134 (5.6)	2,929,161 (5.3)	2,841,574 (5.2)
	運輸・通信・その他公益事業	2,848,209 (5.0)	2,982,196 (5.4)	2,838,889 (5.2)
	卸売・小売業・飲食店	7,872,269 (13.8)	7,631,138 (13.7)	7,161,690 (13.2)
	金融・保険業	4,858,979 (8.5)	4,850,179 (8.7)	5,244,899 (9.6)
	不動産業	8,715,561 (15.3)	9,222,242 (16.6)	8,549,534 (15.7)
	サービス業	7,507,905 (13.2)	6,720,406 (12.1)	6,364,140 (11.7)
	地方公共団体	436,659 (0.8)	304,143 (0.6)	337,514 (0.6)
	その他	13,863,105 (24.3)	13,267,524 (23.9)	13,474,520 (24.7)
	合計	56,990,540 (100.0)	55,551,203 (100.0)	54,489,488 (100.0)
海外店	政府等	207,853 (3.3)	264,021 (4.3)	182,437 (3.4)
	金融機関	433,469 (6.9)	378,764 (6.1)	372,246 (6.8)
	商工業	5,595,092 (88.7)	5,488,219 (88.6)	4,689,758 (86.2)
	その他	71,554 (1.1)	65,669 (1.0)	194,437 (3.6)
	合計	6,307,972 (100.0)	6,196,676 (100.0)	5,438,880 (100.0)
総合計		63,298,512	61,747,880	59,928,368

（注）1. 海外店には特別国際金融取引勘定分を含んでおります。
　　　2. (　) 内は構成比であります。

貸出（単体）

■個人・中小企業等に対する貸出金及び割合

（単位：百万円、％）

区分	平成12年3月末	平成13年3月末	平成14年3月末
総貸出金残高（A）	56,990,540	55,551,203	54,489,488
中小企業等貸出金残高（B）	41,459,140	40,471,298	38,780,331
（B）／（A）	72.7	72.9	71.2

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社または常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。なお、平成11年12月3日に「中小企業基本法等の一部を改正する法律（平成11年法律第146号）」が公布・施行され、「中小企業」の範囲が拡大されたことに伴い、平成12年3月末より改正後の中小企業の範囲により「中小企業等貸出金残高」を記載しております。

■消費者ローン残高

（単位：百万円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
消費者ローン残高	13,683,512	13,484,760	13,472,598
住宅ローン残高	11,829,524	11,791,249	11,949,427
うち自己居住用の住宅ローン残高	―	7,445,152	7,820,305
その他ローン残高	1,853,988	1,693,511	1,523,171

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

さくら銀行

平成13年3月末

（単位：百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(1,539) 197,263	142,826	―	*197,263	142,826	*洗替による取崩額
個別貸倒引当金	454,002	270,342	193,454	*260,548	270,342	*洗替による取崩額
うち非居住者向け債権分	32,990	20,028	11,030	* 21,960	20,028	*洗替による取崩額
特定海外債権引当勘定	(△10) 7,660	11,631	―	* 7,660	11,631	*洗替による取崩額
計	(1,528) 658,926	424,799	193,454	465,472	424,799	

（注）（ ）内は為替換算差額であります。

住友銀行

平成13年3月末

（単位：百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(△4,435) 362,009	224,953	―	*362,009	224,953	*洗替による取崩額
個別貸倒引当金	(△5,235) 544,349	437,731	253,320	*291,028	437,731	*洗替による取崩額
うち非居住者向け債権分	(△5,027) 40,498	22,693	16,110	* 24,387	22,693	*洗替による取崩額
特定海外債権引当勘定	12,351	8,358	―	* 12,351	8,358	*洗替による取崩額
計	(△9,670) 918,709	671,042	253,320	665,388	671,042	

（注）（ ）内は為替換算差額であります。

平成14年3月末

（単位：百万円）

区分	前期末残高	さくら銀行からの引継額	当期増加額	当期減少額		当期末残高	摘要
				目的使用	その他		
一般貸倒引当金	(△1,877) 226,830	(△2,370) 145,197	872,338	―	*372,027	872,338	*洗替による取崩額
個別貸倒引当金	(△1,879) 439,611	(△109) 270,451	1,084,065	289,180	*420,881	1,084,065	*洗替による取崩額
うち非居住者向け債権分	(△1,633) 24,327	(△109) 20,137	39,850	10,641	* 33,822	39,850	*洗替による取崩額
特定海外債権引当勘定	8,358	(△3) 11,634	15,445	―	* 19,992	15,445	*洗替による取崩額
計	(△3,757) 674,799	(△2,482) 427,282	1,971,849	289,180	812,901	1,971,849	

（注）（ ）内は為替換算差額であります。

貸出（単体）

■貸出金償却額

（単位：百万円）

区分	平成11年度	平成12年度	平成13年度
貸出金償却額	477,838	741,432	283,895

（注）直接減額を含んでおります。

■特定海外債権残高

（単位：百万円）

国別	平成12年3月末	平成13年3月末	平成14年3月末
インドネシア	175,999	184,611	138,482
アルゼンチン	—	—	8,378
アルジェリア	4,536	4,480	4,139
その他	7,157	3,819	1,300
合計	187,696	192,911	152,300
資産の総額に対する割合	0.19%	0.17%	0.15%
国数	14カ国	9カ国	9カ国

■リスク管理債権（連結、単体）

連結

（単位：百万円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
破綻先債権額①	263,609	273,127	227,484
延滞債権額②	2,936,540	2,577,517	3,599,750
3カ月以上延滞債権額③	118,985	125,779	102,762
貸出条件緩和債権額④	545,621	279,994	2,554,371
合計	3,864,758	3,256,418	6,484,367

単体

（単位：百万円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
破綻先債権額①	229,633	235,654	195,653
延滞債権額②	2,503,785	2,207,504	3,184,459
3カ月以上延滞債権額③	75,598	103,226	92,324
貸出条件緩和債権額④	747,441	186,206	2,344,016
合計	3,556,458	2,732,590	5,816,452

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。

③「3カ月以上延滞債権」：元金または利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

■金融再生法に基づく開示債権（単体）

（単位：億円）

区分	平成12年3月末	平成13年3月末	平成14年3月末
破産更生債権及びこれらに準ずる債権①	5,855	5,899	4,935
危険債権②	22,320	19,431	29,702
要管理債権③	8,230	2,894	24,363
（小計）	(36,405)	(28,225)	(59,000)
正常債権④	660,347	661,578	605,589
合計	696,752	689,803	664,589

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借または賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）。

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

証券（単体）

表中の平成12年度以前の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■有価証券残高

期末残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内業務部門	国債	5,291,625	15,271,104	9,599,109
	地方債	491,698	323,252	429,412
	社債	1,031,827	995,423	1,183,562
	株式	6,973,606	7,167,659	5,595,410
	貸付有価証券	15,814	/	/
	その他	160,709	128,079	21,308
	うち外国債券			
	うち外国株式			
	計	13,965,283	23,885,523	16,828,804
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	1,928,563	3,174,454	3,614,192
	うち外国債券	1,162,239	2,253,757	2,863,638
	うち外国株式	766,323	920,696	750,553
	計	1,928,563	3,174,454	3,614,192
合計		15,893,846	27,059,978	20,442,996

（注）1. 平成12年3月末及び平成13年3月末の株式には、自己株式を含めて記載しております。
2. 貸付有価証券は、平成13年3月末より有価証券の種類ごとに区分して記載しております。

平均残高

（単位：百万円）

区分		平成11年度	平成12年度	平成13年度
国内業務部門	国債	4,954,402	9,091,904	11,707,532
	地方債	494,200	427,162	393,236
	社債	982,547	1,007,948	1,061,395
	株式	6,457,912	6,798,958	6,494,197
	その他	193,254	162,799	30,941
	うち外国債券			
	うち外国株式			
	計	13,082,320	17,488,774	19,687,304
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	2,023,066	2,146,468	3,738,953
	うち外国債券	1,261,240	1,359,686	2,851,256
	うち外国株式	761,825	786,781	887,696
	計	2,023,066	2,146,468	3,738,953
合計		15,105,386	19,635,244	23,426,257

（注）1. 平成11年度及び平成12年度の株式には、自己株式を含めて記載しております。
2. 貸付有価証券は、有価証券の種類ごとに区分して記載しております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■有価証券残存期間別残高

（単位：百万円）

区分		平成12年3月末	平成13年3月末	平成14年3月末
1年以下	国債	1,187,598	7,020,507	2,155,760
	地方債	24,973	24,803	25,433
	社債	310,069	132,201	87,161
	その他	285,242	470,765	219,992
	うち外国債券	268,405	461,148	218,291
	貸付有価証券	663	/	/
1年超3年以下	国債	1,515,682	4,135,860	3,613,404
	地方債	45,987	30,372	41,395
	社債	235,906	219,562	340,745
	その他	350,292	677,665	1,784,002
	うち外国債券	317,754	658,274	1,783,941
	貸付有価証券	1,023	/	/
3年超5年以下	国債	986,540	1,507,521	2,392,875
	地方債	20,311	24,187	69,013
	社債	212,834	368,357	469,994
	その他	145,111	443,331	160,972
	うち外国債券	122,810	414,947	160,315
	貸付有価証券	677	/	/
5年超7年以下	国債	685,670	482,210	465,271
	地方債	28,781	58,671	96,921
	社債	119,113	87,960	133,812
	その他	76,616	99,217	68,426
	うち外国債券	48,799	69,085	67,652
	貸付有価証券	—	/	/
7年超10年以下	国債	916,130	2,125,002	771,568
	地方債	371,074	184,652	196,077
	社債	144,896	184,339	149,948
	その他	166,387	186,710	57,934
	うち外国債券	133,814	157,090	57,289
	貸付有価証券	—	/	/
10年超	国債	—	—	200,230
	地方債	566	563	570
	社債	9,004	3,000	1,900
	その他	276,408	497,940	510,543
	うち外国債券	270,650	493,209	508,912
	貸付有価証券	—	/	/
期間の定めのないもの	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	6,973,606	7,167,659	5,595,410
	その他	789,209	926,900	833,629
	うち外国債券	—	—	67,236
	うち外国株式	766,323	920,696	750,553
	貸付有価証券	13,451	/	/
合計	国債	5,291,625	15,271,104	9,599,109
	地方債	491,698	323,252	429,412
	社債	1,031,827	995,423	1,183,562
	株式	6,973,606	7,167,659	5,595,410
	その他	2,089,273	3,302,535	3,635,501
	うち外国債券	1,162,239	2,253,757	2,863,638
	うち外国株式	766,323	920,696	750,553
	貸付有価証券	15,814	/	/

（注）1. 平成12年3月末及び平成13年3月末の株式には、自己株式を含めて記載しております。
2. 貸付有価証券は、平成13年3月末より有価証券の種類ごとに区分して記載しております。

証券（単体）

自己資本比率

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件（平成5年大蔵省告示第55号）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率（国際統一基準）

（単位：百万円）

項目			平成12年3月末 さくら銀行	平成12年3月末 住友銀行	平成13年3月末 さくら銀行	平成13年3月末 住友銀行	平成14年3月末
基本的項目	資本金		1,041,538	739,584	1,042,706	752,848	1,326,746
	うち非累積的永久優先株		402,772	250,500	402,577	250,500	650,500
	新株式払込金		—	—	—	—	—
	資本準備金		899,521	643,080	899,521	643,080	1,326,758
	うち非累積的永久優先株		402,772	250,500	402,577	250,500	650,500
	連結剰余金		180,308	242,373	196,060	308,724	438,008
	連結子会社の少数株主持分		319,237	578,865	383,921	606,147	984,088
	うち海外特別目的会社の発行する優先出資証券		283,750	531,070	283,750	563,020	863,600
	その他有価証券の評価差損(△)		/	/	/	/	304,837
	自己株式(△)		/	/	4,595	14,144	17,475
	為替換算調整勘定		—	—	△20,939	△32,171	△15,174
	営業権相当額(△)		—	—	224	—	228
	連結調整勘定相当額(△)		—	—	—	6,224	18,518
	計	(A)	2,440,605	2,203,904	2,496,449	2,258,261	3,719,366
補完的項目	有価証券含み益の45%相当額		—	—	—	—	/
	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		/	/	/	/	—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		51,672	126,143	46,670	122,193	82,931
	一般貸倒引当金		227,338	365,408	163,151	232,707	929,461
	負債性資本調達手段等		1,382,246	1,652,889	1,141,806	1,653,197	2,577,490
	計		1,661,257	2,144,442	1,351,627	2,008,098	3,589,883
	うち自己資本への算入額	(B)	1,661,257	2,144,442	1,351,627	1,995,364	3,504,772
準補完的項目	短期劣後債務		—	—	—	—	—
	うち自己資本への算入額	(C)	—	—	—	—	—
控除項目	控除項目	(D)	999	—	13,752	103,632	163,331
自己資本額	(A)+(B)+(C)-(D)	(E)	4,100,864	4,348,346	3,834,324	4,149,993	7,060,807
リスク・アセット等	資産(オン・バランス)項目		30,676,736	34,744,749	31,812,599	34,609,029	62,532,180
	オフ・バランス取引項目		1,824,204	2,510,855	1,924,737	3,096,291	4,803,181
	信用リスク・アセットの額	(F)	32,500,941	37,255,604	33,737,336	37,705,321	67,335,362
	マーケット・リスク相当額に係る額((H)／8%)	(G)	220,657	221,112	154,078	219,900	212,650
	(参考)マーケット・リスク相当額	(H)	17,652	17,689	12,326	17,592	17,012
	計 ((F)+(G))	(I)	32,721,599	37,476,716	33,891,414	37,925,221	67,548,012
連結自己資本比率(国際統一基準)＝(E)/(I)×100			12.53%	11.60%	11.31%	10.94%	10.45%

（注）1. 本表の平成12年3月末の資本金（さくら銀行1,041,538百万円、住友銀行739,584百万円、以下同順）は、連結貸借対照表上の資本金（1,042,706百万円、752,848百万円）から自己株式（10百万円、16百万円）及び子会社の所有する親会社株式（1,157百万円、13,247百万円）を控除したものであります。

2. 本表の自己株式（平成13年3月末：さくら銀行4,595百万円、住友銀行14,144百万円、平成14年3月末：17,475百万円、以下同順）は、連結貸借対照表上の自己株式（42百万円、4百万円、283百万円）に子会社の所有する親会社株式（4,552百万円、14,140百万円、17,191百万円）を加えたものであります。

■単体自己資本比率（国際統一基準）

（単位：百万円）

項目			平成12年3月末		平成13年3月末		平成14年3月末
			さくら銀行	住友銀行	さくら銀行	住友銀行	
基本的項目	資本金		1,042,695	752,832	1,042,706	752,848	1,326,746
	うち非累積的永久優先株		402,772	250,500	402,577	250,500	650,500
	新株式払込金		—	—	—	—	—
	資本準備金		899,521	643,080	899,521	643,080	1,326,758
	うち非累積的永久優先株		402,772	250,500	402,577	250,500	650,500
	利益準備金		127,691	105,619	131,261	110,159	—
	任意積立金		56,028	165,535	56,028	165,532	221,548
	次期繰越利益		59,585	32,988	109,027	67,299	122,955
	その他の剰余金		/	/	/	/	357,614
	その他		285,453	531,070	285,575	567,059	869,793
	その他有価証券の評価差損（△）		/	/	/	/	297,950
	自己株式（△）		/	/	42	4	283
	営業権相当額（△）		—	—	—	—	—
	計	（A）	2,470,975	2,231,125	2,524,077	2,305,975	3,927,183
補完的項目	有価証券含み益の45％相当額		—	—	—	—	/
	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		/	/	/	/	—
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		36,450	125,180	31,596	121,230	73,568
	一般貸倒引当金		198,802	357,574	142,826	224,953	872,338
	負債性資本調達手段等		1,286,823	1,651,168	1,111,006	1,651,808	2,544,424
	計		1,522,076	2,133,922	1,285,429	1,997,991	3,490,330
	うち自己資本への算入額	（B）	1,522,076	2,133,922	1,285,429	1,997,991	3,409,200
準補完的項目	短期劣後債務		—	—	—	—	—
	うち自己資本への算入額	（C）	—	—	—	—	—
控除項目	控除項目	（D）	999	53,766	16,999	58,766	55,349
自己資本額	（A）+（B）+（C）-（D）	（E）	3,992,051	4,311,281	3,792,507	4,245,199	7,281,033
リスク・アセット等	資産（オン・バランス）項目		29,627,511	31,682,488	29,547,565	32,166,297	57,965,018
	オフ・バランス取引項目		2,151,879	2,787,025	2,157,620	3,654,538	5,192,299
	信用リスク・アセットの額	（F）	31,779,391	34,469,513	31,705,185	35,820,835	63,157,317
	マーケット・リスク相当額に係る額（（H）／8％）	（G）	137,925	110,350	135,433	125,350	139,300
	（参考）マーケット・リスク相当額	（H）	11,034	8,828	10,834	10,028	11,144
	計　（（F）＋（G））	（I）	31,917,316	34,579,863	31,840,619	35,946,185	63,296,617
単体自己資本比率（国際統一基準）＝（E）／（I）×100			12.50%	12.46%	11.91%	11.80%	11.50%

（注）1．その他の剰余金は資本準備金減少差益であります。
2．本表の平成12年3月末の資本金（さくら銀行1,042,695百万円、住友銀行752,832百万円、以下同順）は、貸借対照表上の資本金（1,042,706百万円、752,848百万円）から自己株式（10百万円、16百万円）を控除したものであります。

(補足)

「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L. L. C. ("SBTC-LLC")	SB Equity Securities (Cayman), Limited ("SBES")	Sakura Preferred Capital (Cayman) Limited ("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または、普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

（注）1. 損失吸収事由

当行につき、①自己資本比率/Tier1 比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由〈清算、破産または清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

諸比率（単体）

表中の平成12年度の計数は、原則としてさくら銀行・住友銀行両行の計数を合算して表示しております。

■利益率

（単位：%）

区分	平成12年度		平成13年度
	さくら銀行	住友銀行	
総資産経常利益率	0.42	0.32	—
資本経常利益率	12.29	11.78	—
総資産当期純利益率	0.18	0.10	—
資本当期純利益率	4.86	3.72	—

（注）1. 総資産経常利益率＝$\frac{\text{経常利益}}{\text{総資産（除く支払承諾見返）平均残高}}\times 100$

2. 資本経常利益率＝$\frac{\text{経常利益－優先株式配当金総額}}{\{(\text{期首資本勘定（除く優先株式）})+(\text{期末資本勘定（除く優先株式）})\}\div 2}\times 100$

3. 総資産当期純利益率＝$\frac{\text{当期純利益}}{\text{総資産（除く支払承諾見返）平均残高}}\times 100$

4. 資本当期純利益率＝$\frac{\text{当期純利益－優先株式配当金総額}}{\{(\text{期首資本勘定（除く優先株式）})+(\text{期末資本勘定（除く優先株式）})\}\div 2}\times 100$

5. 平成13年度は経常損失、当期純損失となったため、利益率はいずれも記載しておりません。

■利鞘

（単位：%）

区分		平成12年度	平成13年度
国内業務部門	資金運用利回り	1.76	1.53
	資金調達原価	1.13	0.98
	総資金利鞘	0.63	0.55
国際業務部門	資金運用利回り	5.95	5.96
	資金調達原価	6.07	3.79
	総資金利鞘	△0.12	2.17
合計	資金運用利回り	2.54	2.39
	資金調達原価	2.03	1.59
	総資金利鞘	0.51	0.80

■預貸率

（単位：百万円、%）

区分			平成13年3月末	平成14年3月末
国内業務部門	貸出金	(A)	54,617,068	53,618,414
	預金	(B)	57,916,540	58,568,596
	預貸率	(A) / (B)	94.30	91.54
		期中平均	98.92	93.61
国際業務部門	貸出金	(A)	7,130,812	6,309,954
	預金	(B)	12,813,232	9,060,756
	預貸率	(A) / (B)	55.65	69.64
		期中平均	61.98	66.19
合計	貸出金	(A)	61,747,880	59,928,368
	預金	(B)	70,729,773	67,629,353
	預貸率	(A) / (B)	87.30	88.61
		期中平均	92.33	89.30

（注）預金には譲渡性預金を含んでおります。

■預証率

（単位：百万円、%）

区分			平成13年3月末	平成14年3月末
国内業務部門	有価証券	(A)	23,885,523	16,828,804
	預金	(B)	57,916,540	58,568,596
	預証率	(A) / (B)	41.24	28.73
		期中平均	31.28	34.39
国際業務部門	有価証券	(A)	3,174,454	3,614,192
	預金	(B)	12,813,232	9,060,756
	預証率	(A) / (B)	24.77	39.88
		期中平均	17.69	35.05
合計	有価証券	(A)	27,059,978	20,442,996
	預金	(B)	70,729,773	67,629,353
	預証率	(A) / (B)	38.25	30.22
		期中平均	28.85	34.50

（注）預金には譲渡性預金を含んでおります。

資本の状況（単体）

■発行済株式総数、資本金等の推移

（単位：千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成11年3月31日	167,000	3,308,062	250,500	752,848	250,500	643,080	有償第三者割当 第1回第一種優先株式　67,000千株 発行価格　3,000円 資本組入額　1,500円 第2回第一種優先株式　100,000千株 発行価格　3,000円 資本組入額　1,500円
平成13年4月2日	3,273,423	6,581,485	523,851	1,276,700	991,326	1,634,407	株式会社さくら銀行との合併 (合併比率　1：0.6)
平成14年3月9日	—	6,581,485	—	1,276,700	△357,614	1,276,792	商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し
平成14年3月15日	—	6,581,485	—	1,276,700	11	1,276,804	エスエムビーシー資産管理サービス株式会社(当行の100％出資子会社)との合併
平成13年4月1日～平成14年3月31日	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758	転換社債の普通株式への転換
平成13年4月1日～平成14年3月31日	3,614	6,676,424	—	1,326,746	—	1,326,758	優先株式の普通株式への転換

■旧転換社債

銘柄（発行年月日）	発行額	利率	満期（西暦）	平成14年3月末残高	転換価格（平成14年5月31日現在）
2004年満期米ドル建転換社債 平成元年1月30日	3億米ドル	3.125%	2004年3月31日	8,660千米ドル	3,606.90円

（注）旧商法第341条ノ2の規定に基づく転換社債であります。

■株式の総数等

発行済株式の内容（平成14年3月31日現在）

普通株式	5,709,424,395株
第1回第一種優先株式	67,000,000株
第2回第一種優先株式	100,000,000株
第五種優先株式	800,000,000株
計	6,676,424,395株

上場証券取引所名　東京証券取引所（市場第一部）　大阪証券取引所（市場第一部）
名古屋証券取引所（市場第一部）　札幌証券取引所
ロンドン証券取引所

■所有者別状況

①普通株式

区分	株主数	所有株式数	割合
政府及び地方公共団体	7人	4,897単元	0.09％
金融機関	449	2,199,770	38.77
証券会社	122	95,306	1.68
その他の法人	8,508	2,176,809	38.36
外国法人等（うち個人）	761 (57)	642,653 (278)	11.33 (0.00)
個人その他	137,618	554,360	9.77
計	147,465	5,673,795	100.00
単元未満株式		35,629,395株	

（注）1. 自己株式449,559株は「個人その他」に449単元、「単元未満株式」に559株含まれております。なお、自己株式449,559株は株主名簿上の株式数であり、期末日現在の実質的な所有株式数は、434,559株であります。
2.「その他の法人」欄には、証券保管振替機構名義の株式が、200単元含まれております。
3. 1単元の株式数は1,000株であります。

②第1回第一種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	67,000単元	100.00％
計	1	67,000	100.00

③第２回第一種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	100,000単元	100.00％
計	1	100,000	100.00

④第五種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	800,000単元	100.00％
計	1	800,000	100.00

■議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式 967,000,000株	―個
議決権制限株式（自己株式等）	―	―
議決権制限株式（その他）	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 434,000 （相互保有株式） 普通株式 13,620,000	―
完全議決権株式（その他）	普通株式 5,659,741,000	5,659,741
単元未満株式	普通株式 35,629,395	―
発行済株式総数	6,676,424,395	―
総株主の議決権	―	5,659,741

（注）1. 上記の「完全議決権株式（その他）」欄には、証券保管振替機構名義の株式が、200,000株（議決権200個）含まれております。
2. 上記の「単元未満株式」欄には、当行所有の自己株式559株及び相互保有株式が次のとおり含まれております。

相互保有株式の所有者の氏名又は名称	所有株式数
株式会社みなと銀行	97株
三井住友銀リース株式会社	384
三井住友カード株式会社	270
株式会社関西銀行	179
エスエムビーシー抵当証券株式会社	414
さくらフレンド証券株式会社	600

②自己株式等

所有者の氏名又は名称	所有者の住所	自己名義所有株式数	他人名義所有株式数	所有株式数の合計	発行済株式総数に対する所有株式数の割合
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	434,000株	―株	434,000株	0.00％
株式会社みなと銀行	神戸市中央区三宮町２丁目１番１号	5,260,000	―	5,260,000	0.09
大和証券エスエムビーシー株式会社	東京都中央区八重洲１丁目３番５号	3,159,000	―	3,159,000	0.05
三井住友銀リース株式会社	東京都港区西新橋３丁目９番４号	2,276,000	―	2,276,000	0.03
三井住友カード株式会社	大阪市中央区今橋４丁目５番15号	1,314,000	―	1,314,000	0.02
株式会社関西銀行	大阪市中央区心斎橋筋２丁目７番21号	1,114,000	―	1,114,000	0.01
エスエムビーシー抵当証券株式会社	東京都中央区日本橋本町３丁目４番10号	292,000	―	292,000	0.00
さくらフレンド証券株式会社	東京都中央区日本橋兜町７番12号	205,000	―	205,000	0.00
計		14,054,000	―	14,054,000	0.24

（注）1. なお、自己株式については、上記のほか、株主名簿上は当行名義となっておりますが実質的に所有していない株式が15,000株（議決権15個）あります。
なお、当該株式は、上記①発行済株式の「完全議決権株式（その他）」欄に含まれております。
2.「発行済株式総数に対する所有株式数の割合」の発行済株式総数は、発行済普通株式の総数であります。

■ストックオプション制度の内容

当行は、新株予約権方式によるストックオプション制度を採用しております。
当該制度は、商法第280条ノ20および同法第280条ノ21の規定に基づき、当行の役職員に対して新株予約権を割当てることについて平成14年6月27日開催の定時株主総会において特別決議されたものであります。
当該制度の内容は、次のとおりであります。

決議年月日	平成14年6月27日
付与対象者の区分及び人数	当行の役職員 人数は取締役会において決定される。
新株予約権の目的となる株式の種類	普通株式
株式の数	1,850,000株を上限とする。
新株予約権の行使時の払込金額	当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ45取引日前から始まる30取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に1.05を乗じた金額とする。ただし、1円未満の端数は切り上げる（注）。
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使の条件	被割当者が権利行使時において役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も5年間に限り新株予約権を行使できる。 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

（注）払込金額は、新株予約権発行後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整されます。ただし、調整により生じる1円未満の端数は切り上げます。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整されます。

また、旧商法第280条ノ19第1項の規定に基づき、新株引受権方式により、取締役及び使用人に対して付与することについて平成10年6月26日、平成11年6月29日、平成12年6月29日及び平成13年6月28日開催の定時株主総会において決議されたもの及び合併により株式会社さくら銀行から承継したものの内容は次のとおりであります。

決議年月日	平成10年6月26日	平成11年6月29日	平成11年6月29日(注)1
付与対象者の区分及び人数	平成10年6月26日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（37名） 平成10年6月26日開催の定時株主総会終結の時に在任する使用人で参与の資格を有する者（18名）	平成11年6月29日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（15名） 平成11年6月29日開催の定時株主総会終結の時に在任する使用人で執行役員、参与・参事三級の資格を有する者（95名）	平成11年6月29日開催の定時株主総会終結の時に在任する取締役（13名） 平成11年6月29日開催の定時株主総会終結後に取締役を辞任し、同株主総会終結後の取締役会にて執行役員に選任された者（24名） 使用人で平成11年6月29日開催の定時株主総会終結後の取締役会にて執行役員に選任された者（2名）
新株予約権の目的となる株式の種類	普通株式	普通株式	普通株式
株式の数	296,000株	393,000株	167,400株
新株予約権の行使時の払込金額	1,432円	1,628円	1,124円
新株予約権の行使期間	平成12年6月27日から 平成20年6月26日まで	平成13年6月30日から 平成21年6月29日まで	平成13年6月30日から 平成21年6月29日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 1,432円 資本組入額 716円	発行価格 1,628円 資本組入額 814円	発行価格 1,124円 資本組入額 562円
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も5年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	被付与者が取締役または使用人の地位を失った後も5年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	(注)2
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	新株予約権を譲渡または質入れすることはできない。	新株予約権を第三者に譲渡、質入れ、その他の処分をすることができない。

(注) 1. 合併により株式会社さくら銀行から承継したストックオプション制度であります。
2. (1)権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が1単元の株式数の整数倍でない場合は、1単元の株式数の整数倍に切り上げた数とする。
① 平成13年6月30日から平成14年6月29日までは、権利を付与された株式数の4分の1について権利を行使することができる。
② 平成14年6月30日から平成15年6月29日までは、権利を付与された株式数の2分の1について権利を行使することができる。
③ 平成15年6月30日から平成16年6月29日までは、権利を付与された株式数の4分の3について権利を行使することができる。
④ 平成16年6月30日から平成21年6月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。
(2)権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。
(3)この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

決議年月日	平成12年6月29日	平成12年6月29日(注)1	平成13年6月28日
付与対象者の区分及び人数	平成12年6月29日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（15名） 平成12年6月29日開催の定時株主総会終結の時に在任する使用人で執行役員、参与・参事三級の資格を有する者（86名）	平成12年6月29日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（13名） 平成12年6月29日開催の定時株主総会終結の時に在任する執行役員（取締役を兼務する執行役員を除く）（26名）	平成13年6月28日開催の定時株主総会終結の時に在任する取締役（社外取締役を除く）（24名） 平成13年6月28日開催の定時株主総会終結の時に在任する使用人で執行役員及びその他経営幹部層（408名）
新株予約権の目的となる株式の種類	普通株式	普通株式	普通株式
株式の数	353,000株	174,600株	1,149,000株
新株予約権の行使時の払込金額	1,361円	1,287円	1,035円
新株予約権の行使期間	平成14年6月30日から 平成22年6月29日まで	平成14年6月30日から 平成22年6月29日まで	平成15年6月29日から 平成23年6月28日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 1,361円 資本組入額 681円	発行価格 1,287円 資本組入額 644円	発行価格 1,035円 資本組入額 518円
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	(注)2	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	新株予約権を第三者に譲渡、質入れ、その他の処分をすることができない。	新株予約権を譲渡または質入れすることはできない。

(注) 1. 合併により株式会社さくら銀行から承継したストックオプション制度であります。
2. (1)権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が１単元の株式数の整数倍でない場合は、１単元の株式数の整数倍に切り上げた数とする。
① 平成14年6月30日から平成15年6月29日までは、権利を付与された株式数の４分の１について権利を行使することができる。
② 平成15年6月30日から平成16年6月29日までは、権利を付与された株式数の２分の１について権利を行使することができる。
③ 平成16年6月30日から平成17年6月29日までは、権利を付与された株式数の４分の３について権利を行使することができる。
④ 平成17年6月30日から平成22年6月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。
(2)権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。
(3)この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

なお、払込金額は、新株予約権発行後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整されます。ただし、調整により生じる１円未満の端数は切り上げます。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整されます。

■大株主

①普通株式

株主名	所有株式数	持株比率
住友生命保険相互会社	228,378千株	4.00%
日本トラスティ・サービス信託銀行株式会社（信託口）	210,918	3.69
日本生命保険相互会社	204,364	3.57
三菱信託銀行株式会社（信託口）	184,993	3.24
太陽生命保険相互会社	122,109	2.13
UFJ信託銀行株式会社（信託勘定A口）	107,002	1.87
松下電器産業株式会社	103,570	1.81
三井生命保険相互会社	76,651	1.34
ザ チェース マンハッタン バンク エヌエイ ロンドン	67,979	1.19
三洋電機株式会社	64,113	1.12
三井住友海上火災保険株式会社	60,200	1.05
第一生命保険相互会社	53,771	0.94
トヨタ自動車株式会社	53,753	0.94
住友商事株式会社	52,008	0.91
住友信託銀行株式会社	51,203	0.89
ユーロクリア バンク エスエー／エヌブイ	49,888	0.87

株主名	所有株式数	持株比率
年金信託 受託者 三井アセット信託銀行株式会社2口	43,486千株	0.76%
株式会社クボタ	39,499	0.69
武田薬品工業株式会社	39,074	0.68
三井不動産株式会社	33,934	0.59
三井住友銀行従業員持株会	31,927	0.55
三井物産株式会社	30,166	0.52
株式会社近藤紡績所	30,056	0.52
ステート ストリート バンク アンド トラスト カンパニー	29,290	0.51
包括信託 受託者三井アセット信託銀行（委託者 株式会社東芝）	29,253	0.51
新日本製鐵株式會社	29,147	0.51
住友化学工業株式会社	28,544	0.49
東京電力株式会社	28,313	0.49
関西電力株式会社	28,026	0.49
鹿島建設株式会社	26,776	0.46

②第1回第一種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	67,000千株	100.00%

③第2回第一種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	100,000千株	100.00%

④第五種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	800,000千株	100.00%

■最近5年間の事業年度別株価の推移

（単位：円）

区分	平成9年度	平成10年度	平成11年度	平成12年度	平成13年度
最高株価	1,950	1,710	1,902	1,640	1,240
最低株価	1,100	860	1,271	867	406

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものです。
2. 第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。
3. 平成12年度までは、住友銀行の株価を表示しております。なお、さくら銀行の事業年度別の最高・最低株価は、次のとおりであります。

（単位：円）

区分	平成9年度	平成10年度	平成11年度	平成12年度
最高株価	975	404	1,045	858
最低株価	325	165	358	477

■当事業年度中最近6カ月間の株価の推移

（単位：円）

区分	平成13年10月	平成13年11月	平成13年12月	平成14年1月	平成14年2月	平成14年3月
最高株価	916	775	674	587	509	640
最低株価	699	618	479	466	406	490

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものです。
2. 第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

従業員・店舗の状況（単体）

表中の平成12年度以前の計数は、原則としてさくら銀行・住友銀行両行の計数を合算して表示しております。

■従業員の状況（在籍ベース）

区分	平成12年3月末		平成13年3月末		平成14年3月末
	さくら銀行	住友銀行	さくら銀行	住友銀行	
従業員数	14,930人	14,394人	13,632人	13,526人	25,027人
平均年齢	37歳11月	36歳11月	38歳7月	37歳5月	38歳3月
平均勤続年数	16年2月	14年11月	16年10月	15年5月	16年4月
平均給与月額	502千円	493千円	515千円	504千円	496千円

（注）1. 従業員数は、嘱託、臨時雇員及び海外の現地採用者を含んでおりません。
2. 平均給与月額は、3月の時間外手当を含む平均給与月額であり、賞与を除くものであります。
3. 従業員の定年は、満60歳に達した月の末日としております。
4. 平成14年3月末の上記従業員数に、海外の現地採用者を加え、出向者を除いた就業者数は22,464人であります。

■店舗数の推移

（単位：店、所）

区分		平成12年3月末	平成13年3月末	平成14年3月末
国内	本支店	666	593	590
	出張所	87	79	96
	代理店	5	5	5
海外	支店	36	33	21
	出張所	5	5	2
	駐在員事務所	23	21	16
合計		822	736	730

（注）国内本支店には外為事務部（平成12年3月末：2カ店、平成13年3月末：2カ店、平成14年3月末：2カ店）、被振込専用支店（平成12年3月末：10カ店、平成13年3月末：12カ店、平成14年3月末：23カ店）、エーティーエム統括支店（平成12年3月末：1カ店、平成13年3月末：1カ店、平成14年3月末：1カ店）を含んでおります。

■店舗外現金自動設備

（単位：所）

区分	平成12年3月末	平成13年3月末	平成14年3月末
店舗外現金自動設備	1,509	3,222	11,479

その他（単体）

表中の平成12年度以前の計数は、さくら銀行・住友銀行両行の計数を合算して表示しております。

■内国為替取扱高

（単位：千口、百万円）

区分			平成12年3月末	平成13年3月末	平成14年3月末
送金為替	各地へ向けた分	口数	377,380	350,579	339,801
		金額	761,830,689	786,592,817	625,250,208
	各地より受けた分	口数	267,288	241,455	264,008
		金額	884,459,621	883,811,562	754,026,135
代金取立	各地へ向けた分	口数	7,866	7,293	6,376
		金額	19,930,046	19,690,632	19,552,377
	各地より受けた分	口数	2,982	2,978	2,584
		金額	9,731,710	10,502,373	7,692,390
合計金額			1,675,952,069	1,700,597,387	1,406,521,112

■外国為替取扱高

（単位：百万米ドル）

区分		平成12年3月末	平成13年3月末	平成14年3月末
仕向為替	売渡為替	756,381	822,512	529,638
	買入為替	164,362	200,260	101,593
被仕向為替	支払為替	838,912	771,801	635,462
	取立為替	24,052	24,234	20,854
合計		1,783,712	1,818,810	1,287,548

（注）取扱高は海外店分を含んでおります。

■支払承諾見返の担保別内訳

（単位：百万円）

種類	平成12年3月末	平成13年3月末	平成14年3月末
有価証券	5,692	4,908	13,322
債権	170,088	258,005	257,213
商品	6,731	7,966	13,456
不動産	59,661	51,828	58,580
その他	28,410	32,677	47,386
計	270,588	355,390	389,958
保証	1,202,691	584,587	571,126
信用	3,974,588	5,353,048	4,568,910
合計	5,447,870	6,293,027	5,529,996

決算公告（写）

銀行法第20条に基づいて、下記の決算公告を新聞紙に掲載しました。なお、同法第21条第1項及び第2項の規定により、本決算公告を本誌に掲載しています。

第1期決算公告

平成14年6月28日

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友銀行
頭取 西川善文

貸借対照表
（平成14年3月31日現在）

（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	54,584	預金	610,518
コールローン	6,204	譲渡性預金	65,775
買現先勘定	4,327	コールマネー	38,839
買入金銭債権	1,466	売現先勘定	11,004
特定取引資産	27,056	売渡手形	68,688
金銭の信託	338	コマーシャル・ペーパー	10,010
有価証券	204,429	特定取引負債	17,970
貸出金	599,283	借用金	34,062
外国為替	7,791	外国為替	3,001
その他資産	53,441	社債	21,337
動産不動産	8,909	転換社債	11
繰延税金資産	17,411	その他負債	49,621
支払承諾見返	55,299	賞与引当金	113
貸倒引当金	△19,718	退職給付引当金	1,168
		債権売却損失引当金	805
		特別法上の引当金	0
		金融先物取引責任準備金	0
		再評価に係る繰延税金負債	631
		支払承諾	55,299
		負債の部合計	988,860
		（資本の部）	
		資本金	13,267
		法定準備金	13,267
		再評価差額金	1,003
		剰余金	7,408
		当期損失	3,228
		評価差額金	△2,979
		自己株式	△2
		資本の部合計	31,964
資産の部合計	1,020,825	負債及び資本の部合計	1,020,825

損益計算書
（平成13年4月1日から 平成14年3月31日まで）

（単位：億円）

科目	金額
経常収益	27,914
資金運用収益	21,929
（うち貸出金利息）	(12,568)
（うち有価証券利息配当金）	(5,047)
役務取引等収益	2,396
特定取引収益	1,214
その他業務収益	1,508
その他経常収益	864
経常費用	33,135
資金調達費用	7,166
（うち預金利息）	(3,232)
特定取引費用	1
役務取引等費用	743
その他業務費用	604
営業経費	6,967
その他経常費用	17,651
経常損失	5,221
特別利益	267
特別損失	413
税引前当期損失	5,366
法人税、住民税及び事業税	327
法人税等調整額	△2,465
当期損失	3,228
前期繰越利益	689
合併による未処分利益受入額	1,141
再評価差額金取崩額	599
利益準備金取崩額	2,414
当期未処分利益	1,616

(注)1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法
土地の再評価に関する法律第10条に規定する差額　905億円
2. 貸出金のうち破綻先債権額1,956億円、延滞債権額31,844億円、3ヵ月以上延滞債権額923億円及び貸出条件緩和債権額23,440億円並びにその合計額58,164億円
3. 単体自己資本比率(国際統一基準)　11.50%　4. 動産不動産の減価償却累計額　5,228億円
5. 1株当たりの当期損失　59円20銭
6. 担保に供している資産　貸出金、有価証券等合計　158,767億円
(備考)記載金額は億円未満を切り捨てて表示しております。

連結貸借対照表
（平成14年3月31日現在）

（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	56,322	預金	649,859
コールローン及び買入手形	7,201	譲渡性預金	66,620
買現先勘定	7,932	コールマネー及び売渡手形	107,754
買入金銭債権	4,618	売現先勘定	14,685
特定取引資産	32,781	コマーシャル・ペーパー	11,675
金銭の信託	338	特定取引負債	23,315
有価証券	206,946	借用金	28,899
貸出金	636,455	外国為替	2,996
外国為替	7,957	社債	35,058
その他資産	64,476	転換社債	11
動産不動産	12,075	債券貸付取引担保金	31,747
リース資産	9,271	その他負債	28,616
繰延税金資産	18,824	賞与引当金	216
再評価に係る繰延税金資産	7	退職給付引当金	1,479
連結調整勘定	185	債権売却損失引当金	863
支払承諾見返	36,250	特別法上の引当金	3
貸倒引当金	△21,596	繰延税金負債	392
		再評価に係る繰延税金負債	640
		支払承諾	36,250
		負債の部合計	1,041,085
		（少数株主持分）	
		少数株主持分	9,838
		（資本の部）	
		資本金	13,267
		資本準備金	13,267
		再評価差額金	1,212
		連結剰余金	4,753
		評価差額金	△3,048
		為替換算調整勘定	△151
		計	29,300
		自己株式	△2
		子会社の所有する親会社株式	△171
		資本の部合計	29,126
資産の部合計	1,080,050	負債、少数株主持分及び資本の部合計	1,080,050

連結損益計算書
（平成13年4月1日から 平成14年3月31日まで）

（単位：億円）

科目	金額
経常収益	37,797
資金運用収益	21,766
（うち貸出金利息）	(14,209)
（うち有価証券利息配当金）	(3,185)
役務取引等収益	3,872
特定取引収益	1,294
その他業務収益	8,455
（うちリース料収入）	(3,809)
その他経常収益	2,407
経常費用	43,603
資金調達費用	7,269
（うち預金利息）	(3,316)
役務取引等費用	677
特定取引費用	0
その他業務費用	6,666
（うち賃貸原価）	(3,286)
営業経費	9,355
その他経常費用	19,634
経常損失	5,806
特別利益	294
特別損失	531
税金等調整前当期純損失	6,043
法人税、住民税及び事業税	1,018
法人税等調整額	△2,893
少数株主利益	469
当期純損失	4,638

(注)1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法
土地の再評価に関する法律第10条に規定する差額　915億円
2. 貸出金のうち破綻先債権額2,274億円、延滞債権額35,997億円、3ヵ月以上延滞債権額1,027億円及び貸出条件緩和債権額25,543億円並びにその合計額64,843億円
3. 連結自己資本比率(国際統一基準)　10.45%
4. 減価償却累計額　動産不動産:6,610億円、リース資産:14,034億円
5. 1株当たりの純資産額　282円85銭　6. 1株当たりの当期純損失　84円12銭
7. 担保に供している資産　貸出金、有価証券等合計　161,739億円
(備考)記載金額は億円未満を切り捨てて表示しております。

三井住友銀行「SMBCホームページ」のご案内

▷ **www.smbc.co.jp**

にアクセスしてください。

「SMBCホームページ」では、商品･サービスについてのご案内をはじめ、ニュースリリースや財務データなど、さまざまな情報をタイムリーにご紹介しています。



▶「個人のお客さまへ」

www.smbc.co.jp/kojin/index.html

インターネットバンキングや店舗･ATMの検索、各種商品･サービスのご案内などを掲載しています。



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各種商品・サービスをはじめ、三井住友銀行が法人のお客さまへ提供する多彩なビジネスソリューションについてご説明しています。



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三井住友銀行

SMBC 三井住友銀行

平成14年6月5日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
（コード番号８３１８）

株式会社藤木工務店に対する債権の取立不能のおそれについて

当行の取引先である株式会社藤木工務店に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．株式会社藤木工務店の概要
(1)所在地　大阪府大阪市中央区常盤町1丁目3番8号
(2)代表者の氏名　藤木　鐵三
(3)資本金　4,164百万円(平成14年3月31日現在)
(4)事業の内容　建設事業、不動産事業

2．生じた事実
株式会社藤木工務店が平成14年6月4日付けで大阪地方裁判所に民事再生手続開始の申立を行い、同日、同所より開始決定を受けた。

3．株式会社藤木工務店に対する貸出金額
10,620百万円

4．当行の業績の見通し
平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Fujiki Komuten Co., Ltd.

TOKYO, June 5, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Fujiki Komuten Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	3-8 Tokiwa 1-chome, Chuo-ku, Osaka
2) Representative:	Tetsuzo Fujiki
3) Capital:	4,164 million Yen (as of March 31, 2002)
4) Line of Business:	Construction and Real estate

2. Relevant facts occurring to the Company :

   The Company filed the petition for the commencement of civil rehabilitation proceedings on June 4, 2002 with the Osaka District Court and the Court accepted the adjudication of bankruptcy of the Company.

3 Amount of loans to the Company:

   10,620 million Yen

4. Forecast of SMBC's financial results:

   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

平成１４年６月６日

各　位

東京都千代田区大手町１丁目２番３号
三井生命保険　相互会社

大阪市中央区城見１丁目４番３５号
住友生命保険　相互会社

東京都中央区新川２丁目２７番２号
三井住友海上火災保険　株式会社
（コード番号８７５２）

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号８３１８）

運用子会社の合併の基本事項について

三井生命、住友生命、三井住友海上、三井住友銀行は、平成１４年４月２６日に発表した各々の運用子会社である三井生命グローバルアセットマネジメント、住友ライフ・インベストメント、スミセイグローバル投信、三井住友海上アセットマネジメント及びさくら投信投資顧問の５社の合併にかかる基本合意に基づいて協議を続けてまいりましたが、このたび、新たに発足する運用会社の基本事項（商号、役員（予定）、出資比率）について決定いたしました。

当事者となる５社では、現在合併準備委員会の下に業務分野別の専門部会を発足させ、合併により運用力の強化、経営の効率化を図り、お客様にご満足いただける最高品質の商品・サービスを提供できる、トップクラスの運用会社を作るための具体的協議を着々と進めております。今後、本店所在地、存続会社、その他人事等、順次決定していき、平成１４年１２月を目途に合併する予定です。

1.商号

三井住友アセットマネジメント株式会社

(英文社名：Sumitomo Mitsui Asset Management Company, Limited.)

2.役員（予定）

会長　　　：　大瀧　昌三　（現　三井生命 専務執行役員法人業務本部長
兼 三井生命グローバルアセットマネジメント　取締役会長　）

社長（CEO）：　井上　恵介　（現　住友生命　常務取締役嘱常務執行役員　）

3.出資比率

三井生命	30.0%
住友生命	35.0%
三井住友海上	17.5%
三井住友銀行	17.5%

以　上

＜本件に関するお問い合わせ先＞

三井生命保険　相互会社	広　報　グループ	韮　原	03(3213)0301
住友生命保険　相互会社	(東京本社) 広報課	野　呂	03(5550)4330
三井住友海上火災保険　株式会社	広　報　部	依　田	03(3297)6705
株式会社　三井住友銀行	広　報　部	古　舘	03(5512)2678

履　歴　書

おおたき しょうぞう
大瀧　昌三

昭和２１年　１月１４日生

現役職　　専務執行役員　法人業務本部長
　　　　　兼　三井生命グローバルアセットマネジメント株式会社
　　　　　　　取締役会長

出身地　　東京都

学　　歴

昭和４３年	３月	慶應義塾大学　経済学部　卒業

職　　歴

昭和４３年	４月	三井生命保険相互会社　入社
平成　４年	４月	同社　特別勘定運用部長
平成　８年	７月	同社　取締役　特別勘定運用部長
平成　９年	４月	同社　取締役　財務企画部長
平成１０年	４月	同社　取締役　財務企画部長 兼 特別勘定運用部参与
平成１１年	３月	同社　常務取締役　財務企画部長 兼 特別勘定運用部参与
平成１１年	４月	三井生命グローバルアセットマネジメント株式会社 代表取締役社長
平成１３年	４月	三井生命保険相互会社　常務執行役員　法人業務本部長 兼 三井生命グローバルアセットマネジメント株式会社 取締役会長
平成１３年	７月	三井生命保険相互会社　専務執行役員　法人業務本部長 兼　三井生命グローバルアセットマネジメント株式会社 取締役会長

以　　上

履　歴　書

井上恵介（いのうえけいすけ）

昭和２４年　８月　６日生

現役職　　常務取締役嘱常務執行役員
出身地　　兵庫県

学　　歴

昭和４８年　３月　一橋大学　法学部　卒業

職　　歴

昭和４８年	４月	住友生命保険相互会社　入社
平成　８年	４月	同社　運用審査第２部長
平成１０年	５月	同社　運用ビジネス革新委員会委員長
平成１１年	１月	同社　金融業務開発部長
平成１１年	７月	同社　取締役嘱金融業務開発部長
平成１２月	４月	同社　取締役嘱法人業務部長
平成１３月	１０月	同社　常務取締役
平成１４年	４月	同社　常務取締役嘱常務執行役員

以　上

June 6, 2002

Mitsui Mutual Life Insurance Company
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Co., Ltd.
Sumitomo Mitsui Banking Corporation

Basic Details of the Merger of Asset Management Subsidiaries

Tokyo, June 6, 2002 Mitsui Mutual Life Insurance Company ("Mitsui Life"), Sumitomo Life Insurance Company ("Sumitomo Life"), Mitsui Sumitomo Insurance Co., Ltd ("MSI") and Sumitomo Mitsui Banking Corporation ("SMBC") announced today their agreement on the basic details (such as the trade name, the plan for key personnel, and the equity stake percentage) of the merger of their five asset management subsidiaries—MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. ("MLG"), Sumitomo Life Investment Co., Ltd. ("SLI"), Sumisei Global Investment Trust Management Co., Ltd. ("SGT"), MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD. ("MSIAM"), and SAKURA INVESTMENT MANAGEMENT CO., LTD. ("SAMCO")—announced on April 26, 2002.

The five parties' merger preparatory committee and the special task forces established for each business unit have been taking steps to build a premiere asset management company that can provide products and services of highest quality to clients by enhancing investment management capability and improving efficiency. Other details will be agreed on (such as the address, merger structure, and personnel) toward the targeted December 2002 merger.

1. Trade name

   Sumitomo Mitsui Asset Management Company, Limited

2. The plan for key personnel

   Chairman: Shozo Otaki
   (Senior Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance

Company, Chairman of MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD.)

President (CEO): Keisuke Inoue
(Senior Vice President and Managing Director of Sumitomo Life Insurance Company)

3. Equity stake percentage

Mitsui Mutual Life Insurance Company	30.0%
Sumitomo Life Insurance Company	35.0%
Mitsui Sumitomo Insurance Co., Ltd	17.5%
Sumitomo Mitsui Banking Corporation	17.5%

SHOZO OTAKI

SENIOR MANAGING OFFICER AND MANAGING DIRECTOR, GROUP INSURANCE PROMOTION CENTER OF MITSUI MUTUAL LIFE INSURANCE COMPANY
CHAIRMAN OF MITSUI LIFE GLOBAL ASSET MANAGEMENT COMPANY, LTD.

DATE OF BIRTH: 14th January, 1946

CAREER:

July 2001	Senior Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 2001	Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 1999	President of Mitsui Life Global Asset Management Company, Ltd.
March 1999	Executive Managing Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1998	Executive Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1997	Executive Director and General Manager, Financial Planning Dept.
July 1996	Executive Director and General Manager, Separate Account Investment Dept.
April 1992	General Manager, Separate Account Investment Dept.
April 1968	Joined Mitsui Mutual Life Insurance Company

EDUCATION: Graduated from Keio University,
Faculty of Economics in March, 1968

KEISUKE INOUE

SENIOR VICE PRESIDENT
AND
MANAGING DIRECTOR

DATE OF BIRTH: 6th August, 1949

CAREER:

April 2002	Senior Vice President and Managing Director
October 2001	Managing Director
April 2000	Director and General Manager, Corporate Marketing & Operating Dept.
July 1999	Director and General Manager, Financial Business Innovaion Dept.
January 1999	General Manager, Financial Business Innovaion Dept.
May 1998	General Manager, Investment Business Innovation Committee
April 1996	General Manager, Credit Risk Analysis Dept.－II
April 1973	Joined Sumitomo Life Insurance Company

EDUCATION: Graduated from Hitotsubashi University,
Faculty of Law in March, 1973

平成14年6月26日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）

株式会社利根に対する債権の取立不能のおそれについて

当行の取引先である株式会社利根に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．　株式会社利根の概要

(1) 所在地	東京都目黒区目黒1丁目6番17号
(2) 代表者の氏名	前田 雅慶
(3) 資本金	770百万円
(4) 事業の内容	ボーリング機械製造業、土木工事業

2．　生じた事実

株式会社利根が平成14年6月26日付けで東京地方裁判所に民事再生手続きの申立を行った。

3．　株式会社利根に対する貸出金額

6,455百万円

4．　当行の業績の見通し

平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Tone Co., Ltd.

TOKYO, June 26, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Tone Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	6-17 Meguro 1-chome,Meguro-ku,Tokyo
2) Representative:	Masayoshi Maeda
3) Capital:	770 million Yen (as of March 31, 2002)
4) Line of Business:	Construction machine manufacturing and Construction

2. Relevant facts occurring to the Company :
   The Company filed the petition for the commencement of civil rehabilitation proceedings on June 26, 2002 with the Tokyo District Court .

3 Amount of loans to the Company:
   6,455 million Yen

4. Forecast of SMBC's financial results:
   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

File No. 82-4395
Exhibit A7(d)

平成14年7月8日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

大日本土木株式会社に対する債権の取立不能のおそれについて

当行の取引先である大日本土木株式会社に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．　大日本土木株式会社の概要
(1) 所在地　　岐阜県岐阜市宇佐南1-6-8
(2) 代表者の氏名　　鬼頭 徳就
(3) 資本金　　14,589百万円
(4) 事業の内容　　総合建設業

2．　生じた事実
大日本土木株式会社が平成14年7月5日付けで東京地方裁判所に民事再生手続きの申立を行った。

3．　大日本土木株式会社に対する貸出金額
8,340百万円

4．　当行の業績の見通し
平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Dai Nippon Construction Co., Ltd.

TOKYO, July 8, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Dai Nippon Construction Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	6-8 Usaminami 1-chome,Gifu-shi,Gifu
2) Representative:	Tokunari Kito
3) Capital:	14,589 million Yen (as of March 31, 2002)
4) Line of Business:	Construction

2. Relevant facts occurring to the Company :

   The Company filed the petition for the commencement of civil rehabilitation proceedings on July 5, 2002 with the Tokyo District Court .

3 Amount of loans to the Company:

   8,340 million Yen

4. Forecast of SMBC's financial results:

   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

File No. 82-4395
Exhibit A7(e)

平成１４年7月１１日

各　　　位

東京都千代田区有楽町1丁目1番2号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）

第１回第一種優先株式の転換価額の修正に関するお知らせ

旧住友銀行が平成１１年３月３０日に発行いたしました第１回優先株式（現三井住友銀行第１回第一種優先株式）の転換価額は、当該優先株式の転換価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．修正後転換価額　　９８０円
　（修正前転換価額　　１，４００円）

２．適用日　　平成１４年８月１日以降

以　　上

<本件に関するお問い合わせ先>

経営企画部ＩＲ室　大島　TEL 03-5512-4460
櫻井　TEL 03-5512-4463
日隈（ひくま）　TEL 03-5512-4464

July 11, 2002

Notice regarding Adjustment of Conversion Ratio of
Type 1 Preferred Stock
(now First Series Type 1 Preferred Stock)
issued by The Sumitomo Bank, Limited
(now Sumitomo Mitsui Banking Corporation)

Tokyo, July 11, 2002 --- Sumitomo Mitsui Banking Corporation hereby announces that the conversion ratio with respect to Type 1 Preferred Stock (now First Series Type 1 Preferred Stock, the "Preferred Stock") issued on March 30, 1999 by The Sumitomo Bank, Limited (now Sumitomo Mitsui Banking Corporation) will be adjusted as set out below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Conversion Ratio after the Adjustment	¥980
(Conversion Ratio before the Adjustment	¥1,400)
2. Effective Date	August 1, 2002

For any questions or inquiries, please contact:

Investor Relations Dept.
Masahiko Oshima, Tel: 81-3-5512-4460
Hideyuki Sakurai, Tel: 81-3-5512-4463
Hiroshi Higuma, Tel:81-3-5512-4464

File No. 82-4395
Exhibit A7(f)

平成 14 年 7 月 11 日

各　　位

株式会社　三井住友銀行

本日の一部報道について

本日、一部報道機関により「金融持株会社設立」との報道がありましたが、そういった事実はございません。

以　　上

File No. 82-4395
Exhibit A7(f)
(English Translation)

Comments on Today's Media Report

TOKYO, July 11, 2002 --- As to today's media report regarding establishment of a financial holding company, Sumitomo Mitsui Banking Corporation commented that it is not a fact.

File No. 82-4395
Exhibit A7(g)

平成１４年７月３０日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号　８３１８）

本日の報道について

本日、「金融持株会社設立」との報道がありましたが、金融持株会社設立については検討中であり、正式に機関決定次第、速やかに対外公表を行う予定です。

以　上

File No. 82-4395
Exhibit A7(g)
(English Translation)

Comments on Today's Media Reports

TOKYO, July 30, 2002 --- As to today's media reports regarding the establishment of a holding company, Sumitomo Mitsui Banking Corporation is now considering the matter and will make an announcement as soon as it is officially decided.

平成１４年７月３０日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）
［問合せ先］　広報部長　牧　満
TEL:03-5512-2671

グループ経営改革について

株式会社三井住友銀行（頭取：西川善文）は、平成１３年４月の発足以来、合併効果を着実に実現しつつ将来の更なる発展への基礎を固めてまいりました。さくら銀行・住友銀行の統合にあたりましては、統合効果を最大限にかつ迅速に実現していくために「合併」という統合形態を選択し、その後、基幹システムの一本化、店舗の統廃合、重複するグループ会社の統合等を順調に推進してまいりました。また、経費削減・粗利増強の両面における合併効果につきましても、当初想定以上の成果が上がってきております。さらに、合併後注力してきております「業務改革」につきましても推進のスピードが上がってきております。

この様に、「三井住友銀行」としての基礎固めに目処がつき、業務推進に拍車がかかってまいりましたところで、「最適グループ経営の実現」と「戦略事業の抜本的強化」を核とした「グループ経営改革」を実行することにより、「２１世紀の新たな複合金融グループ」として一段の飛躍を図ることといたしました。以下に、「グループ経営改革」の趣旨、内容等につきましてお知らせいたします。

１．グループ経営改革の趣旨

経済・金融のグローバル化、金融サービス分野における規制緩和の進展、お客様の金融ニーズの多様化等に伴い、業界、業種等の壁を越えた、国際的な金融機関の競争が激化しております。この様な環境の中、

・持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」
・企業戦略の明確化と経営の自立性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の積極的投入等による「戦略事業の抜本的強化」

の２点を主眼とする「グループ経営改革」を実行し、「充実した金融サービス提供力」と「高度な収益力・財務体力」を併せ持つ複合金融グループの構築に取り組んでまいります。

グループ経営改革を通じて従来以上に付加価値の高い金融サービスを幅広く提供することによりお客様の期待に応え、同時に、グループ全体の収益力を強化し株主の皆様の期待に応えてまいります。

2．グループ経営改革の内容

（１）最適グループ経営の実現

①持株会社体制への移行

グループ会社ガバナンスを強化しつつグループ戦略の立案・推進力を高めると同時に、複合金融グループとしての更なる発展へ向けて組織の柔軟性・拡張性を向上させるため、株主総会の承認と関係当局の認可を前提として持株会社体制へ移行いたします。具体的には、本年１２月上旬を目処に、三井住友銀行が株式移転により持株会社を設立する予定であります。

持株会社の基本事項は以下の通りといたします。

商　　号	：	株式会社三井住友フィナンシャルグループ（仮称）
英文名称	：	Sumitomo Mitsui Financial Group, Inc.（仮称）
資 本 金	：	１兆円
事業目的	：	傘下子会社の経営管理、並びにそれに附帯する業務
経 営 者	：	取締役会長　岡田明重（三井住友銀行取締役会長を兼務）
		取締役社長　西川善文（三井住友銀行頭取を兼務）
本　　社	：	東京都千代田区有楽町一丁目１番２号（三井住友銀行本店所在地）

詳細につきましては、本年９月下旬に開催予定の株主総会へお諮りしてまいります。

②グループ経営の高度化

新設する株式会社三井住友フィナンシャルグループを核に、コーポレートガバナンス体制、意思決定プロセス、経営資源配分スキーム、経営管理制度、人事・報酬制度等を整備し、合理性に立脚した統合的なグループ経営を実現してまいります。

コーポレートガバナンス体制につきましては、株式会社三井住友フィナンシャルグループの取締役会に人事委員会、報酬委員会、リスク管理委員会を設置し、持株会社取締役会がグループ全体の業務執行を監督する体制を構築してまいります。株式会社三井住友フィナンシャルグループの取締役は、複数の社外取締役を含め１０名以内（三井住友銀行の取締役兼務者を含む）とし、意思決定の迅速化を図ってまいります。

株式会社三井住友フィナンシャルグループには、グループ全体の経営戦略・経営管理、経営資源配分、新事業開発、情報システム戦略、財務・ＩＲ、リスク管理、グループ内幹部人事、業務監査等の機能を配置してまいります。株式会社三井住友フィナンシャルグループの社員は、三井住友銀行を始めとする傘下グループ会社のコーポレートスタッフと密接に連携し、効果的・効率的にグループ経営の遂行に努めてまいります。

人事運営につきましては、グループ全体に適材適所の人事を徹底し、実力主義・成果主義に基づいた処遇を実施してまいります。具体的には、グループ内における人事ローテーションの確立、グループ会社のマネジメント体制の見直し、外部からの人材獲得の積極化、業績向上へのインセンティブ強化等を実施してまいります。

（２）戦略事業の抜本的強化

①重点強化グループ会社の兄弟会社化

戦略事業を担うグループ会社につきましては、各社のグループ戦略上の位置付け・責任を明確化した上で権限委譲を推進し、経営の自立性を強化してまいります。特に、高い成長ポテンシャルと十分な事業規模を有し、また、業務面において銀行業とのシナジーも見込まれる、クレジットカード事業を担う三井住友カード株式会社、リース事業を担う三井住友銀リース株式会社、情報システム・シンクタンク事業を担う株式会社日本総合研究所の３社につきましては、持株会社体制へ移行した後、速やかに株式会社三井住友フィナンシャルグループの１００％子会社とし、重点的に強化してまいります。

同時に、ホールセール証券事業・アセットマネジメント事業を担う戦略グループ会社であります大和証券エスエムビーシー株式会社・大和住銀投信投資顧問株式会社につきましては、現在三井住友銀行が保有している両社の株式を株式会社三井住友フィナンシャルグループへ移管し、持株会社の直接投資会社といたします。

三井住友カード、三井住友銀リース、日本総合研究所につきましては、現在既にそれぞれの事業分野において相応の地歩を築いておりますが、今回の株式会社三井住友フィナンシャルグループの１００％子会社化、即ち三井住友銀行の兄弟会社化による、経営の自由度向上、持株会社による適切なガバナンス、企業ステータス向上等のメリットを最大限に活用しつつ、銀行の子会社であったこれまでとは異なり、より一段と自主性をもって経営を推し進め、各々の業界におけるトッププレーヤーを目指してまいります。３社それぞれが、各々の業界トップ企業をベンチマークに収益力の抜本的な向上を図っていくことにより、３社合算の当期利益（平成１４年度計画１７０億円）を、３年以内に２倍以上に増強していくことを当面の目標といたします。

②更なる戦略事業分野の開拓

持株会社体制への移行等により複合金融グループとしてのプラットフォームが整備されることを受け、新たな戦略事業への取組みを強化してまいります。

このため、株式会社三井住友フィナンシャルグループに新事業開発機能を配置の上強化し、現在グループ内で育成中の事業、今後新たに取り組んでいく可能性のある事業の中から戦略的に開拓・強化していくものを明確化した上で経営資源の再配置を進め、お客様に充実した金融サービスを提供していく複合金融グループとしての更なる成長、ひいては連結収益の増強を図ってまいります。

以　上

＜参考＞三井住友カード、三井住友銀リース、日本総合研究所の概要

（1）商号	三井住友カード株式会社			三井住友銀リース株式会社			株式会社日本総合研究所		
（2）事業内容	クレジットカード業務			リース業務			・システム開発・運用業務 ・コンサルティング業務 ・シンクタンク業務		
（3）業容（14/3末）	・会員数　12百万人 ・カード売上高 28,131億円			・リース・延払検収高　4,436億円 ・営業資産残高　13,549億円			・システム関連売上　605億円		
（4）設立年月日	昭和４２年１２月２６日			昭和４３年９月２日			昭和４４年２月２０日		
（5）本店所在地	大阪市中央区今橋 ４－５－１５			東京都港区西新橋 ３－９－４			東京都千代田区一番町１６		
（6）代表者	加藤　重義			白賀　洋平			奥山　俊一		
（7）資本金（14/3末）	７９１億円			５７６億円			３０億円		
（8）決算期	３月３１日			３月３１日			３月３１日		
（9）従業員数（14/3末）	１，７８０名			１，０３１名			２，３７５名		
（10）主要株主及び議決権比率（14/3末）	三井住友銀行　46.9% ＳＭＢＣ抵当証券　45.0% 日本総合研究所　5.3% さくらカード　2.8%			三井住友銀行　37.5% 三井住友カード　12.9% ＳＭＢＣファイナンス　12.4% 日本総合研究所　9.6% クオーク　8.6% その他　19.0%			三井住友銀行　4.9% 三井住友銀リース　22.8% 三井住友カード　21.8% その他　50.5%		
（11）業績	13.3期	14.3期	15.3期（予想）	13.3期	14.3期	15.3期（予想）	13.3期	14.3期	15.3期（予想）
営業収益（億円）	1,016	1,165	1,300	4,751	4,829	5,000	637	674	740
経常利益（億円）	149	96	180	-146	38	60	76	97	75
当期利益（億円）	85	45	100	2	21	35	50	130	40

File No. 82-4395
Exhibit A7(h)
(English Summary)

The Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group

TOKYO, July 30, 2002 — Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa) announced today its plan to implement a new corporate structure at around the beginning of December 2002 by establishing a holding company.

Since the merger in April 2001, SMBC has gained a firm foothold to achieve further growth by steadily realizing the merger benefit. SMBC has chosen a straight merger as the form of consolidation in order to maximize the merger benefit as quickly as possible, and as a benefit of this decision, there has been greater progress in terms of integration of the main IT systems, restructuring of the branch network, and reduction of functional duplication of the group companies. Regarding the realization of the merger benefit, both cost reduction and strengthening of gross banking profit have been greater than originally planned. Furthermore, the "Business Reform", which has been started after the merger, has been in progress.

Now that the first phase of the post-merger management has been almost completed, SMBC has decided to make a big leap toward "The New Financial Services Complex in the 21st Century", by forming a new corporate structure with two core objectives; "creation of the corporate structure fully exploiting the strengths of SMBC group" and "substantial reinforcement of the strategic business lines on a group basis".

The objectives and details of the new corporate structure are as follows:

1. Main objectives of forming the new corporate structure

Globalization of the economy and financial markets, deregulation in the financial service arena and diversification of the customers' financial needs are accelerating the fierce competition among international financial institutions beyond the boundary of industries and types of businesses. Responding to such circumstances, SMBC is going to implement the measures fortifying the corporate structure of SMBC group to pursue the following two objectives:

- **Creation of a corporate structure fully exploiting the strengths of SMBC group** by establishing a group-wide corporate governance, management structure, and management systems furnished in the holding company playing a core role,
- **Substantial reinforcement of the strategic business lines on a group basis** by redefining the corporate strategy and improving the autonomy of the businesses, by clarifying the responsibility and enhancing delegation, by enhancing the incentive system, and by aggressive resource allocation.

SMBC group will consequently grow as a financial services complex with both the **substantial capability of providing financial services** and **superior profitability and financial stability.**

Through the new corporate structure, SMBC group will respond better to the customers' needs by providing a wide variety of financial services with more value added and, at the same time, will reward shareholders by enhancing the profitability of SMBC group as a whole.

2. Details of the new corporate structure

1) Creation of a corporate structure fully exploiting the strengths of SMBC group

(1) Transformation to the holding company structure

After the approval of both shareholders and governmental authorities, SMBC group will be transformed to the holding company structure in order, first, to strengthen the functions such as the governance of the group companies, the development and execution of the group's strategy, and, second, to improve flexibility and expandability of the organization toward further growth as the financial services complex. Specifically, at around the beginning of December 2002, SMBC is going to establish a holding company by transferring its shares.

The outline of the planned holding company is as follows:

Company name: Sumitomo Mitsui Financial Group, Inc. (tentative)
Capital stock: one trillion yen
Business description: management of group companies and related businesses
Top management:
Chairman - Akishige Okada
(Concurrently serving as the Chairman of SMBC)
President and CEO– Yoshifumi Nishikawa
(Concurrently serving as the President of SMBC)
Headquarters: 1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
(The place of current headquarters of SMBC)

The proposal regarding the details of this reorganization is going to be submitted to the shareholders' meeting planned to be held in late September this year.

(2) Establishment of the integrated group management

Sumitomo Mitsui Financial Group is going to play a core role in establishing the group-wide corporate governance system, decision-making process, resource-allocation scheme, managerial accounting system, and human resources (HR) & compensation system, and therefore, in executing the integrated group management based on a business rationality.

Under the new corporate governance system, the board of directors of Sumitomo Mitsui Financial Group will be in charge of supervising the business operation of the group as a whole, with the Nominating Committee, Compensation Committee, and Risk Management Committee in the holding company. The number of directors of Sumitomo Mitsui Financial Group (some of them concurrently serving as the directors of SMBC) is going to be no more than ten including outside directors in view of quick decision-making.

Sumitomo Mitsui Financial Group is going to have functions such as strategic planning and management, resource allocation, new business development, strategic planning of information systems, financial management and investor relations, risk management, HR management for group executives, and business auditing of the group as a whole. The staff of the holding company are going to work closely with the corporate staff of group companies such as SMBC in order to execute the effective and efficient management of the group.
Under the new HR management system, staff are going to be rewarded based on their capabilities and performance, with "the right person in the right place" policy throughout the group. Specifically, execution of various actions are planned such as job rotation within the group, reinforcement of management teams of group companies, active recruiting of talent from outside, enhancement of performance incentives.

2) Substantial reinforcement of the strategic businesses

(1) Empowerment of strategic group companies

Sumitomo Mitsui Financial Group will enhance the autonomy of the group companies with substantial delegation under the clear missions and strategies set by the holding company. Specifically, soon after the holding company is established, SMBC will place the three group companies, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd., as the 100%-held subsidiaries of the holding company, in order to prioritize the reinforcement of credit card business, leasing business, and information systems &

think-tank business, all of which have high growth potential and sufficient business scale, and have good prospects for high operational synergies with banking business.

At the same time, Daiwa Securities SMBC Co., Ltd., and Daiwa SB Investments Ltd., which are the group's strategic companies in charge of wholesale securities business and asset management business, are going to become the directly invested companies of Sumitomo Mitsui Financial Group, with the transfer of the shares currently held by SMBC to the new holding company.

The Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd., while already sustaining substantial positions within each business field, will aim to be the top players, with far more delegation than at bank's subsidiaries, taking full advantage of the merits created by being 100%-held subsidiaries of the holding company, namely becoming the sister companies of SMBC; improvement of autonomy, introduction of refined corporate governance, improvement in the companies' corporate status, etc. Sumitomo Mitsui Financial Group expects to achieve the financial goal of more than twice as much net profit in total of these three companies as it is now (FY 2002 plan: 17 billion yen) within three years, with the significant improvement in the companies' earnings power, benchmarking to the top players in those business fields.

(2) Exploration of new strategic business fields

As the management platform for the financial services complex has been fortified by initiatives including the introduction of a holding company structure, Sumitomo Mitsui Financial Group is going to strengthen the strategic actions to penetrate and foster new businesses.

Practically, Sumitomo Mitsui Financial Group will establish and reinforce a function for new business development, and reallocate the management resources to the strategic business areas selected among businesses in the process of fostering within the group, potential new businesses, etc. Through the aforementioned actions, Sumitomo Mitsui Financial Group plans to grow as the financial services complex providing value-added financial services and plans to reinforce consolidated profit.

<Reference>

Summary of Sumitomo Mitsui Card, SMBC Leasing, and The Japan Research Institute

(1) Corporate name	Sumitomo Mitsui Card Company, Ltd.	SMBC Leasing Company, Ltd.	The Japan Research Institute, Ltd.
(2) Type of business	Credit card business	Leasing business	Systems development / application, consulting, think-tank business
(3) Scale of business	Number of members: 12 million Sales of credit: 2,813.1 billion yen	Lease and hire-purchase drawn down amount: 443.6 billion yen Balance of operating assets: 1,354.9 billion yen	Sales on systems development, systems application: 60.5 billion yen
(4) Date of foundation	Dec. 26th, 1967	Sep. 2nd, 1968	Feb. 20th, 1969
(5) Headquarters	4-5-15, Imabashi, Chuo-ku, Osaka	3-9-4, Nishi-shinbashi, Minato-ku, Tokyo	16, Ichiban-cho, Chiyoda-ku, Tokyo
(6) Representative	Mr. Shigeyoshi Kato	Mr. Youhei Shiraga	Mr. Shunichi Okuyama
(7) Capital stock (as of Mar. 2002)	79.1 billion yen	57.6 billion yen	3 billion yen
(8) Settling day	March 31st	March 31st	March 31st
(9) Number of employees (as of Mar. 2002)	1,780	1,031	2,375
(10) Major shareholders and the percentage of representation (as of Mar. 2002)	Sumitomo Mitsui Banking Corporation 46.9% SMBC Mortgage 45.0% Japan Research Institute 5.3% Sakura Card 2.8%	Sumitomo Mitsui Banking Corporation 37.5% Sumitomo Mitsui Card Company 12.9% SMBC Finance 12.4% Japan Research Institute 9.6% QUOQ 8.6% Others 19.0%	Sumitomo Mitsui Banking Corporation 4.9% SMBC Leasing 22.8% Sumitomo Mitsui Card Company 21.8% Others 50.5%

(11) Financial performance (billion yen)	Sumitomo Mitsui Card FY 2000	FY 2001	FY 2002E	SMBC Leasing FY 2000	FY 2001	FY 2002E	The Japan Research Institute FY 2000	FY 2001	FY 2002E
Sales	101.6	116.5	130.0	475.1	482.9	500.0	63.7	67.4	74.0
Op. Profit	14.9	9.6	18.0	-14.6	3.8	6.0	7.6	9.7	7.5
Net Income	8.5	4.5	10.0	0.2	2.1	3.5	5.0	13.0	4.0

File No. 82-4395
Exhibit A7(i)

平成14年７月30日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号　８３１８）
＜お問合せ先＞
広報部 TEL：03-5512-2678

平成15年３月期第１四半期情報の開示について

当行の平成15年３月期第１四半期（平成14年４月１日から平成14年６月30日）における四半期情報について、お知らせします。

以下に掲げる四半期情報は、経済対策閣僚会議「改革先行プログラム」および金融庁「証券市場の構造改革プログラム」の趣旨等を踏まえ、当四半期から任意の会社情報として開示するものです。

（注）以下に記載する数値は、監査法人による監査を受けておりません。

１．「金融再生法ベースのカテゴリーによる開示」（単体）

（単位：億円）　（参考）　（単位：億円）

	平成14年６月末	平成14年３月末（実績）
破産更生債権及びこれらに準ずる債権	5,491	4,935
危険債権	28,690	29,702
要管理債権	24,709	24,363

(注)上記の平成14年６月末の計数は、「金融機能の再生のための緊急措置に関する法律施行規則」第４条に規定する各債権のカテゴリーにより分類しておりますが、集計方法については以下の点につき年度末に開示する計数とは異なるため、計数は連続しておりません。

1. 平成14年６月末の「破産更生債権及びこれらに準ずる債権」および「危険債権」の金額は、同年３月末時点における金額(債務者区分(※) 残高)をベースとし、当行の定める自己査定基準に基づき債務者区分の見直しを行ない、同年３月末から６月末までに債務者区分が下方に変更になったと認められる債務者に対する債権額を新たに加算、または「危険債権」を減額し「破産更生債権及びこれらに準ずる債権」を加算しております。同様に、債務者区分が上方に変更になったと認められる債務者に対する債権額を減額、または「破産更生債権及びこれらに準ずる債権」を減額し「危険債権」を加算しております。

　また、平成14年６月末については、同年３月末時点の自己査定金額のうち、大口先に対する債権（上位50社）について四半期中の増減額を勘案しております。その他の先については、原則として、償却・引当見込額、回収額、および担保処分見込額等の四半期中の変動は勘案しておりません。

　なお、新たに「破産更生債権及びこれらに準ずる債権」と認められる金額のうち、無価値と認められる部分については直接償却相当額として当該金額を減額しております。

2. 平成14年６月末の「要管理債権」の金額は、同様に、同年３月末時点における金額をベースとし、同年３月末から６月末の間に当行の定める自己査定基準に基づき債務者区分の見直しを行ない要注意先となった債務者のうち、新たに要管理債権を有することを確認している債務者の要管理債権を加算し、「破産更生債権及びこれらに準ずる債権」および「危険債権」に変更になった金額を減算しております。

　また、平成14年６月末については、同年３月末時点の自己査定金額のうち、大口先のものに対する債権（上位50社）について四半期中の増減額を勘案しております。その他の先については、原則として、回収額等の四半期中の変動は勘案しておりません。

※債務者区分との関係：破産更生債権及びこれらに準ずる債権（実質破綻先、破綻先の債権）
危険債権（破綻懸念先の債権）
要管理債権（要注意先のうち、元本又は利息の支払が３ヵ月以上遅延しているか、又は貸出条件を緩和している債権）

2．自己資本比率（国際統一基準）

	平成14年9月末（予想値）	平成14年3月末（実績）
連結自己資本比率	10%台半ば	10.45%
連結Ｔｉｅｒ１比率	5%台半ば	5.50%

（注）上記予想値は、経営環境に関する前提条件の変化等に伴い変動することがあります。

3．時価のある有価証券の評価差額（単体）

（単位：億円）　（参考）（単位：億円）

	平成14年6月末				平成14年3月末			
	時価	評価差額			時価	評価差額		
			うち益	うち損			うち益	うち損
その他有価証券	212,733	△ 5,652	2,675	8,328	180,470	△ 4,817	2,442	7,259
株式	43,850	△ 6,317	1,826	8,142	47,339	△ 5,009	1,809	6,818
債券	141,008	578	658	79	105,557	378	556	178
その他	27,875	86	192	106	27,574	△ 185	77	262

（注）1．平成14年6月末の「評価差額」（および下表「含み損益」）は、平成14年6月末時点の帳簿価額（償却原価法適用前、減損処理前）と時価の差額を計上しております。
2．その他有価証券の株式については（四半）期末日前1カ月の市場価格の平均等に、それ以外については（四半）期末日の市場価格等に基づいて算出しております。
3．有価証券のほか、譲渡性預け金、コマーシャル・ペーパー、および貸付債権信託受益権等も含めております。
4．なお、満期保有目的の債券、子会社・関連会社株式に係る含み損益は以下のとおりであります。

（参考）満期保有目的の債券、子会社・関連会社株式の含み損益（単位：億円）

	平成14年6月末				平成14年3月末			
	帳簿価額	含み損益			帳簿価額	含み損益		
			うち益	うち損			うち益	うち損
満期保有目的の債券	2,846	27	27	0	1,280	11	12	0
子会社・関連会社株式	1,125	△ 164	26	190	1,125	△ 1	127	128

4．デリバティブ取引（単体）

(1) 金利関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	金利先物	179,583	△ 5	△ 5	158,720	2	2
	金利オプション	34,620	1	1	12,762	0	0
店頭	金利先渡契約	44,450	△ 2	△ 2	50,010	1	1
	金利スワップ	2,220,784	1,193	1,193	2,158,662	673	673
	その他	54,210	24	24	56,933	38	38
	合計		1,210	1,210		715	715

（注）ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	通貨スワップ	70,586	122	122	53,888	△ 77	△ 77
	その他	8,516	88	88	7,511	30	30
	合計		211	211		△ 47	△ 47

（注）１．ヘッジ会計が適用されているデリバティブ取引及び下記注２．の取引は、上記記載から除いております。
２．先物為替予約、通貨オプション等のうち、引直しを行っている通貨関連のデリバティブ取引の契約額等は下記のとおりであります。

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年6月末	平成14年3月末
		契約額等	契約額等
取引所	通貨先物	－	－
	通貨オプション	－	－
店頭	為替予約	359,631	416,945
	通貨オプション	51,988	68,981

(3) 株式関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	株式指数先物	－	－	－	－	－	－
	株式指数オプション	－	－	－	－	－	－
店頭	有価証券店頭オプション	336	5	5	－	－	－
	有価証券店頭指数等スワップ	－	－	－	－	－	－
	その他	－	－	－	0	0	0
	合計		5	5		0	0

（注）ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(単位:億円)

区分	種類	平成14年6月末 契約額等	平成14年6月末 時価	平成14年6月末 評価損益
取引所	債券先物	2,980	0	0
	債券先物オプション	790	△ 1	△ 1
店頭	債券店頭オプション	4	0	0
	合計		△ 1	△ 1

(参考) (単位:億円)

平成14年3月末 契約額等	平成14年3月末 時価	平成14年3月末 評価損益
266	0	0
50	0	0
4	0	0
	0	0

(注) ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

(単位:億円)

区分	種類	平成14年6月末 契約額等	平成14年6月末 時価	平成14年6月末 評価損益
店頭	商品スワップ	133	3	3
	商品オプション	98	0	0
	合計		3	3

(参考) (単位:億円)

平成14年3月末 契約額等	平成14年3月末 時価	平成14年3月末 評価損益
38	1	1
101	0	0
	2	2

(注) 1. ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

(単位:億円)

区分	種類	平成14年6月末 契約額等	平成14年6月末 時価	平成14年6月末 評価損益
店頭	クレジット・デフォルト・オプション	−	−	−
	その他	6	0	0
	合計		0	0

(参考) (単位:億円)

平成14年3月末 契約額等	平成14年3月末 時価	平成14年3月末 評価損益
−	−	−
113	△ 70	△ 70
	△ 70	△ 70

(注) ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

5. 国内預金・個人預金残高(単体)

(単位:億円)

	平成14年6月末	平成14年3月末	平成13年6月末
国内預金	538,500	546,147	491,260
うち 個人預金	309,186	301,107	289,467

(注)本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

以 上

Sumitomo Mitsui Banking Corporation (SMBC)

Financial information for the First Quarter of Fiscal Year 2002 ending March 31, 2003 (Unaudited)

Sumitomo Mitsui Banking Corporation (SMBC) announces the quarterly financial information for the First Quarter ended June 30, 2002).

SMBC hereby voluntarily reports the information based on 'The Advanced Reform Program'and Financial Services Agency's 'Program for Structural Reform of Securities Markets' from the current quarter.

(The information included in this press release is unaudited.)

1. Disclosed assets classified by the category under the Financial Reconstruction Law (Non-consolidated)

	(Billions of yen) As of June 30, 2002	(Reference) (Billions of yen) As of March 31, 2002
Bankrupt and quasi-bankrupt assets	549.1	493.5
Doubtful assets	2,869.0	2,970.2
Substandard assets	2,470.9	2,436.3

(Notes)

1. Breakdown of assets as of June 30, 2002 is reported in accordance with the categories specified under Article 4 of Ordinance on Financial Reconstruction Law. The calculation methods for the June-end amounts, however, differ from those of the year-end amounts in the following points. Consequently, there is no continuity.
2. Amounts are based on the balance of claims to each borrower category* at the end of March 2002. Borrower categories are reviewed in accordance with the self-assessment criteria, and claims to borrowers whose category has changed during the period from March-end to June-end 2002 are reclassified accordingly.

   Claims to top-50 large-scale borrowers are adjusted for write-offs, projected amount of provisioning, collected amount, amount estimated to be available after disposal of collateral, etc. at the end of June 2002. Such adjustment is not made for claims to other borrowers.

   (a) Bankrupt and Quasi-bankrupt Assets and Doubtful Assets

   Claims to borrowers whose category is revised down are newly added to Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Doubtful Assets are reclassified as Bankrupt and Quasi-bankrupt Assets.

   Claims to borrowers whose category is revised up are deducted from Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Bankrupt and Quasi-bankrupt Assets are added to Doubtful Assets.

   Of the claims newly classified as Bankrupt and Quasi-bankrupt Assets, those recognized as being of no value are deducted as an equivalent for direct write-offs.

   (b) Substandard Assets

   New claims to Borrowers Requiring Caution classified as Substandard Borrowers are added to Substandard Assets and the existing claims reclassified as Bankrupt and Quasi-bankrupt Assets or Doubtful Assets are deduced from Substandard Assets.

   * Relationship between the Financial Reconstruction Law categories and self-assessment categories:
   Bankrupt and quasi-bankrupt assets (Claims to bankrupt or effectively bankrupt borrowers)
   Doubtful assets (Claims to potentially bankrupt borrowers)
   Substandard assets (Claims to borrowers requiring caution, overdue three months or relaxed the terms of lending)

2. Capital Ratio (BIS Guidelines)

	As of September 30, 2002 (Projected)	As of March 31, 2002 (Actual)
Consolidated Capital Ratio	Approximately 10.5%	10.45%
Consolidated Tier I Ratio	Approximately 5.5%	5.50%

(Note) Above projections may be revised should the business environment presumptions change.

3. Net Unrealized Gains (Losses) on Marketable Securities [Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2002				As of March 31, 2002			
	Market Value	Net Unrealized Gains (Loses)			Market Value	Net Unrealized Gains (Loses)		
			Gains	Losses			Gains	Losses
Other Securities	21,273.3	(565.2)	267.5	832.8	18,047.0	(481.7)	244.2	725.9
Stocks	4,385.0	(631.7)	182.6	814.2	4,733.9	(500.9)	180.9	681.8
Bonds	14,100.8	57.8	65.8	7.9	10,555.7	37.8	55.6	17.8
Other	2,787.5	8.6	19.2	10.6	2,757.4	(18.5)	7.7	26.2

(Notes)

1. "Net unrealized gains (losses)" at the end of June 2002 of the above and below tables is the difference between the book value (before amortization and impairment) and the market value.
2. Stocks classified under "Other" are calculated using the average market price during the month before the end of the quarter. For other securities classified as "Other", they are calculated using the market prices at the end of the quarter.
3. In addition to securities, the above amounts include negotiable certificates of deposits bought, commercial paper and beneficiary certificates of trust for loan receivables.
4. Net unrealized gains (losses) on "Bonds classified as held-to-maturity" and "Investments in subsidiaries and affiliates" are as follows: "

(Reference) Net unrealized gains (losses) on bonds classifies as held-to-maturity and investments in subsidiaries and affiliates

(Billions of yen)

	As of June 30, 2002				As of March 31, 2002			
	Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses
Bonds classified as held-to-maturity	284.6	2.7	2.7	0.0	128.0	1.1	1.2	0.0
Investments in subsidiaries and affiliates	112.5	(16.4)	2.6	19.0	112.5	(0.1)	12.7	12.8

4. Derivatives (Non-consolidated)

(1) Interest Rate Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Interest rate futures	17,958.3	(0.5)	(0.5)	15,872.0	0.2	0.2
Interest rate options	3,462.0	0.1	0.1	1,276.2	0.0	0.0
Over-the-counter transactions						
Forward rate agreements	4,445.0	(0.2)	(0.2)	5,001.0	0.1	0.1
Interest rate swaps	222,078.4	119.3	119.3	215,866.2	67.3	67.3
Other	5,421.0	2.4	2.4	5,693.3	3.8	3.8
Total		121.0	121.0		71.5	71.5

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(2) Currency Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Currency swaps	7,058.6	12.2	12.2	5,388.8	(7.7)	(7.7)
Other	851.6	8.8	8.8	751.1	3.0	3.0
Total		21.1	21.1		(4.7)	(4.7)

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 2).

2. Contract amounts of revaluated foreign exchange and currency options are as follows:

	(Billions of yen) As of June 30, 2002	(Reference) (Billions of yen) As of March 31, 2002
	Contract Amount	Contract Amount
Transactions listed on exchange		
Currency futures	—	—
Currency options	—	—
Over-the-counter transactions		
Forward foreign exchange	35,963.1	41,694.5
Currency options	5,198.8	6,898.1

(3) Equity Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Equity price index futures	—	—	—	—	—	—
Equity price index options	—	—	—	—	—	—
Over-the-counter transactions						
Equity options	33.6	0.5	0.5	—	—	—
Equity swaps	—	—	—	—	—	—
Other	—	—	—	0.0	0.0	0.0
Total		0.5	0.5		0.0	0.0

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(4) Bond Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Bond futures	298.0	0.0	0.0	26.6	0.0	0.0
Bond futures options	79.0	(0.1)	(0.1)	5.0	0.0	0.0
Over-the-counter transactions						
Bond options	0.4	0.0	0.0	0.4	0.0	0.0
Total		(0.1)	(0.1)		0.0	0.0

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(5) Commodity Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Commodity swaps	13.3	0.3	0.3	3.8	0.1	0.1
Commodity options	9.8	0.0	0.0	10.1	0.0	0.0
Total		0.3	0.3		0.2	0.2

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 2).
2. Commodities are oil-related commodities.

(6) Credit Derivatives

	As of June 30, 2002 (Billions of yen)			(Reference) As of March 31, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Credit default options	—	—	—	—	—	—
Other	0.6	0.0	0.0	11.3	(7.0)	(7.0)
Total		0.0	0.0		(7.0)	(7.0)

(Note) Derivative transactions to which hedge accounting method is applied are not included in the amounts above.

5. Outstandings of Domestic Deposits

(Billions of yen)

	As of June 30, 2002	As of March 31, 2002	As of June 30, 2001
Domestic deposits	53,850.0	54,614.7	49,126.0
Individual	30,918.6	30,110.7	28,946.7

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding 'negotiable certificates of deposit' and offshore banking accounts.

File No. 82-4395
Exhibit A7(j)

平成 14 年 7 月 30 日

各　位

東京都千代田区有楽町 1 丁目 1 番 2 号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）
<問合せ先>
広報部長　　牧　満
TEL　(03)5512-2671

ストックオプション(新株予約権)の発行について

当行は、本日開催の取締役会において、平成 14 年 6 月 27 日開催の第 1 期定時株主総会において承認された商法第 280 条ノ 20 および同法第 280 条ノ 21 の規定に基づくストックオプションとしての新株予約権を下記のとおり発行することを決議いたしましたので、お知らせいたします。

記

(1) 新株予約権の目的たる株式の種類及び数
当行普通株式１，６２０，０００株とする。

(2) 新株予約権の総数
１，６２０個とする。
なお、新株予約権１個当りの目的たる株式の数は、１，０００株とする。

(3) 新株予約権の発行価額
無償とする。

(4) 新株予約権の発行日
平成１４年８月３０日

(5) 新株予約権の行使に際して払込をなすべき額
① 当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ４５取引日前から始まる３０取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に１．０５を乗じた金額とする。ただし、１円未満の端数は切り上げる。
② 払込金額は、新株予約権発行日後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）には、次の算式により調整される。ただし、調整の結果生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当り払込金額}}{\text{1株当り時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(6) 新株予約権を行使することができる期間

平成１６年６月２８日から平成２４年６月２７日まで

(7) 新株予約権の行使の条件

① 被割当者は、権利行使時において役職員の地位にあることを要する。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。

② 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。

(8) 新株予約権の消却事由及び消却の条件

被割当者が新株予約権を行使する前に役職員の地位を失ってから５年が経過した場合、当行は当該新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡

新株予約権の譲渡については、取締役会の承認を要する。

(10) 新株予約権証券の発行

新株予約権証券は新株予約権者の請求あるときに限り発行すべきものとする。

(11) 新株予約権の行使により新株を発行する場合新株の発行価額中資本に組み入れない額

発行価額から資本に組み入れる額を減じた金額とする。資本に組み入れる額とは、発行価額に０．５を乗じた金額とし、計算の結果１円未満の端数を生じる場合、その端数を切り上げる。

(12) 新株予約権割当者及びその人数

当行役職員６７７人

【ご参考】

(1) 定時株主総会付議のための取締役会決議日　平成 14 年５月 24 日

(2) 定時株主総会の決議日　平成 14 年６月 27 日

以　上

Stock Option Program

As of today, July 30, 2002, the Board of Directors of Sumitomo Mitsui Banking Corporation (the "Bank") has decided to issue stock options in accordance with sub-clauses 20 and 21 of Article 280 of the Commercial Code of Japan (the "Program"), after gaining approval at the First Regular Shareholders' Meeting held on June 27, 2002. The principal elements of the Program are as follows:

I. Outline of Program for Fiscal Year 2002

1. ***Type & Number of Shares for Stock Options:***

   1,620,000 ordinary shares of the Bank.

2. ***Total Number of Stock Options:***

   1,620 stock options of the Bank. The number of shares per stock option shall be 1,000.

3. ***Issue Price of Stock Options:***

   Gratis

4. ***Issue Date of Stock Options:***

   August 30, 2002

5. ***Amount Payable When Stock Options Exercised:***

   ① The initial payable amount shall be the higher amount of either, the average daily closing price (including price indications) of the Bank's share price on the Tokyo Stock Exchange on the day after the stock options are issued during the period for the thirty (30) trading days commencing forty-five (45) trading days preceding the day (excluding days without a closing price) after the issue of the stock option, or, the closing price of the Bank's shares on the Tokyo Stock Exchange on the day the stock options are issued, multiplied by 1.05, in accordance with the allocation of stock options to Directors and Officers (hereafter the 'Participants') and the stock options agreement between the Bank and the Participants. However,

non integral amounts of under Yen 1 shall be rounded up to the nearest Yen.

② The amount payable shall be adjusted according to the following formula, when after the issue date of the stock options the Bank issues new shares whose market value falls below the amount payable (excluding through the exercise of stock options). However, non integral amounts of under Yen 1 as a result of the adjustment shall be rounded up to the nearest Yen.

$$\text{Amount payable after adjustment} = \text{Amount payable before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount payable per share}}{\text{Market value per share}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Also, the amount payable is adjusted as appropriate when there is a stock split or stock reverse split.

6. *Exercise Period of Stock Options:*

From June 28, 2004 to June 27, 2012.

7. *Other Conditions for Exercise of Options:*

① The Participant needs to have the status of Director or Officer at the time of exercise of the options. However, when the Participant retires as a result of appointment period expiry, reaches retirement age, or otherwise the Board of Directors recognizes a suitable reason, the options may be exercised for a period of five (5) years from the time the Participant bst the status of Director or Officer of the Bank.

② In the event of the Participant's death, the rights to the options shall pass to the Participant's estate.

8. *Reasons & Conditions for Cancellation of Stock Options:*

When five (5) years have lapsed from the date the Participant lost the status of Director or Officer of the Bank prior to exercise of the stock options, the Bank can cancel the said stock options gratis.

9. ***Transfer of Stock Options:***

Transfer of stock options needs the approval of the Board of Directors.

10. ***Issuance of Stock Option Certificates:***

Stock option certificates shall be issued only when there are requests to do so from Participants.

11. ***Amount Not Capitalized in Issue Price of New Shares When Issued as a Result of Exercise of Stock Options:***

This shall be the amount after the capitalized amount has been subtracted from the issue price. The capitalized amount shall be set, by multiplying the issue price by 0.5. When non integral amounts of under Yen 1 occur, these shall be rounded up to the nearest Yen.

12. ***Number of Participants in Stock Option:***

677 Directors and Officers of the Bank.

For reference:
(1) Date decided by the Board of Directors for proposing agenda at Regular Shareholders' Meeting: May 24, 2002
(2) Date approved at Regular Shareholders' Meeting: June 27, 2002

Exhibit A/(a)

平成14年6月5日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）

株式会社藤木工務店に対する債権の取立不能のおそれについて

当行の取引先である株式会社藤木工務店に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．株式会社藤木工務店の概要

(1)所在地	大阪府大阪市中央区常盤町1丁目3番8号
(2)代表者の氏名	藤木　鐵三
(3)資本金	4,164百万円(平成14年3月31日現在)
(4)事業の内容	建設事業、不動産事業

2．生じた事実

株式会社藤木工務店が平成14年6月4日付けで大阪地方裁判所に民事再生手続開始の申立を行い、同日、同所より開始決定を受けた。

3．株式会社藤木工務店に対する貸出金額

10,620百万円

4．当行の業績の見通し

平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：０３－５５１２－２６７８

Exhibit A7(a)
(English Translation)

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Fujiki Komuten Co., Ltd.

TOKYO, June 5, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Fujiki Komuten Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	3-8 Tokiwa 1-chome, Chuo-ku, Osaka
2) Representative:	Tetsuzo Fujiki
3) Capital:	4,164 million Yen (as of March 31, 2002)
4) Line of Business:	Construction and Real estate

2. Relevant facts occurring to the Company :

The Company filed the petition for the commencement of civil rehabilitation proceedings on June 4, 2002 with the Osaka District Court and the Court accepted the adjudication of bankruptcy of the Company.

3 Amount of loans to the Company:

10,620 million Yen

4. Forecast of SMBC's financial results:

There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

Exhibit A7(b)

平成１４年６月６日

各　位

東京都千代田区大手町１丁目２番３号
三井生命保険　相互会社

大阪市中央区城見１丁目４番３５号
住友生命保険　相互会社

東京都中央区新川２丁目２７番２号
三井住友海上火災保険　株式会社
（コード番号８７５２）

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号８３１８）

運用子会社の合併の基本事項について

三井生命、住友生命、三井住友海上、三井住友銀行は、平成１４年４月２６日に発表した各々の運用子会社である三井生命グローバルアセットマネジメント、住友ライフ・インベストメント、スミセイグローバル投信、三井住友海上アセットマネジメント及びさくら投信投資顧問の５社の合併にかかる基本合意に基づいて協議を続けてまいりましたが、このたび、新たに発足する運用会社の基本事項（商号、役員（予定)、出資比率）について決定いたしました。

当事者となる５社では、現在合併準備委員会の下に業務分野別の専門部会を発足させ、合併により運用力の強化、経営の効率化を図り、お客様にご満足いただける最高品質の商品・サービスを提供できる、トップクラスの運用会社を作るための具体的協議を着々と進めております。今後、本店所在地、存続会社、その他人事等、順次決定していき、平成１４年１２月を目途に合併する予定です。

1.商号

三井住友アセットマネジメント株式会社

（英文社名：Sumitomo Mitsui Asset Management Company, Limited.）

2.役員（予定）

会長	：	大瀧　昌三	（現　三井生命 専務執行役員法人業務本部長 兼 三井生命グローバルアセットマネジメント　取締役会長　）
社長（CEO）	：	井上　恵介	（現　住友生命　常務取締役嘱常務執行役員　）

3.出資比率

三井生命	30.0%
住友生命	35.0%
三井住友海上	17.5%
三井住友銀行	17.5%

以　上

＜本件に関するお問い合わせ先＞

三井生命保険　相互会社	広　報　グループ	韮　原	03(3213)0301
住友生命保険　相互会社	（東京本社）広報課	野　呂	03(5550)4330
三井住友海上火災保険　株式会社	広　報　部	依　田	03(3297)6705
株式会社　三井住友銀行	広　報　部	古　舘	03(5512)2678

履　歴　書

おおたき　しょうぞう
大瀧　昌三

昭和２１年　１月１４日生

現役職　　専務執行役員　法人業務本部長
兼　三井生命グローバルアセットマネジメント株式会社
取締役会長

出身地　　東京都

学　　歴

昭和４３年	３月	慶應義塾大学　経済学部　卒業

職　　歴

昭和４３年	４月	三井生命保険相互会社　入社
平成　４年	４月	同社　特別勘定運用部長
平成　８年	７月	同社　取締役　特別勘定運用部長
平成　９年	４月	同社　取締役　財務企画部長
平成１０年	４月	同社　取締役　財務企画部長 兼 特別勘定運用部参与
平成１１年	３月	同社　常務取締役　財務企画部長 兼 特別勘定運用部参与
平成１１年	４月	三井生命グローバルアセットマネジメント株式会社 代表取締役社長
平成１３年	４月	三井生命保険相互会社　常務執行役員　法人業務本部長 兼 三井生命グローバルアセットマネジメント株式会社 取締役会長
平成１３年	７月	三井生命保険相互会社　専務執行役員　法人業務本部長 兼　三井生命グローバルアセットマネジメント株式会社 取締役会長

以　上

履　　歴　　書

いの　うえ　けい　すけ
井　上　恵　介

昭和２４年　８月　６日生

現役職　　常務取締役嘱常務執行役員
出身地　　兵庫県

学　　歴

昭和４８年　３月　一橋大学　法学部　卒業

職　　歴

昭和４８年　４月　住友生命保険相互会社　入社
平成　８年　４月　同社　運用審査第２部長
平成１０年　５月　同社　運用ビジネス革新委員会委員長
平成１１年　１月　同社　金融業務開発部長
平成１１年　７月　同社　取締役嘱金融業務開発部長
平成１２月　４月　同社　取締役嘱法人業務部長
平成１３月１０月　同社　常務取締役
平成１４年　４月　同社　常務取締役嘱常務執行役員

以　　上

Exhibit A7(b)
(English Summary)

June 6, 2002

Mitsui Mutual Life Insurance Company
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Co., Ltd.
Sumitomo Mitsui Banking Corporation

Basic Details of the Merger of Asset Management Subsidiaries

Tokyo, June 6, 2002 Mitsui Mutual Life Insurance Company ("Mitsui Life"), Sumitomo Life Insurance Company ("Sumitomo Life"), Mitsui Sumitomo Insurance Co., Ltd ("MSI") and Sumitomo Mitsui Banking Corporation ("SMBC") announced today their agreement on the basic details (such as the trade name, the plan for key personnel, and the equity stake percentage) of the merger of their five asset management subsidiaries—MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. ("MLG"), Sumitomo Life Investment Co., Ltd. ("SLI"), Sumisei Global Investment Trust Management Co., Ltd. ("SGT"), MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD. ("MSIAM"), and SAKURA INVESTMENT MANAGEMENT CO., LTD. ("SAMCO")—announced on April 26, 2002.

The five parties' merger preparatory committee and the special task forces established for each business unit have been taking steps to build a premiere asset management company that can provide products and services of highest quality to clients by enhancing investment management capability and improving efficiency. Other details will be agreed on (such as the address, merger structure, and personnel) toward the targeted December 2002 merger.

1. Trade name

Sumitomo Mitsui Asset Management Company, Limited

2. The plan for key personnel

Chairman: Shozo Otaki
(Senior Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance

Company, Chairman of MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD.)

President (CEO): Keisuke Inoue

(Senior Vice President and Managing Director of Sumitomo Life Insurance Company)

3. Equity stake percentage

Mitsui Mutual Life Insurance Company	30.0%
Sumitomo Life Insurance Company	35.0%
Mitsui Sumitomo Insurance Co., Ltd	17.5%
Sumitomo Mitsui Banking Corporation	17.5%

SHOZO OTAKI

SENIOR MANAGING OFFICER AND MANAGING DIRECTOR, GROUP INSURANCE PROMOTION CENTER OF MITSUI MUTUAL LIFE INSURANCE COMPANY
CHAIRMAN OF MITSUI LIFE GLOBAL ASSET MANAGEMENT COMPANY, LTD.

DATE OF BIRTH: 14th January, 1946

CAREER:

July 2001	Senior Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 2001	Managing Officer and Managing Director, Group Insurance Promotion Center of Mitsui Mutual Life Insurance Company Chairman of Mitsui Life Global Asset Management Company, Ltd.
April 1999	President of Mitsui Life Global Asset Management Company, Ltd.
March 1999	Executive Managing Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1998	Executive Director and General Manager, Financial Planning Dept. and Investment Advisor of Separate Account Investment Dept.
April 1997	Executive Director and General Manager, Financial Planning Dept.
July 1996	Executive Director and General Manager, Separate Account Investment Dept.
April 1992	General Manager, Separate Account Investment Dept.
April 1968	Joined Mitsui Mutual Life Insurance Company

EDUCATION: Graduated from Keio University,
Faculty of Economics in March, 1968

KEISUKE INOUE

SENIOR VICE PRESIDENT
AND
MANAGING DIRECTOR

DATE OF BIRTH: 6th August, 1949

CAREER:

April 2002	Senior Vice President and Managing Director
October 2001	Managing Director
April 2000	Director and General Manager, Corporate Marketing & Operating Dept.
July 1999	Director and General Manager, Financial Business Innovaion Dept.
January 1999	General Manager, Financial Business Innovaion Dept.
May 1998	General Manager, Investment Business Innovation Committee
April 1996	General Manager, Credit Risk Analysis Dept.－II
April 1973	Joined Sumitomo Life Insurance Company

EDUCATION: Graduated from Hitotsubashi University,
Faculty of Law in March, 1973

Exhibit A7(c)

平成14年6月26日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）

株式会社利根に対する債権の取立不能のおそれについて

当行の取引先である株式会社利根に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

１．　株式会社利根の概要

(1) 所在地	東京都目黒区目黒1丁目6番17号
(2) 代表者の氏名	前田 雅慶
(3) 資本金	770百万円
(4) 事業の内容	ボーリング機械製造業、土木工事業

２．　生じた事実

株式会社利根が平成14年6月26日付けで東京地方裁判所に民事再生手続きの申立を行った。

３．　株式会社利根に対する貸出金額

6,455百万円

４．　当行の業績の見通し

平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Tone Co., Ltd.

TOKYO, June 26, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Tone Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	6-17 Meguro 1-chome,Meguro-ku,Tokyo
2) Representative:	Masayoshi Maeda
3) Capital:	770 million Yen (as of March 31, 2002)
4) Line of Business:	Construction machine manufacturing and Construction

2. Relevant facts occurring to the Company :

   The Company filed the petition for the commencement of civil rehabilitation proceedings on June 26, 2002 with the Tokyo District Court .

3 Amount of loans to the Company:

   6,455 million Yen

4. Forecast of SMBC's financial results:

   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

平成14年7月8日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
（コード番号８３１８）

大日本土木株式会社に対する債権の取立不能のおそれについて

当行の取引先である大日本土木株式会社に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

１．　大日本土木株式会社の概要

(1) 所在地　　岐阜県岐阜市宇佐南1-6-8
(2) 代表者の氏名　　鬼頭 徳就
(3) 資本金　　14,589百万円
(4) 事業の内容　　総合建設業

２．　生じた事実

大日本土木株式会社が平成14年7月5日付けで東京地方裁判所に民事再生手続きの申立を行った。

３．　大日本土木株式会社に対する貸出金額

8,340百万円

４．　当行の業績の見通し

平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Exhibit A7(d)
(English Translation)

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Dai Nippon Construction Co., Ltd.

TOKYO, July 8, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Dai Nippon Construction Co., Ltd. ('the Company').

1. Summary of the Company:

1) Address:	6-8 Usaminami 1-chome,Gifu-shi,Gifu
2) Representative:	Tokunari Kito
3) Capital:	14,589 million Yen (as of March 31, 2002)
4) Line of Business:	Construction

2. Relevant facts occurring to the Company :

   The Company filed the petition for the commencement of civil rehabilitation proceedings on July 5, 2002 with the Tokyo District Court .

3 Amount of loans to the Company:

   8,340 million Yen

4. Forecast of SMBC's financial results:

   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

Exhibit A7(e)

平成１４年７月１１日

各　　　位

東京都千代田区有楽町１丁目１番２号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

第１回第一種優先株式の転換価額の修正に関するお知らせ

旧住友銀行が平成１１年３月３０日に発行いたしました第１回優先株式（現三井住友銀行第１回第一種優先株式）の転換価額は、当該優先株式の転換価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．修正後転換価額　　　　　　　　　　９８０円
　　（修正前転換価額　　　　　　　　１，４００円）

２．適用日　　　　　　　　平成１４年８月１日以降

以　　上

＜本件に関するお問い合わせ先＞

経営企画部ＩＲ室　大島　　TEL 03-5512-4460
　　　　　　　　　櫻井　　TEL 03-5512-4463
　　　　　　　　　日隈（ひくま）　　TEL 03-5512-4464

Exhibit A7(e)
(English Translation)

July 11, 2002

Notice regarding Adjustment of Conversion Ratio of
Type 1 Preferred Stock
(now First Series Type 1 Preferred Stock)
issued by The Sumitomo Bank, Limited
(now Sumitomo Mitsui Banking Corporation)

Tokyo, July 11, 2002 --- Sumitomo Mitsui Banking Corporation hereby announces that the conversion ratio with respect to Type 1 Preferred Stock (now First Series Type 1 Preferred Stock, the "Preferred Stock") issued on March 30, 1999 by The Sumitomo Bank, Limited (now Sumitomo Mitsui Banking Corporation) will be adjusted as set out below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Conversion Ratio after the Adjustment	¥980
(Conversion Ratio before the Adjustment	¥1,400)
2. Effective Date	August 1, 2002

For any questions or inquiries, please contact:

Investor Relations Dept.
Masahiko Oshima, Tel: 81-3-5512-4460
Hideyuki Sakurai, Tel: 81-3-5512-4463
Hiroshi Higuma, Tel:81-3-5512-4464

Exhibit A7(f)

平成 14 年 7 月 11 日

各　　位

株式会社　三井住友銀行

本日の一部報道について

本日、一部報道機関により「金融持株会社設立」との報道がありましたが、そういった事実はございません。

以　　上

Exhibit A7(f)
(English Translation)

Comments on Today's Media Report

TOKYO, July 11, 2002 --- As to today's media report regarding establishment of a financial holding company, Sumitomo Mitsui Banking Corporation commented that it is not a fact.

Exhibit A7(g)

平成１４年7月３０日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号　８３１８）

本日の報道について

本日、「金融持株会社設立」との報道がありましたが、金融持株会社設立については検討中であり、正式に機関決定次第、速やかに対外公表を行う予定です。

以　　上

Exhibit A7(g)
(English Translation)

Comments on Today's Media Reports

TOKYO, July 30, 2002 --- As to today's media reports regarding the establishment of a holding company, Sumitomo Mitsui Banking Corporation is now considering the matter and will make an announcement as soon as it is officially decided.

平成１４年７月３０日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）
［問合せ先］　広報部長　牧　満
TEL:03-5512-2671

グループ経営改革について

株式会社三井住友銀行（頭取：西川善文）は、平成１３年４月の発足以来、合併効果を着実に実現しつつ将来の更なる発展への基礎を固めてまいりました。さくら銀行・住友銀行の統合にあたりましては、統合効果を最大限にかつ迅速に実現していくために「合併」という統合形態を選択し、その後、基幹システムの一本化、店舗の統廃合、重複するグループ会社の統合等を順調に推進してまいりました。また、経費削減・粗利増強の両面における合併効果につきましても、当初想定以上の成果が上がってきております。さらに、合併後注力してきております「業務改革」につきましても推進のスピードが上がってきております。

この様に、「三井住友銀行」としての基礎固めに目処がつき、業務推進に拍車がかかってまいりましたところで、「最適グループ経営の実現」と「戦略事業の抜本的強化」を核とした「グループ経営改革」を実行することにより、「２１世紀の新たな複合金融グループ」として一段の飛躍を図ることといたしました。以下に、「グループ経営改革」の趣旨、内容等につきましてお知らせいたします。

１．グループ経営改革の趣旨

経済・金融のグローバル化、金融サービス分野における規制緩和の進展、お客様の金融ニーズの多様化等に伴い、業界、業種等の壁を越えた、国際的な金融機関の競争が激化しております。この様な環境の中、

・持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」
・企業戦略の明確化と経営の自立性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の積極的投入等による「戦略事業の抜本的強化」

の２点を主眼とする「グループ経営改革」を実行し、「充実した金融サービス提供力」と「高度な収益力・財務体力」を併せ持つ複合金融グループの構築に取り組んでまいります。

グループ経営改革を通じて従来以上に付加価値の高い金融サービスを幅広く提供することによりお客様の期待に応え、同時に、グループ全体の収益力を強化し株主の皆様の期待に応えてまいります。

２．グループ経営改革の内容

（１）最適グループ経営の実現

①持株会社体制への移行

グループ会社ガバナンスを強化しつつグループ戦略の立案・推進力を高めると同時に、複合金融グループとしての更なる発展へ向けて組織の柔軟性・拡張性を向上させるため、株主総会の承認と関係当局の認可を前提として持株会社体制へ移行いたします。具体的には、本年１２月上旬を目処に、三井住友銀行が株式移転により持株会社を設立する予定であります。

持株会社の基本事項は以下の通りといたします。

商　　号	：	株式会社三井住友フィナンシャルグループ（仮称）
英文名称	：	Sumitomo Mitsui Financial Group, Inc.（仮称）
資 本 金	：	１兆円
事業目的	：	傘下子会社の経営管理、並びにそれに附帯する業務
経 営 者	：	取締役会長　岡田明重（三井住友銀行取締役会長を兼務） 取締役社長　西川善文（三井住友銀行頭取を兼務）
本　　社	：	東京都千代田区有楽町一丁目１番２号（三井住友銀行本店所在地）

詳細につきましては、本年９月下旬に開催予定の株主総会へお諮りしてまいります。

②グループ経営の高度化

新設する株式会社三井住友フィナンシャルグループを核に、コーポレートガバナンス体制、意思決定プロセス、経営資源配分スキーム、経営管理制度、人事・報酬制度等を整備し、合理性に立脚した統合的なグループ経営を実現してまいります。

コーポレートガバナンス体制につきましては、株式会社三井住友フィナンシャルグループの取締役会に人事委員会、報酬委員会、リスク管理委員会を設置し、持株会社取締役会がグループ全体の業務執行を監督する体制を構築してまいります。株式会社三井住友フィナンシャルグループの取締役は、複数の社外取締役を含め１０名以内（三井住友銀行の取締役兼務者を含む）とし、意思決定の迅速化を図ってまいります。

株式会社三井住友フィナンシャルグループには、グループ全体の経営戦略・経営管理、経営資源配分、新事業開発、情報システム戦略、財務・ＩＲ、リスク管理、グループ内幹部人事、業務監査等の機能を配置してまいります。株式会社三井住友フィナンシャルグループの社員は、三井住友銀行を始めとする傘下グループ会社のコーポレートスタッフと密接に連携し、効果的・効率的にグループ経営の遂行に努めてまいります。

人事運営につきましては、グループ全体に適材適所の人事を徹底し、実力主義・成果主義に基づいた処遇を実施してまいります。具体的には、グループ内における人事ローテーションの確立、グループ会社のマネジメント体制の見直し、外部からの人材獲得の積極化、業績向上へのインセンティブ強化等を実施してまいります。

（２）戦略事業の抜本的強化

①重点強化グループ会社の兄弟会社化

戦略事業を担うグループ会社につきましては、各社のグループ戦略上の位置付け・責任を明確化した上で権限委譲を推進し、経営の自立性を強化してまいります。特に、高い成長ポテンシャルと十分な事業規模を有し、また、業務面において銀行業とのシナジーも見込まれる、クレジットカード事業を担う三井住友カード株式会社、リース事業を担う三井住友銀リース株式会社、情報システム・シンクタンク事業を担う株式会社日本総合研究所の３社につきましては、持株会社体制へ移行した後、速やかに株式会社三井住友フィナンシャルグループの１００％子会社とし、重点的に強化してまいります。

同時に、ホールセール証券事業・アセットマネジメント事業を担う戦略グループ会社であります大和証券エスエムビーシー株式会社・大和住銀投信投資顧問株式会社につきましては、現在三井住友銀行が保有している両社の株式を株式会社三井住友フィナンシャルグループへ移管し、持株会社の直接投資会社といたします。

三井住友カード、三井住友銀リース、日本総合研究所につきましては、現在既にそれぞれの事業分野において相応の地歩を築いておりますが、今回の株式会社三井住友フィナンシャルグループの１００％子会社化、即ち三井住友銀行の兄弟会社化による、経営の自由度向上、持株会社による適切なガバナンス、企業ステータス向上等のメリットを最大限に活用しつつ、銀行の子会社であったこれまでとは異なり、より一段と自主性をもって経営を推し進め、各々の業界におけるトッププレーヤーを目指してまいります。３社それぞれが、各々の業界トップ企業をベンチマークに収益力の抜本的な向上を図っていくことにより、３社合算の当期利益（平成１４年度計画１７０億円）を、３年以内に２倍以上に増強していくことを当面の目標といたします。

②更なる戦略事業分野の開拓

持株会社体制への移行等により複合金融グループとしてのプラットフォームが整備されることを受け、新たな戦略事業への取組みを強化してまいります。

このため、株式会社三井住友フィナンシャルグループに新事業開発機能を配置の上強化し、現在グループ内で育成中の事業、今後新たに取り組んでいく可能性のある事業の中から戦略的に開拓・強化していくものを明確化した上で経営資源の再配置を進め、お客様に充実した金融サービスを提供していく複合金融グループとしての更なる成長、ひいては連結収益の増強を図ってまいります。

以　上

<参考>三井住友カード、三井住友銀リース、日本総合研究所の概要

(1) 商号	三井住友カード株式会社			三井住友銀リース株式会社			株式会社日本総合研究所		
(2) 事業内容	クレジットカード業務			リース業務			・システム開発・運用業務 ・コンサルティング業務 ・シンクタンク業務		
(3) 業容 (14/3末)	・会員数 12百万人 ・カード売上高 28,131億円			・リース・延払検収高 4,436億円 ・営業資産残高 13,549億円			・システム関連売上 605億円		
(4) 設立年月日	昭和４２年１２月２６日			昭和４３年９月２日			昭和４４年２月２０日		
(5) 本店所在地	大阪市中央区今橋 ４－５－１５			東京都港区西新橋 ３－９－４			東京都千代田区一番町１６		
(6) 代表者	加藤　重義			白賀　洋平			奥山　俊一		
(7) 資本金 (14/3末)	７９１億円			５７６億円			３０億円		
(8) 決算期	３月３１日			３月３１日			３月３１日		
(9) 従業員数 (14/3末)	１，７８０名			１，０３１名			２，３７５名		
(10) 主要株主及び議決権比率 (14/3末)	三井住友銀行 46.9% ＳＭＢＣ抵当証券 45.0% 日本総合研究所 5.3% さくらカード 2.8%			三井住友銀行 37.5% 三井住友カード 12.9% ＳＭＢＣファイナンス 12.4% 日本総合研究所 9.6% クオーク 8.6% その他 19.0%			三井住友銀行 4.9% 三井住友銀リース 22.8% 三井住友カード 21.8% その他 50.5%		
(11) 業績	13.3期	14.3期	15.3期(予想)	13.3期	14.3期	15.3期(予想)	13.3期	14.3期	15.3期(予想)
営業収益 (億円)	1,016	1,165	1,300	4,751	4,829	5,000	637	674	740
経常利益 (億円)	149	96	180	-146	38	60	76	97	75
当期利益 (億円)	85	45	100	2	21	35	50	130	40

Exhibit A7(h)
(English Summary)

The Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group

TOKYO, July 30, 2002 --- Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa) announced today its plan to implement a new corporate structure at around the beginning of December 2002 by establishing a holding company.

Since the merger in April 2001, SMBC has gained a firm foothold to achieve further growth by steadily realizing the merger benefit. SMBC has chosen a straight merger as the form of consolidation in order to maximize the merger benefit as quickly as possible, and as a benefit of this decision, there has been greater progress in terms of integration of the main IT systems, restructuring of the branch network, and reduction of functional duplication of the group companies. Regarding the realization of the merger benefit, both cost reduction and strengthening of gross banking profit have been greater than originally planned. Furthermore, the "Business Reform", which has been started after the merger, has been in progress.

Now that the first phase of the post-merger management has been almost completed, SMBC has decided to make a big leap toward "The New Financial Services Complex in the 21st Century", by forming a new corporate structure with two core objectives; "creation of the corporate structure fully exploiting the strengths of SMBC group" and "substantial reinforcement of the strategic business lines on a group basis".

The objectives and details of the new corporate structure are as follows:

1. Main objectives of forming the new corporate structure

Globalization of the economy and financial markets, deregulation in the financial service arena and diversification of the customers' financial needs are accelerating the fierce competition among international financial institutions beyond the boundary of industries and types of businesses. Responding to such circumstances, SMBC is going to implement the measures fortifying the corporate structure of SMBC group to pursue the following two objectives:

- **Creation of a corporate structure fully exploiting the strengths of SMBC group** by establishing a group-wide corporate governance, management structure, and management systems furnished in the holding company playing a core role,
- **Substantial reinforcement of the strategic business lines on a group basis** by redefining the corporate strategy and improving the autonomy of the businesses, by clarifying the responsibility and enhancing delegation, by enhancing the incentive system, and by aggressive resource allocation.

SMBC group will consequently grow as a financial services complex with both the **substantial capability of providing financial services** and **superior profitability and financial stability**.

Through the new corporate structure, SMBC group will respond better to the customers' needs by providing a wide variety of financial services with more value added and, at the same time, will reward shareholders by enhancing the profitability of SMBC group as a whole.

2. Details of the new corporate structure

1) Creation of a corporate structure fully exploiting the strengths of SMBC group

(1) Transformation to the holding company structure

After the approval of both shareholders and governmental authorities, SMBC group will be transformed to the holding company structure in order, first, to strengthen the functions such as the governance of the group companies, the development and execution of the group's strategy, and, second, to improve flexibility and expandability of the organization toward further growth as the financial services complex. Specifically, at around the beginning of December 2002, SMBC is going to establish a holding company by transferring its shares.

The outline of the planned holding company is as follows:

Company name: Sumitomo Mitsui Financial Group, Inc. (tentative)
Capital stock: one trillion yen
Business description: management of group companies and related businesses
Top management:
Chairman - Akishige Okada
(Concurrently serving as the Chairman of SMBC)
President and CEO– Yoshifumi Nishikawa
(Concurrently serving as the President of SMBC)
Headquarters: 1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
(The place of current headquarters of SMBC)

The proposal regarding the details of this reorganization is going to be submitted to the shareholders' meeting planned to be held in late September this year.

(2) Establishment of the integrated group management

Sumitomo Mitsui Financial Group is going to play a core role in establishing the group-wide corporate governance system, decision-making process, resource-allocation scheme, managerial accounting system, and human resources (HR) & compensation system, and therefore, in executing the integrated group management based on a business rationality.

Under the new corporate governance system, the board of directors of Sumitomo Mitsui Financial Group will be in charge of supervising the business operation of the group as a whole, with the Nominating Committee, Compensation Committee, and Risk Management Committee in the holding company. The number of directors of Sumitomo Mitsui Financial Group (some of them concurrently serving as the directors of SMBC) is going to be no more than ten including outside directors in view of quick decision-making.

Sumitomo Mitsui Financial Group is going to have functions such as strategic planning and management, resource allocation, new business development, strategic planning of information systems, financial management and investor relations, risk management, HR management for group executives, and business auditing of the group as a whole. The staff of the holding company are going to work closely with the corporate staff of group companies such as SMBC in order to execute the effective and efficient management of the group.
Under the new HR management system, staff are going to be rewarded based on their capabilities and performance, with "the right person in the right place" policy throughout the group. Specifically, execution of various actions are planned such as job rotation within the group, reinforcement of management teams of group companies, active recruiting of talent from outside, enhancement of performance incentives.

2) Substantial reinforcement of the strategic businesses

(1) Empowerment of strategic group companies

Sumitomo Mitsui Financial Group will enhance the autonomy of the group companies with substantial delegation under the clear missions and strategies set by the holding company. Specifically, soon after the holding company is established, SMBC will place the three group companies, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd., as the 100%-held subsidiaries of the holding company, in order to prioritize the reinforcement of credit card business, leasing business, and information systems &

think-tank business, all of which have high growth potential and sufficient business scale, and have good prospects for high operational synergies with banking business.

At the same time, Daiwa Securities SMBC Co., Ltd., and Daiwa SB Investments Ltd., which are the group's strategic companies in charge of wholesale securities business and asset management business, are going to become the directly invested companies of Sumitomo Mitsui Financial Group, with the transfer of the shares currently held by SMBC to the new holding company.

The Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd., while already sustaining substantial positions within each business field, will aim to be the top players, with far more delegation than at bank's subsidiaries, taking full advantage of the merits created by being 100%-held subsidiaries of the holding company, namely becoming the sister companies of SMBC; improvement of autonomy, introduction of refined corporate governance, improvement in the companies' corporate status, etc. Sumitomo Mitsui Financial Group expects to achieve the financial goal of more than twice as much net profit in total of these three companies as it is now (FY 2002 plan: 17 billion yen) within three years, with the significant improvement in the companies' earnings power, benchmarking to the top players in those business fields.

(2) Exploration of new strategic business fields

As the management platform for the financial services complex has been fortified by initiatives including the introduction of a holding company structure, Sumitomo Mitsui Financial Group is going to strengthen the strategic actions to penetrate and foster new businesses.

Practically, Sumitomo Mitsui Financial Group will establish and reinforce a function for new business development, and reallocate the management resources to the strategic business areas selected among businesses in the process of fostering within the group, potential new businesses, etc. Through the aforementioned actions, Sumitomo Mitsui Financial Group plans to grow as the financial services complex providing value-added financial services and plans to reinforce consolidated profit.

<Reference>

Summary of Sumitomo Mitsui Card, SMBC Leasing, and The Japan Research Institute

(1) Corporate name	Sumitomo Mitsui Card Company, Ltd.	SMBC Leasing Company, Ltd.	The Japan Research Institute, Ltd.
(2) Type of business	Credit card business	Leasing business	Systems development / application, consulting, think-tank business
(3) Scale of business	Number of members: 12 million Sales of credit: 2,813.1 billion yen	Lease and hire-purchase drawn down amount: 443.6 billion yen Balance of operating assets: 1,354.9 billion yen	Sales on systems development, systems application: 60.5 billion yen
(4) Date of foundation	Dec. 26th, 1967	Sep. 2nd, 1968	Feb. 20th, 1969
(5) Headquarters	4-5-15, Imabashi, Chuo-ku, Osaka	3-9-4, Nishi-shinbashi, Minato-ku, Tokyo	16, Ichiban-cho, Chiyoda-ku, Tokyo
(6) Representative	Mr. Shigeyoshi Kato	Mr. Youhei Shiraga	Mr. Shunichi Okuyama
(7) Capital stock (as of Mar. 2002)	79.1 billion yen	57.6 billion yen	3 billion yen
(8) Settling day	March 31st	March 31st	March 31st
(9) Number of employees (as of Mar. 2002)	1,780	1,031	2,375
(10) Major shareholders and the percentage of representation (as of Mar. 2002)	Sumitomo Mitsui Banking Corporation 46.9% SMBC Mortgage 45.0% Japan Research Institute 5.3% Sakura Card 2.8%	Sumitomo Mitsui Banking Corporation 37.5% Sumitomo Mitsui Card Company 12.9% SMBC Finance 12.4% Japan Research Institute 9.6% QUOQ 8.6% Others 19.0%	Sumitomo Mitsui Banking Corporation 4.9% SMBC Leasing 22.8% Sumitomo Mitsui Card Company 21.8% Others 50.5%

(11) Financial performance (billion yen)	Sumitomo Mitsui Card FY 2000	FY 2001	FY 2002E	SMBC Leasing FY 2000	FY 2001	FY 2002E	The Japan Research Institute FY 2000	FY 2001	FY 2002E
Sales	101.6	116.5	130.0	475.1	482.9	500.0	63.7	67.4	74.0
Op. Profit	14.9	9.6	18.0	-14.6	3.8	6.0	7.6	9.7	7.5
Net Income	8.5	4.5	10.0	0.2	2.1	3.5	5.0	13.0	4.0

平成14年７月30日

各 位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号　８３１８）
＜お問合せ先＞
広報部 TEL：03-5512-2678

平成15年３月期第１四半期情報の開示について

当行の平成15年３月期第１四半期（平成14年４月１日から平成14年６月30日）における四半期情報について、お知らせします。

以下に掲げる四半期情報は、経済対策閣僚会議「改革先行プログラム」および金融庁「証券市場の構造改革プログラム」の趣旨等を踏まえ、当四半期から任意の会社情報として開示するものです。

（注）以下に記載する数値は、監査法人による監査を受けておりません。

１.「金融再生法ベースのカテゴリーによる開示」（単体）

（単位：億円）　（参考）　（単位：億円）

	平成14年６月末	平成14年３月末（実績）
破産更生債権及びこれらに準ずる債権	5,491	4,935
危険債権	28,690	29,702
要管理債権	24,709	24,363

(注)上記の平成14年６月末の計数は、「金融機能の再生のための緊急措置に関する法律施行規則」第４条に規定する各債権のカテゴリーにより分類しておりますが、集計方法については以下の点につき年度末に開示する計数とは異なるため、計数は連続しておりません。

1. 平成14年６月末の「破産更生債権及びこれらに準ずる債権」および「危険債権」の金額は、同年３月末時点における金額(債務者区分(※) 残高)をベースとし、当行の定める自己査定基準に基づき債務者区分の見直しを行ない、同年３月末から６月末までに債務者区分が下方に変更になったと認められる債務者に対する債権額を新たに加算、または「危険債権」を減額し「破産更生債権及びこれらに準ずる債権」を加算しております。同様に、債務者区分が上方に変更になったと認められる債務者に対する債権額を減額、または「破産更生債権及びこれらに準ずる債権」を減額し「危険債権」を加算しております。

   また、平成14年６月末については、同年３月末時点の自己査定金額のうち、大口先に対する債権（上位50社）について四半期中の増減額を勘案しております。その他の先については、原則として、償却・引当見込額、回収額、および担保処分見込額等の四半期中の変動は勘案しておりません。

   なお、新たに「破産更生債権及びこれらに準ずる債権」と認められる金額のうち、無価値と認められる部分については直接償却相当額として当該金額を減額しております。

2. 平成14年６月末の「要管理債権」の金額は、同様に、同年３月末時点における金額をベースとし、同年３月末から６月末の間に当行の定める自己査定基準に基づき債務者区分の見直しを行ない要注意先となった債務者のうち、新たに要管理債権を有することを確認している債務者の要管理債権を加算し、「破産更生債権及びこれらに準ずる債権」および「危険債権」に変更になった金額を減算しております。

   また、平成14年６月末については、同年３月末時点の自己査定金額のうち、大口先のものに対する債権（上位50社）について四半期中の増減額を勘案しております。その他の先については、原則として、回収額等の四半期中の変動は勘案しておりません。

※債務者区分との関係：破産更生債権及びこれらに準ずる債権（実質破綻先、破綻先の債権）
危険債権（破綻懸念先の債権）
要管理債権（要注意先のうち、元本又は利息の支払が３ヵ月以上遅延しているか、又は貸出条件を緩和している債権）

２．自己資本比率（国際統一基準）

	平成14年９月末（予想値）	平成14年３月末（実績）
連結自己資本比率	10%台半ば	10.45%
連結Ｔｉｅｒ１比率	5%台半ば	5.50%

（注）上記予想値は、経営環境に関する前提条件の変化等に伴い変動することがあります。

３．時価のある有価証券の評価差額（単体）

（単位：億円）　（参考）　（単位：億円）

		平成14年６月末				平成14年３月末			
		時価	評価差額			時価	評価差額		
				うち益	うち損			うち益	うち損
その他有価証券		212,733	△ 5,652	2,675	8,328	180,470	△ 4,817	2,442	7,259
	株式	43,850	△ 6,317	1,826	8,142	47,339	△ 5,009	1,809	6,818
	債券	141,008	578	658	79	105,557	378	556	178
	その他	27,875	86	192	106	27,574	△ 185	77	262

（注）１．平成14年６月末の「評価差額」（および下表「含み損益」）は、平成14年６月末時点の帳簿価額（償却原価法適用前、減損処理前）と時価の差額を計上しております。
２．その他有価証券の株式については（四半）期末日前１カ月の市場価格の平均等に、それ以外については（四半）期末日の市場価格等に基づいて算出しております。
３．有価証券のほか、譲渡性預け金、コマーシャル・ペーパー、および貸付債権信託受益権等も含めております。
４．なお、満期保有目的の債券、子会社・関連会社株式に係る含み損益は以下のとおりであります。

（参考）満期保有目的の債券、子会社・関連会社株式の含み損益　（単位：億円）

	平成14年６月末				平成14年３月末			
	帳簿価額	含み損益			帳簿価額	含み損益		
			うち益	うち損			うち益	うち損
満期保有目的の債券	2,846	27	27	0	1,280	11	12	0
子会社・関連会社株式	1,125	△ 164	26	190	1,125	△ 1	127	128

4．デリバティブ取引（単体）

(1) 金利関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年６月末 契約額等	平成14年６月末 時価	平成14年６月末 評価損益	平成14年３月末 契約額等	平成14年３月末 時価	平成14年３月末 評価損益
取引所	金利先物	179, 583	△ 5	△ 5	158, 720	2	2
	金利オプション	34, 620	1	1	12, 762	0	0
店頭	金利先渡契約	44, 450	△ 2	△ 2	50, 010	1	1
	金利スワップ	2, 220, 784	1, 193	1, 193	2, 158, 662	673	673
	その他	54, 210	24	24	56, 933	38	38
	合計		1, 210	1, 210		715	715

（注）ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年６月末 契約額等	平成14年６月末 時価	平成14年６月末 評価損益	平成14年３月末 契約額等	平成14年３月末 時価	平成14年３月末 評価損益
店頭	通貨スワップ	70, 586	122	122	53, 888	△ 77	△ 77
	その他	8, 516	88	88	7, 511	30	30
	合計		211	211		△ 47	△ 47

（注）１．ヘッジ会計が適用されているデリバティブ取引及び下記注２．の取引は、上記記載から除いております。
　　　２．先物為替予約、通貨オプション等のうち、引直しを行っている通貨関連のデリバティブ取引の契約額等は下記のとおりであります。

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年6月末 契約額等	平成14年３月末 契約額等
取引所	通貨先物	－	－
	通貨オプション	－	－
店頭	為替予約	359, 631	416, 945
	通貨オプション	51, 988	68, 981

(3) 株式関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年６月末 契約額等	平成14年６月末 時価	平成14年６月末 評価損益	平成14年３月末 契約額等	平成14年３月末 時価	平成14年３月末 評価損益
取引所	株式指数先物	－	－	－	－	－	－
	株式指数オプション	－	－	－	－	－	－
店頭	有価証券店頭オプション	336	5	5	－	－	－
	有価証券店頭指数等スワップ	－	－	－	－	－	－
	その他	－	－	－	0	0	0
	合計		5	5		0	0

（注）ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(単位:億円)　(参考)　(単位:億円)

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	債券先物	2,980	0	0	266	0	0
	債券先物オプション	790	△ 1	△ 1	50	0	0
店頭	債券店頭オプション	4	0	0	4	0	0
	合計		△ 1	△ 1		0	0

(注) ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

(単位:億円)　(参考)　(単位:億円)

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	商品スワップ	133	3	3	38	1	1
	商品オプション	98	0	0	101	0	0
	合計		3	3		2	2

(注) 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　 2．商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

(単位:億円)　(参考)　(単位:億円)

区分	種類	平成14年6月末			平成14年3月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	－	－	－	－	－	－
	その他	6	0	0	113	△ 70	△ 70
	合計		0	0		△ 70	△ 70

(注) ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

5．国内預金・個人預金残高（単体）

(単位:億円)

	平成14年6月末	平成14年3月末	平成13年6月末
国内預金	538,500	546,147	491,260
うち個人預金	309,186	301,107	289,467

(注)本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

以　上

Sumitomo Mitsui Banking Corporation (SMBC)
Financial information for the First Quarter of Fiscal Year 2002 ending March 31, 2003 (Unaudited)

Sumitomo Mitsui Banking Corporation (SMBC) announces the quarterly financial information for the First Quarter ended June 30, 2002).
SMBC hereby voluntarily reports the information based on 'The Advanced Reform Program'and Financial Services Agency's 'Program for Structural Reform of Securities Markets' from the current quarter.
(The information included in this press release is unaudited.)

1. Disclosed assets classified by the category under the Financial Reconstruction Law (Non-consolidated)

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2002	As of March 31, 2002
Bankrupt and quasi-bankrupt assets	549.1	493.5
Doubtful assets	2,869.0	2,970.2
Substandard assets	2,470.9	2,436.3

(Notes)
1. Breakdown of assets as of June 30, 2002 is reported in accordance with the categories specified under Article 4 of Ordinance on Financial Reconstruction Law. The calculation methods for the June-end amounts, however, differ from those of the year-end amounts in the following points. Consequently, there is no continuity.
2. Amounts are based on the balance of claims to each borrower category* at the end of March 2002.
Borrower categories are reviewed in accordance with the self-assessment criteria, and claims to borrowers whose category has changed during the period from March-end to June-end 2002 are reclassified accordingly.

Claims to top-50 large-scale borrowers are adjusted for write-offs, projected amount of provisioning, collected amount, amount estimated to be available after disposal of collateral, etc. at the end of June 2002. Such adjustment is not made for claims to other borrowers.

(a) Bankrupt and Quasi-bankrupt Assets and Doubtful Assets
Claims to borrowers whose category is revised down are newly added to Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Doubtful Assets are reclassified as Bankrupt and Quasi-bankrupt Assets.
Claims to borrowers whose category is revised up are deducted from Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Bankrupt and Quasi-bankrupt Assets are added to Doubtful Assets.
Of the claims newly classified as Bankrupt and Quasi-bankrupt Assets, those recognized as being of no value are deducted as an equivalent for direct write-offs.

(b) Substandard Assets
New claims to Borrowers Requiring Caution classified as Substandard Borrowers are added to Substandard Assets and the existing claims reclassified as Bankrupt and Quasi-bankrupt Assets or Doubtful Assets are deduced from Substandard Assets.

* Relationship between the Financial Reconstruction Law categories and self-assessment categories:
Bankrupt and quasi-bankrupt assets (Claims to bankrupt or effectively bankrupt borrowers)
Doubtful assets (Claims to potentially bankrupt borrowers)
Substandard assets (Claims to borrowers requiring caution, overdue three months or relaxed the terms of lending)

2. Capital Ratio (BIS Guidelines)

	As of September 30, 2002 (Projected)	As of March 31, 2002 (Actual)
Consolidated Capital Ratio	Approximately 10.5%	10.45%
Consolidated Tier I Ratio	Approximately 5.5%	5.50%

(Note) Above projections may be revised should the business environment presumptions change.

3. Net Unrealized Gains (Losses) on Marketable Securities [Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2002				As of March 31, 2002			
	Market Value	Net Unrealized Gains (Loses)			Market Value	Net Unrealized Gains (Loses)		
			Gains	Losses			Gains	Losses
Other Securities	21,273.3	(565.2)	267.5	832.8	18,047.0	(481.7)	244.2	725.9
Stocks	4,385.0	(631.7)	182.6	814.2	4,733.9	(500.9)	180.9	681.8
Bonds	14,100.8	57.8	65.8	7.9	10,555.7	37.8	55.6	17.8
Other	2,787.5	8.6	19.2	10.6	2,757.4	(18.5)	7.7	26.2

(Notes)

1. "Net unrealized gains (losses)" at the end of June 2002 of the above and below tables is the difference between the book value (before amortization and impairment) and the market value.
2. Stocks classified under "Other" are calculated using the average market price during the month before the end of the quarter. For other securities classified as "Other", they are calculated using the market prices at the end of the quarter.
3. In addition to securities, the above amounts include negotiable certificates of deposits bought, commercial paper and beneficiary certificates of trust for loan receivables.
4. Net unrealized gains (losses) on "Bonds classified as held-to-maturity" and "Investments in subsidiaries and affiliates" are as follows: "

(Reference) Net unrealized gains (losses) on bonds classifies as held-to-maturity and investments in subsidiaries and affiliates

(Billions of yen)

	As of June 30, 2002				As of March 31, 2002			
	Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses
Bonds classified as held-to-maturity	284.6	2.7	2.7	0.0	128.0	1.1	1.2	0.0
Investments in subsidiaries and affiliates	112.5	(16.4)	2.6	19.0	112.5	(0.1)	12.7	12.8

4. Derivatives (Non-consolidated)

(1) Interest Rate Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Interest rate futures	17,958.3	(0.5)	(0.5)	15,872.0	0.2	0.2
Interest rate options	3,462.0	0.1	0.1	1,276.2	0.0	0.0
Over-the-counter transactions						
Forward rate agreements	4,445.0	(0.2)	(0.2)	5,001.0	0.1	0.1
Interest rate swaps	222,078.4	119.3	119.3	215,866.2	67.3	67.3
Other	5,421.0	2.4	2.4	5,693.3	3.8	3.8
Total		121.0	121.0		71.5	71.5

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(2) Currency Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Currency swaps	7,058.6	12.2	12.2	5,388.8	(7.7)	(7.7)
Other	851.6	8.8	8.8	751.1	3.0	3.0
Total		21.1	21.1		(4.7)	(4.7)

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 2).

2. Contract amounts of revaluated foreign exchange and currency options are as follows:

	(Billions of yen) As of June 30, 2002	(Reference) (Billions of yen) As of March 31, 2002
	Contract Amount	Contract Amount
Transactions listed on exchange		
Currency futures	–	–
Currency options	–	–
Over-the-counter transactions		
Forward foreign exchange	35,963.1	41,694.5
Currency options	5,198.8	6,898.1

(3) Equity Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Equity price index futures	–	–	–	–	–	–
Equity price index options	–	–	–	–	–	–
Over-the-counter transactions						
Equity options	33.6	0.5	0.5	–	–	–
Equity swaps	–	–	–	–	–	–
Other	–	–	–	0.0	0.0	0.0
Total		0.5	0.5		0.0	0.0

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(4) Bond Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange						
Bond futures	298.0	0.0	0.0	26.6	0.0	0.0
Bond futures options	79.0	(0.1)	(0.1)	5.0	0.0	0.0
Over-the-counter transactions						
Bond options	0.4	0.0	0.0	0.4	0.0	0.0
Total		(0.1)	(0.1)		0.0	0.0

(Note) Amounts above do not include derivative transactions to which hedge accounting method is applied.

(5) Commodity Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Commodity swaps	13.3	0.3	0.3	3.8	0.1	0.1
Commodity options	9.8	0.0	0.0	10.1	0.0	0.0
Total		0.3	0.3		0.2	0.2

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 2).
2. Commodities are oil-related commodities.

(6) Credit Derivatives

	(Billions of yen) As of June 30, 2002			(Reference) (Billions of yen) As of March 31, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions						
Credit default options	—	—	—	—	—	—
Other	0.6	0.0	0.0	11.3	(7.0)	(7.0)
Total		0.0	0.0		(7.0)	(7.0)

(Note) Derivative transactions to which hedge accounting method is applied are not included in the amounts above.

5. Outstandings of Domestic Deposits

(Billions of yen)

	As of June 30, 2002	As of March 31, 2002	As of June 30, 2001
Domestic deposits	53,850.0	54,614.7	49,126.0
Individual	30,918.6	30,110.7	28,946.7

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding 'negotiable certificates of deposit' and offshore banking accounts.

Exhibit A7(j)

平成 14 年 7 月 30 日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）
＜問合せ先＞
広報部長　　牧　満
TEL　(03) 5512-2671

ストックオプション（新株予約権）の発行について

当行は、本日開催の取締役会において、平成 14 年６月 27 日開催の第１期定時株主総会において承認された商法第 280 条ノ 20 および同法第 280 条ノ 21 の規定に基づくストックオプションとしての新株予約権を下記のとおり発行することを決議いたしましたので、お知らせいたします。

記

(1) 新株予約権の目的たる株式の種類及び数
当行普通株式１，６２０，０００株とする。

(2) 新株予約権の総数
１，６２０個とする。
なお、新株予約権１個当りの目的たる株式の数は、１，０００株とする。

(3) 新株予約権の発行価額
無償とする。

(4) 新株予約権の発行日
平成１４年８月３０日

(5) 新株予約権の行使に際して払込をなすべき額
① 当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ４５取引日前から始まる３０取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に１．０５を乗じた金額とする。ただし、１円未満の端数は切り上げる。
② 払込金額は、新株予約権発行日後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）には、次の算式により調整される。ただし、調整の結果生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当り払込金額}}{\text{1株当り時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(6) 新株予約権を行使することができる期間
平成１６年６月２８日から平成２４年６月２７日まで

(7) 新株予約権の行使の条件
① 被割当者は、権利行使時において役職員の地位にあることを要する。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。
② 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。

(8) 新株予約権の消却事由及び消却の条件
被割当者が新株予約権を行使する前に役職員の地位を失ってから５年が経過した場合、当行は当該新株予約権を無償で消却することができる。

(9) 新株予約権の譲渡
新株予約権の譲渡については、取締役会の承認を要する。

(10) 新株予約権証券の発行
新株予約権証券は新株予約権者の請求あるときに限り発行すべきものとする。

(11) 新株予約権の行使により新株を発行する場合新株の発行価額中資本に組み入れない額
発行価額から資本に組み入れる額を減じた金額とする。資本に組み入れる額とは、発行価額に０．５を乗じた金額とし、計算の結果１円未満の端数を生じる場合、その端数を切り上げる。

(12) 新株予約権割当者及びその人数
当行役職員６７７人

【ご参考】

(1) 定時株主総会付議のための取締役会決議日　平成 14 年５月 24 日
(2) 定時株主総会の決議日　平成 14 年６月 27 日

以　上

Stock Option Program

As of today, July 30, 2002, the Board of Directors of Sumitomo Mitsui Banking Corporation (the "Bank") has decided to issue stock options in accordance with sub-clauses 20 and 21 of Article 280 of the Commercial Code of Japan (the "Program"), after gaining approval at the First Regular Shareholders' Meeting held on June 27, 2002. The principal elements of the Program are as follows:

I. Outline of Program for Fiscal Year 2002

1. ***Type & Number of Shares for Stock Options:***
   1,620,000 ordinary shares of the Bank.

2. ***Total Number of Stock Options:***
   1,620 stock options of the Bank. The number of shares per stock option shall be 1,000.

3. ***Issue Price of Stock Options:***
   Gratis

4. ***Issue Date of Stock Options:***
   August 30, 2002

5. ***Amount Payable When Stock Options Exercised:***
   ① The initial payable amount shall be the higher amount of either, the average daily closing price (including price indications) of the Bank's share price on the Tokyo Stock Exchange on the day after the stock options are issued during the period for the thirty (30) trading days commencing forty-five (45) trading days preceding the day (excluding days without a closing price) after the issue of the stock option, or, the closing price of the Bank's shares on the Tokyo Stock Exchange on the day the stock options are issued, multiplied by 1.05, in accordance with the allocation of stock options to Directors and Officers (hereafter the 'Participants') and the stock options agreement between the Bank and the Participants. However,

non integral amounts of under Yen 1 shall be rounded up to the nearest Yen.

② The amount payable shall be adjusted according to the following formula, when after the issue date of the stock options the Bank issues new shares whose market value falls below the amount payable (excluding through the exercise of stock options). However, non integral amounts of under Yen 1 as a result of the adjustment shall be rounded up to the nearest Yen.

$$\text{Amount payable after adjustment} = \text{Amount payable before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount payable per share}}{\text{Market value per share}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Also, the amount payable is adjusted as appropriate when there is a stock split or stock reverse split.

6. ***Exercise Period of Stock Options:***

From June 28, 2004 to June 27, 2012.

7. ***Other Conditions for Exercise of Options:***

① The Participant needs to have the status of Director or Officer at the time of exercise of the options. However, when the Participant retires as a result of appointment period expiry, reaches retirement age, or otherwise the Board of Directors recognizes a suitable reason, the options may be exercised for a period of five (5) years from the time the Participant bst the status of Director or Officer of the Bank.

② In the event of the Participant's death, the rights to the options shall pass to the Participant's estate.

8. ***Reasons & Conditions for Cancellation of Stock Options:***

When five (5) years have lapsed from the date the Participant lost the status of Director or Officer of the Bank prior to exercise of the stock options, the Bank can cancel the said stock options gratis.

9. ***Transfer of Stock Options:***

Transfer of stock options needs the approval of the Board of Directors.

10. ***Issuance of Stock Option Certificates:***

Stock option certificates shall be issued only when there are requests to do so from Participants.

11. ***Amount Not Capitalized in Issue Price of New Shares When Issued as a Result of Exercise of Stock Options:***

This shall be the amount after the capitalized amount has been subtracted from the issue price. The capitalized amount shall be set, by multiplying the issue price by 0.5. When non integral amounts of under Yen 1 occur, these shall be rounded up to the nearest Yen.

12. ***Number of Participants in Stock Option:***

677 Directors and Officers of the Bank.

For reference:
(1) Date decided by the Board of Directors for proposing agenda at Regular Shareholders' Meeting: May 24, 2002
(2) Date approved at Regular Shareholders' Meeting: June 27, 2002

Exhibit A7(k)

経営の健全化のための計画の履行状況に関する報告書

平成 14 年 7 月

株式会社　三井住友銀行

目　次

1．14年3月期決算の概況

14年3月期決算につきましては、収益動向及び計画(図表1-1)に示したとおりであります。

[業務粗利益]

業務粗利益は、1兆8,535億円と前年度比3,503億円の大幅増益となりました。また国債等債券関係損益を除くベースでは前年度比2,924億円増益の1兆7,869億円となりました。

内訳をみますと、米国金利等の低下を捉えたＡＬＭ運営が奏効し、外貨建トレジャリー収益が好調に推移したことや、海外現地法人等からの配当により、資金利益が前年度比2,358億円増益となったことが主な要因であります。

[経費]

経費につきましては、合併によるシステム統合等の費用の増加を吸収し、前年度比300億円改善したことにより、6,701億円となりました。これは、人員の削減を主な要因として人件費が222億円減少したほか、国内外の店舗統合や合併を契機とした購買費の見直し等により物件費が40億円減少したこと、等によるものであります。

[業務純益]

以上の結果、一般貸倒引当金繰入を除く業務純益は1兆1,834億円と前年度比3,803億円の大幅増益となりました。

[臨時損益その他]

貸倒償却引当費用につきましては、不良債権処理額が1兆386億円、一般貸倒引当金繰入が5,045億円、合計1兆5,431億円と前年度比7,240億円の増加となりました。

株式等関係損益につきましては、株式等売却損益及び償却のネットで1,307億円のマイナスとなりました。これは、売却益542億円、売却損543億円のネットで1億円の売却損を計上する一方、減損ルールに基づき1,306億円の償却を実施したものであります。

また、東京都・大阪府にかかる外形標準事業税につきましては、その他の経常費用として300億円を計上しております。

[経常利益]

以上の結果、経常利益は前年度比 8,812 億円減益の 5,221 億円の損失となりました。

[特別損益]

リストラクチャリングの一環や合併に向けて前倒しで廃止した店舗・社宅等の不動産処分損のほか、現状復旧に係る簿価損・解体損等により、動不動産処分損益は 142 億円の損失となりました。

このほか、退職給付会計基準変更時差異償却として 202 億円を計上しております。

[当期利益]

以上の結果、当期利益は 3,228 億円の損失と経営健全化計画の計画値(2,100 億円の利益)を下回る結果となりました。これは、業務純益(一般貸倒引当金繰入前)が業務粗利益の大幅増益や経費の削減により計画値を 4,834 億円上回り、業務純益ＲＯＥ(一般貸倒引当金繰入前)も 33.95％と計画値(15.60％)を大幅に上回る一方、積極的な不良債権処理により貸倒償却引当費用が計画比 1 兆 3,431 億円増加したためであります。

今後は、追加リストラによる経費削減、社外流出の抑制等により剰余金の減少を回復させ、内部留保の積み増しを図っていく所存であります。

[連結決算]

連結決算の範囲につきましては、実質支配力基準、実質影響力基準に基づき判定しております。14 年 3 月期につきましては、連結子会社 144 社、持分法適用会社 38 社、計 182 社について、連結決算を実施いたしました。

連結経常利益につきましては前年度比 1 兆 752 億円減益の 5,806 億円の損失、当期純利益は前年度比 5,963 億円減益の 4,639 億円の損失となりました。

[自己資本比率]

14 年 3 月末の連結自己資本比率は、10.45%となりました(図表 2)。

2．経営健全化計画の履行概況

(1) 業務再構築等の進捗状況

①個人業務

［資産形成層］

個人のお客さまの金融資産形成や住宅取得のための資金調達など、お客さまのライフスタイルに応じた資産形成ニーズに対応するため、ローン専門拠点を含む有人拠点における相談業務、コールセンターをマーケティングハブとしたセールスプロモーション、テレホンバンキング・インターネットバンキング等のリモートチャネル、により効率的でユニークなサービスの提供を進めております。

有人店舗におきましては、「マネーライフコンサルティングデスク（ＭＣデスク）」等総合相談カウンターに専門スタッフを配置し、投資信託や外貨預金等での運用・積立ニーズ、住宅資金や教育資金等の借入ニーズに一元的に対応しております。13 年度下期におきましては、相談業務強化のために「ＭＣデスク」の設置店を大幅に拡充し、14 年 3 月末の設置支店数は 240 ヵ店(13 年 9 月末対比＋101 ヵ店)となりました。また、有人店舗への来店が困難なお客さまの相談ニーズに対応するため、インターネットや電話を駆使しながら相談業務を行う「ＭＣダイレクト」を設置いたしました。

［資産運用層］

資産運用に関する高度かつ公平な立場からのコンサルティングニーズに対応するため、専門性の高いファイナンシャル・コンサルタントを配置した資産運用相談専門拠点を設置しております。同専門拠点につきましては、14 年 4 月「投資サービスプラザ」(14 年 3 月末：21 ヵ所)より「資産運用プラザ」に名称を刷新すると共に、設置箇所を 64 ヵ所に拡大し、資産運用業務の強化を図っております。

商品面におきましては、投資信託について 54 種類のラインアップを用意し(14 年 3 月末)、お客さまの多様な運用ニーズに対応しております。個人のお客さま向けの投資信託販売残高につきましては、14 年 3 月末で 1 兆 4,853 億円と順調に推移しております。

［マスリテール層］

電話、インターネット、ｉモードのいずれのチャネルからでも同じサービス内容が利用可能なサービス「One's　ダイレクト」の提供等、リモートチャネルのレベルアップを図り、より利便性の高いサービスの提供を行っております。14年3月末現在、リモートチャネルの契約者は465万人を数え、14年3月の月間利用件数は243万件となっております。

また、コンビニエンスストアのａｍ／ｐｍとの提携によるＡＴＭ「＠ＢΛＮＫ」を積極的に展開しておりますが、14年3月末の設置数は1,136ヶ所となりました。

［保険窓販への対応］

13年4月より銀行による一部の保険商品の窓販が解禁されたことに伴い、新たに保険代理店として住宅ローン関連の長期火災保険や海外旅行傷害保険の取扱を開始いたしました。14年10月より予定されている生命保険商品等の窓販拡大につきましても、積極的に対応をしてまいりたいと考えております。なお、生保カードの契約者貸付出金サービスに関し、13年7月に住友生命ならびに三井生命、13年12月に日本生命、と業務提携を開始いたしました。

②法人業務

近時、事業再編に関する潜在的なニーズが増大していることに対応し、お客さまの企業価値向上に繋がるあらゆるソリューションを立案・提供するために、13年10月、法人業務部内に事業再編室を設置いたしました。

また、Ｂ２Ｂ・Ｂ２Ｃの電子商取引の拡大に併せて、ＳＭＢＣグループとしての総合的な金融関連サービスをトータルにワンストップで提供する戦略的な業務子会社として、14年5月、フィナンシャル・リンク㈱を設立いたしました。決済事務・資金管理のアウトソーシングなど、企業の資金決済に関わる様々な顧客ニーズに対し、最適な金融サービスを総合的にコーディネートしてまいります。

③国際業務

本邦及びアジア域内でのマネーフローを効率的に捕捉していく為に、営業拠点の空白地と

なっておりました台湾に、14年5月台北支店を開設いたしました。また、北京支店開設申請も現在現地当局において審査中であります。今後とも戦略性が乏しくなった拠点を整理し捻出した経営資源を、戦略性がより高いマーケットに振り向けることにより、引き続き国際業務の再構築を進めて参ります。

④投資銀行業務

［市場型間接金融］

お客さまの多様化する資金調達ニーズに対応するため、ローン・シンジケーション、ローン・セキュリタイゼーション等の市場型間接金融市場の整備・育成に注力しております。シンジケーション業務につきましては、専門部署としてシンジケーション営業部を設置しておりますが、13年度におけるシンジケーション・アレンジの実績は、前年度比、件数ベースで約1.8倍、組成金額ベースで約1.4倍の増加となりました。

［ホールセール証券業務］

大和証券ＳＢキャピタル・マーケッツとさくら証券の統合によって発足した大和証券ＳＭＢＣにおきましては、広範な顧客基盤を活かし、13年度の普通社債リーグテーブルで首位を獲得するなど、着実に実績をあげております。なお、13年度の単体経常利益につきましては、株式市況の低迷等により、132億円となりました。また、茲許の企業再編やバランスシートの圧縮に伴う様々な資産売却ニーズの高まりを受けて、自己資金による投資枠と投資対象となる資産の種類を拡大し、より広範な投資を行うことを目的に、投資子会社「大和証券ＳＭＢＣプリンシパル・インベストメンツ株式会社」を13年9月に設立いたしました。

⑤資産運用業務

資産運用業務につきましては、当行の子会社であるさくら投信投資顧問と、当行と大和証券グループ本社の合弁会社である大和住銀投信投資顧問（米国T.Rowe Priceが10%出資）の両社を通じて、多様化・高度化する顧客のニーズに対応しております。また、13年11月に発表した、三井生命、住友生命、三井住友海上、当行の全面提携にかかる基本合意に基づき、各々の運用子会社である三井生命グローバルアセットマネジメント、

住友ライフ・インベストメント、スミセイグローバル投信、三井住友海上アセットマネジメント及びさくら投信投資顧問の5社は14年12月を目処に合併し、新たに三井住友アセットマネジメント株式会社として発足する予定であります。

⑥子会社・関連会社

子会社・関連会社につきましては、原則として「一業種一社」を基本方針に統合を進め、グループ内の経営資源を集中投入することによって一層の強化・効率化を進めております。13年度に行った主な統合は、以下のとおりです。

[13年 4月]	・さくらキャピタルと住銀インベストメントが合併しＳＭＢＣキャピタルとして発足
	・さくら総合研究所の調査部門を日本総合研究所に営業譲渡するとともに、さくら総合研究所と日本総研ビジコンが合併し、ＳＭＢＣコンサルティングとして会員事業を一本化
	・大和証券ＳＢキャピタルマーケッツがさくら証券より営業を譲り受け、大和証券ＳＭＢＣに商号変更
[13年 5月]	・住銀リース(9月、三井住友銀リースに商号変更)がさくらリースを子会社化し、リース事業の営業を一本化
[13年 7月]	・住友クレジットサービスが三井住友カードに商号変更し（4月）、さくらカードのＵＣ事業を統合
[13年 9月]	・住銀ファイナンスとさくらファクターがファクタリング業務の統合を行うとともに、各々ＳＭＢＣファイナンス、ＳＭＢＣファクターに商号変更
[13年 10月]	・ＳＭＢＣコンサルティングのコンサルティング業務を分割し、日本総合研究所に統合
[14年 3月]	・当行がエスエムビーシー資産管理サービスを吸収合併

(2) 経営合理化の進捗状況

[総経費]

14年3月期の総経費（業務純益ベース）は、人員の削減、国内外の店舗統合、合併を契機とした幅広い購買費等の見直しによる経常経費削減等、諸施策の効果から、前年度比300億円減少の6,701億円と、計画（7,280億円）比579億円の削減となりました。

人件費につきましては、6年連続でのベア凍結、採用の抑制等による人員削減に加え、13年度下期賞与ファンドの10%カットを行い、2,718億円と前年度比222億円の削減となりました。また、役員報酬につきましても14年1月に追加カットを実施いたしました。

物件費につきましては、システム統合に伴う合併関連費用が増加（前年度比▲166億円）した一方、重複拠点を中心とした国内外の店舗統合推進や、合併を契機とした購買費等ベース経費の圧縮を行い、3,666億円と前年度比40億円の削減を実現いたしました。

[役職員数]

14年3月末の役員数は、33名と13年3月末比5名の減少となり、計画値(38名)を上回る削減となりました。なお、14年6月に12名の役員の退任、相談役制度の廃止を実施いたしました。

従業員数は、採用の抑制やニューキャリア支援制度等により、13年3月末比2,115名減少の25,027名となり、計画値（26,200名）を1,173名上回る削減となりました。

[国内店舗・海外拠点数]

14年3月末の国内本支店数は、13年3月末比14ヶ店減少の564ヶ店となり、計画値(573ヶ店)を9ヶ店上回る削減となりました。

また、店舗効率化を加速化し統合効果を早期に実現するとの観点から、立地重複店舗につきましては、1ヶ所に2店舗が併存する共同店舗形態での移転を20ヶ店実施しており、これを加えますと実質的に34ヶ店の統合を実施したこととなります。

一方、海外支店数は12ヶ店の重複拠点の統合を完了し、14年3月末は21ヶ店と計画値(23ヶ店)を上回る削減実績となりました。

(3) 不良債権処理の進捗状況

14 年 3 月期の不良債権処理額につきましては、一般貸倒引当金を含め 1 兆 5,431 億円と計画(2,000 億円)比大幅に増加いたしました。

この要因は、現在のデフレ傾向のもと、債務者の業況悪化や担保価値の下落に伴うベースの処理額が増加したことに加えて、オフバランス化の促進や、要注意先債権の将来リスクへの対応として、現下の経済情勢や資産劣化の状況を反映した債務者区分等の見直し、最近の貸倒、倒産等の趨勢を勘案した一般貸倒引当率の引き上げを実施したためであります。

また、経済合理性、経営責任の明確化、社会的影響を考慮した上で、4 社、247 億円の債権放棄を実施いたしました。

なお、13 年度におきましては、貸出金償却、債権売却等により元本総額で約 1 兆 2,800 億円の最終処理を実施しております。

(4) 国内向け貸出の進捗状況

[14 年 3 月末の実績等の状況]

14 年 3 月末における国内貸出の実績（実勢ベース（インパクトローンを除く））は 13 年 3 月末比 63 億円の増加となりました。企業規模別では、中堅・大企業向け貸出は政府機関向け貸出の増加などもあり 7,959 億円の増加となりましたが、個人向け・中小企業向け貸出は各々281 億円、7,615 億円の減少となりました。

14 年 3 月末の中小企業向け貸出につきましては、13 年度下期において各種施策を実施しましたことから 13 年 9 月末比 8,275 億円の増加となりましたが、年間増加額計画(＋500 億円)を下回る結果となりました。これは依然厳しい状況にある景気動向を背景に資金需要が低迷していること、財務リストラに伴う大企業関連子会社の有利子負債圧縮の動きが依然として強いことに加え、不良債権の早期処理に向けて問題債権の回収も重要な経営課題として取り組んでいることや、子会社の統合を実施したこと、等によるものです。

特に、財務リストラに伴う大企業関連子会社の有利子負債圧縮の動きといたしましては、子会社の有利子負債を母社大企業へ一本化する動きやグループファイナンス会社に一本化した借入を手元資金により返済する動きが見られ、約 4,500 億円の貸出減少要因となりました。なお、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[13 年度下期の中小企業向け貸出の増強に向けた取組について]

健全な経営内容の中小企業に対して円滑な資金供給を行うことは金融機関の社会的責務でありますことから、14 年 3 月末の貸出増加計画達成に向けて多様な施策を講じ、本支店一体となって最大限努力いたしました。

①ミドルマーケット

＜推進体制＞

中堅・中小企業を中心とした法人取引拠点として全国に 272 部設置しております「法人営業部」におきましては、中堅・中小企業との取引深耕および新規取引先開拓を主たるミッションとして、中小企業の資金需要の発掘、資金ニーズへの対応に最大限注力しております。特に、新規貸出先開拓強化のため、法人営業部に 295 名の専担者を配置し、新規貸出先の開拓に努めております。また、東西本部内に新規貸出先開拓専担部署として「法人戦略営業部」を設置し、24 名を配置しております。

＜貸出増加計画達成に向けて 13 年度下期に実施した具体的な施策＞

a. 新規貸出先への取組

当行未取引優良中堅・中小企業約 9,600 社をリストアップし、本支店一体となって、新規貸出先の開拓に注力してまいりました。この結果、13 年度下期におきましては約 1,000 億円の新規貸出を実施いたしました。

b. 成長企業に対する新規貸出への取組

法人業務部内に設置いたしております「成長事業推進室」におきまして、今後の成長が期待できる事業分野に属する企業に対し、取引開拓・深耕を図るとともに「成長企業指定先制度」を設け、成長企業の新規貸出増強に注力いたしました。13 年度下期

における同制度の取扱いは約200億円となりました。

c.「特別ファンド」の設定

中堅・中小企業の資金ニーズに柔軟に対応することを目的に金利を弾力的に運営する「特別ファンド」を13年度下期も設定し、約2,300億円を取扱いました。

d.小口無担保貸金商品の推進

無担保貸金商品である「小口貸金ファンド」の対象を新規先にも拡大し、13年12月に「優良中小企業向けローン」として新たに取扱いを開始いたしました。同商品の13年度下期における取扱いは、従来の「小口貸金ファンド」とあわせて約350億円となりました。

②スモールマーケット

＜推進体制＞

中小企業のあらゆるニーズに対応する専門拠点として「ビジネスサポートプラザ」を105ヵ所設置し、信用保証協会保証付貸出や小口無担保ローンなどの定型貸金を中心に、中小企業の資金需要の発掘・対応に注力しております。また、スモールビジネス取引の推進支援、商品開発などの本部機能を集約したビジネスオーナー営業部を東西に設置し、コンビニ等フランチャイズ加盟店等に対する提携ローンの提携契約先の開拓や小口無担保ローン商品開発など、新規資金需要の組織的・効率的な発掘に努めております。

＜貸出増加計画達成に向けて13年度下期に実施した具体的な施策＞

a.チャネルの拡大

インターネットを用いた法人向けチャネル「Value Door」を用いて、スモールマーケットに対しても肌理細かく、且つ効率的にソリューションビジネスを展開し、資金需要の捕捉に努めており、13年度下期には約1万件の契約を獲得いたしました。

b.小口定型貸金の商品性向上

小口定型貸金の利便性向上を目的に「ビジネスセレクトローン」の商品性を改定し、「新型ビジネスセレクトローン」として14年1月末から取扱いを開始いたしました。具体的には、貸出限度額の引上げ（30百万円→50百万円）や貸出期間の延長（2年以

内→5 年以内）等により、従来よりも幅広い顧客ニーズに対応できるように商品改定を行ない、さらに、幅広いお客さまにご利用頂くためにＴＶ・新聞等を通じた積極的な広告も実施いたしました。この結果、3 月末までの 2 ヶ月間の取扱い実績は、約 1,000 件となりました。

c.「フランチャイズ提携ローン」の推進

有力なフランチャイズ型企業との提携を通じて、傘下加盟店の様々な資金調達ニーズに積極的に対応すべく、コンビニ等フランチャイズ加盟店・販売代理店事業者に対する提携ローンを取り扱ってまいりました。13 年度下期には、審査プロセスの効率化も図り、約 140 件の取扱い実績を上げることができました。

③その他

東京都の第 3 回ＣＬＯにおきましては、当行がアレンジメントを獲得の上、積極的に推進いたしました結果、約 500 億円の取扱い実績を上げることができました。

(5) 14 年 3 月期当期利益の 3 割以上未達の対応

[14 年 3 月期について、当期利益の実績が経営健全化計画の計画値より下振れした理由]

14 年 3 月期の当期利益は 3,228 億円の損失と経営健全化計画における計画値(2,100 億円の利益)を 3 割以上下回る結果となりました。業務純益（一般貸倒引当金繰入前）が業務粗利益の増加や経費削減により 1 兆 1,834 億円と計画値を 4,834 億円上回る結果となったにもかかわらず、当期利益が計画値を大幅に下回る結果となった主たる要因は、貸倒償却引当費用(一般貸倒引当金繰入を含む)が 1 兆 5,431 億円と、計画値を 1 兆 3,431 億円上回ったためであります。

これは、現在のデフレ傾向のもと、債務者の業況悪化や土地等担保価値の下落が続くなど、経営健全化計画策定当時には想定していなかった経済環境となっていることのほか、緊急経済対策や改革先行プログラムにおいて不良債権処理を促進する施策が講じられたことから、当行としても不良債権の最終処理をより一段と加速するべく、積極的な対応を行ったためであります。

①ベースの処理額及び最終処理（オフバランス化）の促進（約 6,500 億円）

経済情勢の悪化に伴う債務者の業況悪化や担保価値の下落等に伴うベースの処理額に加えて、オフバランス化の促進のための処理コストを含め、計約 6,500 億円の処理コストを計上いたしました。このうち、既存の破綻懸念先以下の処理等に係るコストは約 2,500 億円となっております。

②要注意先債権の将来リスクへの対応（約 9,000 億円）

要注意先債権の将来リスクへの対応といたしまして、現下の経済情勢や資産劣化の状況を反映して債務者区分等の見直しを行ったほか、最近の貸倒、倒産等の趨勢を勘案して一般貸倒引当率の引上げを行いました。

まず、債務者区分の見直しにつきましては、市場の評価に著しい変化が生じている等の債務者について、企業業績や市場のシグナルをタイムリーに反映した債務者区分とするとともに、将来のオフバランス化に伴うコストを含めた、十分な償却・引当を確保いたしました。

自己査定において、破綻懸念先と判定した債務者に対しましては、私的整理ガイドライン等に基づく徹底的な再建計画の策定を求め、再編コストなど将来予測されるコスト（オフバランス化コストを含む）を 14 年 3 月期において計上するなど、当行としても取引先企業の再生、再編に取組みました。また、破綻懸念先には該当しないものの財務状況に問題のある要注意先企業につきましては、一定の基準に該当する場合に要管理先として十分な引当を確保いたしました。

以上の結果、約 5,500 億円を処理コストとして計上し、将来的にロスの発生する懸念のある先については、企業業績や市場のシグナルをタイムリーに反映した債務者区分、将来のオフバランス化に伴うコストを含めた十分な償却・引当が確保されたものと考えております。

また、一般貸倒引当金の引当率につきましては、最近の貸倒、倒産等の趨勢を勘案して引当率の引上げを行い、約 3,500 億円を計上いたしました。

＜14 年 3 月期の不良債権処理の概要＞

（億円）

ベースの処理額及び最終処理の促進	6,500
既存の破綻懸念先以下の処理等	2,500
要注意先債権の将来リスクへの対応	9,000
現下の経済情勢や資産劣化の状況を反映した債務者区分等の見直し	5,500
最近の貸倒、倒産等の趨勢を勘案した一般貸倒引当率の引き上げ	3,500
合計	15,500

[業務純益ＲＯＥの状況]

14 年 3 月期の業務粗利益は、米国金利等の低下を捉えたＡＬＭ運営が奏効し、外貨建トレジャリー収益が好調に推移したことや、海外現地法人等からの配当により資金利益が増益となったことを主たる要因に、1 兆 8,535 億円と計画値を 4,255 億円上回る結果となりました。また、経費については、①人員削減の前倒しや賞与カットに伴う人件費の削減、②店舗統合の前倒しやシステム経費の見直し、合併を契機とした購買費等ベース経費の圧縮による物件費の削減、を実施したことにより 6,701 億円と計画を 579 億円上回る削減を達成いたしました。その結果、業務純益（一般貸倒引当金繰入前）は、1 兆 1,834 億円と計画値を 4,834 億円上回り、業務純益ＲＯＥ（一般貸倒引当金繰入前）は、33.95％と計画値の 15.60％を大幅に上回る実績となりました。

[収益改善のための代替措置等]

前述の通り、積極的な不良債権処理により 14 年 3 月期の当期利益が 3 割以上未達となったことを踏まえ、以下の諸施策を実施し、剰余金の減少を回復させ、公的資金（優先株式）の返済・消却原資の確保を図ってまいります。

①追加リストラによる経費削減

a. 人員の追加削減

国内店舗の追加削減に加え、効率的な業務運営の徹底を通じて本部・間接人員の削減を行い、16 年度末までに従業員数を従来計画（23,200 人）対比 2,600 人追加で削減

し、20,600人体制と致します。

b.国内店舗統合の追加と早期実施

コンビニ等のＡＴＭチャネルやOne's ダイレクト等のリモートチャネルを拡充し、顧客利便性を維持・向上させる一方で効率化を図るべく、従来計画対比で69ヶ店の国内店舗の追加削減を行い、401ヶ店と致します。

また、店舗統合の時期につきましても、当初14年7月のシステム統合後、14年度から15年度にかけて実施するとしておりましたが、効率化の早期実現を図る観点より、1ヶ所に2ヶ店が併存する共同店舗形態を活用し、今年度中に追加削減支店も含め143ヶ店の統合(14年3月期に実施済みの共同店舗による統合20ヶ店を含め、今年度の国内店舗削減数は163ヵ店)を完了する方針であります。

c.スペースマネジメントによる本部ビル等の効率化

本部人員削減等により余剰となるオフィススペースの返還・売却を推進してまいります。なお、14年3月期には旧さくら銀行本店の九段本部ビルの返還を実施致しました。

d.その他見直し

14年3月期において、合併を契機とした購買費等ベース経費の見直しを実施し、経常経費の大幅削減を実施済でありますが、引き続き効率化を追及した見直しを実施してまいります。

これらリストラ諸施策の追加により、年度毎の経費は15年3月期6,500億円(計画比△650億円)、16年3月期6,250億円(計画比△650億円)、17年3月期6,000億円(計画比△800億円)となり、4年間累計で経営健全化計画比2,679億円(14年3月期実績6,701億円、計画比△579億円を含む)の収益増強効果を実現する計画であります。

＜追加リストラによる経費削減効果＞

項目	実施施策	累積効果（4年間）
○人員の追加削減	平成16年度末迄に追加で2,600人削減	△971
○国内店舗統廃合	69ヶ店の国内支店を追加削減 合計163ヶ店の統合を14年度中に実施	△151
○ｽﾍﾟｰｽﾏﾈｼﾞﾒﾝﾄ	本店・本部の余剰スペースの返還・売却	△110
○その他経費削減	その他購買費等の経常経費効率化	△1,447
合計		△2,679

②不良債権の最終処理促進による財務体質強化

デフレ傾向が持続する経済環境下におきましては、当面、担保価値下落や債務者の業況悪化に伴う不良債権の新規発生も引き続き少なくないものと想定されます。当行はこのような環境認識の下、16年3月期までが集中調整期間であることも踏まえ、破綻懸念先以下のオフバランス化の推進等による不良債権の最終処理を促進し、財務体質の強化を図ることで、17年3月期には貸倒償却引当費用（一般貸倒引当金繰入を含む）を所謂、巡航速度に収斂させてゆく方針であります。

以上の方針の下、貸倒償却引当費用は15年3月期に5,000億円(計画値:2,000億円)、16年3月期に3,700億円（計画値：1,500億円）、17年3月期には15年3月期対比約半減の2,300億円（計画値：1,500億円）を計画しております

③社外流出抑制による内部留保の蓄積

配当に対する当行の基本的な考え方は「適正な収益水準（具体的には、税引後当期利益が2,000億円程度）が安定的に維持できる場合において、各年度の配当額を配当性向を勘案して決定する」と経営健全化計画に記載の通りでありますが、14年3月期は当期利益が大幅に下振れたことを踏まえ、社外流出抑制の観点から、1株当たりの普通株式配当を2円減配の4円（計画値：6円）といたしました。

また、15年3月期もデフレ傾向の持続等の厳しい経営環境下、引き続き内部留保の蓄積による経営の安定性確保が不可欠との考えから、1株当たり普通株式配当を4円（計画値：7円）で据え置く予想としております。

④15年3月期の業績予想について

15年3月期につきましては、経費削減を主因といたしまして、業務純益（一般貸倒引当金繰入前）は8,500億円と経営健全化計画を800億円上回る見込みであり、業務純益ＲＯＥ（一般貸倒引当金繰入前）は26.24％と計画値の16.29％を達成する予想であります。

しかしながら、15年3月期の貸倒引当償却費用につきましては、現在のデフレ傾向の持続や不良債権の集中調整期間であることも踏まえ、14年3月期に引き続き最終処理に向けた積極的な対応を行う方針でありますことから、計画値を3,000億円上回る5,000億円となる見込みであります。

その結果、当期利益は800億円と計画値を1,750億円下回る見込みである旨、5月24日に公表しております。

なお、既述の諸施策による影響の他、15年3月期業績予想値における経営健全化計画対比での主な変動要因は次の通りであります。

a.業務粗利益の増加（計画比＋150億円）

足下の経済環境や金利環境等を踏まえ見直しを行いました結果、米国金利等の低下を捉えたＡＬＭ運営の奏効によるトレジャリー部門収益の好調持続を主因として、経営健全化計画の計画値を150億円上回る見込みであります。

b.株式等関係損益の悪化（計画比▲700億円）

経営健全化計画策定時におきましては、当時の株価（日経平均15,747円の前提）や含み損益の状況を勘案し、株式等関係損益はネットでゼロを計画しておりましたが、14年3月期の当行保有株式の評価損益は、株価の下落（14年3月末日経平均株価終値：11,024円）等に伴い、ネット5,000億円強の含み損の状況となっております。

15年3月期におきましては、銀行等株式保有制限の導入も踏まえ、現状の株価水準や含み損益の状況を勘案し、700億円の損失を予想しているものであります。

［剰余金の今後の見通しと、それに伴う公的資金の消却等の見通し］

平成12年12月に公表いたしました経営健全化計画（15年3月期～17年3月期）は、

今回の収益改善のための代替措置等の実施による収益影響等を勘案しますと以下の通りとなります。なお、その他有価証券評価差額金やこれを含む資本勘定の残高につきましては、足許の14年3月期実績をベースに置換えております。

収益動向及び計画 (各期の計画は前述の代替措置のみを織り込んだものであります)

	15/3月期 計画	16/3月期 計画	17/3月期 計画
(収益)			(億円)
業務純益(一般貸倒引当金繰入前)	8,500	9,350	10,300
業務粗利益	15,000	15,600	16,300
経費	6,500	6,250	6,000
人件費	2,585	2,543	2,393
物件費	3,577	3,369	3,269
不良債権処理損失額	5,000	3,700	2,300
株式等関係損(▲)益	▲700	-	-
経常利益	2,300	5,350	7,700
税引後当期利益	800	2,520	4,200
(資本勘定)			(億円)
資本勘定計	32,811	34,657	38,255
うち 剰余金(資本剰余金を含む)	7,879	9,867	13,488
うち その他有価証券評価差額金	▲2,560	▲2,560	▲2,560
(配当)			(億円)
配当金(中間配当を含む)	373	601	601
1株当たり配当金(普通株)	4.0	8.0	8.0
配当性向	34.81	19.20	11.25
(経営指標)			(%)
資金調達原価	2.21	2.32	2.45
経費率	0.98	0.94	0.90
人件費率	0.39	0.38	0.36
物件費率	0.54	0.51	0.49
総資金利鞘	0.53	0.61	0.68
預貸金利鞘	0.77	0.86	0.99
ROE(一般貸引前業務純益/資本勘定<平残>)	26.24	27.72	28.25
ROA(一般貸引前業務純益/総資産<平残>)	0.89	0.99	1.10
自己資本比率(連結)	10.50	10.76	11.32

(注) 公的資金(優先株式)の利益消却は織り込んでおりません。

16年3月期以降の1株当たり普通株式配当は、経営健全化計画通りの8円としております。

リストラ計画

	15/3月末 計画	16/3月末 計画	17/3月末 計画
従業員数(注1)　(人)	23,500	22,100	20,600
国内本支店(注2)　(店)	401	401	401

(注 1)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(注 2)出張所、代理店、被振込専門支店、ＡＴＭ管理専門支店、外為事務部を除いております。

	15/3月期 計画	16/3月期 計画	17/3月期 計画
人件費　(百万円)	258,500	254,300	239,300
うち給与・報酬　(百万円)	209,700	206,000	193,000
物件費　(百万円)	357,700	336,900	326,900
うち機械化関連費用(注)　(百万円)	94,800	90,200	87,900
除く機械化関連費用　(百万円)	262,900	246,700	239,000

(注)リース等を含む実質ベース。

当行資本政策の基本的な考え方は、「公的資金の早期返済を念頭におきつつ、内部留保の蓄積を図り、TierⅠ資本を質・量ともに充実させることを第一義的方針とする」ものであり、経営健全化計画においては15年3月期～17年3月期に5,500億円の公的資金(優先株式)の利益消却を織り込んでおります。

しかしながら、現状は、最優先課題の1つとして積極的な不良債権処理を推進しておりますことや株式等評価損益が資本に直入される等、TierⅠ資本も今後の景気や株価の動向に左右されるといった不安定な要素を孕んでおりますことから、当面は基本的な考え方に基づき、内部留保の蓄積を優先させるべく、今回は公的資金(優先株式)の利益消却を織り込まない前提での計数を記載しております。

なお、公的資金(優先株式1兆3,010億円)の返済原資である剰余金につきましては、次の通りの見込みとなります。19年3月期には、仮に公的資金を全額消却いたしましても、7,000 億円以上の剰余金を確保できる水準となりますことから、計画通りに公的資

金を完済することは十分可能と考えております。公的資金の返済につきましては、経済状況等を勘案いたしまして早期返済を検討してまいります。

＜剰余金の積み上がり状況＞

（億円）

	15/3月期 見込み	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
剰余金	7,879	9,867	13,488	17,087	20,686
資本剰余金	3,576	3,576	3,576	3,576	3,576

（注）公的資金（優先株式）の利益消却は織り込んでおりません。また、18年3月期、19年3月期につきましては、当期利益等の諸前提を17年3月期と同一とした上で試算したものであります。

なお、14年3月に実施いたしました法定準備金の振替額5,990億円を控除いたしましても、19年3月期剰余金は1兆4,696億円に達する見込みであり、利益の積上げによる公的資金の返済は十分可能と考えております。

以　上

【14/3月期の計画値は、いずれの図表においても、経営健全化計画提出時点で策定した数値としております。】

(図表1－1)収益動向及び計画

	12/3月期 実績	13/3月期 実績	14/3月期 計画	14/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	977,747	1,027,831	962,000	1,054,650	
貸出金	652,831	628,240	628,000	606,356	
有価証券	151,054	196,352	161,000	234,263	※1
特定取引資産	22,548	20,601	22,500	12,570	
繰延税金資産<末残>	12,081	10,746	8,900	17,411	※2
総負債	939,523	988,549	922,000	1,015,121	
預金・NCD	681,101	680,389	658,000	678,972	
債券	－	－	－	－	
特定取引負債	4,111	3,620	4,000	2,244	
繰延税金負債<末残>	－	－	－	－	
再評価に係る繰延税金負債<末残>	1,428	1,300	1,320	631	※3
資本勘定計	41,328	41,999	46,984	31,965	
資本金	17,955	17,955	13,266	13,267	
資本準備金	15,426	15,426	21,115	13,268	※4
その他資本剰余金	－	－	－	3,576	※5
利益準備金	2,274	2,391	2,461	－	※5
剰余金	3,510	4,130	6,533	3,833	※6
再評価差額金	2,163	2,095	2,109	1,004	※3
その他有価証券評価差額金	－	－	1,500	▲ 2,980	※7
自己株式	－	－	－	▲ 3	
(収益)					
業務粗利益	14,337	15,032	14,280	18,535	※8
資金運用収益	27,554	22,756	21,870	21,930	
資金調達費用	15,414	10,349	10,170	7,165	
役務取引等利益	1,294	1,507	1,570	1,653	
特定取引利益	412	954	530	1,213	
その他業務利益	490	164	480	904	
国債等債券関係損(▲)益	▲ 16	87	－	666	
業務純益(一般貸倒引当金繰入前)	7,028	8,031	7,000	11,834	※10
業務純益	6,786	9,917	7,000	6,789	
一般貸倒引当金繰入額	242	▲ 1,886	－	5,045	※11
経費	7,275	7,001	7,280	6,701	※9
人件費	3,037	2,941	2,940	2,718	
物件費	3,863	3,706	3,990	3,666	
不良債権処理損失額	11,064	10,077	2,000	10,386	※11
株式等関係損(▲)益	8,284	3,114	－	▲ 1,307	※12
株式等償却	640	1,181	－	1,306	
経常利益	3,364	3,591	4,450	▲ 5,221	※13
特別利益	29	30	－	268	
特別損失	368	891	710	413	
法人税、住民税及び事業税	105	94	1,640	327	
法人税等調整額	☆ 1,860	★ 1,257		△ 2,465	
税引後当期利益	1,059	1,379	2,100	▲ 3,228	※13
(配当)					(億円、円、%)
配当可能利益	さくら 1,141 住友 1,783	さくら 1,650 住友 2,067	5,445	4,426	
配当金(中間配当を含む)	さくら 356 住友 188	さくら 357 住友 188	486	373	
1株当たり配当金(普通株)	さくら 6.0 住友 6.0	さくら 6.0 住友 6.0	6.0	4.0	
配当率(優先株<公的資金分>)	さくら 1.37 住友 0.70	さくら 1.37 住友 0.70	－	1.11	
配当率(優先株<その他>)	さくら 0.75 住友 －	さくら 0.75 住友 －	－	－	
配当性向	さくら 53.42 住友 41.63	さくら 34.72 住友 36.15	17.44	－	
(経営指標)					(%)
資金運用利回(A)	さくら 3.34 住友 3.21	さくら 2.50 住友 2.57	2.59	2.39	
貸出金利回(B)	さくら 2.25 住友 2.30	さくら 2.35 住友 2.43	2.50	2.07	
有価証券利回	さくら 1.65 住友 1.70	さくら 1.74 住友 1.79	1.64	2.15	
資金調達原価(C)	さくら 2.92 住友 2.77	さくら 2.00 住友 2.06	2.17	1.59	
預金利回(含むNCD)(D)	さくら 0.49 住友 0.82	さくら 0.72 住友 1.13	0.85	0.49	
経費率(E)	さくら 1.16 住友 0.95	さくら 1.12 住友 0.92	1.09	0.98	
人件費率	さくら 0.47 住友 0.41	さくら 0.46 住友 0.39	0.44	0.39	
物件費率	さくら 0.63 住友 0.49	さくら 0.60 住友 0.48	0.60	0.53	
総資金利鞘(A)-(C)	さくら 0.42 住友 0.44	さくら 0.50 住友 0.51	0.42	0.80	
預貸金利鞘(B)-(D)-(E)	さくら 0.60 住友 0.52	さくら 0.50 住友 0.38	0.56	0.59	
非金利収入比率	さくら 14.33 住友 9.59	さくら 18.03 住友 10.53	10.99	8.91	
ROE(一般貸引前業務純益/資本勘定<平残>)	さくら 14.00 住友 20.89	さくら 15.67 住友 23.56	15.60	33.95	※14
ROA(一般貸引前業務純益/総資産<平残>)	さくら 0.67 住友 0.76	さくら 0.75 住友 0.80	0.72	1.12	

(注)12/3月期及び13/3月期は、原則として、さくら銀行・住友銀行両行の計数を合算して表示しております。
☆東京都の「事業税外形標準課税」導入の影響:701億円
★大阪府の「事業税外形標準課税」導入の影響:320億円

(図表１－２)収益動向（連結ベース）

	12/3月期 実績	13/3月期 実績	14/3月期 見込み	14/3月期 実績	備考	15/3月期 見込み
(規模)〈末残〉						(億円)
総資産	1,022,631	1,192,427		1,080,050		
貸出金	652,741	655,371		636,456		
有価証券	158,976	273,125		206,946		
特定取引資産	31,704	24,910		32,781		
繰延税金資産	13,165	11,565		18,825		
少数株主持分	8,985	9,906		9,838		
総負債	973,516	1,142,391		1,041,085		
預金・ＮＣＤ	689,699	746,960		716,481		
債券	－	－		－		
特定取引負債	13,133	12,700		23,315		
繰延税金負債	38	247		392		
再評価に係る繰延税金負債	1,571	1,441		640		
資本勘定計	40,129	40,130		29,126		
資本金	17,955	17,955		13,267		
資本剰余金（注１）	15,426	15,426		16,844		
利益剰余金（注２）	4,517	5,160		1,177		
再評価差額金	2,374	2,307		1,212		
その他有価証券評価差額金	－	－		▲ 3,048		
為替換算調整勘定	－	▲ 530		▲ 152		
自己株式（注３）	▲ 144	▲ 187		▲ 175		

(収益)	12/3月期 実績	13/3月期 実績	14/3月期 見込み	14/3月期 実績	備考	15/3月期 見込み
						(億円)
経常収益	51,503	44,492		37,797		
資金運用収益	29,269	24,359		21,767		
役務取引等収益	3,688	4,121		3,873		
特定取引収益	872	1,112		1,295		
その他業務収益	6,888	6,497		8,456		
その他経常収益	10,784	8,404		2,407		
経常費用	47,765	39,546		43,603		
資金調達費用	16,198	11,123		7,269		
役務取引等費用	1,032	958		677		
特定取引費用	238	21		－		
その他業務費用	5,782	5,607		6,667		
営業経費	9,535	9,409		9,356		
その他経常費用	14,977	12,427		19,635		
貸出金償却	5,854	8,145		3,919		
貸倒引当金繰入額	4,692	490		12,043		
一般貸倒引当金純繰入額	176	▲ 2,095		5,274		
個別貸倒引当金純繰入額	4,575	2,585		6,815		
経常利益	3,737	4,946	▲ 700	▲ 5,806	※1	3,200
特別利益	203	520		294		
特別損失	514	1,412		531		
税金等調整前当期純利益	3,426	4,055		▲ 6,043		
法人税、住民税及び事業税	586	655		1,019		
法人税等調整額	1,706	1,982		▲ 2,893		
少数株主利益	▲ 111	93		470		
当期純利益	1,244	1,324	▲ 1,500	▲ 4,639	※1	1,000

(注1) 12/3月期及び13/3月期は資本準備金を、14/3月期は資本準備金に資本準備金減少差益を加算した額を表示しております。
(注2) 12/3月期及び13/3月期は連結剰余金を、14/3月期は連結剰余金から資本準備金減少差益を控除した額を表示しております。
(注3) 自己株式には、子会社の所有する親会社株式を含んでおります。
(注4) 12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表２)自己資本比率の推移　…　国際統一基準を採用

（単体）　　（億円）

	12/3月期実績		13/3月期実績		14/3月期	14/3月期	備考
	旧さくら	旧住友	旧さくら	旧住友	計画	実績	
資本金	10,426	7,528	10,426	7,528	13,266	13,265	
うち普通株式(注2)	6,399	5,023	6,400	5,023	6,761	6,760	
うち優先株式(非累積型)	4,027	2,505	4,026	2,505	6,505	6,505	
優先出資証券	2,837	5,311	2,837	5,630	8,235	8,636	
資本準備金	8,995	6,431	8,995	6,431	21,115	13,268	※1
利益準備金（注3)	1,276	1,056	1,312	1,102	2,511	―	※2
その他有価証券の評価差損	―	―	―	―	―	△ 2,980	※3
任意積立金（注3)	560	1,655	560	1,655	2,216	2,215	
次期繰越利益	595	330	1,090	673	4,006	1,230	※2
その他（注4)	17	―	18	40	―	3,638	※1
Tier I 計	24,709	22,311	25,240	23,060	51,349	39,272	
(うち税効果相当額)	(5,835)	(6,245)	(5,241)	(5,504)	(8,900)	(17,411)	
優先株式(累積型)	―	―	―	―	―	―	
優先出資証券	―	―	―	―	―	―	
永久劣後債	5,263	5,015	4,024	4,413	7,535	5,669	
永久劣後ローン	1,200	850	1,350	700		2,300	
有価証券含み益	―	―	―	―	1,125	―	※3
土地再評価益	364	1,252	315	1,212	1,530	736	※4
貸倒引当金	1,988	3,576	1,428	2,250	3,964	7,912	※5
その他	―	―	―	―	―	―	
Upper Tier II 計	8,815	10,692	7,118	8,575	14,154	16,617	
期限付劣後債	6,404	10,647	5,735	11,405	16,630	17,475	
期限付劣後ローン							
その他	―	―	―	―	―	―	
Lower Tier II 計	6,404	10,647	5,735	11,405	16,630	17,475	
Tier II 計	15,220	21,339	12,854	19,980	30,784	34,092	
Tier III	―	―	―	―	―	―	
控除項目	9	538	169	588	668	553	
自己資本合計	39,920	43,113	37,925	42,452	81,465	72,810	

（億円）

リスクアセット	319,173	345,799	318,406	359,462	658,000	632,966	
オンバランス項目	296,275	316,825	295,475	321,663	606,000	579,650	
オフバランス項目	21,518	27,870	21,576	36,545	49,500	51,923	
その他(注5)	1,379	1,104	1,354	1,254	2,500	1,393	

（％）

自己資本比率	12.50	12.46	11.91	11.80	12.38	11.50	
Tier I 比率	7.74	6.45	7.92	6.41	7.80	6.20	

(注1)上記試算に係る各種前提条件

為替：14/3月期計画　110.00円/ﾄﾞﾙ

(注2)自己株式を控除した額。

(注3)利益処分を勘案した額。

(注4)少数株主持分（除く優先出資証券）、為替換算調整勘定、資本準備金減少差益の額。

(注5)マーケット・リスク相当額を８％で除して得た額。

(図表２)自己資本比率の推移　…　国際統一基準を採用

（連結）　(億円)

	12/3月期実績		13/3月期実績		14/3月期	14/3月期	備考
	旧さくら	旧住友	旧さくら	旧住友	計画	実績	
資本金	10,415	7,396	10,381	7,387	13,122	13,093	
うち普通株式(注2)	6,387	4,891	6,355	4,882	6,617	6,588	
うち優先株式(非累積型)	4,027	2,505	4,026	2,505	6,505	6,505	
優先出資証券	2,837	5,311	2,837	5,630	8,217	8,636	
資本準備金	8,995	6,431	8,995	6,431	21,115	13,268	※１
その他有価証券の評価差損	－	－	－	－	－	△ 3,048	※２
為替換算調整勘定	－	－	△ 209	△ 322	△ 920	△ 152	
剰余金(注3)	1,803	2,424	1,960	3,087	7,735	4,380	※３
その他(注4)	354	477	999	369	1,463	1,017	
Tier I 計	24,406	22,039	24,964	22,583	50,732	37,194	
(うち税効果相当額)	(6,116)	(7,013)	(5,582)	(5,740)	(9,700)	(18,433)	
優先株式(累積型)	－	－	－	－	－	－	
優先出資証券	－	－	－	－	－	－	
永久劣後債	5,263	5,015	4,024	4,413	7,535	5,669	
永久劣後ローン	1,200	850	1,350	700		2,300	
有価証券含み益	－	－	－	－	1,890	－	※２
土地再評価益	516	1,261	466	1,222	1,692	829	※４
貸倒引当金	2,273	3,654	1,631	2,327	4,206	8,444	※５
その他	－	－	－	－	－	－	
Upper Tier II 計	9,253	10,780	7,472	8,662	15,323	17,242	
期限付劣後債 期限付劣後ローン	7,359	10,664	6,043	11,291	17,236	17,806	
その他	－	－	－	－	－	－	
Lower Tier II 計	7,359	10,664	6,043	11,291	17,236	17,806	
Tier II 計	16,612	21,444	13,516	19,954	32,559	35,048	
Tier III	－	－	－	－	－	－	
控除項目	9	－	137	1,036	1,811	1,633	
自己資本合計	41,008	43,483	38,343	41,500	81,480	70,608	

(億円)

リスクアセット	327,215	374,767	338,914	379,252	710,000	675,480	
オンバランス項目	306,767	347,447	318,125	346,090	662,000	625,322	
オフバランス項目	18,242	25,109	19,247	30,963	43,500	48,032	
その他(注5)	2,206	2,211	1,540	2,199	4,500	2,127	

(％)

自己資本比率	12.53	11.60	11.31	10.94	11.47	10.45	
Tier I 比率	7.45	5.88	7.36	5.95	7.14	5.50	

(注1)上記試算に係る各種前提条件

為替：14/3月期計画　110.00円/ﾄﾞﾙ

(注2)自己株式及び子会社の所有する親会社株式を控除した額。

(注3)連結剰余金から社外流出予定額を控除した額。

(注4)少数株主持分（除く優先出資証券）、営業権相当額、連結調整勘定相当額。

(注5)マーケット・リスク相当額を８％で除して得た額。

(図表5)部門別純収益動向　(億円)

	13/3月期 実績	14/3月期 見込み	14/3月期 実績	備考	15/3月期 見込み
資金関係損益	2,930	2,760	2,778		2,870
手数料＋外為	349	380	377		360
個人部門	3,279	3,140	3,155		3,230
資金関係損益	4,534	4,350	4,254		4,390
手数料＋外為	1,220	1,350	1,584		1,620
法人部門	5,754	5,700	5,838		6,010
資金関係損益	1,095	1,140	1,155		1,240
手数料＋外為	453	470	508		590
企業金融部門	1,548	1,610	1,663		1,830
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	843	840	884		880
ﾄﾚｼﾞｬﾘｰ業務	36	10	15		20
国際部門	860	820	784		870
ｳﾁ ﾊﾞﾝｷﾝｸﾞ業務	2,282	3,990	4,566		2,700
ﾄﾚｰﾃﾞｨﾝｸﾞ業務	477	470	543		550
市場営業部門	2,680	4,410	5,077		3,200
本社管理	911	1,690	2,018		▲ 140
業務粗利益	15,032	17,370	18,535		15,000
経費	▲7,001	▲6,870	▲6,701		▲6,500
業務純益（除く一般貸倒引当金繰入）	8,031	10,500	11,834		8,500

(図表6)リストラ計画

	12/3月末 実績	13/3月末 実績	14/3月末 計画	14/3月末 実績	備考

(役職員数)

役員数 (人)	42	38	38	33	
うち取締役(( )内は非常勤) (人)	31(3)	29(5)	29(4)	26(2)	
うち監査役(( )内は非常勤) (人)	11(4)	9(4)	9(4)	7(4)	
従業員数(注) (人)	29,298	27,142	26,200	25,027	

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

国内本支店(注1) (店)	653	578	573	564	
海外支店(注2) (店)	36	33	23	21	
(参考)海外現地法人(注3) (社)	42	34	30	25	

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

	12/3月期 実績	13/3月期 実績	14/3月期 計画	14/3月期 実績	備考

(人件費)

人件費 (百万円)	303,697	294,004	294,000	271,788	
うち給与・報酬 (百万円)	253,178	242,004	244,000	221,889	
平均給与月額 (千円)	498	510	502	496	

(注)平均年齢は38.3歳であります(平成14年3月末)。

(役員報酬・賞与)

役員報酬・賞与(注) (百万円)	1,252	1,033	920	830	
うち役員報酬 (百万円)	1,241	1,033	920	830	
役員賞与 (百万円)	11	0	0	0	
平均役員(常勤)報酬・賞与 (百万円)	26	28	31	28	
平均役員退職慰労金 (百万円)	38	112	87	81	*

(注)人件費及び利益処分によるものの合算。使用人兼務の場合、使用人部分を含んでおります。
利益処分による役員賞与は支給しておりません。

* 当行は、公的資金による優先株式引受(平成11年3月)に係る経営判断に携わったとの理由から、平成11年6月以降に支給を受けた上位の役員に対し、既支払済みの役員退職慰労金の一部を自主的に返還するよう要請いたしました。この返還額は、当期の実績に含んでおります。

(物件費)

物件費 (百万円)	386,312	370,589	399,000	366,637	
うち機械化関連費用(注) (百万円)	88,170	86,426	104,500	96,324	
除く機械化関連費用 (百万円)	298,142	284,163	294,500	270,313	

(注)リース等を含む実質ベース。

(図表7)子会社・関連会社一覧(注1)

(億円)

会社名	設立年月	代表者	主な業務	直近決算	総資産	借入金	うち当行分(注2)	資本勘定	うち当行出資分	経常利益	当期利益	連結又は持分法の別
(株)みなと銀行	S24/9月	矢野 恵一朗	銀行業務	H14/3月	28,971	878	303	759	454	29	△ 73	連結
(株)関西銀行	T11/7月	伊藤 忠彦	銀行業務	H14/3月	12,262	230	230	409	372	34	15	連結
関銀リース(株)	S50/2月	近藤 秀樹	リース業務	H14/3月	317	300	153	0	—	8	△ 9	連結
(株)関西クレジット・サービス	S58/1月	山崎 紀志	クレジットカード業務	H14/3月	268	113	2	8	—	△ 11	0	連結
関銀サービス(株)	S29/2月	城後 強	銀行店舗不動産管理・賃貸業務	H14/3月	180	79	74	67	—	3	3	連結
(株)わかしお銀行	H8/6月	市川 博康	銀行業務	H14/3月	4,982	—	—	201	208	5	0	連結
(株)ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H14/3月	1,131	210	—	108	114	△ 54	△ 54	連結
エスエムビーシー信用保証(株)	S51/7月	吉川 修二	信用保証業務	H14/3月	66,585	—	—	1,024	—	△ 519	△ 521	連結
住銀保証(株)	S59/6月	吉川 修二	信用保証業務	H14/3月	45,993	—	6	492	—	△ 483	△ 483	連結
三井住友銀リース(株)	S43/9月	吉田 博一	リース業務	H14/3月	16,695	10,163	1,010	866	302	38	21	連結
さくらリース(株)	S63/3月	梅村 将夫	リース業務	H14/3月	1,456	1,270	1,173	20	—	19	11	連結
住銀オートリース(株)	H7/1月	家中 淑夫	リース業務	H14/3月	657	511	89	9	—	9	5	連結
(有)スペース・サービス	H10/2月	川勝 一明	リース業務	H14/3月	63	49	28	0	—	△ 0	△ 0	連結
ｴｽ･ﾋﾞｰ･ｴﾙ･ﾊﾟｰﾄﾅｰｽﾞ(有)	H12/3月	芝吹 勝行	金銭債権買取業務	H14/3月	118	118	118	0	—	0	0	連結
三井住友カード(株)	S42/12月	加藤 重義	クレジットカード業務	H14/3月	9,046	3,288	319	1,601	1,882	96	45	連結
(株)エスシー・カードビジネス	S58/4月	森本 肇	カード会員に対するサービス業務	H14/3月	62	40	40	8	—	1	1	連結
さくらカード(株)	S58/2月	佐藤 豊和	クレジットカード業務	H14/3月	2,662	445	164	135	107	23	17	連結
アットローン(株)	H12/6月	佐藤 邦夫	個人向けローン業務	H14/3月	240	110	110	107	130	△ 99	△ 100	連結
エスエムビーシーキャピタル(株)	H7/8月	松田 道弘	ベンチャーキャピタル業務	H14/3月	136	100	100	31	17	△ 1	0	連結
エスエムビーシーコンサルティング(株)	S56/5月	伊東 敏夫	経営相談業務・会員事業	H14/3月	39	—	—	27	18	4	1	連結
(株)エスエムビーシーファクター	H12/8月	須藤 滋	ファクタリング業務	H14/3月	603	30	30	26	30	△ 3	△ 2	連結
エスエムビーシーファイナンス(株)	S47/12月	宮本 啓三	抵当証券業務、融資業務、ファクタリング業務	H14/3月	5,945	4,194	3,528	728	1,100	5	3	連結
(株)三井ファイナンスサービス	S54/12月	鶴見 満裕	集金代行業務	H14/3月	1,297	364	325	27	1	8	8	連結
エスエムビーシー抵当証券(株)	S58/10月	鶴見 満裕	抵当証券業務	H14/3月	4,038	3,793	3,909	86	338	112	104	連結
エスエムビーシービジネス債権回収(株)	H11/3月	府川 太郎	債権管理回収業務	H14/3月	25	12	12	8	5	3	1	連結
さくらフレンド証券(株)	S7/4月	吉田 千之輔	証券業務	H14/3月	827	179	—	449	212	4	7	連結
さくら投信投資顧問(株)	H5/9月	栗山 勁	投資顧問業務、投資信託業務	H14/3月	21	—	0	13	20	△ 6	△ 6	連結
(株)日本総合研究所	S44/2月	小井戸 雅彦	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H14/3月	917	225	214	340	2	97	130	連結
(株)さくらケーシーエス	S44/3月	髙橋 秀明	システム開発・情報処理業務	H14/3月	195	18	12	120	2	8	5	連結
さくら情報ｼｽﾃﾑ(株)	S47/11月	齋藤 舜也	システム開発・情報処理業務	H14/3月	200	73	49	78	0	10	5	連結
グローバルファクタリング(株)	H4/12月	大場 將弘	金銭債権買取業務	H14/3月	2,036	1,553	1,553	0	—	△ 0	△ 0	連結
大和証券エスエムビーシー(株)	H11/2月	清田 瞭	ホールセール証券業務	H14/3月	43,441	20,846	2,085	3,476	1,632	132	54	持分法
明光ナショナル証券(株)	S23/3月	十河 安義	証券業務	H14/3月	989	12	3	569	85	12	10	持分法
ﾃﾞｨｰｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券(株)	H11/3月	國重 惇史	証券の電子取引金融業務	H14/3月	933	85	10	33	13	1	0	持分法
大和住銀投信投資顧問(株)	H11/4月	森 實	投資顧問業務、投資信託業務	H14/3月	126	—	—	87	56	7	2	持分法
ジャパン・ペンション・ナビゲーター(株)	H12/9月	金子 錬太郎	確定拠出年金制度導入に関するコンサルティング業務	H14/3月	19	—	—	14	8	△ 7	△ 7	持分法
(株)クオーク	S53/4月	野一色 靖夫	金銭債権買取業務	H14/3月	11,837	6,824	1,450	313	1	80	29	持分法

(図表7)子会社・関連会社一覧(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者	主な業務	通貨	直近決算	総資産	借入金	うち当行分(注2)	資本勘定	うち当行出資分	経常利益	当期利益	連結又は持分法の別
マニュファクチャラーズ銀行	S49/11月	藤嶋 喬	商業銀行業務	US$	H13/12月	1,154	43	17	172	283	17	11	連結
カナダ三井住友銀行	H13/4月	佐藤 礼二	商業銀行業務	CAN$	H14/1月	1,439	64	82	145	122	6	4	連結
ブラジル三井住友銀行	S33/10月	村岡 真理	商業銀行業務	R$	H13/12月	1,276	878	621	245	193	71	50	連結
インドネシア三井住友銀行	H1/8月	森本 好郎	商業銀行業務	RPIAH	H13/12月	7,169	1,006	2,438	1,103	960	312	211	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H13/12月	1,210	302	226	754	690	41	23	連結
SMBC Leasing (Singapore) Pte Ltd	S55/5月	松岡 範彦	リース業務	S$	H13/12月	209	166	115	11	—	△ 6	△ 6	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	芝田 康司	リース業務	HK$	H13/12月	1,281	1,233	986	38	—	7	7	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	錦織 伸一	リース業務	TBAH	H13/12月	1,310	1,113	937	148	—	31	31	連結
広州住銀租賃有限公司	H8/9月	柘植 二郎	リース業務	RMB	H13/12月	132	50	47	77	—	5	5	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H13/12月	101	84	57	6	—	1	1	連結
SMBC Leasing (UK) Limited	S61/5月	吉田 博一	リース業務	STG	H13/12月	25	20	14	4	—	0	0	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H13/12月	6,237	390	3,004	1,533	609	464	298	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H13/12月	1,543	295	—	374	300	17	11	連結
三井住友ファイナンス・オーストラリア	S59/6月	佐藤 八郎	金融業務	A$	H13/12月	2,615	2,197	1,844	94	65	13	10	連結
さくらファイナンス・オーストラリア	S61/3月	佐藤 八郎	金融業務	A$	H13/12月	86	11	8	63	54	7	4	連結
SMBCセキュリティーズ会社	H2/8月	岡田 夏生	証券業務	US$	H13/12月	3,242	3,077	1,011	45	40	3	2	連結
エス・エフ・ブイ・アイ会社	H9/7月	東 俊太郎	投資業務	US$	H13/12月	916	406	—	510	500	51	51	連結
住友ファイナンス・エイシア	S48/9月	久保 哲也	投融資業務	US$	H13/12月	35	2	2	25	38	△ 4	△ 4	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	石田 浩二	金融業務	US$	H13/12月	2,325	2,301	1,232	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	石田 浩二	金融業務	US$	H13/12月	2,048	2,038	2,012	0	0	△ 0	△ 0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H13/12月	520	304	147	113	200	10	10	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	石田 浩二	金融業務	US$	H13/12月	5,783	5,726	5,410	1	0	△ 0	△ 0	連結
中聯国際租賃有限公司	S60/9月	Daniel Philippe	リース業務	US$	H13/12月	20	19	5	1	0	△ 8	△ 8	持分法
BSL リーシング カンパニー リミテッド	S62/7月	前田 真木人	リース業務	TBAH	H13/12月	1,271	905	174	114	6	51	37	持分法
SBCS カンパニー リミテッド	H1/3月	釣 慶一	出資業務・産業調査	TBAH	H13/12月	465	230	230	233	14	37	37	持分法
P.T.EXIM SB Leasing	S60/3月	伊藤 直良	リース業務	RPIAH	H13/12月	291	279	213	△ 95	—	△ 59	△ 53	持分法
大和証券SMBCヨーロッパリミテッド	S56/3月	横井 正道	証券業務	STG	H14/3月	3,549	169	53	153	—	16	20	持分法

(注1) 海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しています。
(注2) 借入金には社債・コマーシャルペーパーを含みます。なお、当行分には保証の額を含みます。
(注3) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注4) 株式会社さくら銀行との合併により、株式会社みなと銀行他72社を連結子会社といたしました。また、三生信用保証株式会社他4社は株式の取得等により、当連結会計年度より連結子会社としております。さくら証券株式会社他17社は清算等により子会社でなくなったため、連結子会社から除外しております。
(注5) SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により持分法適用の子会社としております。また、ソニー銀行株式会社他1社は株式の取得等により、BSL Leasing Company, Ltd.(旧会社名Bangkok SMBC Leasing Co., Ltd.)他4社は株式会社さくら銀行との合併等により、持分法適用の関連会社といたしました。持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.)他2社は、清算により関連会社でなくなったため持分法適用の関連会社から除外しております。

(注3)の明細

	今後の業績見通し(見込み)	グループ戦略上の位置付け
(株)みなと銀行	15/3期黒字化。	当行の子銀行。
関銀リース(株)	15/3期黒字化。	関西銀行のリース子会社。
(株)関西クレジット・サービス	15/3期黒字化。	関西銀行のクレジットカード事業子会社。
関銀サービス(株)	15/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社。
(株)ジャパンネット銀行	15/3期黒字に向けて最大限の努力を払い取組中。	インターネット専業銀行。
エスエムビーシー信用保証(株)	14/3に住銀保証㈱をｴｽｴﾑﾋﾞｰｼｰ信用保証㈱の100%出資子会社として統合。統合による効率化と代弁削減努力により16年度には2社合算ﾍﾞｰｽで黒字化見込み。	当行の住宅ローン保証子会社。
住銀保証(株)		当行の住宅ローン保証子会社(14/4以降原則新規取組は中止)。
(有)スペースサービス	収支均衡。 (14/9期見込 当期損益▲3百万円)	三井住友銀リースの特定目的子会社。
さくらカード(株)	14/3期は黒字確保。今後も安定した利益計上が見込まれ、16/3期には繰越損失解消の予定。	クレジットカード事業会社。13/7月にUCカード事業を三井住友カード(株)に統合し、その後はJCBカード事業の存続会社として運営。
アットローン(株)	現在、創業赤字を計上中であるが、顧客基盤拡大・残高増強の推進等により、早期単年度黒字化を目指す。	グループ内唯一の個人向けローン専業会社として、12/6月に設立(当行出資比率:52%)。現在、業容拡大に注力中。
エスエムビーシーキャピタル(株)	業務執行を務める組合からの管理報酬増加(通期寄与)などにより今期黒字見込み。	成長企業等の資金ニーズに対する積極的な投資を推進する当行のエクイティ投資ビークル。
(株)エスエムビーシーファクター	主要業務である売掛債権保証業務の残高増強による増収により今期黒字見込み。	顧客ニーズの増加を背景に、戦略的ビジネスとして位置付けている売掛債権保証業務を推進する会社。
エスエムビーシー抵当証券(株)	15/3期黒字確保。	当行の抵当証券業務子会社。
さくら投信投資顧問(株)	14/12月を目途に、三井生命、住友生命、三井住友海上各社の運用子会社と統合予定。ただし、当社単独でも経費削減で収支改善を目指す。	当行の資産運用業務子会社。
グローバルファクタリング(株)	15/3期黒字化。	当行のファクタリング業務における特定目的会社。
ﾃﾞｨｰｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券(株)	14/3期は黒字確保。15/3期も黒字の見通し。	当行のネットビジネス戦略上のリテール証券業務関連会社。
ジャパン・ペンション・ナビゲーター(株)	早期黒字化に向け、業務本格化による増収ならびにｻｰﾋﾞｽﾚﾍﾞﾙの向上による一層の収益力強化を推進するが、システム初期投資の償却負担等で当面赤字基調が続く見込。	確定拠出年金業務遂行のための中核会社。
SMBC Leasing (Singapore) Pte Ltd	14/12期黒字化。	三井住友銀リースの海外現地法人。
SMBC Leasing (Hong Kong) Limited	14/12期黒字確保。	三井住友銀リースの海外現地法人。
住友ファイナンス・エイシア	13/12期は最終的には黒字確保。14/12期も黒字の見通し。	投資会社。
さくらファイナンス(ケイマン)リミテッド	収支均衡。	当行の自己資本拡充を目的に設立、当行劣後保証付き期限付社債を発行。
住友ファイナンス・インターナショナル	13/12期は黒字確保。14/12期も黒字の見通し。	投資会社。
SMBCインターナショナル・ファイナンス・エヌ・ブイ	収支均衡。	当行の自己資本拡充を目的に設立、当行劣後保証付き社債を発行。
中聯国際租賃有限公司	現状新規案件の取上げを中止し、既存リース債権の回収に専念。 14/12期は経常損失0.5百万ドルを見込む。	売却方針。
P.T.EXIM SB Leasing	赤字基調乍ら優良案件取組に注力中。	三井住友銀リースの海外現地法人。

(図表10)貸出金の推移

(残高) (億円)

		13/3月末 実績 (A)	14/3月末 計画 (B)	14/3月末 実績 (C)	備考	15/3月末 計画 (D)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	568,479	563,979	553,022		539,422
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	548,034	545,034	538,796		525,196
中小企業向け貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	281,648	276,548	264,123		259,823
(注1)	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	275,552	271,452	259,701		255,401
うち保証協会保証付貸出		27,939	27,439	24,355		21,355
個人向け貸出(事業用資金を除く)		125,350	128,350	124,930		131,430
うち住宅ローン		106,472	109,472	108,108		114,608
その他		161,481	159,081	163,969		148,169
海外貸出		49,000	45,000	46,262		41,262
合計		617,479	608,979	599,284		580,684

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後) (億円)

		14/3月期 計画 (B)−(A)+(ｱ)	14/3月期 実績 (C)−(A)+(ｲ)	備考	15/3月期 計画 (D)−(C)+(ｳ)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	＋ 1,000	▲ 6,156		▲ 4,800
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	＋ 2,500	＋ 63		▲ 4,800
中小企業向け貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	▲ 500	▲ 9,289		＋ 700
(注1)	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	＋ 500	▲ 7,615	※1	＋ 700

(注1)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。

(実勢ベースを算出するうえで考慮すべき要因) (億円 、( )内はうち中小企業向け貸出)

	13年度中 計画 (ｱ)	13年度中 実績 (ｲ)	備考	14年度中 計画 (ｳ)
貸出金償却(注1)		＋1,273 (＋1,105)		
CCPC(注2)		＋1,123 (＋1,123)		
債権流動化(注3)	＋5,500 (＋4,600)	＋ 130 (＋ 610)		＋8,800 (＋5,000)
部分直接償却実施額(注4)		＋3,599 (＋3,519)		
協定銀行等への資産売却額(注5)		＋ 62 (＋ 62)		
バルクセール等(注6)		＋1,126 (＋ 925)		
その他(注7)		＋1,988 (＋ 892)		
計	＋5,500 (＋4,600)	＋9,301 (＋8,236)		＋8,800 (＋5,000)

(注1)無税化(法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2)を事由とする直接償却額。
(注2)共同債権買取機構に売却した債権に関する最終処理額。
(注3)主として正常債権の流動化額。
(注4)部分直接償却当期実施額。
(注5)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
(注6)不良債権のバルクセール実施額及びその他の不良債権処理関連。
(注7)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（図表１２）リスク管理の状況（平成１４年３月末現在）

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ ・与信の基本規程として「クレジットポリシー」を定め、これを踏まえたリスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。更に業務執行上の経営レベルでの審議･決定等の場として経営会議の一形態として｢信用リスク会議｣を設置。 ・信用リスク管理の統括部署として融資企画部を設置（ただし、カントリーリスクについては国際審査部が所管）するとともに、各業務部門内に個別に「審査部」を設置し個別与信の審査・管理を実施。また、業務部門・本社部門から独立した資産監査部が信用リスク管理状況を監査することにより、十分な牽制体制を確保(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管）。 ［リスク管理手法］ ・行内格付制度、信用リスク計量化等、信用リスクを統合的・定量的・経常的に把握するための「信用リスクモデル」、リスクに応じた効率的な与信運営を実施するための「与信プロセス」、リスク制御やリスク分散、与信構成の最適化を図るための「ポートフォリオ管理」等をリスク管理の基本要件として認識し、管理を実施。 ・また、特定の国への与信集中回避のため、国ごとの信用力評価に基づいた国別の与信枠を設定し、カントリーリスクの管理を実施。 ・連結ベースのリスク管理については、リスクの度合い、重要性に応じて順次管理体制の整備を実施中。	・統合与信管理システムへの店別移行開始。 ・リテール法人専用のスコアリングモデル開発。 ・ビジネスサポートプラザにおいてポートフォリオ型与信管理プロセスを試行実施。 ・格付対象範囲拡大、運営体制整備。 ・信用リスクのストレステストの試行実施。
市場リスク	［規定・基本方針］ ・市場リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会｣を設置する他、経営会議の一形態として｢市場リスク会議｣、ならびに個別委員会として｢ＡＬＭ委員会｣を業務執行レベルでの審議･決定等の場として設置。	・14年度上期「市場リスク・流動性リスク管理の基本方針」を策定(13年度下期分を見直し)し、14年度上期市場リスク関連極度･ガイドラインとその設定方針等を取締役会（14/3）において決議。

種　類	現在の管理体制	当期における改善等の状況
	・ 市場リスクの統括部署として統合リスク管理部を設置すると共に、相互牽制体制の確立のため、フロント、ミドル、バックの組織·権限の分離を実施。 ・ また、内部監査部署として、業務執行·リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・ 市場業務（バンキング・トレーディング）のリスク管理については、自己資本等の経営体力や市場取引の業務運営方針等を勘案し、「リスク資本極度」に基づき、（１）ＶａＲガイドライン、（２）ポジション極度、（３）損失限度ガイドライン／損失限度の３種類の枠を設定。 ・ 政策投資株式等の価格変動リスク管理については、自己資本等の経営体力や政策投資株式等の運営方針を勘案し、「リスク資本極度」に基づき、「リスク資本ガイドライン」を設定。 ・ リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・ 市場流動性リスクについては、各拠点別に極度額を設定すると共に、ガイドラインを設け、モニタリングによるリスク状況の把握、状況に応じた管理を実施。 ・ 連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類に応じて行う方針。	・ニューヨーク、ロンドン拠点に新為替システムを導入。 ・政策投資株式リスクを多面的に把握する観点から、同リスク資本にかかるストレスシュミレーション等を開始。 ・グループ会社毎の管理区分及び管理方法を確定。 ・リスク資本極度の管理対象とする連結子会社の範囲を拡大。
流動性リスク	[規定・基本方針] ・ 流動性リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 [体制・リスク管理部署] ・ 流動性リスクの統括部署として統合リスク管理部を設置する他、市場リスクに準じた体制により管理·運営を実施。 ・ また、内部監査部署として、業務執行·リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・ 資金流動性リスクについては、全体の資金繰り計画等を前提に格付等に応じたリスク管理フェーズを設定。フェーズ	・14 年度上期「市場リスク・流動性リスク管理の基本方針」を策定(13 年度下期分を見直し)し、14 年度上期流動性リスク関連極度·ガイドラインとその設定方針等を取締役会（14/3）において決議。 ・市場環境に応じた流動性リスク管理強化策をＡＬＭ

種　類	現在の管理体制	当期における改善等の状況
	毎に円貨、外貨別の資金ギャップ管理を実施。 ・リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・流動性危機時の対応を予め定めたコンティンジェンシープランを策定。 ・連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類を行い管理。	委員会で審議・決定。 ・グループ会社毎の管理区分及び管理方法を確定。
事務リスク	[規定・基本方針] ・事務運営・事務処理に関する基本的指針・原則を定める「事務管理規程」に則り、「事務リスク管理規則」を制定。これら規程を踏まえ、リスク管理の基本方針を定期的に取締役会で決定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、事務リスクの統括部署として、事務統括部を設置。 ・また、内部監査部署として、業務執行･リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・システム統合までは、原則旧両行事務手続が併存するが、コンプライアンスおよびリスク管理にかかる手続は合併時点より一元化し、統一的な管理体制を整備。 ・計量化モデルによる計測結果等に基づき、自己資本の一定割合をリスク資本として割当て。	事務リスク管理の基本方針に則り、以下の施策を実施。 ・「事務リスク管理規則」で規定する 6 つの部署に該当する部を特定し、管理体制を整備。 ・国内営業店の臨店指導を中心とした事務指導体制を整備。 ・銀行本体、グループ会社の自店検査制度を整備。 ・国内本店各部の事務リスク管理状況調査を実施し、リスクの洗い出しを行うとともに課題を取纏め。 ・グループ会社の事務リスク管理状況調査を実施し、リスクの洗い出しを行うとともに課題を取纏め。 ・QIS 対応等、新 BIS 規制でのオペレーショナルリスクの計量化への対応を順次実施。
システムリスク	[規定・基本方針] ・システムリスクを適切に管理するための基本規程として「システムリスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。	・14 年度のシステムリスク管理の基本方針を取締役会において決議(14/3)。

種　類	現在の管理体制	当期における改善等の状況
	[体制・リスク管理部署] ・ 管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、システムリスクの統括部署として、情報システム企画部を設置。 ・ また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・システム統合までは、旧両行のシステムが併存するものの、システム面でのリスク管理手続きは合併時点より一元化。統一的なシステムリスク管理を実行可能な体制を確保する方針。 ・情報システムのセキュリティーポリシーを策定し、その定着のため、体制の整備等を推進中。	・リスク管理体制を整備し、各システムのリスク管理を推進。 －国内外 125 システム －海外拠点 34 システム リスク評価、対策策定完了。 －グループ会社 44 社 システムリスク管理態勢モニタリングは完了。主要 18 社についてはリスク評価・対策策定完了。 ・情報システム部門内の各種手続策定完了。
コンプライアンス(法務リスクを含む)	[規定・基本方針] ・ コンプライアンスについては、取締役会にて全役職員が遵守すべき行動原則としての「コンプライアンス・マニュアル」を制定すると共に、コンプライアンス・マニュアルを実現するための年間計画である「コンプライアンス・プログラム」を策定。 [体制・リスク管理部署] ・ 管理体制は、取締役会の下、行内の横断的組織である、コンプライアンス委員会（担当役員を委員長、関係部長16名を委員とする他、社外の有識者を諮問委員として招聘）を設置。更に、統括部署として総務部を設置している。 ・ また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・コンプライアンス態勢の基本は「各部店が自己責任において自律的に法令を遵守し、事後的に独立した業務監査部門が厳正な監査を行う二元構造」とし、上記体制に基づき管理を実施している。 ・また、コンプライアンス・プログラムについては、行内の横断的組織であるコンプライアンス委員会の方針の下、総務部が、関係本部や各部店に配置されたコンプライアンス・オフィサー等との連携を保ちつつ、推進中。	取締役会にて策定したコンプライアンス・プログラムに則り、以下の施策を実施。 ・ コンプライアンス関連規程等の制定。 －各部規則の制定。 －営業店規則の制定。 －グループ会社規則の制定。 －海外拠点の体制整備通達発牒。 ・コンプライアンス関連規程等を周知徹底すべく、以下を実施。 －階層別研修の実施。 －行内電子ネットワーク上に相談窓口を設置。 －コンプライアンス関連規程の電子掲示。 －グループ会社との定例打合会の開催。 ・業務監査部門による各部店宛、監査・検査の実施。

(図表13)法第3条第2項の措置後の財務内容

(億円)

	13/3月末 実績(単体)	13/3月末 実績(連結)	14/3月末 実績(単体)	14/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	5,899	7,774	4,935	6,382
危険債権	19,431	21,664	29,702	32,634
要管理債権	2,894	4,113	24,363	26,661
正常債権	661,578	682,905	605,589	618,964

(注)13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

引当金の状況

(億円)

	13/3月末 実績(単体)	13/3月末 実績(連結)	14/3月末 実績(単体)	14/3月末 実績(連結)
一般貸倒引当金	3,678	3,959	8,723	9,295
個別貸倒引当金	7,080	8,529	10,841	12,147
特定海外債権引当勘定	200	200	154	154
貸倒引当金 計	10,958	12,688	19,718	21,596
債権売却損失引当金	1,380	1,453	806	864
特定債務者支援引当金	—	—	—	—
小 計	12,338	14,141	20,524	22,460
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小 計	—	—	—	—
合 計	12,338	14,141	20,524	22,460

(注)13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表14)リスク管理債権情報(注1)

(億円、%)

	13/3月末 実績(単体)	13/3月末 実績(連結)	14/3月末 実績(単体)	14/3月末 実績(連結)
破綻先債権額(A)	2,356	2,731	1,957	2,275
部分直接償却	5,655	6,738	5,776	6,850
延滞債権額(B)	22,075	25,776	31,845	35,998
部分直接償却	9,748	12,628	7,961	10,838
3か月以上延滞債権額(C)	1,033	1,257	923	1,028
貸出条件緩和債権額(D)	1,862	2,800	23,440	25,543
①金利減免債権	935	1,208	5,060	5,106
②金利支払猶予債権	0	5	35	335
③経営支援先に対する債権	58	58	162	162
④元本返済猶予債権	729	1,339	18,095	19,777
⑤その他	140	190	88	163
合計(E)=(A)+(B)+(C)+(D)	27,326	32,564	58,165	64,844
比率　(E)/総貸出	4.4%	5.0%	9.7%	10.2%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
(注2)13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表15)不良債権処理状況

(単体)　(億円)

	12/3月期 実績	13/3月期 実績	14/3月期 実績	15/3月期 見込み
不良債権処理損失額(A)	11,064	10,077	10,386	
個別貸倒引当金繰入額	4,477	1,565	6,632	
貸出金償却等(C)	5,916	7,982	3,429	
貸出金償却	4,392	3,677	2,719	
CCPC向け債権売却損	448	318	84	
協定銀行等への資産売却損(注1)	10	3	27	
その他債権売却損	327	247	479	
債権放棄損	739	3,737	120	
債権売却損失引当金繰入額	728	530	370	
特定債務者支援引当金繰入額	-	-	-	
特定海外債権引当勘定繰入	△57	0	△45	
一般貸倒引当金繰入額(B)	242	△1,886	5,045	
合計(A)+(B)	11,306	8,191	15,431	5,000

<参考>

貸倒引当金目的取崩による直接償却等(D)	7,683	5,755	5,737	—
グロス直接償却等(C)+(D)	13,599	13,737	9,166	—

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(注2)12/3月期・13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(連結)　(億円)

	12/3月期 実績	13/3月期 実績	14/3月期 実績	15/3月期 見込み
不良債権処理損失額(A)	12,426	12,024	11,760	
個別貸倒引当金繰入額	4,758	2,585	6,815	
貸出金償却等(C)	6,983	8,895	4,604	
貸出金償却	5,398	4,339	3,800	
CCPC向け債権売却損	448	319	98	
協定銀行等への資産売却損(注1)	13	6	30	
その他債権売却損	737	427	556	
債権放棄損	387	3,804	120	
債権売却損失引当金繰入額	743	544	387	
特定債務者支援引当金繰入額	-	-	-	
特定海外債権引当勘定繰入	△58	0	△46	
一般貸倒引当金繰入額(B)	176	△2,095	5,274	
合計(A)+(B)	12,602	9,929	17,034	

<参考>

貸倒引当金目的取崩による直接償却等(D)		6,485	6,818	—
グロス直接償却等(C)+(D)		15,380	11,422	—

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(注2)12/3月期・13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表16)不良債権償却原資

(億円)

	12/3月期 実績	13/3月期 実績	14/3月期 実績	15/3月期 見込み
業務純益(一般貸倒引当金繰入前)	7,028	8,031	11,834	8,500
国債等債券関係損益	▲ 16	87	666	
株式等損益	8,284	3,114	▲ 1,307	
不動産処分損益	▲ 130	▲ 306	▲ 142	
内部留保利益	—	—	6,730	
その他	—	—	—	
合計	15,182	10,839	17,115	8,500

(注1) 12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(注2) 「内部留保利益」14/3月期実績の欄には、13/3月期合併後剰余金に法定実効税率を適用して税前ベースに換算した金額を記載しております。

(連結)

(億円)

	12/3月期 実績	13/3月期 実績	14/3月期 実績	15/3月期 見込み
業務純益(一般貸倒引当金繰入前)	7,028	8,031	11,834	8,500
国債等債券関係損益	▲ 4	98	666	
株式等損益	8,585	4,685	▲ 178	
不動産処分損益	▲ 205	▲ 339	▲ 231	
内部留保利益	—	—	6,730	
その他	899	605	▲ 183	
合計	16,307	12,982	17,972	8,500

(注1) 12/3月期及び13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(注2) 「業務純益」欄及び「内部留保利益」欄には、便宜上、単体の計数を記載しております。

(注3) 「その他」には、連結子会社の営業利益相当部分が含まれております。

（図表17）倒産先一覧（13年度）

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	1	7	0	0
4C	10	169	9	125
5A	15	116	8	33
5B	21	39	21	37
5C	39	46	35	38
6	48	66	45	63
7	206	1,216	177	1,022
8	95	659	133	813
9	28	399	55	631
格付なし	68	94	48	49

（注1）「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2）小口（与信額 50百万円未満）は除く。

（注3）金額は与信ベースにて記載。

（参考）法第3条第2項の措置後の財務内容

（億円）

	14年3月末実績
破産更生債権及びこれらに準ずる債権	4,935
危険債権	29,702
要管理債権	24,363
正常債権	605,589
総与信残高	664,589

(図表18)評価損益総括表(平成14年3月末、単体)

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	1,313	＋ 11	11	0
	債券	1,010	＋ 4	4	－
	株式	－	－	－	－
	その他	303	＋ 7	7	0
	金銭の信託(注1)	－	－	－	－
子会社等	有価証券(注1, 2)	12,011	△ 1	127	128
	債券	－	－	－	－
	株式	7,182	△ 1	127	128
	その他	4,829	－	－	－
	金銭の信託(注1)	－	－	－	－
その他	有価証券(注1, 2)	192,055	△ 4,816	2,442	7,258
	債券	111,111	＋ 378	556	178
	株式	48,772	△ 5,009	1,809	6,818
	その他	32,172	△ 185	77	262
	金銭の信託(注1)	301	△ 38	1	39

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	4,946	4,041	△ 905	46	951
その他不動産	－	－	－	－	－
その他資産	－	－	－	－	－

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」に基づき事業用不動産の再評価を平成10年3月に実施しております。
また、「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき、エスエムビーシー資産管理サービス㈱との合併により引継いだ事業用土地の再評価を平成14年3月に実施いたしました。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成14年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(平成14年3月末、連結)

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1、2)	2,454	＋9	13	4
	債券	1,811	＋2	5	3
	株式	—	—	—	—
	その他	643	＋7	8	1
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1、2)	1,879	△8	—	8
	債券	—	—	—	—
	株式	1,792	△8	—	8
	その他	87	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1、2)	203,747	△4,955	2,600	7,555
	債券	118,632	＋365	588	224
	株式	50,355	△5,093	1,926	7,019
	その他	34,760	△227	86	313
	金銭の信託(注1)	301	△38	1	40

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	5,016	4,101	△915	46	△961
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、主として決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」に基づき事業用不動産の再評価を平成10年3月に実施し、一部の連結子会社は平成11年3月に実施しております。
また、「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき、エスエムビーシー資産管理サービス㈱との合併により引き継いだ事業用土地の再評価を平成14年3月に実施いたしました。一部の連結子会社も平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成14年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表

(億円)

	契約金額・想定元本			信用リスク相当額(与信相当額)		
	13/3月末	13/9月末	14/3月末	13/3月末	13/9月末	14/3月末
金融先物取引	903,725	1,192,106	1,183,649	—	—	—
金利スワップ	1,745,472	1,383,998	2,022,635	30,810	27,975	31,551
通貨スワップ	105,703	107,131	120,247	8,435	7,808	9,004
先物外国為替取引	578,437	466,413	423,934	32,357	11,154	12,922
金利オプションの買い	121,718	45,228	46,603	606	532	551
通貨オプションの買い	23,183	30,066	37,459	912	867	1,181
その他の金融派生商品	396,684	186,384	212,301	307	309	318
一括ネッティング契約による与信相当額削除効果	—	—	—	△ 35,354	△ 24,801	△ 28,065
合　計	3,874,925	3,411,325	4,046,828	38,076	23,843	27,463

(注1)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(注2)13/3月末は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表20)信用力別構成(14/3月末時点)

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注)	合　計
信用リスク相当額(与信相当額)	6,004	41	258	6,303
信用コスト	2	0	3	5
信用リスク量	18	1	8	27

(注)個人取引(外貨定期)、格付がない先に対するインパクトローン関連取引等。

計画計数と実績値との乖離に関する説明

(図表1-1)※1　有価証券(計画比＋7兆3,263億円):日銀当座預金決済のＲＴＧＳ化等により、ＦＢ、ＴＢ、２年国債を積み増したことが主因であります。

(図表1-1)※2　繰延税金資産(末残)（計画比＋8,511億円）：当期1兆5,431億円の不良債権処理を行いましたが、その大半が有税処理であったこと、合併に際し、さくら銀行が保有していた有価証券の含み損等を合併差益で処理したことに伴い繰延税金資産を＋2,687億円計上したことに加え、当期から適用したその他有価証券の資本直入に係る繰延税金資産＋1,875億円を計上したこと等に因るものであります。

(図表1-1)※3　再評価に係る繰延税金負債(末残)（計画比▲689億円)、再評価差額金（計画比▲1,105億円)：大手町本部ビル等保有不動産売却に伴う取崩しに加え、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律に基づき、エスエムビーシー資産管理サービス(株)との合併により引継いだ事業用の土地の再評価を実施したことに因るものであります。

(図表1-1)※4　資本準備金（計画比▲7,847億円)：合併に際し、さくら銀行が保有していた有価証券の含み損等を合併差益で処理したこと（▲4,270億円）に加え、当期中に※5の通り、資本準備金の一部をその他資本剰余金へ振替えた（▲3,576億円）ことに因るものであります。

(図表1-1)※5　その他資本剰余金(計画比＋3,576億円)、利益準備金(計画比▲2,461億円)：時価会計制度の導入に伴い、保有有価証券の価格変動リスクに備えること等を目的として、商法の規定に基づき、資本準備金の一部（▲3,576億円）をその他資本剰余金へ、利益準備金の全額(▲2,414億円)を剰余金へそれぞれ振替えたことに因るものです。

(図表1-1)※6　剰余金（計画比▲2,700億円)：※5の通り、利益準備金からの振替えによる増加（＋2,414億円）があったものの、※11の通り、積極的な不良債権処理等により当期利益が計画比▲5,328億円となったことに因るものであります。

(図表1-1)※7　その他有価証券評価差額金（計画比▲4,480億円)：計画策定の前提に比べ株価が大幅に下落したことに因るものであります。

(図表1-1)※8　業務粗利益(計画比＋4,255億円):米国金利等の低下を捉えたＡＬＭ運営が奏効し、外貨建トレジャリー収益が好調に推移したことや、海外現地法人等からの配当による資金利益の増益が主因であります。

(図表1-1)※9　経費（計画比△579億円)：経費につきましては、①6年連続でのベア凍結、採用抑制等による人員削減、13年度下期賞与ファンドの10%カット等により人件費を削減したこと、②店舗統合推進や、合併を契機とした購買費等ベース経費の圧縮により物件費を削減したこと、により計画を579億円上回る削減を実現いたしました。

(図表1-1)※10　業務純益(一般貸倒引当金繰入前)(計画比＋4,834億円):※8の要因により業務粗利益が大幅に増加したこと、※9の要因によりさらなる経費削減を実施したことから、業務純益(一般貸倒引当繰入前)は計画比＋4,834億円の大幅増益となりました。

(図表 1-1)※11　不良債権処理額(含む一般貸倒引当金繰入)(計画比＋13,431 億円):現在のデフレ傾向のもと、債務者の業況悪化や担保価値の下落に伴うベースの処理額が増加したことに加えて、不良債権オフバランス化の促進や、要注意先債権の将来リスクへの対応として、現下の経済情勢や資産劣化の状況を反映した債務者区分等の見直し、最近の貸倒、倒産等の趨勢を勘案した一般貸倒引当率の引き上げを実施したためであります。

(図表1-1)※12　株式等関係損益(計画比▲1,307億円):計画策定の前提に比べ株価が大幅に下落したことに加え、株価変動に伴うリスク要因を軽減する観点から、より保守的な株式の減損処理基準を適用したこと等により当期▲1,306億円の株式等償却を計上いたしました。

(図表1-1)※13　経常利益(計画比▲9,671億円)、当期利益（計画比▲5,328億円):※10の要因により業務純益(一般貸倒引当繰入前)が大幅増益となる一方、※11の通り、不良債権処理額が大幅に増加したためであります。

(図表1-1)※14　ＲＯＥ(一般貸引前業務純益/資本勘定〈平残〉)（計画比＋18.35％):※3～※7の要因により資本勘定が減少しましたことに加え、※10の通り業務純益(一般貸倒引当金繰入前)が大幅増益となったためであります。

(図表1-2)※1　経常利益(見込み比▲5,106億円)、当期純利益(見込み比▲3,139億円):利益が見込み比大幅に未達となりましたのは、(図表1-1)※11の通り、不良債権処理額が大幅に増加したためであります。

(図表2:単体)※1　資本準備金(計画比▲7,847億円)、その他(計画比＋3,638億円):(図表1-1)※4の通り、合併に際し、さくら銀行が保有していた有価証券の含み損等を合併差益で処理したこと（▲4,270億円）に加え、資本準備金の一部をその他資本剰余金へ振替えた(▲3,576億円)ことに因るものであります。

(図表2:単体)※2　利益準備金(計画比▲2,511億円)、次期繰越利益(計画比▲2,776億円):(図表1-1)※5の通り、利益準備金の全額を剰余金に振替えた一方、積極的な不良債権処理等により当期利益が計画値を下回ったためであります。

(図表2:単体)※3　その他有価証券の評価差損(計画比▲2,980億円)、有価証券含み益(計画比▲1,125億円):計画策定の前提に比べ株価が大幅に下落したためであります。

(図表2:単体)※4　土地再評価益(計画比▲794億円):大手町本部ビル等保有不動産の売却を実施したほか、土地の再評価に関する法律及び土地の再評価に関する法律を一部改正する法律に基づき、エスエムビーシー資産管理サービス(株)との合併により引継いだ事業用の土地の再評価を実施したことに因るものであります。

(図表2:単体)※5　貸倒引当金(計画比＋3,948億円)：(図表1-1)※11の通り、不良債権処理額が大幅に増加したためであります。

(図表2:連結)※1　資本準備金(計画比▲7,847億円)：(図表1-1)※4の通り、合併に際し、さくら銀行が保有していた有価証券の含み損等を合併差益で処理したこと(▲4,270億円)に加え、資本準備金の一部を連結剰余金へ振替えた(▲3,576億円)ことに因るものであります。

(図表2:連結)※2　その他有価証券評価差損(計画比▲3,048億円)、有価証券含み益(計画比▲1,890億円):計画策定の前提に比べ株価が大幅に下落したためであります。

(図表2:連結)※3　剰余金(計画比▲3,355億円)：(図表1-1)※5の通り、資本準備金からの振替えによる増加があったものの、積極的な不良債権処理等により当期利益が計画値を下回ったことに因るものであります。

(図表2:連結)※4　土地再評価益(計画比▲863億円)：大手町本部ビル等保有不動産の売却を実施したほか、土地の再評価に関する法律及び土地の再評価に関する法律を一部改正する法律に基づき、エスエムビーシー資産管理サービス(株)との合併により引継いだ事業用の土地の再評価を実施したこと等に因るものであります。

(図表2:連結)※5　貸倒引当金(計画比＋4,238億円)：(図表1-1)※11の通り、不良債権処理額が大幅に増加したためであります。

(図表10)※1　中小企業向け貸出(実勢ベース)(計画比▲8,115億円)：各種施策により計画達成にむけて最大限努力いたしましたが、①依然厳しい状況にある景気動向を背景とした資金需要の低迷、②財務リストラに伴う大企業関連子会社の有利子負債圧縮、③不良債権の早期処理に向けた問題債権の回収、④子会社の統合の実施、等によるものであります。

以　上

Exhibit A3
(English Translation)

(Excerpt translation)

June 11, 2002

To the Shareholders:

NOTICE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 1st Ordinary General Meeting of Shareholders of Sumitomo Mitsui Banking Corporation (the "Bank") will be held on Thursday, June 27, 2002, at 10:00 a.m., at the Otemachi Headquarters Building of the Bank located at 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following objects of the meeting and you are cordially invited to attend the meeting.

It is to be added that if you do not expect to attend the meeting, you are requested to review the reference materials set forth below and send us promptly the enclosed voting form marked with your approval or disapproval of the propositions and affixed with your seal registered with the Bank.

Yours very truly,

Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

Yoshifumi Nishikawa
President & CEO

Note:-

In attending the meeting, please present to a receptionist at the meeting the enclosed attendance card without detaching the voting form from it.

Matters forming the objects of the meeting

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 1st business year (from April 1, 2001 to March 31, 2002).

Matters for resolution:

<Proposed by the Bank (Proposition Nos. 1 to 6)>

Proposition No. 1: Approval of the proposed statement of appropriation of retained earnings for the 1st business year.

Proposition No. 2: Partial amendment to the Articles of Incorporation.

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 3: Election of six Directors.

Proposition No. 4: Election of three Statutory Auditors.

Proposition No. 5: Issuance of new share subscription rights to officers and employees.

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retired and retiring Statutory Auditors.

<Proposed by Shareholders (Proposition Nos. 7 and 8)>

Proposition No. 7: Partial amendment to the Articles of Incorporation (1).

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 8: Partial amendment to the Articles of Incorporation (2).

The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

The accounting statements and copies of Audit Reports to be attached with this Notice are as set forth in the "Report for the 1st Business Year" attached herewith.

Information Relating to Exercise of Voting Rights

1. Total number of voting rights held by all the shareholders:

   5,659,526 rights

2. Propositions and reference matters:

   <Proposed by the Bank (Proposition Nos. 1 to 6)>

Propositions No. 1 to No. 6 are proposed by the Bank.

Proposition No. 1: Approval of the proposed statement of appropriation of retained earnings for the 1st business year.

The contents of the proposition are as set forth in the "Report for the 1st Business Year" attached herewith.

The Bank recorded a substantial loss for this business year. Hence, taking into consideration the present level of internal reserves and the need to control the outflow of funds and increase its capital adequacy, the management regretfully proposes that dividends on ordinary shares at the end of this business year be ¥4 per share (bringing the dividend paid for the entire business year down by ¥2 per share in comparison with the previous business year).

With regard to dividends on the 1st and 2nd type 1 preference shares and type 5 preference shares at the end of this business year, the management proposes that such dividends be ¥10.50, ¥28.50 and ¥13.70 per share, as predetermined, respectively.

Proposition No. 2: Partial amendment to the Articles of Incorporation.

Reasons for the amendment and the particulars of the proposition:

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code" (Law No. 128 dated November 28, 2001), which includes the creation of a system of rights to subscribe for new shares and provisions for electronic processing of corporate documents, among other things, the management proposes that necessary amendments be made to the relevant Articles of the existing Articles of Incorporation of the Bank.

The particulars of the amendment are as follows:

Comparison of the Existing Articles of Incorporation and the proposed amendments

(The amendments are shown by underlines.)

Existing Articles of Incorporation	Proposed amendment	Reason for the amendment
(Total Number of Authorized Shares, <u>Number of Shares to Constitute One Unit and Non-Issuance of Certificates for Less-than-One-Unit Shares</u>) Article 5. 1. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred seventy million (16,770,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares and eight hundred million (800,000,000) type 5 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.	(Total Number of Authorized Shares) Article 5. The total number of shares the Bank is authorized to issue shall be sixteen billion seven hundred seventy million (16,770,000,000) shares, which shall consist of fifteen billion (15,000,000,000) ordinary shares, one hundred seventy million (170,000,000) type 1 preference shares, two hundred fifty million (250,000,000) type 2 preference shares, two hundred fifty million (250,000,000) type 3 preference shares, three hundred million (300,000,000) type 4 preference shares and eight hundred million (800,000,000) type 5 preference shares; provided, however, that if any preference shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.	The numbering of the existing Articles will be changed.

Existing Articles of Incorporation	Proposed amendment	Reason for the amendment
	(Number of Shares to Constitute One Unit and Non-Issuance of Certificates for Less-than-One-Unit Shares) Article 6.	
2. The number of shares to constitute one unit of shares of the Bank shall be one thousand (1,000) shares with regard to all types of its shares.	1. The number of shares to constitute one unit of shares of the Bank shall be one thousand (1,000) shares with regard to all types of its shares.	•
3. The Bank shall issue no certificates for shares which do not constitute one unit of shares ("less-than-one-unit shares"), unless otherwise provided for in the Share-Handling Rules.	2. The Bank shall issue no certificates for shares which do not constitute one unit of shares ("less-than-one-unit shares"), unless otherwise provided for in the Share-Handling Rules.	
(Pre-emptive Rights to Subscribe for New Shares) Article 6. The Bank may give its directors or employees pre-emptive rights to subscribe for new shares pursuant to Article 280-19 of the Commercial Code.	(Deleted)	This Article, which has become unnecessary with the creation of a system of new share subscription rights, will be deleted.

Existing Articles of Incorporation	Proposed amendment	Reason for the amendment
(Record Date) Article 7. 1. The Bank shall treat the shareholders (including the beneficial shareholders (jisshitsu kabunushi), hereinafter the same) entitled to vote and appearing on the final Register of Shareholders (including the beneficial shareholders' list (jisshitsu kabunushi meibo), hereinafter the same) as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date. 2. In addition to the foregoing Paragraph, the Bank may, upon giving prior public notice, fix a record date whenever necessary.	(Record Date) Article 7. 1. The Bank shall treat the shareholders (including the beneficial shareholders (jisshitsu kabunushi), hereinafter the same) entitled to vote and appearing or recorded on the final Register of Shareholders (including the beneficial shareholders' list (jisshitsu kabunushi meibo), hereinafter the same) as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date. 2. In addition to the foregoing Paragraph, the Bank may, upon giving prior public notice, fix a record date whenever necessary.	As it is made clear that a register of shareholders may be prepared by an electronic method, amendment will be made to this Article to that effect.
(Consolidation or Division of Preference Shares; Preference Shareholders' Pre-emptive Rights to Subscribe for New Shares, etc.) Article 9-7. 1. Except as otherwise provided by applicable law, no consolidation or division of shares shall be made with respect to preference shares.	(Consolidation or Division of Preference Shares; Preference Shareholders' Pre-emptive Rights to Subscribe for New Shares, etc.) Article 9-7. 1. Except as otherwise provided by applicable law, no consolidation or division of shares shall be made with respect to preference shares.	With the abolition of the system of convertible bonds and the system of bonds with rights to subscribe for new shares and with the creation of a system of new share subscription rights, amendment will be made to this Article to that effect.

Existing Articles of Incorporation	Proposed amendment	Reason for the amendment
2. The Bank shall not give the Preference Shareholders pre-emptive rights to subscribe for new shares or rights to subscribe for convertible bonds or bonds with rights to subscribe for new shares.	2. The Bank shall not give the Preference Shareholders pre-emptive rights to subscribe for new shares or rights to subscribe for bonds with new share subscription rights.	•
(Exercise of Voting Rights by Proxy) Article 13. 1. A shareholder may exercise his or her voting rights by proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Bank. 2. A proxy shall submit his or her power of attorney to the Bank.	(Exercise of Voting Rights by Proxy) Article 13. 1. A shareholder may exercise his or her voting rights by proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Bank. 2. Such shareholder or proxy shall submit his or her power of attorney to the Bank.	As it is stipulated that a shareholder shall also submit a power of attorney in exercising his or her voting rights by proxy, amendment will be made to this Article to that effect.
(Dividends of Profit) Article 26. Dividends of profit shall be paid to the shareholders or the registered pledgees appearing on the final Register of Shareholders as of an accounts-closing date.	(Dividends of Profit) Article 26. Dividends of profit shall be paid to the shareholders or the registered pledgees appearing or recorded on the final Register of Shareholders as of an accounts-closing date.	As it is made clear that a register of shareholders may be prepared by an electronic method, amendment will be made to this Article to that effect.

Existing Articles of Incorporation	Proposed amendment	Reason for the amendment
(Interim Dividends) Article 27. The Bank may, by resolution of the Board of Directors, distribute cash payable in accordance with Article 293-5 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing on the final Register of Shareholders as of September 30 of each year.	(Interim Dividends) Article 27. The Bank may, by resolution of the Board of Directors, distribute cash payable in accordance with Article 293-5 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing <u>or recorded</u> on the final Register of Shareholders as of September 30 of each year.	As it is made clear that a register of shareholders may be prepared by an electronic method, amendment will be made to this Article to that effect.
(Conversion of Preference Shares <u>and Convertible Bonds</u> and Dividends) <u>Article 28.</u> The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 5 preference shares <u>or convertible bonds</u> shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.	(Conversion of Preference Shares and Dividends) <u>Article 28.</u> The first dividends of profit or Interim Dividends on the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares or the type 5 preference shares shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to the following March 31.	With the abolition of the system of convertible bonds, amendment will be made to this Article.

Proposition No. 3: Election of six Directors.

Since the term of office as Directors of Messrs. Yoshifumi Nishikawa, Michiyoshi Kuriyama, Takeharu Nagata, Masayuki Oku, Kenjiro Noda and Mutsuhiko Matsumoto, 6 in all, will expire at the close of this general meeting, it is hereby proposed that 6 Directors be elected on this occasion.

The candidates for Directors are as follows:

a) Candidate No.
b) Full name (Date of birth)
c) Brief personal history
d) Number of shares owned in the Bank

-----

a) 1.

b) Yoshifumi Nishikawa (August 3, 1938)

c) Apr. 1961: Joined The Sumitomo Bank, Limited
Apr. 2001: President and Chief Executive Officer of the Bank (which office he holds now)

d) 30,049 shares

-----

a) 2.

b) Michiyoshi Kuriyama (December 9, 1943)

c) Apr. 1967: Joined The Sumitomo Bank, Limited
Apr. 2001: Senior Managing Director and Senior Executive Officer of the Bank (which office he holds now)

d) 24,835 shares

-----

a) 3.

b) Takeharu Nagata (May 23, 1944)

c) Apr. 1967: Joined The Sumitomo Bank, Limited
Apr. 2001: Senior Managing Director and Senior Executive Officer of the Bank (which office he holds now)

d) 24,062 shares

- - - - -

a) 4.

b) Masayuki Oku (December 2, 1944)

c) Apr. 1968: Joined The Sumitomo Bank, Limited
Apr. 2001: Senior Managing Director and Senior Executive Officer of the Bank (which office he holds now)

d) 12,000 shares

- - - - -

a) 5.

b) Kenjiro Noda (April 4, 1946)

c) July 1969: Joined The Sumitomo Bank, Limited
June 2002: Managing Director and Managing Executive Officer of the Bank (which office he holds now)

d) 13,312 shares

- - - - -

a) 6.

b) Mutsuhiko Matsumoto (June 7, 1945)

c) July 1969: Joined the Sumitomo Bank, Limited
Apr. 2001: Managing Director and Managing Executive Officer of the Bank (which office he holds now)

d) 12,000 shares

- - - - -

Proposition No. 4: Election of three Statutory Auditors.

Since the term of office as Statutory Auditor of Mr. Josei Ito will expire and Messrs. Gaishi Hiraiwa and Yasutaka Okamura will resign as Statutory Auditors at the close of this general meeting, it is hereby proposed that three Statutory Auditors be elected on this occasion.

The candidates for Statutory Auditors are as follows:

a) Full name (Date of birth)
b) Brief personal history
c) Number of shares owned in the Bank

- - - - -

a) 1.

b) Josei Ito (May 25, 1929)

c) April 1953: Joined Nippon Life Insurance Company
April 1997: Chairman of Nippon Life Insurance Company (which office he holds now)
April 2001: Standing Statutory Auditor of the Bank (which office he holds now)

d) 0 share

- - - - -

a) 2.

b) Kinro Nakamura (June 24, 1949)

c) Apr. 1972: Joined The Sumitomo Bank, Limited
June 2002: Senior Vice President of the Bank (which office he holds now)

d) 6,189 shares

- - - - -

a) 3.

b) Sho Nasu (September 19, 1924)

c) June 1999: Counselor of The Tokyo Electric Power Company, Incorporated (which office he holds now)

d) 0 share

- - - - -

Notes: 1. Statutory Auditor Josei Ito and the candidate for Statutory Auditor Mr. Sho Nasu meet the requirement as outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

2. Pursuant to Article 7 of the Supplementary Provisions of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (Law No. 149 dated December 12, 2001) of Japan, the term of office of the Statutory Auditors to be elected at this general meeting shall expire at the close of the ordinary general meeting of shareholders to be held for the last business year ending within three years after their assumption of office.

Proposition No. 5: Issuance of new share subscription rights to officers and employees.

Reason and particulars of the proposition:

In order to extend the benefits of long-term improvement of performances of the Bank to the shareholders, it is hereby proposed that the Bank issue new share subscription rights to its officers and employees without consideration.

The particulars of the proposition are as follows:

(1) Class and number of shares to be issued upon exercise of new share subscription rights:

Not exceeding 1,850,000 ordinary shares of the Bank.

(2) Total number of new share subscription rights to be issued:

Not exceeding 1,850 rights. The number of shares to be issued for each new share subscription right shall be 1,000 shares.

(3) Issue price of a new share subscription right:

Free of charge.

(4) Amount to be paid in upon exercise of a new share subscription right:

(i) The initial paid-in amount shall be an amount obtained by multiplying by 1.05 whichever is not lower of: (i) the average of the closing prices (including quoted prices) of the Bank's ordinary shares (regular transactions) on the Tokyo Stock Exchange for 30 trading days (excluding any day on which no closing price is obtained) commencing from the 45th trading day prior to the day next following the date on which new share subscription rights shall be issued in accordance with an agreement for granting new share subscription rights (a "Granting Agreement") between the Bank and each of the officers and employees qualified for new share subscription rights (the "Grantees"); and (ii) the closing price of the Bank's ordinary shares (regular transactions) on the Tokyo Stock Exchange on the date on which new share subscription rights shall be issued, with any fraction of one

yen rounded upward to the nearest one yen.

(ii) In the event that the Bank issues new shares at a paid-in price lower than the current market price after the date on which new share subscription rights shall be issued (exclusive of the issuance of new shares upon exercise of new share subscription rights), the paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

Additionally, the paid-in amount shall be properly adjusted in case of a stock split or consolidation of shares.

(5) Period of the exercise of new share subscription rights:

From June 28, 2004 to June 27, 2012

(6) Terms and conditions of the exercise of new share subscription rights:

(i) Any Grantee shall remain in office as officer or employee of the Bank when he/she exercises the new share subscription rights; provided, however, that if he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or such any other good reason as considered by the Board of Directors, he/she may exercise the new share subscription rights within five years thereafter.

(ii) In the event that any Grantee deceases, his/her successor(s) may exercise his/her new share subscription rights.

(7) Events and conditions to cancel new share subscription rights:

In the event that five years elapses after any Grantee leaves office as officer or employee of the Bank without exercising his/her new share subscription rights, the Bank may cancel the relevant new share subscription rights without consideration.

(8) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retired

and retiring Statutory Auditors.

It is proposed that with the approval of the shareholders, retirement gratuities be granted to Mr. Shunichi Okuyama who will resign as Director as of June 20, 2002, Messrs. Yohei Shiraga, Akio Asuke, Hirokazu Ishikawa, Tsutomu Sakuma, Hidemitsu Nakao, Keizo Ogawa, Ryuzo Kobama, Tadashi Hirota and Kakuei Miyagi, who will resign as Directors as of June 26, 2002, Messrs. Hiroshi Sakuma and Nagayuki Yoshida who resigned as Statutory Auditor and Messrs. Gaishi Hiraiwa and Yasutaka Okamura who will resign as Statutory Auditors at the end of this general meeting, 14 in all, in accordance with the Bank's Standards for Granting Retirement Gratuities for Directors and Statutory Auditors. It is also proposed that the determination of the actual amount and the time and method of presentation, etc. of the retirement gratuities be left to the Board of Directors in respect of the retiring Directors and to the mutual consultation among the Statutory Auditors in respect of the retired and retiring Statutory Auditors, respectively.

The Standards for Granting Retirement Gratuities for Directors and Statutory Auditors of the Bank are available for inspection by the shareholders at the head office of the Bank.

The brief personal records of the retired and retiring Directors and retired Statutory Auditors are as follows:

(Translation omitted)

<Proposed by Shareholders (Proposition Nos. 7 and 8)>

Proposition Nos. 7 and 8 were made by (42) shareholders.
The relevant (42) shareholders hold 613 voting rights.

Proposition No. 7: Partial amendment to the Articles of Incorporation (1)

(Summary of the proposition)

Contents of the proposition

For the purpose of disclosure of the top five earners of a sum of remuneration and bonuses among Directors and Statutory Auditors, etc. and retirement gratuities, the following provisions shall be established in the Articles of Incorporation:

(1) With regard to a sum of remuneration and bonuses of each Director for each business year, the individual sum of remuneration and bonuses of each of the top five earners shall be disclosed in the information document attached to the Notice of the General Meeting of Shareholders for the relevant business year.

(2) In the event that any proposition for the granting of retirement gratuities to retired/retiring Directors and Statutory Auditors is submitted to the General Meeting of Shareholders, the expected aggregate amounts to be paid to all the retired/retiring Directors, the expected aggregate amounts to be paid to all the retired/retiring Statutory Auditors and the expected amount to be paid to the Director who will receive the highest retirement gratuities shall be stated in such proposition.

Reason for the proposition

The Commercial Code of Japan provides that the amounts of remuneration and retirement gratuities of directors and statutory auditors shall, in principle, be determined at a general meeting of shareholders.

However, within the Bank, such remuneration and retirement gratuities are determined by the Board of Directors, etc. and an individual amount thereof paid to each director and statutory auditor is not disclosed to its shareholders. It may be argued that the privacy of directors and statutory auditors must be protected. However, it is the responsibility of directors and statutory auditors to the shareholders, who entrust management to them, to inform the shareholders of the amounts of their remuneration and retirement gratuities, as proposed above.

If the Bank takes the initiative among Japanese companies in disclosing such amounts, the Bank will be able to enhance its international credibility as a company with transparency and commitment to disclosure and increase its market value.

Opinion of the Board of Directors of the Bank

With regard to remuneration of Directors and Statutory Auditors, the Bank proposes an aggregate monthly remuneration ceiling to the General Meeting of Shareholders for approval. With regard to bonuses, if any, the amount is reported in the proposed statement of appropriation of retained earnings for approval at the General Meeting of Shareholders.

Retirement gratuities are granted in accordance with the Bank's Standards for Granting Retirement Gratuities for Directors and Statutory Auditors and the Bank proposes to the General Meeting of Shareholders for approval that the determination of the actual amount and the time and method of presentation, etc. thereof be left to the Board of Directors in respect of retired/retiring Directors and to the mutual consultation among the Statutory Auditors in respect of retired/retiring Statutory Auditors, respectively.

The Board of Directors is of the opinion that these methods are valid in the light of laws, ordinances and precedents and that there is no need to establish such provisions as described in this proposition in the Articles of Incorporation.

Therefore, the Board of Directors objects to this proposition.

Proposition No. 8: Partial amendment to the Articles of Incorporation (2)

(Summary of the proposition)

Contents of the proposition

For the purpose of submission of propositions for the election of Directors pursuant to the basic philosophy of the "Basic Law for Gender-Free Society in which Both Men and Women Can Participate Fully", the following provisions shall be established in the Articles of Incorporation:

> Any proposition for the election of a Director shall be submitted to the General Meeting of Shareholders, pursuant to the basic philosophy of the "Basic Law for Gender-Free Society in which Both Men and Women Can Participate Fully".

Reason for the proposition

Article 5 of the "Basic Law for Gender-Free Society in which Both Men and Women Can Participate Fully" declares, "a gender-free society in which both men and women can participate fully shall be formed, based on the philosophy that both men and women, who are equal components of the society, must be assured opportunities to fully participate in planning and determination of policies of the national and local governments or policies of private entities."

In light of the gender composition of the shareholders and employees of the Bank, it is the needs of the time to make arrangements for men and women to become members of the

Board of Directors. Human resources for that purpose will surely be available if the Bank opens positions to people of talent, including scouting outsiders as Directors.

In the United States, according to inquiries of Fortune 500 companies made in 2000, the ratio of female directors was 11.7% (the ratio of female executive officers was 12.5%). If the Bank effectuates this proposition, it will be able to raise reputation for governance and enhance credibility, whereby increasing its market value.

Opinion of the Board of Directors of the Bank

The Bank takes it for granted that any corporate citizen should comply with all laws and other social rules. With regard to the "Basic Law for Gender-Free Society in which Both Men and Women Can Participate Fully," the Bank has exerted its efforts to contribute to the formation of a "gender-free society in which both men and women can participate fully," based on the basic philosophy of the said Law. However, the articles of incorporation of a joint stock company are its fundamental rules that specifically stipulate its objectives, shares, organization, etc. Hence, the Board of Directors is of the opinion that any philosophical or abstract provision, such as this proposition, is inadequate to the articles of incorporation.

Therefore, the Board of Directors objects to this proposition.

- END -

(Translation)

(Documents attached to the Notice of the 1st Ordinary General Meeting of Shareholders)

REPORT FOR THE 1ST BUSINESS YEAR

(For the period from April 1, 2001 to March 31, 2002)

Business Report
Balance Sheet
Statement of Income
Proposed Statement of Appropriation of Retained Earnings
Copy of Accounts Auditors' Audit Report
Copy of Audit Report of the Board of Statutory Auditors

SUMITOMO MITSUI BANKING CORPORATION

BUSINESS REPORT FOR THE 1ST BUSINESS YEAR

(For the period from April 1, 2001 to March 31, 2002)

I. Review of Business Performance

(1) Operating Progress and Results

• Economic and Financial Trends

With regard to the overseas economy during the business year under review, the U.S. economy rapidly entered an adjustment phase from autumn toward the end of 2001 due to the recession, as well as the Sept. 11 terrorist attacks. Consequently, the Asian and European economies were affected. The Japanese economy witnessed a prolonged decline in output in the midst of the global adjustments, specifically in the sectors related with information communications. Toward the end of the business year under review, the U.S. economy showed a sign of hitting bottom and exports of Japan seemed to be bottoming out, while domestic demand remained weak in general. In this situation, in response to the government's structural reform initiatives, many companies, especially those with excessive debt, began to implement reconstruction and restructuring measures to revitalize themselves.

In the money market, as the Bank of Japan further pushed easy money measures, both short-term and long-term money market interest rates remained low. The stock market seemed to take a favorite turn toward the end of the business year under review. However, stock prices were depressed throughout the business year. Land prices generally continued to decline.

Under these circumstances, in the financial industry, to solve the bad loan problems promptly, the Financial Services Agency conducted special inspections. Additionally, the government implemented measures to improve the functions of The Resolution and Collection Corporation. With regard to the financial systems, the bans on over-the-counter sales of insurance policies by banks and entries by ordinary banks into the trust business (not through the establishment of trust subsidiaries) were lifted in April 2001 and February 2002, respectively. In the meantime, to reduce the risk of price volatility of stocks owned by banks, it was determined that the restriction of stockholdings of banks would be introduced. To help banks smoothly sell their stockholdings, Banks' Shareholdings Purchase Corporation was established in January 2002.

• Operating Progress

Business operation of the Bank

In this situation where the economic and financial environments surrounding the Japanese financial institutions became severer, all officers and employees of the Bank have exerted a concerted effort to respond to the expectations of the shareholders and customers and fulfill its serious responsibility to the Japanese economy.

Firstly, the Bank strengthened the balance sheet to respond to a rapid change in the business condition and secure growth potential in the future. Specifically, to further accelerate the ultimate disposition of bad debts, the Bank seriously dealt with corporate reconstruction and restructuring, while the Bank substantially increased the amount of bad loans to be written off for the business year under review to enhance its financial resistance to the risk of deterioration of assets in the future and more assuredly materialize improvement in its business performance for the business year ending March 31, 2003 and thereafter. The Bank also implemented measures to strengthen the earning power of its operations and increase earned reserves through sales of its assets and reduced its balance of equity holdings. Furthermore, to form a capital structure with higher resistance to the risk of price volatility of its securities holdings, the Bank transferred part of capital surplus and all of earned reserve to retained earnings in March 2002.

Secondly, the Bank concentrated its efforts on cost reduction to materialize the effect of the merger swiftly. With regard to its principal offices, the Bank closed 14 branch offices and 11 sub-branch offices, while opening 11 branch offices (branch offices solely for accepting remittances) and 28 sub-branch offices, in Japan. Overseas, the Bank closed two sub-branch offices and one representative office. Furthermore, the Bank reduced facility-related cost by the return of its Kudan Headquarters Building and the integration of its business centers and reduced administrative system-related cost by improving the efficiency of its systems.

Thirdly, to establish a system to offer more comprehensive financial services, the Bank promoted alliances beyond the border of its business category. Specifically, in July 2001, the Bank formed tie-ups with Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company to allow their policyholders to obtain loans for policyholders via the Bank's off-site ATM facilities. In September 2001, the Bank formed a tie-up with Sumitomo Life Insurance Company in order that both companies would jointly offer employee welfare services to corporate customers. In November 2001, to strengthen cooperation with Mitsui Sumitomo Group's insurance companies and unite themselves to offer sales networks to meet customer needs and attractive products, the Bank formed full tie-ups with Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Mitsui Sumitomo Insurance Co., Ltd. for joint research and development of life insurance products, non-life insurance products and conbined financial products and the reorganization of their asset management business.

Fourthly, the Bank engaged in improvement of performance to improve its earning capability. The Bank intends to steadily increase gross margins in the future by offering financial services that will be the best solutions to various needs of respective customers and exerting continuous efforts to make them acceptable while materializing drastic complete improvement of performance. For that purpose, the Bank created a "Business Reform Committee" in December 2001 to start bank-wide efforts with selective targets.

Development of new products and services

To meet the diversifying and leveling-up needs of its individual and corporate customers, the Bank developed new products and services as follows:

With regard to its individual customers, in April 2001, the Bank commenced services of

its "Shisan-zukuri Set", which with the combination of yen deposits, investment funds and foreign currency deposits, offers portfolios to meet its individual customers' asset management needs, and its "Otokuna Jutaku Loan", which offers preferential interest rates on housing loans according to its customers' respective past records of transactions. Additionally, the Bank commenced sales of long-term fire insurance policies related with its housing loans.

With regard to its corporate customers, the Bank developed solution business to respond accurately and speedily to their managerial and financial needs and offered sophisticated products and services available to problem solving. Specifically, the Bank launched its "SMBC Financial Link", which combines various products and services provided by the Bank's group companies into one package, in August 2001 and commenced services of a Net payment system in March 2002.

• Operating results

The operating results for the business year under review are as shown below.

The figures at the end of and for the previous business year, which are bases for comparison, are obtained by aggregating the respective figures of The Sakura Bank, Limited and The Sumitomo Bank, Limited.

Deposits and CDs

Deposits increased by ¥2,010.5 billion during the business year, with the year-end balance of deposits amounting to ¥61,051.8 billion. Of this amount, time deposits decreased by ¥2,379.9 billion, with the year-end balance amounting to ¥20,932.5 billion. Negotiable certificates of deposits decreased by ¥5,110.9 billion during the year, so that the year-end balance amounted to ¥6,577.5 billion.

Loans

The amount of loans decreased by ¥1,819.5 billion during the year, with the year-end balance amounting to ¥59,928.3 billion. Of this amount, loans to individuals decreased by ¥42.0 billion, with the year-end balance amounting to ¥12,493.0 billion. Loans to medium and small businesses decreased by ¥1,648.9 billion, with the year-end balance amounting to ¥26,287.3 billion.

Specific Transaction Assets and Liabilities

The amount of specific transaction assets increased by ¥297.2 billion during the year, with the year-end balance amounting to ¥2,705.6 billion. The year-end balance of specific transaction liabilities, on the other hand, increased by ¥616.5 billion during the year, with the year-end balance amounting to ¥1,797.0 billion.

Securities

The amount of securities, including government bonds, decreased by ¥6,617.0 billion

during the year, with the year-end balance amounting to ¥20,442.9 billion.

Total Assets

Total assets decreased by ¥11,644.9 billion during the year, with the year-end balance amounting to ¥102,082.5 billion.

Domestic Exchange Dealings

The amount of domestic exchange transactions decreased by ¥294,076.2 billion from the previous year to ¥1,406,521.1 billion.

Foreign Exchange Dealings

The amount of foreign exchange transactions decreased by U.S.$531,262 million from the previous year to U.S.$1,287,548 million.

State of Profit and Loss

The Bank endeavored to promote the efficient operation and raising of funds both at home and abroad, as well as to foster the rationalization of its management in every aspect, including cost reduction, to swiftly materialize the effect of the merger, whereby improving its earning capacity. On the other hand, to accelerate the ultimate disposition of bad debts and strengthen its capability to face the risk of deterioration of assets in the future, the Bank accounted for over ¥1,500 billion of the expenses of provisions for bad loans written off. As a result, ordinary loss and net loss amounted to ¥522,106 million and ¥322,852 million, respectively. Net loss per share was ¥59.20. Ordinary revenues decreased by ¥498,151 million from the previous year to ¥2,791,405 million. On the other hand, ordinary expenses increased by ¥383,124 million from the previous year to ¥3,313,512 million.

- Challenges ahead

The business conditions surrounding the Japanese financial institutions have become further severer. The Bank regards it as a pressing issue to build a strong management basis and financial basis to respond to changes and will exert efforts as follows:

Firstly, the Bank will further improve the qualities of its assets. During the business year under review, the Bank accelerated the ultimate disposition of bad debts and wrote off a substantial amount of bad loans to enhance its capability to face the risk of deterioration of assets in the future. The Bank will continue to implement concrete measures to deal with individual cases and further accelerate the ultimate disposition of bad debts.

Secondly, the Bank will further reduce the risk of stock price volatility. In the business year commencing on April 1, 2004, the regulation of the total amount of equity holdings is scheduled to be imposed upon banks. Hence, the Bank intends to reduce its balance of equity holdings steadily.

Thirdly, the Bank will further implement restructuring measures. The Bank will

promptly consolidate overlapping offices resulting from the merger and revise its office network strategy. Simultaneously, the Bank will reduce the work force substantially by thoroughly streamlining the indirect department. Additionally, the Bank will materialize the effect of the merger in system investments and promote rationalization of administrative process.

Fourthly, the Bank will continue to carry out operational reforms to strengthen its earning basis drastically. To provide the firm basis for sustained growth in the future, the Bank will drastically revise its method of operations in its major business lines and make a changeover to build a management basis with higher profitability, asset efficiency and capital efficiency.

The Bank sincerely hopes that its shareholders will continue to give their guidance and support.

(2) Changes in operating results:

(100 millions of yen unless otherwise indicated)

(Business year)

	1998	1999	2000	2001
Deposits	272,236	273,882	301,690	610,518
Time deposits	124,161	118,708	114,592	209,325
Others	148,075	155,173	187,097	401,192
Loans and bills discounted	337,168	313,585	311,723	599,283
Individuals	65,390	61,802	59,545	124,930
Medium- and small-sized businesses	136,348	140,188	137,124	262,873
Others	135,429	111,594	115,054	211,480
Specific transaction assets (Trading assets)	20,040	14,458	18,428	27,056
Specific transaction liabilities (Trading liabilities)	8,679	6,034	10,083	17,970
Securities	66,798	89,822	168,603	204,429
National government bonds	13,743	34,472	106,020	95,991
Others	53,055	55,350	62,582	108,438
Total assets	515,312	510,893	652,656	1,020,825
Domestic exchanges	7,903,529	7,705,435	7,893,190	14,065,211
Foreign exchanges (millions of U.S. Dollars)	962,011	731,724	902,633	1,287,548
Ordinary income (loss) (millions of yen)	(-) 741,036	176,477	168,421	(-) 522,106
Net income (loss) (millions of yen)	(-) 374,123	48,818	55,675	(-) 322,852
Net income (loss) per share (yen)	(-) 119.11	14.41	16.59	(-) 59.20

Notes: 1. Fractions of the units indicated above are disregarded.

2. Net income (loss) per share is computed by dividing the net income (loss) with the deduction of the aggregate dividends on preference shares for the year, by the average number of shares outstanding during the year (which included no shares of treasury stock with regard to the business year 2001).

3. The Bank increased the amounts of disposition of and reserves for bad loans, as well as ordinary reserves for possible loan losses in preparation for the deterioration of assets in the future. Consequently, the expenses of provisions for bad loans written off accounted for over one trillion yen, which

caused a substantial loss for the business year 1998.

4. In accordance with the amendment to the Small and Medium Enterprise Basic Law in December 1999, the Bank accounted for loans and bills discounted for medium- and small-sized businesses as defined in the Law as amended, as from the business year 1999.

5. With regard to the business year 2000 and theretofore, the figures of The Sumitomo Bank, Limited prior to the merger with The Sakura Bank, Limited were reported.

6. To accelerate the ultimate disposition of bad debts and strengthen its capability to face the risk of deterioration of assets in the future, the Bank accounted for over ¥1,500 billion of the expenses of provisions for bad loans written off. Consequently, this caused a substantial loss for the business year 2001.

Changes in operating results of The Sakura Bank, Limited:

(100 millions of yen unless otherwise indicated)

	(Business year)		
	1998	1999	2000
Deposits	301,107	298,037	288,722
Time deposits	150,869	127,544	118,532
Others	150,238	170,493	170,190
Loans and bills discounted	322,912	319,399	305,754
Individuals	68,204	70,105	65,805
Medium- and small-sized businesses	135,468	142,495	142,238
Others	119,240	106,799	97,711
Specific transaction assets (Trading assets)	10,912	11,041	5,655
Specific transaction liabilities (Trading liabilities)	1,941	1,612	1,721
Securities	62,175	69,116	101,996
National government bonds	14,045	18,444	46,690
Others	48,129	50,672	55,306
Total assets	472,087	465,594	484,618
Domestic exchanges	11,650,605	9,054,085	9,112,783
Foreign exchanges (millions of U.S. Dollars)	976,737	1,051,988	916,177
Ordinary income (loss) (millions of yen)	(-) 754,187	159,932	190,746
Net income (loss) (millions of yen)	(-) 375,315	57,117	82,160
Net income (loss) per share (yen)	(-) 97.62	11.24	17.28

Notes: 1. Fractions of the units indicated above are disregarded.

2. Net income (loss) per share is computed by dividing the net income (loss) with the deduction of the aggregate dividends on preference shares for the year, by the average number of shares outstanding during the year.

3. For the business year 1998, Sakura Bank accounted for approximately ¥1,020 billion of losses on disposition of bad loans due to transfer to reserve for possible loan losses and write-off of loans (including transfer to general reserve for possible loan losses). Consequently, Sakura Bank reported a

substantial ordinary loss and net loss.

4. In accordance with the amendment to the Small and Medium Enterprise Basic Law in December 1999, the Bank accounted for loans and bills discounted for medium- and small- sized businesses as defined in the Law as amended, as from the business year 1999.

5. With regard to the business year 2000, Sakura Bank did not settle the accounts pursuant to the Commercial Code, because of the merger. Hence, the figures are reported on the basis of those reported in the Securities Report and other documents.

II. Outline of the Bank:

(1) Changes of capital:

(millions of yen)

	As of March 31, 2002	As of March 31, 2001
Stated capital	1,326,746	752,848

Notes:
1. Fractions of the units indicated above are disregarded.
2. Capital increased by ¥523,851 million due to the merger with Sakura Bank during the business year under review.
3. Capital increased by ¥50,045 million due to conversion of convertible bonds into shares during the business year under review.

(2) State of shares:

A. Number of shares:

Total number of shares authorized to be issued:

Ordinary shares:	15,000,000 thousand shares
Type 1 preference shares:	170,000 thousand shares
Type 2 preference shares:	250,000 thousand shares
Type 3 preference shares:	250,000 thousand shares
Type 4 preference shares:	300,000 thousand shares
Type 5 preference shares:	800,000 thousand shares

Total number of issued shares:

Ordinary shares:	5,709,424 thousand shares
The 1st type 1 preference shares:	67,000 thousand shares
The 2nd type 1 preference shares:	100,000 thousand shares
Type 5 preference shares:	800,000 thousand shares

Note: Fractions of 1,000 shares are disregarded.

B. Number of shareholders as of March 31, 2002:

Ordinary shares:	196,851 shareholders
The 1st type 1 preference shares:	1 shareholder
The 2nd type 1 preference shares:	1 shareholder
Type 5 preference shares:	1 shareholder

C. Leading shareholders:

(i) Ordinary shares:

Name of shareholder	Number of shares held by them (shareholding ratios)		Shares in them held by the Bank (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
Sumitomo Life Insurance Company	228,378	4.00	-	-
Nippon Trustee Service Trust Banking Co., Ltd. (Trust account)	210,918	3.69	-	-
Nippon Life Insurance Company	204,364	3.57	-	-
The Mitsubishi Trust and Banking Corporation (Trust account)	184,993	3.24	-	-
The Taiyo Mutual Life Insurance Co.	122,109	2.13	-	-
UFJ Trust Bank Limited (Trust Account A)	107,002	1.87	-	-
Matsushita Electric Industrial Co., Ltd.	103,570	1.81	97,648	4.56
Mitsui Mutual Life Insurance Company	76,651	1.34	-	-
The Chase Manhattan Bank NA London	67,979	1.19	-	-
Sanyo Electric Co., Ltd.	64,113	1.12	86,556	4.62

Notes: 1. The numbers of shares are shown by disregarding fractions of 1,000 shares.

2. The shareholding ratios are calculated by disregarding the third decimal place.

(ii) The 1st type 1 preference shares:

Name of shareholder	Number of shares held by them (shareholding ratios)		Shares in them held by the Bank (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
The Resolution and Collection Corporation	67,000	100.00	-	-

(iii) The 2nd type 1 preference shares:

Name of shareholder	Number of shares held by them (shareholding ratios)		Shares in them held by the Bank (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
The Resolution and Collection Corporation	100,000	100.00	-	-

(iv) Type 5 preference shares::

Name of shareholder	Number of shares held by them (shareholding ratios)		Shares in them held by the Bank (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
The Resolution and Collection Corporation	800,000	100.00	-	-

D. Treasury stock acquisition, disposition and holdings

1. Acquisitions of shares:

Acquisition of shares due to merger
Shares of common stock 43,204 shares
Total amount ¥42,792 thousand

Acquisition by purchase of less-than-one-unit shares
Shares of common stock 3,679,062 shares
Total amount ¥3,547,435 thousand

Acquisition by further purchase of less-than-one-unit shares
Shares of common stock 5,121,000 shares
Total amount ¥4,991,977 thousand

2. Disposition of shares

Shares of common stock	8,413,208 shares
Total amount	¥8,303,214 thousand

3. Shares of treasury stock as of March 31, 2002

Shares of common stock	434,559 shares

Note: The amounts are shown by disregarding fractions of ¥1,000.

(3) State of employees:

	As of March 31, 2002	As of March 31, 2001
Number of employees	25,027 persons	13,526 persons
Average age	38 years & 3 months	37 years & 5 month
Average length of service	16years & 4 months	15 years & 5 months
Average salary per month	¥496 thousand	¥504 thousand

Notes: 1. The average age, average length of service and average salary per month are given by disregarding fractions of the units indicated above.

2. The average salary per month is based on regular salaries for March of each year and does not include bonuses.

3. The number of employees does not include Executive Officers not serving as Directors of the Bank concurrently. The number of Executive Officers not serving as Directors of the Bank concurrently as of March 31, 2002 was 42.

4. Due to the merger, the number of employees of the Bank as of April 1, 2001 was 27,793.

(4) State of offices:

A. Changes in number of branch offices:

	As of March 31, 2002 Offices	(sub-branch offices)	As of March 31, 2001 Offices	(sub-branch offices)
Kanto Area	358	(48)	161	(25)
Tokyo	226	(24)	103	(12)
Kanagawa	64	(7)	32	(4)
Others	68	(17)	26	(9)
Kinki Area	274	(47)	130	(22)
Osaka	155	(17)	96	(15)
Hyogo	101	(28)	23	(6)
Others	18	(2)	11	(1)
Hokkaido and Tohoku Areas	5	(0)	2	(0)
Chubu Area	29	(1)	11	(0)
Chugoku and Shikoku Areas	8	(0)	5	(0)
Kyushu Area	12	(0)	8	(0)
Total (Domestic)	686	(96)	317	(47)
North and South America	4	(1)	5	(2)
Europe and Africa	4	(0)	4	(0)
Asia and Oceania	15	(1)	11	(1)
Total (Overseas)	23	(2)	20	(3)
Total	709	(98)	337	(50)

Notes: 1. In addition to the above, the Bank has the numbers of representative offices, agencies and off-site ATM (automatic teller machine) facilities (installed in places other than its offices), as listed below:

	As of March 31, 2002	As of March 31, 2001
Representative offices	16	16
Agencies	5	1
Off-site ATM facilities	11,479(*)	346

(*) The number includes off-site ATM facilities installed in convenience stores.

2. In addition to the above, the Bank has Shinjuku-dori Branch Office Foreign Money Exchange Corner, Narita Airport Exchange Service Office, Second Narita Airport Exchange Service Office, Kansai International Airport Office, Second Kansai International Airport Office and Sannomiya Branch Office Sannomiya Station Building Foreign Money Exchange Corner, all of which mainly engage in money-exchange services.

3. The number of branch offices includes that of branch offices solely for accepting remittances (23 branch offices as of March 31, 2002; 8 branch offices as of March 31, 2001).

B. New offices established during the current year:

Name of business offices

Asagao Branch
Ajisai Branch
Katorea Branch
Shutoken Branch
Sumire Branch
Dotto Com Branch
Toyota Securities Branch
Nadeshiko Branch
Higashi-Nihon Branch
Himawari Branch
Bay Side Branch
Nagoya Branch, Nagoya Corporate Business Sub-branch
Tokyo Office, Housing Loan Development Center Tokyo Sub-branch
Tokyo Office, Nerima Loan Plaza Sub-branch
Tokyo Office, Kichijoji Loan Plaza Sub-branch
Tokyo Office, Kokubunji Loan Plaza Sub-branch
Tokyo Office, Hachioji Loan Plaza Sub-branch
Tokyo Office, Mizonokuchi Loan Plaza Sub-branch
Tokyo Office, Totsuka Loan Plaza Sub-branch
Tokyo Office, Chiba Loan Plaza Sub-branch
Tokyo Office, Matsudo Loan Plaza Sub-branch
Tokyo Office, Kashiwa Loan Plaza Sub-branch
Tokyo Office, Kawaguchi Loan Plaza Sub-branch
Tokyo Office, Kawagoe Loan Plaza Sub-branch
Osaka Head Office, Housing Loan Development Center Osaka Sub-branch
Osaka Head Office, Toyonaka Loan Plaza Sub-branch
Osaka Head Office, Neyagawa Loan Plaza Sub-branch
Osaka Head Office, Kyoto Loan Plaza Sub-branch
Kobe Office, Nishijin Chuo Loan Plaza Sub-branch
Kobe Office, Tarumi Loan Plaza Sub-branch
Kobe Office, Konan Loan Plaza Sub-branch
Kobe Office Tsukaguchi Loan Plaza Sub-branch
Kobe Office, Hanshin Nishinomiya Loan Plaza Sub-branch

Kobe Office, Kawanishi Loan Plaza Sub-branch
Kobe Office, Kakogawa Loan Plaza Sub-branch
Kobe Office, Himeji Loan Plaza Sub-branch
Tokyo Exchange Office, Meguro Mita Sub-branch
Tokyo Exchange Office, Kodenmacho Sub-branch
Osaka Exchange Office, Utsubohonmachi Sub-branch

Notes:
1. The Bank installed off-site ATM facilities in 8,412 sites during the current year.
2. The Bank closed 14 domestic branch offices, 12 domestic sub-branches, 2 overseas sub-branches, 1 overseas representative office and 155 off-site ATM facilities during the current year.
3. Asagao Branch, Ajisai Branch, Katorea Branch, Shutoken Branch, Sumire Branch, Dotto Com Branch, Toyota Securities Branch, Nadeshiko Branch, Higashi-Nihon Branch, Himawari Branch and Bay Side Branch are branch offices solely for accepting remittances.
4. As a result of the merger, as of April 1, 2001, the number of branch offices of the Bank consisted of 672 domestic branch offices (including 79 sub-branch offices) and 25 overseas branch offices (including 4 sub-branch offices). Additionally, the Bank had 17 representative offices, 5 agencies and 3,239 off-site ATM facilities.

(5) Important subsidiaries, etc.:

Company name	Location	Principal business	Date of establish -ment	Capital (millions of yen)	Invest-me nt ratio of the Bank (%)	Others
Sumitomo Mitsui Card Company, Limited	5-15, Imabashi 4-chome, Chuo-ku, Osaka	Credit card business	December 26, 1967	79,115	49.68 (2.79)	-
At-Loan Co., Ltd.	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	Consumer loan business	June 8, 2000	17,500	52.00	-
Sakura Guarantee Co., Ltd.	1-21, Roppongi 6-chome, Minato-ku, Tokyo	Credit guarantee business	July 14, 1976	87,720	-	-
SMBC Leasing Company, Limited	10-19, Minami-Senba 3-chome Chuo-ku, Osaka	Leasing and loan business	September 2, 1968	57,600	49.90 (12.42)	-
SMBC Finance Co., Ltd.	8-3, Shinbashi 1-chome, Minato-ku, Tokyo	Mortgage securities, factoring and loan business	December 5, 1972	71,705	80.68	-
SMBC Capital Co., Ltd.	7-9, Nihonbashi 2-chome, Chuo-ku, Tokyo	Venture capital business	August 1, 1995	2,500	39.80	-
Sakura Investment Management Co., Ltd.	8-1, Kasumigaseki 2-chome, Chiyoda-ku, Tokyo	Investment advisory business and investment trust management business	September 27,	1,280	100.00	-
The Minato Bank, Ltd.	1-1, Sannomiya-cho 2-chome, Chuo-ku, Kobe	Commercial banking business	September 6, 1949	24,908	48.26 (0.04)	-
The Bank of Kansai, Ltd.	7-21, Shinsaibashisuji 2-chome, Chuo-ku, Osaka	Commercial banking business	July 1, 1922	32,500	49.73	-
The Wakashio Bank, Ltd.	21-1, Kanda Jinbocho 2-chome, Chiyoda-ku, Tokyo	Commercial banking business	June 6, 1996	20,831	100.00	-
The Japan Net Bank Limited	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	Commercial banking business	September 19, 2000	20,000	57.00	-
The Japan Research Institute, Limited	16, Ichibancho, Chiyoda-ku, Tokyo	Economic research, system engineering, data processing and consulting business	February 20, 1969	3,000	4.85	-

Company name	Location	Principal business	Date of establish -ment	Capital (millions of yen)	Invest-me nt ratio of the Bank (%)	Others
Daiwa Securities SMBC Co. Ltd.	3-5, Yaesu 1-chome, Chuo-ku, Tokyo	Securities business and financial derivatives business	February 5, 1999	205,600	40.00	-
Daiwa SB Investments Ltd.	7-9, Nihonbashi 2-chome, Chuo-ku, Tokyo	Investment advisory business and investment trust management business	June 1, 1973	2,000	33.24 (2.85)	-
QUOQ Inc.	2-13, Minami-horie 1-chome, Nishi-ku, Osaka	Purchase of monetary assets and credit guarantee business	April 5, 1978	1,000	5.00	-
SMBC Capital Markets, Inc.	Corporation Ttrust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	Investment loan business and swap business	December 4, 1986	0 (US$100)	100.00 (10.00)	
Manufacturers Bank	515 South Figueroa Street, Los Angeles, California 90071, U.S.A.	Commercial banking business	June 26, 1962	10,764 (US$80,786 thousand)	100.00	-
Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Suite 1400, P.O. Box 172, Toronto Dominion Center, Toronto, Ontario M5K 1H6, Canada	Commercial banking business	April 1, 2001	10,200 (C$121,870 thousand)	100.00	-
Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37, Sâo Paulo, Brazil	Commercial banking business	October 6, 1958	11,538 (R$200,882 thousand)	99..99	
PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor JI. Jend. Sudirman Kav. 61-62, Jakarta 12069, Indonesia	Commercial banking business	August 22, 1989	19,982 (IDR1,502.4 billion)	97.62	-
Sumitomo Mitsui Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	Finance business	June 29, 1984	4,432 (A$62,500 thousand)	100.00	

Notes: 1. Capital and the investment ratio of the Bank are given here by disregarding the fractions of the unit indicated and the third decimal place, respectively.

2. The translation of capital into the yen was made based on the rate of exchange prevailing on the date of closing of accounts.

3. The investment ratio of the Bank is calculated by excluding the number of preference shares. The number in the parentheses in the column accounts for the Bank's indirect investment ratio.

4. As of April 1, 2001, the Bank merged with The Sakura Bank, Limited and changed its trade name to Sumitomo Mitsui Banking Corporation.

5. As of April 1, 2001, Sumitomo Credit Service Company, Limited changed its trade name to Sumitomo Mitsui Card Company Limited, which acquired the Visa and MasterCard business from Sakura Card Co., Ltd. by the method of business transfer by a spin-off as of July 1, 2001.

6. Sakura Guarantee Co., Ltd. made Sumitomo Guarantee Company, Limited its subsidiary as of February 27, 2002 and changed its trade name to SMBC Credit Guarantee Co., Ltd. as of April 1, 2002.

7. SB Leasing Company Limited, which made Sakura Leasing Co., Ltd. its subsidiary as of May 29, 2001, changed its trade name to SMBC Leasing Company, Limited as of September 1, 2001.

8. SMBC Finance Co., Ltd. changed its trade name from Sumigin General Finance Company Limited as of September1, 2001.

9. SB Investment Co., Ltd. merged with Sakura Capital Co., Ltd. and changed its trade name to SMBC Capital Co., Ltd., as of April 1, 2001.

10. The Japan Research Institute, Limited acquired from SMBC Consulting Co., Ltd. the business of its research division by transfer thereof as of April 1, 2001, as well as its consulting business by the method of business transfer by a spin-off as of December 1, 2001.

11. Daiwa Securities SB Capital Markets Co., Ltd. acquired business of Sakura Securities Co., Ltd. by transfer thereof and changed its trade name to Daiwa Securities SMBC Co., Ltd., as of April 1, 2001.

12. Sumitomo Bank Capital Markets, Inc. merged with Sakura Global Capital Co., Ltd. and changed its trade name to SMBC Capital Markets, Inc., as of April 2, 2001.

13. The Sumitomo Bank of Canada and The Sakura Bank of Canada merged as of April 1, 2001 and changed their trade name to Sumitomo Mitsui Banking Corporation of Canada.

14. P.T. Bank Sumitomo Niaga and the Sakura Bank of Indonesia merged as of April 2, 2001 and changed their trade name to PT Bank Sumitomo Mitsui Indonesia.

15. The Bank has 144 consolidated subsidiaries, including the important subsidiaries, etc. mentioned above, and 38 companies subject to equity method.

    The consolidated ordinary profit for the business year amounted to ¥3,779.7billion (a decrease of ¥669.4 billion as compared with the previous business year) and the consolidated net loss for the business year amounted to ¥463.8 billion (a decrease of ¥596.2 billion as compared with the previous business year).

    The figures of consolidated ordinary profit and consolidated net income for the previous business year, which are bases for comparison, are obtained by aggregating the respective figures of The Sakura Bank, Limited and The Sumitomo Bank, Limited.

Outline of important business cooperation arrangements:

1. The Bank offers automatic cashing services (Banks Cash Service, or "BANCS" for short) through mutual utilization of automatic teller facilities in cooperation with The Asahi Bank, Limited, The Dai-Ichi Kangyo Bank, Limited, The Daiwa Bank, Limited, The Bank of Tokyo-Mitsubishi, Ltd., The Fuji Bank, Limited UFJ Bank Limited and IY Bank Co., Ltd.

2. The Bank offers automatic cashing services (Multi Integrated Cash Service, or "MICS" for short) through mutual utilization of automatic teller facilities in cooperation with member banks of the Regional Banks' Association of Japan, an incorporated association, member banks of the Trust Association, an incorporated association, member banks of the Second Regional Banks' Association, an incorporated association, member credit banks of the National Credit Bank Association, an incorporated association, member associations of the National Federation of Credit Cooperative Associations, member institutions of the National Association of Workers' Banking Institutions, an incorporated association, The Norinchukin Bank, member federations of credit and agricultural cooperative associations of the National Association of Federations of Credit Cooperative Associations, member agricultural cooperative associations thereof, credit and fishery cooperative associations, long-term credit banks and the Shokochukin Bank.

3. The Bank has entered into a strategic tie-up with Daiwa Securities Group Inc. with regard to investment banking and asset management businesses.

4. The Bank has entered into full-scale tie-ups with Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Mitsui Sumitomo Insurance Company Limited with regard to joint research and development of life insurance products, non-life insurance products and combined financial products, the reorganization of asset management business, etc.

III. Directors and Statutory Auditors:

(as of March 31, 2002)

Title	Name
Chairman (Representative Director)	Akishige Okada
President (Representative Director)	Yoshifumi Nishikawa*
Deputy President (Representative Director)	Yohei Shiraga*
Deputy President (Representative Director)	Akio Asuke*
Deputy President (Representative Director)	Hirokazu Ishikawa*
Senior Managing Director (Representative Director)	Shunichi Okuyama*
Senior Managing Director (Representative Director)	Tsutomu Sakuma*
Senior Managing Director (Representative Director)	Hidemitsu Nakao*
Senior Managing Director (Representative Director)	Michiyoshi Kuriyama*
Senior Managing Director (Representative Director)	Takeharu Nagata*
Senior Managing Director (Representative Director)	Hidenori Hiramatsu*
Senior Managing Director (Representative Director)	Tadashi Inoue*
Senior Managing Director (Representative Director)	Keizo Ogawa*
Senior Managing Director (Representative Director)	Masayuki Oku*
Senior Managing Director (Representative Director)	Hideharu Kadowaki*

Senior Managing Director (Representative Director)	Takemasa Tsukamoto*
Managing Director	Teisuke Kitayama*
Managing Director	Ryuzo Kodama*
Managing Director	Shigetada Takahashi*
Managing Director	Kenjiro Noda*
Managing Director	Tadashi Hirota*
Managing Director	Mutsuhiko Matsumoto*
Managing Director	Toichiro Mizushima*
Director	Kakuei Miyagi*
Director	Yoshiaki Yamauchi
Director	Yoichiro Yamakawa
Standing Statutory Auditor (Full-time)	Hiroshi Kii
Standing Statutory Auditor (Full-time)	Toyosaburo Hirano
Standing Statutory Auditor (Full-time)	Tomoyuki Watanabe
Statutory Auditor	Gaishi Hiraiwa
Statutory Auditor	Katsuya Onishi
Statutory Auditor	Josei Ito
Statutory Auditor	Yasutaka Okamura

Notes:

1. Statutory Auditors Gaishi Hiraiwa, Katsuya Onishi, Josei Ito and Yasutaka Okamura, four in all, have fulfilled the requirements as outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

2. Directors marked with * are serving as Executive Officers concurrently.

Directors and Statutory Auditors who retired during the business year:

Title	Name	Date of retirement
Managing Director	Masahiro Oba	June 27, 2001
Director	Shoichiro Toyoda	June 28, 2001
Director	Naohiko Kumagaya	June 28, 2001
Director	Tetsuro Kawakami	June 28, 2001
Director	Toshiomi Uragami	June 28, 2001
Standing Statutory Auditor	Hiroshi Sakuma	October 5, 2001
Standing Statutory Auditor	Nagayuki Yoshida	December 21, 2001

1ST BUSINESS YEAR
BALANCE SHEET

(As of March 31, 2002)

(millions of yen)

Assets

Cash and due from banks		**5,458,430**
Cash		1,271,992
Deposit with other banks		4,186,438
Call loans		**620,406**
Repos bought		**432,730**
Money debts bought		**146,650**
Specific transaction assets		**2,705,648**
Trading account securities		9,827
Trading account securities derivatives		91
Specific transaction securities derivatives		12
Specific financial derivatives		1,831,961
Other specific transaction assets		863,755
Trust of money		**33,858**
Securities		**20,442,996**
National government bonds		9,599,109
Local government bonds		429,412
Corporate bonds		1,183,562
Stocks		5,595,410
Other securities		3,635,501
Loans and bills discounted		**59,928,368**
Commercial bills discounted		857,827
Loans on notes		7,897,569
Loans on certificates		39,435,408
Overdrafts		11,737,562
Foreign exchanges		**779,142**
Due from foreign banks		48,491
Foreign exchange settlement account, debit		131,166
Outbound (export) bills bought		358,880
Inbound (import) bills bought		240,604
Other assets		**5,344,106**
Domestic exchange settlement account, debit		29,087
Prepaid expenses		5,650
Accrued income		362,359
Futures trading deposits paid		20,653
Futures trading difference account		155
Securities, etc. in custody		825
Financial derivatives		1,396,901
Bond discount		220
Security deposits on bond loans paid		3,020,519
Other assets		507,732
Premises and equipment		**890,981**
Land and buildings		788,197
Construction in progress		2,606
Security deposits and intangibles		100,177
Deferred tax assets		**1,741,114**
Customers' liabilities for acceptances and guarantees		**5,529,996**
Reserve for possible loan losses	(-)	**1,971,849**
Total Assets:		**102,082,581**

Liabilities

Deposits	**61,051,813**
Demand deposits	4,598,808
Ordinary deposits	23,915,577
Savings deposits	1,314,621
Deposits at notice	6,241,545
Time deposits	20,932,561
Time installment savings	0
Other deposits	4,048,698
Certificates of deposit	**6,577,539**
Call money	**3,883,991**
Repos sold	**1,100,446**
Bills sold	**6,868,800**
Commercial paper	**1,001,000**
Specific transaction liabilities	**1,797,086**
Trading account securities derivatives	79
Specific transaction securities derivatives	0
Specific financial derivatives	1,797,006
Borrowed money	**3,406,286**
Rediscounted bills	58,784
Loans from others	3,347,501
Foreign exchanges	**300,162**
Due to foreign banks	192,766
Foreign exchange settlement account, credit	56,057
Foreign bills sold	27,822
Foreign bills payable	23,514
Bonds	**2,133,754**
Convertible bonds	**1,106**
Other liabilities	**4,962,176**
Domestic exchange settlement account, credit	7,886
Unpaid corporate tax, etc.	31,874
Accrued expenses	166,950
Unearned income	37,055
Deposits from employees	46,253
Futures trading deposits received	860
Futures trading difference account	795
Financial derivatives	887,205
Deferred hedging gains	92,987
Security deposits on bond loans received	3,162,009
Other liabilities	528,297
Accrued bonus	**11,342**
Reserve for employee retirement benefits	**116,854**
Reserve for possible losses from sale of claims	**80,576**
Reserves under special laws	**18**
Financial futures trading liability reserve	18
Deferred tax liabilities by revaluation	**63,137**
Acceptances and guarantees	**5,529,996**
Total Liabilities:	**98,886,088**

Stockholders' Equity	
Common stock	**1,326,746**
Legal reserve	**1,326,758**
Capital surplus	1,326,758
Revaluation difference	**100,346**
Retained earnings	**740,874**
Voluntary reserve	221,560
Reserve for loss from overseas investment, etc.	58
Reserve for Bank employees' retirement	1,656
General reserve	219,845
Unappropriated retained earnings	161,699
Net loss for the year	322,852
Other retained earnings	357,614
Gain on decrease in capital surplus	357,614
Evaluation difference	**(-) 297,950**
Treasury Stock	**(-) 283**
Total Stockholders' Equity:	**3,196,492**
Total Liabilities and Stockholders' Equity:	**102,082,581**

Notes:

1. Amounts are stated by disregarding any fractions of ¥1 million.

2. Transactions for the purpose of gaining profits by utilizing short-term fluctuations and inter-market differences in interest rates, currency prices, quotations in securities markets and other indexes (hereinafter referred to as the "specific transaction purpose") are stated on the basis of prices when the deals were made, as "specific transaction assets" and "specific transaction liabilities" on the balance sheet.

   With regard to the valuation of specific transaction assets and specific transaction liabilities, securities, money debts and other items are evaluated at market prices as of the date of closing of accounts. Derivatives, including swaps, futures and options, are evaluated at prices as if they are settled on the date of closing of accounts.

3. With regard to the valuation of securities, bonds to be held to maturity are evaluated at amortized cost, determined by the moving average method (straight-line method). Shares of subsidiaries, related companies, etc. are evaluated at cost, determined by the moving average method. With regard to other securities having fair values, shares are evaluated by the average market prices for one month prior to the date of closing of accounts or otherwise and those other than shares are evaluated by the market method, based on the market prices on the date of closing of accounts or otherwise (cost of sales is treated principally by the moving average method). Other securities having no fair values are evaluated at cost or at amortized cost, determined by the moving average method. Valuation differences of other securities are treated by comprehensive income method.

4. Securities constituting trust assets in respect of money in trust are evaluated similarly by the methods set forth in items 2 and 3 above.

5. Derivatives (excluding those for specific transaction purpose) are evaluated by the market method.

6. Premises and equipment are depreciated by the straight-line method (however, the declining balance method applies to movables). Usable years of principal premises and equipment are described below:

Buildings	7 to 50 years
Movables	3 to 20 years

7. Depreciation of software for use by the Bank is made by the straight-line method based on the usable years (five years) within the Bank.

8. New share issuing expenses and bonds issuance expenses are treated as expenses when made. Bond discount is accounted for as assets and is amortized equally over the remaining life of each issue.

9. Assets and liabilities expressed in foreign currencies and overseas branch accounts,

except for shares of subsidiaries, related companies, etc. translated into yen at the rate of exchange prevailing when acquired, are translated into yen primarily at the rate of exchange prevailing on the date of closing of accounts.

The Bank previously applied the New Accounting Standards for Foreign Exchange according to the "Interim Treatment for Auditing in Continued Application of the New Accounting Standard for Foreign Exchange in Banking Industry" (Japanese Institute of Certified Public Accountants (JICPA); April 10, 2000). As from the business year under review, the Bank has applied the revised "Accounting Standards for Foreign Currency Transactions" (Opinions on the Revision of the Accounting Standards for Foreign Currency Transactions (JICPA Business Accounting Deliberation Council; October 22, 1999)), except when the "Interim Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.20) applies.

With regard to fund swaps, according to JICPA Industry Audit Committee Report No.20, the net amount equivalent to the principal of receivables and the net amount equivalent to the principal of payables translated into yen at exchange rate as of the date of closing of accounts are reported on the balance sheet. The difference between the spot and forward rates, which reflects the difference of interest rates among different currencies, is reported on the statement of income on the accrual basis for the period from the business year during which spot foreign currency transactions are settled to the business year during which the forward foreign currency transactions are settled and simultaneously, accrued income and accrued expenses as of the date of closing of accounts are reported.

Fund swaps are foreign currency swaps for raising and managing funds in different currencies, where the amount equivalent to the principal of funds to be raised or managed is made a spot buying exchange or a spot selling exchange and the said amount added by an amount to be paid or received in the future and an amount in foreign currencies with fixed due dates is made a forward buying exchange or a forward selling exchange.

10. Reserves for possible loan losses are made as follows in accordance with the predetermined write-off and reserve rules:

With regard to the loans to debtors who have failed in legal terms such as bankruptcy and special liquidation ("bankrupt debtors") and debtors who have been placed in similar conditions ("de facto bankrupt debtors"), reserves are made in an amount obtained by deducting from the book value less the directly subtracted amount mentioned below, estimated disposable amounts of collateral thereon and estimated collectible amounts of guarantees therefor. With regard to the loans to debtors who have not failed but are considered to highly probably fail, reserves are made in an amount deemed necessary, after obtaining an amount by deducting from the amount of the loans estimated disposable amounts of collateral thereon and estimated collectible amounts of guarantees therefor and taking into consideration the debtors' solvency comprehensively. With regard to other loans, reserves are made based on the loan loss rate obtained by calculating loan loss results for a certain past period and

other factors. With regard to specific overseas credits, the Bank provides in its reserve account for specified overseas credits (including the reserve for loss on overseas investment, etc. under Article 55-2 of the Special Taxation Measures Law of Japan) an amount deemed necessary after taking into consideration the political, economic and other conditions of the relevant territories.

All loans are evaluated by branch offices and the competent Credit Supervision Departments in accordance with the Bank's own asset evaluation rules. Based on the evaluation results, which are examined by the Credit Review Dept. independently therefrom, the Bank makes reserves as set forth above.

With regard to loans with collateral and guarantees and other loans to bankrupt debtors and de facto bankrupt debtors, the amount of the loans less the estimated value of the collateral and anticipated amounts that may be recovered from guarantors are, as an irrecoverable amount, directly subtracted from the total loans outstanding. The irrecoverable amount totaled ¥1,405,069 million.

11. To meet the payment of bonuses to employees, accrued bonus is set aside in the portion for the year of the anticipated amount of payments for bonuses to employees. The accrued amount of bonuses, which used to be reported by inclusion in "Unpaid expenses," is reported as "Accrued bonus" in accordance with the "Item of Accrued Employees' Bonuses to Be Reported in Financial Statements" (JICPA Research Center Discussion Information No. 15), as from the business year under review. Consequently, "Unpaid expenses" decreased ¥11,342 million and "Accrued bonus" increased ¥11,342 million.

12. Reserve for employee retirement benefits is set aside in a required amount, based on estimated retirement benefit obligations and plan assets as of the end of each business year, to meet the payment of retirement benefits to employees. Past service liability and actuarial differences will be treated as income or expenses in accordance with the following method:

Past service liability:	To be treated as income or expenses by the straight-line method, for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.
Actuarial differences:	To be treated as income or expenses prorated by the straight-line method, for a specific period of years (10 years) not exceeding the average remaining years of service of employees in each business year when such differences occur, commencing on the following business year.

The difference upon restatement of the accounts is treated as expenses, based on a pro rata basis for 5 years.

13. As reserve for possible losses from sale of claims, after taking into consideration the

collateral value of the loans secured on real estate which were sold to The Cooperative Credit Purchasing Company, Limited and estimating possible losses to be incurred, an amount as deemed necessary is reserved. This is a reserve under the provision of Article 287-2 of the Commercial Code of Japan.

14. Any financial lease transaction other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

15. As a basis for hedge accounting, "risk-adjusted approach" applies. This is a macro hedge approach to manage interest rate risks arising from a number of financial assets and liabilities, including loans and bills discounted and deposits, comprehensively by utilizing derivatives. The approach fulfills the requirements prescribed in the "Interim Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The effectiveness of a hedge is evaluated quarterly by verifying whether the quantity of the risk of derivatives as risk adjustment vehicles do not exceed the acceptable risk quantity and the hedged interest risk is reduced. As an accounting treatment method, deferred hedge accounting applies.

    To hedge foreign currency risks to shares of subsidiaries, related companies, etc. in foreign currency and other securities (excluding bonds) in foreign currency, the Bank in advance designates securities in foreign currency to be hedged and applies deferral hedge or mark-to-market hedge accounting on condition that spot-forward liabilities exceeding the acquisition prices in foreign currency of the said securities in foreign currency exist, in accordance with the "Interim Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.20).

    Taking into consideration the consistency with its risk management policy, the Bank applies "special treatments of interest rate swaps", etc. to certain derivatives for hedging purposes.

16. The accounting treatment of consumption tax and local consumption tax is based on a before-tax method.

17. The reserve under the special laws is as follows:

    Financial futures trading liability reserve: ¥18 million

    This is a reserve under the provision of Article 82 of the Financial Futures Trading Law of Japan.

18. Stocks of subsidiaries and the total amount of investment: ¥638,477 million

19. Total money obligations to be paid by subsidiaries: ¥507,461 million

20. Total money obligations to be paid to subsidiaries: ¥2,475,880 million

21. Accumulated amount of depreciation on the premises and equipment: ¥522,831 million

22. Amount of advanced depreciation on the premises and equipment: ¥76,321 million

23. Part of computers as well as premises and equipment entered in the balance sheet are utilized on lease.

24. Of the loans and bills discounted, the amount of loans to bankrupt debtors is ¥195,653 million and the amount of accounts receivable in arrears is ¥3,184,459 million.

Loans to bankrupt debtors are, among loans on which interest receivable is unrecorded as revenues since principal or interest is not expected to be collected or paid because the payment thereof remains in arrears for a considerable period or for other reasons (excluding those written off), loans in respect of which any of the events set forth in Article 96, paragraph 1, item 3, (a) through (e) and item 4 of the Enforcement Order of the Corporate Tax Law (1965 Cabinet Order No. 97) has occurred.

Accounts receivable in arrears are loans on which interest receivable is unrecorded as revenues, other than loans to bankrupt debtors and loans in respect of which interest payments have been rescheduled to rehabilitate or support debtors.

25. Of the loans and bills discounted, the balance of loans past due for three months or more is ¥92,324 million.

Loans past due for three months or more are loans in respect of which payments of principal or interest have remained unreceived for three months or more from the business day next following the date on which such payments became due and payable and are not included in loans to bankrupt debtors and accounts receivable in arrears.

26. Of the loans and bills discounted, the balance of loans with eased loan terms and conditions is ¥2,344,016 million.

Loans with eased loan terms and conditions are loans for which the Bank has provided more favorable terms and conditions to debtors than those under original agreements, including the reduction and exemption of interest rates, rescheduling of interest and principal payments and release of claims, to rehabilitate or support debtors and are not included in loans to bankrupt debtors, accounts receivable in arrears and loans past due for three months or more.

27. The total amount of loans to bankrupt debtors, accounts receivable in arrears, loans past due for three months or more and loans with eased loan terms and conditions is

¥5,816,452 million

The loans listed in items 24 through 27 above are amounts before deducting reserves for possible loan losses.

28. The face amount of bank bills, commercial bills and documentary bills acquired by discounting of bills is ¥1,216,707 million.

29. Assets deposited as collateral are as follows:

Assets deposited as collateral	
Cash and due from banks	¥45,623 million
Specific transaction assets:	¥621,047 million
Securities:	¥8,926,055 million
Loans and bills discounted:	¥3,239,033 million
Liabilities corresponding to pledged assets	
Call money:	¥1,505,000 million
Repos sold:	¥1,100,446 million
Bills sold:	¥6,868,800 million
Borrowed money:	¥98,128 million
Security deposits on bond loans received	¥2,504,332 million
Acceptances and guarantees:	¥45,571 million

Additionally, as collateral for financial settlements and other transactions and as substitutes for margins of futures trading, etc., ¥101,669 million of cash and due from banks, ¥296 million of specific transaction assets, ¥2,764,145 million of securities and ¥58,095 million of loans and bills discounted are deposited, respectively.

30. Gain/loss or revaluation differences relating to hedging vehicles by deferral hedge accounting are recorded net as deferred hedge gains. Before offsetting, deferred hedge losses totaled ¥1,057,953 million and deferred hedge gains totaled ¥1,150,941 million.

31. In accordance with the Law Concerning Land Revaluation of Japan (Law No. 34 promulgated on March 31, 1998), the Bank revaluated its lands for business use. With regard to revaluation difference, an amount equivalent to taxes to be levied on the revaluation difference is stated as "Deferred tax liabilities by revaluation" in the section of "Liabilities" and the amount of the revaluation difference less this tax liability is stated as "Revaluation difference" in the section of "Stockholders' Equity".

Date of revaluation: March 31, 1998

Revaluation method under Article 3, paragraph 3 of the aforementioned Law:

Based on assessed values of fixed assets as specified in Article 2, item 3 of the Enforcement Order of the Law Concerning Land Revaluation (Cabinet Order No. 119 promulgated on March 31, 1998), prices of lands along the roads as

specified in item 4 of the said Article and appraisals by real estate appraisers or assistant real estate appraisers as specified in item 5 of the said Article, calculations are made reasonably by adjustments to land-depth-related prices, time adjustments and adjustments by neighborhood transactions.

The aggregate market value as of March 31, 2002 of lands for business use revaluated under Article 10 of this Law was ¥90,526 million lower than the aggregate book value of such lands so revaluated.

Pursuant to the Law Concerning Land Revaluation and the Law to Amend Part of the Law Concerning Revaluation of Lands (Law No. 19 promulgated on March 31, 2001), the Bank revaluated the lands for business use acquired upon merger with SMBC Asset Management Service Co., Ltd. With regard to the revaluation difference, an amount equivalent to taxes on the said revaluation difference is deducted from the "Deferred tax liabilities by revaluation" and an amount obtained by deducting the said amount equivalent to taxes from the said revaluation difference is deducted from the "Revaluation difference".

Date of revaluation: March 31, 2002

Book value of the lands for business use before revaluation: ¥248,659 million

Book value of the lands for business use after revaluation: ¥169,520 million

Revaluation method under Article 3, paragraph 3 of the aforementioned Law:

Based on assessed values of fixed assets as specified in Article 2, item 3 of the Enforcement Order of the Law Concerning Land Revaluation and prices of lands along the roads as specified in item 4 of the said Article, calculations are made reasonably by adjustments to land-depth-related prices, time adjustments and adjustments by neighborhood transactions.

32. The borrowings include ¥3,050,790 million subordinated borrowings with a special covenant that their payment is subordinated to other indebtedness.

33. Bonds include ¥625,854 million of subordinated bonds.

34. The particulars of preemptive rights to new shares granted to Directors and employees under Article 280-19, paragraph 1 of the Commercial Code of Japan before amendment (preemptive rights to new shares that shall be treated as previously after the enforcement of the Law to Amend Part of the Commercial Code of Japan (Law No. 128 dated November 28, 2001) pursuant to Article 6 of the Supplementary Provisions to the said Law) are as follows:

Preemptive rights to new shares granted as of July 31, 1998:

Class of shares: Ordinary shares

Total number of shares:	296,000 shares
Issue price (exercise price) of new shares:	¥1,432 per share

Preemptive rights to new shares granted as of July 30, 1999:

Class of shares:	Ordinary shares
Total number of shares:	393,000 shares
Issue price (exercise price) of new shares:	¥1,628 per share

Preemptive rights to new shares granted as of July 31, 2000:

Class of shares:	Ordinary shares
Total number of shares:	353,000 shares
Issue price (exercise price) of new shares:	¥1,361 per share

Preemptive rights to new shares granted as of July 31, 2001:

Class of shares:	Ordinary shares
Total number of shares:	1,149,000 shares
Issue price (exercise price) of new shares:	¥1,035 per share

The particulars of preemptive rights to new shares granted to Directors and employees under Article 280-19, paragraph 1 of the Commercial Code of Japan before amendment (preemptive rights to new shares that shall be treated as previously after the enforcement of the Law to Amend Part of the Commercial Code of Japan (Law No. 128 dated November 28, 2001) pursuant to Article 6 of the Supplementary Provisions to the said Law), which were acquired from The Sakura Bank, Limited, are as follows:

Preemptive rights to new shares granted as of August 23, 1999:

Class of shares:	Ordinary shares
Total number of shares:	167,400 shares
Issue price (exercise price) of new shares:	¥1,124 per share

Preemptive rights to new shares granted as of July 25, 2000:

Class of shares:	Ordinary shares

Total number of shares: 174,600 shares

Issue price (exercise price) of new shares: ¥1,287 per share

35. Net loss per share for the year: ¥59.20

36. Matters concerning fair values, revaluation differences, etc. of securities are as described below. As used herein (through item 39), securities include "national government bonds", "local government bonds", "corporate bonds", "stocks", "other securities", certificates of deposit included in "deposit with other banks", "trading account securities", certificates of deposit and commercial paper included in "other specific transaction assets" and commercial paper and monetary claims trust certificates included in "money debts bought".

Securities available for sale

Balance sheet amount: ¥873,583 million
Revaluation difference included in gain/loss for the business year under review: ¥265 million

Bonds to be held to maturity having fair values

(millions of yen)

	Balance sheet amount	Fair value	Difference	Gain	Loss
National government bonds	100,968	101,400	431	431	-
Others	26,992	27,708	715	734	19
Total	127,961	129,108	1,146	1,165	19

Shares of subsidiaries, related companies, etc. having fair values

(millions of yen)

	Balance sheet amount	Fair value	Difference
Shares of subsidiaries, etc.	104,003	101,413	(-) 2,589
Shares of related companies, etc.	8,485	10,974	2,488
Total	112,488	112,387	(-) 101

Other securities having fair values

(millions yen)

	Acquisition price	Balance sheet amount	Evaluation difference	Gain	Loss
Shares	5,234,755	4,733,857	(-) 500,897	180,943	681,841
Bonds	10,517,923	10,555,706	37,783	55,597	17,814
National government bonds	9,463,294	9,498,141	34,847	39,207	4,360
Local government bonds	421,315	429,412	8,097	9,764	1,667
Corporate bonds	633,314	628,153	(-) 5,161	6,625	11,786
Others	2,775,933	2,757,392	(-) 18,540	7,696	26,236
Reclassification	-	-	61	61	-
Total	18,528,611	18,046,957	(-) 481,593	244,299	725,892

The total of the above evaluation difference and the deferred tax assets (¥185,991

million), which accounts for (-) ¥295,601 million, is included in the "Evaluation difference".

Other securities having fair values that have decreased substantially in comparison with their acquisition prices, in principle, are treated as those whose fair values would not recover to their acquisition prices and the fair values are treated as their balance sheet amounts and the evaluation difference is disposed of as losses for the year ("loss disposition"). The amount of loss disposition for the business year under review was ¥97,140 million. The basis for judging fair values "decrease substantially" are stipulated in the Bank's own evaluation rules as follows according to the classification of issuers of securities:

Bankrupt debtors, de facto bankrupt debtors and possible non-performing debtors:
Decrease in fair values in comparison with acquisition prices

Substandard debtors:
Decrease in fair values 30% or more in comparison with acquisition prices

Normal debtors:
Decrease in fair values 50% or more in comparison with acquisition prices

A bankrupt debtor means an issuer who has failed in legal terms, such as bankruptcy and special liquidation and a de facto bankrupt debtor means an issuer who has been placed in similar conditions to those of a bankrupt debtor. A possible non-performing debtor means an issuer who has not failed at present but will highly possibly fail in the future. A substandard debtor means an issuer who must be controlled carefully in the future. A normal debtor means an issuer who is not a bankrupt, de facto bankrupt, possible non-performing or substandard issuer.

37. Other securities which were sold during the business year under review are as described below:

Proceeds from sale	Gain on sale	Loss on sale
¥31,513,898 million	¥174,190 million	¥90,314 million

38. The principal items and balance sheet amounts of securities having no fair values are as described below:

(millions of yen)

Item	Balance sheet amount
Bonds to be held to maturity	
Unlisted foreign securities	3,384
Shares of subsidiaries, related companies, etc.	
Shares of subsidiaries, etc.	894,584
Shares of related companies, etc.	177,502
Others	16,507
Other securities	
Unlisted bonds	555,408
Unlisted foreign securities	347,494
Unlisted stocks (excluding OTC stocks)	143,314
Others	112,358

39. With regard to other securities, scheduled repayment amounts by period of those with maturity and bonds to be held to maturity are as described below:

(millions of yen)

	Within one year	Exceeding one year and with in five years	Exceeding five years and within ten years	Exceeding ten years
Bonds	2,268,355	6,927,429	1,813,599	202,700
National government bonds	2,155,760	6,006,279	1,236,840	200,230
Local government bonds	25,433	110,409	292,998	570
Corporate bonds	87,161	810,740	283,760	1,900
Others	311,056	1,948,876	126,360	510,543
Total	2,579,411	8,876,305	1,939,960	713,243

40. The breakdown of trusts of money by purpose of possession is as described below:

Trusts of money for investment management		
Balance sheet amount		¥3,715 million
Evaluation difference included in gain/loss for the business year under review		-
Other trusts of money		
Acquisition price		¥33,968 million
Balance sheet amount		¥30,142 million
Evaluation difference	(-)	¥3,825 million
Gain		¥135 million
Loss		¥3,960 million

The total of the above evaluation difference and the deferred tax assets (¥1,477 million), which accounts for (-) ¥2,348 million, is included in the "Evaluation difference".

41. Securities on loan under unsecured contracts for consumption (bond loans) are included in "national government bonds", totaling ¥999 million. Securities on loan under lending contracts for use or lease agreements are included in "national government bonds", totaling ¥827 million.

With regard to securities leased to the Bank under unsecured contracts for consumption (bond loans) and securities accepted by the Bank under repos and bond loans with cash collateral, those having rights to freely dispose of the same by selling or offering (or re-offering) as collateral which have been offered as collateral account for ¥3,193,191 million and those which have not been disposed of and held by the Bank as of the end of the business year under review account for ¥507,010 million. Securities accepted by the Bank under lending contracts for use or lease agreements may be offered as collateral.

Securities leased to the Bank under unsecured contracts for consumption (bond loans) and securities accepted by the Bank under bond loans with cash collateral, which used to be included in both "Securities, etc. in custody" and "Bonds for trading borrowed" or "Securities borrowed", are not accounted for as assets and liabilities in accordance

with the revised accounting standard concerning financial instruments. Consequently, in comparison with the previous method, "Securities, etc. in custody", "Bonds for trading borrowed" and "Securities borrowed" decreased ¥3,098,200 million, ¥164,100 million and ¥2,934,100 million, respectively.

42. An agreement of overdrafts on current accounts and a commitment line agreement are agreements under which the Bank agrees to lend funds within the specified limits when customers request the Bank to do so unless contrary to any provision thereof. The balance of funds yet to be disbursed under such agreements amount to ¥23,565,257 million. The amount in respect of which original agreements will expire within one year or may be terminated unconditionally at any time is ¥21,097,495 million.

As many of these agreements terminate with no fund disbursed, the balance of funds yet to be disbursed will not always affect the Bank's future cash flows. Many of these agreements have provisions under which the Bank can refuse to disburse funds when the Bank is requested to do so or reduce the specified limits in the event of any due reason, including a change in the financial condition and preservative attachment. Additionally, upon entering into such agreements, the Bank demand collateral, such as immovable property and securities, if necessary and also observe the business conditions of its customers periodically after the conclusion of the agreements in accordance with its predetermined internal procedures and if necessary, revise the agreements and implements measures for credit maintenance, etc.

43. As of the end of the business year under review, reserve for employee retirement benefits and plan assets of the retirement benefit trust set off against the reserve for employee retirement benefits (excluding unrecognized actuarial differences) are as described below:

(millions of yen)

	Lump-sum benefit	Employee Pension Fund plan	Total
Reserve for employee retirement benefits (before deduction of plan assets of the retirement benefit trust)	(-) 117,936	(-) 151,545	(-) 269,481
Plan assets of the retirement benefit trust (excluding unrecognized actuarial differences)	94,611	58,015	152,627
Reserve for employee retirement benefits (after deduction of plan assets of the retirement benefit trust)	(-) 23,324	(-) 93,530	(-) 116,854

As of the end of the business year under review, retirement benefit obligations and other items are as described below:

(millions yen)

Retirement benefit obligations	(-) 1,070,564
Plan assets (fair value)	730,307
Unfunded retirement benefit obligations	(-) 340,256
Unappropriated difference upon restatement of the accounts	60,502
Unrecognized actuarial differences	221,954
Unrecognized past service liability (decrease in liability)	(-) 59,055
Balance sheet amount (net)	(-) 116,854

44. Pursuant to the provisions of Article 289, paragraph 2 of the Commercial Code of Japan and Article 18, paragraph 2 of the Banking Law of Japan, the Bank decreased legal reserve during the business year under review. Consequently, capital surplus and earned reserve decreased ¥357,614 million and ¥241,421 million, respectively. "Gain on decrease in capital surplus" included in other retained earnings and unappropriated retained earnings increased ¥357,614 million and ¥241,421 million, respectively.

45. Effective from the business year under review, treasury stock, which used to be included in "Stocks", are stated at the end of the section of Stockholders' Equity to be subject to deduction from the stockholders' equity, in accordance with the forms attached to the Regulations for the Enforcement of the Banking Law as amended by the "Cabinet Order to Amend Part of the Regulations for the Enforcement of the Banking Law" (Cabinet Order No. 36 dated April 19, 2002). Consequently, in comparison with the previous method, Assets and Stockholders' Equity decreased ¥283 million, respectively.

46. As a result of the application of the accounting standard concerning financial instruments, an amount of evaluation difference arising from evaluating other securities and other trust of money by the market method, upon taking into consideration an tax effect thereon, is stated as "Evaluation difference", effective from the business year under review. Consequently, "national government bonds", "local government bonds", "corporate bonds", "stocks", "other securities", monetary claims trust certificates included in "money debts bought" and "trust of money" in total decreased ¥485,418 million and "evaluation difference" accounts for (-) ¥297,950 million.

47. As a result of the enforcement of the "Ordinance of Tokyo Concerning Special Exceptions to the Assessment, Etc. of Enterprise Taxes on Banking Business, Etc." (Ordinance of Tokyo No. 145 dated April 1, 2000) (the "Ordinance of Tokyo"), the standard of assessment of enterprise taxes to be levied by the Tokyo metropolitan government has been changed from income to gross operating profit.

On October 18, 2000, the Bank filed a lawsuit with the Tokyo District Court against Tokyo and its Governor for declaration of invalidity of the Ordinance of Tokyo. On March 26, 2002, the Tokyo District Court rendered judgment, declaring the Ordinance of Tokyo invalid and admitting the Bank's claim for the erroneous payment of ¥16,633 million and damages of ¥200 million. On March 29, 2002, Tokyo, dissatisfied with the judgment, appealed to the Tokyo High Court.

The Bank believes that the Ordinance of Tokyo is against the Constitution and unlawful and is asserting to that effect in the lawsuit, which is pending. For the purpose of accounting for the business year under review, the Bank accounts for enterprise taxes levied by Tokyo as enterprise taxes based on the standard of assessment by estimation on the basis of the size of business under the Ordinance of Tokyo as the Bank did for the previous business year. However, this is because the Bank considers it adequate to continue its accounting practices at present moment; the

Bank has not accepted the Ordinance of Tokyo as constitutional and lawful. As a result of the enforcement of the Ordinance of Tokyo, enterprise taxes levied by Tokyo accounted for ¥8,100 million (¥16,833 million, together with those for the 11th business year of The Sakura Bank, Limited) for the previous business year and ¥19,862 million for the business year under review, which are included in "Other ordinary expenses". In comparison with the standard of assessment based on income, ordinary income decreased ¥8,100 million (or ¥16,833 million) for the previous business year and ordinary loss increased ¥19,862 million for the business year under review. Also, in comparison with the standard of assessment based on income, there is no effect on "Corporate, inhabitant and enterprise taxes". As a result of the effects on income and loss, the amount of net assets decreased ¥21,694 million. As a result of the enforcement of the Ordinance of Tokyo, enterprise taxes to be levied by Tokyo has ceased to be calculated by tax effect accounting. Consequently, in comparison with the standard of assessment based on income, "Deferred tax assets" and "Deferred tax liabilities by revaluation" decreased ¥96,904 million and ¥3,694 million, respectively and thus the amount of net assets decreased ¥93,209 million.

As a result of the enforcement of the "Ordinance of Osaka Concerning Special Exceptions to the Assessment, Etc. of Enterprise Taxes on Banking Business, Etc." (Ordinance of Osaka No. 131 dated June 6, 2000) (the "Ordinance of Osaka"), the standard of assessment of enterprise taxes to be levied by the Osaka prefectural government has been changed from income to gross operating profit.

On April 4, 2002, the Bank filed a lawsuit with the Osaka District Court against Osaka and its Governor for declaration of invalidity of the Ordinance of Osaka.

The Bank believes that the Ordinance of Osaka is against the Constitution and unlawful and is asserting to that effect in the lawsuit, which is pending. For the purpose of accounting for the business year under review, the Bank accounts for enterprise taxes levied by Osaka as enterprise taxes based on the standard of assessment by estimation on the basis of the size of business under the Ordinance of Osaka as the Bank does for enterprise taxes levied by Tokyo. However, this is because the Bank considers it adequate to continue its accounting practices at present moment; the Bank has not accepted the Ordinance of Osaka as constitutional and lawful. As a result of the enforcement of the Ordinance of Osaka, enterprise taxes levied by Osaka account for ¥10,137 million, which is included in "Other ordinary expenses". In comparison with the standard of assessment based on income, ordinary loss increased ¥10,137 million for the business year under review. Also, in comparison with the standard of assessment based on income, there is no effect on "Corporate, inhabitant and enterprise taxes". As a result of the effects on income and loss, the amount of net assets decreased ¥5,478 million. As a result of the enforcement of the Ordinance of Osaka, enterprise taxes to be levied by Osaka has ceased to be calculated by tax effect accounting. Consequently, in comparison with the standard of assessment based on income, "Deferred tax assets" and "Deferred tax liabilities by revaluation" decreased ¥46,631 million and ¥1,798 million, respectively and thus the amount of net assets decreased ¥44,833 million.

1ST BUSINESS YEAR
STATEMENT OF INCOME
(For the period from April 1, 2001 to March 31, 2002)

(millions of yen)

Ordinary revenues		**2,791,405**
Income from fund management	**2,192,961**	
Interest on loans and discounts	1,256,848	
Interest and dividends on securities	504,732	
Interest on call loans	4,432	
Interest on repos bought	1,781	
Interest on commercial bills bought	27	
Interest on deposits	185,085	
Interest received on interest swaps	173,443	
Other interest income	66,611	
Income from service transactions, etc.	**239,645**	
Exchange fees and commissions received	100,509	
Other service income	139,135	
Income from specific transactions	**121,414**	
Income from specific financial derivatives	120,302	
Income from other specific transactions	1,112	
Income from other business activities	**150,886**	
Gains on foreign exchange	10,439	
Gains on sale of government bonds, etc.	124,773	
Income from financial derivatives	15,110	
Income from other business activities	562	
Other ordinary income	**86,498**	
Gains on sale of shares, etc.	54,196	
Income from management of trust of money	1,810	
Other ordinary income	30,490	
Ordinary expenses		**3,313,512**
Fund raising expenses	**716,677**	
Interest on deposits	323,249	
Interest on certificates of deposit	14,430	
Interest on call money	8,807	
Interest on repos sold	17,379	
Interest on bills sold	1,253	
Interest on commercial paper	970	
Interest on borrowed money and rediscounts	136,900	
Interest on bonds	31,187	
Amortization of bond discount	50	
Interest on convertible bonds	97	
Other interest expenses	182,350	
Expenses of service transactions, etc.	**74,373**	
Exchange fees and commissions paid	20,634	
Other service expenses	53,738	

Expenses of specific transactions	**125**	
Expenses of trading account securities	107	
Expenses of specific transaction securities	17	
Expenses of other business activities	**60,445**	
Losses on sale of government bonds, etc.	50,522	
Losses from redemption of government bonds, etc.	1,985	
Devaluation of government bonds, etc.	5,704	
Amortization of bond issue expenses	2,161	
Expenses of other business activities	71	
General and administrative expenses	**669,775**	
Other ordinary expenses	**1,765,115**	
Amount transferred to reserve for possible loan losses	1,158,947	
Write-off of loans	283,895	
Amount transferred to reserve for possible losses from sale of claims	37,034	
Losses on sale of shares, etc.	54,300	
Devaluation of shares, etc.	130,585	
Losses from management of trust of money	1,867	
Other ordinary expenses	98,485	
Ordinary loss		**522,106**
Extraordinary income		**26,783**
Gains on disposition of premises and equipment	4,360	
Recoveries of debts written off	258	
Other extraordinary income	22,164	
Extraordinary losses		**41,314**
Losses on disposition of premises and equipment	18,562	
Other extraordinary losses	22,752	
Loss before income taxes		**536,637**
Corporate, inhabitant and enterprise taxes		**32,737**
Adjustment to corporate tax, etc.		**(-) 246,522**
Net loss		**322,852**
Retained earnings brought forward from the previous year		**68,994**
Unappropriated retained earnings acquired upon merger		**114,169**
Transfer back from revaluation difference		**59,967**
Amount set aside as legal reserve		**241,421**
Unappropriated retained earnings at the end of the year		**161,699**

Notes:

1. Amounts are stated by disregarding the fractions of ¥1 million.

2. Total revenues from transactions with subsidiaries: ¥257,748 million

   Total expenses from transactions with subsidiaries: ¥197,053 million

3. The Bank reports incomes and losses from transactions for the purpose of specific transactions as "income from specific transactions" and "expenses of specific transactions" on the statement of income, on the basis of prices when the deals were made.

   Income from specific transactions and expenses of specific transactions are stated by adding interest received and paid, etc. during the business year and, with regard to securities, money debts, etc., the difference of income or losses evaluated at the end of the current year from those at the end of the previous year and, with regard to derivatives, the difference of the amount equivalent to income or losses from deemed settlement thereof at the end of the current year from that at the end of the previous year.

4. Other ordinary income includes income of ¥7,715 million from the creation of a trust fund relating to the retirement benefit trust.

5. Other extraordinary income comprises of dividends in liquidation of subsidiaries.

6. Other extraordinary losses are the amount of expenses to treat the difference upon restatement of the accounts as a result of the application of retirement benefit accounting (¥20,167 million) and losses on retirement of software, etc. (¥2,584 million).

1ST BUSINESS YEAR
PROPOSED STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings	**161,699,569,643**
Transfer back from voluntary reserves	**12,145,600**
Transfer back from reserve for loss from overseas investment, etc.	12,145,600
Total:	**161,711,715,243**
Appropriation of retained earnings	**37,349,565,924**
Dividends on the 1st type 1 preference shares (¥10.50 per share)	703,500,000
Dividends on the 2nd type 1 preference shares (¥28.50 per share)	2,850,000,000
Dividends on type 5 preference shares (¥13.70 per share)	10,960,000,000
Dividends on ordinary shares (¥4 per share)	22,835,959,344
Voluntary reserves	106,580
Reserve for loss from overseas investment, etc.	106,580
Retained earnings to be brought forward to the next year	**124,362,149,319**

Copy of Accounts Auditor's Audit Report

AUDIT REPORT

May 20, 2002

Mr. Yoshifumi Nishikawa, President & CEO
Sumitomo Mitsui Banking Corporation

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan", this firm has audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed statement of appropriation of retained earnings and the accompanying detailed statements (to the extent they relate to accounting) for the 1st business year of Sumitomo Mitsui Banking Corporation (the "Bank"), covering the period from April 1, 2001 to March 31, 2002. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Bank as we deemed necessary.

As a result of such audit, this firm is of the opinion:

(1) That such balance sheet and statement of income present fairly the state of property and profit and loss of the Bank in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Bank in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed statement of appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Bank and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Asahi & Co.

By Shigeru Iwamoto (seal)
Certified Public Accountant
Participating Partner

By Masami Daito (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hiroyuki Takanami (seal)
Certified Public Accountant
Participating Partner

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

May 22, 2002

Mr. Yoshifumi Nishikawa, President & CEO
Sumitomo Mitsui Banking Corporation

We, the Board of Statutory Auditors of the Bank, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 1st business year from April 1, 2001 to March 31, 2002 and upon deliberation thereon, hereby unanimously report as follows:

1. Outline of the method of audit Statutory Auditors:

Each of the Statutory Auditors in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports relating to the business operations, inspected important decision documents, etc., made investigations from time to time at the business offices, required subsidiaries to render reports on their business operations whenever necessary, and required the accounts auditors to render reports and opinions on audit. We also examined the accounting documents, etc.

2. Results of audit:

(1) The method and results of the audit made by the accounts auditors, Asahi & Co. are found to be proper.

(2) The business report is found to present fairly the state of the Bank in accordance with the laws, regulations and the Articles of Incorporation.

(3) The proposed statement of appropriation of retained earnings is found to have nothing to be remarked in the light of the state of property of the Bank and other circumstances.

(4) The accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be remarked.

(5) In connection with the performance by Directors of their duties, including their duties with regard to the subsidiaries, no material fact of dishonest act or violation of the laws, regulations or the Articles of Incorporation is found to exist.

With respect to any competitive transaction by Directors, transaction involving conflicting interests between Directors and the Bank, gratuitous offering of proprietary profits by the Bank, transaction not customary in nature between the Bank and its subsidiaries or shareholders, acquisition and disposition by the Bank of its own shares, etc., we conducted audits in accordance with the method of audit mentioned above and, if necessary, by investigating the state of such transaction concerned, or otherwise. As a result, we find no breach of duties on the part of the Directors.

Sumitomo Mitsui Banking Corporation
Board of Statutory Auditors

By Hiroshi Kii (seal)
(Full-time)
Standing Statutory Auditor

By Toyosaburo Hirano (seal)
(Full-time)
Standing Statutory Auditor

By Tomoyuki Watanabe (seal)
(Full-time)
Standing Statutory Auditor

By Gaishi Hiraiwa (seal)
Statutory Auditor

By Katsuya Onishi (seal)
Statutory Auditor

By Josei Ito (seal)
Statutory Auditor

By Yasutaka Okamura (seal)
Statutory Auditor

The Progress Report on Strengthening the Financial Base of Sumitomo Mitsui Banking Corporation

TOKYO, July 31, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today the submission of "Progress Report on Strengthening the Financial Base of SMBC (the 'Report')" to Financial Services Agency ('FSA').

The Report is for the updates on the progress of "Plan for the Strengthening of the Financial Base (the 'Plan')", which was submitted for an application of public funds in March 1999 and revised when former Sakura Bank and former Sumitomo Bank jointly applied to FSA for the merger in December 2000.

The main contents of the Report are as follows:

1. Overview of FY 2001 financial results
2. Strategy development in each business segment
3. Progress of restructuring plan
4. Progress of disposal of problem assets
5. Progress of domestic lending
6. Factors making the bottom line of FY 2001 30% or more below the Plan and the action plan for FY 2002 and beyond

Regarding the financial results for FY2001, the banking profit (excluding transfer to general reserve for possible loan losses) exceeded the target in the Plan by 483.4 billion yen due to the significant increase in the gross banking profit and steady cost reduction.As a result, ROE (banking profit basis) was 33.95%, well above the original target of 15.60% in the Plan. However, the significant increase in total credit cost due to the acceleration of workout resulted in net loss of 322.8 billion yen, which was below the Plan.

Responding aforementioned situation, SMBC in going to implement the following measures so as to restore its retained earnings and maintain its resources for the payment and retirement of public funds (preferred stock).

1. Further cost reduction through additional restructuring initiatives
2. Strengthening of asset quality by acceleration of workout
3. Accumulation of retained earnings through reduction of payouts

After incorporating aforementioned initiatives, the Plan submitted is revised as follows:

Trend and Plan of Income

(Plans only reflect effects from initiatives to strengthen the Bank's earning base described earlier)

	FY2002 Plan	FY2003 Plan	FY2004 Plan
(Income)			(billions of yen)
Banking Profit *1	850.0	935.0	1,030.0
Gross Banking Profit	1,500.0	1,560.0	1,630.0
Expenses	650.0	625.0	600.0
Personnel	258.5	254.3	239.3
Non-personnel	357.7	336.9	326.9
Total Credit Cost	500.0	370.0	230.0
Gains and Losses on Stocks	(70.0)	-	-
Operating Profit	230.0	535.0	770.0
Net Income	80.0	252.0	420.0
(Stockholders' Equity)			(billions of yen)
Total Stockholders' Equity	3,281.1	3,465.7	3,825.5
Retained Earnings (Including Capital Surplus)	787.9	986.7	1,348.8
Evaluation Excess of "Other Securities"	(256.0)	(256.0)	(256.0)
(Dividend)			(billions of yen)
Dividend (Including Interim Dividends)	37.3	60.1	60.1
Dividend per Share (Common Stock, yen)	4.0	8.0	8.0
Payout ratio	34.81%	19.2%	11.25%
(Financial Indicator)			(%)
Total Cost of Funding	2.21	2.32	2.45
Expense Ratio	0.98	0.94	0.90
Personnel	0.39	0.38	0.36
Non-personnel	0.54	0.51	0.49
Overall Interest Spread	0.53	0.61	0.68
Interest Spread	0.77	0.86	0.99
ROE(Banking Profit * / Stockholders' Equity<average balance>)	26.24	27.72	28.25
ROA(Banking Profit * / Total Assets<average balance>)	0.89	0.99	1.10
Capital Ratio (Consolidated)	10.50	10.76	11.32

*1 Excluding Transfer to General Reserve for Possible Loan Losses.

*2 Do not include effects on redemption of preferred stock held by the government.

*3 Dividend per common stock from FY03 is 8 yen following the Plan for Strengthening the Financial Base of the Bank.

Restructuring Plan

	Mar 31, 03 Plan	Mar 31, 04 Plan	Mar 31, 05 Plan
Employees *1	23,500	22,100	20,600
Domestic Branches *2	401	401	401

*1 Registered base. Excluding contract employees and temporary recruits.

*2 Excluding sub-branches, agencies and virtual branches.

(millions of yen)

	Mar 31, 03 Plan	Mar 31, 04 Plan	Mar 31, 05 Plan
Personnel Expenses	258,500	254,300	239,300
Salary and Remuneration	209,700	206,000	193,000
Non-personnel Expenses	357,700	336,900	326,900
System related cost *	94,800	90,200	87,900
Excluding System related cost	262,900	246,700	239,000

* Including leasing expenses and other related costs.

Progress Report on Strengthening the Financial Base of the Bank

(Digest version of the original Japanese Report)

July 2002

Sumitomo Mitsui Banking Corporation

Table of Contents

1. Overview of FY2001 financial results

Financial results for FY2001 are shown on table (1-1) "Trend and Plan of Income".

[Gross Banking Profit]

Gross banking profit increased by 350.3 billion yen to 1,853.5 billion yen. Excluding gains on bonds, gross banking profit increased by 292.4 billion yen to 1,786.9 billion yen.

This was primarily because of a 235.8 billion yen increase in net interest income, due to the good performance in foreign currency ALM operations as a result of a decline in U.S. dollar based interest rates, and dividends from overseas subsidiaries, etc.

[Expenses]

Expenses fell year-over-year by 30.0 billion yen to 670.1 billion yen, despite the rise in systems integration expenses due to the merger. In more detail, personnel expenses decreased by 22.2 billion yen, largely due to a reduction in headcount. Integration of branches both within Japan and overseas and a revision in procurement practices enabled a 4.0 billion yen decrease in non-personnel expenses.

[Banking Profit]

As a result of the two factors above, banking profit (excluding transfer to general reserve for possible loan losses) was 1,183.4 billion yen, a significant year-over-year rise of 380.3 billion yen.

[Non-Recurring Gains and Losses]

Total credit cost was 1,543.1 billion yen, year-over-year rise of 724.0 billion yen. Total credit cost consisted of 1,038.6 billion yen in credit cost (excluding transfer to general reserve for possible loan losses) and 504.5 billion yen transfer to general reserve for possible loan losses.

Regarding gains and losses on stocks, there were net losses of 130.7 billion yen. This reflected gains on sale of stocks of 54.2 billion yen, losses on sale of stocks of 54.3 billion yen, making a net loss of 0.1 billion yen, and 130.6 billion yen in losses on devaluation of stocks which were based on the impairment rule.

Additionally, the enterprise taxes by local governments (Tokyo and Osaka) were 30.0 billion yen.

[Operating Profit]

All of the above items added up to an operating loss of 522.1 billion yen, a profit decrease of 881.2 billion yen from last fiscal year.

[Extraordinary Gains and Losses]

A net loss of 14.2 billion yen was reported for gains and losses on disposition of premises and equipment. This was due to the restructuring measures and advanced action to realize merger benefits, such as, the closure of branches and abolishment of corporate housing for employees. Related costs of losses on sales, losses related to their restoration or disposition amounted to 14.2 billion yen.

In addition, a 20.2 billion yen loss was reported for the amortization of net transition obligation from the initial application of the new accounting standard for employee retirement benefits.

[Net Income]

Looking at the bottom line, net loss was 322.8 billion yen, which fell short of the original target in the Plan (210.0 billion yen). Banking profit (excluding transfer to general reserve for possible loan losses) exceeded the Plan by 483.4 billion yen due to the large increase in gross banking profit and reduction in expenses, and pushed the ROE (banking profit / stockholders' equity) up to 33.95%. This is a large increase compared to the original target in the Plan (15.60%). However on the other hand, total credit cost largely increased due to the aggressive measures to resolve the asset quality problem.

Going forward, the Bank will increase retained earnings by expense reduction through additional restructuring and restriction of payouts, etc.

[Consolidated Financial Results]

The Bank determines the scope of consolidation based on the level of effective control and material influence on a company. The Bank had 144 consolidated subsidiaries and 38 affiliated companies accounted for by the equity method in FY2001.

Consolidated operating profit decreased by 1,075.2 billion yen from the previous year to a loss of 580.6 billion yen, and consolidated net income also decreased by 596.3 billion yen to a loss of 463.9 billion yen.

[Capital Ratio]

The consolidated capital ratio as of March 31, 2002 was 10.45% (table 2).

2. Overview of the Progress of Strengthening the Financial Base of the Bank

(1) Strategy Development in Each Business Segment

(i) Consumer Banking

Topics:

[Asset Building Customers]

- Number of branches with "Money Consulting Desk (MC Desk)" as of March-end, 2002: 240 (increase of 101 branches from September-end, 2001)
- Establishment of "MC Direct", in which the Bank offers consulting services via the internet and telephone, in order to serve customers who cannot easily visit our branches.

[High Net Worth and Investing Customers]

- Current number of "Asset Management Plaza" outlets: 64 (as of March-end, 2002: 21)
- Line-up of investment trusts as of March-end, 2002: 54
- Sales of investment trusts to consumer clients grew steadily. Outstanding balance as of March-end, 2002: 1,485.3 billion yen

[Mass Retail Customers]

- Number of customers signed up to remote channel services as of March-end, 2002: 4,650 thousand
- Number of monthly transactions through remote channels in March-2002: 2,430 thousand
- Number of @BANK ATMs in the convenience store "am/pm" as of March-end, 2002: 1,136

[Over-the-counter sales of Insurance Products]

- The Bank started selling long-term fire insurance and overseas travelers' personal accident insurance, as a result of the partial lifting of the ban on the sale of insurance products by banks in April 2001.
- In preparing for the enlargement of the sales of life insurance products by banks scheduled in October 2002, the Bank entered an alliance with Sumitomo Life Insurance Company and Mitsui Mutual Life Insurance Company in July 2001, and with Nippon Life Insurance Company on December 2001, regarding policyholders' loan services on Life Insurance Cards.

(ii) Middle Market Banking

Topics:

- The Business Reengineering Dept. was established under the Business Promotion Dept. to better respond to customers' growing potential needs for business reengineering by providing various financial solutions.

- Responding to the expansion of B2B/B2C e-commerce, Financial Link Company, Limited was established in May 2002 as a strategic subsidiary that will offer one-stop comprehensive financial services for the SMBC group, such as, outsourcing of settlement processing and fund administration for corporate customers.

(iii) International Banking

Topics:

- In May 2002, in order to efficiently exploit the money flow within Asia, the Bank established the Taipei Branch in Taiwan, where the bank formerly had no operation.
- The Bank is filing an application for the establishment of the Beijing Branch to Chinese authorities, which is currently under their review.

(iv) Investment Banking

Topics:

[Debt Capital Markets]

- In FY2001, syndicated loans arranged by the Bank increased by 180% (based on number of deals) and 140% (based on amount of arrangements)

[Wholesale Securities Business]

- Daiwa Securities SMBC was ranked No. 1 in the domestic Straight Bond league table.
- Non-consolidated ordinary income of Daiwa Securities SMBC in FY2001 was 13.2 billion yen, mainly due to the sluggish stock market.
- Responding to the customers' increasing needs to sell various assets concurrent with corporate reorganization and balance sheet restructuring, Daiwa Securities SMBC established "Daiwa Securities SMBC Principal Investments" in September 2001, in order to expand the capital for investment and scope of investment assets.

(v) Asset Management Business

- Based on the basic agreement to enter a comprehensive alliance between Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Co., Ltd. and the Bank, the asset management subsidiary of each company, namely MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD, Sumitomo Life Investment Co., Ltd., Sumisei Global Investment Trust Management Co., Ltd., MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD, and SAKURA INVESTMENT MANAGEMENT CO., LTD. respectively, are planning to merge in December 2002 to form Sumitomo Mitsui Asset Management Company, Limited.

(vi) Subsidiaries and Affiliates

The following are major subsidiaries and affiliates integrated in FY2001:

[March 2001] - Sakura Capital and SB Investment merged to form SMBC Capital.

- Sakura Institute of Research and JRI Business Consulting merged to form SMBC Consulting. At the same time, Sakura Institute of Research transferred its research division to Japan Research Institute.
- Sakura Securities transferred its business to Daiwa Securities SB Capital Markets (Daiwa SBCM), and Daiwa SBCM changed its corporate name to Daiwa Securities SMBC.

[May 2001] - Sakura Leasing became a subsidiary of SB Leasing (changed its corporate name to SMBC Leasing in September) to unify the leasing business.

[July 2001] - Sumitomo Credit Service changed its corporate name to Sumitomo Mitsui Card (in April), and integrated the Sakura Card's UC Card business.

[Sep. 2001] - Sumigin General Finance and Sakura Factors integrated their factoring business and changed their respective corporate name to SMBC Finance and SMBC Factors.

[Oct. 2001] - SMBC Consulting separated its consulting business and integrated it with Japan Research Institute.

[March 2002] - The Bank absorbed SMBC Property Management Service.

(2) Progress of Restructuring Plan

[Expenses]

Expenses in fiscal year 2001 fell year-over-year by 30.0 billion yen to 670.1 billion yen, 57.9 billion yen lower than the target of 728.0 billion yen. The Bank achieved this reduction in expenses by various measures including a reduction in headcount, the integration of both domestic and overseas branches, and a reduction of operating expenses by the revision of procurement practices through merger. Personnel expenses decreased by 22.2 billion yen to 271.8 billion yen owing to freezing the basic wage over six consecutive years, a reduction in employees by curbing new recruitment, and a 10% reduction in the bonus fund for the 2nd half of fiscal year 2001. In addition, the Bank further reduced the remuneration for directors in January 2002. Despite the rise of 16.6 billion yen in IT systems integration-related expenses accompanying the merger, non-personnel expenses decreased by 4.0 billion yen to 366.6 billion yen owing to the integration of overlapping branches both within Japan and overseas, and a revision in procurement practices.

[The Number of Directors and Employees]

The number of directors as of March 31, 2002 stood at 33, a decrease by 5 compared to last fiscal year end, below the target of 38. In addition, the Bank reduced 12 directors and abolished the advisor system in June 2002.

The number of employees stood at 25,027, well below the target of 26,200 by 1,173 due to the control of new recruitment and the introduction of an early retirement incentive plan.

[The Number of Branches]

The number of domestic branches as of March 31, 2002 was reduced by 14 during the fiscal year to 564, exceeding the target of 573 by 9 branches. To accelerate the rationalization of the domestic branch network, certain branches serving overlapping areas were integrated in one location, which resulted in a further net reduction of 20 branches. Including these consolidations, the domestic branch network was reduced by a total of 34 branches during the fiscal year. Overseas, the integration of 12 overlapping branches was completed, thereby reducing the overseas branch network to 21 branches, exceeding the target of 23.

(3) Progress of disposal of problem assets

Total credit cost for fiscal year 2001 was 1,543.1 billion yen including transfer to general reserve for possible loan losses, and increased significantly compared to the projection in the Plan (200.0 billion yen).

Major factors for this increase are as follows:

- the credit cost for the deterioration in the borrowers' financial condition and a decline in collateral value, etc., under the current deflationary economy
- the credit cost for the acceleration of workouts
- the credit cost to cope with the potential risk on claims to Borrowers Requiring Caution by reexamining obligor's grading considering the more recent deterioration of assets under the current economic conditions, and increase of general reserve ratio reflecting the recent default ratio for Borrowers Requiring Caution

Meanwhile, the Bank forgave 24.7 billion yen of loans to 4 companies in consideration of economic rationality, clarification of responsibility of borrowers' senior management, and social impact.

As for the results of the progress of off-balancing in FY2001, the total amount off-balanced was approximately 1,280 billion yen by write-offs of loans and loan sales to the secondary market, etc.

(4) Progress of domestic lending

[Results in FY2001]

Balance of domestic loans (excluding impact loans) at March 31, 2002, increased 6.3 billion yen, compared to March 31, 2001. As for the breakdown of corporate scale, loans to large- and medium-sized corporations grew by 795.9 billion yen mainly due to the increase of loans to governmental organizations, while loans to individuals and small companies declined by 28.1 billion yen, and 761.5 billion yen, respectively.

The outstanding balance of loans to small- and medium-sized companies at March 31, 2002 grew by 827.5 billion yen from September 30, 2001 due to the implementation of a wide range of actions; however, the Bank fell short of the target for the annual increase projection (50 billion yen increase). This was primarily because of weak demand for loans amid a continued sluggish macro economy, a tendency toward a reduction of debts through restructuring efforts by large corporations and its subsidiaries to shore up the financial condition, collection of problem assets for early disposition as one of the Bank's important management strategies, and consolidation of the Bank's affiliates and subsidiaries. Of these factors, approximately 450.0 billion yen was due to the reduction of debts through restructuring efforts by large corporations and subsidiaries to shore up the financial condition, as shifting of subsidiaries' debts to parent companies and repayment of debts by financing from group finance companies are seen.

[Measures taken in the Second Half of FY2001 to increase loans to small- and medium-sized companies]

(i) Middle Market

<Promotion>

The Bank has 272 Corporate Business Offices, which mainly serve small- and medium-sized companies. The mission of Corporate Business Offices is to deepen the relationships with our current customers and to develop new ones. Especially, to strengthen the ability to develop new customers, the Bank appointed 295 specialized officers. Also, the Bank established two strategic Corporate Business Offices (with 24 officers) in Tokyo and Osaka Headquarters that are specialized in developing new customers.

<Actual measures taken in Second Half of FY2001 to accomplish the lending target>

a. Lending to new customers

The Bank listed up 9,600 small- and medium-sized blue-chip companies that currently have

no relationship with the Bank, and made an effort to make new loans to them. As a result, the Bank made new loans by approximately 100.0 billion yen.

b. New loans to high growth enterprises

The Bank seeks to deepen the relationship with companies that belong to business areas with high growth potential by utilizing the resources of New Business Promotion Department. The Bank emphasizes business with "Selected Growth Enterprises (SGE)" and designated increased efforts to some of the growth companies. As a result, the Bank made approximately 20.0 billion yen of loans to such SGEs.

c. Establishment of "Special Fund"

The Bank established the "Special Fund" in the second half of FY2001, which aimed to flexibly respond to the loan demand from small- and medium-sized companies by setting the interest rates flexibly. The Bank made approximately 230.0 billion yen of loans by drawing on the fund.

d. Promoting small-lot unsecured loans

The Bank expanded the scope of "Small-lot unsecured loan fund" to new customers, and newly started it as "Loans for superior small- and medium-sized companies." The Loan together with the former "Small-lot unsecured loan fund" amounted to approximately 35.0 billion yen.

(ii) Small Market

<Promotion>

The Bank established the "Business Support Office" in 105 locations to specialize in serving small-sized corporate customers. There, the Bank offers loans guaranteed by Credit Guarantee Association and Small-lot unsecured loans. Also, the Bank established the Business Owner Banking Department in Tokyo and Osaka to support the promotion of small business transactions and to develop new products for them. The department is also focusing on business with franchise chains (such as convenience stores) to which the Bank could offer tailor-made "Franchise tie-up loan".

<Actual measures taken in Second Half of FY2001 to accomplish the lending target>

a. Expansion of the channel network

By utilizing "Value Door," an Internet-based delivery channel for corporate customers, the Bank efficiently offers various financial solutions to the small corporate market. The Bank

acquired approximately 10 thousand contracts of "Value Door" in the second half of FY2001.

b. Improvement of small-lot standardized loan product

The Bank improved the characteristic of "Business Select Loan" in late January 2002, and re-launched it as "New Business Select Loan." In detail, the maximum amount of loan was raised from 30 million to 50 million, and the maximum term of loan was extended from 2 years to 5 years. In addition, the Bank actively advertised this product through TV and newspapers. As a result, the Bank made loans to approximately 1,000 customers within 2 months, from January-end to March.

c. Promotion of "Franchise tie-up loan"

By making alliances with leading franchise chains, the Bank makes tie-up loans to franchisees and distributing agents to respond to their funding needs. In the second half of FY2001, the Bank made such loans to approximately 140 customers, partly supported by the improved internal credit authorization process.

(iii) Others

Regarding the 3rd CLO by the Tokyo Metropolitan Government, the Bank acted as an arranger and made approximately 50.0 billion yen of arrangement.

(5) Factors making the bottom line of FY2001 30% or more below the Plan and the action plan for FY2002 and beyond

[Factors making the bottom line of FY2001 below the Plan]

The bottom line of FY2001 was a net loss of 322.8 billion yen which was 30% or more below the Plan (projection in the Plan: net income of 210.0 billion yen), despite the banking profit (excluding transfer to general reserve for possible loan losses) having significantly increased by 483.4 billion yen from the Plan to 1,183.4 billion yen caused by the increase in the gross banking profit and the steady cost reduction. The major factor for the net loss was the credit cost (including transfer to general reserve for possible loan losses) of 1,543.1 billion yen, 1,343.1 billion yen larger than the projection in the Plan. There were two reasons for the increase in the credit cost: (1) the unexpected deterioration of economic conditions, as seen in the deterioration of borrowers' financial condition and the decline in real estate collateral value under the ongoing deflation, (2) the Bank's proactive approach to further accelerate the workout of problem assets according to the government's initiative for the acceleration of the resolution of problem assets along with the Emergency Economic Package and the "Front Loaded Reform Program."

(i) The credit cost to cope with the potential risk on claims to Borrowers Requiring Caution: approximately 900 billion yen

In order to cope with the potential risk on claims to borrowers requiring caution, the Bank reexamined the category of borrowers reflecting current economic conditions and the deterioration of assets, and raised the reserve ratio reflecting the recent credit loss experience and corporate bankruptcies etc.

Regarding the reexamination of the category of borrowers, the Bank reviewed borrowers experiencing significant deterioration of their market reputation by analyzing the borrowers' recent business and financial condition in detail and the signals from the market. After the reexamination, the Bank recognized sufficient write-offs and reserves required for the future workout of those borrowers.

The Bank has emphasized actions promoting the borrowers' revitalization and reorganization in FY2001. More precisely, for borrowers categorized as potentially bankrupt borrowers, the Bank asked them to submit a drastic restructuring plan compliant to the market principles such as "The Guideline for multi-creditor out-of-court workouts" and recognized the potential credit cost in FY2001 such as the cost of corporate reorganization (including the costs associated with workout). On the other hand, borrowers requiring caution whose financial condition is not bad enough to be categorized as potentially bankrupt but have financial difficulties and meet certain conditions, the Bank categorized them as "substandard" and set aside sufficient reserves. As a result of the aforementioned actions, the Bank recognized approximately 550 billion yen of credit cost by completing sufficient write-offs and setting aside sufficient reserves for the borrowers from whom the Bank could incur some credit losses.

As for general reserves, the Bank raised the reserve ratio by reflecting the recent credit loss experience and bankruptcies, and recognized approximately 350 billion yen of credit cost for FY2001.

(ii) The credit cost for the acceleration of workout and other credit costs: approximately 650 billion yen

The Bank recognized a total of approximately 650 billion yen in credit cost consisting of two factors: (1) the credit cost for the deterioration of borrowers' financial condition and the decline of collateral value caused by a downturn in the economic environment ("other credit costs"), (2) the credit cost associated with the acceleration of workouts. Of that amount, approximately 250 billion yen was related to the cost associated with the actions dealing with borrowers categorized as potentially bankrupt or below.

<Breakdown of the credit costs for FY2001>

(Billions of yen)

Acceleration of workouts and others		650
	Actions dealing with borrowers categorized as potentially bankrupt or below, etc.	250
Actions for the potential risk on claims to borrowers requiring caution		900
	Reexamination of the category of borrowers	550
	Raising reserve ratio	350
Total		1,550

[ROE (Banking Profit / Stockholders' Equity)]

Gross banking profit in FY2001 was 1,853.5 billion yen, exceeding the original target in the Plan by 425.5 billion yen. This was primarily because of an increase in net interest income, due to the good performance in foreign currency ALM operations as a result of a decline in U.S. dollar based interest rates, and dividends from overseas subsidiaries, etc. Expenses were 670.1 billion yen, 57.9 billion yen smaller than the original target in the Plan. In detail, personnel expenses decreased due to an accelerated reduction in headcount and bonus cut. Non-personnel expenses decreased due to the integration of branches and a revision in procurement practices. As a result, banking profit (excluding transfer to general reserve for possible loan losses) was 1,183.4 billion yen, which exceeded the original target in the Plan by 483.4 billion yen. ROE (banking profit / stockholders' equity) was 33.95%, well above the original target of 15.60% in the Plan.

[Initiatives to Strengthen the Bank's Earning Base]

As mentioned above, the Bank's net income in FY2001 was 30% or more below the target because of the acceleration in the workout of the problem assets. Responding to this result, the Bank intends to implement the following measures, so as to restore its retained earnings and maintain its resources for the repayment of public funds (preferred stock).

(i) Further Cost Reduction through Additional Restructuring Initiatives

a. Additional streamlining of workforce

By March 31, 2005, the Bank plans to reduce the headcount to 20,600, a reduction of 2,600 more than the target of 23,200 by streamlining administrative sections and reducing additional domestic branches.

b. Further integration of domestic branches

The Bank plans to reduce the number of domestic branches to 401, a reduction of 69 more branches than the target, by upgrading and expanding remote-channels like convenience store ATMs or Internet banking, to preserve and enhance customer convenience.

The Bank had originally planned to integrate overlapping branches from fiscal year 2002 to 2003 after the completion of systems integration in July 2002. But, to realize merger benefits earlier, the Bank now plans to complete the integration of 143 branches in this fiscal year by bringing together certain branches serving overlapping areas into one location.

The number of domestic branches reduced in this fiscal year is expected to be 163 including 20 branches consolidated into another branch in FY2001.

c. Efficient use of facilities

The Bank plans to manage more efficiently office space, by terminating the lease or selling of properties that are released as surplus through the streamlining of the workforce. The Bank terminated the lease of the Kudan head office, the former head office of the Sakura Bank, in FY2001.

d. Other actions

The Bank has already cut a large number of ordinary expenses by a broad-based revision in procurement practices aimed at realizing merger benefits, and plans to keep reviewing cost-cutting measures to achieve optimal operational efficiency.

Due to these additional restructuring initiatives, total annual expenses in coming years are expected to be 650.0 billion yen in FY2002 (a reduction of 65.0 billion yen more than the target), 625.0 billion yen in FY2003 (a reduction of 65.0 billion yen more than the target), and 600.0 billion yen in FY2004 (a reduction of 80.0 billion yen more than the target). The Bank plans to achieve a 267.9 billion yen reduction in a total of 4 years compared with the target (annual expenses in FY2001 were 670.1 billion yen, a reduction of 57.9 billion yen more than the target).

<Effect of additional restructuring initiatives>

(Billions of yen)

Item	Action	Cumulative effect for 4 years
(a) Streamlining of workforce	To reduce an additional 2,600 in the headcount by March 31, 2005.	(97.1)
(b) Further integration of domestic branches	To reduce an additional 69 domestic branches. To complete the integration of 163 domestic branches in FY2002.	(15.1)
(c) Efficient use of facilities	To terminate the lease or to sell office space/ properties released as surplus from other streamlining measures.	(11.0)
(d) Other actions	To reduce procurement expense to improve operational efficiency.	(144.7)
Total		(267.9)

(ii) Strengthening asset quality by acceleration of workout

Under the current economic condition of ongoing deflation, the Bank assumes that the recognition of further credit cost derived from a decline of collateral value and a deterioration of the borrowers' financial condition is inevitable.

Based on this evaluation for the business environment and the fact that FY2002 and FY2003 are regarded as "an intensive period set aside for the resolution of the asset quality problem", the Bank plans to spend two years for the resolution of the asset quality problem through some actions, including the acceleration of workouts for borrowers categorized as Potentially Bankrupt or below, and plans to contain the credit cost (including transfer to general reserve for possible loan losses) to within so-called "normal" levels in FY2004.

Based on the aforementioned policy, the Bank projects the credit costs from FY2002 to FY2004 will be as follows: FY2002 to be 500 billion yen (projection in the Plan: 200 billion yen), FY2003 to be 370 billion yen (projection in the Plan: 150 billion yen) and FY2004 to be 230 billion yen (projection in the Plan: 150 billion yen) about half that of FY2002.

(iii) Accumulation of Retained Earnings through reduction of payouts

Following our policy on dividend payments described in the Plan for Strengthening the

Financial Base of the Bank, we determine the amount of dividend based on a payout ratio in the case that we are assured after-tax profit is maintained at about 200 billion yen, which we deem appropriate.

As the bottom line for FY2001 decreased significantly, in view of reduced payouts, we have determined the amount of dividend payment at 4 yen per common stock, a 2 yen decrease from the previous year (original plan: 6 yen per common stock).

We plan to maintain our dividend payment per common stock at 4 yen for the current fiscal year, which will be a 3 yen decrease from the original plan, considering that it is essential for us to accumulate retained earnings to secure a stable financial condition under the recent severe business environment, such as, the ongoing deflation.

(iv) Financial forecast of FY2002

The Bank projects a banking profit (excluding transfer to general reserves for possible loans losses) of 850.0 billion yen, which will exceed the initial Plan for Strengthening the Financial Base of the Bank, by 80.0 billion yen. The projection of ROE in banking profit (excluding transfer to general reserve) is 26.24%, exceeding the initial projection of 16.29%.

However, assuming continued deflation and an intensive period for the resolution of the asset quality problem, the Bank plans to continue proactive measures for the workout of problem assets. Then, the Bank expects the total credit cost for FY2002 will be 500.0 billion yen, exceeding the initial projection by 300.0 billion yen.

Accordingly, on 24 May, the Bank announced net income of 80.0 billion yen, a 175.0 billion yen decrease from the initial projection.

In addition to these factors mentioned above, the following are the factors for the revised projection in FY 2002, compared to the initial projection in the Plan for Strengthening the Financial Base of the Bank.

a. Increase in gross banking profit (15.0 billion yen increase from the initial projection)

The bank projects a 15.0 billion increase, mainly due to the steady performance of ALM operation in Treasury unit, capitalizing on the recent favorable interest rate conditions in the U.S. The Bank also reviewed the projection, taking current macroeconomic conditions and interest rates into consideration.

b. Deterioration of gains (losses) on stocks (70.0 billion yen decline from the initial projection)

At the timing of compiling the Plan, the Bank projected zero gains (losses) on stocks on a net basis, based on the assumption of the stock prices (Nikkei average 15,747 yen) and level of unrealized gains (losses) on stocks at that time. As of March 31, 2002, net unrealized losses

on stocks were around 500 billion yen due to the decline of stock prices (closing price of Nikkei average 11,024 yen as of March 31, 2002). Accordingly, the Bank projects a 70.0 billion yen in net losses on stocks for FY2002, considering the upcoming new regulation limiting bank stockholdings, the current level of stock prices, and unrealized gains (losses) on stocks.

[Outlook for the amount of Retained Earnings and redemption of preferred stock held by the government]

The figures in the Plan for Strengthening the Financial Base of the Bank (for FY2002 - FY2004), which we announced in December 2000, have been revised as shown as below after incorporating the aforementioned initiatives to strengthen the Bank's earning base. The balance of revaluation excess of "other securities" and stockholders' equity is revised based upon the results in FY2001.

Trend and Plan of Income

(Plans only reflect effects from initiatives to strengthen the Bank's earning base described earlier)

	FY2002 Plan	FY2003 Plan	FY2004 Plan
(Income)			(billions of yen)
Banking Profit *1	850.0	935.0	1,030.0
Gross Banking Profit	1,500.0	1,560.0	1,630.0
Expenses	650.0	625.0	600.0
Personnel	258.5	254.3	239.3
Non-personnel	357.7	336.9	326.9
Total Credit Cost	500.0	370.0	230.0
Gains and Losses on Stocks	(70.0)	-	-
Operating Profit	230.0	535.0	770.0
Net Income	80.0	252.0	420.0
(Stockholders' Equity)			(billions of yen)
Total Stockholders' Equity	3,281.1	3,465.7	3,825.5
Retained Earnings (Including Capital Surplus)	787.9	986.7	1,348.8
Evaluation Excess of "Other Securities"	(256.0)	(256.0)	(256.0)
(Dividend)			(billions of yen)
Dividend (Including Interim Dividends)	37.3	60.1	60.1
Dividend per Share (Common Stock, yen)	4.0	8.0	8.0
Payout ratio	34.81%	19.2%	11.25%
(Financial Indicator)			(%)
Total Cost of Funding	2.21	2.32	2.45
Expense Ratio	0.98	0.94	0.90
Personnel	0.39	0.38	0.36
Non-personnel	0.54	0.51	0.49
Overall Interest Spread	0.53	0.61	0.68
Interest Spread	0.77	0.86	0.99
ROE(Banking Profit * / Stockholders' Equity<average balance>)	26.24	27.72	28.25
ROA(Banking Profit * / Total Assets<average balance>)	0.89	0.99	1.10
Capital Ratio (Consolidated)	10.50	10.76	11.32

*1 Excluding Transfer to General Reserve for Possible Loan Losses.

*2 Do not include effects on redemption of preferred stock held by the government.

*3 Dividend per common stock from FY03 is 8 yen following the Plan for Strengthening the Financial Base of the Bank.

Restructuring Plan

	Mar 31, 03 Plan	Mar 31, 04 Plan	Mar 31, 05 Plan
Employees *1	23,500	22,100	20,600
Domestic Branches *2	401	401	401

*1 Registered base. Excluding contract employees and temporary recruits.

*2 Excluding sub-branches, agencies and virtual branches.

(millions of yen)

	Mar 31, 03 Plan	Mar 31, 04 Plan	Mar 31, 05 Plan
Personnel Expenses	258,500	254,300	239,300
Salary and Remuneration	209,700	206,000	193,000
Non-personnel Expenses	357,700	336,900	326,900
System related cost *	94,800	90,200	87,900
Excluding System related cost	262,900	246,700	239,000

* Including leasing expenses and other related costs.

The basic policy on our capital management is to set the first and foremost objective in improving Tier 1 capital in terms of both size and quality through the accumulation of retained earnings with a view of redeeming the preferred stock held by the government as soon as possible.

In the Plan for Strengthening the Financial Base of the Bank, we plan to redeem ¥550 billion of preferred stock in FY2002 - FY2004. However, as we are making haste to decrease our problem assets as one of our priorities and Tier 1 capital may be unstable as it is affected by the trends in the economy and stock market, the Bank, for the time being, prioritize the accumulation of retained earnings based upon our basic policy. Therefore, the redemption of the preferred stock held by the government is not assumed in the figures in following table.

The forecast for the amount of retained earnings, which is a fund for the redemption of preferred stock held by the government amounting 1,301 billion, is as follows. The Bank believes that it is possible to fully redeem the preferred stock held by the government according to the plan, as it can maintain more than ¥700 billion in retained earnings after redeeming the whole preferred stock held by the government in FY2006. The Bank will examine an early redemption of the

preferred stock held by the government considering periodically the economic environment.

<Accumulation of Retained Earnings> *

(billions of yen)

	FY02 Projection	FY03 Plan	FY04 Plan	FY05 Plan	FY06 .Plan
Retained Earnings	787.9	986.7	1,348.8	1,708.7	2,068.6
Capital Surplus	357.6	357.6	357.6	357.6	357.6

* Does not include an effect of redemption of preferred stock held by the government. Figures of FY05 and FY06 are calculated based on the assumption that figures of net income are equal to those in FY04.

Retained Earnings in FY06 amounts to 1,469.6 billion yen even after a deduction of 599.0 billion yen, the amount transferred to retained earnings from legal reserves in March 2002. We project that it is possible to fully redeem preferred stock held by the government.

(Table 1-1)Trend and Plan of Income

	FY99 Actual	FY00 Actual	FY01 Plan	FY01 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>				(billions of yen)	
Total Assets	97,774.7	102,783.1	96,200.0	1,054,650.0	
Loans and Bill Discounted	65,283.1	62,824.0	62,800.0	606,356.0	
Securities	15,105.4	19,635.2	16,100.0	234,263.0	#1
Trading assets	2,254.8	2,060.1	2,250.0	12,570.0	
Deferred Income Taxes <term-end balance>	1,208.1	1,074.6	890.0	17,411.0	#2
Total Liabilities	93,952.3	98,854.9	92,200.0	1,015,121.0	
Deposits, NCD	68,110.1	68,038.9	65,800.0	678,972.0	
Bonds	—	—	—	—	
Trading Liabilities	411.1	362.0	400.0	2,244.0	
Deferred Tax Liabilities	—	—	—	—	
Deferred Tax Liabilities for Land Revaluation <term-end balance>	142.8	130.0	132.0	631.0	#3
Total Stockholders' Equity	4,132.8	4,199.9	4,698.4	31,965.0	
Capital Stock	1,795.5	1,795.5	1,326.6	13,267.0	
Capital Surplus	1,542.6	1,542.6	2,111.5	13,268.0	#4
Other capital surplus			—	3,576.0	#5
Earned Surplus Reserve	227.4	239.1	246.1	—	#5
Retained Earnings			653.3	3,833.0	#6
Land Revaluation Excess	216.3	209.5	210.9	1,004.0	#3
Net Unrealized Losses on Securities	—	—	150.0	(2,980.0)	#7
Treasury Stock	351.0	413.0	—	(3.0)	
(Income)					
Gross Banking Profit	1,433.7	1,503.2	1,428.0	18,535.0	#8
Interest Income	2,755.4	2,275.6	2,187.0	21,930.0	
Interest Expenses	1,541.4	1,034.9	1,017.0	7,165.0	
Net Fees and Commissions	129.4	150.7	157.0	1,653.0	
Net Trading Income	41.2	95.4	53.0	1,213.0	
Net Other Operating Income	49.0	16.4	48.0	904.0	
Gains (Losses) on Bonds	(1.6)	8.7	—	666.0	
Banking Profit before (a)	702.8	803.1	700.0	11,834.0	#10
Banking Profit	678.6	991.7	700.0	6,789.0	
Transfer to General Reserve for Possible Loan Losses ... (a)	24.2	(188.6)	—	5,045.0	#11
Expenses	727.5	700.1	728.0	6,701.0	#9
Personnel	303.7	294.1	294.0	2,718.0	
Non-personnel	386.3	370.6	399.0	3,666.0	
Total Credit Cost	1,106.4	1,007.7	200.0	10,386.0	#11
Gains (Losses) on Stocks	828.4	311.4	—	(1,307.0)	#12
Losses on Devaluation of Stocks	64.0	118.1	—	1,306.0	
Operating Profit	336.4	359.1	445.0	(5,221.0)	#13
Extraordinary Profit	2.9	3.0	—	268.0	
Extraordinary Loss	36.8	89.1	71.0	413.0	
Income Taxes (Current)	10.5	9.4	164.0	327.0	
Income Taxes (Deferred)	*1 186.0	*2 125.7		(2,465.0)	
Net Income	105.9	137.9	210.0	(3,228.0)	#13

(Dividend) (billions of yen, yen, %)

	FY99 Actual	FY00 Actual	FY01 Plan	FY01 Actual	
Distributable Profit	Sakura 114.1 Sumitomo 178.3	Sakura 165.0 Sumitomo 206.7	544.5	4,426.0	
Dividend (including interim dividend)	Sakura 35.6 Sumitomo 18.8	Sakura 35.7 Sumitomo 18.8	48.6	373.0	
Dividend per Share (Common Stock) (yen)	Sakura 6.0 Sumitomo 6.0	Sakura 6.0 Sumitomo 6.0	6.0	4.0	
Dividend Rate (Preferred Stock <Public funds>)	Sakura 1.37 Sumitomo 0.70	Sakura 1.37 Sumitomo 0.70	—	1.1	
Dividend Rate (Preferred Stock <Others>)	Sakura 0.75 Sumitomo —	Sakura 0.75 Sumitomo —	—	—	
Payout Ratio	Sakura 53.42 Sumitomo 41.63	Sakura 34.72 Sumitomo 36.15	17.4	—	

(Financial Indicator) (%)

	FY99 Actual	FY00 Actual	FY01 Plan	FY01 Actual	
Yield on interest earning assets (A)	Sakura 3.34 Sumitomo 3.21	Sakura 2.50 Sumitomo 2.57	2.59	2.39	
Interest Earned on Loans (B)	Sakura 2.25 Sumitomo 2.30	Sakura 2.35 Sumitomo 2.43	2.50	2.07	
Interest Earned on Securities	Sakura 1.65 Sumitomo 1.70	Sakura 1.74 Sumitomo 1.79	1.64	2.15	
Total Cost of Funding (including Expenses) (C)	Sakura 2.92 Sumitomo 2.77	Sakura 2.00 Sumitomo 2.06	2.17	1.59	
Interest paid on Deposits (Including NCD) (D)	Sakura 0.49 Sumitomo 0.82	Sakura 0.72 Sumitomo 1.13	0.85	0.49	
Expense Ratio (E)	Sakura 1.16 Sumitomo 0.95	Sakura 1.12 Sumitomo 0.92	1.09	0.98	
Personnel	Sakura 0.47 Sumitomo 0.41	Sakura 0.46 Sumitomo 0.39	0.44	0.39	
Non-personnel	Sakura 0.63 Sumitomo 0.49	Sakura 0.60 Sumitomo 0.48	0.60	0.53	
Overall Interest Spread (A) - (C)	Sakura 0.42 Sumitomo 0.44	Sakura 0.50 Sumitomo 0.51	0.42	0.80	
Interest Spread (B) - (D) - (E)	Sakura 0.60 Sumitomo 0.52	Sakura 0.50 Sumitomo 0.38	0.56	0.59	
Non-interest Income Ratio	Sakura 14.33 Sumitomo 9.59	Sakura 18.03 Sumitomo 10.53	10.99	8.91	
ROE (Banking Profit before (a) / Stockholders' Equity <average balance>)	Sakura 14.00 Sumitomo 20.89	Sakura 15.67 Sumitomo 23.56	15.60	33.95	#14
ROA (Banking Profit before (a) / Total Assets <average balance>)	Sakura 0.67 Sumitomo 0.76	Sakura 0.75 Sumitomo 0.80	0.72	1.12	

(Note) Basically, the numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*1 Effect of introduction of enterprise taxes to banking industry by Tokyo Metropolitan Government: 70.1 billion yen

*2 Effect of introduction of enterprise taxes to banking industry by Osaka Prefectural Government: 32.0 billion yen

(Table 1-2)Trend of Income (Consolidated)

	FY99 Actual	FY00 Actual	FY01 Plan	FY01 Actual		FY02 Plan
(Scale)<term-end balance>						(Billions of yen)
Total Assets	102,263.1	119,242.7		108,005.0		
Loans and Bill Discounted	65,274.1	65,537.1		63,645.6		
Securities	15,897.6	27,312.5		20,694.6		
Trading Assets	3,170.4	2,491.0		3,278.1		
Deferred Income Taxes	1,316.5	1,156.5		1,882.5		
Minority Interests	898.5	990.6		983.8		
Total Liabilities	97,351.6	114,239.1		104,108.5		
Deposits, NCD	68,969.9	74,696.0		71,648.1		
Bonds	---	---		---		
Trading Liabilities	1,313.3	1,270.0		2,331.5		
Deferred Tax Liabilities	3.8	24.7		39.2		
Deferred Tax Liabilities for Land Revaluation	157.1	144.1		64.0		
Total Stockholders' Equity	4,012.9	4,013.0		2,912.6		
Capital Stock	1,795.5	1,795.5		1,326.7		
Capital Surplus*1	1,542.6	1,542.6		1,684.4		
Earned Surplus Reserve*2	451.7	516.0		117.7		
Land Revaluation Excess	237.4	230.7		121.2		
Evaluation Excess of "Other Securities"	---	---		(304.8)		
Foreign Currency Translation Adjustments	---	(53.0)		(15.2)		
Treasury Stock *3	(14.4)	(18.7)		(17.5)		

(Income)						(Billions of yen)
Operating Income	5,150.3	4,449.2		3,779.7		
Interest Income	2,926.9	2,435.9		2,176.7		
Fees and Commissions	368.8	412.1		387.3		
Trading Income	87.2	111.2		129.5		
Other Operating Income	688.8	649.7		845.6		
Other Income	1,078.4	840.4		240.7		
Operating Expenses	4,776.5	3,954.6		4,360.3		
Interest Expenses	1,619.8	1,112.3		726.9		
Fees and Commissions	103.2	95.8		67.7		
Trading Losses	23.8	2.1		0.0		
Other Operating Expenses	578.2	560.7		666.7		
General and Administrative Expenses	953.5	940.9		935.6		
Other Expenses	1,497.7	1,242.7		1,963.5		
Write-off of Loans	585.4	814.5		391.9		
Transfer to Reserve for Possible Loan Losses	469.2	49.0		1,204.3		
Transfer to General Reserve for Possible Loan Losses	17.6	(209.5)		527.4		
Transfer to Specific Reserve	457.5	258.5		681.5		
Operating Profit	373.7	494.6	(70.0)	(580.6)	#1	320.0
Extraordinary Profit	20.3	52.0		29.4		
Extraordinary Loss	51.4	141.2		53.1		
Income before Income Taxes	342.6	405.5		(604.3)		
Income Taxes (Current)	58.6	65.5		101.9		
Income Taxes (Deferred)	170.6	198.2		(289.3)		
Minority Interests in Net Income	(11.1)	9.3		47.0		
Net Income	124.4	132.4	(150.0)	(463.9)	#1	100.0

*1 The numbers of FY99 and FY00 are those of Capital Surplus. The number of FY01 is the sum of that of Capital Surplus and Capital reserve reduction.

*2 The numbers of FY99 and FY00 are those of Retained Earnings. The number of FY01 is that of Retained Earnings excluding Capital reserve reduction.

*3 Includes parent bank stock held by subsidiaries.

*4 Basically, the numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 2) Capital Ratio (BIS Guidelines)

<Non-consolidated> (billions of yen)

	Mar 31, 00 Actual		Mar 31, 01 Actual		Mar 31, 02	Mar 31, 02	
	Sakura	Sumitomo	Sakura	Sumitomo	Plan	Actual	
Capital Stock	1,042.6	752.8	1,042.6	752.8	1,326.6	1,326.5	
Common Stock *2	639.9	502.3	640.0	502.3	676.1	676.0	
Preferred Stock (Non-accumulative)	402.7	250.5	402.6	250.5	650.5	650.5	
Preferred Securities	283.7	531.1	283.7	563.0	823.5	863.6	
Capital Surplus	899.5	643.1	899.5	643.1	2,111.5	1,326.8	#1
Earned Surplus Reserve *3	127.6	105.6	131.2	110.2	251.1	---	#2
Evaluation Losses on "Other Securities"	---	---	---	---	---	(298.0)	#3
Voluntary reserves *3	56.0	165.5	56.0	165.5	221.6	221.5	
Profit brought forward to next year	59.5	33.0	109.0	67.3	400.6	123.0	#2
Others *4	1.7	---	1.8	4.0	---	363.8	#1
Total Tier I	2,470.9	2,231.1	2,524.0	2,306.0	5,134.9	3,927.2	
<Tax Effect>	<583.5>	<624.5>	<524.1>	<550.4>	<890.0>	<1,741.1>	
Preferred Stock (Accumulative)	---	---	---	---	---	---	
Preferred Securities	---	---	---	---	---	---	
Perpetual Subordinated Bonds	526.3	501.5	402.4	441.3	753.5	566.9	
Perpetual Subordinated Loans	120.0	85.0	135.0	70.0		230.0	
Unrealized Gains on Securities	---	---	---	---	112.5	---	#3
Unrealized Appreciation of Land	36.4	125.2	31.5	121.2	153.0	73.6	#4
Reserve for Possible Loan Losses	198.8	357.6	142.8	225.0	396.4	791.2	#5
Others	---	---	---	---	---	---	
Total Upper Tier II	881.5	1,069.2	711.8	857.5	1,415.4	1,661.7	
Subordinated Bonds Subordinated Loans	640.4	1,064.7	573.5	1,140.5	1,663.0	1,747.5	
Others	---	---	---	---	---	---	
Total Lower Tier II	640.4	1,064.7	573.5	1,140.5	1,663.0	1,747.5	
Total Tier II	1,522.0	2,133.9	1,285.4	1,998.0	3,078.4	3,409.2	
Tier III	---	---	---	---	---	---	
Subtraction Item	0.9	53.8	16.9	58.8	66.8	55.3	
Total Capital	3,992.0	4,311.3	3,792.5	4,245.2	8,146.5	7,281.0	

(billions of yen)

Risk-Adjusted Assets	31,917.3	34,579.9	31,840.6	35,946.2	65,800.0	63,296.6	
On-Balance-Sheet Items	29,627.5	31,682.5	29,547.5	32,166.3	60,600.0	57,965.0	
Off-Balance-Sheet Items	2,151.8	2,787.0	2,157.6	3,654.5	4,950.0	5,192.3	
Others *5	137.9	110.4	135.4	125.4	250.0	139.3	

(%)

Capital Ratio	12.50	12.46	11.91	11.80	12.38	11.50	
Tier I Ratio	7.74	6.45	7.92	6.41	7.80	6.20	

*1 Assumptions on yen/dollar exchange rate:
Mar. 31, 02: $1=110.00yen

*2 After deduction of treasury stocks.

*3 Excluding profit to be appropriated.

*4 Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Foreign Currency Translation Adjustments and Capital reserve reduction.

*5 Market Risk Equivalent Assets divided by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Consolidated> (billions of yen)

	Mar 31, 00 Actual		Mar 31, 01 Actual		Mar 31, 02	Mar 31, 02	
	Sakura	Sumitomo	Sakura	Sumitomo	Plan	Actual	
Capital Stock	1,041.5	739.6	1,038.1	738.7	1,312.2	1,309.3	
Common Stock *2	638.7	489.1	635.5	488.2	661.7	658.8	
Preferred Stock (Non-accumulative)	402.7	250.5	402.6	250.5	650.5	650.5	
Preferred Securities	283.7	531.1	283.7	563.0	821.7	863.6	
Capital Surplus	899.5	643.1	899.5	643.1	2,111.5	1,326.8	#1
Evaluation Losses on "Other Securities"	—	—	—	—	—	(304.8)	#2
Foreign Currency Translation Adjustments	—	—	(20.9)	(32.2)	(92.0)	(15.2)	
Retained Earnings *3	180.3	242.4	196.0	308.7	773.5	438.0	#3
Others *4	35.4	47.7	99.9	36.9	146.3	101.7	
Total Tier I	2,440.6	2,203.9	2,496.4	2,258.3	5,073.2	3,719.4	
<Tax Effect>	<611.6>	<701.3>	<558.2>	<574.0>	<970.0>	<1,843.3>	
Preferred Stock (Accumulative)	—	—	—	—	—	—	
Preferred Securities	—	—	—	—	—	—	
Perpetual Subordinated Bonds	526.3	501.5	402.4	441.3	753.5	566.9	
Perpetual Subordinated Loans	120.0	85.0	135.0	70.0		230.0	
Unrealized Gains on Securities	—	—	—	—	189.0	—	#2
Unrealized Appreciation of Land	51.6	126.1	46.6	122.2	169.2	82.9	#4
Reserve for Possible Loan Losses	227.3	365.4	163.1	232.7	420.6	844.4	#5
Others	—	—	—	—	—	—	
Total Upper Tier II	925.3	1,078.0	747.2	866.2	1,532.3	1,724.2	
Subordinated Bonds Subordinated Loans	735.9	1,066.4	604.3	1,129.1	1,723.6	1,780.6	
Others	—	—	—	—	—	—	
Total Lower Tier II	735.9	1,066.4	604.3	1,129.1	1,723.6	1,780.6	
Total Tier II	1,661.2	2,144.4	1,351.6	1,995.4	3,255.9	3,504.8	
Tier III	—	—	—	—	—	—	
Subtraction Item	0.9	—	13.7	103.6	181.1	163.3	
Total Capital	4,100.8	4,348.3	3,834.3	4,150.0	8,148.0	7,060.8	

(billions of yen)

Risk-Adjusted Assets	32,721.5	37,476.7	33,891.4	37,925.2	71,000.0	67,548.0	
On-Balance-Sheet Items	30,676.7	34,744.7	31,812.5	34,609.0	66,200.0	62,532.2	
Off-Balance-Sheet Items	1,824.2	2,510.9	1,924.7	3,096.3	4,350.0	4,803.2	
Others *5	220.6	221.1	154.0	219.9	450.0	212.7	

(%)

Capital Ratio	12.53	11.60	11.31	10.94	11.47	10.45	
Tier I Ratio	7.45	5.88	7.36	5.95	7.14	5.50	

*1 Assumptions on yen/dollar exchange rate:
Mar. 31, 02: $1=110.00yen

*2 After deduction of treasury stock and parent bank stock held by subsidiaries.

*3 Consolidated Earned Reserve Surplus minus Expected Outflows.

*4 Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Goodwill and Consolidated Adjustment Account.

*5 Market Risk Equivalent Assets divided by 8%.

(Table 5) Earnings by Unit

(Billion Yen)

	FY00 Actual	FY01 Plan	FY01 Actual		FY02 Plan
Net Interest Income	293.0	276.0	277.8		287.0
Fees and Commissions + Foreign Exchange	34.9	38.0	37.7		36.0
Consumer Banking Unit	327.9	314.0	315.5		323.0
Net Interest Income	453.4	435.0	425.4		439.0
Fees and Commissions + Foreign Exchange	122.0	135.0	158.4		162.0
Middle Market Banking Unit	575.4	570.0	583.8		601.0
Net Interest Income	109.5	114.0	115.5		124.0
Fees and Commissions + Foreign Exchange	45.3	47.0	50.8		59.0
Corporate Banking Unit	154.8	161.0	166.3		183.0
Marketing	84.3	84.0	88.4		88.0
Treasury	3.6	1.0	1.5		2.0
International Banking Unit	86.0	82.0	78.4		87.0
Banking	228.2	399.0	456.6		270.0
Trading	47.7	47.0	54.3		55.0
Treasury Unit	268.0	441.0	507.7		320.0
Headquarters	91.1	169.0	201.8		(14.0)
Gross Banking Profit	1,503.2	1,737.0	1,853.5		1,500.0
Expenses	(700.1)	(687.0)	(670.1)		(650.0)
Banking Profit (excluding transfer to general reserve)	803.1	1,050.0	1,183.4		850.0

(Table 6) Restructuring Plan

	Mar 31,00 Actual	Mar 31,01 Actual	Mar 31,02 Plan	Mar 31,02 Actual	
(Number of Employees and Directors)					
Directors	42	38	38	33	
Board of Directors *2	31(3)	29(5)	29(4)	26(2)	
Auditors *2	11(4)	9(4)	9(4)	7(4)	
Employees *1	29,298	27,142	26,200	25,027	

*1 Registered base. Excluding executive officers, contract employees and temporary recruited.

*2 Number in the brackets are the number of those who are not full-time attendants.

(Number of Offices)					
Domestic Branches *1	653	578	573	564	
Overseas Branches *2	36	33	23	21	
(Ref.) Overseas Subsidiaries *3	42	34	30	25	

*1 Domestic Branches = Excluding sub-branches, agencies, virtual branches and International Business Operations Department

*2 Overseas Branches = Excluding sub-branches and representative offices

*3 Overseas Subsidiaries = Excluding those with ownership of less than 50%

	Mar 31,00 Actual	Mar 31,01 Actual	Mar 31,02 Plan	Mar 31,02 Actual	
(Personnel Expenses)				(millions of yen)	
Personnel Expenses	303,697	294,004	294,000	271,788	
Salary and Remuneration	253,178	242,004	244,000	221,889	
Average Salary (thousands of yen)	498	510	502	496	

*1 Average age of the employee is 38.3 years old (as of Mar. 31, 2002)

(Remuneration and Bonus of Directors)				(millions of yen)	
Remuneration and Bonus of Directors *1	1,252	1,033	920	830	
Remuneration	1,241	1,033	920	830	
Bonus	11	0	0	0	
Average Remuneration and Bonus of Directors	26	28	31	28	
Average Retirement Allowances of Directors	38	112	87	81	†1

*1 Sum of those included in personnel expenses and appropriated profit.
Bonus of directors are not paid from appropriated profit.

†1 SMBC requested the senior management who received retirement allowances after June 1999 to pay back part of their allowances, considering that they had engaged in the decision to issue preferred stock in exchange for public funds in March 1999.
The amount returned is included in this period's calculation.

(Non-personnel Expenses)				(millions of yen)	
Non-personnel Expenses	386,312	370,589	399,000	366,637	
System related cost *1	88,170	86,426	104,500	96,324	
Excluding System related cost	298,142	284,163	294,500	270,313	

*1 Including leasing expenses and other related costs.

(Table7) Domestic Subsidiaries and Affiliates *1

(billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	Total Borrowing	*2 SMBC's portion	Stockholder's Equity	SMBC's portion	Operating Profit	Net Income	Consolidated / Equity Method
THE MINATO BANK, LTD.	Commercial Banking business	Mar. 02	2,897.1	87.8	30.3	75.9	45.4	2.9	(7.3)	Consolidated
The Bank of Kansai, Ltd.	Commercial Banking business	Mar. 02	1,226.2	23.0	23.0	40.9	37.2	3.4	1.5	Consolidated
The Kangin Lease Company, Limited	Leasing business	Mar. 02	31.7	30.0	15.3	0	-	0.8	(0.9)	Consolidated
Tha Kansai Credit Service Co., Limited	Credit card business	Mar. 02	26.8	11.3	0.2	0.8	-	(1.1)	0.0	Consolidated
The Kangin Service Company, Limited	Management of real estate for branches	Mar. 02	18.0	7.9	7.4	6.7	-	0.3	0.3	Consolidated
THE WAKASHIO BANK, LTD.	Commercial Banking business	Mar. 02	498.2	-	-	20.1	20.8	0.5	0	Consolidated
The Japan Net Bank, Limited	Commercial Banking business via Internet	Mar. 02	113.1	21.0	-	10.8	11.4	(5.4)	(5.4)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Mar. 02	6,658.5	-	-	102.4	-	(51.9)	(52.1)	Consolidated
SUMIGIN GUARANTEE COMPANY, LIMITED	Credit guarantee business	Mar. 02	4,599.3	-	0.6	49.2	-	(48.3)	(48.3)	Consolidated
SMBC Leasing Company, Limited	Leasing business	Mar. 02	1,669.5	1,016.3	101.0	86.6	30.2	3.8	2.1	Consolidated
SAKURA LEASING CO., LTD.	Leasing business	Mar. 02	145.6	127.0	117.3	2.0	-	1.9	1.1	Consolidated
SB Auto Leasing Company	Leasing business	Mar. 02	65.7	51.1	8.9	0.9	-	0.9	0.5	Consolidated
Space Service LLC.	Leasing business	Mar. 02	6.3	4.9	2.8	0	-	(0)	(0)	Consolidated
SBL Partners LLC.	Factoring business	Mar. 02	11.8	11.8	11.8	0	-	0	0	Consolidated
Sumitomo Mitsui Card Company, Limited	Credit card business	Mar. 02	904.6	328.8	31.9	160.1	188.2	9.6	4.5	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Mar. 02	6.2	4.0	4.0	0.8	-	0.1	0.1	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Mar. 02	266.2	44.5	16.4	13.5	10.7	2.3	1.7	Consolidated
At-Loan Co., Ltd.	Loan business	Mar. 02	24.0	11.0	11.0	10.7	13.0	(9.9)	(10.0)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Mar. 02	13.6	10.0	10.0	3.1	1.7	(0.1)	0	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Mar. 02	3.9	-	-	2.7	1.8	0.4	0.1	Consolidated
SMBC Factors Co., Ltd.	Factoring business	Mar. 02	60.3	3.0	3.0	2.6	3.0	(0.3)	(0.2)	Consolidated
SMBC Finance Co. Ltd.	Factoring and loan business	Mar. 02	594.5	419.4	352.8	72.8	110.0	0.5	0.3	Consolidated
Mitsui Finance Service Co., Ltd.	Collecting agent and factoring business	Mar. 02	129.7	36.4	32.5	2.7	0.1	0.8	0.8	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage Securities business	Mar. 02	403.8	379.3	390.9	8.6	33.8	11.2	10.4	Consolidated
SMBC Business Servicing Co., Ltd.	Servicer	Mar. 02	2.5	1.2	1.2	0.8	0.5	0.3	0.1	Consolidated
Sakura Friend Securities Co., Ltd.	Securities business	Mar. 02	82.7	17.9	-	44.9	21.2	0.4	0.7	Consolidated
SAKURA INVESTMENT MANAGEMENT CO., LTD.	Investment Trust Management	Mar. 02	2.1	-	0	1.3	2.0	(0.6)	(0.6)	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Mar. 02	91.7	22.5	21.4	34.0	0.2	9.7	13.0	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Mar. 02	19.5	1.8	1.2	12.0	0.2	0.8	0.5	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Mar. 02	20.0	7.3	4.9	7.8	0	1.0	0.5	Consolidated
Global Factoring Co., Ltd.	Factoring business	Mar. 02	203.6	155.3	155.3	0	-	(0)	(0)	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Mar. 02	4,344.1	2,084.6	208.5	347.6	163.2	13.2	5.4	Equity Method
Meiko National Securities Co., Ltd.	Securities business	Mar. 02	98.9	1.2	0.3	56.9	8.5	1.2	1.0	Equity Method
DLJdirect SFG Securities Co. Ltd.	On-line discount brokerage service	Mar. 02	93.3	8.5	1.0	3.3	1.3	0.1	0	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Mar. 02	12.6	-	-	8.7	5.6	0.7	0.2	Equity Method
Japan Pension Navigator Co., Ltd.	Defined contribution pension plans	Mar. 02	1.9	-	-	1.4	0.8	(0.7)	(0.7)	Equity Method
QUOQ Inc.	Purchase of monetary assets and credit guarantee business	Mar. 02	1,183.7	682.4	145.0	31.3	0.1	8.0	2.9	Equity Method

(Table7) Overseas Subsidiaries and Affiliates *1

(millions of local currency)

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	Total Borrowing	*2 SMBC's portion	Stockholder's Equity	SMBC's portion	Operating Profit	Net Income	Consolidated / Equity Method
Manufacturers Bank	Commercial Banking business	US$	Dec. 01	1,154	43	17	172	283	17	11	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	Jan. 02	1,439	64	82	145	122	6	4	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	Dec. 01	1,276	878	621	245	193	71	50	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	Dec. 01	7,169	1,006	2,438	1,103	960	312	211	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	Dec. 01	1,210	302	226	754	690	41	23	Consolidated
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	Dec. 01	209	166	115	11	-	(6)	(6)	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	Dec. 01	1,281	1,233	986	38	-	7	7	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	Dec. 01	1,310	1,113	937	148	-	31	31	Consolidated
SB Leasing (Guangzhou) Co., Ltd.	Leasing business	RMB	Dec. 01	132	50	47	77	-	5	5	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	Dec. 01	101	84	57	6	-	1	1	Consolidated
SMBC Leasing (UK) Limited	Leasing business	STG	Dec. 01	25	20	14	4	-	0	0	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	Dec. 01	6,237	390	3,004	1,533	609	464	298	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	Dec. 01	1,543	295	-	374	300	17	11	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	Dec. 01	2,615	2,197	1,844	94	65	13	10	Consolidated
Sakura Finance Australia Limited	Finance business	A$	Dec. 01	86	11	8	63	54	7	4	Consolidated
SMBC Securities, Inc.	Securities business	US$	Dec. 01	3,242	3,077	1,011	45	40	3	2	Consolidated
SFVI Limited	Investment business	US$	Dec. 01	916	406	-	510	500	51	51	Consolidated
Sumitomo Finance (Asia) Limited	Investment business	US$	Dec. 01	35	2	2	25	38	(4)	(4)	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	Dec. 01	2,325	2,301	1,232	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	Dec. 01	2,048	2,038	2,012	0	0	(0)	(0)	Consolidated
Sumitomo Finance International plc	Investment business	STG	Dec. 01	520	304	147	113	200	10	10	Consolidated
SMBC International Finance N.V.	Finance business	US$	Dec. 01	5,783	5,726	5,410	1	0	(0)	(0)	Consolidated
China United International Leasing Co., Ltd.	Leasing business	US$	Dec. 01	20	19	5	1	0	(8)	(8)	Equity Method
BSL Leasing Co., Ltd.	Leasing business	TBAH	Dec. 01	1,271	905	174	114	6	51	37	Equity Method
SBCS Co., Ltd.	Consulting business	TBAH	Dec. 01	465	230	230	233	14	37	37	Equity Method
P.T. EXIM SB Leasing	Leasing business	RPIAH	Dec. 01	291	279	213	(95)	-	(59)	(53)	Equity Method
Daiwa Securities SMBC Europe Limited	Securities business	STG	Mar. 02	3,549	169	53	153	-	16	20	Equity Method

*1 Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).

*2 Total borrowing includes bonds and commercial papers. SMBC's portion of the total borrowing includes guarantee.

*3 Projection of income and position in SMBC's group strategy of companies who have Operating Losses, Net Losses or Retained Losses are described in the next page.

*4 72 companies were consolidated through the merger with The Sakura Bank, Limited. 4 companies were consolidated through acquisitions. 17 companies were unconsolidated as they were liquidated.

*5 5 companies became subsidiaries accounted for by the equity method through the merger with The Sakura Bank, Limited. 7 companies became affiliated companies accounted for by the equity method through the acquisition and the merger with The Sakura Bank, Limited. 3 affiliated companies accounted for by the equity method were liquidated.

Details of *3

	Projection of income	Position in SMBC's group strategy
THE MINATO BANK, LTD.	Moves into the black in FY02	Commercial banking business subsidiary of SMBC
The Kangin Lease Company, Limited	Moves into the black in FY02	Leasing business subsidiary of The Bank of Kansai, Ltd.
The Kansai Credit Service Co., Limited	Moves into the black in FY02	Credit card business subsidiary of The Bank of Kansai, Ltd.
The Kangin Service Company, Limited	Maintains the black in FY02	Owns and manages real estate for the branches of The Bank of Kansai, Ltd.
The Japan Net Bank, Limited	Making all kinds of efforts to move into the black in FY02.	Internet Bank
SMBC Guarantee Co., Ltd.	SUMIGIN GUARANTEE COMPANY, LIMITED became 100% subsidiary of SMBC Guarantee Co., Ltd. In Mar. 02. Both companies may move into the black in consolidated basis through business integration and reducion of executions of guarantees in FY02.	Credit Guarantee business subsidiary of SMBC
SUMIGIN GUARANTEE COMPANY, LIMITED		Credit Guarantee business subsidiary of SMBC (Has stopped to give new guarantees from Apr. 02)
Space Service LLC.	The balance is at around a breakeven point. (FY02 1st half projections Net Loss 3 million yen)	SPC of SMBC Leasing Company, Limited
SAKURA CARD CO., Ltd.	Maintained the black in FY01. Projected that its carried losses may disappear in FY 03 with stable profits.	Credit card company. Has integrated its "UC" card business to Sumitomo Mitsui Card Company, Limited in July 01, and operates "JCB" card business thereafter.
At-Loan Co., Ltd.	Aiming at moving into the black through expansion of customer bases and increasing the amount of loans.	The only consumer finance specialized company among SMBC group.
SMBC Capital Co., Ltd.	Moves into the black in FY02 though the increase of management fee of funds.	Private equity firm investing to high-growth companies.
SMBC Factors Co., Ltd.	Moves into the black through increasing a balance of factoring.	A company promotes factoring business, whose market demand is growing.
SMBC Mortgage Co., Ltd.	Maintains the black in FY02	Mortgage securities business subsidiary of SMBC
SAKURA INVESTMENT MANAGEMENT CO., LTD.	Planning to merge with asset management subsidiaries of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Co., Ltd in Dec. 02.	Asset management business subsidiary of SMBC
Global Factoring Co., Ltd.	Moves into the black in FY02	SPC of SMBC for factoring business.
DLJdirect SFG Securities Co. Ltd.	Maintains the black in FY02 as well as in FY01.	Retail securities company following SMBC's Internet business strategy.
Japan Pension Navigator Co., Ltd.	May continuously result in net loss owing to depreciations of initial system related cost.	Core company promoting defined contribution pension plan business in SMBC group.
SMBC Leasing (Singapore) Pte Ltd.	Moves into the black in FY02	Overseas subsidiary of SMBC Leasing Company, Limited.
SMBC Leasing (Hong Kong) Limited	Maintains the black in FY02	Overseas subsidiary of SMBC Leasing Company, Limited.
Sumitomo Finance (Asia) Limited	Maintains the black in FY02 as well as in FY01.	Investment company
Sakura Finance (Cayman) Limited	The balance is at around a breakeven point.	SMBC's SPC issuing guaranteed subordinated notes in purpose of SMBC's capital funding
Sumitomo Finance International plc	Maintains the black in FY02 as well as in FY01.	Investment company
SMBC International Finance N.V.	The balance is at around a breakeven point.	Investment company
China United International Leasing Co., Ltd.	Stopped new leasing, and focusing on servicing. Projects US$0.5 million Operating Loss in FY02	Planned to be sold
P.T. EXIM SB Leasing	Trying to handle good leasing projects aiming at turning to the black	Overseas subsidiary of SMBC Leasing Company, Limited.

(Table 10) Loans and Bills Discounted

(Balance) (billions of yen)

		Mar 31,01 actual (A)	Mar 31,02 plan (B)	Mar 31,02 actual (C)		Mar 31,03 plan (D)
Domestic	including Impact Loans	56,847.9	56,397.9	55,302.2		53,942.2
	excluding Impact Loans	54,803.4	54,503.4	53,879.6		52,519.6
Small and Medium-sized enterprises *1	including Impact Loans	28,164.8	27,654.8	26,412.3		25,982.3
	excluding Impact Loans	27,555.2	27,145.2	25,970.1		25,540.1
Loans with guarantee of Credit Guarantee Corporation		2,793.9	2,743.9	2,435.5		2,135.5
Individuals (excluding business loans)		12,535.0	12,835.0	12,493.0		13,143.0
Housing Loan		10,647.2	10,947.2	10,810.8		11,460.8
Others		16,148.1	15,908.1	16,396.9		14,816.9
Overseas *3		4,900.0	4,500.0	4,626.2		4,126.2
Total		61,747.9	60,897.9	59,928.4		58,068.4

(Adjusted basis <excluded factors shown below>) (billions of yen)

		Mar 31,02 plan (B)-(A)+(a)	Mar 31,02 actual (C)-(A)+(b)		Mar 31,03 plan (D)-(C)+(c)
Domestic	including Impact Loans	100.0	(615.6)		(480.0)
	excluding Impact Loans	250.0	6.3		(480.0)
Small and Medium-sized enterprises *1	including Impact Loans	(50.0)	(928.9)		70.0
	excluding Impact Loans	50.0	(761.5)	#1	70.0

*1 Small and Medium-sized enterprises = Loans to following enterprises.
-Wholesaling enterprise whose capital is Y100 mil. or less or number of employees is 100 or less
-Services enterprise whose capital is Y50 mil. or less or number of employees is 100 or less
-Retailing enterprise whose capital is Y 50mil. or less or number of employees is 50 or less
-Other enterprise whose capital is Y300 mil. or less or number of employees is 300 or less
-Unincorporated enterprise

(Factors for reduction in loans) (billions of yen)

	FY01 Plan (a)		FY01 Actual (b)			FY02 Plan (c)	
		Small and Medium-sized enterprises		Small and Medium-sized enterprises			Small and Medium-sized enterprises
Direct Write-offs *1			+ 127.3	+ 110.5			
Secondary losses on loans sold to CCPC *2			+ 112.3	+ 112.3			
Sales and securitization of loans *3	+ 550.0	+ 460.0	+ 13.0	+ 61.0		+ 880.0	+ 500.0
Direct reduction *4			+ 359.9	+ 351.9			
Sales of loans to RCC *5			+ 6.2	+ 6.2			
Bulk-sales and others *6			+ 112.6	+ 92.5			
Others *7			+ 198.8	+ 89.2			
Total	+ 550.0	+ 460.0	+ 930.1	+ 823.6		+ 880.0	+ 500.0

*1 Direct write-offs which are allowed to be tax deductible.
*2 Losses due to the disposition of collaterals of loans sold to CCPC, etc.
*3 Mainly sales and securitization of normal loans. Figures are net of actual sales and securitization (increase), and cash inflows due to redemption (decrease).
*4 Of those reduced in this fiscal year.
*5 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.
*6 Losses due to bulk-sales of problem assets and other credit costs.
*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement etc.

(Table 13) The Results of Asset Audits in compliance with Article 3.2 of the Financial Revitalization Law

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated
Bankrupt and Quasi-Bankrupt Assets	589.9	777.4	493.5	638.2
Doubtful Assets	1,943.1	2,166.4	2,970.2	3,263.4
Substandard Loans	289.4	411.3	2,436.3	2,666.1
Normal Assets	66,157.8	68,290.5	60,558.9	61,896.4

*The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

Reserve for Possible Loan Losses

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated
General Reserve	367.8	395.9	872.3	929.5
Specific Reserve	708.0	852.9	1,084.1	1,214.7
Loan Loss Reserve for Specific Overseas Countries	20.0	20.0	15.4	15.4
Sub-total	1,095.8	1,268.8	1,971.8	2,159.6
Reserve for Possible Losses on Loans Sold to CCPC	138.0	145.3	80.6	86.4
Total	1,233.8	1,414.1	2,052.4	2,246.0

*The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 14) Risk-Monitored Loans *1

(billions of yen)

	Mar. 31, 01 Non-consolidated	Mar. 31, 01 Consolidated	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated
Bankrupt Loans (A)	235.6	273.1	195.7	227.5
Direct Reduction	565.5	673.8	577.6	685.0
Non-Accrual Loans (B)	2,207.5	2,577.6	3,184.5	3,599.8
Direct Reduction	974.8	1,262.8	796.1	1,083.8
Past Due Loans (3 Months or more) (C)	103.3	125.7	92.3	102.8
Restructured Loans (D)	186.2	280.0	2,344.0	2,554.3
(1)Reduction of the original interest rate	93.5	120.8	506.0	510.6
(2)Forbearance of interest payments	0.0	0.5	3.5	33.5
(3)Loans to supported companies	5.8	5.8	16.2	16.2
(4)Forbearance of principal repayments	72.9	133.9	1,809.5	1,977.7
(5)Others	14.0	19.0	8.8	16.3
Total (E)=(A)+(B)+(C)+(D)	2,732.6	3,256.4	5,816.5	6,484.4
Ratio (E)/ Total Loans	4.4%	5.0%	9.7%	10.2%

*1 Based on the definition of Japanese Bankers Association. Restructured loan which is applied more than two categories is included in the category which is most appropriate.

*2 The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 15) Disposition of Problem Loans

<Non-consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 Actual	FY02 Projection
Total Credit Cost (A)	1,106.4	1,007.7	1,038.6	
Transfer to Specific Reserve	447.7	156.5	663.2	
Write-off of loans and other related losses (C)	591.6	798.2	342.9	
Write-off of loans	439.2	367.7	271.9	
Losses on Sales of Loans to CCPC	44.8	31.8	8.4	
Losses on Sales of Loans to RCC *1	1.0	0.3	2.7	
Losses on Bulk Sales	32.7	24.7	47.9	
Losses on Debt Forgiveness	73.9	373.7	12.0	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	72.8	53.0	37.0	
Transfer to Reserve for Supporting Specific Borrowers	---	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(5.7)	0.0	(4.5)	
Transfer to General Reserve for Possible Loan Losses (B)	24.2	(188.6)	504.5	
Total (A)+(B)	1,130.6	819.1	1,543.1	500.0
<Reference>				
Direct Write-off of loans already reserved (D)	768.3	575.5	573.7	---
Gross Direct Write-offs (C) + (D)	1,359.9	1,373.7	916.6	---

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

<Consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 Actual	FY02 Projection
Total Credit Cost (A)	1,242.6	1,202.4	1,176.0	
Transfer to Specific Reserve	475.8	258.5	681.5	
Write-off of loans and other related losses (C)	698.3	889.5	460.4	
Write-off of loans	539.8	433.9	380.0	
Losses on Sales of Loans to CCPC	44.8	31.9	9.8	
Losses on Sales of Loans to RCC *1	1.3	0.6	3.0	
Losses on Bulk Sales	73.7	42.7	55.6	
Losses on Debt Forgiveness	38.7	380.4	12.0	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	74.3	54.4	38.7	
Transfer to Reserve for Supporting Specific Borrowers	---	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(5.8)	0.0	(4.6)	
Transfer to General Reserve for Possible Loan Losses (B)	17.6	(209.5)	527.4	
Total (A)+(B)	1,260.2	992.9	1,703.4	
<Reference>				
Direct Write-off of loans already reserved (D)		648.5	681.8	---
Gross Direct Write-offs (C) + (D)		1,487.6	1,142.2	---

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 16) Resources for disposition of problem loans

<Non-consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 Actual	FY02 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	702.8	803.1	1,183.4	850.0
Gains/Losses on Bonds	(1.6)	8.7	66.6	
Gains/Losses on Stocks	828.4	311.4	(130.7)	
Gains/Losses on Disposition of Premises and Equipment	(13.0)	(30.6)	(14.2)	
Retained Earnings	---	---	673.0	
Others	---	---	---	
Total	1,518.2	1,083.9	1,711.5	850.0

*1 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 FY01 Actual Retained Earnings is before-tax base, calculated by applying statutory tax rate to Retained Earnings as of FY00 after the merger.

<Consolidated> (billions of yen)

	FY99 Actual	FY00 Actual	FY01 Actual	FY02 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	702.8	803.1	1,183.4	850.0
Gains/Losses on Bonds	(0.4)	9.8	66.6	
Gains/Losses on Stocks	858.5	468.5	(17.8)	
Gains/Losses on Disposition of Premises and Equipment	(20.5)	(33.9)	(23.1)	
Retained Earnings	---	---	673.0	
Others	89.9	60.5	(18.3)	
Total	1,630.7	1,298.2	1,797.2	850.0

*1 The numbers of FY99 and FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 For expediency, Banking Profit = Non-consolidated Banking Profit

Retained Earnings = Non-consolidated Retained Earnings

*3 "Others" include operating profit of subsidiaries.

(Table 17) Bankruptcies FY2001

(billions of yen)

Internal Grading	Internal Grading One Year Before the Bankruptcy		Internal Grading Six Month Before the Bankruptcy	
	Number of Bankruptcies	Outstanding Exposure	Number of Bankruptcies	Outstanding Exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	1	0.7	0	0.0
4C	10	16.9	9	12.5
5A	15	11.6	8	3.3
5B	21	3.9	21	3.7
5C	39	4.6	35	3.8
6	48	6.6	45	6.3
7	206	121.6	177	102.2
8	95	65.9	133	81.3
9	28	39.9	55	63.1
No Grading	68	9.4	48	4.9

*1 "No Grading" includes individuals and companies without financial data.

*2 Bankruptcies with credit amount less than 50 million yen are excluded.

(Reference) (billions of yen)

	Mar. 31, 02
Bankrupt and Quasi-Bankrupt Assets	493.5
Doubtful Assets	2,970.2
Substandard Loans	2,436.3
Normal Assets	60,558.9
Total	66,458.9

(Table 18) Evaluation Gains and Losses (Mar. 31, 02, Non-consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Gains/Losses	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	131.3	+ 1.1	1.1	-
	Bond	101.0	+ 0.4	0.4	-
	Stock	-	-	-	-
	Other	30.3	+ 0.7	0.7	-
	Money Held in Trust *1	-	-	-	-
Subsidiaries, etc.	Securities *1,*2	1,201.1	- 0.1	12.7	12.8
	Bond	-	-	-	-
	Stock	718.2	- 0.1	12.7	12.8
	Other	482.9	-	-	-
	Money Held in Trust *1	-	-	-	-
Other Securities	Securities *1,*2	19,205.5	- 481.6	244.2	725.8
	Bond	11,111.1	+ 37.8	55.6	17.8
	Stock	4,877.2	- 500.9	180.9	681.8
	Other	3,217.2	- 18.5	7.7	26.2
	Money Held in Trust *1	30.1	- 3.8	0.1	3.9

Others

	Book Value	Market Value	Net Gains/Losses	Gains	Losses
Premises used in Business *3	494.6	404.1	-90.5	4.6	95.1
Other Premises	-	-	-	-	-
Other Assets	-	-	-	-	-

*1 Market value was calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", market value was based on the average market prices of March 2002.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable money deposited included in item "Cash and Due from Banks"
CP and Beneficiary certificates in loans trusts included in item "Debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, 1998 under the Revaluation Act of Land Properties.
In March, 2002, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd., pursuant to the Law concerning Land Revaluation and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of Mar. 31, 2002.

(Table 18) Evaluation Gains and Losses (Mar. 31, 02, Consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Gains/Losses	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	245.4	+ 0.9	1.3	0.4
	Bond	181.1	+ 0.2	0.5	0.3
	Stock	-	-	-	-
	Other	64.3	+ 0.7	0.8	0.1
	Money Held in Trust *1	-	-	-	-
Subsidiaries, etc.	Securities *1,*2	187.9	- 0.8	-	0.8
	Bond	-	-	-	-
	Stock	179.2	- 0.8	-	0.8
	Other	8.7	-	-	-
	Money Held in Trust *1	-	-	-	-
Other Securities	Securities *1,*2	20,374.7	- 495.5	260.0	755.5
	Bond	11,863.2	+ 36.5	58.8	22.4
	Stock	5,035.5	- 509.3	192.6	701.9
	Other	3,476.0	- 22.7	8.6	31.3
	Money Held in Trust *1	30.1	- 3.8	0.1	4.0

Others

	Book Value	Market Value	Net Gains/Losses	Gains	Losses
Premises used in Business *3	501.6	410.1	-91.5	4.6	96.1
Other Premises	-	-	-	-	-
Other Assets	-	-	-	-	-

*1 Market value was calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", market value was based mainly on the average market prices of March 2002.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable money deposited included in item "Cash and Due from Banks"
CP and Beneficiary certificates in loans trusts included in item "Debt purchased"

*3 Based on revaluation of land at fair value as of Mar 31, 1998 under the Revaluation Act of Land Properties.
Some of the subsidiaries made revaluation as of Mar 31, 1999.
In March, 2002, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd., pursuant to the Law concerning Land Revaluation and the law concerning amendment of the Law. Some of the subsidiaries also made revaluation as of Mar, 2002.
Book Value: Book value after the revaluation.
Market Value: Market value as of Mar. 31, 2002.

(Table 19) Derivatives and Foreign Forward Contracts

(Billions of Yen)

	Contract Value or Nominal Principal Amount			Credit Risk Equivalent Amount		
	Mar 31,01	Sep 30,01	Mar 31,02	Mar 31,01	Sep 30,01	Mar 31,02
Financial Futures Contracts	90,372.5	119,210.6	118,364.9	-	-	-
Interest Rate Swap	174,547.2	1,383,998.0	202,263.5	3,081.0	2,797.5	3,155.1
Currency Swap	10,570.3	10,713.1	12,024.7	843.5	780.8	900.4
Foreign Exchange Forward Contracts	57,843.7	46,641.3	42,393.4	3,235.7	1,115.4	1,292.2
Interest Rate Options (Buy)	12,171.8	4,522.8	4,660.3	60.6	53.2	55.1
Currency Options (Buy)	2,318.3	3,006.6	3,745.9	91.2	86.7	118.1
Other Derivative Instruments	39,668.4	18,638.4	21,230.1	30.7	30.9	31.8
Effect of Master Netting Agreements	-	-	-	(3,535.4)	(2,480.1)	(2,806.5)
Total	387,492.5	341,132.5	404,682.8	3,807.6	2,384.3	2,746.3

*1 Figures given above were computed according to capital adequacy guidelines set by the BIS. Followings were also added.

-Listed transactions

-Options (sell)

-Transactions for which the original contract has a maturity of 14 days or less

*2 The numbers of Mar. 31, 01 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 20) Credit Portfolio (as of Mar. 31, 02)

(Billions of Yen)

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others*	Total
Credit Risk Equivalent	600.4	4.1	25.8	630.3
Credit Cost	0.2	0.0	0.3	0.5
Amount of Credit Risk	1.8	0.1	0.8	2.7

* Transactions with individuals (foreign currency denominated time deposits) and transactions related to impact loans to customers without internal grading.

Reasons for the differences between the Plan and the actual results

(Table1-1) #1 Securities (7,326.3 billion yen increase from the plan): We increased FB, TB and 2 year JGB due to the introduction of RTGS to the current deposits settlement systems in the BOJ.

(Table1-1) #2 Deferred tax assets (term-end balance)(851.1 billion yen increase from the plan): There are three major factors. a) Majority of the 1,543.1 billion yen credit cost for FY2001 was non-tax deductible. b) Sakura Bank's unrealized losses on securities, etc. were written-off with the merger accounting. In accordance with this transaction, deferred tax assets increased by 268.7 billion yen. c) Introduction of the mark-to-market accounting on "other securities" increased the deferred tax assets by 187.5 billion yen.

(Table1-1) #3 Deferred tax liabilities for land revaluation (term-end balance)(68.9 billion yen decrease from the plan), land revaluation excess (110.5 billion yen decrease from the plan): Decreased due to sales of real estate, including the Bank's headquarter building in Otemachi, and revaluation of the land for business activities which the Bank succeeded due to the merger with SMBC Property Management Service Co., Ltd., pursuant to the Law Concerning Land Revaluation and the Law Concerning Amendment of the Law.

(Table1-1) #4 Capital surplus (784.7 billion yen decrease from the plan): Sakura Bank's unrealized losses on securities, etc. were written-off with the merger accounting (427.0 billion yen decrease) and part of capital surplus (357.6 billion yen) was transferred this fiscal year, as shown in #5.

(Table1-1) #5 Other capital surplus (357.6 billion yen increase from the plan), earned surplus reserve (246.1 billion yen decrease from the plan): The Bank transferred part of capital surplus (357.6 billion yen) to other capital surplus, and all of earned surplus reserve (241.4 billion yen) to retained earnings persuant to the Japanese Commercial Code, in order to prepare for the volatility risk of securities arising from introduction of the mark-to-market accounting.

(Table1-1) #6 Retained earnings (270.0 billion yen decrease from the plan): As shown in #5, transfer from earned surplus reserve (241.4 billion yen) enlarged retained earnings, but on the other hand as shown in #11, proactive measures were taken to resolve asset quality problem and decreased net income by 532.8 billion yen compared to the plan.

(Table1-1) #7 Net unrealized losses on other securities (448.0 billion yen decrease from the plan): Stock market dropped significantly compared to the assumption in the plan.

(Table1-1) #8 Gross banking profit (425.5 billion yen increase from the plan): Net interest income increased due to the good performance in foreign currency treasury operations as a result of a decline in U.S. dollar based interest rates, and an increase of dividend income from overseas subsidiaries.

(Table1-1) #9 Expenses (57.9 billion yen decrease from the plan): Personnel expenses decreased due to stop in pay hike from FY1996, acceleration of reduction in employees by restricting new hiring, and 10% bonus cut in second half of FY2001. Non-personnel expenses decreased due to integration of branches and a revision in procurement practices.

(Table1-1) #10 Banking profit (excluding transfer to general reserve for possible loan losses)(483.4 billion yen increase from the plan): Gross banking profit largely increased as shown in #8, and further expense reduction was achieved as shown in #9. Therefore, banking profit (excluding transfer to general reserve for possible loan losses) exceeded the plan by 483.4 billion yen.

(Table1-1) #11 Total credit cost (including transfer to general reserve for possible loan losses) (1,343.1billion yen increase from the plan): Under the ongoing deflation, credit cost increased due to deterioration of borrowers' financial conditions and decline in collateral value. In addition, we accelerated work outs of problem assets. We also took measures to prepare for the potential risk arising from borrowers requiring caution, such as reexamining the category of borrowers considering the recent deterioration of their financial conditions and the current economic conditions, and raising the reserve ratio for general reserves reflecting the recent default ratio.

(Table1-1) #12 Gains (losses) on stocks (130.7 billion yen decrease from the plan): In addition to the significant decline in stock market compared to the assumption in the plan, the Bank suffered 130.6 billion yen losses on devaluation of stocks, since the Bank applied more conservative impairment rules in order to mitigate the stock market volatility risk.

(Table1-1) #13 Operating profit (967.1 billion yen decrease from the plan), net income (532.8 billion yen decrease from the plan): Banking profit (excluding transfer to general reserve for possible loan losses) largely increased as shown in #10, however total credit cost also increased significantly as shown in #11.

(Table1-1) #14 ROE (banking profit (excluding transfer to general reserve for possible loan losses) / stockholders' equity <average balance>) (18.35% increase from the plan): Stockholders' equity decreased as shown in #3 to #7, and banking profit (excluding transfer to general reserve for possible loan losses) largely increased as shown in #10.

(Table1-2) #1 Operating profit (510.6 billion yen decrease from the plan), net income (313.9 billion yen decrease from the plan): Decreased due to large increase in total credit cost as shown in (Table1-1) #11.

(Table2: non-consolidated) #1

Capital surplus (784.7 billion yen decrease from the plan), others (363.8 billion yen increase from the plan): As shown in (Table1-1) #4, Sakura Bank's unrealized losses on securities, etc. were written-off with the merger accounting (427.0 billion yen decrease) and part of capital surplus was transferred to other capital surplus (357.6 billion yen decrease).

(Table2: non-consolidated) #2

Earned surplus reserve (251.1 billion yen decrease from the plan), retained earnings to be carried forward to next fiscal year (277.6 billion yen decrease from the plan): As shown in (Table1-1) #5, all of earned surplus reserve (241.4

billion yen) was transferred to retained earnings. Net income did not reach the original target due to proactive measures taken to resolve asset quality problem.

(Table2: non-consolidated) #3

Evaluation losses on "other securities" (298.0 billion yen increase from the plan), unrealized gains on securities (112.5 billion yen decrease from the plan): Stock market dropped widely compared to the assumption in the plan.

(Table2: non-consolidated) #4

Unrealized appreciation of land (79.4 billion yen decrease from the plan): Decreased due to sales of real estate, including the Bank's headquarter building in Otemachi, and revaluation of the Land for business activities which the Bank succeeded due to the merger with SMBC Property Management Service Co., Ltd., pursuant to the Law Concerning Land Revaluation and the Law Concerning Amendment of the Law.

(Table2: non-consolidated) #5

Reserve for possible loan losses (394.8 billion yen increase from the plan): As shown in (Table1-1) #11, total credit cost increased largely.

(Table2: consolidated) #1

Capital surplus (784.7 billion yen decrease from the plan): As shown in (Table1-1 #4), Sakura Bank's unrealized losses on securities, etc. were written-off with the merger accounting (427.0 billion yen decrease) and part of capital surplus (357.6 billion yen) was transferred this fiscal year, as shown in #5.

(Table2: consolidated) #2

Evaluation losses on "other securities" (304.8 billion yen decrease from the plan), unrealized gains on securities (189.0 billion yen decrease from the plan): Stock market dropped widely compared to the assumption in the plan.

(Table2: consolidated) #3

Retained earnings (335.5 billion yen decrease from the plan): As shown in (Table1-1) #5, transfer from earned surplus reserve (241.4 billion yen) enlarged retained earnings, but on the other hand, proactive measures were taken to resolve asset quality problem and decreased net income compared to the plan.

(Table2: consolidated) #4

Unrealized appreciation of land (86.3 billion yen decrease from the plan): Decreased due to sales of real estate, including the Bank's headquarter building in Otemachi, and revaluation of the land for business activities which the Bank succeeded due to the merger with SMBC Property Management Service Co., Ltd., pursuant to the Law Concerning Land Revaluation and the Law Concerning Amendment of the Law.

(Table2: consolidated) #5

Reserve for possible loan losses (423.8 billion yen increase from the plan): As shown in (Table1-1) #11, total credit cost increased largely.

(Table10) #1

Loans to small- and medium- sized enterprises (adjusted basis) (811.5 billion yen decrease from the plan): The Bank made its best effort to achieve the target, however, (a) loan demand was still weak due to sluggish economy, (b) subsidiaries of large corporate shrunk their interest-bearing liabilities as

financial restructurings, (c) collection of problem loans progressed to accelerate an early resolution of asset quality problem, and (d) companies integrated their subsidiaries and the balance of their debts were decreased.

File No. 82-4395
Exhibit A4

平成14年6月27日

株主各位

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友銀行
頭取 西川善文

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拝啓 ますますご清栄のこととお喜び申し上げます。
さて、本日開催の当行第1期定時株主総会におきまして、下記のとおり報告並びに決議されましたのでご通知申し上げます。

敬具

記

報告事項 平成13年4月1日より平成14年3月31日に至る第1期営業報告書、貸借対照表及び損益計算書報告の件
本件は、その内容を報告いたしました。

決議事項
＜会社提案（第1号議案から第6号議案まで）＞

第1号議案 第1期利益処分計算書案承認の件
本件は、原案どおり承認可決され、普通株式の配当金につきましては、1株につき4円と決定いたしました。
また、第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式の配当金につきましては、それぞれ1株につき所定の10円50銭、28円50銭及び13円70銭と決定いたしました。

第２号議案　定款一部変更の件

本件は、新株予約権制度の創設や会社関係書類の電子化などを内容とする「商法等の一部を改正する法律」（平成13年11月28日法律第128号）の施行に伴い、関係条文を整備するものでありますが、次のとおり承認可決されました。

（下線は変更部分）

旧定款	新定款
（発行株式総数、１単元の株式の数および単元未満株券の不発行）	（発行株式総数）
第５条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	第５条　当銀行の発行する株式の総数は、167億7,000万株とし、このうち150億株は普通株式、１億7,000万株は第一種優先株式、２億5,000万株は第二種優先株式、２億5,000万株は第三種優先株式、３億株は第四種優先株式、８億株は第五種優先株式とする。ただし、優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。
	（１単元の株式の数および単元未満株券の不発行）
②当銀行の１単元の株式の数は、全ての種類の株式につき1,000株とする。	第６条　当銀行の１単元の株式の数は、全ての種類の株式につき1,000株とする。
③当銀行は、１単元の株式の数に満たない株式（以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。	②当銀行は、１単元の株式の数に満たない株式（以下単元未満株式という）に係る株券を発行しない。ただし、株式取扱規程に定めるところについてはこの限りではない。

第３号議案　取締役６名選任の件

本件は、取締役に西川善文、栗山道義、永田武全、奥　正之、野田賢治郎、松本睦彦の６氏が再選され就任いたしました。

第４号議案　監査役３名選任の件

本件は、監査役に伊藤助成氏が再選され就任、新たに中村金郎、那須　翔の両氏が選任され就任いたしました。

なお、監査役 伊藤助成、同 那須　翔の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の要件を満たしております。

第５号議案　役職員に対し新株予約権発行の件

本件は、原案どおり承認可決され、役職員に対し新株予約権1,850個（１個当りの目的たる株式は当行普通株式1,000株）を上限として無償で発行することに決定いたしました。

第６号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

本件は、退任取締役 奥山俊一氏、白賀洋平氏、足助明郎氏、石川博一氏、佐久間　邁氏、中尾秀光氏、小川惠三氏、児玉龍三氏、廣田　正氏及び宮城覚映氏並びに退任監査役 佐久間博氏、吉田長幸氏、平岩外四氏及び岡村泰孝氏の以上14氏に対し、当行役員退職慰労金規程に基づき退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議に一任することに承認可決されました。

<株主提案（第７号議案及び第８号議案）>

第７号議案　定款一部変更の件(1)

本件は、否決されました。

第８号議案　定款一部変更の件(2)

本件は、否決されました。

以　上

利益配当金のお支払いについて

第１期利益配当金について振込先をご指定の方には、「利益配当金計算書」並びに「配当金のお振込先について」を、それ以外の方には、「郵便振替支払通知書」を同封ご送付いたしますので、お受け取りくださいますようお願い申し上げます。

旧　定　款	新　定　款
(利益配当) 第26条　利益配当金は、決算期における最終の株主名簿に記載された株主または登録質権者に支払うものとする。	**(利益配当)** 第26条　利益配当金は、決算期における最終の株主名簿に記載または記録された株主または登録質権者に支払うものとする。
(中間配当) 第27条　当銀行は、取締役会の決議により毎年9月30日における最終の株主名簿に記載された株主または登録質権者に対し商法第293条ノ5の規定による金銭の分配（本定款において中間配当という）を行うことができる。	**(中間配当)** 第27条　当銀行は、取締役会の決議により毎年9月30日における最終の株主名簿に記載または記録された株主または登録質権者に対し商法第293条ノ5の規定による金銭の分配（本定款において中間配当という）を行うことができる。
(優先株式および転換社債の転換と配当) 第28条　第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式ならびに転換社債の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。	**(優先株式の転換と配当)** 第28条　第一種優先株式、第二種優先株式、第三種優先株式および第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

旧　定　款	新　定　款
(新株引受権) 第6条　当銀行は、取締役または使用人に対し商法第280条ノ19の規定による新株の引受権を与えることができる。	(削　除)
(基準日) 第7条　当銀行は、毎年3月31日における最終の株主名簿(実質株主名簿を含む。以下同じ)に記載された議決権を行使しうる株主(実質株主を含む。以下同じ)をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	**(基準日)** 第7条　当銀行は、毎年3月31日における最終の株主名簿(実質株主名簿を含む。以下同じ)に記載または記録された議決権を行使しうる株主(実質株主を含む。以下同じ)をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。
(優先株式の併合または分割、優先株主の新株引受権等) 第9条の7　当銀行は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当銀行は、優先株主に対し、新株の引受権または転換社債もしくは新株引受権付社債の引受権を与えない。	**(優先株式の併合または分割、優先株主の新株引受権等)** 第9条の7　当銀行は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当銀行は、優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。
(議決権の代理行使) 第13条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当銀行の当該株主総会において議決権を行使しうる株主に限る。 ②代理人は、当銀行に委任状を提出しなければならない。	**(議決権の代理行使)** 第13条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当銀行の当該株主総会において議決権を行使しうる株主に限る。 ②株主または代理人は、当銀行に委任状を提出しなければならない。

Exhibit A4
(English Summary)

(Excerpt translation)

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 1st Ordinary General Meeting of Shareholders of the Bank held today, report was made and resolutions were adopted as described below.

Yours very truly,

Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

Yoshifumi Nishikawa
President & CEO

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 1st business year (from April 1, 2001 to March 31, 2002).

As to this matter, the contents were reported.

Matters for resolution:

<Proposed by the Bank (Proposition Nos. 1 to 6)>

Proposition No.1: Approval of the proposed statement of appropriation of retained earnings for the 1st business year.

The proposition was approved and adopted as proposed and the ordinary dividends were determined to be ¥4 per share.

With regard to dividends on the 1st and 2nd type 1 preference shares and type 5 preference shares, such dividends were determined to be ¥10.50, ¥28.50 and ¥13.70 per share, as predetermined, respectively.

Proposition No. 2: Partial amendment to the Articles of Incorporation.

It was proposed that necessary amendments be made to the relevant Articles of the existing Articles of Incorporation of the Bank, pursuant to the enforcement of the "Law to Amend Part of the Commercial Code" (Law No. 128 dated November 28, 2001), which includes the creation of a system of rights to subscribe for new shares and provisions for electronic processing of corporate documents, among other things. The proposition was approved and adopted as follows:

(Translation omitted)

Proposition No. 3: Election of six Directors.

Messrs. Yoshifumi Nishikawa, Michiyoshi Kuriyama, Takeharu Nagata, Masayuki Oku, Kenjiro Noda and Mutsuhiko Matsumoto, 6 in all, were re-elected as Directors and assumed their respective offices as Directors.

Proposition No. 4: Election of three Statutory Auditors.

Mr. Josei Ito was re-elected and Messrs. Kinro Nakamura and Sho Nasu were newly elected as Statutory Auditors and assumed their respective offices as Statutory Auditors.

Statutory Auditors Josei Ito and Sho Nasu meet the requirement as outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Issuance of new share subscription rights to officers and employees.

The proposition was approved and adopted as proposed. It was decided that the Bank would issue new share subscription rights, not exceeding 1,850 rights (the number of shares to be issued for each new share subscription right shall be 1,000 ordinary shares), to its officers and employees without consideration.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retired and retiring Statutory Auditors.

It was approved and adopted that the retirement gratuities would be granted to the retired Directors, Messrs. Shunichi Okuyama, Yohei Shiraga, Akio Asuke, Hirokazu Ishikawa, Tsutomu Sakuma, Hidemitsu Nakao, Keizo Ogawa, Ryuzo Kodama, Tadashi Hirota and Kakuei Miyagi and the retired Statutory Auditors, Messrs. Hiroshi Sakuma and Nagayuki Yoshida, Gaishi Hiraiwa and Yasutaka Okamura, 14 in all, in

accordance with the Bank's Standards for Granting Retirement Gratuities for Directors and Statutory Auditors and that the determination of the actual amount and the time and method of presentation, etc. of the retirement gratuities should be left to the Board of Directors in respect of the retired Directors and the mutual consultations of the Statutory Auditors in respect of the retired Statutory Auditors, respectively.

<Proposed by Shareholders (Proposition Nos. 7 and 8)>

Proposition No. 7: Partial amendment to the Articles of Incorporation (1).

The proposition was disapproved.

Proposition No. 8: Partial amendment to the Articles of Incorporation (2).

The proposition was disapproved.

- END -